   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 2000



                                                      REGISTRATION NO. 333-44774

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              QUOKKA SPORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7999                            94-3250045
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              QUOKKA SPORTS, INC.
                        525 BRANNAN STREET, GROUND FLOOR
                            SAN FRANCISCO, CA 94107
                                 (415) 908-3800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ALAN S. RAMADAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              QUOKKA SPORTS, INC.
                        525 BRANNAN STREET, GROUND FLOOR
                            SAN FRANCISCO, CA 94107
                                 (415) 908-3800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

       KENNETH L. GUERNSEY                  LARRY E. ROBBINS                   STEVEN A. HOBBS
         ISOBEL A. JONES                   DONALD R. REYNOLDS         CLIFFORD CHANCE ROGERS & WELLS LLP
          STEVE R. DAETZ           WYRICK ROBBINS YATES & PONTON LLP           200 PARK AVENUE
         JASON S. THRONE            4101 LAKE BOONE TRAIL, SUITE 300       NEW YORK, NEW YORK 10166
        COOLEY GODWARD LLP           RALEIGH, NORTH CAROLINA 27607              (212) 878-8000
  ONE MARITIME PLAZA, 20TH FLOOR             (919) 781-4000
 SAN FRANCISCO, CALIFORNIA 94111
          (415) 693-2000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[QUOKKA LOGO]                                                [TOTAL SPORTS LOGO]

                        SPECIAL MEETINGS OF STOCKHOLDERS


                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT


To the stockholders of Quokka Sports, Inc. and Total Sports Inc.:

     The boards of directors of Quokka Sports, Inc. and Total Sports Inc. have approved a merger agreement between Quokka and Total Sports.


     If the merger is completed, holders of Total Sports common stock and preferred stock will receive a number of shares of Quokka common stock for each share of Total Sports common stock and preferred stock they own based on the exchange ratios defined in the merger agreement. Holders of warrants to purchase Total Sports common stock and preferred stock will receive warrants to purchase a number of shares of Quokka common stock and holders of options to purchase Total Sports preferred stock and common stock will receive options to receive Quokka common stock, each based upon the exchange ratios defined in the merger agreement. The exchange ratios are based on the value of the Quokka common stock at the time of the closing of the merger and will fluctuate with the price of the Quokka common stock. Immediately after the merger, based upon shares of Quokka common stock outstanding as of the record date, former securityholders of Total Sports will own or have a right to own up to approximately 24.4% of the outstanding shares of Quokka, and persons who were stockholders of Quokka immediately before the merger will own approximately 75.6% of the outstanding shares of Quokka common stock immediately after the merger.



     Quokka common stock is listed on the Nasdaq National Market under the symbol "QKKA," and on September 26, 2000, Quokka common stock closed at $4.0625 per share.



     Stockholders of Quokka will be asked at Quokka's special meeting of stockholders to: (1) approve the merger agreement, which will constitute approval of the merger and the other transactions contemplated by the merger agreement, including the issuance of Quokka common stock in the merger, and (2) approve the issuance of common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants that were issued in a private placement on September 15, 2000. Stockholders of Total Sports will be asked at Total Sports' special meeting of stockholders to approve the merger agreement. After careful consideration, Quokka's board of directors and Total Sports' board of directors have determined that the merger and the merger agreement are in your best interests. Quokka's board of directors and Total Sports' board of directors have approved the merger and the merger agreement and recommend its approval by you. Quokka's board of directors has approved the issuance of common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants and recommends its approval by you.


     The date, time and place of the special meetings are as follows:


             For Quokka stockholders:                         For Total Sports stockholders:
                 November   , 2000                                        , 2000
                 9:00 a.m. P.S.T.                                    9:00 a.m. E.S.T.
                Quokka Sports, Inc.                                  Total Sports Inc.
         525 Brannan Street, Ground Floor                         234 Fayetteville Street
             San Francisco, California                            Raleigh, North Carolina



     The joint proxy statement/prospectus attached to this letter provides you with information about Quokka, Total Sports and the proposed merger. In addition, you may obtain other information about Quokka and Total Sports from documents filed with the Securities and Exchange Commission. We encourage you to read the entire joint proxy statement/prospectus carefully. IN PARTICULAR, BEFORE VOTING AT THE SPECIAL MEETING, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 26 OF THIS JOINT PROXY STATEMENT/PROSPECTUS.





------------------------------------------------       ------------------------------------------------
  Alan S. Ramadan                                      Frank A. Daniels, III
  President and Chief Executive Officer                Chairman of the Board
  Quokka Sports, Inc.                                  Total Sports Inc.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE QUOKKA COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THE JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The joint proxy statement/prospectus is dated October   , 2000, and is
first being mailed to stockholders of Quokka and Total Sports on or about
October   , 2000.

                              QUOKKA SPORTS, INC.
                        525 BRANNAN STREET, GROUND FLOOR
                        SAN FRANCISCO, CALIFORNIA 94107
                                 (415) 908-3800
                           -------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON NOVEMBER    , 2000


To the stockholders of Quokka Sports, Inc.:


     A special meeting of stockholders of Quokka Sports, Inc., a Delaware
corporation, will be held on November   , 2000 at 9:00 a.m., local time, at the
principal executive offices of Quokka located at 525 Brannan Street, Ground Floor, San Francisco, California for the following purposes:



     1. To consider and vote upon approval of the Agreement and Plan of Merger and Reorganization dated as of July 20, 2000, among Quokka Sports, Inc. and Total Sports Inc., pursuant to which Total Sports will be merged with and into Quokka and all of the outstanding shares of capital stock, options and warrants of Total Sports will be exchanged for up to 15,000,000 shares of Quokka common stock, which will constitute approval of the merger and the other transactions contemplated by the merger agreement, including the issuance of Quokka common stock in the merger.



     2. To approve the issuance of common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants that were issued in a private placement on September 15, 2000.



     3. To transact such other business as may properly come before the special meeting or any adjournment thereof.



     Only holders of record of Quokka common stock at the close of business on September 15, 2000, the record date, are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Quokka had outstanding and entitled to vote 46,383,304 shares of common stock.



     YOUR VOTE IS IMPORTANT. THE MERGER CANNOT BE COMPLETED UNLESS THE HOLDERS OF A MAJORITY OF THE VOTES CAST IN PERSON OR BY PROXY AT THE SPECIAL MEETING APPROVE THE MERGER AGREEMENT. THE ISSUANCE OF COMMON STOCK UPON CONVERSION OF QUOKKA'S 7.0% CONVERTIBLE PROMISSORY NOTES AND UPON EXERCISE OF THE RELATED WARRANTS IN EXCESS OF REGULATORY LIMITATIONS CANNOT BE COMPLETED UNLESS THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE VOTES CAST IN PERSON OR BY PROXY AT THE SPECIAL MEETING APPROVE THE ISSUANCE. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY CARD AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WISH TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AND IN FAVOR OF THE ISSUANCE OF COMMON STOCK UPON CONVERSION OF QUOKKA'S 7.0% CONVERTIBLE PROMISSORY NOTES AND UPON EXERCISE OF THE RELATED WARRANTS. IF YOU FAIL TO RETURN YOUR PROXY CARD, THE EFFECT WILL BE THAT YOUR SHARES WILL NOT BE COUNTED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT AT THE SPECIAL MEETING. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.


                                         By Order of the Board of Directors of
                                         Quokka Sports, Inc.

                                         ---------------------------------------
                                                     Alan S. Ramadan
                                          President and Chief Executive Officer

San Francisco, California

October   , 2000



     QUOKKA'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT QUOKKA STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND "FOR" APPROVAL OF THE ISSUANCE OF COMMON STOCK UPON CONVERSION OF QUOKKA'S 7.0% CONVERTIBLE PROMISSORY NOTES AND UPON EXERCISE OF THE RELATED WARRANTS.

                               TOTAL SPORTS INC.
                            234 FAYETTEVILLE STREET
                         RALEIGH, NORTH CAROLINA 27601
                                 (919) 573-8020
                           -------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                      TO BE HELD ON                , 2000

To the stockholders of Total Sports Inc.:

     A special meeting of stockholders of Total Sports Inc., a Delaware
corporation, will be held on             , 2000 at 9:00 a.m., local time, at the
principal executive offices of Total Sports located at 234 Fayetteville Street, Raleigh, North Carolina for the following purposes:

     1. To consider and vote upon approval of the Agreement and Plan of Merger and Reorganization dated as of July 20, 2000, among Quokka Sports, Inc. and Total Sports Inc., pursuant to which Total Sports will be merged with and into Quokka and all of the outstanding shares of capital stock, options and warrants of Total Sports will be exchanged for up to 15,000,000 shares of Quokka common stock.

     2. To transact such other business as may properly come before the special meeting or any adjournment thereof.


     Only holders of record of Total Sports common stock and preferred stock at the close of business on September 22, 2000, the record date, are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Total Sports had outstanding and entitled to vote 2,891,546 shares of common stock, 125,000 shares of series A preferred stock, 518,841 shares of series B preferred stock, 1,418,200 shares of series C preferred stock, 630,756 shares of series C1 preferred stock, 2,140,873 shares of series D preferred stock and no shares of series D1 preferred stock. Holders of series A preferred stock and series E preferred stock are not entitled to vote at the special meeting. Holders of Total Sports common stock and preferred stock are entitled to appraisal rights under the Delaware General Corporation Law under certain circumstances in connection with the merger.



     YOUR VOTE IS IMPORTANT. THE MERGER CANNOT BE COMPLETED UNLESS THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF TOTAL SPORTS COMMON STOCK ENTITLED TO VOTE AND PREFERRED STOCK ENTITLED TO VOTE, ON AN AS-CONVERTED TO COMMON STOCK BASIS, OTHER THAN THE SERIES A PREFERRED STOCK AND SERIES E PREFERRED STOCK, APPROVE THE MERGER AGREEMENT. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY CARD AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WISH TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. IF YOU FAIL TO RETURN YOUR PROXY CARD, THE EFFECT WILL BE THAT YOUR SHARES WILL NOT BE COUNTED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT AT THE SPECIAL MEETING. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.


                                             By Order of the Board of Directors
                                             of Total Sports Inc.

                                             -----------------------------------
                                                    Frank A. Daniels, III
                                                    Chairman of the Board

Raleigh, North Carolina

October   , 2000



     TOTAL SPORTS' BOARD OF DIRECTORS RECOMMENDS THAT TOTAL SPORTS STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS
  Questions And Answers About The Quokka/Total Sports
     Merger.................................................    1
  Questions And Answers About The Quokka Common Stock To Be
     Issued Upon Conversion Of Notes And Exercise Of
     Warrants Issued In Quokka's Private Placement On
     September 15, 2000.....................................    1
  Questions and Answers About My Proxy Card And The Special
     Meetings...............................................    2
SUMMARY.....................................................    4
RISK FACTORS................................................   26
  Risks Relating To The Merger..............................   26
  Risks Relating To Quokka..................................   28
  Risks Relating To The Private Placement...................   40
THE COMPANIES...............................................   44
  Quokka Sports, Inc. ......................................   44
  Management's Discussion And Analysis Of Financial
     Condition And Results Of Operations Of Quokka Sports,
     Inc. ..................................................   58
  Total Sports Inc. ........................................   66
  Management's Discussion And Analysis Of Financial
     Condition And Results Of Operations Of Total Sports
     Inc. ..................................................   78
THE SPECIAL MEETING OF QUOKKA STOCKHOLDERS..................   94
  Joint Proxy Statement/Prospectus..........................   94
  Date, Time And Place Of The Special Meeting...............   94
  Purpose Of The Special Meeting............................   94
  Recommendation Of Quokka's Board Of Directors.............   94
  Record Date And Voting Powers.............................   95
  Voting And Revocation Of Proxies..........................   95
  Required Vote.............................................   95
  Voting; Proxies...........................................   95
  Voting Via The Internet Or By Telephone...................   96
THE SPECIAL MEETING OF TOTAL SPORTS STOCKHOLDERS............   97
  Joint Proxy Statement/Prospectus..........................   97
  Date, Time And Place Of The Special Meeting...............   97
  Purpose Of The Special Meeting............................   97
  Recommendation Of Total Sports' Board Of Directors........   97
  Record Date And Voting Powers.............................   97
  Voting And Revocation Of Proxies..........................   97
  Required Vote.............................................   98
  Voting; Proxies...........................................   98
THE MERGER..................................................  100
  General Description Of The Merger.........................  100
  Background................................................  100
  The Proposed Management Buy-Out Of Total Sports' Print
     Publishing Division....................................  102
  The Proposed Public Offering..............................  102
  Reasons For The Merger....................................  102
  Recommendation Of Total Sports' Board Of Directors........  104
  Recommendation Of Quokka's Board Of Directors.............  104
  Opinion Of Total Sports' Financial Advisor................  104
  Interests Of Total Sports' Officers And Directors In The
     Merger.................................................  105
  Indemnification Of Officers And Directors.................  106
  Change Of Control Severance Plan..........................  107
  Material U.S. Federal Income Tax Consequences.............  107

                                                              PAGE
                                                              ----
  Anticipated Accounting Treatment..........................  110
  Governmental Approvals....................................  110
  Escrow; Restrictions On Resales...........................  110
CERTAIN TERMS OF THE MERGER AGREEMENT.......................  112
  The Merger................................................  112
  Effective Time Of The Merger..............................  112
  Manner And Basis Of Converting Shares.....................  112
  The Escrow Fund...........................................  116
  Total Sports Stock Options And Warrants...................  117
  Representations And Warranties............................  117
  Covenants; Conduct Of Business Prior To The Merger........  117
  Limitation On Considering Other Acquisition Proposals.....  120
  Conditions To The Merger..................................  121
  Termination Of The Merger Agreement.......................  123
  Expenses And Termination Fees.............................  124
VOTING AGREEMENTS...........................................  125
MANAGEMENT AND OTHER INFORMATION............................  126
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................  130
EXECUTIVE COMPENSATION......................................  134
STOCK OPTION GRANTS AND EXERCISES...........................  136
EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS......  137
CERTAIN TRANSACTIONS........................................  138
DISSENTERS' RIGHTS..........................................  141
DESCRIPTION OF QUOKKA CAPITAL STOCK.........................  143
  Registration Rights.......................................  143
  Transfer Agent And Registrar..............................  145
COMPARATIVE RIGHTS OF QUOKKA STOCKHOLDERS AND TOTAL SPORTS
  STOCKHOLDERS..............................................  146
  Classes Of Directors......................................  146
  Removal Of Directors......................................  146
  Indemnification And Limitation Of Liability...............  146
  Elimination Of Actions By Written Consent Of
     Stockholders...........................................  146
  Power To Call Special Meetings Of Stockholders............  146
  Amendment Of Bylaws.......................................  147
APPROVAL OF THE ISSUANCE OF COMMON STOCK UPON CONVERSION OF
  QUOKKA'S 7.0% CONVERTIBLE PROMISSORY NOTES AND UPON
  EXERCISE OF THE RELATED WARRANTS..........................  148
  Overview Of The Private Placement And Stockholder Vote....  148
  Risk Factors..............................................  148
  Additional Information....................................  148
  Basis For Seeking Stockholder Approval....................  148
  Use Of Proceeds...........................................  149
  Description Of The Notes..................................  149
  Description Of The Warrants...............................  152
  Registration Rights Of Common Stock Underlying Notes And
     Warrants...............................................  153
  Change Of Control.........................................  153
  Related Parties...........................................  154
INDEPENDENT ACCOUNTANTS.....................................  155

                                                              PAGE
                                                              ----
LEGAL MATTERS...............................................  155
OTHER EXPERTS...............................................  155
WHERE YOU CAN FIND MORE INFORMATION.........................  155
INDEX TO FINANCIAL STATEMENTS...............................  F-1


ANNEXES:

A -- Agreement and Plan of Merger and Reorganization

B-1 -- Form of Voting Agreement with MediaOne Interactive Services, Inc.

B-2 -- Form of Voting Agreement of certain Quokka stockholders

C -- Form of Voting Agreement of certain Total Sports stockholders

D -- Opinion of Allen & Company Incorporated

E -- Section 262 of the Delaware General Corporation Law (Dissenters' Rights)

                             QUESTIONS AND ANSWERS



QUESTIONS AND ANSWERS ABOUT THE QUOKKA/TOTAL SPORTS MERGER


Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE? (SEE PAGE   )

A: Quokka and Total Sports are proposing to merge because we believe the resulting combination will create a stronger, more competitive company capable of achieving greater financial strength, market share, operational efficiencies, technology development, earning power and growth potential than either company would have on its own.

Q: WHAT WILL TOTAL SPORTS STOCKHOLDERS RECEIVE IN THE MERGER? (SEE PAGE   )

A: If the merger is completed, Total Sports stockholders, option holders and warrant holders collectively will receive up to 15,000,000 shares of Quokka common stock for all of the outstanding common stock, preferred stock, stock options and warrants of Total Sports based on the exchange ratios defined in the merger agreement. These exchange ratios take into account various liquidation preferences, dividend rights and other privileges for some of the classes of capital stock of Total Sports. Accordingly, the number of shares of Quokka common stock to be issued for each share of Total Sports common stock and preferred stock, and the number of shares of Quokka common stock to be reserved for issuance for each outstanding Total Sports option and warrant depends upon the aggregate value of the Quokka common stock to be received in accordance with the merger agreement. As a result, the value of the Quokka common stock you will receive in the merger will not be known before the merger is completed and will fluctuate as the market price of Quokka common stock goes up or down. We encourage you to obtain current market quotations for the Quokka common stock, which is listed under "QKKA" on the Nasdaq National Market.


Q. SHOULD I SEND IN MY TOTAL SPORTS STOCK CERTIFICATES NOW?



A. Yes. In order to receive any shares of Quokka stock to which you may be entitled, you must exchange your original Total Sports stock certificates. Please send your original Total Sports stock certificates to Drue Moore, Esq., Vice President, Corporate Development and General Counsel of Total Sports Inc. at 234 Fayetteville Street, Raleigh, North Carolina 27601, (919) 573 5431. In the event that the merger is not completed, your original stock certificates will be returned to you. If the merger is completed, you will receive written instructions regarding the exchange of your shares of Total Sports common stock for shares of Quokka common stock and a cash payment for any fractional share of Quokka common stock to which you otherwise should be entitled.



Q. AM I ENTITLED TO DISSENTERS' RIGHTS?



A: Total Sports stockholders will be entitled to dissenters' rights in certain instances. Quokka stockholders will not be entitled to dissenters' rights.



QUESTIONS AND ANSWERS ABOUT THE QUOKKA COMMON STOCK TO BE ISSUED UPON CONVERSION OF NOTES AND EXERCISE OF WARRANTS ISSUED IN QUOKKA'S PRIVATE PLACEMENT ON SEPTEMBER 15, 2000



     As described in greater detail beginning on page    and the risk factors
under the heading "Risk Factors Relating to the Private Placement" starting on
page   , in addition to the merger, Quokka stockholders are being asked to approve the issuance of Quokka common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants that Quokka issued on September 15, 2000.

Q: WHY ARE QUOKKA STOCKHOLDERS BEING ASKED TO APPROVE THIS MATTER?



A: Quokka stockholders are being asked to approve this matter in order to comply with the rules and regulations of the Nasdaq Stock Market on which the Quokka common stock trades and to enable the full conversion of the notes and the full exercise of the warrants that Quokka issued on September 15, 2000.



Q: HOW MANY SHARES OF QUOKKA COMMON STOCK WILL BE ISSUED UPON CONVERSION OF THE
   NOTES AND EXERCISE OF THE WARRANTS?



A: Based on the $77.4 million face amount of notes issued on September 15, 2000 and the current $5.415 conversion price, the notes are now convertible into an aggregate of approximately 14.3 million shares of Quokka common stock. The warrants are now convertible into approximately 2.8 million shares of Quokka commons stock. Therefore, Quokka expects that at least 17.1 million shares of its common stock will be issued in exchange for outstanding notes and
   warrants. However, as described in greater detail beginning on page      ,
   the number of shares of Quokka common stock that are issuable could increase if the conversion price of the notes is adjusted downward, if there are any future stock issuances that result in an anti-dilution adjustment and if Quokka elects to pay interest on the notes with payments-in-kind rather than cash. Payments-in-kind allow Quokka to avoid an immediate cash outlay on each interest payment date but have the effect of increasing the face amount of the notes. Assuming (1) Quokka pays all interest payments on the notes for the full five year term of the notes with payments-in-kind rather than cash,
   (2) the conversion price remains at $5.415 throughout the five years and (3) no notes are converted during the five year term of the notes, then the payments-in-kind would increase the face amount of the notes by approximately $32.1 million, which would be convertible into approximately 5.9 million shares of Quokka common stock.



Q: WHAT HAPPENS IF QUOKKA IS UNABLE TO OBTAIN THE STOCKHOLDER APPROVAL REQUIRED
   BY NASDAQ?



A: If Quokka fails to obtain stockholder approval by November 15, 2000, the noteholders have the right to contractually cause Quokka to repurchase all outstanding notes at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, which Quokka expects would be at least $89.0 million, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption.



QUESTIONS AND ANSWERS ABOUT MY PROXY CARD AND THE SPECIAL MEETINGS



Q: WHAT DO I NEED TO DO NOW?



A: We urge you to read this joint proxy statement/prospectus carefully, including its annexes. Quokka stockholders and Total Sports stockholders should consider how the merger affects you and Quokka stockholders should also separately consider how the issuance of Quokka common stock upon conversion of the notes and exercise of the warrants affect you. Then, mail your completed and signed proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the special meeting of Quokka stockholders or the special meeting of Total Sports stockholders, as appropriate.


Q: WHAT HAPPENS IF I DO NOT RETURN A PROXY CARD?


A: For both Quokka stockholders and Total Sports stockholders, the failure to return your proxy card could be a factor in establishing a quorum for each company's special meeting.

Q: MAY I VOTE IN PERSON?

A: Yes. You may attend the special meeting of Quokka stockholders or the special meeting of Total Sports stockholders, as appropriate, and vote your shares in person, rather than, or in addition to, signing and returning your proxy card.

Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You may change your vote at any time before your proxy card is voted at your special meeting. You can do this in one of three ways. First, you can send a written notice to the applicable company stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q: IF MY QUOKKA SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER
   VOTE MY SHARES FOR ME?

A: Your broker will not be able to vote your Quokka shares without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.


Q. WHO CAN HELP ANSWER MY QUESTIONS?


A: If you would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

              TOTAL SPORTS INC.
              Attn: Investor Relations
              234 Fayetteville Street
              Raleigh, North Carolina 27601
              Telephone: (919) 573-8020

                          or

              QUOKKA SPORTS, INC.
              Attn: Investor Relations
              525 Brannan Street, Ground Floor
              San Francisco, California 94107
              Telephone: (415) 908-3800


     If you have questions about the shares of Quokka common stock to be issued upon conversion of the notes and exercise of the warrants issued in Quokka's private placement on September 15, 2000, you should contact Quokka Sports at the address above.

                                    SUMMARY

     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS JOINT PROXY STATEMENT/PROSPECTUS AND MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER, YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS TO WHICH WE REFER. IN PARTICULAR, YOU SHOULD READ THE DOCUMENTS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE MERGER AGREEMENT AND THE FORMS OF VOTING AGREEMENT, WHICH ARE ATTACHED AS ANNEXES A, B-1, B-2 AND C. WE HAVE INCLUDED PAGE REFERENCES IN PARENTHESES AT VARIOUS POINTS IN THIS SUMMARY TO DIRECT YOU TO A MORE DETAILED DESCRIPTION OF THE TOPICS PRESENTED.

THE COMPANIES (PAGE   )

QUOKKA SPORTS, INC.
525 Brannan Street, Ground Floor
San Francisco, California 94107
Telephone: (415) 908-3800

     Quokka Sports, Inc. is a leading provider of sports entertainment for the digital world. Quokka's web sites currently cover motor racing, sailing, action sports such as skiing, climbing, hiking, snowboarding, adventure racing and mountain biking, and key Olympic summer sports along with specific sporting events like the biennial Olympic Games, the America's Cup yacht match, FedEx Championship Auto Racing Series and the Moto Grand Prix championship. Quokka offers live event coverage, race viewers, news and information, analysis, audio and text dispatches, and content created by fans as well as the ability to purchase premium content and products and services. Quokka seeks to generate revenues from sponsorship and advertising from business customers, content syndication from media companies, and sales of content, sports memorabilia, merchandise and services from consumers.

TOTAL SPORTS INC.
234 Fayetteville Street
Raleigh, North Carolina 27601
Telephone: (919) 573-8020

     Total Sports is an online sports media company engaged in real time sporting event coverage for mainstream sports. Total Sports owns and operates the Total Sports Network that features TotalCast(TM) live-event coverage of Major League Baseball, NCAA basketball and NCAA football as well as every major college sports championship, including the College World Series. In addition to live event coverage, the Total Sports Network offers proprietary historical databases, data analysis and news for their fan communities.

DESCRIPTION OF THE MERGER (PAGE   )

     Under the merger agreement, Total Sports will merge with and into Quokka. Total Sports securityholders will receive an aggregate of up to 15,000,000 shares of Quokka common stock in exchange for all of their outstanding Total Sports common stock, preferred stock, options and warrants.

MERGER CONSIDERATION; EXCHANGE RATIO (PAGE   )

     As a Total Sports stockholder, you will receive a number of shares of Quokka common stock in exchange for each share of Total Sports common stock or preferred stock that you own based on the exchange ratios defined in the merger agreement. You will receive cash for any fractional share of Quokka common stock that you otherwise would be entitled to receive.

     The exchange ratios are dependent upon the value of the Quokka stock to be received in the merger and the rights, preferences and privileges of the various classes of Total Sports capital stock, and will vary based upon fluctuations in the market price of Quokka common stock between now and the date the merger is completed. Neither Quokka nor Total Sports has the right to terminate the merger agreement or renegotiate the exchange ratios as a result of market price fluctuations.

COMPARATIVE PER COMMON SHARE MARKET PRICE INFORMATION (PAGE   )


     Quokka common stock is listed on the Nasdaq National Market under the symbol "QKKA." On July 20, 2000, the last full trading day prior to the public announcement of the proposed merger, Quokka common stock closed at $9.00 per share. On September 26, 2000, Quokka common stock closed at $4.0625 per share.


     Total Sports' capital stock is not publicly traded.

TAX MATTERS (PAGE   )


     It is a condition to the respective obligations of Quokka and Total Sports to consummate the merger that each company receive an opinion from its legal counsel substantially to the effect that the exchange of shares of Total Sports common stock for shares of Quokka common stock in the merger will be tax-free to Total Sports stockholders for federal income tax purposes. Cash received by you instead of fractional shares of Quokka common stock or in exchange for Total Sports stock pursuant to the exercise of dissenters' rights under the Delaware General Corporation Law will result in the recognition of gain or loss for federal income tax purposes. Your tax basis in the shares of Quokka common stock that you receive in the merger will generally equal your current tax basis in your shares of Total Sports common stock or preferred stock, reduced by the basis allocable to any fractional share interest for which you receive cash.


     TAX MATTERS CAN BE COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGER TO YOU.

REASONS FOR THE MERGER

     Quokka (Page   ). Quokka's board of directors believes that Quokka and its stockholders would realize a number of benefits from the merger, including, among other benefits, the following:

     - access to an estimated 42 million potential U.S. major league baseball enthusiasts, an estimated 43 million potential U.S. college football enthusiasts and an estimated 43 million potential U.S. college basketball enthusiasts;

     - access to Total Sports' publishing technology and know-how;

     - entry into traditional sports coverage;

     - the strategic benefits of combining Quokka's immersive coverage with Total Sports' strong editorial content;

     - the opportunity to strengthen the relationship with National Broadcasting Company, Inc. or "NBC"; and

     - the opportunity to shorten the expected time for Quokka to achieve profitability.

     Total Sports (Page   ). The Total Sports board of directors believes that
Total Sports and its stockholders would realize a number of benefits from the merger, including, among other benefits, the following:

     - Total Sports' prospects as an independent company, and the increased likelihood of obtaining funding for its business as a result of the merger;

     - the liquidity of Quokka's common stock;

     - the opportunity for Total Sports stockholders to participate in a company with broader sports coverage and greater financial resources;

     - the strength of Quokka's senior management, and in particular the ability of Alan Ramadan, Quokka's current president and chief executive officer, and Alvaro Saralegui, Quokka's current chief operating officer, to lead the combined operations of Quokka and Total Sports;

     - the strategic benefits of combining Quokka's immersive coverage with Total Sports' strong editorial content;

     - the opportunity to strengthen the relationship with NBC; and

     - the opportunity to shorten the expected time for Total Sports to achieve profitability.

RECOMMENDATION OF QUOKKA'S BOARD OF DIRECTORS AND TOTAL SPORTS' BOARD OF
DIRECTORS (PAGE      )


     Quokka's board of directors and Total Sports' board of directors believe that the merger and the merger agreement are in your best interests. Quokka's board of directors and Total Sports' board of directors have approved the merger agreement and recommend that you vote "FOR" approval of the merger agreement and the other transactions contemplated by the merger agreement, including the issuance of Quokka common stock in the merger.


OPINION OF TOTAL SPORTS' FINANCIAL ADVISOR (PAGE      )

     Total Sports engaged Allen & Company Incorporated to act as its financial advisor in connection with a sale of Total Sports. Based on its analysis, Allen & Company rendered its opinion as of July 20, 2000, the date of the merger agreement, that the aggregate consideration to be received by the securityholders of Total Sports in the merger is fair from a financial point of view.

THE TOTAL SPORTS SPECIAL MEETING OF STOCKHOLDERS (PAGE      )

     Time, Date And Place. A special meeting of the stockholders of Total Sports
will be held on             , 2000, at the principal executive offices of Total
Sports located at 234 Fayetteville Street, Raleigh, North Carolina at 9:00 a.m. local time, to consider and approve the merger agreement.


     Record Date And Voting Power For Total Sports. You are entitled to vote at the special meeting if you owned shares of Total Sports common stock or the Total Sports preferred stock identified in this paragraph at the close of business on September 22, 2000, which is the record date for the special meeting. You will have one vote at the special meeting for each share of Total Sports common stock you owned at the close of business on the record date and one vote for each share of series B preferred stock, series C preferred stock, series C1 preferred stock, series D preferred stock and series D1 preferred stock you owned at the close of business on the record date. On the record date, there were 2,891,546 shares of Total Sports common stock, 518,841 shares of series B preferred stock, 1,418,200 shares of series C preferred stock, 630,756 shares of series C1 preferred stock, 2,140,873 shares of series D preferred stock and no shares of series D1 preferred stock entitled to be voted at the special meeting. Holders of Total Sports series A preferred stock and series E preferred stock are not entitled to vote at the meeting under the Delaware General Corporation Law, although some of these holders must consent to the merger in accordance with stockholder agreements with Total Sports and other Total Sports stockholders, as discussed below.


     Total Sports Required Vote. Under the Delaware General Corporation Law, the approval of the merger agreement requires the affirmative vote of holders of a majority of the shares of Total Sports common stock and preferred stock, that are entitled to vote and are outstanding at the close of business on the record date, on an as-converted to common stock basis.

     In addition, in accordance with existing stockholder rights agreements with Total Sports and other Total Sports stockholders, the merger requires the affirmative vote by the following Total Sports stockholders:

     - holders of a majority of shares of series A preferred stock outstanding as of the record date;

     - holders of 80% of the shares of series B preferred stock outstanding as of the record date;

     - holders of 80% of the shares of series C preferred stock and series C1 preferred stock outstanding as of the record date, voting together as a single class; and

     - 40% of the holders of the shares of series D preferred stock, series D1 preferred stock, if any, and NBC based on the dollar value of such holders' investment in Total Sports.


     Share Ownership Of Management. The directors and executive officers of Total Sports beneficially owned approximately 77% of the shares of Total Sports common stock, 100% of the shares of series A preferred stock, 95% of the series B preferred stock, 82% of the series C preferred stock and series C1 preferred stock, collectively as a single class, and 56% of the series D preferred stock, each as outstanding at the close of business on the record date. Directors, executive officers and other stockholders of Total Sports holding 1,342,588 shares of common stock, 125,000 shares of series A preferred stock, 423,000 shares of series B preferred stock, 1,676,451 shares of series C and C1 preferred stock and 1,208,228 shares of series D preferred stock, have agreed to vote their shares of common stock and preferred stock in favor of the approval of the merger agreement.


THE QUOKKA SPECIAL MEETING OF STOCKHOLDERS (PAGE      )


     Time, Date And Place. A special meeting of the stockholders of Quokka will
be held on November   , 2000, at the principal executive offices of Quokka
located at 525 Brannan Street, Ground Floor, San Francisco, California at 9:00 a.m. local time, to consider and approve:



     - the merger agreement, which will constitute approval of the merger and the other transactions contemplated by the merger agreement, including the issuance of Quokka common stock in the merger; and



     - the issuance of Quokka common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants that were issued in a private placement on September 15, 2000.



     Record Date And Voting Power For Quokka. You are entitled to vote at the special meeting if you owned shares of Quokka common stock at the close of business on September 15, 2000, which is the record date for the special meeting. You will have one vote at the special meeting for each share of Quokka common stock you owned at the close of business on the record date. On the record date, there were 46,383,304 shares of Quokka common stock entitled to be voted at the special meeting.



     Quokka Required Vote. The approval of the merger agreement requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the special meeting. The approval of the issuance of Quokka common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants requires the affirmative vote of holders of a majority of the votes cast in person or by proxy at the special meeting.



     Share Ownership Of Management. Ten stockholders, including entities affiliated with directors of Quokka and other major Quokka stockholders, owned approximately 57.6% of the shares of Quokka common stock outstanding at the close of business on the record date. Each of these Quokka stockholders has agreed to vote their shares in favor of the approval of the merger agreement and the issuance of Quokka common stock in the merger. Ten stockholders, including entities affiliated with directors of Quokka and other major Quokka stockholders, owned approximately 50.0% of the shares of Quokka common stock outstanding as of the close of business on the record date. Each of these Quokka stockholders has agreed to vote their shares in favor of the approval of the issuance of Quokka common stock upon conversion of the notes and upon exercise of the related warrants.


INTERESTS OF TOTAL SPORTS' OFFICERS AND DIRECTORS IN THE MERGER (PAGE      )

     When considering the recommendation of Total Sports' board of directors that you vote for approval of the merger agreement, you should be aware that a number of Total Sports' officers and directors have interests in the merger that are different from, or in addition to, yours.

     For example, depending upon the value of the Quokka common stock to be received at the time of the closing of the merger, some classes of Total Sports preferred stock will receive disproportionate amounts of the aggregate consideration received by Total Sports stockholders, based on the various rights, preferences and privileges of each class of Total Sports capital stock. In addition, a portion of the options granted to officers of Total Sports under current Total Sports stock plans will accelerate upon the completion of the merger. The shares subject to options under the Total Sports Inc. 2000 Stock Plan will be senior in rights to the other capital stock of Total Sports. Further, Gary Stevenson, president, chief executive officer and a director of Total Sports, will receive between 8% and 11% of the aggregate Quokka common stock to be received in the merger, depending upon the value of the total amount of Quokka stock to be issued via the merger.

LIMITATION ON CONSIDERING OTHER ACQUISITION PROPOSALS (PAGE      )

     Total Sports has agreed not to consider a business combination or other similar transaction with another party prior to the closing of the merger.

CONDITIONS TO THE MERGER (PAGE      )

     Conditions To The Obligations Of Each Party. The obligations of Quokka and Total Sports to complete the merger are subject to the satisfaction of certain conditions, including the following:

     - Total Sports stockholders and Quokka stockholders must approve the merger agreement;

     - the Nasdaq Stock Market must approve the shares of Quokka common stock to be issued in the merger for listing on the Nasdaq National Market;

     - the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, shall have become effective;

     - the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated; and

     - no order shall be in effect, and no governmental action or proceeding shall be pending or threatened, that prohibits the consummation of the merger.

     Conditions To The Obligation Of Quokka. The obligation of Quokka to complete the merger is subject to the satisfaction of additional conditions, including the following:

     - Total Sports' representations and warranties in the merger agreement must be true and correct, subject to certain materiality qualifiers;

     - Total Sports must have complied in all material respects with its covenants and obligations in the merger agreement;

     - Quokka shall have received:

      -- all third-party consents required to be obtained by Total Sports as set forth in the merger agreement;

      -- a tax opinion that the merger will constitute a reorganization for federal income tax purposes;

      -- a legal opinion of Wyrick Robbins Yates & Ponton LLP;

      -- a certificate from the chief executive officer and chief financial officer of Total Sports confirming that certain conditions have been satisfied; and

      -- the written resignations of each officer and director of Total Sports and its subsidiaries effective as of completion of the merger;

     - certain employees of Total Sports must remain employed by Total Sports through the closing of the merger;

     - the holders of Total Sports capital stock representing the right to receive 90% of the Quokka common stock to be issued upon the consummation of the merger shall have approved the merger or withdrawn or lost the right to exercise dissenters' or appraisal rights in connection with the merger;

     - no legal proceeding by any governmental entity shall exist with respect to the merger; and

     - no event shall have occurred that is deemed to have a material adverse effect on Total Sports.

     Conditions To The Obligation Of Total Sports. The obligation of Total Sports to complete the merger is subject to the satisfaction of additional conditions, including the following:

     - Quokka's representations and warranties in the merger agreement must be true and correct, subject to certain materiality qualifiers;

     - Quokka must have complied in all material respects with its covenants and obligations in the merger agreement, including the obligation to file and have declared effective a registration statement on Form S-3 to register the resale of Quokka common stock to be received by the affiliates of Total Sports in the merger;

     - Total Sports shall have received:

      -- a tax opinion that the merger will constitute a reorganization for federal income tax purposes;

      -- a legal opinion of Cooley Godward LLP; and

      -- a certificate from an executive officer of Quokka confirming that certain conditions have been satisfied;

     - no event shall have occurred that is deemed to have a material adverse effect on Quokka;

     - an individual who is mutually acceptable to Quokka and Total Sports shall have been elected to Quokka's board of directors; and

     - Quokka shall have completed one or more financing transactions in which it shall have received cash proceeds of at least $27,500,000.

TERMINATION OF THE MERGER AGREEMENT (PAGE   )

     Quokka and Total Sports may agree by mutual written consent to terminate the merger agreement at any time before the merger is completed. In addition, either company may terminate the merger agreement if:

     - the merger is not completed on or before December 31, 2000;

     - a court or government entity issues a final order prohibiting the merger;

     - the Quokka stockholders or Total Sports stockholders do not approve the merger agreement; or

     - the other company materially breaches its representations, warranties or covenants in the merger agreement and the breach is not curable through the exercise of reasonable efforts or the other company is not using reasonable efforts to cure the breach.

EXPENSES AND TERMINATION FEES (PAGE   )

     The merger agreement provides that all expenses will be paid by the party incurring them, except in connection with the termination of the merger agreement as discussed below.

     Total Sports will pay Quokka a termination fee of $7.5 million if the merger agreement is terminated because Total Sports stockholders did not approve the merger agreement.

     Quokka will pay Total Sports a termination fee of $7.5 million if the merger agreement is terminated because Quokka stockholders did not approve the merger agreement.

     If the merger is consummated, Total Sports' fees and expenses will be paid by Quokka as the surviving corporation in the merger.

GOVERNMENTAL APPROVALS (PAGE   )


     Transactions such as the merger are subject to review by governmental agencies like the Department of Justice and the Federal Trade Commission. The appropriate reports and requests were filed with the Department of Justice and the Federal Trade Commission on September 18, 2000.


ESCROW; RESTRICTION ON RESALES (PAGE   )

     Approximately ten percent of the Quokka common stock issued in the merger will be placed in escrow for a period of one year after the closing of the merger to satisfy any indemnification claims and the Quokka common stock issued to the securityholders of Total Sports in the merger will be subject to a variety of restrictions affecting the resale and transfer of the Quokka common stock.

ANTICIPATED ACCOUNTING TREATMENT (PAGE   )

     The merger will be accounted for using the purchase method of accounting under which the total consideration paid in the merger will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of Total Sports on the basis of their estimated fair values on the effective date of the merger. The excess of the total consideration paid in the merger over tangible and identifiable intangible assets acquired and liabilities assumed will be recorded as goodwill.

DISSENTERS' RIGHTS (PAGE   )

     Total Sports stockholders will be entitled to dissenters' rights if the stockholders satisfy all applicable legal procedures and requirements set forth in the Delaware General Corporation Law.

                          FORWARD-LOOKING INFORMATION

     ALL STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR MADE BY MANAGEMENT OF QUOKKA OR TOTAL SPORTS OTHER THAN STATEMENTS OF HISTORICAL FACT REGARDING QUOKKA, TOTAL SPORTS OR THE COMBINED COMPANY ARE FORWARD-LOOKING STATEMENTS. EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING QUOKKA'S, TOTAL SPORTS' OR THE COMBINED COMPANY'S FUTURE FINANCIAL RESULTS, OPERATING RESULTS, AUDIENCE GROWTH, PRODUCT SUCCESSES, BUSINESS STRATEGIES, PROJECTED COSTS, FUTURE PRODUCTS, COMPETITIVE POSITIONS AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY WORDS SUCH AS "MAY," "WILL," "SHOULD," "WOULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL" OR "CONTINUE," OR THE NEGATIVE OF THESE OR OTHER COMPARABLE WORDS. THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS CONTEMPLATED BY FORWARD-LOOKING STATEMENTS MADE IN THIS DOCUMENT OR ELSEWHERE BY OR ON BEHALF OF QUOKKA, TOTAL SPORTS OR THE COMBINED COMPANY. IN EVALUATING THE MERGER, YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DISCUSSED IN THE SECTION OF THIS JOINT PROXY STATEMENT/PROSPECTUS ENTITLED "RISK FACTORS."

                         MARKET PRICE AND DIVIDEND DATA

     Quokka common stock is included in the National Association of Securities Dealers Automated Quotations System, known as "Nasdaq," and designated on the Nasdaq National Market under the symbol "QKKA". This table sets forth, for the periods indicated, the range of high and low per share sales prices for Quokka common stock as reported on the Nasdaq National Market. Quokka's fiscal year ends on December 31.


                                                                    QUOKKA
                                                                 COMMON STOCK
                                                              -------------------
                                                                LOW        HIGH
                                                              -------    --------
FISCAL YEAR 1999
  Third quarter (July 27 to September 30, 1999).............  $ 6.000    $ 15.875
  Fourth quarter............................................  $ 6.675    $ 18.750
FISCAL YEAR 2000
  First quarter.............................................  $ 9.250    $ 18.000
  Second quarter............................................  $ 2.750    $ 10.688
  Third quarter (through September 26, 2000)................  $4.0625    $ 4.9375



     On July 20, 2000, the last full trading day prior to the public announcement of the proposed merger, Quokka common stock sold for a high and low per share sales price of $9.00 and $8.75, respectively and closed at $9.00. On September 26, 2000, Quokka common stock closed at $4.0625.



     As of September 15, 2000, there were 46,383,304 shares of common stock outstanding held of record by 542 stockholders.


     Total Sports capital stock is not publicly-traded.

     Neither Quokka nor Total Sports has ever declared or paid cash dividends on its common stock. The policies of each are to retain earnings for use in its business. Following the merger, Quokka common stock will continue to be listed on the Nasdaq National Market and there will be no market for the Total Sports common stock or preferred stock. Some classes of Total Sports preferred stock are entitled to cumulative dividends, which will affect the exchange ratios in the merger. See "-- Total Sports Estimated Per Share Prices Liquidation Preferences Exchange Ratios and Dividend Rights."

TOTAL SPORTS ESTIMATED PER SHARE PRICES, LIQUIDATION PREFERENCES, EXCHANGE RATIOS AND DIVIDEND RIGHTS


     Estimated Equivalent Per Share Prices. The following table sets forth the per share closing price of Quokka common stock as reported on the Nasdaq National Market and the estimated equivalent per share price, as described below, of Total Sports common stock outstanding and each class of Total Sports preferred stock outstanding on July 20, 2000, the last full trading day before the public announcement of the proposed merger, and on September 26, 2000:



                                                                      ESTIMATED EQUIVALENT
                                                              -------------------------------------
                                                                  AS OF               AS OF
                                                              JULY 20, 2000     SEPTEMBER 26, 2000
                                                              -------------    --------------------
Quokka Common Stock.........................................     $ 9.00              $ 4.0625
Total Sports Common Stock...................................         --                    --
Total Sports Series A Redeemable Preferred Stock............     $13.82              $  14.04
Total Sports Series B Convertible Preferred Stock...........     $ 5.53              $   2.59
Total Sports Series C Convertible Preferred Stock...........     $ 8.13              $   3.82
Total Sports Series C1 Convertible Preferred Stock..........     $10.33              $   4.85
Total Sports Series D Convertible Preferred Stock...........     $31.84              $  14.83
Total Sports Series D1 Convertible Preferred Stock..........     $15.33              $   7.06
Total Sports Series E Convertible Preferred Stock...........         --                    --



     For the table above, the estimated equivalent per share values expressed as of September 26, 2000 reflect the issuance of an additional 198,915 shares of series D preferred stock and additional warrants to purchase 39,783 shares of series D preferred stock in connection with a bridge financing transaction whereby Total Sports raised approximately $3.3 million.



     The foregoing information in the table above assumes that, for information expressed as of July 20, 2000, 590,146 shares subject to stock options valued at approximately $5,311,314, based on the closing price of Quokka common stock on that date, are reserved for issuance to Total Sports employees and consultants pursuant to the Total Sports Inc. 2000 Stock Plan. For information in that table expressed as of September 26, 2000, 575,881 shares subject to stock options valued at approximately $2,339,576, based on the closing price of Quokka common stock on that date, are reserved for issuance to Total Sports employees and consultants pursuant to the 2000 Stock Plan. The stock options for these shares represent 50% of the shares reserved for issuance under the 2000 Stock Plan, which will accelerate upon the completion of the merger. The remaining 50% of the stock options reserved under the 2000 Stock Plan will be immediately canceled upon the occurrence of the merger. For more information regarding the terms of the 2000 Stock Plan, see "The Merger--Interests of Total Sports Officers and Directors in the Merger."



     In addition, the information in the above table of estimated equivalent per share prices for Total Sports stock assumes that, for information as of July 20, 2000, 1,650,000 shares of Quokka common stock valued at $14,850,000, based on the closing price of Quokka stock as of that date, are reserved for Gary Stevenson, president, chief executive officer and a director of Total Sports, pursuant to a Compensation and Equity Rights Agreement dated July 20, 2000 between Mr. Stevenson and Total Sports. For information expressed as of September 26, 2000, the above table assumes the reservation of the 1,200,000 shares of Quokka stock valued at $4,875,000, based on the closing price of Quokka common stock as of that date, which is reserved for Mr. Stevenson pursuant to the July 20, 2000 compensation agreement. For more information regarding Total Sports' agreement with Mr. Stevenson, see "The Merger--Interests of Total Sports' Officers and Directors in the Merger."

     Liquidation Preferences and Dividends. The estimated equivalent per share price of a share of Total Sports capital stock outstanding depends in part upon the various liquidation preferences and dividend rights of the Total Sports preferred stock. The following table sets forth the per share liquidation preferences and dividend rights of each class of preferred stock and the common stock of Total Sports as of July 20, 2000 and on September 26, 2000:



                                                      AS OF JULY 20, 2000        SEPTEMBER 26, 2000
                                                    -----------------------    -----------------------
                                                    LIQUIDATION     TOTAL      LIQUIDATION     TOTAL
           CLASS OF TOTAL SPORTS STOCK              PREFERENCE     DIVIDEND    PREFERENCE     DIVIDEND
           ---------------------------              -----------    --------    -----------    --------
Common Stock......................................        --           --            --           --
Series A Redeemable Preferred Stock...............    $10.00        $3.82        $10.00        $4.04
Series B Convertible Preferred Stock..............    $ 4.49        $1.49        $ 4.49        $1.59
Series C Convertible Preferred Stock..............    $ 7.11        $1.69        $ 7.11        $1.86
Series C1 Convertible Preferred Stock.............    $ 9.49        $1.79        $ 9.49        $1.91
Series D Convertible Preferred Stock..............    $33.18        $1.28        $33.18        $1.66
Series D1 Convertible Preferred Stock.............    $16.59        $  --        $16.59           --
Series E Convertible Preferred Stock..............        --           --            --           --


     In accordance with the Total Sports certificate of incorporation, depending upon the value of the Quokka common stock at the time of the merger, the holders of Total Sports capital stock may not receive the entire liquidation preferences and accrued cumulative dividends as set forth in the table above. For a more detailed discussion of the rights, preferences and privileges of the respective classes of common stock and preferred stock of Total Sports, see "Certain Terms of the Merger Agreement--Manner and Basis of Converting Shares."

     Estimated Exchange Ratios. If the merger had occurred on July 20, 2000, based upon Quokka's $9.00 share price as of that date, you would have received:

     - No shares of Quokka common stock, for the Total Sports common stock you owned;

     - 1.54 shares of Quokka common stock, worth a total of $13.82, for each share of Total Sports series A preferred stock you owned;

     - 0.61 shares of Quokka common stock, worth a total of $5.53, for each share of Total Sports series B preferred stock you owned;

     - 0.90 shares of Quokka common stock, worth a total of $8.13, for each share of Total Sports series C preferred stock you owned;

     - 1.15 shares of Quokka common stock, worth a total of $10.33, for each share of Total Sports series C1 preferred stock you owned;

     - 3.54 shares of Quokka common stock, worth a total of $31.84, for each share of Total Sports series D preferred stock you owned;

     - 1.70 shares of Quokka common stock, worth a total of $15.33, for each share of Total Sports series D1 preferred stock you owned; and

     - No shares of Quokka common stock, for the Total Sports series E preferred stock you owned.


     If the merger had occurred on September 26, 2000, based upon Quokka's $4.0625 share price as of that date, you would have received:



     - No shares of Quokka common stock, for the Total Sports common stock you owned;



     - 3.46 shares of Quokka common stock, worth a total of $14.04, for each share of Total Sports series A preferred stock you owned;



     - 0.64 shares of Quokka common stock, worth a total of $2.59, for each share of Total Sports series B preferred stock you owned;

     - 0.94 shares of Quokka common stock, worth a total of $3.82, for each share of Total Sports series C preferred stock you owned;



     - 1.19 shares of Quokka common stock, worth a total of $4.85, for each share of Total Sports series C1 preferred stock you owned;



     - 3.65 shares of Quokka common stock, worth a total of $14.83, for each share of Total Sports series D preferred stock you owned;



     - 1.74 shares of Quokka common stock, worth a total of $7.06, for each share of Total Sports series D1 preferred stock you owned; and



     - No shares of Quokka common stock, for the Total Sports series E preferred stock you owned.



     The actual equivalent per share price of a share of Total Sports common stock or preferred stock that you will receive if the merger closes may be different from the price listed above because the per share price of Quokka common stock fluctuates. Total Sports is also currently undertaking to raise additional capital through a bridge financing offered to its existing
stockholders, and has issued $       million in convertible promissory notes and
demand notes in connection with such financing. The issuance of new securities in connection with such financing would affect the equivalent per share price of a share of Total Sports common stock or preferred stock that you will receive in the merger.


     Cumulative Dividends. Pursuant to the certificate of incorporation of Total Sports, holders of the following Total Sports preferred stock are entitled to cumulative dividends, as follows:


     - As of September 26, 2000, each share of series A preferred stock was entitled to cumulative dividends of $4.04;



     - As of September 26, 2000, each share of series B preferred stock was entitled to cumulative dividends of $1.59;



     - As of September 26, 2000, each share of series C preferred stock was entitled to cumulative dividends of $1.86;



     - As of September 26, 2000, each share of series C1 preferred stock was entitled to cumulative dividends of $1.91; and



     - As of September 26, 2000, each share of series D preferred stock was entitled to cumulative dividends of $1.66.



     Holders of Total Sports common stock and series E preferred stock are not entitled to any dividends. In addition, no shares of Total Sports series D1 preferred stock were outstanding as of September 26, 2000. Therefore, no dividends with respect to shares of series D1 preferred stock have accrued as of that date, and dividends will begin to accrue only upon the issuance of any such shares.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                                                                       SIX MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                    JUNE 30,
                                    -----------------------------------------------   -------------------
                                     1995     1996      1997      1998       1999       1999       2000
                                    ------   -------   -------   -------   --------   --------   --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues..........................  $   82   $    39   $ 4,000   $ 8,635   $ 13,070   $  3,449   $ 22,097
                                    ------   -------   -------   -------   --------   --------   --------
Cost of revenues:
  Production and other............      21       611     5,130     7,780     20,070      6,342     17,278
  Amortization of acquired
    rights........................      --        --        --        --      3,441      2,087      3,618
                                    ------   -------   -------   -------   --------   --------   --------
    Total cost of revenues........      21       611     5,130     7,780     23,511      8,429     20,896
                                    ------   -------   -------   -------   --------   --------   --------
    Gross profit (loss)...........      61      (572)   (1,130)      855    (10,441)    (4,980)     1,201
                                    ------   -------   -------   -------   --------   --------   --------
Operating expenses:
  Research and engineering........      18       423     1,030     4,480     13,094      6,654     11,425
  Sales and marketing.............       5        53       816     2,519     19,525      8,610     15,642
  General and administrative......      56       508     1,827     3,184     11,069      4,398      7,279
  Restructuring costs.............      --        --        --        --         --         --        588
  Depreciation....................      --        --        68       530      4,217      1,150      7,673
                                    ------   -------   -------   -------   --------   --------   --------
    Total operating expenses......      79       984     3,741    10,713     47,905     20,812     42,607
                                    ------   -------   -------   -------   --------   --------   --------
Losses of associated venture......      --        --        --        --      2,176      1,067         --
Minority interest in net loss of
  consolidated sub................      --        --        --        --     (1,936)      (645)    (1,291)
Other income/(expense)............      12        (4)      (71)      320      1,702        212        352
                                    ------   -------   -------   -------   --------   --------   --------
    Net loss......................  $   (6)  $(1,560)  $(4,942)  $(9,538)  $(56,884)  $(26,002)  $(39,763)
                                    ======   =======   =======   =======   ========   ========   ========
Basic and diluted net loss per
  share...........................  $(0.00)  $ (0.41)  $ (0.73)  $  (.99)  $  (1.45)  $  (2.66)  $  (0.88)
Shares used in computation of
  basic and diluted net loss per
  share...........................   3,800     3,800     6,792     9,656     39,366      9,788     45,019


                                                   AT DECEMBER 31,                       AT JUNE 30,
                                    ----------------------------------------------   --------------------
                                    1995    1996      1997       1998       1999       1999       2000
                                    ----   -------   -------   --------   --------   --------   ---------
                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and
  marketable securities...........  $ --   $    65   $ 4,027   $ 23,994   $ 68,757   $ 40,579   $   8,009
Working capital (deficit).........    (8)   (1,566)    1,444     23,218     72,560     46,669      23,212
Total assets......................    --       113     4,651     28,212     99,880     67,604      95,026
Debt and capital leases, long-term
  portion.........................    --        --        83        501     11,493      8,134       8,956
Accumulated deficit...............    (8)   (1,566)   (6,508)   (16,046)   (72,930)   (42,048)   (112,695)
Total stockholders'
  equity/(deficit)................    (8)   (1,566)    1,663     25,453     72,258     47,448      59,680

                                GOLF.COM, L.L.C.

                       SELECTED HISTORICAL FINANCIAL DATA

                                         PERIOD FROM                                        SIX MONTHS ENDED
                                      INCEPTION (JUNE 6)      YEARS ENDED DECEMBER 31,          JUNE 30,
                                       TO DECEMBER 31,      ----------------------------    -----------------
                                             1996            1997      1998       1999       1999      2000
                                      ------------------    ------    -------    -------    ------    -------
                                                        (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues............................         $129           $  475    $   891    $ 1,354    $ 573     $  951
                                             ----           ------    -------    -------    -----     ------
Cost of revenues:
  Production and other..............            4               54        581        611      303        339
                                             ----           ------    -------    -------    -----     ------
    Total cost of revenues..........            4               54        581        611      303        339
                                             ----           ------    -------    -------    -----     ------
    Gross profit....................          125              421        310        743      270        612
                                             ----           ------    -------    -------    -----     ------
Operating expenses:
  Operating expenses................           --            1,338      1,341      1,937      611      1,317
  Depreciation and amortization.....           --               52         56         14        7          4
                                             ----           ------    -------    -------    -----     ------
    Total operating expenses........           --            1,390      1,396      1,951      618      1,321
                                             ----           ------    -------    -------    -----     ------
Other income/(expense)..............           --               34         (8)         7       --         21
                                             ----           ------    -------    -------    -----     ------
    Net income/(loss)...............         $125           $ (935)   $(1,094)   $(1,201)   $(348)    $ (688)
                                             ====           ======    =======    =======    =====     ======


                                                       AT DECEMBER 31,                    AT JUNE 30,
                                           ----------------------------------------    ------------------
                                            1996       1997       1998       1999       1999       2000
                                           -------    -------    -------    -------    -------    -------
                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................  $   896    $    11    $    36    $   728    $    68    $   800
Working capital (deficit)................      976        150         51        679        261      1,108
Total assets.............................    1,165        375        303        984        496      1,631
Accumulated deficit......................   (1,072)    (2,040)    (3,134)    (4,140)    (3,483)    (4,827)
Total members' equity....................    1,142        304        109        691        312      1,117

                       TOTAL SPORTS INC. AND SUBSIDIARIES

                       SELECTED HISTORICAL FINANCIAL DATA

                                              FEBRUARY 20, 1997       YEARS ENDED        SIX MONTHS ENDED
                                                 (INCEPTION)         DECEMBER 31,            JUNE 30,
                                                     TO           -------------------   -------------------
                                              DECEMBER 31, 1997     1998       1999       1999       2000
                                              -----------------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Digital publishing........................       $   920        $  1,930   $  5,397   $ 2,627    $  4,516
  E-commerce................................            14             435      1,356       701         821
                                                   -------        --------   --------   -------    --------
    Total revenues..........................           934           2,365      6,753     3,328       5,337
Cost of Revenues:
  Digital publishing........................         1,379           3,570      8,765     3,866       7,945
  E-commerce................................             1             332      1,192       543         778
                                                   -------        --------   --------   -------    --------
    Total cost of revenues..................         1,380           3,902      9,957     4,409       8,723
Gross loss..................................          (446)         (1,537)    (3,204)   (1,081)     (3,386)
Operating Expenses:
  Product development.......................         1,310           2,550      4,033     1,953       3,063
  Sales and marketing.......................           577           2,729      5,217     1,607       7,741
  General and administrative................           356           1,880      3,745     1,210       4,642
  Amortization..............................           322             572      1,907       515       1,285
                                                   -------        --------   --------   -------    --------
    Total operating expenses................         2,565           7,731     14,902     5,285      16,731
Operating loss..............................        (3,011)         (9,268)   (18,106)   (6,366)    (20,117)
Other income (expense), net.................          (234)           (440)      (419)     (140)        122
                                                   -------        --------   --------   -------    --------
Loss from continuing operations.............        (3,244)         (9,707)   (18,525)   (6,507)    (19,995)
Net loss....................................       $(4,147)       $(11,837)  $(21,827)  $(7,639)   $(26,658)
Dividends on Series A preferred stock.......          (144)           (198)      (194)      (97)        (97)
                                                   -------        --------   --------   -------    --------
Net loss applicable to common
  stockholders..............................       $(4,291)       $(12,035)  $(22,021)  $(7,736)   $(26,755)
                                                   =======        ========   ========   =======    ========
Basic and diluted loss from continuing
  operations per common share...............       $ (2.79)       $  (6.35)  $ (10.52)  $ (3.73)   $ (10.23)
Basic and diluted loss per common share.....       $ (3.53)       $  (7.71)  $ (12.38)  $ (4.37)   $ (13.62)

                                                            AS OF DECEMBER 31,          AS OF JUNE 30,
                                                        ---------------------------   ------------------
                                                         1997      1998      1999      1999       2000
                                                        -------   -------   -------   -------   --------
BALANCE SHEET DATA (AT PERIOD END):
Cash and cash equivalents.............................  $   237   $   685   $17,671   $    59   $  1,861
Working capital (deficit).............................   (2,763)   (3,802)   14,377    (6,097)   (11,228)
Property and equipment, net...........................      742     1,307     3,438     2,267      5,507
Total assets..........................................    2,190     5,939    28,438     9,589     15,010
Line of credit, notes payable and capital lease
  obligations.........................................    2,414     3,623       963     5,178      6,089
Redeemable preferred stock............................    1,145     1,343     1,537     1,440      1,634
Stockholders' equity (deficit)........................   (2,538)   (1,834)   19,586    (6,106)    (5,896)

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA


     Effective March 31, 2000, Quokka Sports acquired all the outstanding common stock and stock rights of ZoneNetwork.com, Inc. through the issuance of 1,411,639 shares of Quokka common stock. On June 8, 2000, Quokka signed a definitive agreement to obtain a 71% ownership interest of Golf.com, L.L.C. through the issuance of approximately 3,900,000 shares of Quokka common stock. On July 20, 2000, Quokka signed a definitive agreement to acquire all the outstanding preferred and common stock, options and warrants to Total Sports Inc. through the issuance of up to 15,000,000 shares of Quokka common stock. The completion of either the Golf.com or Total Sports transactions is not dependent upon the other. All of these transactions have been or will be accounted for using the purchase method of accounting.


     The accompanying unaudited pro forma condensed combined financial data gives effect to the consummated and probable acquisitions as if they had occurred on June 30, 2000, and combines the Quokka historical consolidated balance sheet at June 30, 2000, with the respective historical consolidated balance sheets of ZoneNetwork.com, Golf.com and Total Sports. The acquisition of ZoneNetwork.com was consummated on March 31, 2000; therefore, Quokka's historical consolidated balance sheet at June 30, 2000 includes the allocated purchase price for this transaction. The accompanying unaudited pro forma condensed combined statements of operations data assume that the consummated and probable acquisitions took place as of January 1, 1999.

     The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results. The selected unaudited pro forma condensed combined financial data as of June 30, 2000 and for the year ended December 31, 1999 and for the six months ended June 30, 2000 should be read in conjunction with the respective financial statements and the related notes.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

            PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                         JUNE 30, 2000
                              ---------------------------------------------------------------------------------------------------
                                     HISTORICAL
                              ------------------------                     COMBINED    HISTORICAL                       COMBINED
                               QUOKKA     TOTAL SPORTS   ADJUSTMENTS       PRO FORMA    GOLF.COM    ADJUSTMENTS         PRO FORMA
                              ---------   ------------   -----------       ---------   ----------   -----------         ---------
ASSETS
CURRENT ASSETS
  Cash and cash
    equivalents.............  $   4,269     $  1,861      $     --         $  6,130     $   800       $    --           $   6,930
  Restricted cash...........      3,740           --            --            3,740          --            --               3,740
  Investments in marketable
    securities..............     15,285           --            --           15,285          --            --              15,285
  Accounts receivable,
    net.....................     11,285        1,247            --           12,532         747            --              13,279
  Due from related party....         --           --            --               --          75           (75)(F)              --
  Inventory, net............        249          441            --              690          --            --                 690
  Deferred publishing costs,
    net.....................         --          375            --              375          --            --                 375
  Acquired programming and
    distribution rights,
    net.....................     10,239           --            --           10,239          --            --              10,239
  Prepaid expenses and other
    current assets..........      4,535        2,406            --            6,941          --            --               6,941
                              ---------     --------      --------         ---------    -------       -------           ---------
    Total Current Assets....     49,602        6,330            --           55,932       1,622           (75)             57,479
                              ---------     --------      --------         ---------    -------       -------           ---------
  Investment in affiliate...         --          153            --              153          --          (153)(G)              --
  Deferred publishing costs,
    net.....................         --        1,299            --            1,299          --            --               1,299
  Property and equipment,
    net.....................     14,470        5,507            --           19,977           2            --              19,979
  Intangible assets, net....     30,529        1,299       141,267(E)       173,095           6        26,112(E)          199,213
  Other assets..............        425          422            --              847          --            --                 847
                              ---------     --------      --------         ---------    -------       -------           ---------
    Total Assets............  $  95,026     $ 15,010      $141,267         $251,303     $ 1,630       $25,884           $ 278,817
                              =========     ========      ========         =========    =======       =======           =========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........  $   3,715     $  4,367      $  8,700(D)      $ 16,782     $    --       $   350(D)        $  17,132
  Accrued expenses..........     11,599        7,071            --           18,670          56            --              18,726
  Current portion of
    long-term debt and
    capitalized lease
    obligations.............      6,343        4,375            --           10,718          --            --              10,718
  Due to related party......         --        1,134            --            1,134          --           (75)(F)           1,059
  Deferred revenues.........      4,733          611            --            5,344         458            --               5,802
                              ---------     --------      --------         ---------    -------       -------           ---------
    Total Current
      Liabilities...........     26,390       17,558         8,700           52,648         514           275              53,437
                              ---------     --------      --------         ---------    -------       -------           ---------
  Notes Payable.............         --          279            --              279          --            --                 279
  Long-term debt and
    capitalized lease
    obligations, net of
    current portion.........      8,956        1,435            --           10,391          --            --              10,391
                              ---------     --------      --------         ---------    -------       -------           ---------
    Total Liabilities.......     35,346       19,272         8,700           63,318         514           275              64,107
                              ---------     --------      --------         ---------    -------       -------           ---------
  Minority interest in
    consolidated
    subsidiary..............         --           --            --               --          --           324(C)              324
STOCKHOLDERS' EQUITY
  Preferred stock...........         --        3,576        (3,576)(B)           --          --            --                  --
  Common stock..............          5            3            (2)(A)(B)         6          --            --                   6
  Additional paid-in
    capital.................    164,646       56,772        71,532(A)(B)    292,950       5,540        20,861(A)(B)(G)    319,351
  Warrants and other........      7,831           --            --(B)         7,831         404          (404)(B)           7,831
  Treasury stock, at cost...       (107)          --            --             (107)         --            --                (107)
  Accumulated deficit.......   (112,695)     (64,613)       64,613(B)      (112,695)     (4,828)        4,828(B)         (112,695)
                              ---------     --------      --------         ---------    -------       -------           ---------
    Total stockholders'
      equity................     59,680       (4,262)      132,567          187,985       1,116        25,285             214,386
                              ---------     --------      --------         ---------    -------       -------           ---------
    Total liabilities and
      stockholders'
      equity................  $  95,026     $ 15,010      $141,267         $251,303     $ 1,630       $25,884           $ 278,817
                              =========     ========      ========         =========    =======       =======           =========

The accompanying notes are an integral part of these unaudited pro forma financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                             HISTORICAL
                              -----------------------------------------                                 HISTORICAL
                              SIX MONTHS    THREE MONTHS    SIX MONTHS                                  SIX MONTHS
                                 ENDED         ENDED          ENDED                                        ENDED
                               JUNE 30,      MARCH 31,       JUNE 30,                                    JUNE 30,
                                 2000           2000           2000                        COMBINED        2000
                                QUOKKA      ZONE NETWORK   TOTAL SPORTS   ADJUSTMENTS      PRO FORMA     GOLF.COM     ADJUSTMENTS
                              -----------   ------------   ------------   -----------     -----------   -----------   -----------
REVENUES....................  $    22,097     $ 1,939        $  5,337     $        --     $    29,373     $  951      $     (951)(I)
COST OF REVENUE
  Production and other
    costs...................       17,278       2,802           8,723              --          28,803        339            (339)(I)
  Amortization of
    programming and
    distribution rights.....        3,618          --              --              --           3,618         --              --
                              -----------     -------        --------     -----------     -----------     ------      ----------
      Total cost of
        revenue.............       20,896       2,802           8,723              --          32,421        339            (339)
                              -----------     -------        --------     -----------     -----------     ------      ----------
    Gross profit (loss).....        1,201        (863)         (3,386)             --          (3,048)       612            (612)
                              -----------     -------        --------     -----------     -----------     ------      ----------
OPERATING EXPENSES
  Research and
    engineering.............       11,425         622           3,063              --          15,110      1,319          (1,064)(I)
  Sales and marketing.......       15,642       2,494           7,741              --          25,877         --              --
  General and
    administrative..........        7,279       1,966           4,642              --          13,887         --              --
  Restructuring costs.......          588          --              --              --              --         --              --
  Depreciation and
    amortization............        7,673         201           1,285          27,813(H)       36,972          3           6,528(H)
                              -----------     -------        --------     -----------     -----------     ------      ----------
      Total operating
        expenses............       42,607       5,283          16,731          27,813          92,434      1,322           5,464
                              -----------     -------        --------     -----------     -----------     ------      ----------
    Loss from operations....      (41,406)     (6,146)        (20,117)        (27,813)        (95,482)      (710)         (6,076)
Minority interest in net
  loss of consolidated
  subsidiary................        1,291          --              62              --           1,353         --            (200)(J)
Other income/(expense),
  net.......................           --         (19)              5              --             (14)        --              --
Interest income/(expense),
  net.......................          352        (123)             55              --             284         21              --
                              -----------     -------        --------     -----------     -----------     ------      ----------
    Net loss from continuing
      operations............  $   (39,763)    $(6,288)       $(19,995)    $   (27,813)    $   (93,859)    $ (689)     $   (6,276)
                              ===========     =======        ========     ===========     ===========     ======      ==========
Pro forma net loss per
  share:
  Net loss per share --
    basic and diluted.......  $     (0.88)                                                $     (1.54)
  Weighted average shares --
    basic and diluted.......   45,019,000                                  15,776,401      60,795,401                  3,900,000


                               COMBINED
                               PRO FORMA
                              -----------
REVENUES....................  $    29,373
COST OF REVENUE
  Production and other
    costs...................       28,803
  Amortization of
    programming and
    distribution rights.....        3,618
                              -----------
      Total cost of
        revenue.............       32,421
                              -----------
    Gross profit (loss).....       (3,048)
                              -----------
OPERATING EXPENSES
  Research and
    engineering.............       15,365
  Sales and marketing.......       25,877
  General and
    administrative..........       13,887
  Restructuring costs.......           --
  Depreciation and
    amortization............       43,503
                              -----------
      Total operating
        expenses............       98,632
                              -----------
    Loss from operations....     (102,268)
Minority interest in net
  loss of consolidated
  subsidiary................        1,153
Other income/(expense),
  net.......................          (14)
Interest income/(expense),
  net.......................          305
                              -----------
    Net loss from continuing
      operations............  $  (100,824)
                              ===========
Pro forma net loss per
  share:
  Net loss per share --
    basic and diluted.......  $     (1.56)
  Weighted average shares --
    basic and diluted.......   64,695,401

The accompanying notes are an integral part of these unaudited pro forma financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                    YEAR ENDED DECEMBER 31, 1999
                               ----------------------------------------------------------------------
                                              HISTORICAL
                               -----------------------------------------                   COMBINED
                                 QUOKKA      ZONE NETWORK   TOTAL SPORTS   ADJUSTMENTS     PRO FORMA
                               -----------   ------------   ------------   -----------    -----------
REVENUES.....................  $    13,070     $  4,627       $  6,753     $        --    $    24,450
COST OF REVENUE:
  Production and other
    costs....................       20,070        4,356          9,957              --         34,383
  Amortization of programming
    and distribution
    rights...................        3,441           --             --              --          3,441
                               -----------     --------       --------     -----------    -----------
      Total cost of
        revenue..............       23,511        4,356          9,957              --         37,824
                               -----------     --------       --------     -----------    -----------
    Gross (loss) profit......      (10,441)         271         (3,204)             --        (13,374)
                               -----------     --------       --------     -----------    -----------
OPERATING EXPENSES:
  Research and engineering...       13,094        3,070          4,033              --         20,197
  Sales and marketing........       19,525        8,177          5,217              --         32,919
  General and
    administrative...........       11,069        2,280          3,745              --         17,094
  Depreciation and
    amortization.............        4,217           --          1,906          64,164(H)      70,287
                               -----------     --------       --------     -----------    -----------
      Total operating
        expenses.............       47,905       13,527         14,901          64,164        140,497
                               -----------     --------       --------     -----------    -----------
    Gain (loss) from
      operations.............      (58,346)     (13,256)       (18,105)        (64,164)      (153,871)
Loss of associated venture...       (2,176)          --             --              --         (2,176)
Minority interest in net loss
  of consolidated
  subsidiary.................        1,936           --             --              --          1,936
Other income/(expense) net...           --          (11)           131              --            120
Interest income/(expense),
  net........................        1,702         (206)          (550)             --            946
                               -----------     --------       --------     -----------    -----------
    Net loss from continuing
      operations.............  $   (56,884)    $(13,473)      $(18,524)    $   (64,164)   $  (153,045)
                               ===========     ========       ========     ===========    ===========
Pro forma net loss per share:
  Net loss per share -- basic
    and diluted..............  $     (1.45)                                               $     (2.83)
  Weighted average shares --
    basic and diluted........   39,366,000                                  14,770,475     54,136,475

                                    YEAR ENDED DECEMBER 31, 1999
                               ---------------------------------------

                               HISTORICAL                   COMBINED
                                GOLF.COM    ADJUSTMENTS     PRO FORMA
                               ----------   -----------    -----------
REVENUES.....................   $ 1,354     $   (1,354)(I) $    24,450
COST OF REVENUE:
  Production and other
    costs....................       611           (611)(I)      34,383
  Amortization of programming
    and distribution
    rights...................        --             --           3,441
                                -------     ----------     -----------
      Total cost of
        revenue..............       611           (611)         37,824
                                -------     ----------     -----------
    Gross (loss) profit......       743           (743)        (13,374)
                                -------     ----------     -----------
OPERATING EXPENSES:
  Research and engineering...     1,741         (1,507)(I)      20,431
  Sales and marketing........        --             --          32,919
  General and
    administrative...........        --             --          17,094
  Depreciation and
    amortization.............        14         13,056(H)       83,357
                                -------     ----------     -----------
      Total operating
        expenses.............     1,755         11,549         153,801
                                -------     ----------     -----------
    Gain (loss) from
      operations.............    (1,012)       (12,292)       (167,175)
Loss of associated venture...        --             --          (2,176)
Minority interest in net loss
  of consolidated
  subsidiary.................        --           (291)(J)       1,645
Other income/(expense) net...        --             --             120
Interest income/(expense),
  net........................         7             --             953
                                -------     ----------     -----------
    Net loss from continuing
      operations.............   $(1,005)    $  (12,583)    $  (166,633)
                                =======     ==========     ===========
Pro forma net loss per share:
  Net loss per share -- basic
    and diluted..............                              $     (2.89)
  Weighted average shares --
    basic and diluted........                3,510,000      57,646,475

The accompanying notes are an integral part of these unaudited pro forma financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)


     Effective March 31, 2000, Quokka Sports acquired all the outstanding capital stock and stock rights of ZoneNetwork.com, Inc. through the issuance of 1,411,639 shares of Quokka common stock for a total purchase price of approximately $25.9 million including acquisition costs. ZoneNetwork.com produces and operates web sites that offer digital content, products and services targeted to enthusiasts of skiing, climbing, hiking, snowboarding, adventure racing and mountain biking. As consideration for the transaction,
0.07193 of a share of Quokka common stock was issued for each outstanding share of the common stock and preferred stock of ZoneNetwork.com; Quokka paid cash in lieu of fractional shares. Outstanding options and warrants for ZoneNetwork.com capital stock were assumed by Quokka and were automatically converted into options and warrants for Quokka common stock at the same exchange ratio, except an outstanding warrant to purchase 169,503 shares of the series B preferred stock of ZoneNetwork.com was automatically converted into a warrant to purchase 23,849 shares of Quokka common stock. Approximately ten percent of such shares were placed in escrow to secure certain indemnification obligations contained in the agreement. Subject to outstanding claims, the escrow will terminate upon the earlier of (a) the date 30 days following the receipt by Quokka of four full fiscal quarters of audited financial statements of ZoneNetwork.com and (b) May 15, 2001. Of the total purchase price, approximately $34.2 million was allocated to intangible assets, including assembled workforce, customer base and goodwill. The intangible assets are being amortized over their estimated useful lives of two years.


     On June 8, 2000, the Company signed a definitive agreement to obtain a 71% ownership interest of Golf.com, L.L.C. through the issuance of approximately 3,900,000 shares of Quokka common stock for a total purchase price of approximately $26.7 million including acquisition costs. Golf.com is in the business of developing, marketing and distributing a golf related electronic on-line service to be accessed via the Internet. Of the purchase price, approximately $1.1 million will be allocated to net assets, and the remainder will be allocated to identified intangible assets with any remaining purchase price allocated to goodwill. The acquired intangible assets will be amortized over their estimated useful life of two years. Quokka's management believes that the pending acquisition of Golf.com is a probable acquisition.

     On July 20, 2000, Quokka signed a definitive agreement to acquire all the outstanding preferred and common stock, options and warrants of Total Sports Inc. through the issuance of up to 15,000,000 shares of the Quokka common stock. The purchase price using an average stock price around the date the transaction was announced was approximately $138.0 million including acquisition costs. Of the purchase price, approximately $4.3 million will be allocated to net liabilities assumed, and the remainder will be allocated to identified intangible assets with any remaining purchase price allocated to goodwill. The acquired intangible assets will be amortized over their estimated useful life of three years. Total Sports is an event-centered online sports media company. Quokka's management believes that the pending acquisition of Total Sports is a probable acquisition.


     These consummated and probable acquisitions have been or will be accounted for using the purchase method of accounting and accordingly the purchase price has been or will be allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values on the acquisition date. The purchase price assumed for the Total Sports acquisition is an initial estimate of the purchase price and is subject to change. The purchase price allocations for the Golf.com acquisition and the Total Sports acquisition are based upon a preliminary valuation. These valuations could change when finalized upon closing of the acquisitions, based upon the facts and circumstances at that time. A change in the purchase price or the allocation of the purchase price would effect the value assigned to the long-term tangible and intangible assets and therefore could have a material effect on actual future results of Quokka.

     The following pro forma adjustments have been made to the historical financial statements of Quokka, ZoneNetwork.com, Golf.com and Total Sports based upon assumptions made by management for the purpose of preparing the unaudited pro forma condensed combined financial statements:

     (A) Record common stock issued for the acquisitions.


     (B) Eliminate the members' and shareholders' equity accounts of Golf.com and Total Sports.


     (C) Record the minority interest in Golf.com.

     (D) Record estimated transaction costs.

     (E) Record the excess of acquisition costs over the fair value of net assets acquired (goodwill) at June 30, 2000 associated with the acquisitions of Golf.com and Total Sports. Approximately $26.1 million and $141.3 million will be allocated to intangible assets, including assembled workforce, customer base and goodwill in connection with the Golf.com and Total Sports acquisitions respectively.

     (F) Eliminate the intercompany payables/receivables, which were between Golf.com and Total Sports.

     (G) Eliminate Total Sports' investment in Golf.com.

     (H) Reflect amortization of goodwill and other purchased intangibles associated with the acquisitions of ZoneNetwork.com, Golf.com and Total Sports over the following periods:

           ZoneNetwork.com -- Two years

           Golf.com -- Two years

           Total Sports -- Three years

     (I) Eliminate the revenue and expenses recorded on the books of both Golf.com and Total Sports, due to Total Sports' recording of such items in accordance with the related operating agreement.

     (J) Eliminate the minority interest in net loss of Golf.com.

     The proforma financial statements were not tax affected since Quokka, Golf.com and Total Sports are in net operating loss positions and accordingly, a full valuation allowance would be recorded.

     The pro forma combined basic net loss per share is based on the combined historical weighted average number of common shares of Quokka's common stock for each period, adjusted for the issuance of 1,411,639 shares of Quokka's common stock for 100% ownership of ZoneNetwork.com, 3,900,000 shares of Quokka's common stock for 71% ownership interest of Golf.com, and 15,000,000 shares of Quokka's common stock for 100% ownership of Total Sports. The adjustment to historical weighted average shares outstanding results from inclusion of actual shares issued or estimated shares to be issued in conjunction with the consummated or pending acquisitions, respectively, as if such shares were outstanding from January 1, 1999. In accordance with the definitive agreements, approximately 10% of the stock consideration to ZoneNetwork.com, Golf.com and Total Sports (approximately 141,164, 390,000 and 1,500,000 shares, respectively) will be held in a time-lapsing escrow account and have been excluded from the pro forma basic and diluted net loss per share for the year ended December 31, 1999.

                           COMPARATIVE PER SHARE DATA

     The following tabulation reflects (a) the historical net income and book value per share of Quokka common stock in comparison with the pro forma net income and book value per share after giving effect to the proposed acquisition of 71% of the ownership of Golf.com and proposed merger with Total Sports and
(b) the historical net income and book value per unit of Golf.com membership interest and per share of Total Sports common stock in comparison with the equivalent pro forma net income and book value per share attributable to 3,890,150 shares of Quokka common stock that will be received for each unit of Golf.com to be purchased in the Golf.com acquisition, and 15,000,000 shares of Quokka common stock for each share of Total Sports capital stock and each option and warrant to acquire Total Sports capital stock. The information presented in this tabulation should be read in conjunction with the pro forma combined financial statements and the separate financial statements of the respective companies and the notes thereto appearing elsewhere herein.


                                                               YEAR ENDED    SIX MONTHS ENDED
                                                              DECEMBER 31,       JUNE 30,
                                                                  1999             2000
                                                              ------------   ----------------
QUOKKA SPORTS
Net loss from continuing operations:
  Historical................................................  $     (1.45)     $     (0.88)
  Pro forma.................................................  $     (2.89)     $     (1.56)
Book value:
  Historical................................................                   $      1.30
  Pro forma.................................................                   $      3.40
GOLF.COM
Net loss from continuing operations:
  Historical................................................  $ (6,205.06)     $ (4,219.80)
  Equivalent pro forma(1)...................................  $(96,936.59)     $(52,263.58)
Book value:
  Historical................................................                   $  6,810.24
  Equivalent pro forma(1)...................................                   $113,978.19
TOTAL SPORTS
Net loss from continuing operations:
  Historical................................................  $    (10.52)     $    (10.23)
  Equivalent pro forma(2)...................................  $     (5.12)     $     (2.76)
Book value:
  Historical(3).............................................                   $     (1.47)
  Equivalent pro forma(2)...................................                   $      6.02


-------------------------
(1) Pro forma amounts for Quokka Sports multiplied by 33,535.78:1 (the ratio of exchange).

(2) Pro forma amounts for Quokka Sports multiplied by 1.77:1 (the ratio of exchange).


(3) Book value per share for Total Sports has been calculated as assets less liabilities excluding series A redemption value, divided by the number of common stock outstanding at June 30, 2000. Book value per share including the series A redemption value is $2.04.

                                  RISK FACTORS


     By voting to approve the merger agreement, Total Sports stockholders will be choosing to invest in Quokka common stock. When you decide whether to vote for approval of the merger agreement, you should consider the following factors in conjunction with the other information included in this joint proxy statement/prospectus. Quokka stockholders should consider the factors identified under "-- Risks Relating To The Private Placement" in conjunction with the other information about the private placement included in this joint proxy statement/prospectus when deciding whether to vote for approval of the issuance of common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants that were issued in a private placement on September 15, 2000.


                          RISKS RELATING TO THE MERGER

TOTAL SPORTS' SECURITYHOLDERS WILL RECEIVE A FIXED AGGREGATE NUMBER OF SHARES OF QUOKKA COMMON STOCK IN THE MERGER, NOT A FIXED VALUE AND YOUR PORTION OF THOSE SHARES MAY VARY.

     Upon completion of the merger, each of your Total Sports shares will be converted into a number of shares of Quokka common stock based on the exchange ratios defined in the merger agreement. These exchange ratios depend upon the value of the Quokka common stock to be received in the merger and the rights, preferences and privileges of the various classes of Total Sports capital stock. For example, the share price of Quokka common stock on July 20, 2000, the last full trading day prior to the announcement of the merger, was $9.00. If the share price of Quokka stock is $9.00 at the time the merger is completed, holders of Total Sports common stock and series E preferred stock would not receive any shares of Quokka common stock in the merger, and holders of options and warrants to purchase Total Sports common stock and series E preferred stock would not be entitled to receive any options or warrants to purchase Quokka common stock. These and other classes of Total Sports capital stock may be similarly affected at varying price levels of Quokka stock. Accordingly, the number of shares that Total Sports stockholders will receive in the merger will fluctuate as the market price of Quokka common stock changes. The merger agreement neither provides for any adjustments in the exchange ratios nor affords any termination rights to either Total Sports or Quokka based solely on fluctuations in the market price of Quokka common stock. Recently, the stock market and, in particular, the securities of Internet companies have experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Quokka common stock. The market price of Quokka common stock upon and after completion of the merger could be lower than the market price on the date of the merger agreement or the current market price. You should obtain recent market quotations for Quokka common stock before you vote on the merger.

IF QUOKKA AND TOTAL SPORTS ARE NOT SUCCESSFUL IN INTEGRATING THEIR ORGANIZATIONS, THE COMBINED COMPANY MAY BE UNABLE TO OPERATE EFFICIENTLY AFTER THE MERGER.

     The combined company's ability to operate efficiently after the merger will depend in part on the integration of Quokka's and Total Sports's operations and personnel in a timely and efficient manner. In order for the combined company to provide enhanced and more valuable content and services to its customers after the merger, the combined company will need to integrate its operations, technology and content. This integration may be difficult and unpredictable because Quokka's web sites and Total Sports' web sites have been developed independently and were designed without regard to integration. Successful integration of the two companies' operations, technology and content also requires coordination of different development and engineering teams, as well as sales and marketing efforts and personnel. This, too, may be difficult and unpredictable because of possible cultural conflicts between Quokka and Total Sports as well as difficulties related to the geographical separation of the two companies' primary operations. If the two companies cannot successfully integrate their operations, technology and personnel, the combined company may not be able to operate efficiently or realize the expected benefits of the merger.

EFFORTS TO INTEGRATE QUOKKA AND TOTAL SPORTS MAY DIVERT MANAGEMENT'S ATTENTION AWAY FROM DAY-TO-DAY OPERATIONS.

     The integration of Quokka's and Total Sports's operations and personnel may place a significant burden on the combined company's management and other internal resources. The diversion of management attention and any difficulties encountered in the transition and integration process could prevent the combined company from operating efficiently.

QUOKKA EXPECTS TO INCUR SIGNIFICANT COSTS TO INTEGRATE THE COMPANIES INTO A SINGLE BUSINESS.

     Quokka expects to incur costs from integrating Total Sports' operations, technology and personnel. These costs may be significant and may include expenses and other liabilities for:

     - employee redeployment, relocation or severance;

     - conversion of information systems;

     - increased travel and communications systems;

     - combining teams and processes in various functional areas; and

     - reorganization or closures of facilities.

     The integration costs incurred by Quokka may negatively impact the financial condition of the combined company and the market price of Quokka common stock.

FAILURE TO RETAIN KEY EMPLOYEES COULD DIMINISH THE ANTICIPATED BENEFITS OF THE MERGER.

     The successful combination of Quokka and Total Sports will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, unique technical skills or management expertise. The combined company may be unable to retain Quokka and Total Sports management, technical, production, sales and marketing personnel that are critical to the successful integration of Quokka and Total Sports, resulting in disruption of operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs and otherwise diminishing anticipated benefits of the merger.

FAILURE TO COMPLETE THE MERGER COULD CAUSE A DECREASE IN THE VALUE OF TOTAL SPORTS STOCK.

     If the merger is not completed for any reason, the value of Total Sports stock may decline due to any or all of the following potential consequences:

     - Total Sports may become obligated to pay Quokka a termination fee of $7.5 million;

     - costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed; and

     - Total Sports may have difficulty in retaining its key management, technical and sales personnel.

     In addition, if the merger is not completed and Total Sports' board of directors determines to seek another business combination, Total Sports may be unable to find a partner willing to pay an equivalent or more attractive price than that which Quokka has agreed to pay in the merger, which could further depress the value of Total Sports stock.

CERTAIN REGULATORY AGENCIES MUST APPROVE THE MERGER AND COULD IMPOSE CONDITIONS ON, DELAY OR REFUSE TO APPROVE THE MERGER.

     To complete the merger, Quokka and Total Sports must obtain approvals or consents from certain federal regulatory commissions and other government agencies. These agencies may seek to impose conditions on Quokka or Total Sports before giving their approval or consent, and those conditions could harm the combined company's business. In addition, a delay in obtaining the requisite regulatory approvals will delay the completion of the merger. The companies may be unable to obtain the required regulatory approvals, or obtain them within the time frame contemplated in the merger agreement.

                            RISKS RELATING TO QUOKKA

WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT TO INCUR LOSSES FOR AT LEAST THE NEXT EIGHT QUARTERS AND MAY BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY OR GENERATE POSITIVE CASH FLOW.

     We expect to incur losses for at least the next eight quarters, largely due to substantial planned increases in marketing expenses and expenses associated with our digital sports entertainment programming. We may be unable to generate sufficient revenues or control operating expenses to achieve or sustain profitability or generate positive cash flow. We adopted our current business model in August 1996 and began generating revenues in connection with this model during the first quarter of 1997. As of June 30, 2000, we had an accumulated deficit of $112.7 million. Our net operating losses were $39.8 million for the six months ended June 30, 2000, $56.9 million for the year ended December 31, 1999 and $9.5 million for the year ended December 31, 1998. Cash used in operating activities was $34.0 million for the six months ended June 30, 2000, $48.3 million for the year ended December 31, 1999 and $10.9 million for the year ended December 31, 1998.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE OUR BUSINESS AND PROSPECTS.

     Our limited operating history makes it difficult to evaluate our business and prospects. As a digital sports entertainment company in an early stage of development, we face significant risks, uncertainties, expenses and difficulties. In order to succeed, we must do most, if not all, of the following:

     - develop programming to attract and retain our audience;

     - secure and retain additional sponsors and advertisers;

     - retain existing sponsors and advertisers;

     - acquire rights on commercially feasible terms to cover additional sporting events;

     - acquire and integrate other media and technology companies;

     - develop, enhance and carefully manage our brand;

     - deliver multiple programming events simultaneously to one or more global distribution networks;

     - promote our name in the sports and media markets;

     - respond appropriately to competitive developments;

     - develop and implement a successful electronic commerce strategy;

     - develop a successful line of product merchandise;

     - secure additional distribution systems for our content;

     - continue to develop and improve our know-how, to enhance our web sites to meet the needs of a changing market and to adapt to changing technology;

     - successfully execute our business and marketing strategies; and

     - attract, integrate, retain and motivate qualified personnel.

     Our business operations and revenues will suffer if we are unable to accomplish these things.

OUR QUARTERLY OPERATING RESULTS ARE EXPECTED TO FLUCTUATE AND OUR FAILURE TO MEET EARNINGS ESTIMATES COULD CAUSE OUR STOCK PRICE TO SUFFER.

     Our quarterly operating results have varied in the past, and we expect them to fluctuate in future periods. For example, our revenues for the quarter ended June 30, 2000 were $12.6 million compared to revenues of $2.6 million for the quarter ended June 30, 1999 and revenues of $9.5 million for the prior quarter ended March 31, 2000. These fluctuations depend on a number of factors described below and elsewhere in this "Risk Factors" section of this document, many of which are outside our control. We may be unable to predict our future revenues accurately or adjust spending in a timely manner to compensate for any unexpected revenue shortfall. In particular, because digital entertainment sponsorships have a lengthy sales cycle, it is difficult to predict when new sponsorship agreements will be completed and, consequently, when revenue from new agreements will first be recognized. Any significant shortfall of revenues would have a negative impact on our results of operations.

     For these and other reasons, we may not meet the earnings estimates of securities analysts or investors and our stock price could suffer. Our revenues in any quarter depend on the sports programming we offer, the sponsorship arrangements we have in place at that time and finalize during the quarter and, to a lesser extent, the advertising, content syndication and consumer revenue transactions we execute. We expect that our consumer revenues will be higher leading up to and during our major sports programming. It is likely that sponsorship deals will have a long sales cycle and may be unevenly distributed across fiscal quarters. We expect our expenses to increase over time for production and other operational costs. The timing of these expenses, as well as our obligations under existing and future contracts, could fluctuate from quarter to quarter and intensify leading up to and during significant sporting events such as the Olympic Games.


WE NEED TO ACQUIRE RIGHTS TO KEY SPORTING EVENTS TO DEVELOP MORE PROGRAMMING AND GROW OUR BUSINESS, BUT THE COST AND COMPETITION FOR THESE RIGHTS COULD PREVENT US FROM DOING SO.


     We need to acquire rights to key sporting events to succeed. If we are unable to acquire these rights, our ability to broaden our programming and grow our business will be limited. Our limited operating history makes it difficult to assess our ability to acquire rights in the future. Holders of rights may not be willing to enter into strategic relationships with us or sell rights to us at prices we can afford, or at all. We expect the cost of acquiring rights to increase significantly as competition for these rights increases. We may not be successful in acquiring the rights we need, especially if third parties, such as traditional media companies, which have significantly greater resources, experience and bargaining leverage than we do, compete for those rights.

WE DEPEND ON A SMALL NUMBER OF SPONSORS, THE LOSS OF WHICH COULD HARM OUR REVENUES.


     To date, we have depended on a limited number of sponsors for a majority of our revenues. As of June 30, 2000, two sponsors accounted for 38% of our revenues. In 1999, three sponsors accounted for 65% of our revenues. In 1998, two sponsors accounted for 68% of our revenues. We anticipate that our results of operations will continue to depend, to a significant extent, upon revenues from a small number of digital entertainment sponsors. The loss of one or more sponsors could negatively affect our business. Although we seek to enter into multi-year agreements with sponsors, we cannot guarantee that these sponsors will maintain their association with us. Certain of our sponsors have the right to terminate our agreement with them if they are dissatisfied with our performance, and certain digital entertainment sponsors have the right to terminate our agreements after a specified period of time as set forth in the applicable contract. The termination of any sponsorship agreement could materially affect our sponsorship revenue backlog, and our business and financial results would suffer. For example, we recently agreed with Compaq Computer Corporation to terminate its sponsorship agreement with us at the end of 2000. If we are unable to obtain additional sponsors to replace the revenue forecasted for 2001 and 2002 under the Compaq digital entertainment partnership agreement, our financial results would be adversely affected.


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A DISASTER OR MALFUNCTION THAT DISABLES OUR COMPUTER SYSTEMS COULD HARM OUR WEB
SITES AND REDUCE THE APPEAL OF OUR PROGRAMMING.

     Substantially all of our communications hardware and computer hardware operations are located in our facilities in San Francisco, California and at Intel Online Services in Santa Clara, California and Frontier Global Center in Sunnyvale, California, where our web sites are hosted. Our Olympics web site is hosted by IBM at their facilities located in Redwood City, California, Bethesda, Maryland and Schaumburg, Illinois. Our operations depend on our ability to protect these systems against damage from fire, earthquakes, power loss, telecommunications failures, break-ins and similar events. Additionally, computer viruses, electronic break-ins or other similar disruptive problems could harm our web sites. A disaster or malfunction that disables either our San Francisco production facility or any of our hosting services facilities could cause an interruption in the production and distribution of our programming, limit the quantity or timeliness of updates to our productions or limit the speed at which our audience can access our content. Any of these occurrences could reduce the appeal of our programming. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not have a formally documented disaster recovery plan for major disasters.

     Our web sites have experienced significant increases in traffic during coverage of some sporting events. As we deliver additional programming, we expect our audience base to increase significantly. This will require our web sites to accommodate a high volume of traffic and deliver frequently updated information. Failure of our systems to accommodate higher volumes of traffic could reduce the performance and appeal of our web sites and harm our results of operations. For example, on some weekends during which we were covering multiple motor sports events, our servers have suffered service disruptions. Additionally, our web sites in the past have experienced slower response times or other problems for a variety of reasons, including delays or malfunctions as a result of third-party distributors on which we rely. Interruptions and malfunctions related to the access to our web sites could materially damage our relationships with our audience and rightsholders, and our business could suffer.

OUR BRAND MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY TO SUCCEED.

     We believe that broad recognition and a favorable audience perception of the Quokka brand will be essential to our success. If our brand does not achieve favorable broad recognition, our success will be limited. We intend to build traffic and brand recognition by aggressively marketing the Quokka Sports Network brand as well as the brands of individual sport verticals within our network. We plan to continue to market each of these brands through extensive traditional media campaigns employing advertising on television, printed publications, outdoor signage and radio. We also plan to continue to conduct a simultaneous online advertising campaign and to seek exposure through our co-branded initiatives. During the three months ended June 30, 2000, we spent $3.9 million for advertising and $7.7 million for the year ended December 31, 1999. We expect to significantly increase our advertising expenses in future periods as we build the Quokka brands and awareness of our properties in our network. We may lack the resources necessary to accomplish these initiatives. Even if the resources are available, we cannot be certain that our multi-brand enhancement strategy will deliver the brand recognition and favorable audience perception that we seek for any of our brands. If our strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenues. Even if we achieve greater recognition of our brands, competitors with greater resources or a more recognizable brand could reduce our market share of the emerging digital sports entertainment market.

THE LOSS OF ANY STRATEGIC RELATIONSHIPS WITH MEDIA ENTITIES AND SPORTS GOVERNING BODIES COULD NEGATIVELY IMPACT THE BREADTH OF OUR SPORTS PROGRAMMING AND OUR ABILITY TO ACQUIRE ADDITIONAL RIGHTS TO COVER SPORTS OR SECURE SPONSORSHIPS.

     We depend on agreements with certain established media entities and sports governing bodies, such as NBC Olympics, Inc. and Championship Auto Racing Teams, Inc. The loss of any of these strategic relationships could impact the breadth of our sports programming and affect our ability to acquire
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

additional rights or secure sponsorships. Our agreements with these parties enable development of certain Olympic and motor sports programming. Additionally, these strategic relationships, among others, provide us with credibility in the marketplace to negotiate sponsorships and acquire rights to cover additional sports. While these strategic relationships are grounded in contractual agreements, these parties can terminate the agreements for various reasons, including contractual breaches and a change in control of our company. For example, NBC Olympics, Inc. can terminate its strategic relationship with us if a competitor of NBC acquires us. We cannot guarantee that our strategic partners will perform their contractual obligations. Even if the contracts run for the full term, we may not be able to renew the agreements on comparable terms, if at all. Recently, we amended our agreement with Dorna Promocion del Deporte, S.A. to expire at the end of December 2000. If we are unable to conclude an agreement with Dorna to extend our rights beyond 2000, the breadth of the programming on the Quokka Sports Network may suffer.

OUR COMPETITIVE POSITION IN THE DIGITAL SPORTS ENTERTAINMENT INDUSTRY COULD DECLINE IF WE ARE UNABLE TO ACQUIRE BUSINESSES OR TECHNOLOGY THAT ARE STRATEGIC FOR OUR SUCCESS OR IF WE FAIL TO SUCCESSFULLY INTEGRATE ANY ACQUISITIONS WITH OUR CURRENT BUSINESS.

     If appropriate opportunities arise, we intend to acquire businesses, technologies, services or products that we believe are strategic for our success. For example, we recently signed an agreement to acquire a majority of the ownership interests in Golf.com, L.L.C. We may be unable to complete that transaction if any of the conditions set forth in that agreement, such as the approval of that transaction by Quokka's stockholders, are not met. The digital sports entertainment industry is new, highly competitive and rapidly changing. We believe these industry dynamics could result in a high level of acquisition activity as companies seek to gain competitive advantage. Competitive forces could require us to acquire companies or technology. Our competitive position in the industry could decline if we are unable to acquire businesses or technology that are strategic for our success or if we fail to successfully integrate any acquisitions with our current business. We may be unable to identify, negotiate or finance future acquisitions successfully, or to integrate successfully any acquisitions with our current business. The process of integrating an acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures, including the allocation of significant management time and company resources that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized.

FAILURE BY THIRD PARTIES ON WHOM WE DEPEND FOR INTERNET ACCESS, DELIVERY OF OUR PROGRAMMING AND GENERATION OF MULTIPLE REVENUE STREAMS COULD HARM OUR OPERATIONS AND REVENUES.

     Our audience depends on Internet service providers, online service providers and other web site operators for access to our web sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Access by our audience outside the United States could also be delayed or interrupted due to the uncertainty of the telecommunications infrastructure in foreign countries.

     We depend on various domestic and international third parties for software, systems and delivery of much of our programming. Many of these third parties have limited operating histories, early generation technology and are themselves dependent on reliable delivery from others. Any delays or malfunctions in the distribution of our content would limit our ability to deliver our programming. We also depend on IBM, Intel Online Services and Frontier GlobalCenter, each of which hosts some of our web sites. From time to time, service of our servers at the Frontier GlobalCenter hosting facility has been temporarily disabled or has malfunctioned, and access to our web sites was limited or eliminated. Our history with the IBM and Intel Online Services facilities is very short and we cannot be certain that similar problems will be avoided at these other facilities.

     Our plans to generate multiple revenue streams also depend on third parties. In particular, we depend on encryption technology provided by others to enable secure consumer revenue transactions. In addition, our ability to obtain sponsorship and advertising interest will depend on whether third parties we hire can
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

generate meaningful and accurate data to measure the demographics of our audience and the delivery of advertisements on our web sites. Companies may choose not to advertise on our web sites or may pay less if they do not perceive these measurements made by third parties to be reliable. Also, our ability to generate content syndication revenue depends on whether other media companies value our content and are willing to pay for that content.

OUR LIMITED EXPERIENCE DEVELOPING AND COORDINATING A COMPREHENSIVE PROGRAMMING SCHEDULE COULD RESULT IN DELAYS OR SETBACKS THAT REDUCE THE APPEAL OF OUR WEB SITES.

     We have limited experience developing and coordinating a comprehensive programming schedule and may experience delays or setbacks that reduce the appeal of our web sites. The programming we have developed in the past required significantly fewer resources and technical skills than the major sports programming we are scheduled to produce, including the Olympic Games. Our programming may not keep pace with technological developments, evolving industry standards or competing programming alternatives. We have only recently begun to develop multiple large-scale programming events simultaneously and may lack the financial and technical resources to develop effectively content for multiple simultaneous sporting events. Even if the resources are available, we may be unable to coordinate a comprehensive programming schedule. To be successful, we will need to staff and operate 24-hour production facilities that are capable of collecting, repackaging and distributing digital coverage to a global audience. In addition, the size and scope of the 2000 Olympics in Sydney, Australia will require us to devote a substantial amount of our resources to that programming. We may be unable to effectively cover our other properties during our Olympics coverage and our operating results may be adversely affected.

OUR SPONSORSHIP MODEL IS UNPROVEN AND OUR REVENUES AND RESULTS OF OPERATIONS WILL SUFFER IF WE ARE UNABLE TO MAINTAIN OUR EXISTING SPONSORS AND SECURE ADDITIONAL SPONSORSHIPS.

     Our revenues and results of operations will suffer if we are unable to maintain our existing sponsors and secure additional sponsors. Our revenue model is primarily based on securing long-term digital entertainment sponsorships that provide each sponsor with the right to be named as the exclusive sponsor of our network within a particular industry category. We have limited experience with this sponsorship model. Prospective sponsors may not be interested in entering into these digital entertainment sponsorships at the rates we set, if at all.

     Additionally, our sponsorship agreements typically require the delivery of a specified number of brand impressions, which refers to the number of times the sponsor's brand appears on a user's screen while the user is connected to our web sites. Our fulfillment of these commitments assumes that we will be able to deliver these brand impressions on sports programming that we acquire or create. Owners of rights to sporting events often have pre-arranged sponsor lists they require us to honor. Pre-existing sponsorship relationships may prevent us from meeting the minimum commitments we have to our exclusive digital entertainment sponsors and other sponsors and advertisers, and could cause us to allocate impressions to our sponsors that were otherwise available for additional revenue generating purposes. These pre-existing sponsorship relationships could also negatively affect our business by limiting our ability to attract new sponsors. We might acquire or create additional programming that would allow us to provide our sponsors with sufficient brand impressions for which we would incur additional expenses.

OUR SPONSORSHIP MODEL COULD PREVENT US FROM ACQUIRING CRITICAL TECHNOLOGY, WHICH COULD AFFECT THE QUALITY OF OUR PROGRAMMING.

     As a significant feature of some of our sponsorships we offer the exclusive right to be the sole sponsor of a sponsorship category, such as computing, database software, web site hosting, digital distribution, consumer electronics or wireless communications. While we expect this exclusivity feature to be central to our marketing strategy for securing and retaining these particular sponsorships, it may bind us to undesirable sponsorship arrangements and limit our ability to acquire technology we may otherwise want or need. Exclusive sponsors acquire multi-year rights to a sponsorship category and sometimes provide us with equipment or technical expertise to enable us to develop and distribute our programming. We are
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

limited in our ability to terminate an existing sponsor relationship if a sponsor fails to provide us with necessary equipment and expertise, or is otherwise less desirable than a prospective sponsor in the same sponsorship category. An existing sponsor also may prevent us from acquiring desirable technology from competitors of the sponsor, which could harm our programming.

OUR PROGRAMMING AND OPERATIONS WILL SUFFER IF WE ARE UNABLE TO ADAPT IN A TIMELY MANNER TO TECHNOLOGICAL DEVELOPMENTS, EVOLVING INDUSTRY STANDARDS, CHANGING MARKET CONDITIONS OR CUSTOMER REQUIREMENTS.

     The market for digital sports programming is characterized by rapid technological change. To be successful, we must adapt to this rapidly changing market by continually improving the features we offer and developing new features. Our programming and operations will suffer if we are unable to adapt in a timely manner in response to technological developments, evolving industry standards, changing market conditions or customer requirements. We may not maintain our competitive position in the digital sports entertainment market for a number of reasons, including the following:

     - our technology infrastructure may not provide high-quality, reliable programming or adequately scale to support multiple simultaneous events;

     - we may be unable to afford substantial expenditures to adapt our service to changing technologies;

     - we may be unable to license leading technologies or develop new proprietary technologies; and

     - we may fail to use new technologies effectively or adapt to technological changes.

OUR BUSINESS IS SUBJECT TO MANY RISKS ASSOCIATED WITH WORLDWIDE SPORTS EVENT COVERAGE AND OTHER INTERNATIONAL ACTIVITIES, WHICH COULD PREVENT OR DELAY OUR COVERAGE OR CAUSE US TO INCUR ADDITIONAL EXPENSES.

     Our coverage of sports events, particularly adventure sports, is not limited geographically and is therefore subject to many risks associated with worldwide sports event coverage and other international activities that could prevent or delay our coverage. We have developed, and expect to continue to develop, programming covering sporting events throughout the world and across the oceans. For example, our coverage of yachting races and of adventure sports, such as mountaineering in the Karakoram range in China, expeditions to Mount Everest and treks across deserts in Morocco, require us to traverse international borders. Coverage of these events requires that we deploy production staff to locations throughout the world. Additionally, we expect to maintain offices in several foreign countries, including Great Britain and Australia. As a result, we are subject to numerous risks associated with doing business internationally, including the following:

     - regulatory requirements, including export requirements, tariffs and other barriers, health and safety requirements and labor and immigration laws;

     - difficulties in staffing and managing foreign operations;

     - differences in reliability of telecommunications infrastructure and Internet access;

     - varying technological standards and capabilities;

     - differences in standards of protection for intellectual property;

     - political instability;

     - hostile action against event participants or our employees;

     - currency fluctuations;

     - potentially adverse tax consequences; and

     - restrictions against the repatriation of earnings from a foreign country.

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

     Additionally, regional events that we choose to cover may fail to attract a global audience. In that case, we would incur the significant expenses inherent in the coverage of an international event without achieving the audience exposure we have committed or may commit to provide to our sponsors.

OUR BUSINESS WILL NOT OPERATE EFFICIENTLY AND OUR RESULTS OF OPERATIONS WILL BE NEGATIVELY AFFECTED IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH.

     We are experiencing a period of significant expansion. We had 382 employees at June 30, 2000, compared to 284 employees at December 31, 1999 and 118 employees at December 31, 1998. This growth is placing, and we expect any further growth to continue to place, a significant strain on our management, operational and financial resources. This will require us to implement additional management information systems and to develop additional operating, administrative, financial and accounting systems and controls. If we are unable to develop these systems and manage our growth effectively, our business will not operate efficiently and our results of operations could be negatively affected.

IF WE FAIL TO ATTRACT AND RETAIN KEY PERSONNEL WE WILL BE UNABLE TO EXECUTE OUR BUSINESS STRATEGY.

     Our success will depend on the continued services of our senior management and other key personnel, as well as our ability to attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. The loss of the services of any of our executive officers, particularly Alan Ramadan, our president and chief executive officer, or other key employees could prevent us from executing our business strategy. Competition for these personnel is intense, and we may not be able to successfully attract, integrate or retain sufficiently qualified personnel. Our anticipated programming schedule in the near future will require that we attract and retain personnel who are skilled in production, computer and other technical fields. Skilled technical personnel are in high demand and have multiple employment opportunities, especially in the San Francisco Bay Area, where our headquarters are located. As a matter of practice, we do not generally enter into employment agreements with our employees.

DELAYS IN THE ACCESSIBILITY OR GROWTH OF DIGITAL MEDIA NETWORKS COULD ADVERSELY AFFECT OUR PROGRAMMING AND REDUCE THE LEVEL OF TRAFFIC ON OUR WEB SITES.

     Our success will depend on the continued development and growth of digital media networks, including the Internet and broadband networks. Our programming will suffer if the necessary infrastructure, standards or protocols or complementary products, services or facilities for the Internet are not developed in a timely manner. While digital media technologies have been evolving rapidly in recent years, future growth may not continue at comparable rates. As the Internet continues to experience increased numbers of users and increased frequency of use, the Internet infrastructure may be unable to support the demands of a global audience or the requirements of consumers for faster access. The Internet has experienced a variety of outages, hacker attacks and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. This might include outages and delays resulting from the year 2000 problem. These outages and delays could adversely affect the level of Internet usage as well as the level of traffic on our web sites. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to regulation by governments, businesses or other organizations.

     Our programming is designed to operate on today's Internet platform as well as other interactive systems that transmit digitized data, such as cable and satellite systems, in the future. These future systems are commonly referred to as "broadband" systems and are expected to enable transmission of large amounts of digitized material, such as video clips, within a relatively short time frame. Delays in the development of broadband systems could harm our ability to distribute our programming through subscription services and pay-per-view events, which could adversely affect our ability to generate revenues from these types of programming.

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THE ONLINE DIGITAL SPORTS ENTERTAINMENT INDUSTRY IS INTENSELY COMPETITIVE, AND
WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS.

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of web sites on the Internet competing for consumers' attention and spending has proliferated. We expect that competition will continue to intensify. We may be unable to compete successfully against current and future competitors.

     Many of our current and potential competitors have significantly longer operating histories, greater financial, technical and marketing resources, greater name recognition and larger user or membership bases than us and, therefore may have a significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in Internet user requirements and to devote greater resources to the development, promotion and sale of their services. Our current or potential competitors may develop products and services comparable or superior to those developed by us. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would harm our business. In addition, as we expand internationally, we may face new competition.

     We compete, directly and indirectly, for sponsors, rights and the attention of sports viewers with the following categories of companies:

     - web sites targeted to sports enthusiasts generally, such as www.cbs.sportsline.com, www.cnnsi.com and www.espn.com, many of which have been established by traditional media companies, and web sites targeted to enthusiasts of particular sports, such as www.majorleaguebaseball.com, www.nascar.com, www.nba.com, www.nfl.com and www.nhl.com;

     - publishers and distributors of traditional media targeted to sports enthusiasts, such as the ESPN networks, the FoxSports network and Sports Illustrated;

     - online services such as America Online and the Microsoft Network, which provide access to sports-related content and services;

     - vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and

     - web search and retrieval services, such as Excite, Infoseek, Lycos and Yahoo! and other high-traffic web sites, such as those operated by Cnet and Netscape.

     We expect that the number of our direct and indirect competitors will increase in the future. We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition may come from the cable arena, including such sports-oriented cable networks as the ESPN networks.

OUR COMMON STOCK PRICE IS LIKELY TO BE VOLATILE, WHICH COULD HURT INVESTORS AND EXPOSE US TO LITIGATION.

     The stock markets in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations in recent months. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could harm the market price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as a recession or interest or currency rate fluctuations, also could harm the market price of our common stock.

     The trading prices of many technology company stocks, particularly Internet company stocks, have recently been at or near historical highs, reflecting valuations substantially above historical levels. Our

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

stock price could be subject to wide fluctuations in response to a variety of factors, including factors that may be beyond our control. These include:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations or new sports entertainment programming by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet and online entertainment industries;

     - changes in the market valuations of other Internet companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of substantial amounts of our common stock or other securities in the open market.

     Volatility in the market price of our common stock could result in securities class action litigation. This type of litigation could result in substantial costs and a diversion of management's attention and resources.

SALES OF OUR SHARES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR STOCK, IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF ADDITIONAL EQUITY SECURITIES AND RESULT IN FURTHER DILUTION.

     Sales of a substantial number of shares in the public market could negatively affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Stockholders beneficially owing in the aggregate approximately 23.3 million shares of our common stock have entered into voting agreements in connection with our purchase agreement with the selling members of Golf.com, L.L.C. to vote in favor of that transaction at our special stockholders meeting to approve that purchase transaction. Under the terms of those voting agreements, those Quokka stockholders have agreed not to sell or otherwise transfer their shares of Quokka stock unless that purchase agreement is terminated or unless the selling members of Golf.com agree to release those stockholders from the obligations of the Golf.com voting agreements. In addition, stockholders beneficially owing in the aggregate approximately 26.7 million shares of our common stock have entered into voting agreements and proxies in connection with our merger agreement with Total Sports to vote in favor of our pending merger with Total Sports at our special stockholders meeting to approve that merger transaction. Under the terms of those voting agreements with Total Sports, those Quokka stockholders have agreed not to sell or otherwise transfer their shares of Quokka stock unless that merger agreement is terminated or unless Total Sports agrees to release those stockholders from the obligations of the Total Sports voting agreements and proxies. Any shares subject to these voting agreements may be released at any time by the selling members of Golf.com or Total Sports, as applicable, with or without notice. Upon the closing of our pending Golf.com purchase transaction and our pending merger with Total Sports, or the earlier termination of the voting agreements, the stock held by those stockholders will be released from those contractual obligations restricting transfer and sale.


     In addition, we recently completed two transactions in which we issued instruments which are convertible into or exercisable for Quokka common stock. In August 2000, we issued to National Broadcasting Company, Inc. a warrant to purchase up to 10.0 million shares of our common stock at varying prices from $8.89 to $20.00 per share. The warrant expires at the end of December 2004 and the first portion of the warrant is exercisable in June 2001. If NBC elects to exercise this warrant, your ownership in Quokka will be diluted. If NBC subsequently sells its shares, the market price for our stock could be adversely affected. On September 15, 2000, we closed a private placement of 7.0% convertible promissory notes in an aggregate face amount of $77.4 million and warrants to purchase an aggregate of 2,805,750 shares of Quokka common stock. If the noteholders convert their notes or exercise their warrants, your ownership in Quokka will be diluted. If these holders subsequently sell their shares, the market price for our stock could be adversely affected. The private placement is discussed in more detail in the section of this joint proxy statement/prospectus entitled "Approval Of The Issuance Of Common Stock Upon Conversion Of Quokka's 7.0% Convertible Promissory Notes And Upon Exercise Of The Related Warrants." For a further discussion see "-- Risks Relating to the Private Placement -- You will experience dilution upon the conversion of notes and exercise of warrants issued in the private placement and may experience additional dilution if the conversion price of the notes is adjusted downward or if we elect to pay interest on the notes with payments-in-kind rather than cash."



WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS AND COULD RESULT IN ADDITIONAL DILUTION.



     We believe that our current capital reserves will be sufficient to fund our operating requirements for at least the next 12 months. Thereafter, we may need to raise additional capital. Additional financing may not be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of unanticipated opportunities or respond to competitive pressures. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be diluted and the securities issued may have rights, preferences and privileges senior to those of our common stock.


ACCEPTANCE OF PROPERTY OR SERVICES AS PAYMENT MAY PROVIDE LESS WORKING CAPITAL FLEXIBILITY THAN A CASH PAYMENT WOULD PROVIDE.

     We have received property or services, including computer equipment, Internet access, digital cameras and telecommunications equipment and services as payment for some of our sponsorships. While these property and services allow us to develop and distribute our programming content, they do not provide us with the same working capital flexibility that a cash payment would provide. We expect to reduce the amount of property and services accepted as payment in future periods, but may not be successful in doing so.

WE HAVE LIMITED EXPERIENCE GENERATING CONSUMER REVENUES FROM THE SALE OF PRODUCTS AND SERVICES, AND WE MAY NOT BE ABLE TO DO SO IF WE ARE UNABLE TO DEVELOP AND IMPLEMENT A SUCCESSFUL STRATEGY, DEVELOP A SUCCESSFUL LINE OF PRODUCT MERCHANDISE, OVERCOME INTERNET SECURITY CONCERNS OR RESPOND TO COMPETITIVE PRICING.

     A key component of our business model includes selling products associated with our sports entertainment programming. We have only recently begun generating revenues from the sale of products and services. If we are unable to develop and implement a successful strategy, develop a successful line of product merchandise that appeals to a broad audience, overcome Internet security concerns or respond to competitive pricing, we may be unable to generate consumer revenues.

     The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet and our web sites to conduct transactions that involve transmitting confidential information. We may need to expend significant resources to protect against security breaches or to address problems caused by such breaches. Even if we are able to overcome Internet security concerns, individuals may not buy our products, resulting in revenues from consumer that fall short of the cost of our strategy. Many Internet companies engaged in electronic commerce are losing money. Additionally, many of our current and potential competitors may have significantly greater resources and more favorable cost structures than we do and may be able to price comparable products at levels we are unable to match without incurring unacceptable operating losses.

     We recently decided to enter into a relationship with a service provider for the back-end infrastructure, inventory and customer care processes for a portion of our electronic commerce business. We have no experience managing this type of relationship and may be unable to realize the anticipated cost savings and increased consumer revenues. After becoming familiar with our service provider, individuals may decide to purchase products directly from them and we may lose consumer revenues. We may experience lower viewing time on our web sites if viewers are diverted from our web sites to our service provider's web site.

WE MAY BE SUBJECT TO NEGATIVE PUBLICITY AND LIABILITY FOR ATHLETES OR OUR EMPLOYEES ASSOCIATED WITH OUR EVENTS, WHICH WOULD DISRUPT OUR PROGRAMMING AND REDUCE SPONSORSHIPS AND PARTICIPATION IN FUTURE EVENTS.

     Many of our events, including sailing, motor sports and mountain climbing, involve significant risks to athletes and our employees that participate in or document the events. Additionally, many of our events take place in regions of the world where there may be increased danger of external threats such as terrorism. We will experience adverse publicity, and may be subject to liability claims by athletes, employees or their relatives, for injuries or deaths that occur as a result of our events. Any incidents like this during our events could disrupt our programming and reduce sponsorships and athlete and employee participation in future events. Liability claims, regardless of merit, could require us to expend significant resources. Additionally, while we obtain insurance coverage with respect to each event based on the risks and exposure we face in that event, our insurance coverage may be inadequate to protect us against any claims.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, AND OUR EFFORTS TO DO SO COULD BE TIME-CONSUMING AND EXPENSIVE AND COULD DIVERT MANAGEMENT ATTENTION FROM EXECUTING OUR BUSINESS STRATEGY.

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of copyright, trademark, service mark, patent and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. While we actively protect and enforce our intellectual property rights, we may be unable to prevent others from misappropriating our technology and may be subject to claims of infringement by others. The enforcement of our intellectual property rights could be time-consuming, result in costly litigation and the diversion of technical and management personnel. We have entered into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with parties with which we conduct significant business to limit access to and disclosure of our proprietary information. These contractual arrangements and the other measures taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies. In addition, we may need to engage in litigation to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management and other resources.

     We pursue the registration of our trademarks and service marks in the United States and internationally. We have also filed four patent applications in the United States Patent and Trademark Office. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our programming is accessible online. We have licensed in the past, and expect to license in the future, some of our proprietary rights, including trademarks or copyrighted material, to third parties. These licensees may take actions that might adversely affect the value of our proprietary rights or reputation. We also rely on off-the-shelf technologies that we license from third parties. "Off-the-shelf" technology refers to generally commercially available software that is not customized for a particular user. These third-party licenses may not continue to be available to us on commercially reasonable terms or at all. The inability to use licensed technology important to our business could require us to obtain substitute technology of lower quality or performance standards or at greater cost. In the future, we may seek to license additional technology or content to enhance our current programming or to introduce new content. We cannot be certain that any such licenses will be available on commercially reasonable terms or at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in providing our programming until equivalent technology, if available, is identified, licensed and integrated.

     Because we license some data and content from third parties, we must rely upon these third parties for information as to the origin and ownership of the licensed content and our exposure to copyright infringement actions may increase. We generally obtain representations as to the origins and ownership of licensed content and obtain indemnification to cover any breach of any representations. However, we cannot be certain that these representations are accurate or that any indemnification amounts will be sufficient to provide adequate compensation for any breach of representations.

     We cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. Our ability to execute on our business strategy will suffer if a successful claim of infringement is brought against us and we are unable to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis.

REVENUES FROM SUBSCRIPTION SERVICES MAY FAIL TO DEVELOP, WHICH WOULD HARM OUR RESULTS OF OPERATIONS.

     While we intend to generate revenues through subscription services that provide access to premium content and pay-per-view events, we have no experience in doing so and our failure to generate revenues from these sources would harm our results of operations. While subscription services are a viable business alternative to cover sporting events on television, subscription services for our programming may not develop for a variety of reasons. These include:

     - our failure to develop and implement a successful strategy for subscription services;

     - delays in the development of broadband systems that enable increased bandwidth for content and provide faster access for consumers;

     - consumers' unwillingness to pay for the programming offered through subscription services;

     - prohibitive costs of producing higher quality programming for subscription services; and

     - security concerns in transmitting payment information for the subscription services.

CHANGES IN REGULATION OF THE INTERNET COULD LIMIT OUR BUSINESS PROSPECTS. OUR INTERNET ACTIVITIES MAY BECOME SUBJECT TO ADDITIONAL TAXES, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     We are subject to the same federal, state and local laws as other businesses on the Internet. Today there are relatively few laws directed towards online services. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. Changes in regulation of the Internet could affect our results of operations. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the recently passed Digital Millennium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain.

     Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. While we do not sell information about users on our sites, we have historically collected demographic data about our users to assist us in marketing our sponsorship arrangements. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could directly affect the way we do business or could create uncertainty in the marketplace.

     In addition to government regulation of the Internet, businesses and other organizations may restrict access to the Internet at work. Many users access the Internet through computer terminals at work, either because they do not have access at home or because the networks at work provide faster and more reliable access. Access at work may increase if employers upgrade their technology more quickly than individual consumers in response to the development of broadband solutions. In response to Internet use by employees or consultants at work, employers may impose regulations limiting or eliminating Internet or broadband access on their equipment. To the extent that many of our users access our web sites at work, our audience could diminish if businesses and other organizations restrict Internet access at work.


                    RISKS RELATING TO THE PRIVATE PLACEMENT



THE NOTES AND RELATED PAYMENT OBLIGATIONS COULD RESTRICT OUR FINANCIAL FLEXIBILITY AND FUTURE PROSPECTS.



     We have incurred significant leverage as a result of the issuance on September 15, 2000 of our 7.0% convertible subordinated notes due September 2005 in the aggregate principal amount of approximately $77.4 million. If the notes have not been converted into our common stock prior to their maturity and if other financing has not been obtained to refinance the notes prior to that time, a substantial portion of our cash flows would be required to repay the outstanding principal of the notes at that time. In addition, some holders of the notes may require that quarterly interest payments on the notes be made in cash, and any such cash payments would reduce the funds available for other corporate purposes. Furthermore, our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future because of the outstanding notes. Finally, our substantial degree of leverage may limit our flexibility to adjust to changing market conditions, place us at a disadvantage relative to our competitors, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions or our business.



OUR COMMON STOCK IS SUBORDINATE TO THE NOTES UPON ANY LIQUIDATION OR BANKRUPTCY AND WILL ONLY BE PAID IF FUNDS OR ASSETS REMAIN AFTER FULL PAYMENT TO THE NOTEHOLDERS.



     In the event of a liquidation or bankruptcy or other similar event, the notes will rank senior to the common stock upon any distribution. Accordingly, upon such a distribution event, the holders of our outstanding common stock will receive a smaller amount of the distribution than their ownership percentage in the company may suggest and will only receive a payment if funds or assets remain after full payment to the noteholders.



IF WE FAIL TO OBTAIN STOCKHOLDER APPROVAL BY NOVEMBER 15, 2000, WE MAY BE REQUIRED TO REDEEM THE NOTES AT A PREMIUM REDEMPTION PRICE.



     To satisfy Nasdaq rules and regulations, we have agreed to obtain the approval of our stockholders for the issuance of the common stock underlying the notes and warrants that may exceed 19.99% of our outstanding common stock on September 15, 2000 and that could result in a change of control of Quokka. If we do not obtain the stockholder approval by November 15, 2000, then the noteholders will be restricted by Nasdaq rules and regulations from converting their notes in full and exercising their warrants in full, and may request that we redeem their notes at the premium redemption price identified below in the risk factor entitled "If an event occurs that interferes with a noteholder's liquidity, we may be required to pay a monthly delay payment and redeem the notes at a premium." If we were required to redeem the notes because of our failure to obtain the stockholder approval, we anticipate that the premium redemption price would be at least $89.0 million plus the accrued interest on the notes and could be greater if our common stock is trading significantly above the then applicable conversion price.

WE ARE SUBJECT TO COVENANTS WHILE ANY NOTES REMAIN OUTSTANDING THAT COULD LIMIT OUR OPERATIONAL FLEXIBILITY AND IF WE FAIL TO COMPLY WITH THESE COVENANTS WE WILL BE IN DEFAULT ON THE NOTES.



     As is customary in debt transactions, the investment by the noteholders was contingent on our agreement to comply with various covenants while any notes remain outstanding. These covenants include both affirmative covenants and negative covenants.



     The affirmative covenants require us, among other things, to do the following:



     - pay principal of and interest on the notes;



     - make SEC and other regulatory filings;



     - pay taxes;



     - maintain minimum levels of insurance;



     - comply with applicable laws;



     - deliver to the noteholders annual compliance certificates and notice of any events of default;



     - achieve minimum revenue and operating income thresholds; and



     - control maximum operating losses.



     The negative covenants restrict us and any subsidiaries from, among other things, taking the following actions without the consent of the noteholders:



     - incurring or assuming additional indebtedness in excess of $25.0 million;



     - declaring dividends, purchasing or redeeming capital stock or otherwise incurring any liability to make any other payment or distribution of cash or other property;



     - selling assets or properties outside the ordinary course of business in excess of $3.0 million in any calendar year;



     - liquidating the company;



     - entering into transactions with affiliates outside the ordinary course of business;



     - transferring any voting stock of any subsidiary outside the company and its affiliates;



     - creating or incurring any liens on its properties or assets other than certain permitted liens;



     - acquiring or investing in any assets or business of any person for cash in excess of 20% of the sum of available cash and cash equivalents;



     - acquiring or investing in any assets or business of any person other than asset acquisitions in the ordinary course of business, intercompany acquisitions or Board-approved acquisitions where the sole consideration is our capital stock; and



     - engaging in any business other than one that is the same or reasonably related or complementary to our existing businesses.



     Complying with these covenants could restrict our operating flexibility. If we fail to comply with these covenants within the prescribed time periods, an event of default will result, triggering remedies in favor of the noteholders. Among these remedies is the acceleration of the maturity of the notes at a premium of 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes.

IF AN EVENT OCCURS THAT INTERFERES WITH A NOTEHOLDER'S LIQUIDITY, WE MAY BE REQUIRED TO PAY A MONTHLY DELAY PAYMENT AND REDEEM THE NOTES AT A PREMIUM.



     We have agreed to use our best efforts to provide for the liquidity of the common stock underlying the notes and warrants acquired by the noteholders, including registering the shares of common stock underlying the notes and warrants, listing those shares with the Nasdaq National Market, avoiding the suspension of trading in our common stock in excess of 45 days in any 12 months and maintaining enough authorized shares of common stock to enable the conversion of the notes and the exercise of the warrants. If any of these interfering events occurs and is continuing, we may be required to pay to the noteholders a monthly delay payment equal to one percent of the face amount of the notes, all accrued and unpaid interest on the notes and all unpaid penalties payable on the notes, for each 30 day period (or portion thereof) of the interfering event. In addition, under some circumstances, if the interfering event continues we may be required to redeem the notes at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater of market value at either the closing of the redemption or the event triggering the right to redemption. If a monthly delay payment or a redemption were to occur, the cash outlays for such purposes would not be available for other general corporate purposes.



IF AN EVENT OF DEFAULT OCCURS UNDER THE NOTES, THE NOTEHOLDERS WILL BE ABLE TO REQUEST IMMEDIATE PAYMENT OF A PREMIUM REDEMPTION PRICE ON THE NOTES, WHICH CASH PAYMENTS, IF AVAILABLE, WOULD NOT BE AVAILABLE FOR OTHER GENERAL CORPORATE PURPOSES.



     If an event of default identified under the notes occurs, then the noteholders may declare the notes and any accrued but unpaid interest and payments on the notes to be immediately due and payable and demand immediate payment of a premium price equal to 115% of the sum of the face value of the notes, accrued but unpaid interest and unpaid delay or default amounts on the notes. These events of default include: (1) failure to pay the principal on any note when due; (2) an assignment for the benefit of creditors or other bankruptcy or insolvency event; (3) the rendering of a judgment against us in excess of $1 million (net of any insurance coverage) that is not discharged within 60 days; (4) defaults under any mortgage, indenture, agreement or instrument evidencing indebtedness in excess of $4 million; and (5) the breach of covenants or representations or warranties made to the noteholders. The premium redemption price payable upon other events of default -- including (a) our failure to redeem all unconverted notes if we elect to exercise our optional redemption rights or (b) the occurrence of an interfering event that restricts the liquidity of the common stock underlying the notes and warrants -- may also include the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption. If an event of default occurs for which a noteholder demands immediate payment at a premium redemption price, the cash outlays for such purposes would not be available for other general corporate purposes and if we are unable to pay the premium redemption price on the notes our viability as an independent corporate entity would be jeopardized.



YOU WILL EXPERIENCE DILUTION UPON THE CONVERSION OF NOTES AND EXERCISE OF WARRANTS ISSUED IN THE PRIVATE PLACEMENT AND MAY EXPERIENCE ADDITIONAL DILUTION IF THE CONVERSION PRICE OF THE NOTES IS ADJUSTED DOWNWARD OR IF WE ELECT TO PAY INTEREST ON THE NOTES WITH PAYMENTS-IN-KIND RATHER THAN CASH.



     The notes we issued on September 15, 2000 in the principal amount of $77.4 million have a conversion price of $5.415. Accordingly, if all the notes are converted at that conversion price, there will be dilution of approximately 14.3 million shares of common stock. In addition, we issued warrants to acquire approximately 2.8 million shares of our common stock and these warrants are exercisable at any time. Accordingly, the private placement is expected to result in dilution of approximately 17.1 million shares of common stock, or approximately 36.6% of the 46.4 million shares of common stock outstanding on September 15, 2000. In addition, for a period of at least 75 trading days beginning February 15, 2001, the conversion price of the notes may be reset downward depending on the trading price of our common stock. If the conversion price is reset downward, there will be dilution upon conversion of the notes in excess of the 14.3 million shares identified above. There is no limit on how low the conversion price may be reset. Additionally, you may experience dilution if we elect to pay interest on the notes with payments-in-kind rather than cash. Payments-in-kind allow us to avoid an immediate cash outlay on each interest payment date but have the effect of increasing the face amount of the notes. Assuming (1) we pay all interest payments on the notes for the full five year term of the notes with payments-in-kind rather than cash, (2) the conversion price remains at $5.415 throughout the five years and (3) no notes are converted during the five year term of the notes, then the payments-in-kind would increase the face amount of the notes by approximately $32.1 million, which would be convertible into approximately 5.9 million additional shares of our common stock. Depending on the applicable conversion price and the payments-in-kind we elect to make, as well as the number of shares of our common stock outstanding at that time, the number of shares of our common stock issuable upon conversion of the notes and exercise of the warrants could result in a change of control of Quokka.



WE HAVE LIMITED RIGHTS TO REDEEM THE NOTES PRIOR TO MATURITY AND MAY THEREFORE BE SUBJECT TO THE DEBT AND RELATED COVENANTS LONGER THAN WE WOULD PREFER.



     Our ability to pay off the debt by redeeming the notes prior to maturity is limited. We will only be able to redeem the notes after March 15, 2002 and only if the following apply:



     - our common stock has traded, for at least 30 consecutive trading days, at a closing price of at least $10.830 (as adjusted for any stock splits and related adjustments);



     - the noteholders have been able to sell their shares under an effective registration statement on each of those 30 trading days;



     - the noteholders have been able to convert all their notes under the rules of the applicable securities exchange on which our common stock is traded; and



     - we have the financial resources and ability to repurchase all the notes.



     If we are unable to redeem the notes when we would like, we will be required to continue to comply with the affirmative and negative covenants we made to the noteholders and could therefore be restricted from making the financial and operational decisions we might prefer.



OUR CURRENT OPERATING CASH FLOWS ARE NOT SUFFICIENT TO REDEEM THE NOTES AT MATURITY ON SEPTEMBER 15, 2005.



     While we have sufficient cash available to meet our payment obligations under the notes prior to their maturity, if our operating cash flows do not grow as expected today and if the noteholders have not elected to convert their notes prior to their maturity, we may not have sufficient cash available to redeem the notes at maturity, in which case we would need to refinance the notes by incurring replacement indebtedness. There can be no assurance that we would be able to obtain such replacement indebtedness.


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

                                 THE COMPANIES

                              QUOKKA SPORTS, INC.

     Note: References in this "The Companies -- Quokka Sports, Inc." section to "we," "us," "our" and similar expressions refer to Quokka Sports, Inc. and its subsidiaries.

OVERVIEW

     Quokka Sports is a leading provider of sports entertainment for the digital world.

     Around the world, sports enthusiasts immerse themselves in their favorite sports, both as spectators and as participants. This passion for sports translates into billions of dollars of spending on sports entertainment and related sporting products and services. We believe that this market will continue to expand as advances in technology create more opportunities to fuel the passions of sports enthusiasts.

     We use the power of emerging digital media to bring sports enthusiasts closer to their favorite sports. We leverage our digital technology to offer live event coverage, race viewers, news and information, audio and text dispatches from athletes, games, community forums and content created by fans, as well as opportunities for the fan to purchase premium content and products and services in order to provide our audience a complete sports experience. We believe that media coverage is most effective when it allows the viewer to feel a real connection to other individuals, events and venues. As a result, the sports experiences on the Quokka Sports Network and for our distribution partners are intended to allow our viewers to reach halfway around the world in real time to experience all of the excitement of a major sporting event direct from wherever they happen to be.

     Through this immersive approach, we seek to win the "hearts and minds" of enthusiasts of the sports we offer and create ongoing communities around these sports. The properties of the Quokka Sports Network are designed to become the destinations for followers of these sports. We call these destinations for specific sport communities "sport verticals."

     The Quokka Sports Network is designed to appeal to a global audience. We currently cover motor racing, sailing, action sports such as skiing, climbing, hiking, snowboarding, adventure racing and mountain biking, and key Olympic summer sports, such as track and field, swimming and gymnastics. The Quokka Sports Network also includes coverage of some of the world's largest sporting events like the biennial Olympic Games, the America's Cup yacht match, FedEx Championship Auto Racing (CART) Series and the Moto Grand Prix championship as a result of our relationships with our strategic partners like NBC Olympics, Inc., CART, Dorna Promocion del Deporte, S.A. and Volvo Event Management (UK) Limited. The properties of the Quokka Sports Network have attracted a community of sports enthusiasts that averaged approximately 1.6 million unique visitors per month during the June 2000 quarter, according to our internal tracking systems.

     We recognize that sports enthusiasts are tribal in nature and we seek to deliver content that reflects the fan's zeal for coverage of their favorite event, sport, nation, team or athlete. For example, in addition to targeting the English-speaking audience, we are beginning to localize content for non-English speaking fans of the sports that we cover in order to most effectively engage a global audience. We also understand that sports enthusiasts often want an individualized experience. We are therefore focusing on methods of customizing our content to further satisfy the individual needs of the members of our growing community.


     Since our inception, we have sought to lead our industry with innovations that allow for the delivery of this content across a wide variety digital platforms, from wireless to narrowband Internet to broadband Internet to true converged media. We call this "allband." To help us achieve this multi-platform approach, we have entered into strategic relationships with some major players in the media and communications industries. Our strategic investors include MediaOne Interactive Services, Intel Corporation, British Telecom Holdings, B.V., DirecTV, Inc., At Home Corporation, Hearst Communications, Inc. and Liberty QS, Inc. and our distribution partners include Microsoft Corporation, Road Runner, Terra Networks, S.A., and Yahoo!.

     We seek to generate revenue from three sets of customers, each of which is described in greater detail below:

     - from business customers through sales of sponsorships and advertising;

     - from media companies through revenue from content syndication; and

     - from consumers through sales of premium content, sports memorabilia, officially-licensed merchandise and other products and services.

     Sponsorship and Advertising. We believe sponsors and advertisers are attracted to our passionate sports audiences for several reasons. First, this audience comprises an attractive demographic, including male professionals who are often a difficult segment to reach. Second, our sports fan base tends to be emotionally attached to the content that we offer. Finally, we believe the rich interactive media environment allows for compelling brand messaging opportunities. As a result of these and other factors, large multi-national advertisers account for the majority of our sponsorship and advertising revenue.

     Content Syndication. Content syndication is also emerging as a significant source of revenue for us. Our exclusive rights allow us to create content that is attractive to our media customers as these media companies seek unique and engaging content for their users. Currently, we are syndicating content to narrowband Internet and broadband Internet.

     Revenue from Consumers. The impassioned sports fan is likely to spend money on a variety of products and services to become further connected to a favorite sport, event, team or athlete. For example, a fan may purchase a hat or print autographed by a favorite America's Cup skipper, purchase a pay-per-view experience or travel to a destination to meet a famous athlete or experience an event from the front row. We integrate opportunities to purchase these types of products and services into the Quokka Sports Network.

     Finally, we are developing an adaptable technology and business infrastructure that will support a fully localized global network. We believe that our technology platform, our distribution network and our business infrastructure will permit us to rapidly achieve economies of scale as we build out new sport verticals.

     In August 1996, we adopted our current business model and incorporated in Delaware under the name Quokka Productions, Inc. Shortly thereafter in September 1996, we changed our name to Quokka Sports, Inc.

INDUSTRY BACKGROUND

The Sports Enthusiast

     Sports enthusiasts are found in a myriad of shapes and sizes and live in every corner of the world -- men and women, young and old, spectators and participants. A 23 year-old "petrol head" from Milan who lives to know everything there is to know about "air-to-fuel ratios" is quite different from a 38 year-old businesswoman from Seattle who does technical big-wall climbing on the weekends. However, these people share a common passion for achievement in sport. This primal zeal for achievement, whether in the form of competition or inspiration, is at the core of all sport and it drives the sports enthusiast to great lengths to fulfill this passion for a particular sport, team, event or national interest.

     This enthusiasm for sports is an almost universal phenomenon. It seems that almost everyone has a strong attachment to at least one sport. For example, the ESPN Chilton Sports Poll estimates that 86.6% of the general United States population 12 years of age or older are sports fans. They further estimate that currently 19.7% of this population accesses sports information with their computer.

The Global Sports Industry

     A huge industry has emerged to serve the passions of sports enthusiasts. Sports broadcasting and publishing, athletic and outdoor gear, team apparel, travel services, training, and venue access comprise

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several billion-dollar industry segments. The Georgia Institute of Technology estimates that revenue streams derived from spectator sports, sporting goods and sporting publications in the United States alone exceeded $130 billion in 1995. The industry continues to grow at a robust rate. For example, Paul Kagan Associates Inc. estimates that U.S. advertisers will increase their investment in sports-related TV advertising by 38% between 1998 and 2003.

     The emergence of the Internet has added to the expansion of the sports entertainment industry. Jupiter Communications, Inc. estimates that global consumers will spend approximately $3.0 billion per year online on sporting goods, apparel, footwear and tickets by 2003. In addition, Forrester Research, Inc. projects that total U.S. online ad spending on advertisements will grow to $22 billion in 2004.

Advance Of Digital Media Platforms

     We believe that the world is currently undergoing a revolution in the way it enjoys entertainment. The growth of the Internet is well documented, but broadband delivery of content is also advancing quickly. Forrester Research projects that 22 million U.S. households will have high-speed broadband access by 2003. Other digital media platforms are also emerging. Jupiter Communications estimates that the total user base of mobile personal Internet appliances such as "smart" phones, pagers and PDAs will reach almost 26 million by 2002. Converged media devices are starting to develop as well. Forrester Research projects that so-called "Interactive TV" applications like enhanced broadcast TV and web on TV will reach a total of 37 million households by 2004. Advances in digital media platforms will someday allow sports enthusiasts to follow their favorite sports 24 hours a day, 7 days per week, whether they are on the road, at the office, on the golf course or at home in the living room.

Need For A Centralized Source Of Entertainment For The Sports Enthusiast

     We believe sports enthusiasts seek to fully immerse themselves in their sport of choice. The sports fan that travels to a sports venue often desires the most complete experience possible. Of course, he will watch the live competition -- but the experience does not end there. The fan also might buy a program to learn which athletes are competing, watch replays on the "big screen," talk to other fans about the competition, pick-up a magazine for more in-depth stories, buy an official event jacket and try to get "behind the scenes" to meet the athletes. This multi-faceted experience could describe a motor racing track, a soccer match, a golf tournament, a sailing regatta or almost any sports experience. Similarly, a climber on a rock face can check out the weather conditions, take in the view, gauge the progress of the climb or share stories with fellow climbers. When the climber leaves the mountain, she is likely to continue to seek out ways to replicate this "complete" experience.

     While there are numerous traditional and on-line sources of sports information, products and services, we believe that sports enthusiasts do not have a single location that fulfills all of their needs for experiencing a particular sport. Currently, a sports fan must weave together a patchwork of media and experiences by doing all or most of the following: subscribe to magazines, newspapers or newsletters to get the latest news and information; be near a TV at the right time to catch the live coverage of their sport or event (if it's being covered at all); head to the local bar to debate the latest events in their sport; get to the store to grab the latest gear; and ask someone who's going to the venue to pick up an event souvenir. Furthermore, there are some experiences that are extremely difficult to replicate via traditional outlets, such as: getting the inside story directly from the athlete during competition; enjoying real-time coverage of events that are not covered in a particular region or at all; or having an individual question directly answered by an athlete, expert or another fan who is located halfway around the world.

QUOKKA SPORTS -- THE COMPLETE SPORTS EXPERIENCE

     Since our inception, we have had a simple goal: to bring the sports enthusiast the most complete sports experience possible -- regardless of where he or she is located. This effort began with our coverage of the Whitbread Race for the Volvo Trophy in 1997, an around-the-world yacht race, and continues today for the tribal followers of a number of sports. We strive to leverage the power of digital media to bring a

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24x7, 360-degree experience to sports enthusiasts. This complete experience is designed to utilize virtually every aspect of emerging media, combining live event coverage, new narrative techniques, rich content, community functions, audio and text dispatches from athletes, games, opportunities to purchase premium content, travel services and official event merchandise. We employ a variety of techniques to achieve what we call "Quokka Sports Immersion."

     We start with the individual sports enthusiast. We give fans the opportunity to create their own experience by tailoring our interactive media to their own interests and level of understanding. If the sports enthusiast wants to watch live coverage of an event, she can launch a Quokka RaceViewer that delivers images, audio, telemetry, and results data. If a fan wants to learn more about a sport, he can access that information. He can also follow related human-interest stories through in-depth features or strike up an argument with other fans about some controversy through our often-intense bulletin-board forums. An enthusiast can get to know the athletes through biographies, and more intimately through regular diary-entries and live chats. She can experience competition by joining a fantasy league or competing in a virtual race. Furthermore, fans can bring a tangible piece of their sport home by purchasing licensed merchandise in our online stores or by bidding for one-of-a-kind gear and memorabilia through our auction services. We also provide updates on where to participate in a sport and how to get there. Finally, we provide information on gear and create an opportunity for fans to buy it. Enthusiasts can share "war stories" or recommendations on locations, gear, and training. They can take advantage of the unique perspectives provided by our sports coverage that leverages the available assets to create a complete and compelling view of the action.

     We seek to do more than just attain the "eyeballs" of sports enthusiasts. Rather, we want to win their "hearts and minds." Our properties in the Quokka Sports Network are designed to be the destinations for fans of those sports, and we intend to leverage the value of this engaged audience. We call these destinations for specific sports communities "sport verticals."

The Quokka Sports Network

     At the core of our business is a commitment to strive for deep coverage of specific sports in each of our sport verticals, including key events, teams and athletes associated with those sports. This approach forms the basis for our scalable network strategy to build a network of sports communities. It is designed to form the deepest -- and most valuable -- relationship with the tribal communities that follow these sports. With this approach, we believe that we will be well positioned to leverage the entire value chain associated with these passionate communities -- from sponsorship and advertising to merchandise to travel services, and more.

     The Quokka Sports Network has been created to extend the value of each of our sport verticals by implementing the following strategies:


     - Aggregation of the best of the Quokka Sports Network at Quokka.com,



     - Localization of content for regional fan-bases throughout the world, and



     - Multi-platform delivery of content across various digital media devices.


Sport Verticals -- Events, Teams And Athletes


     We have created a network of discreet sport verticals that focus on the interests and passions of specific sports communities. Since the beginning of 1999, the Quokka Sports Network has grown from two properties, the Whitbread Race and the Around Alone yacht race, to over a dozen properties as of June 2000, including the 2000 America's Cup, the BT Global Challenge, the CART racing series, Climbing Cameroon, Everest 2000, Great Trango Tower, Key West Race Week, Marathon des Sables, NBCOlympics.com, Surfing Antarctica and the 100th U.S. Open at Pebble Beach. We are pursuing three primary strategies to build out our network. First, we seek to secure official rights to particular events or circuits, such as the 2000 America's Cup Match, the CART racing series and the Volvo Ocean Race. Additionally, we look for opportunities to add to our existing sport verticals by acquiring other companies,

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such as our March 2000 acquisition of ZoneNetwork.com. Finally, we intend to leverage our expertise from our coverage of Olympic sports by developing some of the 35 sports sites and Wired Athlete(TM) sites in our Olympic Games property. Currently, the Quokka Sports Network includes:


     - Destinations for a number of sports with truly global fan-bases such as motor racing, sailing, skiing, climbing, hiking, snowboarding, adventure racing, mountainbiking and Olympic summer sports like track and field, swimming, and gymnastics;

     - Live coverage of some of the world's largest sporting events, including the biennial Olympic Games, the America's Cup 2000 yacht match, the CART racing series, and the Moto Grand Prix motorcycle championships; and

     - Relationships with some of the world's top athletes, including Michael Johnson, Dan O'Brien, Amy Van Dyken, Dominique Moceaneau and Karch Kiraly.

Quokka.com

     The most engaging stories and features from the Quokka Sports Network are aggregated at Quokka.com. Quokka.com also provides a sampler of "broadband" content for those visitors with high-speed connections who want to explore our most innovative presentation techniques. Community, gaming, and shopping experiences are also unified at Quokka.com. For example, fans who enjoy virtual games in one sport, for example, often look for similar opportunities in other events. We believe Quokka.com provides an effective way to cross-promote our varied sports coverage to fans with multiple interests.

International Network

     We are working to localize some of our content into multiple languages. We also work with athletes and local writers from various countries to tell their own stories in their own language with their local perspective. We believe that this capability makes our global sports and event properties more valuable because they are being made relevant for regional audiences around the world, including Europe and Latin America. A localized global strategy is critical for our goal of becoming the leading provider of sports entertainment for the digital world because we recognize that the tribal nature of sports fans across the globe requires that the story be relevant and engaging for this diverse audience.

     Advancements in new media platforms and communications bandwidth capacity have presented us with the opportunity to distribute these experiences in a variety of ways to our diverse audience. We are creating our products with this "all band" environment in mind because we believe that digital distribution platforms will continue to evolve and afford richer entertainment experiences and far greater accessibility across multiple platforms. We have established a diverse group of distribution partners to execute this vision, including:
Yahoo!, Excite@Home, Roadrunner, Microsoft and Terra Networks.

Multiple Entry Points To The Network

     A fan can become immersed in his passion for sports by accessing the Quokka Sports Network from a variety of different entry points. For example, a senior executive in London can access the Quokka RaceViewer for race coverage of the America's Cup finals over her office LAN. An 18-year old gymnastics fan can check out the gymnastics Olympic coverage over her DSL service from her bedroom while her friend with Roadrunner broadband service can relive a climb in the Himalayas. A CART fan from Gary, Indiana will someday experience true interactive broadcast coverage of a race through a new set-top device. A stay-at-home mother from White Plains, New York can follow our most compelling "360 degree" sports story of the day at Quokka.com over her AOL dial-up service. In the future, we intend to provide access to our coverage via hand-held wireless devices such as PDAs and cell phones.

     Once on the network, sports enthusiasts have the opportunity to go deeper into their favorite sport or explore other sports. We aggressively cross-promote our properties through targeted e-mails, on-site promotion and contests.

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     We believe that a "network effect" will create great leverage for us because every new visitor to one of our properties will immediately be exposed to all of our other properties on the Quokka Sports Network, and is a potential visitor of another of our sport verticals.

Compelling Content

     We combine our deep coverage for the passionate fan and our network of sport verticals in order to try to capture the hearts and minds of an engaged audience. Our sailing vertical represents one example of our commitment to provide a complete experience that contains immersive and engaging content. Sailing enthusiasts can follow live coverage of the BT Global Challenge and the Volvo Ocean Race, keep up with smaller scale events like the Sydney to Hobart race or Key West Race Week, debate the strategies of the America's Cup skippers on our forums, bid for one-of-a-kind America's Cup memorabilia in our sailing auctions, build a virtual boat, compete in a fantasy challenge to guess the America's Cup winners, or find out what's going on in-and-around Auckland, New Zealand, the site of the 2000 America's Cup. The result is a deeply engaged sports enthusiast that can obtain the complete sports experience.

Multiple Revenue Streams

     We have identified three distinct sets of customers for our 360-degree sports experience. These customers include advertisers looking to connect with our highly valued audience, media companies seeking compelling and unique content, and the individual fans who seek out premium gear, memorabilia and services to complete their experience with their favorite sport. As our business matures over time, we expect about 85% to 90% of our revenues to be split evenly between sponsorship and advertising revenue and content syndication revenue, with the remaining 10% to 15% to come from consumer revenue.

     Sponsorship and Advertising Revenue. In 1999, sponsors and advertisers provided approximately 90% of our revenue. We have established multi-year sponsorship arrangements with Compaq, Computer Associates and Intel Corporation as "Quokka Performance Team" members. We offer these sponsors multi-dimensional marketing opportunities across the Quokka Sports Network. In addition, we also have sponsors and advertisers that are interested in particular sport verticals in our network, such as IBM, Ford Motor Corporation, Qwest Communications, Visa International, Adidas America and Anheuser Busch.

     We believe these advertisers find our primary audience, the hard-to-reach male professional, to be extremely attractive. This audience enjoys our rich content at home, and even in the office, one of the toughest places to get the attention of these professionals. Because of their passion for sport, we believe the audience is also emotionally engaged in the content. The emergence of the sports media and sponsorship industry demonstrates the value that marketers see in these intense relationships.

     We present our sponsors' and advertisers' brands and products as an integral part of the sports content, and rich media presentations of these messages to help bring their brands to life. Some of our sponsors leverage our content on their own web sites. In addition, some technology sponsors also work with us to develop new infrastructure solutions that enable our coverage. These "custom solutions" then become marketing tools for the technology providers as they look to expand their presence in the new digital media marketplace.

     Three customers accounted for approximately 65% of our revenues in 1999, three customers accounted for approximately 81% of our revenues in 1998 and three customers accounted for 91% of our revenues in 1997. In 1999 our relationship with Compaq accounted for 27% of our revenues, our relationship with Computer Associates accounted for 23% of our revenues, and our relationship with Intel Corporation accounted for 15% of our revenues. In 1998 our relationship with Compaq (through Tandem Computer) accounted for 52% of our revenues, our relationship with CompuServe accounted for 16% of our revenues and our work for the International Olympic Committee accounted for 13% of our revenues. In 1997 our relationship with Tandem Computer accounted for 48% of our revenues, our relationship with CompuServe accounted for 14% of our revenues and our work for the International Olympics Committee accounted for 29% of our revenue.

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     Content Syndication. Media companies are emerging as significant customers of ours. Our primary media customers today are Internet companies, but wireless and converged media customers are also emerging. The Internet content providers -- often portals -- are interested in our content, because they believe it will help them create longer user visits. Our exclusive access to event properties and our rich media presentations have attracted these companies. Current narrowband "portal" customers include Excite and Terra Networks. In February 2000, we produced content for wireless devices with Nokia, our initial development partner for this product. In March 2000, we partnered with WebTV Networks, Inc. to develop content for their interactive television platform. Broadband partners, including Microsoft, Roadrunner and Excite@Home, have also presented our content on their networks.

     As proprietary digital entertainment content becomes available to new media companies, we expect this trend toward content syndication to continue. The historical growth of the cable television industry is an example of how content syndication models develop. For instance, ESPN commanded subscription fees from cable providers as the ESPN television business matured. We believe that a similar business model will progress as the Internet evolves from a pure news and information medium to one that also provides exclusive entertainment experiences.

     Revenue from Consumers. One of the characteristics of a tribal culture is that the tribe's members often follow the same rituals, value the same objects and wear the same clothing. We believe sports enthusiasts are no different. They go to great lengths to wear the uniforms and use the gear authentic to their sports, and wear the marking and colors of their favorite teams or athletes. Further, many fans want to obtain an authentic artifact from a memorable sports event, which may be passed down from generation to generation.

     We have developed several features in the properties of the Quokka Sports Network to fulfill the needs of this tribe-like dynamic of our audience. We seek to leverage our relationships with event owners to establish exclusive partnerships with the merchandise partners for these events. We offer exclusively licensed event merchandise, high-end sports equipment, venue-based travel services, fantasy sports experiences, and one-of-a-kind sports collectibles and memorabilia. Commerce-focused businesses like Adidas and Boatscape.com, Inc. have purchased tenancies in the electronic shopping areas of our network in order to capitalize on our fans' desire for products and services related to our sport verticals. In August 2000, we partnered with Planet Outdoors to provide our MountainZone.com property with electronic commerce services.

     We also auction unique merchandise and experiences on the Quokka Sports Network to allow rabid fans the opportunity to fulfill their need for a complete sports experience. On our QuokkaAuctions.com site, we auction one-of-a-kind autographed memorabilia from athletes, event art, fantasy sports experiences, equipment and limited edition team uniforms. For example, during the America's Cup 2000, we offered for auction the 17th seat on the America One boat, which allows a fan to sit on an America's Cup yacht during a race and watch the action first hand, a fantasy trip to watch the finals from the water with former America's Cup champion skipper (and Quokka co-founder) John Bertrand, a jade replica of the actual America's Cup trophy, which was offered for bid for tens of thousands of dollars, and a number of autographed items from Paul Cayard, the renowned skipper from the America One syndicate.

     Furthermore, we use contextual selling opportunities to maximize our ability to offer our products and services to a highly qualified and targeted audience. For example, when a team or driver in the CART series wins a race, we often juxtapose the story about that victory with links to the merchandise of that athlete or team. Excited fans can make immediate purchases while still focused on the thrill of the latest race or match. Consumer purchasing opportunities are presented throughout relevant content on our properties such as athlete's pages, relevant news items, and team pages.

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Scalable Network Infrastructure

     We are developing a scalable technology and business infrastructure with global capabilities.

     We are building a common "chassis" for all our properties across all possible media platforms. This chassis provides the technological framework for each of our properties. This chassis will incorporate common user interfaces, publishing tools, live event viewers, asset management systems, ad servers, community functionality, commerce engines and game engines that are functional across the Quokka Sports Network properties. As an early innovator in the digital entertainment space, we will continue to place great emphasis on evolving its chassis to maximize the power of the digital medium as new platforms emerge. Each new property will be outfitted with this chassis to best leverage our innovations, create a common user experience, and afford efficiencies in production.

     We have developed a localization strategy in order to derive the greatest value from our global sporting events. Once we have invested in the production of a global sporting event or sport site, we can leverage that investment by making that content accessible and relevant to sports enthusiasts around the world. Local relevance for our content is created through diaries from athletes and stories from local writers. Every new property that we add to our network can be made readily available to each of these audiences, which we believe will increase the audience size and lower the production cost per unique visitor.

Joint Ventures And Rights Agreements

     We plan to secure rights to cover sporting events through a variety of methods, including direct acquisition and the formation of joint ventures with rights holders or other entities having established relationships with rights holders. We have experience with both methods. To date, we have acquired the rights to events such as FIM Motorcycle racing and the Volvo Ocean Race directly from the rights holders and we have entered into a joint venture with NBC Olympics, Inc. in connection with the Olympic Games. We originally created a joint venture with Forsythe Racing, Inc. in connection with CART, but subsequently dissolved the joint venture and derive our right to our coverage of CART racing directly from CART.

     Joint Venture with NBC. In February 1999, we formed NBC/Quokka Ventures, LLC with NBC Olympics, Inc., a wholly owned subsidiary of National Broadcasting Company, Inc. In connection with the formation of the joint venture, we contracted with the joint venture to provide the services necessary for the joint venture to provide interactive digital coverage. Consequently, we expect that the joint venture's interactive digital coverage of the Olympics on its web site will showcase Quokka's distinctive style of programming and will complement NBC's television coverage.

     NBC Olympics, Inc. granted the joint venture the following interactive media rights, subject to limitations, in connection with the Olympic Games and certain United States qualifying events through 2004:

     - United States interactive rights to incorporate limited highlights of NBC video into its coverage;

     - an exclusive license to produce the official NBC interactive media coverage of the Games;

     - a license to incorporate still photographs and sequential still photographs taken from video produced from the Games by NBC Olympics into the joint venture's coverage;

     - a license to incorporate into the joint venture's coverage historical Games footage, non-competition video and all research and other materials, whether text, audio, video, still footage, written or fixed in any other medium relating to the Games produced by NBC Olympics;

     - the right to distribute the joint venture's coverage in interactive media throughout the United States; and

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     - a license to use the composite NBC/Olympic logo on the joint venture's web site in connection with the production, operation, promotion, marketing and distribution of the joint venture's coverage of the Games.

     In order to protect its broadcast rights and brand, however, NBC Olympics, Inc. can restrict the joint venture's use of any of the foregoing interactive media rights if:

     - NBC lacks the ability to grant such rights to the joint venture as a result of contractual limitations or restrictions imposed by, or conflicts with any legal rights held by the International Olympic Committee or any other person or entity possessing intellectual property or other rights in the still photographs, sequential still photographs or video, whether Games, non-competition or historical;

     - a use conflicts with NBC's current sponsors or advertisers or the sponsors or advertisers of the International Olympic Committee, United States Olympic Committee, Sydney Organizing Committee of the Olympic Games, Salt Lake Olympic Organizing Committee or the 2004 Games Organizing Committee;

     - the digital assets are involved in any transaction by us or the joint venture with any NBC Competitor, as defined below;

     - a use competes with NBC's broadcast, cable or direct broadcast satellite coverage of the Games; or

     - a use violates NBC's, NBC Sports', the International Olympic Committee's, the United States Olympic Committee's or other Olympic organizations' editorial policies and practices.

     NBC/Quokka Ventures, LLC is owned 51% by Quokka and 49% by NBC Olympics, Inc., and management is vested in a board of directors, three of whom are currently appointed by Quokka and two of whom are currently appointed by NBC Olympics, Inc. Under the terms of the venture's operating agreement, Quokka is solely responsible for making cash capital contributions to the venture. The terms of the operating agreement for the venture require Quokka to make quarterly capital contributions in amounts necessary to fund the venture's operations on an ongoing basis in accordance with the annual operating plan. Accordingly, the amounts and timing of these capital contributions will be based on the actual activities of the venture and are unknown at this time. Additionally, we issued warrants to purchase 2,100,000 shares of Quokka common stock. Based on the Noreen-Wolfson fair value model with a volatility of 70%, these warrants have a fair value of $4.9 million. NBC Olympics, Inc.'s obligation to the joint venture is to contribute interactive media rights as described above as well as on-air promotion of the site, access to NBC personalities and research.

     NBC Olympics, Inc. has the right to terminate the joint venture in the event an NBC Competitor:

     - merges or otherwise consolidates with us in a transaction where we are not the surviving entity;

     - becomes the beneficial owner of 15% or more of Quokka outstanding equity securities;

     - becomes entitled to elect, appoint or replace a member or members of our board of directors unless NBC Olympics, Inc. is also granted the same right; or

     - acquires all or substantially all of Quokka's assets.

     For these purposes, an "NBC Competitor" includes any media company that is significantly engaged in any of the primary businesses of NBC Olympics, Inc., National Broadcasting Company, Inc. or its subsidiaries or any telecommunications, Internet or similar company that is significantly engaged in any of the primary businesses of NBC Olympics, Inc., National Broadcasting Company, Inc., its subsidiaries or Snap! LLC or successor entities. However, an NBC Competitor shall not include any entity identified by Quokka in writing to NBC Olympics, Inc. that NBC Olympics, Inc. does not designate as an NBC Competitor in writing to Quokka within 30 days of our written notice.

     CART Digital Media Enterprises, LLC. In January 1999, we established CART Digital Media Enterprises, LLC or "CDME," a joint venture with Forsythe Racing, Inc. Forsythe owns two of the teams that compete as part of the Championship Auto Racing Teams circuit.
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     In March 1999, CDME secured the exclusive worldwide interactive media rights for all CART events through December 31, 2003 with a right of first negotiation beyond that date. In connection with this digital coverage, the joint venture also secured exclusive worldwide rights to:

     - use CART's marks in its digital coverage as well as in connection with any derivative products;

     - use data and content from the events;

     - syndicate content; and

     - sell commercial partnerships, advertising, official merchandise, electronic commerce products and services, official photographs and derivative products.

     The right to sell advertising and commercial partnerships is subject to obligations to honor category exclusivity rights of current CART sponsors or to first negotiate with those sponsors and the right to sell derivative products and syndicate content is subject to CART's reasonable approval. The right to sell official merchandise, official photographs and other electronic commerce products and services is subject to receiving approval of other third parties.

     CART has the ability to terminate the agreement if:

     - the joint venture materially breaches any term of the agreement, including failure to pay amounts owing under the agreement, subject to notice and an opportunity to cure;

     - the joint venture fails to maintain state of the art quality and technological enhancements, subject to notice and an opportunity to cure;

     - the web site fails to achieve certain minimum levels of traffic, subject to notice and an opportunity to cure;

     - if the joint venture or we provide similar services to an open wheel professional auto racing sanctioning body, league or series currently domiciled in the United States that promotes products or services competitive with those of CART; or

     - if more than 49% of the ownership or beneficial interest in the joint venture or in Quokka is transferred, sold or assigned to an entity whose products or services are competitive to or in conflict with those of CART.

     We issued to Championship Auto Racing Teams, Inc. warrants to purchase 76,366 shares of our common stock. Based on the Noreen-Wolfson fair value model with a volatility of 70%, these warrants have a fair value of $400,841.

     In December 1999, we dissolved our joint venture with Forsythe. As a result, we now own 100% of CDME.

     FIM Motorcycle Racing. In 1999, we acquired from Dorna Promocion del Deporte, S.A. the exclusive, worldwide interactive media rights for all FIM Road Racing World Championship Grand Prix events from January 1, 2000 through December 31, 2003. In connection with our coverage rights, we have secured the exclusive worldwide rights to:

     - use FIM Motorcycling World Championships' trademarks as part of our coverage as well as in connection with any derivative products;

     - use data and content from the events;

     - syndicate content; and

     - sell sponsorships, advertising, official merchandise, electronic commerce products and services and derivative products.

     Our right to sell advertising and sponsorships is subject to obligations to honor category exclusivity rights of current FIM Motorcycling World Championships sponsors or to first negotiate with those

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sponsors and our right to sell derivative products is subject to Dorna's reasonable approval. Our right to syndicate content is subject to a restriction that certain assets may not be syndicated alone without Dorna's consent. Our right to sell official merchandise and other electronic commerce products and services is subject to receiving approval of certain other third parties. Dorna has the ability to terminate the agreement if we fail to pay the required rights fee.

     In July 2000 we reached an agreement with Dorna to amend our original agreement for exclusive, worldwide interactive media rights for all FIM Road Racing World Championship Grand Prix events. The amended agreement will expire on December 31, 2000. Under the amended agreement we will not be required to make any further rights payments and are relieved of offline sponsorship payments. For the rest of the shortened term, Dorna will pay us production and operation fees relating to our coverage and will also receive a portion of revenues attributable to our coverage. In the event that we are unable to conclude an agreement with Dorna for continuation of our rights after the expiration of the term, we will continue to provide predetermined amounts of services to Dorna free of charge during 2001.

     Volvo Ocean Race. In July 2000, we acquired from Volvo Event Management exclusive, worldwide Internet rights and became the official provider of Internet coverage for the 2001-2002 and 2005-2006 Volvo Ocean Races (formerly The Whitbread Round the World Race). The Volvo Ocean Race continues for nine months as sailors circumnavigate the globe, stopping in nine countries on five continents. In connection with these rights, we have secured the rights to:

     - create and host the official Internet web sites for The Volvo Ocean Race in 2001-2002 and 2005-2006;

     - use marks and logos of The Volvo Ocean Race on the web sites;

     - collect and use data and content from the races;

     - sell sponsorship and advertising on the sites in cooperation with Volvo; and

     - sell official event merchandise on the sites in cooperation with official licensees.

     Our rights are specific to the Internet and may only be exercised in other media with Volvo's consent. The agreement contains a provision under which either party can request that the agreement be renegotiated in good faith as a result of technological changes after the 2001-2002 race ends. The agreement may be terminated by either party in the event such a renegotiation fails, or if either party breaches its terms, including, in our case, a failure to pay to Volvo any revenue sharing earned.

Commitments Relating to Rights Acquisition

     In connection with securing the rights to cover various events, we agree to pay rights holders minimum annual guaranteed amounts, profit participation or up-front fees, or a combination of these payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Quokka Sports, Inc. -- Liquidity and Capital Resources" for a discussion of our future aggregate financial obligations relating to existing rights agreements.

COMPETITION

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of web sites on the Internet competing for consumers' attention and spending has proliferated. We expect that competition will continue to intensify.

     We believe that our programming does not compete directly with traditional media, primarily because traditional media frequently do not provide substantial coverage of the sports that we cover and because we believe our programming can substantially enhance coverage provided by traditional media.

     We expect that the number of our direct and indirect competitors will increase in the future. We anticipate that, as the Internet and other interactive systems, such as cable and satellite systems, converge
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with traditional television broadcasting and traditional cable networks, significant competition may come from the cable arena, including such sports-oriented cable networks as the ESPN networks.

     We believe that the principal competitive factors in attracting and retaining audience are the ability to offer compelling and entertaining sports programming, the depth, breadth and timeliness of coverage, the completeness of the experience, and brand recognition. We believe that the principal competitive factors in securing and retaining long-term digital rights to cover sporting events include the ability to do the following:

     - offer high-quality coverage;

     - establish and maintain relationships with rights holders;

     - deliver an audience with attractive demographics;

     - maintain credibility as a leading and enduring company; and

     - pay substantial rights fees.

     We may be unable to compete successfully with respect to one or all of these factors. To review the risks we face from competitors, see "Risk Factors -- The online digital sports entertainment industry is intensely competitive, and we may be unable to compete successfully against current and future competitors."

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

     The properties of the Quokka Sports Network are hosted by Intel's Online Services group in Santa Clara, California and with Frontier GlobalCenter in Sunnyvale, California, except that our NBCOlympics.com web site is hosted by IBM in Redwood City, California, Bethesda, Maryland and Schaumburg, Illinois. In the next few months we intend to host our content, other than the Olympics site, with two Intel hosting facilities. All of our network operations are controlled from our headquarters in San Francisco, California with the ability to operate from remote facilities. We provide multiple web servers that run the Microsoft Internet Information Server on the Microsoft Windows NT Server operating system upon Compaq server hardware that we own, as well as hardware that our distribution channels use. Currently, Internet access is maintained by Intel and Frontier GlobalCenter.

     Our network infrastructure is composed of Cisco Systems, Inc. products in fully redundant configurations. Network connectivity is provided through multiple routes through redundant providers from our headquarters in San Francisco. The computer and networking equipment used to operate our properties is configured with redundant network interfaces, disk configurations, and power supplies. Both Intel and Frontier GlobalCenter provide generator backup power for at least two weeks.

     Our operations depend upon our ability to protect systems against damage from fire, earthquakes, power loss, telecommunications failure, break-ins, computer viruses, hacker attacks and other events beyond our control. A disaster or malfunction that disables either our San Francisco production facility or the Intel facility or the Frontier GlobalCenter facility could significantly interrupt our programming, limit the quantity or timeliness of updates to our productions or limit the speed at which our audience can access our content. Although we do not currently have the disaster recovery plan completely documented, we are working to finalize this documentation to reflect the on-going alterations in our configuration.

     The market for digital media is characterized by rapid growth, rapidly changing technology, evolving industry standards and frequent announcements of new developments. To be successful, we must adapt to our rapidly changing environment by continually improving the performance, features and reliability of our services as well as adapting to new technologies. We may also incur substantial costs if we need to modify our programming or distribution processes to adapt to these changes. Our business could be adversely affected if we incur significant costs without adequate results or cannot adapt to these changes.

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INTELLECTUAL PROPERTY

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of copyright, trademark, service mark, patent and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. The measures taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies.

     We also cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. For a description of our intellectual property practices and potential risks, see "Risk Factors -- We may be unable to adequately protect or enforce our intellectual property rights, and our efforts to do so could be time-consuming and expensive and could divert management attention from executing our business strategy."

GOVERNMENT REGULATION

     We are subject to the same federal, state and local laws as other businesses on the Internet. Today there are relatively few laws directed towards online services. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. For a description of risks we face from regulation of the Internet, see "Risk Factors -- Changes in regulation of the Internet could limit our business prospects."

     We are qualified to do business in eight states in the United States, and failure by us to comply with foreign laws or to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in the inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a negative effect on our business.

EMPLOYEES

     As of June 30, 2000, we had 382 employees, including 131 in production and programming, 104 in engineering, software development and network operations, 93 in marketing, sales and e-commerce and 54 in administration. We consider our relations with our employees to be good. We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel and upon the continued service of our senior management and key creative personnel, none of whom is bound by an employment agreement except for Messrs. Gough and Saralegui. Our growth has required us to continually hire, train and manage new employees at a rapid rate, although competition for qualified personnel in our industry and geographical location is intense. There can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

RECENT DEVELOPMENTS


     On June 9, 2000, we signed a definitive agreement to acquire 71% of the outstanding membership interests of Golf.com, L.L.C. through the issuance of 3,890,150 shares of the Quokka common stock. The selling members include Total Sports, MediaOne Interactive Services, a greater than 5% stockholder of Quokka, Golf Data Corporation, The New York Times Magazine Group, Inc. and Otto Candies L.L.C. The remaining 29% of membership interests of Golf.com are owned by NBC. Golf.com is an award-winning Internet property dedicated to the golf community. Golf.com's site offers premium content, original storyline features, near real time scores and statistics, community products, and services such as tee time reservations, travel and pro shop. Golf.com is the primary golf coverage vehicle for MSNBC Sports. Golf.com generates revenue primarily through advertising sales and sales of golf-related products


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


and services. The closing of the transaction is dependent upon various conditions contained in the definitive agreement, including the approval of the transaction by our stockholders.


     On August 22, 2000, we signed a warrant issuance agreement with National Broadcasting Company, Inc. whereby we issued to NBC a warrant to purchase an aggregate of up to 10.0 million shares of our common stock. Of the shares issuable under this warrant, 3.3 million shares can be purchased by NBC in June 2001 at $8.89 per share, 3.3 million additional shares can be purchased by NBC in June 2002 at $13.39 per share, and the remaining 3.4 million shares can be purchased by NBC in June 2003 at $20.00 per share. The warrant expires in December 2004. NBC also received the right to appoint one member to our board of directors or, at NBC's election, exercise board observer rights.


     On September 15, 2000, we closed a private placement of 7.0% convertible promissory notes in an aggregate face amount of $77.4 million and warrants to purchase an aggregate of 2,805,750 shares of Quokka common stock. The private placement is discussed in more detail in the section of this joint proxy statement/prospectus entitled "Approval Of The Issuance Of Common Stock Upon Conversion Of Quokka's 7.0% Convertible Promissory Notes And Upon Exercise Of The Related Warrants."


PROPERTIES

     Our principal administrative, marketing, production and research and engineering facilities are located in approximately 40,000 square feet of office space in San Francisco, California under a lease that expires in March 2006. We have options to renew this lease for two successive five-year terms. We have entered into two additional office leases in San Francisco, California covering an aggregate of approximately 120,000 square feet at two additional sites to accommodate additional personnel. Approximately 88,000 square feet of this space is not expected to be available until the end of 2000. We have additional office space of approximately 44,000 square feet in Seattle, Washington under a lease that expires in December 2003. We have an option to renew this lease for an additional five years. We also have small sales offices located in Troy, Michigan; La Jolla, California; Schaumburg, Illinois; Bethesda, Maryland and Norwalk, Connecticut for local sales activities. Finally, we have entered into a long-term lease covering approximately 5,000 square feet of office space in London, England that serves as the center for our European operations. We believe that our existing facilities are adequate to meet our current and near-term needs.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

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          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS OF QUOKKA SPORTS, INC.

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this report. This discussion contains certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those discussed in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth herein and elsewhere in this statement.

OVERVIEW

     Quokka Sports is a leading provider of sports entertainment for the digital world.

     We use the power of emerging digital media to bring sports enthusiasts closer to their favorite sports. We leverage our digital technology to offer live event coverage, race viewers, news and information, audio and text dispatches from athletes, games, community forums and content created by fans, as well as opportunities for the fan to purchase premium content, products and services in order to provide our audience a complete sports experience. The Quokka Sports Network is designed to appeal to a global audience. We currently cover motor racing, sailing, action sports such as climbing, hiking, skiing, snow boarding, adventure racing and mountain biking, and key Olympic summer sports, such as track and field, swimming and gymnastics. The Quokka Sports Network also includes coverage of some of the world's largest sporting events like the biennial Olympic Games, FedEx Championship Auto Racing (CART) Series and the Motor Grand Prix championship as a result of our relationships with our strategic partners like NBC Olympics, Inc., CART and Dorna Promocion del Deporte, S.A.

     We generate revenue from three sets of customers: from business customers through sales of sponsorships and advertising; from media companies through revenue from content syndication; and from consumers through sales of premium content, sports memorabilia, officially-licensed merchandise and other products and services. We currently derive the majority of our revenues from the sale of sponsorship and advertising packages to corporations. In the past, we have accepted property and services that we use in our business as payment for sponsorships, including Internet access, computer equipment, digital cameras, hosting services and telecommunications equipment and services. Property and services received as payment are valued at fair market value based on the amounts normally charged to third parties for similar property and services. We intend to reduce the proportion of property and services accepted for payment in future periods, although we may not be successful in this regard.

     Several of our contracts are multi-year, multi-event and multi-benefit sponsorships. These broader, long-term sponsorships, which we call digital entertainment sponsorships, may include a variety of benefits such as category exclusivity, embedded product placement in our programming, traditional sports sponsorship benefits and sales and marketing assistance. We plan to sell digital entertainment sponsorships to technology and communications companies. In addition, we sell shorter-term, more narrowly focused sponsorships and advertising packages, depending upon the needs and demands of our corporate customers. Our sponsorship agreements provide for periodic sponsorship fees that we recognize ratably as revenues over the corresponding period during the term of the contract, provided that no significant obligations remain and collection of the resulting receivable is probable. Because some of our sponsorship revenues relate to our network of events rather than a single event, we do not track the profitability of each event. However, we do track production costs by event as well as the visitors to our coverage of each event.

     As a direct result of having only a small number of live programs at any time, revenues from sponsorships, advertising and consumer revenues have varied on both a quarterly and annual basis during our short operating history. Revenues may fluctuate from period to period in the future depending upon our ability to attract and retain sponsors and advertisers, the number of live events that are being produced and distributed simultaneously during any one period, our ability to maintain a continuous programming calendar, our ability to attract a worldwide audience for our sporting events, our ability to acquire long-term digital and other intellectual property rights to global sporting events, our ability to develop and produce sports programming that will attract a global audience, our ability to acquire and integrate other
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companies, our ability to select and offer the right merchandise and services for our audience to buy and our ability to obtain or create content that is valuable to other media companies.

     We also generate revenues by providing studio services that could lead to digital sports entertainment programming and long-term sponsorship opportunities. These revenues are recognized in the period the service is provided. We intend to continue to offer studio services; however, we expect studio services to decline substantially as a percentage of overall revenues in future periods and ultimately we may choose to discontinue offering these services.

     We have incurred significant net losses and negative cash flows from operations, and as of June 30, 2000, we had an accumulated deficit of $112.7 million. This accumulated deficit resulted from the production costs of our network programming, the costs of developing new and enhancing existing tools and techniques that enhance our Quokka Sports Platform technology, the costs of expanding our sales and business development efforts and other costs related to ongoing research and design. Due to the planned expansion of the Quokka Sports Network, we expect to incur significant operating losses for the foreseeable future. We may never achieve significant revenues or profitability; or if we achieve significant revenues or profitability, they may not be sustained.

     As of June 30, 2000 we had 382 employees compared to 242 at June 30, 1999.

ACQUISITIONS

     On March 1, 2000, we entered into an Agreement and Plan of Merger and Reorganization to acquire ZoneNetwork.com, Inc., a Washington corporation for a total purchase price of approximately $25.9 million including acquisition cost. ZoneNetwork.com produces and operates web sites that offer digital content, products and services targeted to enthusiasts of skiing, climbing, hiking, snowboarding, adventure racing and mountain biking. The ZoneNetwork.com acquisition was completed on March 31, 2000 and was accounted for under the purchase method of accounting.

     On June 8, 2000, we signed a definitive agreement to acquire a controlling interest in Golf.com, L.L.C., a privately-held company that is in the business of developing, marketing and distributing golf related online services via the Internet. Quokka will issue approximately 3.89 million shares of common stock in exchange for 71% of the ownership interest in Golf.com, L.L.C. for a total purchase price of approximately $26.7 million including acquisition costs. This transaction is currently expected to close by the end of September 2000, subject to various conditions, including approval by Quokka's stockholders.

     On July 20, 2000, we signed a definitive agreement to acquire Total Sports Inc., an event-centered, online sports media company. Quokka will issue approximately 15.0 million shares of common stock in exchange for all of the outstanding capital stock, options and warrants of Total Sports. The purchase price using an average stock price around the date the transaction was announced was approximately $138.0 million, including acquisition costs and charges. The transaction is currently expected to close by the end of November 2000, subject to various conditions, including approval by Quokka's stockholders and Total Sports' stockholders.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2000 AND 1999

Revenues

     Our revenues increased $18.7 million to $22.1 million for the six months ended June 30, 2000 from $3.4 million for the comparable 1999 period. This increase was due to an increase in the number of digital entertainment sponsors for the six month period. Revenue for the six months ended June 30, 2000 were derived primarily from our digital entertainment sponsorship agreements, other sponsorship and advertising, content distribution, consumer revenue and other sources. Revenue for the six months ended June 30, 1999 were derived primarily from our digital entertainment sponsorship agreements and sponsorship revenue from the Around Alone sailing event.

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Production Costs

     Production costs increased $11.0 million to $17.3 million for the six months ended June 30, 2000 from $6.3 million for the six months ended June 30, 1999. The increase in production costs from 1999 to 2000 is due to increased sports programming including our sports coverage of the FedEx CART Championship Series, the FIM Road Racing World Championship Grand Prix motorcycle races, the America's Cup 2000 and Challenger Series yacht races, the BT Global Challenge, coverage of Everest 2000, the 100th U.S. Open at Pebble Beach, GM Experience at Le Mans and the 2000 North American International Auto Show. This increase reflects costs associated with eight events produced or in pre-production during the period as compared to one event, the Around Alone Race, during the comparable 1999 period. Also included in 1999 production costs are costs associated with the launch of the Quokka Sports Network in March 1999.

Amortization of Acquired Programming and Distribution Rights

     Acquired programming rights to sporting events and acquired distribution rights are amortized over their respective license periods on a straight-line basis. Amortization of acquired programming and distribution rights increased $1.5 million to $3.6 million for the six months ended June 2000 from $2.1 million for the six months ended June 1999 quarter. This amortization pertains to licensing fees paid for the acquisition of programming rights related to our joint venture with NBC Olympics, Inc. for U.S. digital coverage of the Olympic Games, for the exclusive worldwide interactive media rights to FIM Road Racing World Championship Grand Prix and for the America's Cup 2000 Yacht Race. Acquired distribution rights represents licensing fees paid for the rights to distribute our programming on Excite@Home and Terra Networks, S.A.

Gross Profit/Loss

     Based upon the foregoing information, we had positive gross margin of $1.2 million for the six months ended June 30, 2000 compared to a negative gross margin of $5.0 million for the six months ended June 30, 1999.

Research and Engineering

     Research and engineering expenses increased to $4.7 million for the six months ended June 30, 2000 to $11.4 million from $6.7 million for the six months ended June 30, 1999. The increase represents the cost of additional personnel and related expenses associated with our continuing development of our Quokka Sports Platform, broadband applications and network operations and other engineering initiatives.

Sales and Marketing

     Sales and marketing expenses increased $7.0 million to $15.6 million for the six months ended June 30, 2000 from $8.6 million for the six months ended June 30, 1999. Sales and marketing expenses include personnel costs, consultants, partnership marketing and advertising. This increase is attributable to partnership marketing and off-line advertising, which is designed to create brand recognition and drive Internet traffic to www.quokka.com and the other properties on the Quokka Sports Network. Expenses also increased as a result of increases in the number of sales and marketing personnel.

General and Administrative

     General and administrative expenses increased $2.9 million to $7.3 million for the six months ended June 30, 2000 from $4.4 million for the six months ended June 30, 1999. General and administrative expenses include personnel associated with general management, business and legal affairs, finance and accounting, facilities, and human resources. The increase is attributable to increased personnel and related facilities and other third-party expenses associated with building our operational infrastructure.

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Restructuring Costs

     Restructuring costs for the six months ended June 30, 2000 were $588,000. These costs are associated with a change in our e-commerce operational model from in-house to outsource fulfillment. As a result, 22 employees associated with the in-house fulfillment were identified and terminated prior to June 30, 2000. Included in the restructuring costs are severance expenses as well as the write-off of related in-house software that managed the e-commerce function that has been taken out of service. All restructuring costs have been expensed within operating expenses. At June 30, 2000, a remaining accrual of $118,105 was included in accrued liabilities and is expected to be relieved by September 30, 2000.

Depreciation

     Depreciation and amortization expenses increased $2.2 million to $3.4 million for the six months ended June 30, 2000 from $1.2 million for the six months ended June 30, 1999. The increase is primarily due to purchases of additional equipment and amortization of leasehold improvements in our expanded facilities associated with the scaling up of our operations in connection with the upcoming Olympics.

Goodwill

     Goodwill amortization for the six months ended June 30, 2000 was $4.2 million. Goodwill is associated with the purchase of ZoneNetwork.com, Inc. on March 31, 2000 and is being amortized on a straight-line basis over 24 months.

Losses of Associated Venture

     In December 1999, we dissolved our joint venture with Forsythe Racing, Inc. Accordingly, we did not record any losses related to the associated venture for the six months ended June 30, 2000. Prior to December 1999, we had accounted for our 50% interest in this joint venture under the equity method of accounting. For the six months ended June 30, 1999, losses of associated venture were $1.1 million.

Minority Interest in Net Loss of Consolidated Subsidiary

     For the six months ended June 30, 2000, minority interest was $1.3 million compared to $645,000 for the six months ended June 30, 1999 and represents the minority interest's share of net losses for the period.

Interest Income/(Expense)

     Interest income, net of interest expense, was $352,000 for the six months ended June 30, 2000 as compared to $212,000 for the comparable 1999 period. The $149,000 net increase reflects higher cash balances during the six months ended June 30, 2000.

Net Loss

     Based upon the foregoing information, we had net losses of $39.8 million for the six months ended June 30, 2000 and $26.0 million for the six months ended June 30, 1999.

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Revenues

     Revenues increased to $13.1 million in 1999 from $8.6 million in 1998 and $4.0 million in 1997. In 1999, we recognized revenues for the first time from our multi-year, multi-event and multi-benefit digital entertainment sponsorships, other sponsorships and advertising, content distribution, consumer revenues and other. Revenues increased from 1998 to 1999 primarily as a result of sponsorship sales totaling $11.7 million during 1999 as compared to sponsorship sales of $7.0 million in 1998. The increase in revenues from 1998 to 1997 is primarily attributable to a $4.3 million increase in sponsorship revenues.

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Production Costs

     Production costs increased to $20.1 million in 1999 from $7.8 million in 1998 and $5.1 million in 1997. Production costs include costs of personnel and consultants, software, travel, satellite transmission costs, field gear, event marketing and an allocation of general and administrative expenses. The $12.3 million increase in production costs from 1998 to 1999 is due to increased programming of our sports coverage of FedEx CART Championship Series and the FIM Road Racing World Championship Grand Prix motorcycle races, America's Cup and Challenger Series yacht races, BT Global Challenge, the World Track and Field Championships in Seville, Spain, the U.S. Gymnastics Championships in Sacramento, California and the 2000 North American International Auto Show. Also included in 1999 production costs are costs associated with producing www.quokka.com, which was launched in March 1999. The $2.7 million increase from 1997 to 1998 is attributable to an increase in the number of programming events from September 1997 when we launched our first digital sports entertainment program, the Whitbread Race.

Amortization of Acquiring Programming and Distribution Rights

     Acquired programming rights to sporting events and acquired distribution rights are amortized over their respective license periods on a straight-line basis. Total amortization of acquired programming and distribution rights were $3.4 million for 1999. No such amortization costs were incurred during the comparable 1998 or 1997 periods. Amortization pertains to licensing fees paid for the acquisition of programming rights related to our joint venture with NBC Olympics, Inc. for U.S. digital coverage of the Olympic Games and the exclusive worldwide interactive media rights to FIM Road Racing World Championship Grand Prix and for the America's Cup 2000 Yacht Race. Acquired distribution rights represent licensing fees paid for the rights to distribute our programming on Excite@Home and Terra Networks.

Research and Engineering

     Research and engineering expenses increased to $13.1 million in 1999 from $4.5 million in 1998 and $1.0 million in 1997. The increases represents the costs of additional personnel, costs associated with network operations and expenses incurred to improve and develop our Quokka Sports Platform and broadband applications. Included in research and engineering expensed during 1999 is $1.2 million in non-cash compensation expenses related to the issuance of 153,846 warrants to purchase common stock that were issued in connection with certain broadband research initiatives. Research and engineering costs are expensed as incurred.

Sales and Marketing

     Sales and marketing expenses increased to $19.5 million in 1999 from $2.5 million in 1998 and $816,000 in 1997. Sales and marketing expenses include personnel costs, consultants, sales sponsorships and advertising. During 1999, we spent $7.7 million for advertising related to our marketing campaign, which was designed to create brand recognition and drive Internet traffic to www.quokka.com. Expenses also increased as a result of increases in the number of sales and marketing personnel. During 1998, we spent $554,000 for advertising and $320,000 in 1997. We may significantly increase our advertising expenses in future periods as we build the Quokka brand and awareness of our programming.

General and Administrative

     General and administrative expenses increased to $11.1 million in 1999 from $3.2 million in 1998 and $1.8 million in 1997. General and administrative expenses include personnel associated with general management, business and legal affairs, finance and accounting, facilities and human resources. The increase in general and administrative expenses is attributable to increased personnel and related facilities and other third-party expenses associated with building our operational infrastructure.

Depreciation and Amortization

     Depreciation and amortization expenses increased to $4.2 million in 1999 from $530,000 in 1998 and $68,000 in 1997. Depreciation and amortization expenses consist of depreciation of computers,

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telecommunications equipment, software, and furniture and fixtures associated with our operational infrastructure. Amortization expense relates to leasehold improvements of our facilities in San Francisco. The increase in depreciation and amortization expenses is primarily due to increased purchases of equipment and amortization of leasehold improvements in our expanded facilities.

Losses of Associated Venture

     We incurred net losses of $2.2 million in CART Digital Media Enterprises, LLC, our joint venture with Forsythe Racing, Inc. for the year ended December 31, 1999. We have accounted for our 50% interest in this joint venture under the equity method of accounting since the inception of the venture in January 1999. Expenses incurred during the period related primarily to production expenses for CART programming. In December 1999, we dissolved our joint venture with Forsythe. As a result, we own 100% of CDME.

Minority Interest in Net Loss of Consolidated Subsidiary

     During the March 1999 quarter, we formed NBC/Quokka Ventures, LLC, a joint venture with NBC Olympics, Inc. to provide interactive digital coverage of the Olympic Games and related pre-games events. In connection with this venture, NBC has contributed, among other things, certain programming and content in exchange for a 49% minority interest. The fair market value of this content is being amortized over the initial term of the venture agreement from inception in February 1999 through October 2004 on a straight-line basis. For 1999, minority interest expense of $1.9 million represents the minority interest's share of net losses for the period.

Interest Income and Expense, Net

     Net interest income was $1.7 million in 1999 and $320,000 in 1998. Net interest expense was $71,000 in 1997. The increase from 1999 to 1998 was primarily due to a higher investment balance throughout 1999 due to the issuance of preferred stock and our initial public offering. Interest income in 1999 was partially offset by increased interest expense due to borrowings under a line of credit. Interest income recorded during these periods includes interest income earned on cash and cash equivalents.

Net Losses

     Based upon the foregoing information, we had net losses of $56.9 million for the year ended December 31, 1999, $9.6 million for the year ended December 31, 1998 and $4.9 million for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES


     Since August 1996, we have financed our operations primarily through sales of our equity and debt securities. On August 2, 1999, Quokka completed its initial public offering of common stock. Net proceeds to Quokka from that offering were approximately $54.5 million, net of underwriters' discounts and offering expenses. Total net proceeds from sales of our equity securities since August 1996 were $164.6 million through June 30, 2000.



     On September 15, 2000, the Company closed the sale of convertible promissory notes and warrants for total consideration of $77.4 million before transaction fees and expenses.


     At June 30, 2000, we had $23.3 million in cash and cash equivalents and marketable securities. Restricted cash associated with three office leases and the employee stock purchase plan and cash funding requirements under the NBC/Quokka Ventures, LLC operating agreement aggregated $10.7 million at June 30, 2000. Net cash used in operating activities was $34.0 million for the six months ended June 30, 2000, $48.3 million for the year ended December 31, 1999, $10.9 million for the year ended December 31, 1998, $3.8 million for the year ended December 31, 1997 and $18.8 million for the six months ended June 30, 1999. Net cash used in operating activities resulted from our net operating losses, adjusted for

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

certain non-cash items including compensation expense related to the issuance of warrants and options to attract key vendors and business partners. Non-cash charges were $2.2 million for the six months ended June 30, 2000, $4.2 million for the year ended December 31, 1999, $530,000 for the year ended December 31, 1998, $68,000 for the year ended December 31, 1997 and $1.6 million for the six months ended June 30, 1999. Non-cash charges relating to depreciation expense were $3.4 million for the six months ended June 30, 2000 and $1.2 million for the six months ended June 30, 1999. Non-cash charges related to the amortization of programming and distribution rights were $3.6 million for the six months ended June 30, 2000 and $2.1 million for the six months ended June 30, 1999. Non-cash charges related to the amortization of goodwill was $4.2 million for the six months ended June 30, 2000 and zero for the six months ended June 30, 1999.

     Net cash provided by investing activities was $43.3 million for the six months ended June 30, 2000 resulting primarily from net sales of marketable securities offset by purchases of additional equipment and leasehold improvements in our expanded facilities. Net cash used in investing activities was $74.2 million for the year ended December 31, 1999, $2.7 million for the year ended December 31, 1998 and $295,000 for the year ended December 31, 1997 and $4.1 million for the six months ended June 30, 1999 resulting primarily from purchases of additional equipment and leasehold improvements in our expanded facilities.

     Net cash used in financing activities was $5.1 million for the six months ended June 30, 2000 resulting primarily from payments on long-term financing arrangements offset by proceeds from the issuance of common stock. Net cash provided by financing activities was $102.4 million for the year ended December 31, 1999, $33.6 million for the year ended December 31, 1998 and $8.1 million for the year ended December 31, 1997 and $39.6 million for the six months ended June 30, 1999 resulting primarily from net proceeds from long term financing arrangements and the issuance of preferred and common stock.


     We were not in compliance with certain covenants related to our $2.0 million equipment financing loan at June 30, 2000, but we have received the appropriate waivers for the six months ended June 30, 2000 and through September 29, 2000.



     We believe that our cash and cash equivalent balance of $78.9 million as of September 26, 2000 will be sufficient to fund our operating requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, we may need to raise additional funds. To the extent that we encounter unanticipated opportunities, we may seek to raise additional funds sooner, in which case we may sell additional equity or convertible debt securities or borrow funds from banks. If this were to occur, the percentage ownership of our stockholders could be reduced and our stockholders may experience additional dilution. No assurances can be given that our efforts to raise these funds will be successful. In the event we are unable to raise these funds, our operations may be materially adversely affected.


     On August 22, 2000, we issued a warrant to purchase 10.0 million shares of Quokka common stock to NBC for cash consideration of $500,000 and NBC's continued relationship with Quokka. These warrants are exercisable at prices ranging from $8.89 to $20.00 through 2004. The estimated fair value of the warrants of $23.2 million has been determined based on the Noreen-Wolfson fair value model with a volatility of 65% and risk free interest rate of 6.10% and will be reported as a component of stockholder's equity. The warrant will be amortized ratably over the terms of the warrant, which expires on December 31, 2004.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement, which is effective for the Company in 2000, requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The Company is assessing the requirements of SFAS No. 133 and the effects, if any, on the Company's financial position, results of operations and cash flows.

     In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting with Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until the first fiscal quarter ending June 30, 2000. The Company will adopt SFAS No. 133 in its quarter ending June 30, 2000. The Company has not engaged in hedging activities or invested in derivative instruments.


     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company does not believe that the adoption of SAB No. 101 will have a material effect on the Company's financial statements.


     In April 2000, FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" was issued. FIN No. 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN No. 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of certain of the conclusions of FIN No. 44 covering events occurring during the period after December 15, 1998 or January 12, 2000 did not have a material impact on the Company's financial position and results of operations. The Company does not expect that the adoption of the remaining conclusions will have a material effect on the financial statements.

     In January 2000, the Emerging Issues Task Force, or "EITF", reached a consensus on EITF 99-17, "Accounting for Advertising Barter Transactions", which is referred to as the "Issue." This Issue states that revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable within the limits of this Issue. If the fair value of the advertising surrendered in the barter transaction is not determinable within the limits of this Issue, the barter transaction should be recorded based on the carrying amount of the advertising surrendered, which likely would be zero. The adoption of this consensus did not have a material impact on the Company's business practices.

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

                                 THE COMPANIES

                               TOTAL SPORTS INC.

     Note: References in this "The Companies -- Total Sports Inc." section to "we," "us," "our" and similar expressions refer to Total Sports Inc. and its subsidiaries.

OVERVIEW

     Total Sports is an event-centered, online sports media company. We use our digital technology to provide sports fans and enthusiasts with live Internet broadcasts of graphical representations of events in eight collegiate and professional sports. We call these broadcasts real-time simulcasts. We also provide game summaries, in-depth statistical analyses, breaking news and opportunities to purchase sports-related merchandise. In 1999, we provided coverage of over 4,000 sporting events using our TotalCast system and other real-time simulcast technologies. We believe we are differentiated by our business architecture, which consists of our combination of proprietary technology and people who cover live events and provide other sports content. Our business architecture enables us to provide statistically detailed real-time coverage and to continually update and customize content.

     We have five sports networks, which are groups of our web sites, organized by sport, league, school or team, and linked for easy navigation:

     - Total Sports Network;

     - Total Sports College Network;

     - Total Baseball Network;

     - Total Golf Network; and

     - Total Sports Fishing Network.

     Our contractual relationships with the National Collegiate Athletic Association through Host Communications, Inc., Major League Baseball and major college conferences provide us with the majority of our content. We derive revenues by selling advertising on our simulcasts of NCAA and Major League Baseball events. Our contractual relationship with NBC Sports, a Total Sports stockholder, provides us with the majority of our promotion on television.

     The total number of our web pages our users access, referred to as page views, increased from approximately 38 million in 1997 to approximately 696 million in 1999, while the number of our sponsors and advertisers increased from two in 1997 to 99 in 1999.

THE TOTAL SPORTS EXPERIENCE

     Total Sports provides an interactive, event-centered online sports experience, which enables users to access and select real-time and other information specific to events, teams, and athletes. Our Total Sports networks consist of over 100 web sites that provide real-time event coverage, historical databases, expert analyses and breaking news of many collegiate and professional sports. Our business architecture, which combines technology and business processes, enables us to integrate interactive real-time event coverage, sports content and e-commerce capabilities into our Total Sports networks and the web sites of our customers.

     Benefits to Users. We have designed our event-centered sports coverage to meet the needs of sports fans. Key benefits include:

     - Real-Time Event Coverage. TotalCast coverage allows our users to experience interactive, play-by-play, real-time coverage over the Internet. Our TotalCast features provide real-time graphical and textual presentations of sporting events that enhance a user's experience by offering a variety of charts, graphs and statistical analyses. Our statistical content allows users to monitor and analyze the performance of teams and individual players at any point during a sporting event. Our TotalCast programming also offer users real-time coverage of events that might not be broadcast locally.

     - Extensive and Authoritative Sports Content. Our real-time event coverage is enriched by our sports-related news and information, including our historical databases and archives, breaking news, expert analyses and web sites targeted to particular teams or conferences. We maintain databases with statistical information on many sports. For example, we have a searchable online baseball database with the complete records of the over 15,000 current and former Major League Baseball players. Users can access and query this online repository of sports-related information and statistics to follow their favorite teams and players.

     - Online Shopping Opportunity. We provide users with the opportunity to purchase sports merchandise online. We integrate specific team, school and conference sport store fronts and other e-commerce offerings into our TotalCast programming and Total Sports networks. We also offer merchandise specifically related to sporting events for which we provide TotalCast coverage. Our users can select, order and purchase merchandise before, during and after an event.

     Benefits to Customers. Our customers include online news and entertainment companies, broadcasters, leagues, athletic conferences and teams. Key benefits to these partners include:

     - Sports Content. We have designed our event-centered sports coverage to be compelling to users. We believe that our content attracts and retains users for our customers, creating additional advertising and e-commerce opportunities. In particular, we believe that our TotalCast coverage, which typically last between two and three hours, retains users longer per visit than other online live event coverage.

     - Outsourced Sports Content. Our business architecture enables us to provide outsourced online sports content in a cost-effective manner while maintaining our customers' brand integrity and the look and feel of their web sites. We use a series of internally developed templates designed to help us quickly and efficiently tailor our sports content to our customers' specific needs and preferences. By providing sports content, we offer an alternative to maintaining a large staff of reporters and editors and technology infrastructure.

     Benefits to Sponsors, Advertisers and Merchants. Key benefits include:

     - Large and Targeted User Base. We provide sponsors, advertisers and merchants a channel to reach a large and demographically attractive user base. Furthermore, our Total Sports networks enable them to target users by sport, region and other demographic categories, allowing sponsors, advertisers and merchants to segment their target audience.

     - Focused and Event-Centered Advertising and E-Commerce. We allow sponsors, advertisers and merchants to tailor the scope and duration of a particular campaign by enabling them to focus on specific sports, leagues, teams or events. Merchants can capitalize on a fan's event-specific interests by selling related merchandise directly during our event coverage. We also design custom campaigns and programs for maximizing marketing and e-commerce opportunities on the web for our sponsors, advertisers and merchants.

BUSINESS STRATEGY

     Enhance and Generate Revenue From Our Content. We intend to grow our user base and increase traffic to generate additional revenue by adding new sports web sites and networks of web sites, expanding our existing sports networks and enhancing user functionality. We plan to increase the content available on our five current sports networks. We will continue to enhance user functionality on our Total Sports networks and use our databases to create enhanced content to make the user experience broader and richer.

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

     Capitalize on Our Technology. We believe our technology infrastructure and business processes provide us with an advantage as we enter new sports categories, expand our strategic relationships, increase the syndication of our content and capitalize on convergence opportunities. We believe that our capability to provide detailed, real-time sporting event coverage offers sports, leagues and teams an attractive means to expand online coverage and promotion of their events. In addition, by allowing rapid collection, customization and distribution of sports content, our business architecture enables other customers to access our sports content. Our technology also positions us to expand our service offerings and become a leader in integrating video, audio, text and digital sports programming on a real-time basis over the Internet. We believe that doing so will give us a competitive advantage. As technologies that integrate television, wireless and Internet broadcasts develop, we will be able to disseminate the data we collect through our TotalCast system, as well as the related analyses and graphical presentations, using these convergent technologies. In addition, we can deliver our content to a variety of devices that provide Internet access, including personal computers, hand-held devices, pagers, cellular telephones and interactive television. We intend to deliver our content to other devices as they develop.

     Expand Strategic Relationships. We intend to expand our current and enter into new strategic relationships to obtain additional content and distribution. We plan to expand the scope of our existing relationships with major media companies, such as NBC Sports, and with professional and collegiate sports teams, leagues and other sports organizations, such as Major League Baseball and the NCAA, to broaden the reach of our online networks and gain access to additional content. We will also seek to establish additional relationships with other sports organizations and traditional and new media companies to secure rights to additional content and events, both in the U.S. and internationally.

     Strengthen Our Brand Recognition. We intend to make Total Sports synonymous with authoritative, real-time, comprehensive sports content. We also will promote our other brands and trademarks, such as our TotalCast mark, our brand for real-time graphical and textual presentation of sporting events, and "Powered by Total Sports," our brand for syndicated content. We intend to build our brands through online and offline advertising, strategic relationships, and other promotional activities. We will also continue to co-brand our content with leading syndication media partners.

TOTAL SPORTS BUSINESS ARCHITECTURE

     Our proprietary technology infrastructure and business processes enable us to collect sports statistics and information and distribute them in customized formats on our Total Sports networks and to multiple distribution customers. This business architecture allows us to rapidly collect sports content from a wide variety of sources, convert the content into one master format, and then customize and distribute that content quickly and efficiently.

     Our distribution of content allows users to access our content in a number of ways, including:

     - through our Total Sports Network, anchored by www.totalsports.net and www.totalsports.com, which help them find our specific site covering the sport, league or team in which they are interested;

     - through our other four sports networks, which consist of groups of our individual sites, organized by sport, league, school or team, and linked together for easy navigation;

     - directly through one of our over 100 individual web sites for sports, leagues, schools or teams; and

     - through the over 250 web sites of our distribution customers to whom we distribute sports content.

     Our business architecture consists of two primary components, the TotalCast system and the Total Sports publishing system. The primary difference between the two systems is the source and nature of the content initially flowing into the systems.

TotalCast System

     The TotalCast system receives data real-time from a sports event, processes the information, so that it can be stored and manipulated in our databases, and then, using that data, creates graphical and textual
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

descriptions and analyses of the event. Our business architecture is comprised of three primary processes that create the ability to reuse and redistribute Total Sports statistics and information across many different platforms in many different ways.

     Collecting Real-Time Data. At the sports venue, our operators input data relating to the sporting event into a computer that relays the information to us over the Internet. The computers used by our operators have software featuring an easy-to-use graphical display, immediate quality control feedback and artificial intelligence that knows the rules and situations of each sport. The data is sent real-time to our servers in a format ready for conversion.

     Converting the Data. The TotalCast system receives and immediately converts the data into a format that can be stored in our databases and used to create new content. The data conversion process manages problems during an event. For instance, if there is an interruption in service, once communications are re-established, the data conversion process will synchronize all missing information and create new content. This enables us to deliver accurate and complete coverage to our users and to make available complete archives of events.

     Creating the Content. The content creation process immediately takes information from the TotalCast database and creates multiple graphs, statistical presentations and text pages per play during a sporting event. The system can create many different presentations of each discrete event like a pitch in baseball or a pass play in football. We believe that it typically takes approximately ten seconds from the time the operator enters the information into the computer at the sport venue to when all the different presentations are available on the Internet.

     The TotalCast system also can integrate audio files, video files and still photographs or deliver that content separately to our network of web sites, those of our syndication partners and a variety of other access devices.

Total Sports Publishing System

     The Total Sports publishing system enables us to receive data and information from many sources in multiple formats and convert, manipulate and distribute this data in different forms on the Total Sports network or the web sites of our distribution customers. The system also allows us to rapidly repackage content into one of more than 100 different templates, each with a different look, feel and presentation.

     Collecting Data. The publishing system receives news, statistics and other content from multiple sources in different formats, including email, computer files, facsimiles, proprietary data formats, news or sports wire transmissions, photographs and satellite data streams. The system can process tens of thousands of data files per day.

     Converting the Data. The publishing system converts this diverse stream of information into a format that can be stored in our databases and used to create new content. As part of this process, the system knows the contractual rules for each source of information. For instance, some wire services will allow web sites to display stories for a certain period of time before they must be removed. The data conversion process automatically ensures that all content is used consistently with any relevant contractual provisions.

     Creating the Content. Editors, either from Total Sports or our distribution customers, can adjust the display, change headlines or change the display priority of any content on their respective web sites. The system creates web pages to conform to the look and feel of each Total Sports distribution customer. The content creation process can display a story in more than 100 different formats.

     Both the TotalCast system and our publishing system are designed to handle rapid changes in design and load. The architecture can accommodate new distribution customers and increased traffic levels without slowing down our ability to update web sites, limiting our customers' ability to change their sites or changing the user's experience. The architecture is also designed to distribute our content to various non-Internet devices such as in-venue displays, pagers, mobile computers, cellular phones and hand-held

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computing devices. For example, in early 2000, we began offering detailed, customized updates of ongoing sporting events via cellular phones.

PRODUCTS AND SERVICES

     We provide users access to our TotalCast coverage and other real-time event simulcasts, our searchable archives of sports-related news, statistics and analysis and merchandise related to their favorite teams, players and events throughout our Total Sports networks and on the web sites of our distribution customers.

Total Sports Networks

     Our five Total Sports networks provide users with extensive online sports programming encompassing both collegiate and professional sports. Our Total Sports networks are centered around our real-time event coverage. These networks consist of more than 100 web sites, which users can access directly or through our navigational sites, www.totalsports.net and www.totalsports.com. Our networks feature:

     - interactive real-time event coverage;

     - up-to-date general sporting news and editorials;

     - streaming audio and video;

     - constantly updated scoreboards; and

     - e-commerce storefronts.

     The following chart identifies our five Total Sports networks, including selected web sites and content features:

   SPORTS NETWORKS        SELECTED WEB SITES                    CONTENT FEATURES
----------------------------------------------------------------------------------------------
Total Sports Network    TotalSports.com            - Sports news and editorials
                        TotalSports.net            - TotalCast coverage of various sporting
                        TotalHockey.com            events
----------------------------------------------------------------------------------------------
Total Sports College    TotalCollegeSports.com     - Official web sites and TotalCast coverage
  Network               FinalFour.net              for NCAA championships, including the Final
                        NCAA Football.net            Four and the College World Series
                        NCAA Baseball.net
                        SECSports.com              - TotalCast coverage of conference and
                        Big10Championships.com     university sporting events
                        GoDuke.com
                        Ricebowls.com              - University and conference web sites
                                                   - Official university and conference online
                                                     stores
----------------------------------------------------------------------------------------------
Total Baseball Network  TotalBaseball.com          - TotalCast coverage of all spring
                        TotalWorldSeries.com       training, regular season, playoff and World
                                                     Series games
                                                   - Searchable database for statistics on
                                                     approximately 15,000 current and former
                                                     MLB players
                                                   - Standings, schedules, statistics, news
----------------------------------------------------------------------------------------------
Total Golf Network      Golf.com                   - TotalCast coverage of tournaments
                        Pinehurst99.com
                                                   - Instruction, news, schedules
                                                   - Equipment sales
----------------------------------------------------------------------------------------------
Total Sports Fishing    worldbillfishseries.com    - Simulcast of World Billfish Series
  Network               Fishska.com
                                                   - General sportfishing information
----------------------------------------------------------------------------------------------

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

Real-Time Event Coverage

     We provide real-time event coverage on our Total Sports networks and the web sites of our distribution customers in the form of TotalCast programming and other simulcasts.

     Our TotalCast coverage is a graphical and textual real-time presentation of sporting events over the Internet that simulates a spectator's experience. Our TotalCast coverage incorporates real-time scoring updates, detailed textual play-by-play descriptions and statistical updates in an integrated, interactive format. The TotalCast programming functionality allows a user to search for and analyze statistics for teams or individual athletes throughout the event. Our proprietary data collection system enables us to capture a significant number of discrete events for the user. Our TotalCast navigational system enables users to access statistics, graphical depictions of real-time events, rosters and general sporting news.

     Our TotalCast coverage of collegiate and professional sports includes:

     - Baseball. Our baseball TotalCast programming collects approximately 210 categories of statistical information, compared to a standard 18-category box score. We offer our users a graphical representation of a player at-bat and the location of each pitch. We also allow users to track each player's at-bats by inning. In addition, we provide a graphical representation of the baseball field and categorize each ball in play, such as grounders, line drives, pop-ups, fly balls and home runs.

     - Basketball. Our basketball TotalCast programming collects over 50 categories of statistical information, including every shot made or missed, assist, rebound, steal, turnover, blocked shot and foul. Each of these discrete events is recorded in both a play-by-play textual summary and charted by location on the court. Our basketball TotalCast coverage includes photographs from cameras in various locations, including a "Slam Cam" located above the backboard.

     - Football. Our football TotalCast programming tracks over 110 statistics, including passing yardage, rushing yardage, first downs, points scored, touchdowns, field goals, turnovers, penalties and kick returns. We graphically display each possession, and summarize possessions in each quarter. Our system-generated text provides a description of each play that includes information such as players' full names, commentary on passing styles and plays, and game summaries.

     - Golf. Our golf TotalCast coverage collects information on each player in a tournament, including every shot, the distance traveled, the club used, information about greens, fairways, putts, sandsaves and the x and y coordinates of every shot hit. This allows the TotalCast system to display the beginning and ending point of every shot in real-time. We also provide information about the course, including full statistical and pictorial descriptions of each hole. Throughout the tournament, users can track the complete statistics on each individual player's round. Users can compare different players' performance on the same hole. After each round, a statistical summary is created, combining highlights and statistics. A continuously updated leader board keeps track of all individual rounds in progress.

     Since our inception, we have provided real-time event coverage through both our TotalCast coverage and other simulcasts for over 7,000 live sporting events including the following: Major League Baseball games; the NCAA Championship men's and women's basketball tournaments; and NASCAR races. We covered over 240 live events in 1997, over 3,000 in 1998 and over 4,000 in 1999. We estimate that over three million users viewed our TotalCast programming of 2000 NCAA Championship men's basketball tournament games.

Distribution

     We license, or syndicate, content to the web sites of both traditional and Internet distribution customers under our "Powered by Total Sports" brand. Syndication ranges from basic distribution of content to the creation, maintenance and management of web sites. Our scalable, flexible business architecture efficiently integrates our content with that of our distribution customers to provide

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continuously updated, dynamic content. Our different types of syndication and our customers are described below:

   TYPE OF DISTRIBUTION           DISTRIBUTION CUSTOMERS                   DESCRIPTION
------------------------------------------------------------------------------------------------
Basic distribution of         - Associated Press                 Syndicate Total Sports content
  content                                                        to over 250 web sites through
                                                                 the AP's "The Wire" service
------------------------------------------------------------------------------------------------
TotalCast syndication         - Regional and local newspapers    Provide links to TotalCast
                              - MSNBC                            programming
                              - Houston Astros
                              - San Diego Padres
------------------------------------------------------------------------------------------------
Site creation, maintenance    - AOL.com                          Design, provide and manage the
  and management              - Wall Street Journal              content for the sports sections
                              - Los Angeles Times                of web sites
------------------------------------------------------------------------------------------------

E-Commerce

     Our event-focused programming and Total Sports networks generate a demographically attractive audience that provides e-commerce opportunities to sponsors, advertisers and merchants. As of June 30, 2000, we operated 38 online stores offering a range of sporting goods and merchandise, including the Golf.com pro shop, and web sites for the NCAA Final Four, the SEC, Duke University, the University of Texas and University of Arizona. Our event-focused programming offers a targeted channel for online marketing and sales. For example, the moment the 2000 NCAA Championship men's basketball tournament ended, we promoted and sold national champion merchandise featuring the winning team. Total Sports customers can place and track orders through our web sites as well as through our customer service, which can be reached by email or by calling our toll free customer service number 1-877-I AM A FAN.

     We do not maintain significant amounts of e-commerce inventory. During 1998 and 1999, approximately 75% of our e-commerce transactions were purchased by us from third-party manufacturers or distributors after we received orders from customers. We expect this percentage to remain constant in future periods. For sales of merchandise, we are responsible for pricing, processing orders, arranging or authorizing delivery, processing all merchandise returns, providing all customer support related to the transaction, and resolving customer disputes. In the event goods are lost or damage during shipment from or return to the distributor and coverage is denied by the commercial shipping company, we bear the risk of loss. We generally do not extend credit to e-commerce customers, except through third-party credit cards. Credit card sales account for approximately 100% of total e-commerce sales in 1998 and 1999. Our agreements with third-party credit companies provide for the electronic processing of credit approvals and the electronic submission of transactions. Upon the submission of these transactions to the credit card companies, they transmit payment to our bank account. Payment from the credit card companies usually occurs within one to two days.

     Total Sports uses its technology and business architecture to create custom Internet sports solutions for sports rights holders, sports media companies and companies invested in sports as a core part of their marketing strategy. For example, in 1997 Host Communications engaged Total Sports to design, build and manage a Internet sports solution for the NCAA. That solution has grown to more than 12 sites covering many of the NCAA Championship events, including the NCAA Basketball Championships. Total Sports collects revenues for these services in several ways, including consulting fees for design and strategy, service fees for building and managing systems, and advertising revenue splits with clients and e-commerce revenue splits with clients.

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STRATEGIC RELATIONSHIPS

     We have entered into strategic relationships that enhance our content, distribution and promotion, including the following:

     - NBC Sports. Our relationship with NBC Sports, a division of National Broadcasting Company, Inc., encompasses promotion and distribution arrangements as well as an equity investment. NBC Sports has agreed to provide us $17.4 million worth of promotion. If we have rights to offer TotalCast coverage of an NBC-televised sporting event other than the Olympics, then NBC Sports will promote our TotalCast programming and no other similar service during its broadcast of the event. NBC Sports will promote our TotalCast coverage in a variety of ways, which may include announcer-read, in-context, promotional mentions and in-broadcast graphics. NBC Sports will direct users to web sites owned, co-owned or controlled by NBC Sports from which users can access our live event coverage. We believe that the NBC Sports on-air promotion will significantly increase traffic to our web sites and awareness of our TotalCast brand. NBC Sports also has agreed to use commercially reasonable efforts to assist us in securing advantageous promotion and distribution on NBC Sports' affiliated web site properties, including MSNBC.com and any dedicated NBC Sports web site other than its Olympics sites. Our agreement with NBC Sports is for 51 months beginning in November 1999, subject to earlier termination for breach or upon an acquisition of control of Total Sports by a competitor of NBC Sports. In the case of a termination upon such a change of control, NBC Sports would not have to pay us any money or return the stock we issued to NBC Sports. In addition, NBC Sports has the right to pay us cash or return stock we issued to them instead of providing us promotion under the agreement. NBC is also an equity investor, along with Total Sports, in Golf.com.

     - National College Athletic Association and Collegiate Athletic Conferences. Our relationships with both the NCAA and collegiate conferences provide us with content for our college sports and NCAA championship networks. Through our contract with Host Communications, we have the exclusive rights, through June 30, 2001, to host web sites for and to provide TotalCast coverage of all 81 championship tournament events for the NCAA. We have separate relationships with several collegiate conferences and organizations, including the Southeastern Conference, the Big Ten, the Big 12, the Big East and the National Association of Intercollegiate Athletics. Typically for such entities, Total Sports has the exclusive rights to host their web site, to provide TotalCast coverage of all conference tournament or championship events, host an online store selling conference merchandise and to access to all conference photograph, video, audio, statistical and print libraries.

     - Major League Baseball. Major League Baseball has licensed online and print publishing rights to us. We hold a license to provide TotalCast coverage of the over 2,400 major league games played each year, including spring training exhibition games, the All-Star game, the playoffs and the World Series. This license runs through 2001 and includes the right to use and display statistics.

SALES AND MARKETING

     Sales. Our Total Sports networks and event-focus enable advertisers to target their audience on multiple levels, including by sport, region, team, event or other parameters. In addition, we design custom advertising solutions for clients seeking to extend marketing campaigns and merchandising opportunities across offline and online media.

     During 1999, 99 sponsors and advertisers, an increase of approximately 111% over 1998, sponsored events or placed advertisements on the Total Sports networks. No single customer accounted for more than five percent of our revenues for 1999. The following is a list, in alphabetical order, of our top ten sponsors and advertisers by revenues to us in 1999:

     - American Express Company

     - Compaq Computer Corporation

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

     - Continental Airlines, Inc.

     - General Motors Corporation

     - GTE Corporation

     - Mastercard International Corporation

     - Myrtle Beach Golf Holiday

     - NBC Sports

     - Nokia

     - PepsiCo, Inc.

     In June 2000, Total Sports elected to have its advertising revenue sales functions handled by Winstar Interactive Media Sales. Winstar, an investor in Total Sports, sells to advertising agencies and other advertising buyers, advertising inventory available on Total Sports sites as well as sites managed by Total Sports for its clients, such as www.GoDuke.com. By outsourcing the advertising sales functions, Total Sports reduced its fixed selling expenses and focused its sales resources on selling technology and marketing solutions. The shift allowed Total Sports to close its offices in New York, Chicago, Toronto and Los Angeles, further reducing fixed expenses.

     Marketing. We employ a variety of online and offline advertising campaigns to promote our brands, generate additional traffic and attract new users to our Total Sports networks. NBC Sports provides us with on-air promotion on NBC Sports television broadcasts. We have primarily relied upon promoting and marketing Total Sports through our online syndication relationships with AOL.com, the Wall Street Journal, the Associated Press and the Los Angeles Times. These relationships have allowed us to establish our "Powered by Total Sports" brand and reach a mass consumer market. Our branded content is also promoted by links on major search engines such as Yahoo!, Altavista and Excite. We will continue to pursue relationships that will expand our audience and enhance our brand awareness.

COMPETITION

     We compete for users, advertisers and rights to sporting events with many other entities. Our direct competitors are other online sports media companies and web sites. Some of these competitors target sports enthusiasts generally. Others target fans of a particular team, league or sport. Our most significant direct competitors are ESPN.com, CBSSportsline.com, CNNSI.com and foxsports.com. Based on our market research conducted in 1999, we believe that approximately 20% of the people who visit sports-related web sites visit one of our sites, while over 60% visit ESPN.com.

     We also compete indirectly with companies and web sites in different business sectors, such as:

     - web search and retrieval services and other high traffic web sites that provide access to sports-related content and services, many of which have been established by traditional media companies;

     - vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and

     - television, radio and other established media entities that broadcast sporting events.

     We believe that the principal competitive factors in attracting and retaining users are:

     - the depth, breadth, and timeliness of sports content;

     - brand recognition; and

     - ease of use and quality of services.

     We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition might come from the providers of broadband

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networks, including sports-oriented cable networks. Some of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Others might develop technologies and services that are similar or superior to ours. We expect that the number of our direct and indirect competitors will increase in the future and this might adversely affect our business, operating results and financial condition. Increased competition could result in lower advertising rates and loss of users, market share and advertising opportunities, any of which could materially and adversely affect our business, operating results and financial condition.

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

     Our operating infrastructure is designed to provide timely, efficient and reliable delivery of our content for the benefit of our users, syndication partners and advertisers. We use Solaris as an operating system and Enterprise and Apache Webserver and Netscape Fast Track as web server software. Total Sports' technology infrastructure integrates commercial and internally-developed software. All of our internally developed applications utilize Java Enterprise and interact with various third-party applications licensed by Total Sports, including Oracle's database software. We intend to add capacity and functionality as required to meet usage demands.

     Frontier Global Center hosts our production servers at its Herndon, Virginia facility. Frontier Global Center provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours per day, seven days per week. Frontier provides the means of connectivity for Total Sports' servers to end-users via the Internet through high capacity transmission wires. These connections link to many different parts of the Internet via a combination of public and private peering agreements. The facility has at least two independent uninterruptible power supplies, which are battery-powered, as well as at least two independent diesel generators designed to provide power to these systems within seconds of a power outage. The diesel generators can supply the data center's power for nine days before refueling is required. Any disruption in the Internet access provided by Frontier could materially adversely affect our business, results of operations and financial condition.

     Our product development expenses were $1,467,000 for the period from February 20, 1997, the date of our inception, through December 31, 1997, $2,672,000 in 1998 and $4,171,000 in 1999. We intend to continue to invest significantly in enhancing our technology.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

     The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It might take years to determine whether and how existing laws, including those governing intellectual property, privacy, libel and taxation, apply to the Internet generally and the electronic distribution of business information in particular. Legislation could reduce the growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could materially adversely affect our business, operating results and financial condition. In addition, the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone service. As a result, some local telephone carriers have petitioned governmental agencies to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on Internet service providers and online service providers. If any of these petitions or the relief that they seek is granted, the costs of communicating on the Internet could increase substantially, potentially adversely affecting the growth in the Internet.

     Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in electronic commerce. Therefore, we might become subject to additional state sales and income taxes. Because our content is available over the Internet in multiple states and foreign countries, these jurisdictions might claim that we are required to qualify to do business as a foreign corporation in each such state and foreign country. Failure by us to comply with foreign laws or to qualify

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

as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could subject us to additional taxes or penalties.

INTELLECTUAL PROPERTY

     The intellectual property that is important to our business is our proprietary data collection software and systems, and our sports content, including statistical databases and copyrighted material. Trademarks are also important to our success because we rely on brand recognition to increase user traffic on our web sites. We also license and receive a substantial amount of our data and content from third parties. These licenses generally have terms equal to or longer than the period of time we intend to use the data or content. Copyright protection on our own content lasts 75 years from first publication. Trademarks are protected by law as long as we are using the trademark.

     We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy, licensing agreements and restrictions on disclosure to protect our intellectual property. Despite these precautions, it might be possible for a third party to copy or otherwise obtain and use the content on our web sites or our other intellectual property without authorization. Our precautions might not prevent misappropriation or infringement of our intellectual property. Failure to protect our intellectual property in a meaningful manner could materially adversely affect our business, operating results and financial condition. In addition, we might need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of management and other resources, either of which could materially adversely affect our business, operating results and financial condition.

     Because we license and receive a substantial amount of our data and content from third parties, our exposure to copyright infringement actions might increase. We rely upon these third parties as to the origin and ownership of licensed content. We generally obtain representations as to the origins and ownership of licensed content and generally obtain indemnification to cover any breach of any representations. However, these representations might not be accurate and indemnification might not be sufficient to provide adequate compensation for any breach of these representations.

     Others might assert infringement or other claims against us, whether resulting from our internally developed intellectual property or licenses or content from third parties. For example, in late 1999, DDB Technologies contacted us to solicit a license under three patents held by DDB Technologies. Likewise, in July 2000 we received a letter from Geoworks Corporation explaining its position that any service using wireless application protocol requires a license from Geoworks. We are considering these matters and have retained patent counsel to assist in evaluating the patents and determining our strategy relating to this request. Any future assertions or prosecutions could materially adversely affect our business, operating results and financial condition. Any claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, might not be available on acceptable terms, if at all. In the event a claim of infringement is successful and we fail or are unable to introduce new content, develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, operating results and financial condition could be materially and adversely affected.

EMPLOYEES

     On June 30, 2000, we employed 134 full-time employees (excluding employees in our print division, which is not part of the proposed merger with Quokka), comprised of 14 in finance and administration, 71 in production and operations, 32 in engineering, nine in e-commerce and eight in sales and marketing. In addition, we engage as independent contractors free-lance reporters, statisticians, photographers, camera

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

operators and editors. We do not have employment agreements with any of our employees except the employment agreement dated July 20, 2000, with Gary Stevenson, our president and chief executive officer, for a term extending until May 8, 2001. None of our current employees are represented by a labor union. We believe that our relationship with our employees is good. Competition for qualified personnel in our industry is intense.

PROPERTIES

     We are headquartered in Raleigh, North Carolina. Our facility, into which we relocated in August 1999, consists of approximately 27,000 square feet. The lease for this facility will expire in June 2009.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

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

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                 AND RESULTS OF OPERATIONS OF TOTAL SPORTS INC.

     You should read the following discussion of Total Sports, also referred to in this section as "the company," financial condition and results of operations with the company's consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Total Sports' actual results could differ materially from those anticipated in these forward-looking statements.

OVERVIEW

     Total Sports is an event-centered, online sports media company. It provides sports fans and enthusiasts with live, or real-time, simulcasts of events in eight collegiate and professional sports, game summaries, in-depth statistical analyses, breaking news and opportunities to purchase sports-related merchandise.

REVENUES

     Total Sports derives its revenues from three primary sources:

     - digital publishing;

     - print publishing; and

     - e-commerce.

     Digital publishing revenues result from the selling of sponsorships and banner advertisements, licensing of statistical data and content, and providing web site development services for third-parties. During 1998, 81.6% of Total Sports' revenues came from digital publishing. During 1999, 79.9% of the company's revenues came from digital publishing.

     Total Sports' sponsorships generally relate to specific sporting events, such as the NCAA men's basketball championships. The company derives advertising revenues from sales of banner advertisements on its web sites. Total Sports recognizes sponsorship revenues in the period that the sponsored event occurs and the sponsorship is displayed, provided that no significant obligations remain, such as unmet commitments for guaranteed minimum impressions, which are also known as "page views" or "hits." Total Sports recognizes advertising revenues ratably over the period in which the advertisement is displayed, provided that no significant obligations remain. In the event that the company's sponsorships or advertising arrangements contain minimum impressions guarantees, Total Sports recognizes revenue incrementally as progress is made toward the minimum impression commitments or using the straight-line method, whichever is less. During 1999, sponsorships accounted for 30.1% and advertising 54.5% of total digital publishing revenues.

     Total Sports recognizes licensing revenue for statistical data when the statistical data has been delivered and the company has no significant obligations. Total Sports recognizes content licensing revenue over the period of the license agreement as the company delivers the content. Total Sports recognizes web site development revenue as the services are performed, provided that no significant obligations remain. If web site development fees relate to or come from an agreement to license content, Total Sports recognizes the development fees revenue over the content license period. Total Sports records amounts billed or received for which services have not yet been provided as deferred revenue on its balance sheets.

     Total Sports derives print publishing revenues from the sale of sports encyclopedias, fan guides and other sports-related books. For titles the company publishes, Total Sports recognizes print publishing revenue upon the sale of the company's publications by a third-party distributor, which has historically been its primary distribution channel. In connection with these sales, Total Sports establishes a reserve for right of returns of approximately 37.0% at the time revenue is recognized. For titles that Total Sports co-publishes, the company recognizes revenues as it earns fixed advances that are paid to the company by

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the co-publisher. Print publishing revenues has been included in loss from discontinued operations for all periods presented.

     As discussed below in "-- Recent Developments," in March 2000, Total Sports adopted a plan to dispose of its print publishing segment.

     Total Sports derives e-commerce revenues from the sale of sports equipment, apparel, and memorabilia through the company's online stores and through its live event merchandising. During 1999, 20.1% of Total Sports' revenues came from e-commerce sales. Total Sports recognizes e-commerce revenue upon delivery of goods to its customers, which occurs only after credit card authorization. Total Sports does not maintain significant amounts of e-commerce inventory. During 1998 and 1999, approximately 75% of Total Sports' e-commerce transactions were purchased by the company from third-party manufacturers or distributors after the company received orders from customers. Total Sports expects this percentage to remain generally constant in future periods. For sales of merchandise, Total Sports is responsible for pricing and processing orders, arranging or authorizing delivery, processing merchandise returns, providing all customer support related to the transaction, and resolving customer disputes. Title to goods held on hand at Total Sports' offices transfers to the company at the time the goods are received by Total Sports from its suppliers. Title to goods purchased from distributors and shipped directly to customers transfers to Total Sports at the time the goods are shipped from the distributor. Title transfers from Total Sports to the final customer at the time the goods are delivered to and accepted by the customer. In the event goods are lost or damaged during shipment from or return to the distributor and coverage is denied by the commercial shipping company, Total Sports bears the risk of loss. Total Sports generally does not extend credit to e-commerce customers, except through third-party credit cards. Credit card sales account for approximately 100% of total e-commerce sales in 1998 and 1999. Total Sports bears no financial risk under these agreements except in the case of credit card fraud or merchandise return fraud. Total Sports' agreements with third-party credit companies provide for the electronic processing of credit approvals and the electronic submission of transactions. Upon the submission of these transactions to the credit card companies, they transmit payment to Total Sports' bank account. Accordingly, the company records the amounts as cash upon the electronic submission of the transaction to the appropriate processing agency. Payment from the credit card companies usually occurs within one to two days.

     Total Sports generally allows returns of e-commerce merchandise for any reason within 30 days of the sale. Accordingly, Total Sports provides for allowances for estimated future returns at the time of shipment based on historical data. During 1999, the company's rate of e-commerce product returns averaged 7.6% of total e-commerce revenues, but the future return rates could differ significantly from the company's historical averages.

     Sponsorship and advertising revenues are seasonal and event-driven, and are expected to constitute the majority of the company's future revenue growth as Total Sports focuses its efforts on adding new sponsors and increasing the volume of sponsorships with existing sponsors, as well as increasing the number and types of live events Total Sports covers and expanding the company's Total Sports networks. E-commerce revenues are expected to increase in absolute dollars in future periods but to decrease as a percentage of total revenues.

BARTER TRANSACTIONS

     In the past, Total Sports has entered into barter transactions in which the company accepted property and services, including computer equipment, advertising and promotional consideration, as payment for sponsorships and advertising sales. Total Sports records property and services received in barter transactions at fair market value based on the amounts normally charged by the company's partners or customers to third parties for similar property and services. Revenues from barter transactions represented 24.2% of the company's total revenues in 1998 and 18.0% of its total revenues in 1999. Total Sports intends to continue to enter into barter arrangements but expects to reduce bartering as a percentage of total revenues in future periods.

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

     During 1999, Total Sports entered into an agreement with NBC Sports for promotional and advertising services. Under the agreement, NBC Sports will provide $17.4 million in on-air promotion and marketing of all Total Sports' TotalCast programming for which it has broadcast rights over a 51-month period. The promotion and advertising received by Total Sports under this agreement will be recognized as sales and marketing expense in the consolidated financial statements as the services are provided by NBC Sports. The $17.4 million of promotion and advertising is expected to be received by Total Sports in the following periods: 1999 -- 6%; 2000 -- 20%; 2001 -- 30%; 2002 -- 22%; and
2003 -- 22%.

REVENUES DEPENDENT ON EXISTING MATERIAL RELATIONSHIPS

     Total Sports has secured rights with the NCAA through Host Communications to provide TotalCast coverage of NCAA championship events. During 1999, approximately 15% of the company's total revenues were from sponsorships of the NCAA men's basketball championships. No other single sporting event constituted a material portion of Total Sports' total revenues. The loss of the company's relationship with the NCAA could have material adverse effects on Total Sports' financial condition and results of operations.

COST OF REVENUES

     Digital publishing cost of revenues consists primarily of compensation and benefits for the editorial and operations staff, contract labor, commissions, royalty and license payments, content fees, and allocations of facilities and other shared costs such as depreciation, telecommunications and computer-related expenses.

     Print publishing cost of revenues consists primarily of the direct costs of Total Sports' print publications sold to customers, product fulfillment, amortization of deferred publishing costs such as author fees and royalty payments, license fees, and allocations of facilities and other shared costs. Print publishing cost of revenues has been included in loss from discontinued operations for all periods presented.

     E-commerce cost of revenues consists primarily of the direct costs of Total Sports' merchandise sold to customers, costs associated with credit cards and other commissions, outbound shipping and handling costs, and allocations of facilities and other shared costs.

OPERATING EXPENSES

     Product development expenses consist primarily of compensation and benefits for Total Sports' operations staff that support the development of new product offerings and product enhancements, as well as allocations of facilities and other shared costs.

     Sales and marketing expenses consist primarily of compensation and benefits for Total Sports' sales, marketing and public relations staff, advertising, allocations of facilities and other shared costs, and the value of the advertising the company receives in barter transactions in exchange for content or advertising on the company's Total Sports networks.

     General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative staff, professional fees for legal and accounting services, insurance, other office expenses, and allocations of facilities and other shared costs.

     Amortization expense consists of amortization of goodwill resulting from acquisitions, which is amortized over its useful life.

OTHER INCOME (EXPENSE), NET

     Other income (expense), net, consists of minority interest in joint venture losses (earnings), equity in earnings (loss) of affiliate, interest income, interest expense and other income.

     Since inception, Total Sports has devoted a substantial portion of its resources to the development of the company's proprietary publishing and TotalCast technologies and the development of key corporate
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relationships. Total Sports has been dependent on funding from debt and equity financing and strategic corporate alliances. The company has not been profitable since inception, and had an accumulated deficit of approximately $64,613,000 as of June 30, 2000. Total Sports expects to incur additional operating losses in connection with its continued technology development, increased marketing efforts, and expansion of the company's workforce.

RESTATEMENT

     The financial statements of Total Sports have been restated. Total Sports restated these financial statements in response to comments made by the staff of the Securities and Exchange Commission during the recent initial public offering process and to conform the financial statement presentation to that of peer companies in the sports Internet industry.

RECENT DEVELOPMENTS

     Subsequent to December 31, 1999, Total Sports terminated 88 employees. The annual salary and benefits of these employees was approximately $1,653,000.

     On June 8, 2000, Total Sports entered into an agreement with Quokka Sports, Inc. to sell the company's 25.0% investment in Golf.com, L.L.C. to Quokka for
1.375 million shares of Quokka's common stock, valued at approximately $7.4 million based on the closing price of Quokka stock on the date of the agreement. Total Sports will continue to operate the Golf.com web site in connection with its existing operating agreement with Golf.com.

     On July 20, 2000, Total Sports entered into a definitive agreement with Quokka to exchange all outstanding shares of the company's common stock and preferred stock and rights to purchase Total Sports common and preferred stock for up to 15,000,000 shares of Quokka's common stock, valued at $129.0 million, based on an average stock price around the date the transaction was announced, not including acquisition costs and charges. Under the terms of the definitive agreement, Quokka will acquire the net assets and operations of Total Sports' digital and e-commerce segments. Quokka will not acquire the net assets or operations of the company's print publishing segment. The definitive agreement expires on December 31, 2000. In the event the merger is not consummated by December 31, 2000 due to the failure of to obtain approval of the merger by stockholders of Quokka or Total Sports or either company's violation of requirements of the of the agreement, a penalty of $7.5 million is payable to the breached party. The final purchase price is subject to net deficit requirements and other adjustments resulting from a closing balance sheet audit to be performed within 45 days of the closing of the merger.

     On August 18, 2000, Total Sports signed a definitive agreement to sell its print publishing segment to a management buyout group, Thorn Media, Inc., for one dollar and the assumption of liabilities. In conjunction with the sale, Total Sports entered into a license agreement with Thorn Media for certain uses of Total Sports' trademarks for three years. This transaction is currently expected to close by the end of the third quarter of 2000.


     In September 2000, Total Sports issued 9% demand promissory notes in the aggregate principal amount of approximately $6,800,000. Winstar Interactive Ventures, Piedmont Venture Partners, Frank Daniels, Jr., Frank Daniels III, Bull Run Corporation, Zilkha Capital Partners and TCV III, all Total Sports shareholders, and other related parties participated in these notes.


ACQUISITION HISTORY

     Total Sports has made a series of acquisitions of and investments in sports information and sports technology companies. The table below provides information about the five acquisitions and the one equity investment Total Sports has completed through December 31, 1999. All of the company's acquisitions

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have been accounted for under the purchase method of accounting, with resulting goodwill amortized over periods ranging from 19 months to 5 years.

                                                           PURCHASE PRIMARY TECHNOLOGY/
    DATE ACQUIRED              NAME OF COMPANY                   PRODUCT ACQUIRED           PURCHASE PRICE
    -------------              ---------------             ----------------------------     --------------
March 31, 1997.......  KOZ Inc.                          Internet sports content platform     $1,414,240
                                                         Print publishing and statistical
March 31, 1997.......  Sports Extra, Inc.                Databases                               233,548
December 22, 1997....  DesignNet, Inc.                   Electronic commerce platform             16,571
June 2, 1998.........  Total College Communications Co.  Collegiate marketing licenses           314,228
July 29, 1998........  Golf.Com, L.L.C.                  Golf content and merchandising          250,000
                                                         NASCAR(TM) content and
June 4, 1999.........  Long Distance Technologies, Inc.  broadcasting                          3,640,333

     Prior to the KOZ acquisition, Total Sports had no operations. The KOZ acquisition provided the nucleus for the development of both the company's TotalCast technology and sports networks. Subsequent to the Sports Extra acquisition, Total Sports formed the print publishing segment, which uses statistical data derived from the company's digital publishing activities to publish statistical encyclopedias and guides, as well as develops original sports-related books. The Total College Communications acquisition allowed Total Sports to secure licensing rights for providing TotalCast coverage of NCAA championship events, including the men's NCAA basketball championships. The Golf.com investment and Long Distance Technologies acquisition provided the technology and content for the development of Total Sports' Total Golf and Total Motor Racing networks, which were both new markets in which Total Sports had no prior exposure. With the exception of the Golf.com investment and the Long Distance Technologies acquisition, all of Total Sports' businesses acquired since inception have been incorporated into the company's general operations. Long Distance Technologies was merged into Total Motorsports Inc., a wholly-owned subsidiary of Total Sports.

     Total Sports' acquisitions have resulted in significant amounts of goodwill, which is amortized over periods ranging from three to five years. The company expects amortization of goodwill outstanding at June 30, 2000, will reduce its future earnings as follows:

                                                   AMORTIZATION
                                                     EXPENSE
                                                   ------------
2000.............................................   $1,176,000
2001.............................................      116,000
2002.............................................        7,000
                                                    ----------
                                                    $1,299,000
                                                    ==========

     The following table summarizes the number of employees acquired from acquisitions, the method of payment and the nature of primary liabilities assumed.

                                   NUMBER OF
         NAME OF COMPANY           EMPLOYEES   PRIMARY LIABILITIES ASSUMED         METHOD OF PAYMENT
         ---------------           ---------   ---------------------------         -----------------
KOZ Inc. ........................     36       Accounts payable             Proceeds from line of credit
Sports Extra, Inc. ..............      6       Accounts and notes payable   Issuance of 290,323 shares of
                                                                            common stock and forgiveness of
                                                                            $100,000 note receivable
DesignNet, Inc. .................      3       Accounts payable             Issuance of 33,142 shares of
                                                                            common stock
Total College Communications          --       Accounts payable             Issuance of 418,971 shares of
  Co. ...........................                                           common stock
Golf.Com, L.L.C..................     --       None                         Cash on hand
Long Distance Technologies,            1       Accounts and notes payable   Issuance of 284,401 shares of
  Inc. ..........................                                           common stock

     None of Total Sports' acquisitions had contingent payment terms except the Long Distance Technologies acquisition. The shares of Total Sports' common stock issued as consideration in the Long Distance Technologies acquisition were placed in escrow until any and all indemnification claims or disputed claims notices have been satisfied. In accordance with the escrow agreement, 94,800 shares were
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released from escrow effective June 4, 2000. Additional shares will be released upon the effectiveness of a registration statement for the sale of the shares held in escrow in a underwritten public offering registered under the Securities Act of 1933, or the consummation of a transaction or series of events that result in the escrowed shares becoming publicly traded. The number of shares to be released in this event will be such that $4.0 million worth will remain in escrow. The remainder of the escrowed shares shall be released December 4, 2000, to the extent the escrowed shares are not required to be forfeited in satisfaction of indemnification claims or disputed claims notices.

     Total Sports believes that its acquisitions and equity investments have afforded the company opportunities to both integrate new sports-related technologies into its services and provide access to sectors of the sports entertainment market not previously available to the company.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1999

     Total Revenues. Total revenues for the six months ended June 30, 2000 were $5,337,000 compared to $3,328,000 for the six months ended June 30, 1999, an increase of $2,009,000. The increase in total revenues is primarily attributable to increased sales of sponsorships and an increase in advertising campaigns.

     Digital Publishing Revenues. Digital publishing revenues increased to $4,516,000 for the six months ended June 30, 2000 from $2,627,000 for the six months ended June 30, 1999, an increase of $1,889,000. The increase in digital publishing revenues is primarily attributable to increases in sales of sponsorships and advertising. Total Sports expects digital publishing revenues to increase in future periods in both absolute dollars and as a percentage of total revenues due to the company's efforts to add new sponsors and increase the volume of sponsorships with existing sponsors, as well as its effort to increase the number and types of live events it covers. Total Sports anticipates the majority of its future growth will be derived from sales of sponsorships and advertising related to the company's Total Sports networks. Also, barter transactions for sponsorship and advertising for the six months ended June 30, 2000 were $77,000 compared to $554,000 for the six months ended June 30, 1999, a decrease of $477,000. The decrease is due primarily to the change in accounting treatment due to the adoption of EITF 99-17, Accounting for Advertising Barter Transactions.

     E-commerce Revenues. E-commerce revenues increased to $821,000 for the six months ended June 30, 2000 from approximately $701,000 for the six months ended June 30, 1999, an increase of approximately $120,000. The increase in e-commerce revenues is primarily attributable to increases in merchandise sales from the Total College Sports Network and Golf.com on-line stores.

     Total Cost of Revenues. Total cost of revenues for the six months ended June 30, 2000 was $8,723,000 compared to $4,409,000 for the six months ended June 30, 1999, an increase of $4,314,000. The increase in total cost of revenues is primarily attributable to increased volume of sponsorship, advertising and e-commerce sales.

     Digital Publishing Cost of Revenues. Digital publishing costs of revenues increased to $7,945,000 for the six months ended June 30, 2000 from $3,866,000 for the six months ended June 30, 1999, an increase of $4,079,000. This increase is due primarily to the increased volume of sponsorship and advertising as discussed above.

     E-commerce Cost of Revenues. E-commerce cost of revenues increased to $778,000 for the six months ended June 30, 2000 from $543,000 for the six months ended June 30, 1999, an increase of $235,000. The increase in e-commerce cost of revenues is due primarily to the direct costs of merchandise associated with the increased volume of sales of golf merchandise from the Golf.com on-line store, which generate lower margins than the company's other e-commerce merchandise.

     Product Development Expenses. Product development expenses increased to $3,063,000 for the six months ended June 30, 2000 from approximately $1,953,000 for the six months ended June 30, 1999, an

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increase of $1,110,000. The increase in product development expenses is due primarily to planned increases in expenditures related to improving the company's TotalCast technology for existing sports and adding TotalCast coverage of additional sports, as well as planned increases in the number of employees performing product development projects. Total Sports expects product development expenses to increase in absolute dollars as the company continues to enhance its TotalCast technology and develop new service offerings.

     Sales and Marketing Expenses. Sales and marketing expenses increased to $7,741,000 for the six months ended June 30, 2000 from approximately $1,607,000 for the six months ended June 30, 1999, an increase of $6,134,000. The increase in sales and marketing expenses is due primarily to continued efforts to build a dedicated sales force, increased advertising, including $3,500,000 of expense related to "Total Devotion" advertising campaign, and $687,000 of expense related to the company's promotion and advertising agreement with NBC Sports. Total Sports expects sales and marketing expenses to increase in absolute dollars in future periods as the company continues to hire additional sales and marketing personnel and to expand its marketing and promotional activities.

     General and Administrative Expenses. General and administrative expenses increased to $4,642,000 for the six months ended June 30, 2000 from $1,210,000 for the six months ended June 30, 1999, an increase of $3,432,000. The increase in general and administrative expenses is primarily due to planned increases in administrative and financial personnel, professional fees related to the company's intended initial public offering, which was withdrawn in May 2000, travel expenses and rent for office facilities.

     Amortization Expense. Amortization expense consists of amortization of goodwill resulting from acquisitions. Amortization expense increased to $1,285,000 for the six months ended June 30, 2000 from approximately $515,000 for the six months ended June 30, 1999, an increase of $770,000. The increase in amortization expense is primarily due to six months of amortization of goodwill resulting from the acquisition of Long Distance Technologies, Inc. totaling $525,000. The Long Distance Technologies acquisition occurred on June 4, 1999. Included in amortization expense is the amortization of capitalized computer software costs.

     Other Income (Expense), Net. Other income (expense), net, increased to income of $122,000 for the six months ended June 30, 2000 from expense of $140,000 for the six months ended June 30, 1999, an increase of $262,000.

     Income Taxes. No benefit for federal and state income taxes is reported in the financial statements for the six months ended June 30, 2000 or 1999 because the net deferred tax assets generated, consisting primarily of operating and economic loss carryforwards, were offset by a full valuation allowance.

     Loss From Continuing Operations. Total Sports had a loss from continuing operations of $19,995,000 for the six months ended June 30, 2000 as compared to $6,507,000 for the six months ended June 30, 1999, an increase of $13,488,000. The company expects to incur losses from continuing operations for the foreseeable future as Total Sports incurs expenses to enhance its current product offerings, develop new products and services, and pursue new strategic partnerships to grow its business.

     Loss From Discontinued Operations. On March 21, 2000, Total Sports adopted a plan to sell its print publishing segment. Total Sports has entered into a Bill of Sale and Assumption of Liabilities Agreement with Thorn Media, Inc. to sell substantially all its assets used in its print publishing division to Thorn Media in exchange for one dollar and Thorn Media's assumption of liabilities related to the print division. The sale is currently expected to be completed in the third quarter of 2000. Accordingly, the operations of the discontinued print publishing business have been segregated in the accompanying consolidated statements of operations. Net revenues, cost of sales and operating expenses associated with the discontinued operations have been reclassified for all periods presented. No allocation of interest income or interest expense has been attributed to the discontinued operations.

     Loss from the operations of the discontinued segment for the six months ended June 30, 2000 increased to $1,242,000 from $1,133,000 for the six months ended June 30, 1999, an increase of $109,000. The increase in the loss from the operations of the discontinued segment is due primarily to a decrease in
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

sales. Total revenues from the print publishing segment were $773,000 for the six months ended June 30, 2000, and $1,041,000 for the six months ended June 30, 1999, a decrease of $268,000. The decrease in revenues was due primarily to the timing of the release of the spring 2000 book titles, the majority of which were not released until late March 2000.

     Loss On Disposal of Discontinued Operations. In addition to the $1,242,000 loss from the operations of the discontinued segment for the six months ended June 30, 2000, Total Sports had a loss on disposal of the discontinued segment of $5,400,000. This loss includes a charge for estimated losses of the print publishing segment during the phase-out period of $1,000,000, a write-down of the print publishing segment's assets to net realizable value of $3,200,000 and estimated costs to terminate certain contractual obligations of $1,100,000.

     Net Loss. Total Sports had a net loss of $26,658,000 for the six months ended June 30, 2000 as compared to $7,639,000 for the six months ended June 30, 1999, an increase of $19,019,000. The company expects to incur net losses for the foreseeable future as Total Sports incurs expenses to enhance its current product offerings, develops new products and services, and pursues new strategic partnerships to grow its business.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

     Total Revenues. Total revenues for 1999 were $6,752,000 compared to $2,366,000 for 1998, an increase of $4,386,000. The increase in total revenues is primarily attributable to increased sales of sponsorships, advertising and e-commerce merchandise. Barter transactions, in which Total Sports received advertising or other goods and services in exchange for content or advertising on the company's Total Sports networks, accounted for approximately 18.0% of Total Sports' total revenues in 1999. Barter transactions in exchange for advertising on the Total Sports networks and the company's print publications accounted for approximately 24.2% of the company's total revenues in 1998. In future periods, Total Sports intends to maximize cash digital publishing revenue, although the company will continue to enter into barter relationships as appropriate.

     Digital Publishing Revenues. Digital publishing revenues increased to $5,397,000 in 1999 from $1,930,000 in 1998, an increase of $3,467,000. The increase in digital publishing revenues is primarily attributable to increases in sales of sponsorships and advertising, including sales from Golf.com, in which Total Sports acquired an interest in mid-1998. Sales from Golf.Com were $1,074,000 in 1999. Total Sports had no sales of sponsorships or advertising from Golf.Com in 1998. In addition, the company had sales of $296,000 related to broadcasts of NASCAR races, the rights to which Total Sports acquired in its acquisition of Long Distance Technologies in June 1999. Total Sports also had sales of $535,000 related to Beer.com, a web site the company developed for Labatt Brewing Company, which launched in October 1999. Also, barter transactions for sponsorships and advertising in 1999 were $1,210,000 as compared to $572,000 in 1998.

     Total Sports expects digital publishing revenues to increase in future periods in both absolute dollars and as a percentage of total revenues due to the company's efforts to add new sponsors and increase the volume of sponsorships with existing sponsors, as well as its effort to increase the number and types of live events it covers. Total Sports anticipates the majority of its future growth will be derived from sales of sponsorships and advertising related to the company's Total Sports networks.

     E-commerce Revenues. E-commerce revenues increased to $1,356,000 in 1999 from approximately $435,000 in 1998, an increase of approximately $921,000. The increase in e-commerce revenues is primarily attributable to increases in merchandise sales from the Total Sports College Network stores and a full year of sales from the Golf.com on-line store. Sales from Golf.com were $479,000 in 1999 compared to $240,000 in 1998, an increase of $239,000.

     Total Cost of Revenues. Total cost of revenues for 1999 was $9,957,000 compared to $3,902,000 in 1998, an increase of $6,055,000. The increase in total cost of revenues is primarily attributable to the

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

increased volume of sponsorship, advertising and e-commerce sales, increased staffing levels and costs associated with increased sales of print publications.

     Digital Publishing Cost of Revenues. Digital publishing costs of revenues increased to $8,765,000 in 1999 from $3,570,000 for 1998, an increase of $5,195,000. This increase is due primarily to planned increases in the number of employees in the company's editorial and operations staff over prior periods totaling approximately $1,200,000, increases in contract labor, travel costs and other outside services due to expanded coverage of sporting events totaling approximately $2,400,000, and increases in commissions relating to sponsorships of NCAA championships and other advertising of approximately $1,000,000.

     E-commerce Cost of Revenues. E-commerce cost of revenues increased to $1,191,000 in 1999 from $332,000 in 1998, an increase of $859,000. The increase in e-commerce cost of revenues is due primarily to the direct costs of merchandise associated with the increased volume of sales and increased sales of golf merchandise from the Golf.com on-line store, which generate lower margins than the company's other e-commerce merchandise.

     Product Development Expenses. Product development expenses increased to $4,033,000 in 1999 from approximately $2,550,000 for 1998, an increase of $1,483,000. The increase in product development expenses is due primarily to planned increases in expenditures related to improving TotalCast technology for existing sports and adding TotalCast coverage of additional sports and planned increases in the number of employees performing product development projects. Total Sports expects product development expenses to increase in absolute dollars as the company continues to enhance its TotalCast technology and develop new service offerings.

     Sales and Marketing Expenses. Sales and marketing expenses increased to $5,217,000 in 1999 from approximately $2,729,000 in 1998, an increase of $2,488,000. The increase in sales and marketing expenses is due primarily to continued efforts to build a dedicated sales force and increased advertising, including $1,110,000 of expense related to barter transactions and $876,000 of expense related to the company's promotion and advertising agreement with NBC Sports. Total Sports expects sales and marketing expenses to increase in absolute dollars in future periods as the company continues to hire additional sales and marketing personnel and to expand its marketing and promotional activities.

     General and Administrative Expenses. General and administrative expenses increased to $3,745,000 in 1999 from $1,880,000 in 1998, an increase of $1,865,000. The increase in general and administrative expenses is primarily due to planned increases in administrative and financial personnel, increases in professional fees, and increases in rent for office facilities.

     Amortization Expense. Amortization expense consists of amortization of goodwill resulting from acquisitions. Amortization expense increased to $1,906,000 in 1999 from approximately $572,000 in 1998, an increase of $1,334,000. The increase in amortization expense is primarily due to seven months of amortization of goodwill resulting from the company's acquisition of Long Distance Technologies totaling $1,226,000. The Long Distance Technologies acquisition occurred on June 4, 1999.

     Other Income (Expense), Net. Other income(expense), net decreased to expense of $419,000 in 1999 from expense of $440,000 in 1998, a decrease of $21,000. This decrease was primarily attributable to the change in equity in earnings of Golf.com from a loss of $24,000 in 1998 to income of $100,000 in 1999, a difference of $124,000. In addition, results of operations for 1998 reflects an expense of $42,000 from Total Sports' interest in the earnings of the company's Total College Communications joint venture. Total Sports acquired the remaining 50% of Total College Communications on June 2, 1998 and, consequently, its entire operating results are a part of the company's consolidated results for 1999.

     Income Taxes. No benefit for federal and state income taxes is reported in the financial statements in 1999 or 1998 because the net deferred tax assets generated, consisting primarily of operating and economic loss carryforwards, were offset by a full valuation allowance.

     Loss From Continuing Operations. Total Sports had a loss from continuing operations of $18,525,000 in 1999 as compared to $9,707,000 for 1998, an increase of $8,818,000. Total Sports expects to incur losses from continuing operations for the foreseeable future as the company incurs expenses to enhance its current product offerings, develop new products and services, and pursue new strategic partnerships to grow its business.

     Loss From Discontinued Operations. Loss from discontinued operations increased to $3,302,000 in 1999 from $2,130,000 in 1998, an increase of $1,172,000. Total revenues from the print publishing segment were $1,831,000 in 1999, and $1,315,000 in 1998, an increase of $516,000. The increase in print publishing revenue is due primarily to 26 titles being available for sale during 1999 as compared to seven titles available during 1998. The increase in revenues was offset by increased cost of revenues resulting from the new titles and increased salary costs, product development costs, and general and administrative expenses related to Total Sports' print facility.

     Net Loss. Total Sports had a net loss of $21,827,000 in 1999 as compared to $11,837,000 in 1998, an increase of $9,990,000. Total Sports expects to incur net losses for the foreseeable future as the company incurs expenses to enhance its current product offerings, develop new products and services, and pursue new strategic relationships to grow its business.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE PERIOD FROM FEBRUARY 20, 1997 TO DECEMBER 31, 1997

     Total Revenues. Total revenues for the year ended December 31, 1998 were $2,366,000 compared to $934,000 for the period from February 20, 1997 to December 31, 1997, an increase of $1,432,000. The increase in total revenues is primarily attributable to increased sales of sponsorships and print publications as discussed below and a full year of operations in 1998 versus 1997. Total Sports' principal operations during 1997 did not begin until after the acquisition of its sports content business from KOZ Inc. on March 31, 1997.

     Barter transactions in which Total Sports received advertising or other goods and services in exchange for content or advertising on the company's Total Sports networks accounted for approximately 17.5% of the company's total revenues in 1998. Total Sports had no barter revenues during 1997.

     Digital Publishing Revenues. Digital publishing revenues increased to $1,930,000 in 1998 from $921,000 in 1997, an increase of $1,009,000. The increase in digital publishing revenues is primarily attributable to increases in sales of sponsorships and advertising and $572,000 in barter transactions for sponsorships and advertising in 1998. Total Sports had no barter transactions for sponsorships and advertising in 1997.

     E-commerce Revenues. E-commerce revenues increased to $435,000 in 1998 from $14,000 in 1997, an increase of approximately $421,000. The increase in e-commerce revenues is primarily attributable to the increase in the number of online e-commerce stores from two as of December 31, 1997 to 13 as of December 31, 1998.

     Total Cost of Revenues. Total cost of revenues in 1998 was $3,902,000 compared to $1,380,000 in 1997, an increase of $2,522,000. The increase in total cost of revenues is primarily attributable to increases in staffing, sales of print publications and e-commerce activities, and a full year of operations in 1998 versus 1997.

     Digital Publishing Cost of Revenues. Digital publishing cost of revenues increased to $3,570,000 in 1998 from $1,379,000 in 1997, an increase of $2,191,000. The increase is due primarily to planned increases in the editorial and operations staff over the prior year totaling approximately $744,000, increases in contract labor and other outside services due to the company's expanded coverage of sporting events totaling approximately $1,194,000, and increases in commissions relating to sponsorships of NCAA championships of approximately $164,000.

     E-commerce Cost of Revenues. E-commerce cost of revenues increased to $332,000 in 1998 from $1,000 in 1997, an increase of $331,000. The increase in e-commerce cost of revenues is due primarily to the direct costs of merchandise associated with the increased volume of e-commerce sales.

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     Product Development Expenses. Product development expenses increased to
$2,550,000 in 1998 from approximately $1,311,000 in 1997, an increase of $1,239,000. The increase in product development expenses is due primarily to planned increases in expenditures related to improving TotalCast technology and adding TotalCast coverage of additional sports, including increased usage of contract labor and other outside services, and planned increases in the number of employees performing product development projects.

     Sales and Marketing Expenses. Sales and marketing expenses increased to $2,729,000 in 1998 from approximately $577,000 in 1997, an increase of $2,152,000. The increase in sales and marketing expenses is due primarily to increases in marketing salaries and benefits, travel expenses and advertising resulting from efforts to build a dedicated sales force and to expand the company's marketing activities. In 1998, Total Sports had $572,000 of expense related to barter transactions. Total Sports had no barter transactions in 1997.

     General and Administrative Expenses. General and administrative expenses increased to $1,880,000 in 1998 from $356,000 in 1997, an increase of $1,524,000. The increase in general and administrative expenses is primarily due to planned increases in administrative and financial staff, increased professional fees, increased rent for office facilities and a full year of operations in 1998 compared to 1997.

     Amortization Expense. Amortization expense increased to $572,000 in 1998 from approximately $322,000 in 1997, an increase of $250,000. The increase in amortization expense is primarily due to a full year of amortization of goodwill resulting from the KOZ and Sports Extra acquisitions, which occurred on March 31, 1997.

     Other Income (Expense), Net. Other income (expense), net, increased to expense of $440,000 in 1998 from expense of $234,000 in 1997, an increase of $206,000. This increase was primarily attributable to an increase in interest expense to $507,000 in 1998 from $100,000 in 1997, an increase of $407,000. The increase in interest expense is due primarily to increased borrowings on, interest on four convertible notes payable issued in 1998 for proceeds of $3.6 million, and amortization of the discount related to warrants issued in connection with the four convertible notes. Because all four notes payable were converted into series C preferred stock in 1998, the entire discount attributable to the warrants, totaling $146,000, was charged to interest expense during 1998. In addition, minority interest in joint venture earnings and losses changed from a loss of $138,000 in 1997 to earnings of $42,000 in 1998, a difference of $180,000. This change is due to the increase in Total College Communications' reported earnings of $83,000 in 1998 as compared to losses of $276,000 in 1997. Total Sports acquired the remaining 50% interest in Total College Communications on June 2, 1998.

     Income Taxes. No benefit for federal and state income taxes is reported in the financial statements for 1998 or 1997 because the net deferred tax assets generated, consisting primarily of operating and economic loss carryforwards, were offset by a full valuation allowance.

     Loss From Continuing Operations. Total Sports had a loss from continuing operations of $9,707,000 in 1998 as compared to $3,244,000 for 1997, an increase of $6,463,000. Total Sports expects to incur losses from continuing operations for the foreseeable future as the company incurs expenses to enhance its current product offerings, develop new products and services, and pursue new strategic partnerships to grow its business.

     Loss From Discontinued Operations. Loss from discontinued operations increased to $2,130,000 in 1999 from $903,000 in 1997, an increase of $1,227,000. Total revenues from the print publishing segment were $1,315,000 in 1998, and $257,000 in 1997, an increase of $1,058,000. The increase in print publishing revenues is due to the fact that our publishing operations did not commence until the summer of 1997, as compared to a full year of operations in 1998. Seven titles were available for sale during 1998 as compared to three titles during 1997. During 1998, Total Sports recognized $699,000 in net revenues from the company's publication, Total Hockey, and $97,000 in barter transactions for print publications. Total Sports had no sales of Total Hockey or barter transactions for print publications in 1997. The increase in print publishing revenues was offset by increased cost of revenues due to the fact that publishing operations did not commence until the summer of 1997 as compared to a full year of operations in 1998, and the increased number of titles available in 1998 over 1997.

     Net Loss. Total Sports had a net loss of $11,837,000 in 1998 as compared to $4,147,000 in 1997, an increase of $7,690,000. Total Sports expects to incur net losses for the foreseeable future as the company incurs expenses to enhance its current product offerings, develop new products and services, and pursue new strategic relationships to grow its business.

LIQUIDITY AND CAPITAL RESOURCES

     Total Sports' capital requirements have been and will continue to be significant, and to date, the company's cash requirements have exceeded its cash flow from operations. Since inception in 1997, the company has satisfied cash requirements and financed its operations primarily through borrowings, capital lease financings, convertible bridge loans and private sales of its equity securities.

     From the company's inception in February 1997 through June 1997, Total Sports funded operations with $750,000 in equity contributions from its founders. In June 1997, Total Sports completed a private placement of the company's series A preferred stock and common stock warrants with net proceeds of $1,180,000. In November 1997, Total Sports completed a private placement of its series B preferred stock with net proceeds of $1,937,000. In August 1998 and January and April 1999, Total Sports completed private placements of the company's series C and C1 preferred stocks with net proceeds totaling $15,617,000. In November 1999, Total Sports completed an approximately $35,500,000 private placement of the company's series D preferred stock. Included in the proceeds of this placement is $6,500,000 from previously issued convertible notes that were converted into series D preferred stock.

     In addition to funding ongoing operations and capital expenditures, Total Sports' principal commitments consist of various obligations under short and long-term borrowings, notes payable, operating leases and capital leases. On February 24, 1999, Total Sports issued a note payable for $114,921 to First Raleigh Telex, LLC, a related entity controlled by Frank A. Daniels, Jr., a director and stockholder of Total Sports. The note is due on February 24, 2002, bears interest at 9.0% per annum, and is collateralized by computer equipment. In November 1999, Total Sports paid off its outstanding $3,966,000 line of credit with First Union National Bank from the proceeds from the offering of the company's series D preferred stock. Between June and November 1999, Total Sports entered into convertible bridge loans for $6.5 million. In November 1999, the $6.5 million aggregate principal amount of these loans was converted into 391,802 shares of Total Sports' series D preferred stock. In June 2000, Total Sports entered into convertible bridge loans with certain preferred shareholders for approximately $4.2 million. The convertible bridge loans bear interest at 9.0% per annum and are payable on December 31, 2000.

     On August 13, 1999, Total Sports entered into a ten-year operating lease for office space with First Raleigh Telex. This lease requires monthly payments of $24,923. As of December 31, 1999, total rent expense for all outstanding operating leases was approximately $83,575 per month. During 1999, Total Sports entered into capital leases for the use of certain computer and telecommunications equipment with purchase prices totaling approximately $502,000. These 1999 capital leases require total monthly payments of approximately $22,000 through June 2002. Total payments for all outstanding capital leases as of December 31, 1999 were approximately $31,000 per month.

     As of December 31, 1999, Total Sports had $17,671,000 in cash and cash equivalents. Net cash used in operating activities was $3,825,000 for 1997, $9,860,000 for 1998, $16,674,000 for 1999, and $6,622,000 for the six months ended June 30, 1999 and $18,162,000 for the six months ended June 30, 2000. Net cash used in operating activities resulted from Total Sports' net operating losses, adjusted for certain non-cash items including compensation and interest expense related to the issuance of options and warrants to key employees and business partners. Non-cash charges relating to the issuance of these options and warrants were $212,000 for 1998 and $240,000 in 1999. Non-cash charges relating to depreciation and amortization expense were $703,000 for 1997, $1,358,000 for 1998 and $4,014,000 for 1999.

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

     Net cash used in investing activities was $1,772,000 for 1997, $964,000 for 1998, $2,118,000 for 1999, $376,000 for the six months ended June 30, 1999 and
$1,510,000 for the six months ended June 30, 2000, respectively. Net cash used in investing activities resulted primarily from capital expenditures relating to purchases of computer and office equipment and acquisitions of and investments in related businesses.

     Net cash provided by financing activities was $5,834,000 for 1997, $11,272,000 for 1998, $35,778,000 for 1999, $6,373,000 for the six months ended
June 30, 1999 and $3,861,000 for the six months ended June 30, 2000. Net cash provided by financing activities for these periods included the issuance of short and long-term borrowings and notes payable, long-term capital lease obligations and preferred stock, common stock and warrants.

     No provision for federal or state income taxes has been recorded because Total Sports incurred net operating losses for all periods. However, the company has paid state franchise taxes during 1997, 1998 and 1999. As of December 31, 2000, Total Sports had approximately $32,000,000 of net operating and economic loss carryforwards available to offset future federal and state taxable income. These carryforwards expire in years 2011 through 2019. As a result of various equity transactions during 1997, 1998 and 1999, Total Sports believes it has undergone an "ownership change" as defined by Section 382 of the Internal Revenue Code. Accordingly, the use of a portion of the net operating and economic loss carryforwards may be limited. Due to this limitation, and the uncertainty regarding the ultimate use of the net loss carryforwards, Total Sports has not recorded any net tax benefit for losses by the provision of a valuation allowance for the entire amount of the company's net deferred tax assets. In addition, future sales by Total Sports of shares of its capital stock might further restrict the company's ability to use its net operating loss carryforwards.

     Total Sports has experienced a substantial increase in operating expenses since inception in connection with the growth of the company's operations and staffing and the expansion of its service offerings. From the company's inception, Total Sports has incurred net losses of more than $64,500,000, including losses of approximately $21,827,000 in 1999 and $26,658,000 during the six months ended June 30, 2000. Total Sports' capital requirements for the year ending December 31, 2000 depend on numerous factors, including the amount of resources to be devoted to:

     - improving and extending services offerings;

     - expanding strategic relationships;

     - making investments in or acquisitions of businesses, products and technologies; and

     - expanding sales and marketing programs and conducting more aggressive campaigns to strengthen brand recognition.

     As of June 30, 2000, Total Sports had approximately $1,900,000 in cash and cash equivalents. The company has determined that it must raise additional funds to support operations and implement its business strategy over the next 12 months, and is undertaking efforts to raise additional capital. These efforts include obtaining bridge financing and additional capital contributions from existing stockholders. Total Sports believes that the net proceeds from these sources, along with cash and cash equivalents on hand, will be sufficient to fund the company's cash requirements for operations, working capital, and capital expenditures for at least the next 12 months. Thereafter, Total Sports might need to raise additional funds. Although no assurances can be given that the efforts to raise additional capital will be successful, based on the company's history of raising equity, Total Sports believes that it can successfully raise the funds necessary to support the company's plans for the next 12 months. In the event that Total Sports is unable to raise such additional funds, management has prepared a contingency operating plan that consists of reduction in personnel and marketing expenditures which, in the opinion of management, could be implemented and would allow Total Sports to continue its operations for a reasonable period of time. However, the full implementation of this contingency plan could have material adverse effects on long-term operations. This discussion is neither an offer to sell nor a solicitation of an offer to buy any of the securities mentioned above.

NEWLY ADOPTED ACCOUNTING STANDARDS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. Statement of Position 98-1 is effective for financial statements for years beginning after December 15, 1998. Statement of Position 98-1 provides guidance over accounting for computer software development or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The adoption of this statement by Total Sports did not have a significant effect on the company's capitalization policy or on its financial statements during the year ended December 31, 1999.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Statement of Position 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start up activities and organization costs to be expensed as incurred. As Total Sports has expensed these costs historically, the adoption of this standard did not have an impact on the company's results of operations, financial position, or cash flows for the year ended December 31, 1999.

     In January 2000, the Emerging Issues Task Force, or "EITF", reached a consensus on EITF 99-17, Accounting for Advertising Barter Transactions, which is referred to as the "Issue". This Issue states that revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. If the fair value of the advertising surrendered in the barter transaction is not determinable within the limits of this Issue, the barter transaction should be recorded based on the carrying amount of the advertising surrendered, which will likely be zero. This Issue should be applied either prospectively to transactions after January 20, 2000, or as a change in accounting principle. Total Sports has elected to adopt the provisions of the Issue prospectively. Had Total Sports adopted the previous of EITF 99-17 as of February 20, 1997, the company's date of inception, reported barter revenues would not have decreased in 1997 and would have decreased by $427,000 in 1998 and $1,110,000 in 1999.

     On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101. SAB No. 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The SEC issued Staff Accounting Bulletin No. 101B on June 26, 2000, which delays the implementation date of SAB No. 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Total Sports adopted SAB No. 101 as of January 1, 2000; however, this bulletin does not have a significant impact on Total Sports' revenues.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Statement of Financial Accounting Standards No. 133, as amended by Nos. 137 and 138, is effective for the first fiscal quarter of fiscal 2001; earlier application is encouraged. As of December 31, 1999, Total Sports has not determined the effect of Statement of Financial Accounting Standards No. 133 on the company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Total Sports is exposed to minimal market risks. Total Sports manages sensitivity of the company's results of operations to these risks by maintaining a conservative investment portfolio, which consists of money market funds and other highly liquid investments, and entering into long-term debt obligations with appropriate pricing and terms. Total Sports does not hold or issue derivative, derivative commodity or other financial instruments held for trading purposes. Financial instruments for other than trading purposes do not impose a material market risk on the company.

     Total Sports is exposed to interest rate risk, because additional debt financing is periodically needed due to the large operating losses and capital expenditures associated with establishing and expanding the company's network coverage. The interest rate that Total Sports will be able to obtain on debt financing will depend on market conditions at that time, and might differ from the rates the company has secured on its current debt.

     While all of Total Sports' long-term debt bears fixed interest rates, the fair market value of the company's fixed rate long-term debt is sensitive to changes in interest rates. Total Sports has no cash flow or earnings exposure due to market interest rate changes for its fixed long-term obligations. The table below provides additional information about the company's long-term debt obligations as of June 30, 2000. For additional information about Total Sports' long-term debt obligations, see Note 7 to the Consolidated Financial Statements.

     As of June 30, 2000:

                                                              WEIGHTED
                                                              AVERAGE
                                                  FIXED       INTEREST
              EXPECTED MATURITY                    DEBT         RATE
              -----------------                 ----------    --------
2000..........................................  $3,817,522      8.98%
2001..........................................      71,222      7.91
2002..........................................      45,555      7.18
2003..........................................      73,839      7.18
2004..........................................      79,153      7.18
Thereafter....................................       4,856      7.18
                                                ----------      ----
                                                $4,092,147      8.87%
                                                ==========      ====
  Fair market value...........................  $4,441,000        --
                                                ==========      ====

     Total Sports operates primarily in the United States, and all sales to date have been made in U.S. dollars. Accordingly, Total Sports has had no material exposure to foreign currency rate fluctuations.

INFLATION

     Total Sports does not expect inflation to have a significant impact on the company's operations.

SEASONALITY

     Total Sports expects that its revenues will be higher leading up to and during major U.S. sports seasons and lower at other times of the year, particularly during the summer months. The effect of such seasonal fluctuations in revenues could be enhanced or offset by revenues associated with major sports that do not occur every year. Total Sports believes that advertising sales in traditional media, such as television, generally are lower in the first and third calendar quarters of each year, and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which these factors apply to Internet advertising, the seasonality and cyclicality in the level of Total Sports' advertising revenues could become more pronounced. These factors could have a material adverse affect on the company's business, results of operations and financial condition. The following table summarizes by sports group Total Sports' advertising revenues included in 1999 digital publishing revenues, and the quarters in which the majority of the advertising revenues are recognized:

                                         ADVERTISING        PRIMARY TIMING
             SPORTS GROUP                 REVENUES             OF EVENTS             QUARTERS
             ------------                -----------    -----------------------    -------------
Collegiate athletics...................  $1,591,281     Spring and fall            Q1 and Q4
Golf...................................   1,226,853     Various                    Various
Auto racing............................     288,461     Spring and summer          Q2 and Q3
Baseball...............................     916,236     Spring, summer and fall    Q2 through Q4
Fishing................................      81,441     Various                    Various
Other..................................      45,722     Various                    Various
                                         ----------
                                         $4,149,994
                                         ==========

                   THE SPECIAL MEETING OF QUOKKA STOCKHOLDERS

JOINT PROXY STATEMENT/PROSPECTUS


     This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Quokka's board of directors with respect to the proposed merger between Quokka and Total Sports and the issuance of common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants that were issued in a private placement on September 15, 2000. This joint proxy statement/prospectus is first
being mailed to stockholders of Quokka on or about October   , 2000.


DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The special meeting of stockholders of Quokka is scheduled to be held as follows:


          November   , 2000

          9:00 a.m. P.S.T.
          Quokka Sports, Inc.
          525 Brannan Street, Ground Floor
          San Francisco, California


     One or more officers of Quokka will attend the special meeting and be available to answer appropriate questions from Quokka stockholders. We anticipate that one or more representatives from PricewaterhouseCoopers, LLP, Quokka's independent auditors, will attend the special meeting, have an opportunity to make a statement and be available to answer appropriate questions.


PURPOSE OF THE SPECIAL MEETING


     The special meeting is being held so that stockholders of Quokka may consider and vote upon proposals to: (1) approve the Agreement and Plan of Merger and Reorganization dated as of July 20, 2000, by and between Quokka and Total Sports and (2) approve the issuance of common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants that were issued in a private placement on September 15, 2000, and to transact any other business that properly comes before the special meeting or any adjournment thereof. Approval of the merger agreement will constitute approval of the merger and the other transactions contemplated by the merger agreement, including the issuance of Quokka common stock in the merger.


     If the stockholders of both Quokka and Total Sports approve the merger agreement, Total Sports will merge with and into Quokka, with Quokka remaining as the surviving corporation. Up to 15,000,000 shares of Quokka common stock will be exchanged for all of the outstanding common stock, preferred stock, options and warrants of Total Sports.

RECOMMENDATION OF QUOKKA'S BOARD OF DIRECTORS


     AFTER CAREFUL CONSIDERATION, QUOKKA'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AND THE MERGER AGREEMENT, AND THE ISSUANCE OF QUOKKA COMMON STOCK IN THE MERGER ARE IN THE BEST INTERESTS OF QUOKKA STOCKHOLDERS. QUOKKA'S BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE ISSUANCE OF QUOKKA COMMON STOCK IN THE MERGER AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ISSUANCE OF QUOKKA COMMON STOCK IN THE MERGER.



     IN ADDITION, AFTER CAREFUL CONSIDERATION, QUOKKA'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE ISSUANCE OF QUOKKA COMMON STOCK UPON CONVERSION OF QUOKKA'S 7.0% CONVERTIBLE PROMISSORY NOTES AND UPON EXERCISE OF THE RELATED WARRANTS IS IN THE BEST INTERESTS OF QUOKKA STOCKHOLDERS. QUOKKA'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE ISSUANCE OF QUOKKA COMMON STOCK UPON CONVERSION OF THE NOTES AND UPON EXERCISE OF THE RELATED WARRANTS.

RECORD DATE AND VOTING POWERS


     Quokka's board of directors has fixed the close of business on September 15, 2000 as the record date for determination of Quokka stockholders entitled to notice of and entitled to vote at the special meeting. On the record date, there were 46,383,304 shares of Quokka common stock outstanding held by approximately 542 holders of record. Each holder of Quokka common stock is entitled to one vote for each share of Quokka common stock held on the record date.


VOTING AND REVOCATION OF PROXIES


     The shares represented by the enclosed proxy card, if the proxy card is completed, executed and returned, will be voted in accordance with your instructions or, if no choice is specified, the proxy will be voted in favor of the proposals to be approved. If any other matters properly come before the special meeting, the proxy will vote the shares represented by the enclosed proxy card in accordance with his best judgment, unless authority to do so is withheld by you in your proxy. You may revoke your proxy at any time prior to its exercise at the special meeting by:


     - notifying in writing the Secretary of Quokka at 525 Brannan Street, Ground Floor, San Francisco, California 94107;

     - completing and submitting a new proxy card; or

     - appearing in person and voting at the special meeting. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

REQUIRED VOTE


     A majority of the outstanding shares of Quokka common stock entitled to vote at the special meeting, represented in person or by proxy, constitutes a quorum at the special meeting. The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting is required to approve the merger agreement. The affirmative vote of the holders of a majority of the votes cast in person or by proxy at the special meeting is required to approve the issuance of common stock upon conversion of Quokka's 7.0% convertible promissory notes and upon exercise of the related warrants.


     As of the record date for the special meeting, ten stockholders, including entities affiliated with directors of Quokka and other major Quokka stockholders, beneficially owned an aggregate of 26,738,580 shares of Quokka common stock, which represented approximately 57.6% of all outstanding shares of Quokka common stock entitled to vote at the special meeting. Each of these stockholders of Quokka have agreed to vote their shares in favor of the approval of the merger agreement and the issuance of Quokka common stock in the merger.


     As of the record date for the special meeting, ten stockholders, including entities affiliated with directors of Quokka and other major Quokka stockholders, beneficially owned an aggregate of 23,189,351 shares of Quokka common stock, which represented approximately 50.0% of all outstanding shares of Quokka common stock entitled to vote at the special meeting. Each of these stockholders of Quokka have agreed to vote their shares in favor of the approval of the issuance of common stock upon conversion of the notes and exercise of the related warrants that were issued in the private placement on September 15, 2000.


VOTING; PROXIES

     All shares of Quokka common stock represented by properly executed proxy cards received before or at the special meeting will, unless the proxy cards are revoked, be voted in accordance with the instructions indicated on the proxy cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR adoption of the merger agreement. You are urged to mark the box on the proxy card to indicate how to vote your shares.

     If a properly executed proxy card is returned and the stockholder has abstained from voting on the proposals, the Quokka common stock represented by the proxy will be considered present at the special meeting for the purposes of determining a quorum but will not be considered to have been voted in favor of the proposals. Similarly, if an executed proxy card is returned by a broker holding shares of Quokka common stock in street name that indicates the broker does not have discretionary authority to vote for approval of the proposals, the shares will be considered present at the meeting for purposes of determining the presence of a quorum but will not be considered to have been voted in favor of the proposals. Your broker will vote your shares only if you indicate how you want the broker to vote by following the instructions provided to you by your broker.



     Because approval of each proposal requires the affirmative vote of holders of at least a majority of the votes cast in person or by proxy at the special meeting, abstentions, failures to vote and broker non-votes all will have the same effect as votes against approval of the proposals.


     Quokka has retained EquiServe LLP to assist in the mailing of the Quokka special meeting materials. Quokka and Equiserve also will request banks, brokers and other intermediaries holding shares beneficially owned by others to send this joint proxy statement/prospectus and related materials to and obtain voting instructions from the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.


VOTING VIA THE INTERNET OR BY TELEPHONE



For Shares Registered in the Name of a Broker or Bank



     A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers telephone and Internet voting options. If your shares are held in an account with a broker or bank participating in the ADP Investor Communication Services program, you may vote those share telephonically by calling the telephone number shown on the voting form received from your broker or bank, or via the Internet at ADP Investor Communication Services' voting web site (www.eproxyvote.com/qkka).



General Information for All Shares Voted Via the Internet or by Telephone



     Votes submitted via the Internet or by telephone must be received by 11:59
p.m., Eastern Standard time on        , November   , 2000. Submitting your proxy
via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Special Meeting.



     THE TELEPHONE AND INTERNET VOTING PROCEDURES ARE DESIGNED TO AUTHENTICATE STOCKHOLDERS' IDENTITIES, TO ALLOW STOCKHOLDERS TO GIVE THEIR VOTING INSTRUCTIONS AND TO CONFIRM THAT STOCKHOLDERS' INSTRUCTIONS HAVE BEEN RECORDED PROPERLY. STOCKHOLDERS VOTING VIA THE INTERNET SHOULD UNDERSTAND THAT THERE MAY BE COSTS ASSOCIATED WITH ELECTRONIC ACCESS, SUCH AS USAGE CHARGES FROM INTERNET ACCESS PROVIDERS AND TELEPHONE COMPANIES, THAT MUST BE BORNE BY THE STOCKHOLDER.

                THE SPECIAL MEETING OF TOTAL SPORTS STOCKHOLDERS

JOINT PROXY STATEMENT/PROSPECTUS


     This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by Total Sports' board of directors with respect to our proposed merger. This joint proxy statement/prospectus is
first being mailed to stockholders of Total Sports on or about October   , 2000.


DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The special meeting of stockholders of Total Sports is scheduled to be held as follows:

                      , 2000
          9:00 a.m. E.S.T.
          Total Sports Inc.
          234 Fayetteville Street
          Raleigh, North Carolina

PURPOSE OF THE SPECIAL MEETING

     The special meeting is being held so that stockholders of Total Sports may consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization dated as of July 20, 2000 by and between Quokka and Total Sports and to transact any other business that properly comes before the special meeting or any adjournment thereof. Approval of the merger agreement will constitute approval of the merger and the other transactions contemplated by the merger agreement.

     If the stockholders of Total Sports and Quokka approve the merger agreement, Total Sports will merge with and into Quokka with Quokka as the surviving corporation. Quokka would issue up to 15,000,000 shares of common stock for all of the outstanding shares of common stock, preferred stock, options and warrants of Total Sports.

RECOMMENDATION OF TOTAL SPORTS' BOARD OF DIRECTORS

     AFTER CAREFUL CONSIDERATION, TOTAL SPORTS' BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AND THE MERGER AGREEMENT ARE IN YOUR BEST INTERESTS. TOTAL SPORTS' BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

RECORD DATE AND VOTING POWERS


     Total Sports' board of directors has fixed the close of business on September 22, 2000 as the record date for determination of Total Sports stockholders entitled to notice of and entitled to vote at the special meeting. On the record date, there were 2,891,546 shares of Total Sports common stock, 125,000 shares of series A preferred stock, 518,841 shares of series B preferred stock, 1,418,200 shares of series C preferred stock, 630,756 shares of series C1 preferred stock, 2,140,873 shares of series D preferred stock, no shares of series D1 preferred stock and 811,423 shares of series E preferred stock outstanding, held in aggregate by approximately 186 holders of record. Each holder of Total Sports common stock, series B preferred stock, series C preferred stock, series C1 preferred stock, series D preferred stock and series D1 preferred stock, if any, is entitled to one vote for each share of Total Sports common stock or aforementioned preferred stock held on the record date. Holders of series A preferred stock and series E preferred stock are not entitled to vote at the special meeting. To approve the merger, additional consents by groups of Total Sports stockholders are required. See "-- Required Vote" below.


VOTING AND REVOCATION OF PROXIES

     The shares represented by the enclosed proxy card, if the proxy card is completed, executed and returned, will be voted in accordance with your instructions or, if no choice is specified, the proxy will be voted in favor of approval of the merger agreement. If any other matters properly come before the special meeting, the proxy will vote the shares represented by the enclosed proxy card in accordance with his best judgment, unless authority to do so is withheld by you in your proxy. You may revoke your proxy at any time prior to its exercise at the special meeting by:

     - notifying in writing the Secretary of Total Sports Inc. at 234 Fayetteville Street, Sixth Floor, Raleigh, North Carolina 27601;

     - completing and submitting a new proxy card; or

     - appearing in person and voting at the special meeting. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

REQUIRED VOTE

     A majority of the outstanding shares of Total Sports capital stock, on an as-converted to common stock basis, entitled to vote at the special meeting, represented in person or by proxy, constitutes a quorum at the special meeting. The affirmative vote of the holders of at least a majority of Total Sports common stock and preferred stock other than the series A preferred stock and the series E preferred stock outstanding and entitled to vote on an as-converted to common stock basis at the special meeting is required to approve the merger agreement. In addition, in accordance with existing stockholder rights agreements with Total Sports and other Total Sports stockholders, the merger requires the affirmative vote by the following Total Sports stockholders:

     - holders of a majority of shares of series A preferred stock outstanding as of the record date;

     - holders of 80% of the shares of series B preferred stock outstanding as of the record date;

     - holders of 80% of the shares of series C preferred stock and series C1 preferred stock outstanding as of the record date, voting together as a single class; and

     - 40% of the holders of the shares of series D preferred stock, series D1 preferred stock, if any, and National Broadcasting Company, Inc., based on the dollar value of such holders' investment in Total Sports.


     In addition, it is a condition to Quokka being required to close the merger that the holders of Total Sports capital stock representing the right to receive 90% of the Quokka common stock to be issued upon the consummation of the merger shall have approved the merger or withdrawn or lost the right to exercise dissenters' or appraisal rights in connection with the merger. As of the record date for the special meeting, directors and executive officers of Total Sports beneficially owned approximately 2,212,390 shares of Total Sports common stock, 423,000 shares of series B preferred stock, 1,268,127 shares of series C preferred stock, 411,849 shares of series C1 preferred stock and 1,208,228 shares of series D preferred stock, which in the aggregate represented approximately 73.4% of all outstanding shares of Total Sports common stock and preferred stock entitled to vote at the special meeting, on an as-converted-to-common basis. In addition, Total Sports directors and executive officers beneficially owned approximately 125,000 shares of Total Sports series A preferred stock, which represented 100% of the series A preferred stock outstanding as of September 22, 2000 and 811,423 shares of Total Sports series E preferred stock, which represented 100% of the series E preferred stock outstanding as of September 22, 2000. Directors, executive officers and other stockholders of Total Sports holding 1,400,967 shares of common stock, 125,000 shares of series A preferred stock, 423,000 shares of series B preferred Stock, 1,680,679 shares of series C and C1 preferred stock, and 1,208,228 shares of series D preferred stock, have agreed to vote their shares in favor of the approval of the merger agreement pursuant to voting agreements and irrevocable proxies.


VOTING; PROXIES

     All shares of Total Sports common stock represented by properly executed proxy cards received before or at the special meeting will, unless the proxy cards are revoked, be voted in accordance with the instructions indicated on the proxy cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR adoption of the merger agreement. You are urged to mark the box on the proxy card to indicate how to vote your shares.

     If a properly executed proxy card is returned and the stockholder has abstained from voting on adoption of the merger agreement, the Total Sports common stock or preferred stock represented by the proxy will be considered present at the special meeting for the purposes of determining a quorum but will not be considered to have been voted in favor of the merger agreement.

     Because approval of the merger agreement requires the affirmative vote of holders of at least a majority of Total Sports common stock outstanding and preferred stock entitled to vote and outstanding as of the record date, abstentions, and failures to vote all will have the same effect as votes against approval of the merger agreement.

     YOU SHOULD SEND IN ANY ORIGINAL TOTAL SPORTS STOCK CERTIFICATES AS SOON AS POSSIBLE TO DRUE MOORE, ESQ., VICE PRESIDENT, CORPORATE DEVELOPMENT AND GENERAL COUNSEL OF TOTAL SPORTS AT 234 FAYETTEVILLE STREET, RALEIGH, NORTH CAROLINA 27601, (919) 573-5431. IN THE EVENT THAT THE MERGER IS NOT COMPLETED, YOUR ORIGINAL STOCK CERTIFICATES WILL BE RETURNED TO YOU. IF THE MERGER IS COMPLETED, YOU WILL RECEIVE WRITTEN INSTRUCTIONS REGARDING THE EXCHANGE OF YOUR SHARES OF TOTAL SPORTS COMMON STOCK FOR SHARES OF QUOKKA COMMON STOCK AND A CASH PAYMENT FOR ANY FRACTIONAL SHARE OF QUOKKA COMMON STOCK TO WHICH YOU OTHERWISE WOULD BE ENTITLED.

                                   THE MERGER

     THIS SECTION OF THE JOINT PROXY STATEMENT/PROSPECTUS DESCRIBES MATERIAL ASPECTS OF THE PROPOSED MERGER AND THE RELATED TRANSACTIONS, BUT IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT FOR YOU TO KNOW. FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER, YOU SHOULD CAREFULLY READ THIS ENTIRE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES, AND THE OTHER DOCUMENTS TO WHICH WE REFER.

GENERAL DESCRIPTION OF THE MERGER

     At the effective time, Total Sports will be merged with and into Quokka. Total Sports will cease to exist and Quokka will be the surviving corporation. Total Sports stockholders will receive up to 15,000,000 shares of Quokka common stock in exchange for their shares of all outstanding common stock, preferred stock, options and warrants of Total Sports.

BACKGROUND

     The terms and conditions of the merger agreement are the result of arms-length negotiations between the representatives of Quokka and the representatives of Total Sports. Set forth below is a summary of the background of these negotiations.

     Quokka has identified and pursued as one of its strategies growth through the acquisition of, or combination with, complementary businesses.

     In February 1999, Quokka and NBC Olympics, Inc. entered into a joint venture to provide interactive digital coverage of the Olympics. See "The Companies -- Quokka Sports, Inc. -- Joint Ventures and Rights Agreements." NBC Olympics, is a wholly-owned subsidiary of National Broadcasting Company, Inc. or "NBC". NBC owns 811,423 shares of series E preferred stock and 811,423 shares of common stock of Total Sports and is represented on the Total Sports' board of directors.

     On February 10, 2000, members of Quokka's senior management visited the offices of Total Sports in Raleigh, North Carolina to review the operations, technology and facilities of Total Sports. On February 23, 2000, members of Total Sports management and representatives of J.P. Morgan, Total Sports' financial advisors, visited with members of Quokka's management to discuss the financial terms of a possible acquisition of Total Sports by Quokka.

     On March 10, 2000, at a special telephonic board meeting, the management of Quokka updated the Quokka board of directors as to the financial analysis and strategic synergies of a potential merger transaction. At the meeting, the Quokka board approved a resolution approving the proposal of an offer to the board of directors of Total Sports.

     On March 13, 2000, senior executives of Quokka presented a proposal to the board of directors of Total Sports. Following that board meeting, Total Sports informed Quokka that it had rejected the proposed offer by Quokka to acquire Total Sports and had accepted a proposed offer from a competing bidder.

     On April 5, 2000, following notice that Total Sports' proposed transaction with the competing bidder had been terminated, members of Quokka senior management met with executives from Total Sports at Quokka's offices in San Francisco, California regarding a potential acquisition of Total Sports by Quokka. Additionally, Quokka and Total Sports signed a mutual confidential evaluation agreement as of April 5, 2000 to allow both companies to perform detailed due diligence reviews of the other company.

     On March 7, 2000, Total Sports engaged Allen & Company Incorporated as its financial advisor on any transaction involving the sale of its business.

     On April 12, 2000, Quokka and Golf.com, L.L.C. entered into a letter agreement that included "no-shop" provisions and a non-binding term sheet outlining the principal terms of a possible transaction for Quokka to purchase a majority interest in Golf.com from members owning up to 71% of the equity interest in Golf.com. Total Sports owns approximately 25% of the membership interests of Golf.com and has contracted for the exclusive right to operate the Golf.com web site through June 2003.
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

     On May 2, 2000 and May 3, 2000, members of Quokka management met at Total Sports' offices in Raleigh, North Carolina with executives from Golf.com and Total Sports to review the books, records and operations of Golf.com.

     On May 23, 2000, executives and financial advisors of Total Sports met with Quokka executives at Quokka's offices in San Francisco, California to continue to discuss a possible acquisition of Total Sports by Quokka.

     On June 8, 2000, Quokka executed and delivered a purchase agreement with Total Sports and other members of Golf.com to acquire 71% of the membership interests of Golf.com. Also on June 8, Quokka, Golf.com and Total Sports entered into an event coverage agreement relating to joint coverage of specific golf events such as the 2000 U.S. Open.

     On June 9, 2000, Quokka engaged Prudential Volpe Technology Group as its financial advisor for the proposed transaction with Total Sports.

     On June 22, 2000, NBC-Golf.com Holding, Inc., a wholly-owned subsidiary of NBC, and Quokka executed an amended operating agreement for Golf.com, L.L.C., which will become effective upon the closing of the transactions contemplated in the Golf.com purchase agreement.

     From June 13, 2000 to June 16, 2000, members of Quokka management met at the offices of Total Sports in Raleigh, North Carolina with Total Sports executives to review the books, records and operations of Total Sports.

     On June 16, 2000, outside legal counsel for Quokka delivered a first draft of a merger agreement to outside legal counsel to Total Sports.

     From June 19, 2000 to July 20, 2000, Total Sports, Quokka and their respective counsel and financial advisors held daily telephone conferences to prepare definitive documents and to resolve remaining issues.

     On July 14, 2000, Quokka held a regular meeting of its board of directors. At that meeting, the Quokka board of directors, members of management and representatives of Quokka's outside legal counsel discussed the proposed acquisition. The Quokka board of directors voted unanimously to approve the merger agreement, the related agreements and the transactions contemplated by the merger agreement and the related agreements and authorized the officers to finalize and execute the merger agreement and the related agreements.

     On July 19, 2000, the board of directors of Total Sports held a special meeting to discuss the proposed merger transaction with Quokka. Members of Total Sports executive management, Total Sports' outside counsel and Total Sports financial advisors were present to update the board of directors on the status of due diligence review of Quokka, the negotiations relating to the merger agreement and other related matters.

     On July 20, 2000, the board of directors of Total Sports held another special meeting to discuss the proposed merger transaction with Quokka. Members of Total Sports' executive management, Total Sports' outside counsel and Total Sports' financial advisors were present to update the board of directors on the status of the due diligence review of Quokka, the negotiations relating to the merger agreement and other related matters. At this meeting, the board of directors of Total Sports voted to approve the merger agreement, the related agreements and the transactions contemplated by the merger agreement and related agreements, and authorized the officers of Total Sports to finalize and execute the merger agreement and related agreements.

     On July 20, 2000, Quokka and Total Sports signed a merger agreement whereby Total Sports would merge into Quokka. On July 21, 2000, Quokka issued a press release announcing the execution of the merger agreement.

     On August 22, 2000, NBC and Quokka signed a warrant issuance agreement whereby NBC purchased a warrant that provided NBC the right to acquire up to
10.0 million shares of Quokka common

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

stock at prices ranging from $8.89 to $20.00 between June 2001 and December 2004. See "The Companies -- Quokka Sports, Inc. -- Recent Developments."


     On September 15, 2000, Quokka entered into a note purchase agreement with a group of investors, including NBC, whereby Quokka issued to NBC a 7.0% convertible promissory note with a face amount of $2.5 million and issued a related warrant to purchase 90,625 shares of Quokka common stock.


THE PROPOSED MANAGEMENT BUY-OUT OF TOTAL SPORTS' PRINT PUBLISHING DIVISION

     Total Sports has entered into a Bill of Sale and Assumption of Liabilities Agreement dated August 18, 2000 with Thorn Media, Inc. to sell substantially all its assets used in its print publishing division to Thorn Media in exchange for one dollar and Thorn Media's assumption of liabilities related to the print division. Thorn Media is affiliated with John Thorn, who has been an executive officer of Total Sports in the role of publisher since 1997. Closing of the sale of the print division is currently expected to occur at the end of the third quarter of 2000, is subject to the satisfaction of several conditions, including obtaining third-party consents. In connection with the sale of the print division, Total Sports intends to enter into a license agreement with Thorn Media granting Thorn Media a three-year, exclusive, royalty-free right to use several trademarks of Total Sports in connection with specified printed books, and to exploit the data contained in Total Sports' proprietary baseball database in print media and, subject to certain restrictions, in digital media.

THE PROPOSED PUBLIC OFFERING

     On November 12, 1999, Total Sports filed a registration statement on Form S-1 for its proposed initial public offering of $50 million worth of common stock. On May 15, 2000, Total Sports withdrew its Form S-1 and terminated its initial public offering because of unfavorable market conditions in its industry, as indicated by the reductions in the stock prices of comparable public companies over the prior few months.

REASONS FOR THE MERGER

     The following discussion of the parties' reasons for the merger contains a number of forward-looking statements that reflect the current views of Quokka and Total Sports with respect to future events that may have an effect on the future financial performance of each of them or the combined company. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in the sections of this joint proxy statement/prospectus entitled "Forward-Looking Information" and "Risk Factors."

Quokka's Reasons For The Merger

     Quokka's board of directors believes that the following are reasons that a business combination with Total Sports would be beneficial to Quokka and its stockholders:

     - access to an estimated 42 million potential U.S. major league baseball enthusiasts, an estimated 43 million potential U.S. college football enthusiasts and an estimated 43 million potential U.S. college basketball enthusiasts;

     - access to Total Sports' publishing technology and know-how;

     - entry into traditional sports coverage;

     - the strategic benefits of combining Quokka's immersive coverage with Total Sports' strong editorial content;

     - the opportunity to strengthen the relationship with NBC;

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

     - the opportunity to shorten the expected time for Quokka to achieve profitability;

     - management's favorable recommendation of the merger, based in part on the business, financial and legal due diligence investigations performed with respect to Total Sports;

     - the anticipated accretive effect of the merger on Quokka common stock;
       and


     - the terms of the merger agreement and related agreements, including price and structure, which were considered by both the board of directors and management of Quokka to provide an equitable basis for the acquisition.


     The Quokka board of directors also considered a number of potentially negative factors in its deliberations concerning the acquisition. The negative factors considered by the Quokka board of directors included:

     - the risk that the acquisition might not be completed in a timely manner or at all;

     - the potential dilutive effect on Quokka's common stock;

     - the general difficulties of integrating cross-country operations;

     - the possibility that the acquisition might limit other company transactions; and

     - the other risks and uncertainties discussed above under "Risk Factors."

     The foregoing discussion is not exhaustive of all factors considered by Quokka's board of directors. Moreover, in view of the variety of factors considered in connection with its evaluation of the merger and the merger agreement, Quokka's board of directors considered the factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination to approve the merger and the merger agreement. In addition, each member of Quokka's board of directors may have considered other factors on an individual basis, including factors unknown to Quokka, or given different weight to different factors considered.

Total Sports' Reasons For The Merger

     Total Sports' board of directors believes that the following are reasons that the merger will be beneficial to Total Sports and its stockholders and that stockholders of Total Sports should vote FOR approval of the merger agreement:

     - Total Sports' prospects as an independent company, and the increased likelihood of obtaining funding for its business as a result of the merger;

     - the liquidity of Quokka's common stock;

     - the opportunity for Total Sports stockholders to participate in a company with broader sports coverage and greater financial resources;

     - the strength of Quokka's senior management, and in particular the ability of Alan Ramadan, Quokka's current president and chief executive officer, and Alvaro Saralegui, Quokka's current chief operating officer, to lead the combined operations of Quokka and Total Sports;

     - the strategic benefits of combining Quokka's immersive coverage with Total Sports' strong editorial content;

     - the opportunity to strengthen the relationship with NBC;

     - the opportunity to shorten the expected time for Total Sports to achieve profitability;

     - management's favorable recommendation of the merger, based in part on the business, financial and legal due diligence investigations performed with respect to Quokka;

     - the fact that the merger is expected to be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended;
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


     - the oral opinion of Allen & Company Incorporated, subsequently confirmed in writing, to the board of directors of Total Sports to the effect that the merger consideration was fair, from a financial point of view, to the securityholders of Total Sports; and


     - the terms of the merger agreement and related agreements, including price and structure, which were considered by both the board of directors and management of Total Sports to provide a fair and equitable basis for the acquisition.

     In the course of its deliberations, Total Sports' board of directors reviewed with Total Sports management and outside advisors a number of additional factors relevant to the merger, including:

     - the risk that the acquisition might not be completed in a timely manner or at all;

     - the historical financial performance of Quokka and its stock;

     - the general difficulties of integrating cross-country operations;

     - the possibility that the acquisition might limit other company transactions; and

     - the other risks and uncertainties discussed above under "Risk Factors."

     Total Sports' board of directors believed that these factors, together with its review of the merger agreement, supported its recommendation of the merger.

     The foregoing discussion is not exhaustive of all factors considered by Total Sports' board of directors. Moreover, in view of the variety of factors considered in connection with its evaluation of the merger and the merger agreement, Total Sports' board of directors considered the factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination to approve the merger and the merger agreement. In addition, each member of Total Sports' board of directors may have considered other factors on an individual basis, including factors unknown to Total Sports, or given different weight to different factors considered.

RECOMMENDATION OF TOTAL SPORTS' BOARD OF DIRECTORS

     AFTER CAREFUL CONSIDERATION, TOTAL SPORTS' BOARD OF DIRECTORS BELIEVES THAT THE MERGER AND THE MERGER AGREEMENT ARE IN YOUR BEST INTERESTS. TOTAL SPORTS' BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     In considering the recommendation of Total Sports' board of directors with respect to the merger and the merger agreement, you should be aware that certain directors and officers of Total Sports have certain interests in the merger that may be different from, or are in addition to, yours. For a more complete discussion of the interests of certain officers and directors of Total Sports, we refer you to the section of this joint proxy statement/prospectus entitled "Interests of Officers and Directors in the Merger."

RECOMMENDATION OF QUOKKA'S BOARD OF DIRECTORS

     AFTER CAREFUL CONSIDERATION, QUOKKA'S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AND THE MERGER AGREEMENT ARE IN YOUR BEST INTERESTS. QUOKKA'S BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

OPINION OF TOTAL SPORTS' FINANCIAL ADVISOR

     Total Sports entered into an engagement letter agreement with Allen & Company as of March 7, 2000, under which Allen & Company agreed to act as Total Sports' financial advisor in connection with a sale of the company. Allen & Company was asked to render its opinion as to the fairness from a financial point of view of the aggregate consideration to be received by Total Sports securityholders. In arriving at

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

the conclusion that the aggregate consideration was fair from a financial point of view, Allen & Company considered, among other factors it deemed relevant:

     - the terms of the merger agreement and related documentation;

     - the nature of the operations and financial history of Total Sports, including discussions with senior management regarding the business and prospects of Total Sports relating to, among other things, Total Sports' operating budget and financial outlook;

     - the pro forma cash position and operating projections for the combined company which were developed by both management teams;

     - the financing alternatives available to support the development of Total Sports;

     - Quokka's filings with the Securities and Exchange Commission, including audited and unaudited financial statements;

     - the historical trading information for the common stock of Quokka; and

     - financial and stock market information for other companies in businesses related to those of Total Sports and Quokka.

     Based upon its analysis, Allen & Company rendered its opinion as of July 20, 2000, the date of the merger agreement, that the aggregate consideration to be received by the securityholders of Total Sports in the merger is fair from a financial point of view. Allen & Company will receive a fee for its services equal to one percent of the total consideration received by Total Sports in the merger.

INTERESTS OF TOTAL SPORTS' OFFICERS AND DIRECTORS IN THE MERGER

     When considering the recommendation of Total Sports' board of directors to approve the merger agreement, you should be aware that certain Total Sports directors and officers have interests in the merger that are different from, or are in addition to, yours. For example, as a result of the rights, preferences and privileges of the various classes of Total Sports preferred stock, in some instances where the value of the Quokka common stock to be received in exchange for the outstanding securities of Total Sports is less than approximately $190.0 million in the aggregate, the holders of Total Sports common stock, and holders of options and warrants to purchase Total Sports common stock would not receive any consideration in the merger. In addition, if the value of the Quokka common stock does not exceed $155.0 million in the aggregate, holders of series E preferred stock would not receive any consideration in the merger. Entities affiliated with directors and executive officers of Total Sports beneficially own 72.1% of the Total Sports series A preferred stock, series B preferred stock, series C preferred stock and series D preferred stock, and warrants to purchase 617,268 shares of preferred stock.

Compensation of Gary Stevenson

     Also, Gary Stevenson, the president, chief executive officer and a director of Total Sports, will receive between 8% and 11% of the Quokka common stock received in the merger, depending upon the value of the Quokka stock at the closing of the merger. In accordance with a Compensation and Equity Rights Agreement dated July 20, 2000 between Mr. Stevenson and Total Sports, Mr. Stevenson will receive an amount equal to a percentage between 8% and 11% multiplied by the gross consideration paid in connection with one or more of the following capital transactions closed during, or in some cases after termination of, his employment: (a) a merger, consolidation or other business combination pursuant to which the business of Total Sports is combined with that of another party; (b) any sale, transfer, exchange or other disposition of a line of business or material asset of Total Sports, or of a direct or indirect equity interest in a subsidiary of Total Sports or a third party; (c) any lease or license of any asset or line of business that is outside the ordinary course of business; (d) any sale, transfer, exchange or other disposition of securities of Total Sports or any of its subsidiaries by Total Sports or any stockholder, whether pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption therefrom, except for transfers to affiliates or family members or family trusts; (e) any
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

borrowing that results in a distribution by Total Sports to any stockholder or the acquisition of any asset or line of business; or (f) any other transaction that results in the receipt by a stockholder of Total Sports of such gross consideration with respect to its interest in Total Sports or by Total Sports with respect to its interest in any subsidiary or third party. Mr. Stevenson will not receive a percentage of capital contributions to Total Sports made by its stockholders that do not materially affect their percentage equity interests in Total Sports or securities issued pursuant to the exercise of currently outstanding options, warrants, or convertible preferred stock rights.

Stock Plans

     All outstanding options to purchase Total Sports common stock granted pursuant to the Total Sports 1997 Stock Plan at the effective time of the merger, including those held by executive officers and directors of Total Sports, shall be converted into the right to receive the number of shares of Quokka common stock calculated in accordance with the exchange ratio applicable to the Total Sports common stock. Pursuant to the terms of the 1997 Stock Plan, all these shares will vest immediately upon consummation of the merger.

     All outstanding options to purchase senior employee preferred stock of Total Sports granted pursuant to the Total Sports 2000 Stock Plan at the effective time of the merger, including those held by executive officers of Total Sports, shall be converted into the right to receive the number of shares of Quokka common stock calculated in accordance with the exchange ratio applicable to the Total Sports senior employee preferred stock. Pursuant to the terms of the 2000 Stock Plan and option agreements executed in connection therewith, 50% of the unvested options to purchase senior employee preferred stock exercisable pursuant to the outstanding options shall terminate upon the consummation of a change in control of Total Sports, defined as (a) a sale of all or substantially all the assets of Total Sports or a merger or consolidation involving Total Sports in which the stockholders of Total Sports prior to such transaction own less than a majority of the voting securities of the entity surviving such transaction, or (b) any transaction or series of related transactions pursuant to which a person, entity or persons or entities under common control or acting as a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, acquired securities constituting at least a majority of the voting power of Total Sports. The remaining 50% of the unvested options to purchase senior employee preferred stock shall become fully vested and exercisable upon the consummation of a change in control.

     The following table sets forth the options held by the executive officers and directors of Total Sports that will be vested at the effective time of the merger.

                                                                            1997           2000
               NAME                               OFFICE                PLAN OPTIONS   PLAN OPTIONS
               ----                               ------                ------------   ------------
Gary R. Stevenson.................  President, Chief Executive Officer     24,500             --
                                    and Director
Frank A. Daniels, III.............  Chairman and Director                  13,745         40,000
Colin Boatwright..................  Chief Technology Officer              126,436        183,333
Petra Weishaupt...................  Vice President, Finance                81,269        102,000
Ezra Kucharz......................  Vice President, Business               25,015        130,000
                                    Development
Drue Moore........................  Vice President, Corporate              39,450        102,000
                                    Development and General Counsel
Frank A. Daniels, Jr..............  Director                                4,500             --
William W. Neal, III..............  Director                                4,500             --
Robert S. Prather, Jr. ...........  Director                                3,000             --
William E. Ray....................  Director                                4,200             --
Stuart B. Rekant..................  Director                                3,000             --
John Rigas........................  Director                                  300             --
C. Toms Newby, III................  Director                                  300             --

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

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     If the merger is consummated, Quokka has agreed that, for a period of six years after the effective time, Quokka will indemnify each former or current officer or director of Total Sports or any of its subsidiaries in respect to claims arising from or in respect to their acts or omissions on or prior to the effective time, including claims arising out of or in connection with the merger. Quokka has also agreed for a period of six years after the effective time to pay for and maintain in effect the directors' and officers' liability insurance coverage in favor of former or current Total Sports officers and directors with respect to claims arising from facts or events which occurred on or before the effective time, provided that Quokka may reduce the coverage if necessary to maintain the annual premiums at no more than $60,000 in the aggregate.

     The Total Sports certificate of incorporation contains provisions permitted under Delaware law relating to the liability of officers and directors. These provisions eliminate an officer's or director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

     - any breach of the duty of loyalty;

     - acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

     - payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

     - any transaction from which the officer or director derives an improper personal benefit.

     These provisions do not limit or eliminate the rights of Total Sports or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of an officer or director's fiduciary duty. These provisions will not alter an officer or director's liability under federal securities laws.

     The Total Sports bylaws require Total Sports to indemnify officers and directors to the fullest extent not prohibited by the Delaware law. Total Sports may limit the extent of such indemnification by individual contracts with officers or directors. Further, Total Sports may decline to indemnify any officer or director in connection with any proceeding initiated by such person or any proceeding by such person against Total Sports or its directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by Total Sport's board of directors.

     At present, there is no pending litigation or proceeding involving a director, officer or employee of Total Sports for which indemnification is sought, nor is Total Sports aware of any threatened litigation that might result in claims for indemnification.

     Total Sports has the power to indemnify its employees and other agents, as permitted by Delaware law, but is not required to do so.

CHANGE OF CONTROL SEVERANCE PLAN


     As of September 26, 2000, 114 employees of Total Sports who remain employed by Total Sports through December 15, 2000 are entitled to specified retention bonuses of $392,119 in the aggregate. If the merger is completed prior to December 15, 2000 Quokka will assume the obligation to pay these bonuses. If, following the completion of the merger prior to December 15, 2000, these employees are terminated by Quokka, other than for cause, prior to December 15, 2000, Quokka will pay or provide to such employee:


     - the retention bonus;

     - severance in the amount of three weeks of salary in the case of an employee whose combined continuous service with Total Sports and Quokka is more than two years or two weeks salary in all other cases; and

     - outplacement services in accordance with Quokka's customary practice.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material U.S. federal income tax consequences of the merger that are expected to apply generally to Total Sports stockholders upon an exchange of their Total Sports capital stock for Quokka common stock in the merger. This summary is based upon current provisions of the Internal Revenue Code, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to Quokka, Total Sports or the stockholders of Total Sports as described in this summary. No attempt has been made to comment on all federal income tax consequences of the merger that may be relevant to particular holders, including holders:

     - who do not hold their shares as capital assets;

     - who are subject to special tax rules such as financial institutions, dealers in securities, foreign persons, mutual funds, insurance companies or tax-exempt entities;

     - who are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     - who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

     - who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy; or

     - whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code.


     In addition, the following discussion does not address the tax consequences of the merger under state, local or foreign tax laws. Furthermore, the following discussion does not address (i) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Total Sports shares are acquired or Quokka shares are disposed of, (ii) the tax consequences to holders of options or warrants issued by Total Sports that are assumed, exercised or converted, as the case may be, in connection with the merger or (iii) the tax consequences of the receipt of Quokka shares other than in exchange for Total Sports shares.


     ACCORDINGLY, HOLDERS OF TOTAL SPORTS CAPITAL STOCK ARE ADVISED AND EXPECTED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN TAX LAWS.

     As a condition to the consummation of the merger, Cooley Godward LLP, tax counsel to Quokka, and Clifford Chance Rogers & Wells LLP, tax counsel to Total Sports, must render tax opinions that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, referred to as a "Reorganization". The tax opinions discussed in this section assume and are conditioned upon the following:

     - that all representations, warranties and statements made or agreed to by Quokka and Total Sports and their managements, employees, officers, directors and stockholders in connection with the merger, including, but not limited to, those set forth in the merger agreement and the tax representation letters delivered to such counsel by Quokka and Total Sports are true and accurate at all relevant times;

     - that signed original documents submitted to such counsel are authentic, documents submitted to such counsel as copies conform to the original documents, and that all of these documents have been, or will be by the effective time of the merger, duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness of these documents;

     - that all covenants contained in the merger agreement and the tax representation letters described above are performed without waiver or breach of any material provision of these covenants;

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

     - that the merger will be reported by Quokka and Total Sports on their respective U.S. federal income tax returns in a manner consistent with the opinions rendered by such counsel; and

     - that any representation or statement made "to the knowledge of" or similarly qualified is correct without that qualification.

     No ruling from the Internal Revenue Service has been or will be requested in connection with the merger. In addition, stockholders of Total Sports should be aware that the tax opinions discussed in this section are not binding on the IRS, the IRS could adopt a contrary position and a contrary position could be sustained by a court.

     Subject to the assumptions and limitations discussed above, it is the opinion of each of Cooley Godward and Clifford Chance Rogers & Wells that:

     - the merger will be treated for federal income tax purposes as a Reorganization;

     - Quokka and Total Sports will each be a party to the Reorganization;

     - Quokka and Total Sports will not recognize any gain or loss solely as a result of the merger;

     - stockholders of Total Sports will not recognize any gain or loss upon the receipt of solely Quokka common stock for their Total Sports capital stock, other than with respect to cash received in lieu of fractional shares of Quokka common stock;

     - the aggregate basis of the shares of Quokka common stock received by a Total Sports stockholder in the merger, including any fractional share deemed received, will be the same as the aggregate basis of the shares of Total Sports capital stock surrendered in exchange therefor;

     - the holding period of the shares of Quokka common stock received by a Total Sports stockholder in the merger will include the holding period of the shares of Total Sports capital stock surrendered in exchange therefor; and


     Other Consideration. Even if the merger qualifies as a Reorganization, a recipient of Quokka common stock would recognize income to the extent that, for example, any such shares were determined to have been received in exchange for services, to satisfy obligations or in consideration for anything other than the Total Sports capital stock surrendered. Generally, such income is taxable as ordinary income upon receipt. In addition, to the extent that Total Sports stockholders were treated as receiving, directly or indirectly, consideration other than Quokka common stock in exchange for such stockholder's Total Sports capital stock, gain or loss would have to be recognized.


     Backup Withholding. With respect to a cash payment received by a Total Sports stockholder in lieu of a fractional share of Quokka common stock, a noncorporate stockholder of Total Sports may be subject to backup withholding at a rate of 31%. However, backup withholding will not apply to a stockholder who either (i) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the transmittal letter or (ii) otherwise proves to Quokka and its exchange agent that the stockholder is exempt from backup withholding.

     Reporting Requirements. Each Total Sports stockholder that receives Quokka common stock in the merger will be required to file a statement with his or her federal income tax return setting forth his or her basis in the Total Sports capital stock surrendered and the fair market value of the Quokka common stock and cash, if any, received in the merger, and to retain permanent records of these facts relating to the merger.

     Dissenting Stockholders. A dissenting stockholder of Total Sports capital stock who perfects appraisal rights will generally be treated as having received a distribution in redemption of his or her stock subject to the provisions and limitations of Sections 302 and 356(a)(2) of the Internal Revenue Code. While the tax consequences of such a redemption depend on a stockholder's particular circumstances, a dissenting stockholder who, after the merger, does not own, actually or constructively, any capital stock of either

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Total Sports or Quokka will generally recognize gain or loss with respect to a share of Total Sports capital stock equal to the difference between the amount of cash received and his or her basis in such share. This gain or loss should be capital gain or loss, provided such share is held as a capital asset.


     Cash In Lieu of Fractional Shares. The payment of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Quokka. While the tax consequences of a redemption depend on a stockholder's particular circumstances, gain or loss will generally be recognized as a result of the receipt of such cash measured by the difference between the amount received and the portion of the tax basis allocable to the fractional share interests. Such gain or loss should be capital gain or loss, provided such share was held as a capital asset.


     Consequences of IRS Challenge. A successful challenge by the IRS to the Reorganization status of the merger would result in significant adverse tax consequences to both Total Sports (and Quokka, as its successor) and the Total Sports stockholders. Under these circumstances, Total Sports would be treated as though it had sold its assets in a taxable sale and then liquidated. Total Sports stockholders would recognize taxable gain or loss with respect to each share of Total Sports capital stock surrendered equal to the difference between each stockholder's basis in such share and the fair market value, as of the effective time of the merger, of the Quokka common stock received in exchange therefor. In such event, a Total Sports stockholder's aggregate basis in the Quokka common stock so received would equal its fair market value, and the holding period of such stock would begin the day after the effective date of merger.

ANTICIPATED ACCOUNTING TREATMENT

     The merger will be accounted for using the purchase method of accounting under which the total consideration paid in the merger will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of Total Sports on the basis of their estimated fair values on the effective date of the merger. The excess of the total consideration paid in the merger over tangible and identifiable intangible assets acquired and liabilities assumed will be recorded as goodwill.

GOVERNMENTAL APPROVALS


     Transactions such as the merger are subject to review by the Department of Justice and the Federal Trade Commission to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or "HSR Act", the merger may not be consummated until the specified waiting period requirements of the HSR Act have been satisfied. Quokka and Total Sports filed notification reports, together with requests for early termination for the waiting period, with the Department of Justice and the Federal Trade Commission under the HSR Act on September 18, 2000. Total Sports and Quokka received notice of early termination
of the waiting period on October   , 2000.


ESCROW; RESTRICTIONS ON RESALES

     Upon the completion of the merger, 1,500,000 shares of Quokka common stock to be issued in the merger will be placed in escrow with State Street Bank, N.A. as the escrow agent. These escrowed shares of Quokka common stock will be held in an escrow fund for a one-year period to satisfy indemnification claims. See "Certain Terms of the Merger Agreement -- The Escrow Fund." The Quokka common stock issued to the securityholders of Total Sports in the merger will be subject to a variety of restrictions affecting the resale and transfer of the common stock.

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     In addition, except for the escrowed shares of Quokka stock, the remaining
Quokka common stock issued in exchange for Total Sports capital stock, or reserved for issuance under Total Sports' warrants that are assumed or exchanged for warrants to purchase Quokka common stock, are subject to transfer and resale restrictions during the year following the completion of the merger. Except as noted below, on an aggregate basis, the shares of Quokka common stock issued or reserved for issuance via the merger may be sold or otherwise transferred only upon the following schedule:

     - up to an aggregate of 10% of the Quokka common stock (excluding the escrowed shares) may be sold immediately upon the completion of the merger;

     - up to an aggregate of 22% of the Quokka common stock (excluding the escrowed shares) may be sold 90 days following the completion of the merger;

     - up to an aggregate of 47% of the Quokka common stock (excluding the escrowed shares) may be sold 180 days following the completion of the merger;

     - up to an aggregate of 72% of the Quokka common stock (excluding the escrowed shares) may be sold 270 days following completion of the merger; and

     - all of the Quokka common stock may be sold one year following the completion of the merger.

     Within the foregoing aggregate limits relating to resale and transfer, Gary Stevenson, the president, chief executive officer and a director of Total Sports, may sell the shares of Quokka common stock to be issued to him in the merger upon the following schedule:

     - up to an aggregate of 60% of Mr. Stevenson's Quokka common stock (excluding the escrowed shares) may be sold immediately upon the completion of the merger;

     - up to an aggregate of 65% of Mr. Stevenson's Quokka common stock (excluding the escrowed shares) may be sold 90 days following the completion of the merger;

     - up to an aggregate of 75% of Mr. Stevenson's Quokka common stock (excluding the escrowed shares) may be sold 180 days following the completion of the merger;

     - up to an aggregate of 85% of Mr. Stevenson's Quokka common stock (excluding the escrowed shares) may be sold 270 days following completion of the merger; and

     - all of Mr. Stevenson's Quokka common stock may be sold one year following the completion of the merger.

     The greater number of shares of Quokka common stock that Mr. Stevenson elects to sell or otherwise transfer during any time period indicated above, the fewer number of shares of Quokka common stock that other Total Sports stockholders would be able to sell or otherwise transfer during that same period. Based on the $9.00 share price of the Quokka common stock on July 20, 2000, Mr. Stevenson would receive 1,650,000 shares of Quokka stock via the merger, in accordance with an agreement with Total Sports. For a more detailed discussion of the rights and interests of Mr. Stevenson in the merger, see "Interests of Total Sports Officers and Directors in the Merger."

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                     CERTAIN TERMS OF THE MERGER AGREEMENT

     THE FOLLOWING SUMMARY DESCRIBES THE MATERIAL TERMS OF THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, DATED AS OF JULY 20, 2000, AMONG QUOKKA AND TOTAL SPORTS. THE FULL TEXT OF THE MERGER AGREEMENT IS ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. WE ENCOURAGE YOU TO READ THE ENTIRE MERGER AGREEMENT.

THE MERGER

     The merger agreement provides that at the effective time, Total Sports will be merged with and into Quokka. Upon completion of the merger, Quokka will continue as the surviving corporation and Total Sports will cease to exist as a separate corporation.

EFFECTIVE TIME OF THE MERGER

     The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. If all of the conditions of the merger contained in the merger agreement are satisfied or waived, we anticipate that the effective time will occur on the date of the Quokka and Total Sports special meetings or as soon as practicable following the special meetings.


MANNER AND BASIS OF CONVERTING SHARES



     The merger agreement provides that at the effective time of the merger, each share of capital stock of Total Sports then outstanding, other than dissenting shares, will be converted into the right to receive that number of shares of Quokka common stock calculated in accordance with the exchange ratio applicable for each such class or series of Total Sports capital stock. The applicable exchange ratio and priority of payment for each class or series of Total Sports capital stock would change in connection with the issuance of new securities by Total Sports pursuant to the terms of a proposed bridge financing currently being undertaken by Total Sports to raise additional capital. The terms of such financing contemplate the issuance by Total Sports of new securities and the exchange of existing securities for new securities with liquidation preference amounts senior to some of the existing classes and series of Total Sports capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Total Sports Inc. -- Liquidity and Capital Resources." Notwithstanding the proposed financing efforts by Total Sports, the current exchange ratio structure of the Total Sports capital stock is as follows:



     - The senior employee preferred stock exchange ratio equals the quotient of
       (a) the product of (i) the merger consideration shares, (ii) eight percent and (iii) the fraction (expressed as a percentage) of which the numerator is the number of shares of senior employee preferred stock that may be acquired pursuant to options granted and vested under the Total Sports 2000 Stock Plan which remain outstanding as of the effective date, referred to in this section as the "senior employee preferred stock" and the denominator is 3,200,000, divided by (b) the senior employee preferred stock.



     - The series A preferred stock exchange ratio equals the quotient of (a) the amount of merger consideration shares, if any, remaining after payment of the compensation payable to Gary Stevenson, the president, chief executive officer and a director of Total Sports referred to in this section as the "Stevenson compensation shares" and the merger consideration shares issuable upon exchange of the senior employee preferred stock, in an amount of shares of Quokka common stock equal to the quotient of (i) the product of (A) the number of shares of series A preferred stock issued and outstanding and the number of shares of the series A preferred stock issuable upon exercise of options or warrants outstanding as of the effective date, collectively referred to in this section as the "series A preferred stock" and (B) the aggregate amount equal to $10.00 for each share of series A preferred stock outstanding, plus accrued but unpaid dividends at the rate of $1.20 per share per annum accruing each year beginning on the date of issuance of such shares of series A preferred stock, also known as the "series A liquidation preference" and (ii) the average of the last sales price of Quokka common stock quoted on the Nasdaq National Market for the five

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       consecutive business days ending on the day immediately prior to the effective date, referred to in this section as the "Effective Date Value", divided by (b) the aggregate number determined by taking the quotient of (i) the series A liquidation preference for each share of series A preferred stock and (ii) $10.00, the number is referred to in this section as the "series A units", allocated among the holders of series A preferred stock by reference to the number of series A units held by each such holder in relation to the total number of series A units.



     - The series B preferred stock exchange ratio equals the quotient of (a) the amount of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares and the merger consideration shares issuable upon exchange of the senior employee preferred stock and series A preferred stock, in an amount equal to the quotient of (i) the amount to be distributed to the holders of the number of shares of series B preferred stock issued and outstanding and the number of shares of series B preferred stock issuable upon exercise of options or warrants outstanding as of the effective date, collectively referred to in this section as the "series B preferred stock" calculated under the senior preferred stock amount which is calculated below and designated as the series B liquidation amount which is also calculated below and assuming the exercise in full of all warrants to purchase series B preferred stock which remain outstanding as of the effective date and (ii) the effective date value, divided by (b) the aggregate number determined by taking the quotient of (A) the aggregate amount equal to $4.492 for each share of series B preferred stock, plus accrued but unpaid dividends at the rate of $0.54 per share per annum accruing each year beginning on the date of issuance of such shares of series B preferred stock, also known as the "series B liquidation preference" for each share of series B preferred stock and (B) $4.492, the number is referred to in this section as the "series B units"; provided, however if a holder of series B preferred stock receives the value of the portion of merger consideration shares based upon the effective date value which would have been paid with respect to the aggregate number of shares of common stock issuable upon conversion of the series B preferred stock, assuming the conversion on a one-to-one basis of all senior preferred stock, as described below, immediately prior to the effective date, this amount is referred to in this section as the "series B conversion amount" in lieu of the series B liquidation preference for its series B preferred stock, and the number of series B units held by such holder shall be equal to the number of shares of series B preferred stock held by such holder, allocated among the holders of series B preferred stock by reference to the number of series B units held by each such holder in relation to the total number of series B units.



     - The series C preferred stock exchange ratio equals the quotient of (a) the amount of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares and the merger consideration shares issuable upon exchange of the senior employee preferred stock and series A preferred stock, in an amount equal to the quotient of (i) the amount to be distributed to the holders of the number of shares of series C preferred stock issued and outstanding and the number of shares of series C preferred stock issuable upon exercise of options or warrants outstanding as of the effective date, collectively referred to in this section as the "series C preferred stock" calculated under the senior preferred stock amount and designated as the series C liquidation amount, as described below and (ii) the effective date value, divided by (b) the aggregate number determined by taking the quotient of (A) the aggregate amount equal to $7.106 for each share of series C preferred stock, plus accrued but unpaid dividends at the rate of $0.85 per share per annum accruing each year beginning on the date of issuance of such shares of series C preferred stock, also known as the "series C liquidation preference" for each share of series C preferred stock and (B) $7.106, the number is referred to in this section as the "series C units"; provided, however if a holder of series C preferred stock receives the value of the portion of merger consideration shares based upon the effective date value which would have been paid with respect to the aggregate number of shares of common stock issuable upon conversion of the series C preferred stock, assuming the conversion on a one-to-one basis of all senior preferred stock immediately prior to the effective date, this amount is referred to in this section as the "series C conversion amount" in lieu of the series C liquidation preference for its series C preferred stock, and the number of series C units held by such holder shall be equal to the number of shares of series C preferred

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       stock held by such holder, allocated among the holders of series C preferred stock by reference to the number of series C units held by each such holder in relation to the total number of series C units.



     - The series C1 preferred stock exchange ratio equals the quotient of (a) the amount of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares and the merger consideration shares issuable upon exchange of the senior employee preferred stock and series A preferred stock, in an amount equal to the quotient of (i) the amount to be distributed to the holders of the number of shares of series C1 preferred stock issued and outstanding and the number of shares of series C1 preferred stock issuable upon exercise of options or warrants outstanding as of the effective date, collectively referred to in this section as the "series C1 preferred stock" calculated under the senior preferred stock amount and designated as the series C1 liquidation amount, as described below and (ii) the effective date value, divided by
       (b) the aggregate number determined by taking the quotient of (A) the aggregate amount equal to $9.49 for each share of series C1 preferred stock, plus accrued but unpaid dividends at the rate of $1.14 per share per annum accruing each year beginning on the date of issuance of such shares of series C1 preferred stock, also known as the "series C liquidation preference" for each share of series C1 preferred stock and
       (B) $9.49, the number is referred to in this section as the "series C1 units"; provided, however if a holder of series C1 preferred stock receives the value of the portion of merger consideration shares based upon the effective date value which would have been paid with respect to the aggregate number of shares of common stock issuable upon conversion of the series C1 preferred stock, assuming the conversion on a one-to-one basis of all senior preferred stock immediately prior to the effective date, this amount is referred to in this section as the "series C1 conversion amount" in lieu of the series C1 liquidation preference for its series C1 preferred stock, and the number of series C1 units held by such holder shall be equal to the number of shares of series C1 preferred stock held by such holder, allocated among the holders of series C1 preferred stock by reference to the number of series C1 units held by each such holder in relation to the total number of series C1 units.



     - The series D preferred stock exchange ratio equals the quotient of (a) the amount of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares and the merger consideration shares issuable upon exchange of the senior employee preferred stock and series A preferred stock, in an amount equal to the quotient of (i) the amount to be distributed to the holders of the number of shares of series D preferred stock issued and outstanding and the number of shares of series D preferred stock issuable upon exercise of options or warrants outstanding as of the effective date, collectively referred to in this section as the "series D preferred stock" calculated under the senior preferred stock amount and designated as the series D liquidation amount, as described below and assuming the exercise in full of all warrants to purchase series D preferred stock which remain outstanding as of the effective date and (ii) the effective date value, divided by (b) the aggregate number determined by taking the quotient of (A) the aggregate amount equal to $33.18 for each share of series D preferred stock, plus accrued but unpaid dividends at the rate of $1.99 per share per annum accruing each year beginning on the date of issuance of such shares of series D preferred stock, also known as the "series D liquidation preference" for each share of series D preferred stock and (B) $33.18, the number is referred to in this section as the "series D units"; provided, however if a holder of series D preferred stock receives the value of the portion of merger consideration shares based upon the effective date value which would have been paid with respect to the aggregate number of shares of common stock issuable upon conversion of the series D preferred stock, assuming the conversion on a one-to-one basis of all senior preferred stock immediately prior to the effective date, this amount is referred to in this section as the "series D conversion amount" in lieu of the series D liquidation preference for its series D preferred stock, and the number of series D units held by such holder shall be equal to the number of shares of series D preferred stock held by such holder, allocated among the holders of series D preferred stock by reference to the number of series D units held by each such holder in relation to the total number of series D units.

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     - The series D1 preferred stock exchange ratio equals the quotient of (a)
       the amount of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares and the merger consideration shares issuable upon exchange of the senior employee preferred stock and series A preferred stock, in an amount equal to the quotient of (i) the amount to be distributed to the holders of the number of shares of series D1 preferred stock issued and outstanding and the number of shares of series D1 preferred stock issuable upon exercise of options or warrants outstanding as of the effective date, collectively referred to in this section as the "series D1 preferred stock" calculated under the senior preferred stock amount and designated as the series D1 liquidation amount, as defined below and assuming the exercise in full of all warrants to purchase series D1 preferred stock which remain outstanding as of the effective date and (ii) the effective date value, divided by
       (b) the aggregate number determined by taking the quotient of (A) the aggregate amount equal to $16.59 for each share of series D1 preferred stock, plus accrued but unpaid dividends at the rate of $1.99 per share per annum accruing each year beginning on the date of issuance of such shares of series D1 preferred stock, also known as the "series D1 liquidation preference" for each share of series D1 preferred stock and
       (B) $16.59, the number is referred to in this section as the "series D1 units"; provided, however if a holder of series D1 preferred stock receives the value of the portion of merger consideration shares based upon the effective date value which would have been paid with respect to the aggregate number of shares of common stock issuable upon conversion of the series D1 preferred stock, assuming the conversion on a one-to-one basis of all senior preferred stock immediately prior to the effective date, this amount is referred to in this section as the "series D1 conversion amount" in lieu of the series D1 liquidation preference for its series D1 preferred stock, and the number of series D1 units held by such holder shall be equal to the number of shares of series D1 preferred stock held by such holder, allocated among the holders of series D1 preferred stock by reference to the number of series D1 units held by each such holder in relation to the total number of series D1 units.



     - The series E preferred stock exchange ratio equals the quotient of (a) the amount of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares and the merger consideration shares issuable upon exchange of the senior employee preferred stock, series A preferred stock and senior preferred stock, in an amount equal to the quotient of (i) the product of (A) the amount, if any, by which $32.11 exceeds the per share amount, if any, distributable on each share of common stock and (B) the number of shares of series E preferred stock issued and outstanding and the number of shares of series E preferred stock issuable upon exercise of options or warrants outstanding as of the effective date, collectively referred to in this section as the "series E preferred stock", and (ii) the effective date value (where the common stock amount, as described below is calculated by assuming the value of the merger consideration shares distributable on the series E preferred stock to be the quotient of (i) the product of (A) $32.11 and (B) the series E preferred stock and (ii) the effective date value), divided by
       (b) the series E preferred stock.



     - The series E unit exchange ratio equals the quotient of (a) the amount of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares and the merger consideration shares issuable upon exchange of the senior employee preferred stock, series A preferred stock and senior preferred stock, in an amount equal to the quotient of (i) the product of (A) $32.11, minus any amounts distributed with respect to the series E preferred stock or the per share amount distributable on each share of common stock, and (B) the number of shares of series E preferred stock held by the holders of common stock, referred to in this section as the "series E units" and (ii) the effective date value, divided by (b) the series E units.



     The common stock exchange ratio equals the quotient of (a) the amount of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares and the merger consideration shares issuable upon exchange of the senior employee preferred stock, series A preferred stock, senior preferred stock, series E preferred stock and series E units, the amount referred to in this section as the "common stock amount", divided by (b) the number of shares of common stock issued and


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outstanding and the number of shares of common stock issuable upon the exercise of options and warrants outstanding as of the effective date, collectively referred to in this section as the "common stock".



     The following definitions are used in calculating the above-referenced exchange ratios:



     - "senior preferred stock" means collectively the series B preferred stock, the series C preferred stock the series C1 preferred stock, the series D preferred stock and the series D1 preferred stock.



     - "senior preferred stock amount" means the number of merger consideration shares, if any, remaining after payment of the Stevenson compensation shares, the merger consideration shares issuable upon exchange of senior employee preferred stock, series A preferred stock and all senior preferred stock, in an amount equal to the greater of the quotient of (a)
       (i) the sum of the series B liquidation preference, the series C liquidation preference, the series C1 liquidation preference, the series D liquidation preference and the series D1 liquidation preference, all of the aforementioned liquidation preferences are referred to in this section as the "senior preferred stock liquidation preference", or (ii) the sum of the series B conversion amount, the series C conversion amount, the series C1 conversion amount, the series D conversion amount and the series D1 conversion amount, collectively the conversation amounts are referred to in this section as the "senior conversion amount" and (b) the effective date value; provided, however, that if (i) the amount of the senior preferred stock liquidation preference is greater than the amount of the senior conversion amount, and (ii) the effective date value of the merger consideration shares distributable to the holders of senior preferred stock is less than the senior preferred stock liquidation preference, then the amount of merger consideration shares available to be distributed to the holders of senior preferred stock shall be distributed ratably among the holders of senior preferred stock in proportion to the series B liquidation preference, series C liquidation preference, series C1 liquidation preference, series D liquidation preference and series D1 liquidation preference. notwithstanding the foregoing, in the event that the senior conversion amount exceeds the senior preferred stock liquidation preference, but the per share amount determined with respect to the senior conversion amount is less than the per share amount payable under the series b liquidation preference, the series C liquidation preference, the series C1 liquidation preference, the series D liquidation preference or the series D1 liquidation preference, individually, then any holder of senior preferred stock may elect to receive its respective liquidation preference for such holder's senior preferred stock in lieu of the senior conversion amount and the amount payable with respect to any non-electing holders of senior preferred stock shall be adjusted to reflect the priority of such payment. (For example, if the senior conversion amount equates to a series D conversion amount equal to $28.00 per share, the series D liquidation preference per share would be greater than this value. In this scenario, the holder of series D preferred stock could elect to receive the series D liquidation preference in lieu of the series D conversion amount; if the holders so elected, the senior conversion amount would be reduced by the value of the series D liquidation preference.) Each amount calculated under this definition with respect to the series B preferred stock, the series C preferred stock, the series C1 preferred stock, the series D preferred stock, and the series D1 preferred stock and included in this senior preferred stock amount shall be designated respectively as the series B liquidation amount, the series C liquidation amount, the series C1 liquidation amount, the series D liquidation amount and the series D1 liquidation amount.



THE ESCROW FUND


     Upon the completion of the merger, 1,500,000 shares of the Quokka common stock issued in the merger will be placed in escrow with State Street Bank, N.A., which will serve as the escrow agent. At the effective time of the merger, each holder of Total Sports' common stock and preferred stock and Mr. Stevenson will be deemed, without any act by such stockholder, to have received and deposited with the escrow agent a number of Quokka common stock representing such stockholder's proportionate interest in the total amount of Quokka common stock being placed in escrow. These escrowed shares of Quokka common stock will be held in an escrow fund for a one-year period to satisfy indemnification claims.

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

TOTAL SPORTS STOCK OPTIONS AND WARRANTS

     At the effective time of the merger, Quokka will assume each outstanding Total Sports stock option, and each outstanding Total Sports stock option will become an option to purchase that number of shares of Quokka common stock equal to the number of shares of Total Sports common stock subject to that Total Sports stock option immediately before the effective time, multiplied by the exchange ratio and rounded down to the nearest whole share. The exercise price per share of Quokka common stock subject to each assumed stock option will be equal to the exercise price per share of the Total Sports common stock subject to the corresponding Total Sports stock option divided by the exchange ratio and rounded up to the nearest cent. All other terms and conditions of the Total Sports stock options will not change. The Quokka common stock received upon exercise of assumed or substituted Total Sports options will be subject to certain disposition restrictions for one year following the consummation of the merger.

     Based on the Total Sports stock options outstanding at the record date, and assuming no Total Sports stock options are exercised prior to the effective time, Quokka will be required at the effective time to reserve shares of Quokka common stock for issuance upon exercise of the Total Sports stock options assumed by Quokka.


     At the effective time of the merger, Quokka will assume Total Sports warrants to purchase 907,782 shares of Total Sports common stock, 50,346 shares of Total Sports series D preferred stock and 963,370 shares of Total Sports series D1 preferred stock that were outstanding on the date of the merger agreement. Each warrant will become a warrant to purchase that number of shares of Quokka common stock equal to the number of shares of Total Sports capital stock subject to that Total Sports warrant immediately before the effective time, multiplied by the exchange ratio and rounded down to the nearest whole share. The exercise price per share of Quokka common stock subject to each assumed warrant will be equal to the exercise price per share of the Total Sports capital stock subject to the corresponding Total Sports warrant divided by the exchange ratio and rounded up to the nearest cent. All other terms and conditions of the Total Sports warrants will not change.


REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties of Total Sports and Quokka relating to, among other things, certain aspects of their respective businesses and assets and other matters. The representations and warranties of Quokka expire at the effective time. The representations and warranties of Total Sports expire one year after the closing of the merger.

COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Affirmative Covenants Of Total Sports. Total Sports has agreed that prior to the effective time of the merger it will:

     - conduct its business and operations in the ordinary course and consistent with past practices, use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons having business relationships with it, provide all contractually required notices, assurances and support relating to any of its proprietary assets to ensure that no contractual condition arises that could reasonably be expected to increase the likelihood of any transfer, disclosure or release from escrow of any source code and promptly notify Quokka of any notice or other communication from any person alleging that consent is or may be required in connection with the merger and any legal proceeding commenced or, to its knowledge, threatened against it relating to the merger;

     - provide Quokka with access to its personnel, assets, books, records, tax returns and other documents;

     - deliver to Quokka certain financial statements and reports, any written materials sent by Total Sports to its stockholders, any material notices or other communications relating to any material contracts and any material notice, reports or other documents received from any governmental agency;

     - promptly notify Quokka of the discovery of anything that would constitute a material inaccuracy in any representation or warranty made by Total Sports, a material breach of any covenant or obligation of Total Sports and anything that would make the timely satisfaction of any of the closing conditions impossible or unlikely or that could be deemed to have a material adverse effect on Total Sports;

     - use all reasonable efforts to file all notices, reports and other documents required to be filed with any governmental agency with respect to the merger, including the notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable foreign antitrust laws or regulations;

     - call and hold a meeting of its stockholders to vote on a proposal to approve the merger agreement; and

     - use reasonable efforts to take, or cause to be taken, all actions necessary to consummate the merger.

     Total Sports' board of directors has agreed to recommend that the Total Sports stockholders vote for approval the merger agreement. However, at any time before the Total Sports' special meeting, Total Sports' board of directors is entitled to withdraw or modify its recommendation that the Total Sports' stockholders vote to approve the merger agreement if the Total Sports' board of directors determines in good faith, after taking into account the written advice of outside legal counsel, that withdrawal or modification of its recommendation is required for the board of directors to comply with its fiduciary obligations to Total Sports' stockholders under applicable law.

     Negative Covenants Of Total Sports. Total Sports has agreed that, before the effective time, except as otherwise agreed to in writing by Quokka, it will not, will not agree to and will not permit any of its subsidiaries to:

     - declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities except for the cancellation of options or warrants without payment of any consideration by Total Sports;

     - subject to exceptions, sell, issue, grant or authorize any capital stock or any option or right to acquire any capital stock or other security;

     - amend or waive any of its material rights under, or accelerate the vesting under, any provision of any of the Total Sports stock option plans or any agreement evidencing any outstanding stock option or any restricted stock purchase agreement;

     - amend its certificate of incorporation or bylaws;

     - effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as permitted in the event of a superior offer;

     - form any subsidiary or acquire any equity interest or other interest in any other entity;

     - make capital expenditures exceeding $200,000 in the aggregate;

     - enter into, become bound by, amend or terminate any material contract, other than in the ordinary course of business and consistent with past practices or waive or exercise any material right or remedy under any material contract;

     - acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person, other than in the ordinary course

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

       of business and consistent with past practices, or waive or relinquish any material right of Total Sports or its subsidiaries;

     - subject to exceptions, incur or guarantee any indebtedness;

     - subject to exceptions, establish, adopt or amend any employee benefit plan, pay any bonus, make any profit-sharing payment or increase the amount of the wages, salary, commissions, fringe benefits or other compensation payable to any of its directors, officers or employees;

     - hire any new employee at the level of director or above or with an annual base salary in excess of $100,000, promote any employee except in order to fill a position vacated after the date of the merger agreement or engage any consultant or independent contractor who cannot be terminated without penalty within 30 days;

     - change, in any material respect that is adverse to Total Sports and its subsidiaries, any of its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies, or any of its methods of accounting or accounting practices;

     - make any material tax election;

     - subject to exceptions, settle any legal proceeding;or

     - take any other material action outside the ordinary course of business.

     Notwithstanding the foregoing covenants, Total Sports will still be permitted to:

     - discontinue or dispose of its offline publishing business;

     - amend its certificate of incorporation as set forth in the merger agreement; and

     - pay bonuses to its employees to the extent such bonuses do not exceed an aggregate of $20,000 to any individual employee prior to the closing of the merger.

     Affirmative Covenants Of Quokka. Quokka has agreed that, prior to the effective time, it will:

     - call and hold a meeting of its stockholders to vote on a proposal to approve the merger agreement;

     - promptly notify Total Sports of the discovery of anything that would constitute a material inaccuracy in any representation or warranty made by Quokka, any material breach of any covenant or obligation of Quokka and anything that would make the timely satisfaction of any of the closing conditions impossible or unlikely or that could be deemed to have a material adverse effect on Quokka;

     - provide Total Sports with access to its books, records, tax returns and other documents;

     - register on a Form S-4 registration statement under the Securities Act the issuance of shares of Quokka common stock in the merger and, subject to exceptions, use reasonable efforts to register or qualify these shares under the securities laws of every applicable jurisdiction of the United States;

     - file and have declared effective a registration statement on Form S-3 to register the resale of Quokka common stock to be received by the affiliates of Total Sports in the merger;

     - use all reasonable efforts to cause the shares of Quokka common stock to be issued in the merger to be approved for listing on the Nasdaq National Market;

     - use all commercially reasonable efforts to file all notices, reports and other documents required to be filed with any governmental agency with respect to the merger, including the notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable foreign antitrust laws or regulations in connection with the merger; and

     - use reasonable efforts to take, or cause to be taken, all actions necessary to consummate the merger.

     Negative Covenants Of Quokka. Quokka has agreed that, before the effective time, except as otherwise agreed to in writing by Total Sports, it will not and will not agree to:

     - declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or purchase, redeem or otherwise reacquire any shares of capital stock or other securities other than repurchases of Quokka common stock from former employees or consultant pursuant to contractual rights to do so;

     - issue, or permit its subsidiaries to issue, any capital stock at less than fair market value other than pursuant to any Quokka employee stock option plans, upon conversion or exercise of convertible securities outstanding as of the date of the merger agreement or pursuant to rights to acquire capital stock as of the date of the merger agreement;

     - effect any split of capital stock;

     - subject to exceptions, issue any capital stock if the effect of such issuance would be that the Quokka stockholders that have executed voting agreements with Total Sports would not hold sufficient shares of Quokka common stock to approve the merger; or

     - amend its certificate of incorporation or bylaws.

LIMITATION ON CONSIDERING OTHER ACQUISITION PROPOSALS

     As an inducement to Quokka's execution and delivery of the merger agreement, Total Sports has agreed that it will not and that it will not authorize or permit any of its representatives to:

     - solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any of the following, each of which are referred to as an acquisition proposal:

       - any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction:

          - involving Total Sports or any of its subsidiaries;

          - in which a person directly or indirectly acquires ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Total Sports or any of its subsidiaries; or

          - in which Total Sports or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of Total Sports or any of its subsidiaries;

       - any sale, lease, exchange, transfer, license, acquisition or disposition of any business or assets that account for 20% or more of the consolidated net revenues, net income or assets of Total Sports or any of its subsidiaries; or

       - any liquidation or dissolution of Total Sports or any of its subsidiaries;

     - furnish any information to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to an acquisition proposal;

     - engage in discussions or negotiations with any person with respect to any acquisition proposal;

     - approve, endorse or recommend any acquisition proposal; or

     - enter into any letter of intent or similar agreement contemplating or relating to any acquisition proposal.

       - However, the foregoing restrictions will not prohibit Total Sports from obtaining interim financing through the sale and issuance of securities constituting common stock or preferred stock of Total Sports.
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

     If Total Sports' board of directors receives an acquisition proposal or any inquiry, indication of interest or request for nonpublic information that could lead to or relate to an acquisition proposal, then Total Sports must promptly inform Quokka of the identity of the person making the acquisition proposal, inquiry, indication of interest or request, and of the terms thereof. Total Sports must keep Quokka fully informed of the status and details of any acquisition proposal, inquiry, indication of interest or request.

     Total Sports also agreed to immediately cease and terminate any existing discussions with any person relating to any acquisition proposal and agreed not to release any person from any provision of any confidentiality, "standstill" or similar agreement to which Total Sports or any of its subsidiaries is a party and to use its best efforts to enforce these agreements at the request of Quokka.

CONDITIONS TO THE MERGER

     Conditions To The Obligations Of Each Party. The obligations of Quokka and Total Sports to complete the merger are subject to the satisfaction of certain conditions, including the following:

     - Total Sports stockholders and Quokka stockholders must approve the merger agreement;

     - the Nasdaq Stock Market must approve the shares of Quokka common stock to be issued in the merger for listing on the Nasdaq National Market;

     - the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, shall have become effective in accordance with the provisions of the Securities Act and no stop order shall have been issued and no proceeding for that purpose shall have been initiated or threatened;

     - no order or injunction shall be in effect that prohibits the consummation of the merger and there shall not be any legal requirement enacted or deemed applicable to the merger that makes consummation of the merger illegal;

     - there shall not be pending or threatened any action or legal proceeding involving any governmental entity that challenges or prohibits the consummation of the merger; and

     - the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated and any consent required under any applicable foreign antitrust law or regulation shall have been obtained. Total Sports and Quokka received notice of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended,
       on            , 2000.

     Conditions To The Obligation Of Quokka. The obligation of Quokka to complete the merger is subject to the satisfaction of the following conditions:

     - Total Sports' representations and warranties in the merger agreement must be true and accurate in all respects as of the date of the merger agreement and as of the closing date as if made on the closing date, disregarding any inaccuracies that, considered collectively, are deemed to have a material adverse effect on Total Sports;

     - Total Sports must have complied in all material respects with all covenants and obligations required to be complied with by it under the merger agreement at or prior to the closing date;

     - Quokka shall have received:

       - all third-party consents required to be obtained by Total Sports as set forth in the merger agreement;

       - a legal opinion of Wyrick Robbins Yates & Ponton LLP as set forth in exhibit D to the merger agreement;

       - a tax opinion that the merger will constitute a reorganization for federal income tax purposes;

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

       - a certificate from the chief executive officer and chief financial officer of Total Sports confirming that certain conditions have been satisfied; and

       - the written resignations of each officer and director of Total Sports and its subsidiaries effective as of completion of the merger;

     - none of four specified employees of Total Sports shall have ceased to be employed by Total Sports or shall have expressed an intention to Quokka to terminate his employment with Total Sports;

     - Total Sports will not have any liability or obligation after the effective time of the merger with respect to certain employment agreements;

     - the holders of Total Sports capital stock representing the right to receive 90% of the Quokka common stock to be issued upon the consummation of the merger shall have approved the merger or withdrawn or lost the right to exercise dissenters' or appraisal rights in connection with the merger; and

     - there shall not have occurred anything that is deemed to have a material adverse effect on Total Sports.

     As used in the merger agreement, "material adverse effect" means, with respect to Total Sports, any event, violation, inaccuracy, circumstance or other matter that individually, or when considered with all other events, circumstances or other matters, had or could reasonably expected to have a material adverse effect on the business, financial condition, capitalization, assets, liabilities, operations or results of operations of Total Sports and its subsidiaries taken as a whole or the ability of Total Sports to consummate the merger or any of the other transactions contemplated by the merger agreement or to perform any of its obligations under the merger agreement. For purposes of determining whether there has been a material adverse effect, neither of the following, in and of itself, or in combination with the other will be deemed to have a material adverse effect on Total Sports or its subsidiaries:

     - the disposition or discontinuation of Total Sports' offline publishing business; or

     - the depletion of Total Sports' and its subsidiaries' liquidity and capital resources through the incurrence of continued operating losses consistent with past experience.

     Conditions To The Obligation Of Total Sports. The obligation of Total Sports to complete the merger is subject to the satisfaction of the following conditions:

     - Quokka's representations and warranties in the merger agreement must be true and accurate in all respects as of the date of the merger agreement and as of the closing date as if made on the closing date, disregarding any inaccuracies that, considered collectively, are deemed to have a material adverse effect on Quokka;

     - the registration statement on Form S-3 to register the resale of Quokka common stock to be received by the affiliates of Total Sports in the merger shall have become effective in accordance with the provisions of the Securities Act of 1933 and no stop order shall have been issued and no proceeding for that purpose shall have been initiated or threatened;

     - Quokka must have complied in all material respects with all covenants and obligations required to be complied with by it under the merger agreement at or prior to the closing date;

     - Total Sports shall have received:

       - a legal opinion of Cooley Godward LLP as set forth in exhibit E to the merger agreement;

       - a tax opinion that the merger will constitute a reorganization for federal income tax purposes; and

       - a certificate from an executive officer of Quokka confirming that certain conditions have been satisfied;

     - an individual who is mutually acceptable to Quokka and Total Sports shall have been elected to Quokka's board of directors;

     - Quokka shall have completed one or more financing transactions in which it shall have received cash proceeds of at least $27,500,000; and

     - there shall not have occurred anything that is deemed to have a material adverse effect on Quokka.

     As used in the merger agreement, "material adverse effect" means, with respect to Quokka, any event, violation, inaccuracy, circumstance or other matter that individually, or when considered with all other events, circumstances or other matters, had or could reasonably expected to have a material adverse effect on the business, financial condition, capitalization, assets, liabilities, operations or results of operations of Quokka and its subsidiaries taken as a whole or the ability of Quokka to consummate the merger or any of the other transactions contemplated by the merger agreement or to perform any of its obligations under the merger agreement. A decline in Quokka's stock price, in and of itself, shall not be deemed to have a material adverse effect. In addition, for purposes of determining whether there has been a material adverse effect, one shall disregard any change, effect, event or occurrence relating to:

     - the merger agreement or the merger or the announcement of the merger;

     - the economy or securities markets in general;

     - the new media industry in general, and not specifically related to Quokka or any of its subsidiaries; and

     - the failure to meet the predictions of equity analysts.

TERMINATION OF THE MERGER AGREEMENT

     Quokka and Total Sports may agree by mutual written consent to terminate the merger agreement at any time before the merger is completed. In addition, either company may terminate the merger agreement if:

     - the merger is not completed on or before December 31, 2000, unless the failure to consummate the merger is attributable to a failure on the part of the party seeking to terminate the merger agreement to perform any material obligation or a failure to obtain the required stockholder vote by breach of any of the voting agreements entered into in connection with the merger;

     - a court or government entity issues a final order prohibiting the merger;

     - the Total Sports stockholders or the Quokka stockholders do not approve the merger agreement, unless the failure to obtain their approval is attributable to a failure on the part of the party seeking to terminate the merger agreement to perform any material obligation; or

     - breaches of the other company's representations and warranties are deemed to have a material adverse effect on that company, the other company materially breaches the covenants in the merger agreement and these breaches are not curable through the exercise of reasonable efforts, or the other company is not using reasonable efforts to cure these breaches.

     Subject to limited exceptions, including the survival of any obligations to pay a termination fee, if the merger agreement is terminated, then it is void. Except as otherwise provided, there will be no liability on the part of Quokka or Total Sports to the other, and all rights and obligations of the parties will cease. However, no party will be relieved from its obligations with respect to any material breach of the merger agreement.

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

EXPENSES AND TERMINATION FEES

     If the merger is abandoned because the merger agreement is terminated, all expenses will be paid by the party incurring them. If the merger is consummated Quokka, as the surviving corporation, will bear the fees and expenses incurred by Total Sports.

     If the merger agreement is terminated by Total Sports or Quokka because the Total Sports stockholders do not approve the merger agreement, then Total Sports will pay to Quokka a termination fee in the amount of $7.5 million. If the merger agreement is terminated by Total Sports or Quokka because the Quokka stockholders do not approve the merger agreement, then Quokka will pay to Total Sports a termination fee in the amount of $7.5 million.

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

                               VOTING AGREEMENTS


     THE FOLLOWING "VOTING AGREEMENTS" SECTION DESCRIBES THE MATERIAL TERMS OF THE VOTING AGREEMENTS SIGNED BY AFFILIATES OF TOTAL SPORTS AND THE VOTING AGREEMENTS SIGNED BY TEN MAJOR STOCKHOLDERS OF QUOKKA. THE FORMS OF VOTING AGREEMENTS ARE ATTACHED AS ANNEXES B-1, B-2 AND C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. WE ENCOURAGE YOU TO READ THE ENTIRE FORM OF EACH OF THE VOTING AGREEMENTS.


VOTING AGREEMENTS WITH HOLDERS OF QUOKKA COMMON STOCK


     Accel VI L.P., John Bertrand, Quokka's Vice Chairman, Media Technology Ventures, L.P., Media Technology Equity Partners, L.P., and MediaOne Interactive Services, Inc., Pogmohane Partners L.P., Trinity Ventures V, L.P., Wakefield Group II, L.L.C., and Richard H. Williams, Quokka's Chairman, have each entered into a voting agreement with Total Sports dated as of July 20, 2000. Each has agreed to vote all shares of Quokka common stock owned by them as of the record date in favor of the approval of the merger agreement. Pursuant to the voting agreements, each of them has granted Total Sports an irrevocable proxy to vote his or her shares of Quokka common stock for approval of the merger agreement, except that MediaOne Interactive Services has signed a proxy that is revocable after December 31, 2000. Approximately 26,738,580 shares, or 57.6% of the Quokka common stock outstanding on the record date, are subject to voting agreements and proxies. Each of the aforementioned Quokka stockholders has agreed prior to the termination of the voting agreements not to transfer, assign, convey or dispose of any shares of Quokka common stock, or any option or warrant to purchase shares of Quokka common stock, owned by him, her or it unless each person to whom any of the shares or option is transferred executes a voting agreement and proxy and agrees to hold the shares subject to all of the terms and provisions of the voting agreement and proxy.


VOTING AGREEMENTS WITH HOLDERS OF TOTAL SPORTS CAPITAL STOCK


     Bull Run Corporation, Frank A. Daniels, III, Total Sports' Chairman, Frank
A. Daniels, Jr., a director of Total Sports, Nuray Telluride Properties L.P., Piedmont Venture Partners II, L.P., Piedmont Venture Partners, L.P., Gary R. Stevenson, President, Chief Executive Officer and a director of Total Sports, TCV III (GP), TCV III (Q), L.P., TCV III Strategic Partners, L.P., TCV III, L.P., WinStar Interactive Venture I, Inc., Zilkha Capital Partners, L.P. and Zilkha Guernsey Capital Partners, L.P. have each entered into a voting agreement with Quokka dated as of July 20, 2000. Each has agreed to vote all shares of Total Sports common stock owned by them as of the record date in favor of the approval of the merger agreement. Pursuant to the voting agreements, each of them has granted Quokka an irrevocable proxy to vote his or her shares of Total Sports capital stock for approval of the merger agreement. As of the record date, 1,342,588 shares of common stock, or 46% of the Total Sports common stock outstanding; 125,000 shares of series A preferred stock, or 100% of the Total Sports series A preferred outstanding; 423,000 shares of series B preferred stock, or 82% of the Total Sports series B preferred stock out standing; 1,268,127 shares of series C preferred stock, or 89% of the Total Sports series C preferred outstanding; 408,324 shares of series C1 preferred stock, or 65% of the Total Sports series C1 preferred stock outstanding; 1,208,228 shares of series D preferred stock, or 56% of the Total Sports series D preferred outstanding; and 811,423 shares of series E preferred stock, or 100% of the Total Sports series E preferred stock outstanding, are subject to voting agreements and irrevocable proxies. Each of these stockholders of Total Sports has agreed prior to the termination of the voting agreements not to transfer, assign, convey or dispose of any shares of Total Sports capital stock, or any option or warrant to purchase shares of Total Sports capital stock, owned by him, her or it unless each person to whom any of the shares, option or warrant is transferred executes a voting agreement and irrevocable proxy and agrees to hold the shares or options subject to all of the terms and provisions of the voting agreement and irrevocable proxy.


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

                        MANAGEMENT AND OTHER INFORMATION

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

     The following table sets forth certain information regarding Quokka's directors, executive officers and certain other key employees as of August 24, 2000:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
Alan S. Ramadan...........................  42     President, Chief Executive Officer and
                                                   Director
Richard H. Williams(1)....................  57     Chairman of the Board of Directors
John Bertrand.............................  53     Vice Chairman of the Board of Directors
Alvaro J. Saralegui.......................  44     Chief Operating Officer
Les Schmidt...............................  45     Executive Vice President, Chief Financial
                                                   Officer and Secretary
Michael W. Gough..........................  44     Chief Creative Officer and Executive
                                                   Producer
Thomas P. Newell..........................  42     Senior Vice President, Olympics
David A. Riemer...........................  42     Senior Vice President, Marketing
Pascal Wattiaux...........................  39     Senior Vice President, Engineering
Mark J. Ellis.............................  41     Senior Vice President, Worldwide Sales
Walter W. Bregman(1)(2)...................  66     Director
James G. Shennan, Jr.(1)(2)(3)............  59     Director
Barry M. Weinman(2)(3)....................  62     Director

---------------

(1) Member of the nominating committee

(2) Member of the compensation committee

(3) Member of the audit committee

     Alan S. Ramadan has served as our President and Chief Executive Officer and as a director since August 1996, when we incorporated in Delaware under the name Quokka Productions, Inc. Additionally, Mr. Ramadan served as Managing Director of our Company from 1990 to August 1996, during which period we were known as Ozware Developments Unit Trust and operated in Australia. In January 1993, Mr. Ramadan joined Fluid Thinking, Pty. Ltd. in Melbourne, Australia as that company's Chief Executive Officer until June 1995. As Chief Executive Officer of Fluid Thinking, Pty. Ltd., Mr. Ramadan was responsible for drawing together a team of specialists that, together with the Technology Foundation, developed key technology used by oneAustralia in the America's Cup challenge. Mr. Ramadan also founded Best Knowledge Systems, a consulting company, and worked as a research scientist at BHP Steel and as a computer scientist at Monash University in Melbourne, Australia. Mr. Ramadan holds a B.Sc. in Computer Science and Applied Mathematics from Monash University and is a 1995 graduate of the Stanford Business School's Executive Program for Growing Companies.

     Richard H. Williams has served as a director since August 1996, when the Company incorporated in Delaware under the name Quokka Productions, Inc. Since April 1997, Mr. Williams has served as our Chairman of the Board. From December 1993 to February 1996, Mr. Williams was President and Chief Executive Officer of Illustra Information Technologies, Inc. In February 1996, Illustra Information Technologies, Inc. was acquired by Informix Software, Inc., where Mr. Williams served as Senior Vice President until August 1996. From October 1991 to May 1992, Mr. Williams was Executive Vice President of Sales for Novell, Inc., and General Manager of that company's Digital Research Systems Group. Prior to that time, Mr. Williams served as President and Chief Executive Officer of Digital Research, Inc. Before joining Digital Research, Inc., Mr. Williams was employed by IBM for twenty-two years, where he served as Vice President of Plans, Controls and Product Management for the General Products Division from May 1984 to December 1986. Mr. Williams holds a B.S. in Mathematics from the University of North Dakota and conducted graduate studies at the University of Minnesota in numerical analysis and statistics.

     John Bertrand A.M. has served as a director since August 1996 when we incorporated in Delaware under the name Quokka Productions, Inc. Since April 1997, Mr. Bertrand has served as our Vice Chairman of the Board. From September 1992 to June 1995, Mr. Bertrand was the Chairman of the Board of Fluid Thinking, Pty. Ltd. and the skipper of oneAustralia, the 1995 America's Cup Challenge team that received technological support from Fluid Thinking, Pty. Ltd. From September 1995 to October 1998, Mr. Bertrand was Chairman of the Australian Government's Industry Research and Development Board. From June 1993 to the present, Mr. Bertrand has been the Chairman of the Southern Cross Foundation, an Australian scholarship foundation for engineering and applied science students. Mr. Bertrand holds a B.S. in Mechanical Engineering from Monash University and a M.S. in Naval Architecture from M.I.T. During his twenty-nine year international sailing career, from 1970 to the present, Mr. Bertrand has represented Australia in five America's Cups and two Olympic Games. Mr. Bertrand won the America's Cup for Australia in September 1983 and is a life member of the Australia's Sports Hall of Fame as well as the International America's Cup Hall of Fame.

     Alvaro J. Saralegui joined Quokka in April 1999 as our Chief Operating Officer. From March 1998 to April 1999, Mr. Saralegui was employed by the People Magazine Group where he initially served as Vice President of People Weekly until he was promoted to Group Publisher in January 1999. From September 1983 to March 1998, Mr. Saralegui was employed at Sports Illustrated, Inc., where he served as General Manager from November 1992 to March 1998. During his fifteen years at Sports Illustrated, Inc., Mr. Saralegui also served as that company's Business Manager, Director of Marketing and Sales Development and Advertising Sales Director. Mr. Saralegui holds a B.A. in History and Economics from Dartmouth and an M.B.A. from Columbia University.

     Les Schmidt joined Quokka in February 1998 as our Senior Vice President, Quokka Productions, Chief Financial Officer and Secretary and was promoted to Executive Vice President, Chief Financial Officer and Secretary in February 1999. From September 1996 to June 1997, Mr. Schmidt served as the Chief Executive Officer of MECON, a healthcare benchmarking company. Mr. Schmidt joined The Learning Company in 1987 and served as that company's Chief Financial Officer until September 1994 when he was promoted to Chief Operating Officer. He served as Chief Operating Officer of The Learning Company and its successor, The Learning Company, Inc., a publicly traded developer and publisher of educational, foreign language and home office productivity software, until September 1996. Prior to that, Mr. Schmidt served as the Controller for Applied ImmuneSciences, Inc., a venture-backed biotech start-up. Before joining Applied ImmuneSciences, Inc., Mr. Schmidt was employed by Coopers & Lybrand, an accounting firm, during which time he became a CPA. Mr. Schmidt holds a B.A. in Political Economics from Antioch College and an M.S. in Taxation from Golden Gate University.

     Michael W. Gough joined Quokka in July 1997 as our Vice President, Design and Creative Director and was promoted to Chief Creative Officer and Executive Producer in September 1998. In August 1995, Mr. Gough co-founded Construct Internet Design, a digital media design firm, where he served as Creative Director until July 1997. Prior to that, Mr. Gough co-founded Jones, Partners:
Architecture, a design-focused architecture firm, where he served as Managing Partner from December 1994 to August 1995. Earlier in his career, Mr. Gough was an architect for Holt Hinshaw Pfau Jones and, before that, an architect for the San Jose Redevelopment Agency. Mr. Gough studied Architecture at California Polytechnic State University.

     Thomas P. Newell joined Quokka in March 1998 as Vice President of Business Affairs and was promoted to Senior Vice President, Business and Legal Affairs in October 1998. In October 1999, he was promoted to Senior Vice President, Olympics and General Manager, NBC/Quokka Ventures, LLC, our joint venture with NBC Olympics, Inc. From May 1994 to August 1997, Mr. Newell served as Executive Vice President and General Counsel for GGP Productions, LP, an independent sports television production, syndication and sports marketing company. There, he handled the company's financial and business operations for three and a half years until its sale to International Management Group, a sports marketing, event management and television company. From April 1992 to April 1994, Mr. Newell served as Vice President, Business Affairs and Operations of CBS Enterprises for CBS, Inc. During his seven years at CBS, Inc., Mr. Newell also served as Litigation Counsel, then as Broadcast Counsel and as

Director of Business Affairs of CBS Sports, in which capacity he conducted negotiations that resulted in CBS Sports' opportunity to cover the 1992 Olympic Winter Games. Mr. Newell holds a B.A. from Stanford University and a J.D. from USC Law School.

     David A. Riemer joined Quokka in November 1998 as our Senior Vice President, Marketing. Prior to joining us, Mr. Riemer spent 13 years at J. Walter Thompson, where he served as President, JWT/West from May 1997 to September 1998. While serving as President, JWT/West, Mr. Riemer oversaw the JWT/Digital Unit and developed an agency specialization in telecommunications, technology, retail and service marketing. Over the course of his career, Mr. Riemer has written two musical comedies, two books and directed various theatrical productions. Mr. Riemer holds a B.A. in Urban Studies and History from Brown University and an M.B.A. from Columbia University.

     Pascal Wattiaux joined Quokka in June 1999 as our Senior Vice President, Engineering. From August 1996 to June 1999, Mr. Wattiaux served as Director of Technology at the International Olympic Committee in Lausanne, Switzerland, where he was responsible for all Olympic technology functions, including timing, scoring, telecommunications and information systems, as well as managing relationships with strategic technology partners. From January 1996 until August 1996, he served as senior manager at Price Waterhouse LLP, which has been renamed PricewaterhouseCoopers LLP, and was responsible for developing a systems integration practice in Europe. From August 1993 until January 1996, Mr. Wattiaux served as Information Technology Director for International Operations at Reebok International Ltd., having previously served as Management Information Systems Director for Reebok France since January 1993. Prior to that, Mr. Wattiaux worked at Andersen Consulting for nine years in Paris, France, first as a consultant and then as a director. Mr. Wattiaux holds a Diplome d'Ingenieur from Ecole Nationale Superieure des Telecommunications.

     Mark J. Ellis joined Quokka in May 1999 as our Vice President, Sales and has served as our Senior Vice President, Worldwide Sales since April 2000. From March 1998 to April 1999, Mr. Ellis served as a Vice President/Publisher for Time Inc. New Media. From November 1997 to March 1998, Mr. Ellis served as the Publishing Director for Sports Illustrated Presents. From July 1991 to November 1997, Mr. Ellis served as the Detroit Advertising Director for Sports Illustrated. Mr. Ellis holds a B.A. in Marketing from the University of Notre Dame and an M.B.A. from the University of Detroit.

     Walter W. Bregman became a director of Quokka in October 1997. From January 1988 to the present, Mr. Bregman has served as Chairman and Joint Chief Executive Officer of S&B Enterprises, a marketing and consulting company. In 1985, Mr. Bregman co-founded Cormorant Beach Club in St. Croix USVI and served as its Chief Executive Officer and Manager from 1985 to 1987. Prior to that time, Mr. Bregman was President of International Playtex, Inc. a manufacturer of intimate apparel, toiletries, pantyhose and baby nursers. Before joining International Playtex, Inc., Mr. Bregman served as Vice President of Marketing and Advertising for E&J Gallo Winery and as President of NCK, Inc., a worldwide advertising agency. Mr. Bregman also serves on the boards of directors for Symantec, Inc. and Sento, Inc. Mr. Bregman holds an A.B. in English Literature from Harvard College.

     James G. Shennan, Jr. became a director of Quokka in December 1997. From June 1989 to the present, Mr. Shennan has been a General Partner of Trinity Ventures, a venture capital firm. Mr. Shennan has over 25 years experience in consumer products and services marketing. Mr. Shennan also serves on the boards of directors of the Starbucks Coffee Company and P. F. Chang's China Bistro, Inc., as well as several private consumer and e-commerce companies in which Trinity Ventures is an investor. Mr. Shennan holds a B.A. in International Politics from Princeton University and an M.B.A. from the Stanford Graduate School of Business.

     Barry M. Weinman became a director of Quokka in December 1997. From May 1993 to the present, Mr. Weinman has been a General Partner at Media Technology Ventures/AVI Management and has been making high tech venture capital investments in Silicon Valley since 1980. AVI Management and its new media fund, Media Technology Ventures, had approximately $300 million under management as of March 31, 1999. Mr. Weinman is also on the boards of directors of Women.com Networks (Women's Wire), Be, Inc., InfoGear, Inc. and TalkCity, Inc. Mr. Weinman holds a B.S. in Industrial Engineering from Clarkson College of Technology and an M.A. in International Relations from the London School of Economics/University of Southern California.

BOARD COMPOSITION

     Quokka's board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be selected to serve from the time of election and qualification until the third annual meeting following the election or special meeting held in lieu thereof. Pursuant to the merger agreement between Quokka and Total Sports, the parties will elect a mutually acceptable individual to Quokka's board of directors and pursuant to a Warrant Issuance Agreement dated August 22, 2000, NBC, at its sole election, may either elect a board member to Quokka's board of directors or exercise board observer rights. As of August 24, 2000, Quokka had authorized seven directors, with one vacancy on its board of directors. Quokka's certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information regarding the ownership of Quokka's common stock as of September 15, 2000 by: (i) each director; (ii) each of the executive officers of Quokka; (iii) all executive officers and directors of Quokka as a group; and (iv) all those known by Quokka to be beneficial owners of more than five percent of its common stock. Unless otherwise indicated, the address is Quokka Sports, Inc., 525 Brannan Street, San Francisco, CA 94107.



                                                              BENEFICIAL OWNERSHIP(1)
                                                              -----------------------
                                                                 NUMBER      PERCENT
                      BENEFICIAL OWNER                         OF SHARES     OF TOTAL
                      ----------------                        ------------   --------
Entities associated with Media Technology Ventures(2).......     5,080,604      10.9%
  One First Street, Suite 2
  Los Altos, CA 94022
Intel Corporation(3)........................................     4,368,765       9.4%
  2200 Mission College Blvd
  Santa Clara, CA 95052
MediaOne Interactive Services, Inc.(4)......................     4,051,283       8.7%
  9000 E. Nichols Avenue, Suite 100
  Englewood, CO 80112
Entities associated with Accel VI LP(5).....................     3,689,701       7.9%
  428 University Avenue
  Palo Alto, CA 94301
Entities associated with GE Capital Equity Investments,
  Inc.(6)...................................................     3,361,527       6.8%
  120 Long Ridge Road
  Stanford, CT 06927
Entities associated with Trinity Ventures(7)................     2,920,033       6.3%
  3000 Sand Hill Road, Building 1, Suite 240
  Menlo Park, CA 94025
Alan S. Ramadan(8)..........................................     2,370,572       5.1%
Richard H. Williams(9)......................................     2,965,623       6.4%
  P.O. Box 4281
  Incline Village, NV 89450
John Bertrand(10)...........................................     2,067,704       4.4%
  32 Murphy Street
  South Yarra 3141
  Victoria, Australia
Walter W. Bregman(11).......................................       464,874       1.0%
James G. Shennan, Jr.(12)...................................     3,025,449       6.5%
  c/o Trinity Ventures V L.P.
Barry M. Weinman(13)........................................     5,137,104      11.0%
  c/o Media Technology Ventures
Les Schmidt(14).............................................       738,923       1.6%
Alvaro Saralegui(15)........................................     1,025,000       2.2%
Mark J. Ellis(16)...........................................       300,000         *
Michael W. Gough(17)........................................       323,125         *
All directors and executive officers as a group (10
  persons)(18)..............................................    18,418,374      37.2%


-------------------------
  *  Less than one percent.

 (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Quokka believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 46,383,304 shares outstanding on September 15, 2000, adjusted as required by rules promulgated by the SEC.



 (2) Includes 3,654,794 shares held by Media Technology Ventures, LP, 696,290 shares held by Media Technology Equity Partners, LP, 471,907 shares held by Media Technology Ventures Entrepreneurs Fund, LP, 48,464 shares held by Media Technology Entrepreneurs Fund II, LP and 24,477 shares held by Thomson Management Growth Fund, LP. Includes approximately 89,011 shares, 17,036 shares, 11,546 shares, 1,186 shares and 598 shares of common stock issuable upon conversion of notes and exercise of warrants acquired by Media Technology Ventures, LP, Media Technology Equity Partners, LP, Media Technology Ventures Entrepreneurs Fund, LP, Media Technology Ventures Entrepreneurs Fund II, LP and Thomson Management Growth Fund, LP., collectively referred to hereinafter as the "MT Funds," respectively, in a private placement on September 15, 2000. Once Quokka obtains stockholder approval required by the Nasdaq stock market, the MT Funds will have the right to acquire approximately an additional 48,846 shares, 9,227 shares, 6,254 shares, 642 shares and 325 shares, respectively, of common stock upon conversion of notes and exercise of warrants, subject to adjustment. Mr. Weinman, a director of Quokka, is a general partner of each of the MT Funds and, as such, may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended, which is referred to as the "Exchange Act") in an indeterminate portion of the shares beneficially owned by the MT Funds. Mr. Weinman disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act.



 (3) Includes approximately 119,793 shares of common stock issuable upon conversion of notes and exercise of warrants acquired by Middlefield Ventures, Inc., an entity affiliated with Intel Corporation, in a private placement on September 15, 2000. Once Quokka obtains stockholder approval required by the Nasdaq stock market, Middlefield Ventures, Inc. will have the right to acquire approximately an additional 101,129 shares of common stock upon conversion of notes and exercise of warrants, subject to adjustment.



 (4) Includes warrants to purchase 153,846 shares that are currently exercisable.



 (5) Includes 2,839,875 shares held by Accel VI LP, 362,834 shares held by Accel Internet Fund II LP, 240,726 shares held by Accel Investors '98 LP, 45,354 shares held by Accel Keiretsu VI LP and 16,240 shares owned by Accel Investors '99 LP. Includes approximately 97,511 shares, 12,458 shares, 8,265 shares and 1,557 shares of common stock issuable upon conversion of notes and exercise of warrants acquired by Accel VI LP, Accel Internet Fund II, LP, Accel Investors '98 LP and Accel Kereitsu VI LP in a private placement on September 15, 2000. Once Quokka obtains stockholder approval required by the Nasdaq stock market, these entities 82,320 shares, 10,518 shares, 6,978 shares and 1,315 shares, respectively of common stock upon conversion of notes and exercise of warrants, subject to adjustment.



 (6) Includes 5,521 shares owned by Union Fidelity Life Insurance Company. Includes approximately 1,197,935 shares and 299,484 shares of common stock issuable upon conversion of notes and exercise of warrants acquired by GE Capital Equity Investments, Inc. and National Broadcasting Company, Inc., respectively, in a private placement on September 15, 2000. Once Quokka obtains stockholder approval required by the Nasdaq stock market, these entities will have the right to acquire approximately an additional 1,011,287 shares and 252,922 shares, respectively, of common stock upon conversion of notes and exercise of warrants, subject to adjustment.



 (7) Includes 2,759,534 shares held by Trinity Ventures V, LP and 160,499 shares held by Trinity V, Side-by-Side Fund, LP. Mr. Shennan, a director of Quokka, is a general partner of Trinity Ventures V, LP and Trinity V, Side-by-Side Fund, LP. As such, Mr. Shennan may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Trinity Ventures V, LP and Trinity V,

     Side-by-Side Fund, LP. Mr. Shennan disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act.


 (8) Includes 1,900,000 shares held by Pogmohane Partners, L.P. Mr. Ramadan, a director of Quokka, is a general partner of Pogmohane Partners, L.P. As such, Mr. Ramadan may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Pogmohane Partners, L.P. Mr. Ramadan disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act. Includes 300,000 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, 205,001 of the shares subject to the options would be subject to a repurchase right in favor of Quokka.



 (9) Includes 200,000 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, 102,503 of the shares subject to the option would be subject to a repurchase right in favor of Quokka.



(10) Includes 150,000 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, 102,501 of the shares subject to the option would be subject to a repurchase right in favor of Quokka. Includes an aggregate of 1,500 shares owned by Mr. Bertrand's three children.



(11) Includes 348,208 shares held in the Bregman Revocable Trust u/a/d 8/21/92, for which Mr. Bregman, a director of Quokka, serves as a trustee. Includes 116,666 shares underlying currently exercisable stock options.



(12) Includes 2,759,534 shares held by Trinity Ventures V, LP and 160,499 shares held by Trinity V, Side-by-Side Fund, LP. See footnote (5) above regarding Mr. Shennan's indirect pecuniary interest in these shares. Includes 50,000 shares underlying currently exercisable stock options. Includes approximately 23,958 shares of common stock issuable upon conversion of notes and exercise of warrants acquired by The Shennan 1995 Trust in a private placement on September 15, 2000. Once Quokka obtains stockholder approval required by the Nasdaq stock market, The Shennan 1995 Trust will have the right to acquire approximately an additional 20,226 shares of common stock upon conversion of notes and exercise of warrants, subject to adjustment.



(13) Includes 5,080,604 shares held by MT Funds. See footnote (2) above regarding Mr. Weinman's indirect pecuniary interest in these shares. Includes 50,000 shares underlying currently exercisable stock options.



(14) Includes 299,423 shares held in The Les Schmidt and Joanne P. Hattum Family Trust u/t/d 4/8/92, for which Mr. Schmidt, an executive officer of Quokka, serves as a trustee. Mr. Schmidt disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act. Includes 439,500 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, 270,417 shares would be subject to a right of repurchase in favor of Quokka. Includes an aggregate of 18,000 shares owned in trust for the benefit of Mr. Schmidt's three children.



(15) Includes 1,001,472 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, 702,084 shares would be subject to right of repurchase in favor of Quokka.



(16) Includes 300,000 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, 248,750 shares would be subject to right of repurchase in favor of Quokka.

(17) Includes 323,125 shares underlying currently exercisable stock options. If exercised in full within 60 days of the date of this table, 189,251 shares would be subject to right of repurchase in favor of Quokka.



(18) See footnotes (1) through (17) above, as applicable.


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Quokka's directors and executive officers, and persons who own more than ten percent of a registered class of Quokka's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Quokka. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Quokka with copies of all Section 16(a) forms they file.

     To Quokka's knowledge, based solely on a review of the copies of such reports furnished to Quokka and written representations that no other reports were required, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except that one report covering one transaction was filed late by our 10% stockholder, Media Technology Ventures.

     During fiscal 1999, Mr. Bertrand timely reported all transactions but reported an incorrect number of shares owned due to a clerical error. This error was corrected on a Form 4 report and by amending a previous Form 4 report.

                             EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

     Except for Mr. Bregman, Quokka has not provided cash compensation to non-employee directors solely for their services as directors. The members of the Board of Directors are eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy.

     Each non-employee director of Quokka receives stock option grants under the 1999 Non-Employee Directors' Stock Option Plan. Only non-employee directors of Quokka or an affiliate of such directors (as defined in the Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by Quokka not to qualify as incentive stock options under the Code.

     Option grants under the Directors' Plan are non-discretionary. Upon the closing of Quokka's July 1999 initial public offering, each non-employee director was automatically granted an option to purchase 25,000 shares of common stock at an exercise price of $12.00 per share. Any individual who becomes a non-employee director after this offering will automatically receive this initial grant upon being elected to the board of directors. On June 1 of each year (or the next business day should such date be a legal holiday), each non-employee director or, where specified by the non-employee director, an affiliate of such director, is automatically granted under the Directors' Plan, without further action by Quokka, the board of directors or the stockholders of Quokka, an option to purchase 25,000 shares of common stock of Quokka; provided that if any non-employee that had not served in that capacity for the entire period since the preceding June 1, then the number of shares subject to the annual grant will be reduced, pro rata, for each full quarter the person did not serve during the previous period. No other options may be granted at any time under the Directors' Plan. The exercise price of options granted under the Directors' Plan is equal to the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Directors' Plan are immediately exercisable upon grant. No option may be exercised after the expiration of three years from the date it was granted.

     In October 1997, Quokka entered into an agreement with Mr. Bregman, under which Mr. Bregman was paid $33,500 in fiscal year 1999 and an aggregate of $65,000 through December 31, 1999. Mr. Bregman is compensated under the agreement at a rate of $2,000 for every board meeting attended and $500 for every committee meeting attended, if the committee meeting was held in conjunction with a board meeting. For each committee meeting not held in conjunction with a board meeting, Mr. Bregman received $1,500. Additionally, under the agreement, Mr. Bregman received an initial option grant as well as option grants in the amount of 16,000 shares each year. As of December 31, 1999, Mr. Bregman had been granted an aggregate of 112,000 shares of Quokka's stock outside of the 1997 Equity Incentive Plan with a weighted average exercise price of $0.80 per share.

     Since August 1999, Quokka has been paying to Mr. Williams, Quokka's chairman and a holder of greater than five percent of Quokka's common stock, $11,250 per month pursuant to a consulting agreement. In 1999, Quokka paid less than $60,000 to Mr. Williams under the arrangement.

COMPENSATION OF EXECUTIVE OFFICERS

     As permitted by the rules promulgated by the SEC, the following table shows for the fiscal years ended December 31, 1998 and 1999, compensation awarded or paid to, or earned by, Quokka's Chief Executive Officer and its other four most highly compensated executive officers at December 31, 1999, collectively referred to as the "Named Executive Officers":

                        SUMMARY COMPENSATION TABLE(1)(2)

                                                                                                 LONG-TERM COMPENSATION
                                                                                       ------------------------------------------
                                                                                                         AWARDS
                                                       ANNUAL COMPENSATION             ------------------------------------------
                                              --------------------------------------   RESTRICTED   SECURITIES
                                                                         OTHER           STOCK      UNDERLYING
                                               SALARY     BONUS          ANNUAL          AWARDS      OPTIONS/       ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR     ($)        ($)      COMPENSATION($)       ($)        SARS(#)     COMPENSATION($)
     ---------------------------       ----   --------   --------   ----------------   ----------   ----------   ----------------
Alan Ramadan.........................  1999   $250,000         --         --              --          300,000          --
  President and Chief Executive
    Officer                            1998   $214,583         --         --              --               --          --
Alvaro Saralegui(3)..................  1999   $206,250         --         --              --        1,000,000          --
  Chief Operating Officer              1998         --         --         --              --               --          --
Les Schmidt..........................  1999   $234,256   $ 25,000         --              --          250,000          --
  Executive Vice President and         1998   $172,051         --         --              --          200,000          --
  Chief Financial Officer
Michael W. Gough(4)..................  1999   $300,521         --         --              --          200,000          --
  Chief Creative Officer and           1998   $162,083   $ 15,500         --              --               --          --
  Executive Producer
Mark J. Ellis(5).....................  1999   $100,000   $100,220         --              --          150,000          --
  Senior Vice President, Worldwide
    Sales                              1998         --         --         --              --               --          --

------------------------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers that are available generally to all salaried employees and various perquisites and other personal benefits received by the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2) See the table under "Option/SAR Grants in Last Fiscal Year" for a detailed description of the 1999 option grants. All option grants in this table were granted under Quokka's 1997 Equity Incentive Plan, have a term of 10 years and vest as to 20% of the shares on the first anniversary of the grant, and 1/48 of the shares on a monthly basis thereafter. The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant.

(3) Mr. Saralegui joined Quokka in April 1999 in his current position.

(4) Mr. Gough joined Quokka in July 1997 as Vice President, Design and Creative Director and was promoted to his current position in September 1998.

(5) Mr. Ellis joined Quokka in May 1999 and was promoted to his current position in April 2000.

                       STOCK OPTION GRANTS AND EXERCISES


     Quokka grants options to its executive officers under its 1997 Equity Incentive Plan. As of September 15, 2000, options to purchase a total of 9,965,428 shares were outstanding under the 1997 Plan and options to purchase 3,798,665 shares remained available for grant thereunder.


     In the event of certain changes in control, all outstanding options under the incentive plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for these awards, the vesting provisions of these stock awards will be accelerated and these stock awards will be terminated upon the change in control if not previously exercised. In the event of an acquisition under Section 13(d) or 14(d) of the Securities Exchange Act of 1934 of securities representing at least 50% of Quokka's combined voting power, the vesting provisions of stock awards will either be assumed, continued or substituted by Quokka (or a controlling affiliate of Quokka) or accelerated immediately upon the occurrence of such event and such stock awards will be terminated upon such acquisition if not previously exercised.

     The following tables show for the fiscal year ended December 31, 1999, certain information regarding options granted to, exercised by, and held at year end by, the Named Executive Officers:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                    INDIVIDUAL GRANTS
                                               ----------------------------
                                 NUMBER OF      % OF TOTAL                                 POTENTIAL REALIZABLE VALUE
                                 SECURITIES    OPTIONS/SARS                                  AT ASSUMED ANNUAL RATES
                                 UNDERLYING     GRANTED TO                                 OF STOCK PRICE APPRECIATION
                                OPTIONS/SARS    EMPLOYEES       EXERCISE                       FOR OPTION TERM(4)
                                  GRANTED       IN FISCAL     OR BASE PRICE   EXPIRATION   ---------------------------
             NAME                  (#)(1)        YEAR(2)        ($/SH)(3)        DATE         5%($)          10%($)
             ----               ------------   ------------   -------------   ----------   ------------   ------------
Alan Ramadan..................     300,000          4.1%          $8.00        03/16/09      2,792,102      5,867,554
Alvaro Saralegui..............   1,000,000         13.6%          $8.50        04/02/09      8,807,005     19,058,514
Les Schmidt...................     250,000          3.4%          $7.00        02/26/09      2,576,751      5,139,628
Michael W. Gough..............     200,000          2.7%          $7.00        02/26/09      2,061,401      4,111,703
Mark J. Ellis.................     150,000          2.0%          $8.50        05/17/09      1,321,051      2,858,777

-------------------------
(1) Each of the options was granted under Quokka's 1997 Equity Incentive Plan ten years before the expiration date referenced and terminates on the expiration date, subject to earlier termination upon the occurrence of events related to termination of employment. All options referenced in this table are immediately exercisable to the extent permitted under applicable regulations of the Internal Revenue Service and any unvested shares issued pursuant to early exercise provisions are subject to a repurchase option in favor of Quokka at the original exercise price upon the termination of employment. The options granted to Messrs. Ramadan, Saralegui and Ellis vest as to 1/5 of the shares one year from the date of grant and 1/48 of the shares on a monthly basis thereafter. The options granted to Messrs. Schmidt and Gough vested as to 1/6 of the shares on October 1, 1999 and as to 1/50 of the shares on a monthly basis thereafter.

(2) Based on an aggregate of 7,354,500 shares subject to options granted to Quokka's employees in 1999, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board on the date of grant.

(4) The potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the closing price of Quokka's common stock on August 24, 2000 of $7.344, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent Quokka's estimate or projection of future common stock prices.

       AGGREGATED OPTION/SAR EXERCISES IN 1999, AND YEAR-END OPTION VALUES AT
                                 DECEMBER 31, 1999

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                SHARES                         OPTIONS AT              IN-THE-MONEY OPTIONS AT
                               ACQUIRED      VALUE        DECEMBER 31, 1999(1)          DECEMBER 31, 1999(2)
                              ON EXERCISE   REALIZED   ---------------------------   ---------------------------
            NAME                (#)(3)       ($)(4)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   --------   -----------   -------------   -----------   -------------
Alan S. Ramadan.............        --            --     300,000          --         $1,537,500         --
Alvaro J. Saralegui.........    23,528      $108,817     976,472          --         $4,516,183         --
Les Schmidt.................     3,500      $  3,500     414,500          --         $3,630,813         --
Michael W. Gough............    11,875      $ 89,063     288,125          --         $2,337,578         --
Mark J. Ellis...............        --            --     150,000          --         $  693,750         --

-------------------------
(1) Options may be exercised immediately under early exercise provisions contained in option agreements. Any unvested shares issued under such early exercise provisions are subject to a repurchase option in favor of the company upon termination of employment. Such repurchase option terminates at a rate reflecting the vesting schedule of the underlying option.

(2) Based on the difference between the exercise price and the fair market value of the common stock at close of market on December 31, 1999, which was $13.125.

(3) Mr. Schmidt exercised his shares on March 15, 1999 at a strike price of $8.00 per share (with a fair market value of $7.00 at the time of exercise), Mr. Saralegui exercised his shares on December 31, 1999 at a strike price of $8.50 per share (with a fair market value of $13.125 at the time of exercise) and Mr. Gough exercised his shares on March 25, 1999 at a strike price of $0.50 per share (with a fair market value of $8.00 at the time of exercise).

(4) Based on the fair market value of the common stock at the time of exercise, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

             EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

     In April 1999, Quokka entered into a key employee agreement with Mr. Saralegui, under which Mr. Saralegui is compensated at a rate of $275,000 per year, paid on a semi-monthly basis. The agreement also provides for a stock option grant, pursuant to Quokka's 1997 Equity Incentive Plan, for the purchase of 1,000,000 shares Quokka's common stock at an exercise price of $8.50 per share. To the extent permissible under applicable IRS rules, this grant will be an incentive stock option grant. In the event Mr. Saralegui is terminated without cause, he is entitled to receive from us an amount equal to twelve months of his base salary as well as acceleration of a portion of his unvested options under certain circumstances.

     In January 2000, Quokka entered into an employee agreement with Mr. Gough, under which Mr. Gough is compensated as a rate of $250,000 per year, paid on a semi-monthly basis. Mr. Gough's employment with Quokka is on an at-will basis. In the event Mr. Gough is terminated by Quokka at any time, he is not entitled to receive severance pay.

                              CERTAIN TRANSACTIONS

     The sales of preferred stock described and identified in the table below were converted into Quokka's common stock in July 1999, on a one-to-one basis, in connection with Quokka's initial public offering.

     In January 1997, Quokka issued and sold an aggregate of 3,800,000 shares of common stock in exchange for all of the properties, rights, interests and other tangible and intangible assets of Ozware Developments Unit Trust, an Australian unit trust. From March 1997 to August 1997, Quokka issued and sold an aggregate of 5,851,566 shares of common stock at $0.50 per share. In October 1997, Quokka issued warrants to purchase an aggregate of 212,800 shares of common stock at an exercise price of $0.50 per share that expired upon the closing of our initial public offering. In December 1997, Quokka issued and sold an aggregate of 7,720,590 shares of series A preferred stock at $0.68 per share. Between March 1998 and December 1998, Quokka issued and sold warrants to purchase up to 245,098 shares of series A preferred stock at an exercise price of $1.02 per share, 245,098 shares of series B preferred stock at an exercise price of $1.02 per share, 72,727 shares of series B preferred stock at an exercise price of $1.50 per share and 72,727 shares of series C preferred stock at an exercise price of $3.25 per share. The warrants were amended and partially exercised in December 1998 for 145,559 shares of series A preferred stock, 145,559 shares of series B preferred stock, 24,242 shares of series B preferred stock and 24,242 shares of series C preferred stock. The warrants, as amended, are currently exercisable for 99,539 shares of series A preferred stock at an exercise price of $1.02 per share, 99,539 shares of series B preferred stock at an exercise price of $1.02 per share, 48,485 shares of series B preferred stock at an exercise price of $1.50 per share and 48,485 shares of series C preferred stock at an exercise price of $3.25 per share and expired upon the closing of Quokka's initial public offering. From June to August 1998, Quokka issued and sold an aggregate of 10,737,068 shares of series B preferred stock at $1.50 per share. In December 1998, Quokka issued and sold an aggregate of 4,938,756 shares of series C preferred stock at $3.25 per share.

     From February 1999 to March 1999, Quokka issued and sold warrants to purchase up to an aggregate of 2,391,750 shares of series C preferred stock at a weighted average per share price of $5.33. In April 1999, Quokka issued and sold warrants to purchase up to an aggregate of 161,538 shares of series C preferred stock at an exercise price of $3.25 per share. In May and June 1999, Quokka issued and sold an aggregate of 4,522,223 shares of series D preferred stock at $9.00 per share. In May 1999, Quokka issued and sold a warrant to purchase up to 110,000 shares of series D preferred stock at an exercise price of $9.00 per share. In July 1999, Quokka issued and sold warrants to purchase up to an aggregate of 30,000 shares of common stock at an exercise price of $9.00 per share.

     The following table identifies the directors, executive officers and five percent stockholders who have made equity investments in Quokka to purchase shares of Quokka's capital stock. See "Security Ownership of Certain Beneficial Owners and Management" for additional information relating to the beneficial ownership of these stockholders.

                                             SHARES OF   SERIES A    SERIES B    SERIES C    SERIES D
                                              COMMON     PREFERRED   PREFERRED   PREFERRED   PREFERRED
                 INVESTOR                      STOCK       STOCK       STOCK       STOCK       STOCK
                 --------                    ---------   ---------   ---------   ---------   ---------
Alan S. Ramadan(1).........................  2,090,572          --          --          --      --
Richard H. Williams(2).....................  2,500,000     208,823          --          --      --
John Bertrand A.M. ........................  2,116,204          --          --          --      --
Walter W. Bregman(3).......................    200,000      22,058      89,381      30,769      --
Les Schmidt(4).............................     35,500          --     200,000      76,923      --
Media Technology Ventures, LP(5)...........         --   2,941,177   1,185,524     769,231      --
MediaOne Interactive Services, Inc.(6).....         --          --   2,666,667   1,230,770      --
Intel Corporation(7).......................         --   1,322,030   1,311,003   1,255,012      --
Accel VI LP(8).............................         --          --   3,333,333     153,846      --
Trinity Ventures V, LP(9)..................         --   2,205,883     884,752     153,846      --
Wakefield Group II LLC(10).................    800,000     577,942     555,791      92,308      --

-------------------------
 (1) Includes 1,900,000 shares of common stock held by Pogmohane Partners, LP, an entity for which Mr. Ramadan serves as a general partner.

 (2) Excludes warrants to purchase 56,800 shares of common stock issued to Mr. Williams in October 1997.

 (3) Includes 200,000 shares of common stock, 22,058 shares of series A preferred stock, 89,381 shares of series B preferred stock and 30,769 shares of series C preferred stock held in the Bregman Revocable Trust u/a/d 8/21/92, for which Mr. Bregman, a director of Quokka, serves as a trustee. Does not include warrants to purchase 6,000 shares of common stock issued to the Bregman Revocable Trust u/a/d 8/21/92 in October 1997. Excludes options to purchase 112,000 shares of common stock granted to Mr. Bregman outside of the 1997 Equity Incentive Plan.

 (4) Includes 182,000 shares of series B preferred stock and 76,923 shares of series C preferred stock held in The Les Schmidt and Joanne P. Hattum Family Trust u/t/d 4/8/92, for which Mr. Schmidt, an executive officer of Quokka, serves as a trustee. Also includes 6,000 shares of series B preferred stock held by each of The Schmidt Family Irrevocable Trust, dated 12/27/95, FBO Caryn H. Schmidt, The Schmidt Family Irrevocable Trust, dated 12/27/95, FBO Bryan P. Schmidt and The Schmidt Family Irrevocable Trust, dated 12/27/95, FBO Taylor G. Schmidt.

 (5) Includes 696,290 shares of series C preferred stock held by Media Technology Equity Partners, LP, 48,464 shares of series C preferred stock held by Media Technology Entrepreneurs Fund II, LP and 24,477 shares of series C preferred stock held by Thomson Management Growth Fund, LP, and 336,337 shares of series A preferred stock and 135,570 shares of series B preferred stock held by Media Technology Ventures Entrepreneurs Fund, L.P. Mr. Weinman, a director of Quokka, is affiliated with the Media Technology entities.

 (6) Excludes warrants to purchase 153,846 shares of series C preferred stock issued to MediaOne Interactive Services, Inc. in April 1999.

 (7) Excludes warrants to purchase 99,539 shares of Series A preferred stock, warrants to purchase 148,024 shares of series B preferred stock and warrants to purchase 48,485 shares of Series C preferred stock issued to Intel Corporation in December 1998. These warrants represent the balance of warrants issued upon the amendment and partial exercise of the original warrants issued between March 1998 and December 1998.

 (8) Includes 346,667 shares of series B preferred stock and 16,000 shares of series C preferred stock held by Accel Internet Fund II LP, 230,000 shares of Series B preferred stock and 10,615 shares of series C preferred stock held by Accel Investors '98 LP, and 43,333 shares of series B preferred stock and 2,000 shares of series C preferred stock held by Accel Keiretsu VI LP.

 (9) Includes 121,791 shares of series A preferred stock, 48,849 shares of series B preferred stock and 7,692 shares of series C preferred stock held by Trinity V, Side-by-Side Fund, LP. Mr. Shennan, a director of Quokka, is affiliated with Trinity Ventures V, LP and Trinity V, Side-by-Side Fund, LP.

(10) Excludes warrants to purchase 100,000 shares of common stock issued to Wakefield Group LLC in October 1997.

     Pursuant to an investors' rights agreement dated May 27, 1999 between Quokka and certain investors, the investors have certain registration rights for the shares of common stock held by them, or subject to acquisition upon exercise of certain warrants. See "Description of Capital Stock -- Registration Rights" for a description of these registration rights.

     In April 1999, Quokka entered into a trial agreement with MediaOne Interactive Services, Inc., a holder of more than five percent of Quokka's outstanding capital stock. Under this agreement, Quokka and MediaOne are working together to implement and test streaming media over the MediaOne cable modem infrastructure. In connection with this agreement, Quokka has issued warrants to MediaOne to purchase

153,846 shares of Quokka's preferred stock at an exercise price of $3.25 per share. These warrants will expire in April 2009 if not earlier exercised.

     In September 1999, Quokka entered into a Memorandum of Agreement with Intel, a holder of more than five percent of Quokka's outstanding capital stock, relating to the provision of $25.0 million of sponsorship and advertising services by Quokka to Intel, and the provision of an aggregate of $35.0 million of development, promotional and hosting services by Intel to Quokka.

     Since August 1999, Quokka has been paying to Mr. Williams, Quokka's chairman and a holder of greater than five percent of Quokka's common stock, $11,250 per month pursuant to a consulting arrangement. In 1999, Quokka paid less than $60,000 to Mr. Williams under the arrangement.

     In June 2000, Quokka entered into a Purchase Agreement and Plan or Reorganization with members holding approximately 71% of Golf.com, L.L.C., which includes MediaOne Interactive Services, Inc., a holder of more than five percent of Quokka's outstanding common stock. See "The Companies -- Quokka Sports,
Inc. -- Recent Developments" for a description of this transaction.


     In September 2000, Quokka entered into a Note Purchase Agreement with investors, including the following entities who are affiliated with holders of more than five percent of Quokka common stock: entities affiliated with Accel VI L.P., an entity affiliated with Intel Corporation, entities affiliated with Media Technology Ventures and entities affiliated with Trinity Ventures. See "Approval Of The Issuance Of Common Stock Upon Conversion Of Quokka's 7.0% Convertible Promissory Notes And Upon Exercise Of The Related Warrants" for a description of this transaction. Entities affiliated with Accel VI L.P. acquired $1.0 million face amount of notes and warrants to acquire 36,250 shares of our common stock. The entity affiliated with Intel Corporation acquired a note with a face amount of $1.0 million and a warrant to acquire 36,250 shares of our common stock. Entities affiliated with Media Technology Ventures acquired $1.0 million face amount of notes and warrants to acquire 36,250 shares of our common stock. Entities affiliated with Trinity Ventures acquired $500,000 face amount of notes and warrants to acquire 18,125 shares of our common stock. Two of our members of our board of directors are also affiliated with investors who are parties to the Note Purchase Agreement. Barry M. Weinman is affiliated with Media Technology Ventures and its affiliates which acquired $1.0 million face amount of notes and warrants to acquire 36,250 shares of our common stock. James
G. Shennan, Jr. is affiliated with The Shennan 1995 Trust which acquired $200,000 face amount of notes and warrants to acquire 7,250 shares of our common stock.

                               DISSENTERS' RIGHTS

     If the merger is consummated, dissenting stockholders of Total Sports will be entitled to have the "fair value" of their shares at the effective time of the merger, exclusive of any element of value arising from the accomplishment or expectation of the merger, judicially determined and paid to them provided they comply with the provisions of Section 262 of the Delaware General Corporation Law, referred to as the DGCL. The rights to this determination and payment are commonly referred to as appraisal rights or dissenters' rights.

     The following is a brief summary of the provisions of the DGCL that set forth the procedures for dissenting from the merger and demanding statutory appraisal rights. This summary does not purport to be a complete statement of the provisions of Delaware law relating to the rights of stockholders of Total Sports to an appraisal of the value of their shares and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is attached to this joint proxy statement/prospectus as Annex E.

     Stockholders of Total Sports electing to exercise their appraisal rights under the DGCL must file with Total Sports, before the vote to approve the merger agreement, a written objection to the merger stating that they intend to demand payment for their Total Sports common stock if the merger is consummated, and they must not vote for adoption of the merger agreement. A proxy or vote against the adoption of the merger agreement will not, by itself, be sufficient to permit a stockholder to exercise their appraisal right.

     A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to the Secretary of Total Sports at 234 Fayetteville Street, Raleigh, North Carolina 27601. The written demand for appraisal should specify the stockholder's name and mailing address and that the stockholder is demanding appraisal of his or her or its shares.

     If the merger agreement is approved at the special meeting, then within 10 days after the effective date of the merger, Total Sports must provide written notice of the event to all stockholders who have complied with the dissenters' rights provisions of the DGCL and have not voted for approval of the merger agreement.

     Within 120 days after the effective date of the merger, any stockholder who has satisfied the statutory dissenters' rights requirements may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon Total Sports which shall, within 20 days after such service, file in the office of the Register in Chancery a duly verified list containing the names of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by Total Sports. If the petition be filed by Total Sports, the petition shall be accompanied by such a duly verified list.

     Notwithstanding the foregoing, at any time within 60 days of the effective date of the merger, any stockholder shall have the right to withdraw its demand for appraisal and accept the terms of the merger.

     If a petition for an appraisal is filed in a timely fashion, after a hearing on the petition, the court will determine which stockholders are entitled to appraisal rights and will appraise the shares owned by those stockholders, determining the fair value of these shares exclusive of any element of value arising from the consummation or expectation of consummation of the merger, together with a fair rate of interest to be paid on the amount determined to be the fair value. The fair value may be more or less than the value of Quokka common stock to be paid to other Total Sports stockholders in the merger. The costs of the appraisal proceeding may be determined by the court and taxed against the parties as the court deems equitable under the circumstances.

     Under the DGCL, the appraisal remedy is an exclusive remedy and a stockholder who does not perfect his or her appraisal rights through compliance with the DGCL will be bound by the terms of the merger agreement, unless the merger agreement is unlawful or fraudulent as to the stockholder. Any stockholder contemplating the exercise of the right to demand appraisal is urged to review carefully the text of Section 262 of the DGCL attached to this joint proxy statement/prospectus as [Annex E], particularly with respect to procedural steps required to perfect the right to appraisal. Appraisal rights may be lost if the procedural requirements of the DGCL are not followed exactly. Stockholders wishing to exercise their right to demand appraisal are urged to consult legal counsel.

     Stockholders considering seeking appraisal of their shares should have in mind that the fair value of their shares determined under the DGCL could be more, the same or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. Any stockholder of Total Sports who has duly demanded appraisal in compliance with the DGCL will not, after the closing of the merger, be entitled to vote for any purpose the shares of Total Sports common stock subject to that demand or to receive payment of dividends or other distributions on those shares, except for dividends or distributions payable to stockholders of record at a date prior to the closing of the merger. Any stockholder of Total Sports who has demanded appraisal, but subsequently waives or forfeits appraisal rights, or who properly withdraws his or her objection to the corporate action, shall have the rights of a stockholder who did not demand appraisal of his or her shares.

                      DESCRIPTION OF QUOKKA CAPITAL STOCK


     As of September 15, 2000, there were 46,383,304 shares of common stock outstanding held of record by approximately 542 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may apply to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Quokka, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities, amounts owing to any noteholders and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Quokka common stock are subject to those of holders of Quokka preferred stock and any outstanding debt instruments.



CONVERTIBLE SUBORDINATED NOTES



     On September 15, 2000, we issued 7.0% convertible subordinated notes in an aggregate face amount of $77.4 million and warrants to acquire 2,805,750 shares of our common stock. For a description of these notes and warrants, see the section of this joint proxy statement/prospectus entitled "Approval of the Issuance of Common Stock Upon Conversion of Quokka's 7.0% Convertible Subordinated Notes and Upon Exercise of the Related Warrants."


REGISTRATION RIGHTS


     Pursuant to an investors' rights agreement dated September 15, 2000 among Quokka and some holders of Quokka's capital stock, we have extended registration rights to those holders. The holders with registration rights include those owning approximately 37.1 million shares of our common stock as of September 15, 2000 and those owning warrants to purchase an additional 15.2 million shares of our common stock. Upon the closing of our acquisition of Golf.com, the former members of Golf.com will acquire approximately 3.9 million shares of our common stock with registration rights under the investors' rights agreement. We refer to the group of holders described above as the "investors". In addition, the entities that acquired notes and warrants in our private placement on September 15, 2000 received registration rights under the investors' rights agreement and we refer to these entities as the "noteholders."



     Under the investors' rights agreement, the investors may demand, by written request from holders of more than 50% of the then outstanding investors' registrable securities, that we file a registration statement under the Securities Act covering all or a portion of the investors' registrable securities, provided that, in the case of a registration on a form other than a Form S-3, there is a reasonably anticipated aggregate offering price to the public of more than $10.0 million, or in the case of a registration of Form S-3, there is a reasonably anticipated aggregate offering price to the public of at least $1.0 million. These registration rights are subject to our right to delay the filing of a registration statement, in the case of a registration on a form other than a Form S-3, for a period not to exceed 60 days, and, in the case of a registration on a Form S-3, for a period not to exceed 90 days. In the case of a registration on a form other than a Form S-3, we cannot delay more than twice in a 12-month period after receiving the registration demand. In the case of a registration on a Form S-3, we cannot delay more than once in a 12-month period after receiving the registration demand. In the case of a registration on a form other than a Form S-3, the managing underwriter, if any, of any such offering has certain rights to limit the number of the Registrable Securities proposed to be included in such registration.


     In connection with our acquisition of ZoneNetwork.com, we provided the former shareholders of ZoneNetwork.com with stand-alone demand registration rights on a Form S-3 registration statement, which stand-alone demand is subject to the same conditions discussed in the preceding paragraph. Of the approximately 1,411,569 shares of Quokka common stock held by the former ZoneNetwork.com shareholders as of September 15, 2000, 50% of those shares may not be part of any demand registration on Form S-3 prior to April 2001.



     In connection with the proposed acquisition of 71% of the membership interests in Golf.com, scheduled to close September 29, 2000, the former Golf.com members and GolfData shareholders will receive stand-alone demand registration rights on a Form S-3 registration statement, which stand-alone registration is subject to the same conditions discussed above for Form S-3 registration statements. Of the approximately 3.9 million shares of Quokka common stock to be acquired by the Golf.com members and GolfData shareholders on the closing of the acquisition, 50% of those shares may be part of a demand registration on Form S-3 only after the six month anniversary of the closing of the acquisition and the remaining 50% of those shares may be part of a demand registration on Form S-3 only after the 12 month anniversary of the closing of the acquisition.



     The noteholders, in addition to the "piggyback" registration rights described below, received stand-alone registration rights under the investors' rights agreement different from the investors. We agreed to file a registration statement on Form S-3 within 35 days of the September 15, 2000 closing of the private placement, to register the underlying common stock that is issuable upon conversion of the notes and exercise of the warrants. Subject to some limitations, we also agreed to use our best efforts to maintain the liquidity of the common stock underlying the notes and warrants. In particular, we agreed to the following: (1) register the shares of common stock underlying the notes and warrants and have the registration statement declared effective by January 15, 2001; (2) list the common stock underlying the notes and warrants with the Nasdaq National Market and avoid any delisting of the shares; (3) avoid the suspension of trading in our common stock in excess of 45 days in any 12 months; and (4) maintain enough authorized shares of common stock to enable the conversion of the notes and the exercise of the warrants. The failure to accomplish any of these four events would be deemed an "interfering event." If an interfering event occurs and is continuing, we may be required to pay to the noteholders a monthly delay payment equal to one percent (1%) of the face amount of the notes, all accrued and unpaid interest on the notes and all unpaid penalties payable on the notes, for each 30 day period (or portion thereof) of the interfering event. In addition, under some circumstances, we may be required to redeem the notes if the interfering event continues at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption.



     In addition, all of the investors and noteholders have "piggyback" registration rights. If we propose to register any of our securities under the Securities Act of 1933 (other than pursuant to the investors' demand registration rights or the noteholders' registration rights identified above), the investors and noteholders may require us to include all or a portion of their registrable securities in such registration. The managing underwriter, if any, of any such offering will have the right to limit the number of the registrable securities to no less than 25% of the total number of securities proposed to be included in such registration. The "piggyback" registration rights of former Golf.com members and GolfData shareholders take effect with respect to 50% of the Quokka common stock received in the acquisition upon the closing of the acquisition. On the six-month anniversary of the closing of the acquisition the "piggyback" registration rights become effective with respect to the remaining 50% of the shares of Quokka common stock received in the acquisition.



     On March 30, 2000, we entered into an agreement with KLAS, Inc. in connection with the extension of a loan that we assumed as part of our acquisition of ZoneNetwork.com. Under the agreement, we agreed to provide piggyback registration rights to KLAS with respect to shares underlying a warrant held by KLAS to purchase approximately 23,849 shares of Quokka common stock.

     Except for noteholders, all registration rights described above will terminate ten years after the date of our August 1999 initial public offering. The rights of each investor holding less than 1% of our outstanding common stock under the investors' rights agreement will terminate when that investor may sell all of its or his shares under Rule 144(k) of the Securities Act or during any 90-day period under Rule 144 of the Securities Act. A noteholder will have registration rights as long as it owns notes or warrants.



     All registration expenses incurred in connection with the above registrations would be borne by us. Each selling investor would pay all underwriting discounts and selling commissions applicable to the sale of his or its registrable securities.



TRANSFER AGENT AND REGISTRAR


     EquiServe LLP is the transfer agent and registrar for the Quokka common stock. Its telephone number in the United States is (781) 575-3400.

                   COMPARATIVE RIGHTS OF QUOKKA STOCKHOLDERS
                         AND TOTAL SPORTS' STOCKHOLDERS

     THIS SUMMARY OF THE MATERIAL DIFFERENCES IN THE TOTAL SPORTS CERTIFICATE OF INCORPORATION, THE QUOKKA CERTIFICATE OF INCORPORATION, THE TOTAL SPORTS BY-LAWS AND THE QUOKKA BYLAWS DOES NOT PURPORT TO BE A COMPLETE LISTING OF DIFFERENCES IN THE RIGHTS AND REMEDIES OF STOCKHOLDERS OF TOTAL SPORTS AND STOCKHOLDERS OF QUOKKA. THE DIFFERENCES CAN BE DETERMINED IN FULL BY REFERENCE TO THE TOTAL SPORTS CERTIFICATE OF INCORPORATION, THE QUOKKA CERTIFICATE OF INCORPORATION, THE TOTAL SPORTS BY-LAWS AND THE QUOKKA BYLAWS.

     After the merger, Total Sports' stockholders will become stockholders of Quokka. Total Sports stockholders' rights will continue to be defined and governed by the DGCL but will no longer be defined and governed by Total Sports' restated certificate of incorporation, as amended, and by-laws, as amended. Instead, each stockholder will become a new stockholder of Quokka whose rights as a stockholder will be defined and governed by Quokka's certificate of incorporation and bylaws. The following is a summary of the material differences between the rights of holders of Total Sports common stock and preferred stock and the rights of holders of Quokka common stock at the date of this joint proxy statement/prospectus. These differences arise from differences between the Quokka certificate and the Quokka bylaws, on the one hand, and the Total Sports certificate and the Total Sports by-laws, on the other hand.

CLASSES OF DIRECTORS

     Total Sports' bylaws provide that the directors of the company shall be elected at each annual meeting of the stockholders of Total Sports. Quokka's bylaws provide for three classes of directors, with three year terms for each director so that a different class of directors is elected at each annual meeting of the stockholders of Quokka.

REMOVAL OF DIRECTORS

     Total Sports' bylaws provide for removal of directors with or without cause by a majority vote of the holders of shares entitled to vote for the director. Quokka's certificate and bylaws require a vote of holders of 66 2/3% of the outstanding shares to remove directors without cause and a vote of the holders of a majority of the outstanding shares to remove directors with cause.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Total Sports' bylaws require the indemnification of directors and officers of the company against monetary damages in connection with their service to Total Sports, and permits indemnification of employees and agents (other than directors and officers) of Total Sports. Quokka's bylaws require the indemnification of directors and executive officers of Quokka against monetary damages in connection with their service to Quokka, and permits indemnification of officers, employees and agents (other than directors and executive officers) of Quokka.

ELIMINATION OF ACTIONS BY WRITTEN CONSENT OF STOCKHOLDERS

     Total Sports' bylaws provide that stockholder actions may be taken without a meeting by written consent of the stockholders. Quokka's certificate eliminates the ability for stockholder actions to be taken by written consent and requires that all stockholder actions must be taken at an annual or special meeting of the stockholders.

POWER TO CALL SPECIAL MEETINGS OF STOCKHOLDERS

     Total Sports' bylaws provide that special meetings of the stockholders may be called only by the board of directors or individuals designated by the board of directors. Quokka's bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the president of Quokka, a majority of the directors, or the holders of a majority of Quokka's outstanding stock.

AMENDMENT OF BYLAWS

     Total Sports' bylaws and certificate provide that the bylaws may be amended by a majority vote of the board of directors or by a majority of the stockholders entitled to vote. Quokka's bylaws and certificate provide that the bylaws may be amended by 66 2/3% of the outstanding voting stock.

          APPROVAL OF THE ISSUANCE OF COMMON STOCK UPON CONVERSION OF


                 QUOKKA'S 7.0% CONVERTIBLE PROMISSORY NOTES AND


                     UPON EXERCISE OF THE RELATED WARRANTS.



OVERVIEW OF THE PRIVATE PLACEMENT AND STOCKHOLDER VOTE



     On September 15, 2000, we closed a private placement in which we issued 7.0% convertible subordinated promissory notes in an aggregate face amount of $77.4 million to institutional and other accredited investors and also issued warrants to purchase an aggregate of 2,805,750 shares of our common stock to those investors.



     In order to comply with the rules and regulations of the Nasdaq Stock Market on which our common stock trades (described below) and to enable the full conversion of the notes and the full exercise of the warrants, you are being asked to approve the issuance of the common stock upon conversion of the notes and exercise of the warrants.



   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE ISSUANCE OF COMMON STOCK UPON CONVERSION OF THE NOTES AND UPON EXERCISE OF THE
                               RELATED WARRANTS.



RISK FACTORS



     Please review the section entitled "Risks Relating to the Private Placement" in the "Risk Factors" section of this joint proxy statement/prospectus for a description of some of the risks relating to the private placement.



ADDITIONAL INFORMATION



     The terms of the notes and warrants are complex and only briefly summarized in this joint proxy statement/prospectus. To understand all of the terms of the notes and warrants, you should review the note purchase agreement (and its exhibits) filed as Exhibit 4.04 to this joint proxy statement/prospectus. You will also find a copy of the note purchase agreement (and its exhibits) filed with the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2000 and may also request a copy of the note purchase agreement from Quokka's corporate secretary at (415) 908-3800.



BASIS FOR SEEKING STOCKHOLDER APPROVAL



     Nasdaq Rule 4310. The Nasdaq Stock Market has adopted rules and regulations that apply to companies listed on the Nasdaq, including Quokka. Specifically, Nasdaq Marketplace Rule 4310(c)(25)(H) identifies the circumstances under which listed companies are required to obtain stockholder approval. Subsection of
(i)(d.) of that rule requires that stockholder approval be obtained prior to the issuance of common stock (or securities convertible into or exercisable for common stock) that equals 20% or more of a listed company's outstanding common stock at the time of the issuance. This rule, as applied to a convertible note issuance, requires that stockholder approval be obtained prior to the conversion of notes into common stock that would equal or exceed of 20% of the common stock that was outstanding when the notes were issued. We refer to this limitation as the "Nasdaq 20% Cap." Subsection (i)(b.) of Nasdaq Marketplace Rule 4310(c)(25)(H) requires stockholder approval when an issuance of capital stock will result in a change of control of the company.



     Number Of Shares Of Common Stock Issuable Under The Notes And Warrants Is Expected To Exceed The Nasdaq 20% Cap. Based on the initial $5.415 conversion price of the notes, the notes can be converted into approximately 14.3 million shares of our common stock. When added to the approximately 2.8 million shares of common stock underlying the warrants, the private placement is expected to result in the issuance of approximately 17.1 million shares of common stock. This represents approximately 36.86% of the 46,383,304 shares of our outstanding common stock on September 15, 2000. Additional shares of common stock may be issued if the conversion price of the notes is reset downward (as described below). Additional shares of common stock may also be issued if we elect to pay interest on the notes with payments-in-kind rather than cash (as described below). We are seeking stockholder approval for the issuance of the common stock upon conversion of the notes and exercise of the warrants for three reasons: (1) we have contractually agreed to do so; (2) we expect to issue common stock in excess of the Nasdaq 20% Cap; and (3) depending on the applicable conversion price and the payments-in-kind we elect to make, sufficient shares of common stock may be required to be issued upon conversion of the notes and exercise of the warrant to result in a change of control of Quokka.



     Until Stockholder Approval Is Obtained, Noteholders Are Limited From Converting Notes And Exercising Warrants In Excess Of The Nasdaq 20% Cap. Until stockholder approval is obtained, each noteholder is contractually restricted from converting their notes and warrants into more than its pro rata share of 19.99% of the 46,383,304 shares outstanding on September 15, 2000. This restriction ensures that under no circumstance will the Nasdaq 20% Cap be exceeded prior to stockholder approval.



     Consequence Of Obtaining Stockholder Approval. If stockholder approval is obtained prior to November 15, 2000, we will have met our contractual obligation with the noteholders and we will not be restricted by the Nasdaq rules and regulations or other applicable laws from issuing the number of shares of common stock that may be necessary to enable the full conversion of the notes and full exercise of the warrants.



     Consequence Of Failure To Obtain Stockholder Approval. If we fail to obtain stockholder approval by November 15, 2000, the noteholders have the right to contractually cause us to repurchase all outstanding notes at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, which we expect would be at least $89.0 million, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption.



     Voting Agreements. A group of ten Quokka stockholders, including some directors and executive officers of Quokka as well as other significant owners, representing an aggregate of approximately 23.2 million shares of common stock, or 50% of the outstanding common stock as of September 15, 2000, have entered into an agreement with the noteholders to vote in favor of this proposal 2.



USE OF PROCEEDS



     The net proceeds of the offering, after commissions and other transaction expenses, were approximately $72.3 million. We intend to use these proceeds primarily to fund the growth and expansion of our business, for debt refinancing and other general corporate purposes, including working capital.



DESCRIPTION OF THE NOTES



Payment Of Principal And Interest On The Notes



     Principal Payment At Maturity. The notes mature on September 15, 2005, at which time we must pay in cash the face amount of the notes, together with all accrued and unpaid interest and payments on the notes.



     Interest Payments. Starting December 31, 2000 and ending September 15, 2005, we must pay interest on the notes quarterly. We may elect to pay interest either in cash or by a "payment-in-kind", which means adding an amount equal to the interest payable to the then outstanding face amount of the note. If we elect to pay interest with payments-in-kind, the number of shares of common stock issuable upon conversion of the notes will increase because the face amount of the notes will increase. For example, assuming (1) no notes were converted during their 5-year term, (2) the conversion price remains at $5.415, and (3) all interest payments were payments-in-kind, then the aggregate face amount of the notes would increase approximately $32.1 million, which would be convertible into approximately 5.9 million shares of common stock as interest; in aggregate, including payments-in-kind, the face amount of the notes on September 15, 2005 would be approximately $109.5 million, which would be convertible into an aggregate of approximately 20.2 million shares of common stock.



Events Of Default And Consequences



     Events of default under the notes include: (1) failure to pay the principal on any note when due; (2) an assignment for the benefit of creditors or other bankruptcy or insolvency event; (3) the rendering of a judgment against us in excess of $1 million (net of any insurance coverage) that is not discharged within 60 days; (4) defaults under any mortgage, indenture, agreement or instrument evidencing indebtedness in excess of $4 million; (5) failure to redeem all unconverted notes if we elect to exercise our optional redemption rights; (6) an interfering event (as described below under "Registration Rights of Common Stock Underlying Notes and Warrants"); and (7) the breach of covenants or representations or warranties made to the noteholders.



     If an event of default identified in items (1), (2), (3), (4) and (7) above occurs, then the noteholders may declare the notes and any accrued but unpaid interest and payments on the notes to be immediately due and payable and demand immediate payment of a premium redemption price equal to 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes. If an event of default identified in items (5) and (6) occurs, then the premium redemption price is calculated as described below under "Registration Rights of Common Stock Underlying Notes and Warrants -- Monthly Delay Payments and Redemption at a Premium". If the event of default in subsection (2) above occurs all of the notes will automatically become immediately due and payable at the premium redemption price.



Conversion Of Notes Into Common Stock



     Initial Conversion Price. The notes are convertible into shares of our common stock at each noteholder's option at an initial conversion price of $5.415. Accordingly, the notes that we issued on September 15, 2000 are currently convertible into an aggregate of approximately 14.3 shares of common stock. The conversion price of the notes is subject to adjustment in specific situations.



     Adjustments To Conversion Price For Stock Splits And Diluting
Issuances. The initial conversion price will be adjusted for stock splits, combinations, certain dividends and distributions and other similar events. In addition, the initial conversion price will also be adjusted on a weighted average basis in the event we issue additional securities below the then applicable conversion price or the then market price of Quokka's stock. There will be no anti-dilution adjustment if we issue options or warrants to employees, directors or bona fide consultants pursuant to plans approved by our Board of Directors or the number of shares equal to 10% of the number of shares we issue as consideration in any acquisition approved by our Board of Directors and otherwise allowed under the terms of the agreements entered into with the noteholders.



     Reset Adjustment. For a period of at least 75 trading days beginning February 15, 2001, which is referred to as the "reset period," the holders of the notes may elect to reset the conversion price of the notes downward based on the seven lowest daily volume weighted average prices in the 25 trading days next preceding the date of determination. This seven-day average is known as a "reset price." After the reset period ends, the holders may elect to adjust the conversion price of the notes to the price that is equal to the three lowest reset prices during the reset period.



     Dilution. The table below illustrates the number of shares of common stock we would be required to issue upon exercise of the warrants and conversion of all of the notes issued on September 15, 2000 at an assumed conversion price of $5.415 per share, and the resulting percentage of our total shares of common stock outstanding after such a conversion. The table also illustrates the number of shares of common stock we would be required to issue assuming the conversion price is reset downward to $5.00, $4.00 and $3.00 and no notes are converted prior to the reset adjustment.



                         SHARES OF                                AGGREGATE
                       COMMON STOCK                               SHARES OF
                        UNDERLYING           SHARES OF          COMMON STOCK
                       $77.4 MILLION        COMMON STOCK         UNDERLYING         PERCENTAGE OF
CONVERSION PRICE/     FACE AMOUNT OF         UNDERLYING           NOTES AND         COMMON STOCK
   RESET PRICE           NOTES(1)             WARRANTS            WARRANTS         OUTSTANDING(2)
-----------------   -------------------   ----------------   -------------------   ---------------
     $5.415             14,293,628           2,805,750           17,099,378             36.87%
     $5.000             15,480,000           2,805,750           18,285,750             39.42%
     $4.000             19,350,000           2,805,750           22,155,750             47.77%
     $3.000             25,800,000           2,805,750           28,605,750             61.67%


-------------------------

(1) The number of shares of common stock issuable upon conversion of the notes and the percentage of outstanding common stock after such conversion set forth above do not take into account any shares of common stock that may be converted under payments-in-kind issuable as interest on the notes (as described above). The table also assumes that no weighted average anti-dilution adjustments are made to the notes and warrants.



(2) The table assumes that the number of outstanding shares of common stock remains constant at the 46,383,304 shares outstanding on September 15, 2000, even though we anticipate issuing additional shares of common stock in the next three months, including approximately 3.9 million shares upon the closing of the Golf.com acquisition and 15 million shares upon the closing of the merger with Total Sports. We may also issue additional shares for other corporate purposes. As the table illustrates, if the conversion price is reset low enough and the noteholders seek to convert all outstanding notes and exercise all outstanding warrants, then the number of shares of common stock issued thereby could result in a change of control of Quokka depending on the number of shares of common stock outstanding at the time of the conversion.



     Covenants. As is customary in debt transactions, the investment by the noteholders was contingent on our agreement to comply with various covenants while any notes remain outstanding. These covenants include both affirmative covenants and negative covenants.



     Affirmative Covenants. The affirmative covenants require us, among other things, to do the following:



     - pay principal of and interest on the notes;



     - make SEC and other regulatory filings;



     - pay taxes;



     - maintain minimum levels of insurance;



     - comply with applicable laws;



     - deliver to the noteholders annual compliance certificates and notice of any events of default;



     - achieve minimum revenue and operating income thresholds; and



     - control maximum operating losses.



     Negative Covenants. The negative covenants restrict us and any subsidiaries from, among other things, taking the following actions without the consent of the noteholders:



     - incurring or assuming additional indebtedness in excess of $25.0 million;



     - declaring dividends, purchasing or redeeming capital stock or otherwise incurring any liability to make any other payment or distribution of cash or other property;



     - selling assets or properties outside the ordinary course of business in excess of $3.0 million in any calendar year;

     - liquidating the company;



     - entering into transactions with affiliates outside the ordinary course of business;



     - transferring any voting stock of any subsidiary outside the company and its affiliates;



     - creating or incurring any liens on its properties or assets other than certain permitted liens;



     - acquiring or investing in any assets or business of any person for cash in excess of 20% of the sum of available cash and cash equivalents;



     - acquiring or investing in any assets or business of any person other than asset acquisitions in the ordinary course of business, intercompany acquisitions or Board-approved acquisitions where the sole consideration is our capital stock; and



     - engaging in any business other than one that is the same or reasonably related or complementary to our existing businesses.



     If we fail to comply with these covenants within the prescribed time periods, an event of default will result, triggering remedies in favor of the noteholders. Among these remedies is the acceleration of the maturity of the notes at a premium of 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes.



     Optional Redemption. We have the right after March 15, 2002, provided certain conditions are satisfied, to redeem all (but not less than all) of the notes for cash equal to 100% of the face amount of the notes plus accrued and unpaid interest on the notes and any payments on the notes. We will only be able to redeem the notes if the following apply:



     - our common stock has traded, for at least 30 consecutive trading days, at a closing price of $10.830 (as adjusted for any stock splits and related adjustments);



     - the noteholders have been able to sell their shares under an effective registration statement on each of those 30 trading days;



     - the noteholders have been able to convert all their notes under the rules of the applicable securities exchange on which our common stock is traded; and



     - we have the financial resources and ability to repurchase all the notes.



     Voting Rights. The holders of the notes have no voting rights. Upon conversion of any notes, the shares of common stock issued thereunder will have the same voting rights as holders of our outstanding common stock.



     Right Of First Refusal. If we propose to issue any additional equity securities, convertible securities or equity credit lines, the noteholders have a right to be notified of these future offerings and have a right of first refusal to acquire their pro rata interest of the future offering. This right of first refusal terminates 180 days after the effectiveness of the registration statement we file to register the common stock underlying the notes and warrants. This right of first refusal does not apply to: (1) transactions (the primary purpose of which is not to raise equity capital) involving issuing our securities as consideration in mergers, in connection with strategic partners or as consideration for the acquisition of a business, product or other assets; (2) the issuance of common stock in an underwritten public offering at not less than 90% of the prevailing market price; (3) the issuance of common stock upon conversion or exercise of outstanding options and warrants; or (4) the issuance of options or common stock to employees, directors or bona fide consultants if approved by a majority of our independent, outside directors.



DESCRIPTION OF THE WARRANTS



     In connection with the sale of the notes, we issued warrants to purchase up to 2,805,750 shares of our common stock. These warrants expire on September 15, 2005 and have an exercise price of $8.00 per share. If all of these warrants were exercised at $8.00, we would receive proceeds of approximately $22.4 million.



     Adjustments For Stock Splits And Diluting Issuances. The number of shares issuable upon exercise of the warrants will be adjusted for stock splits, combinations other distributions and other similar events. In addition, the exercise price of the warrants will also be adjusted on a weighted average basis in the event we issue additional securities below the then applicable conversion price or the then market price of our stock. There will be no anti-dilution adjustment if (1) we issue options or warrants to employees, directors or bona fide consultants, (2) we issue shares in strategic corporate alliances not undertaken principally for financing purposes, or (3) we issue shares in acquisitions.



     Voting Rights. The holders of the warrants have no voting rights. Upon exercise of any warrants, the shares of common stock issued thereunder will have the same voting rights as holders of our outstanding common stock.



REGISTRATION RIGHTS OF COMMON STOCK UNDERLYING NOTES AND WARRANTS



     Registration Rights. We have amended our investors' rights agreement to provide registration rights to the noteholders. In particular, the noteholders have piggyback rights on our registration statements (subject to underwriter cutbacks). We have also agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission within 35 days of September 15, 2000 to register the underlying common stock that is issuable upon conversion of the notes and exercise of the warrants.



     Interfering Events: Maintaining Liquidity For Noteholders. Subject to some limitations, we agreed to use our best efforts to maintain the liquidity of the common stock underlying the notes and warrants. In particular, we agreed to the following: (1) register the shares of common stock underlying the notes and warrants and have the registration statement declared effective by January 15, 2001; (2) list the common stock underlying the notes and warrants with the Nasdaq National Market and avoid any delisting of the shares; (3) avoid the suspension of trading in our common stock in excess of 45 days in any 12 months; and (4) maintain enough authorized shares of common stock to enable the conversion of the notes and the exercise of the warrants. The failure to accomplish any of these four events would be deemed an "interfering event."



     Monthly Delay Payments And Redemption At A Premium. If an interfering event occurs (as described above) and is continuing, we may be required to pay to the noteholders a monthly delay payment equal to one percent (1%) of the face amount of the notes, all accrued and unpaid interest on the notes and all unpaid penalties payable on the notes, for each 30 day period (or portion thereof) of the interfering event. In addition, under some circumstances, we may be required to redeem the notes if the interfering event continues at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption.



CHANGE OF CONTROL



     In the event of a change of control, the noteholders have the option to (1) convert their notes to common stock and receive their pro rata distribution in connection with the change of control or (2) require a prepayment of the debt at the premium redemption price described above under "Registration Rights of Common Stock Underlying Notes and Warrants -- Monthly Delay Payments and Redemption at a Premium."



     A "change of control" is defined to mean: (1) the acquisition of beneficial ownership of shares representing a majority of the voting power; (2) any transaction or series of related transactions resulting in the exchange or conversion of outstanding shares for securities which represent less than 51% of the voting securities of the surviving entity; (3) any transaction or series of related transactions in which our stockholders immediately prior to the transaction own less than 51% of the voting power of the surviving entity; (4) the sale of all or substantially all of our assets; or (5) the occupation of a majority of the seats on our Board of Directors by persons who were neither nominated by the Board of Directors nor appointed by directors so nominated.



RELATED PARTIES



     Entities affiliated with two of our members of our board of directors acquired notes in the private placement: (1) Barry M. Weinman is affiliated with Media Technology Ventures and its affiliates which acquired $1.0 million face amount of notes and warrants to acquire 36,250 shares of our common stock; and
(2) James G. Shennan, Jr. is affiliated with The Shennan 1995 Trust which acquired $200,000 face amount of notes and warrants to acquire 7,250 shares of our common stock.



   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE ISSUANCE OF COMMON STOCK UPON CONVERSION OF THE NOTES AND UPON EXERCISE OF THE
                               RELATED WARRANTS.

                            INDEPENDENT ACCOUNTANTS

     It is expected that representatives of PricewaterhouseCoopers LLP will be present at the special meeting of the stockholders of Quokka and to respond to appropriate questions of stockholders and to make a statement if they so desire. It is expected that representatives of Deloitte & Touche LLP will be present at the special meeting of the stockholders of Total Sports and to respond to appropriate questions of stockholders and to make a statement if they so desire.

                                 LEGAL MATTERS

     The validity of the Quokka common stock to be issued in the merger will be passed upon for Quokka by Cooley Godward LLP, San Francisco, California. Certain tax consequences of the merger will be passed upon for Quokka by Cooley Godward LLP and for Total Sports by Clifford Chance Rogers & Wells LLP, New York, New York.


                                    EXPERTS



     The consolidated financial statements of Quokka Sports, Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this joint proxy statement/ prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



     The financial statements of Golf.com, L.L.C. as of December 31, 1999 and for the year in the period ended December 31, 1999 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The consolidated financial statements of Total Sports Inc. as of December 31, 1999 and 1998, and for the two years ended December 31, 1999 and 1998, and for the period from February 20, 1997 (date of inception) to December 31, 1997, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement. Such reports express an unqualified opinion and include explanatory paragraphs referring to the uncertainty of Total Sports Inc.'s ability to continue as a going concern and the restatement described in Note 19, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Quokka files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Quokka files at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Quokka's public filings also are available to the public from commercial document retrieval services and at the Internet web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Reports, proxy statements and other information concerning Quokka also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

     Quokka has filed a Form S-4 registration statement to register with the Securities and Exchange Commission the offering and sale of the shares of Quokka common stock to be issued to Total Sports stockholders in the merger. This joint proxy statement/prospectus is a part of the registration statement and constitutes a prospectus of Quokka and a proxy statement of Total Sports for the special meeting.

     As allowed by Securities and Exchange Commission rules, this joint proxy statement/prospectus does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

     The Securities and Exchange Commission allows Quokka and Total Sports to incorporate information into this joint proxy statement/prospectus "by reference," which means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Quokka has previously filed with the Securities and Exchange Commission. These documents contain important information about Quokka and its financial conditions. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus.

QUOKKA FILINGS (FILE NO. 000-26311):

     Quokka hereby incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this joint proxy statement/prospectus and the date of the special meetings. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     Quokka has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Quokka. Total Sports has supplied all information relating to Total Sports.

     If you are a Quokka stockholder, you may have received some of the documents incorporated by reference. You also may obtain any of these documents from Quokka or the Securities and Exchange Commission or the Securities and Exchange Commission's Internet web site described above. Stockholders may obtain, without charge, documents incorporated by reference in this proxy statement/prospectus, except exhibits, unless those exhibits are specifically incorporated by reference into this joint proxy statement/prospectus. Requests for these documents should be made in writing or by telephone from the appropriate company at the following addresses:

                              QUOKKA SPORTS, INC.
                        525 Brannan Street, Ground Floor
                        San Francisco, California 94107
                         Attention: Investor Relations
                              Tel: (415) 908-3800

                               TOTAL SPORTS INC.
                            234 Fayetteville Street
                         Raleigh, North Carolina 27601
                         Attention: Investor Relations
                              Tel: (919) 573-8020

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY           , 2000 TO
RECEIVE THEM BEFORE THE SPECIAL MEETING. If you request any incorporated documents, the appropriate company will mail them to you by first-class mail, or others equally prompt means, within one business day of receipt of your request.


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS
PROXY STATEMENT/PROSPECTUS IS DATED OCTOBER   , 2000. YOU SHOULD NOT ASSUME THAT
THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF QUOKKA COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
QUOKKA SPORTS, INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements..................  F-2
Report of Independent Accountants...........................  F-3
Consolidated Balance Sheets.................................  F-4
Consolidated Statements of Operations.......................  F-5
Consolidated Statements of Stockholders' Equity.............  F-6
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

GOLF.COM, L.L.C.
Index to Consolidated Financial Statements..................  F-23
Report of Independent Accountants...........................  F-24
Balance Sheets..............................................  F-25
Statements of Operations....................................  F-26
Statements of Members' Equity...............................  F-27
Statements of Cash Flows....................................  F-28
Notes to Financial Statements...............................  F-29

TOTAL SPORTS INC. AND SUBSIDIARIES
Index to Financial Statements...............................  F-35
Independent Auditors' Report................................  F-36
Consolidated Balance Sheets.................................  F-37
Consolidated Statements of Operations.......................  F-38
Consolidated Statements of Stockholders' Equity
  (Deficiency)..............................................  F-39
Consolidated Statements of Cash Flows.......................  F-41
Notes to Consolidated Financial Statements..................  F-43

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-3
Consolidated Balance Sheets.................................  F-4
Consolidated Statements of Operations.......................  F-5
Consolidated Statements of Stockholders' Equity.............  F-6
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Quokka Sports, Inc.


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Quokka Sports, Inc. and its subsidiaries, at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

San Francisco, California
January 19, 2000, except for note 14,

which is as of March 1, 2000 and


the convertible debt financing in


note 1, which is as of September 15, 2000

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                                  1998           1999          2000
                                                              ------------   ------------   -----------
                                                                                            (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.................................    $ 23,994       $  3,855      $   4,269
  Restricted cash...........................................          --          3,200          3,740
  Investments in marketable securities......................          --         61,702         15,285
  Accounts receivable, net..................................       1,151          6,067         11,285
  Inventory, net............................................          --             --            249
  Acquired programming and distribution rights..............          --         12,042         10,239
  Prepaid and other expenses................................         331          1,823          4,535
                                                                --------       --------      ---------
    Total current assets....................................      25,476         88,689         49,602
Property and equipment, net.................................       2,736         10,551         14,470
Other assets................................................          --            640            425
Goodwill....................................................          --             --         30,529
                                                                --------       --------      ---------
    Total assets............................................    $ 28,212       $ 99,880      $  95,026
                                                                ========       ========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..........................................    $    289       $  2,427      $   3,715
  Accrued expenses..........................................       1,199          3,797         11,599
  Current portion of long-term debt and capitalized lease
    obligations.............................................         290          6,041          6,343
  Deferred revenues.........................................         480          3,864          4,733
                                                                --------       --------      ---------
    Total current liabilities...............................       2,258         16,129         26,390
                                                                --------       --------      ---------
Long term debt and capitalized lease obligations, net of
  current portion...........................................         501         11,493          8,956
                                                                --------       --------      ---------
Stockholders' equity
Preferred stock, $0.0001 par value; authorized: 10,000,000
  at December 31, 1999, issued and outstanding: none at
  December 31, 1999; authorized: 26,700,000 at December 31,
  1998; issued and outstanding: 23,736,016 at December 31,
  1998; authorized: 10,000,000 at June 30, 2000; issued and
  outstanding: none at June 30, 2000........................           2             --             --
Common stock, voting, $0.0001 par value; authorized
  120,000,000 at December 31, 1999 and 45,400,000 at
  December 31, 1998; issued and outstanding: 44,041,376 at
  December 31, 1999 and 9,400,365 at December 31, 1998;
  authorized 120,000,000 at June 30, 2000; issued and
  outstanding: 46,068,743 at June 30, 2000 and non-voting,
  $0.0001 par value; authorized: 300,000 at December 31,
  1999 and 1998 and June 30, 2000; issued and outstanding:
  300,000 at December 31, 1999 and 1998 and June 30, 2000...           1              4              5
  December 31, 1999 and 45,400,000 at December 31, 1998;
    issued and outstanding:
    Additional paid-in capital..............................      41,019        137,460        164,644
    Warrants and other......................................         477          7,831          7,831
    Treasury stock, at cost 23,244 shares at December 31,
      1999 and at June 30, 2000 and none at December 31,
      1998..................................................          --           (107)          (107)
Accumulated deficit.........................................     (16,046)       (72,930)      (112,693)
                                                                --------       --------      ---------
      Total stockholders' equity............................      25,453         72,258         59,680
                                                                --------       --------      ---------
         Total liabilities and stockholders' equity.........    $ 28,212       $ 99,880      $  95,026
                                                                ========       ========      =========

The accompanying notes are an integral part of these consolidated financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                                              SIX MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,                JUNE 30,
                                       ------------------------------    --------------------------
                                        1997       1998        1999         1999           2000
                                       -------    -------    --------    -----------    -----------
                                                                         (UNAUDITED)    (UNAUDITED)
Revenues.............................  $ 4,000    $ 8,635    $ 13,070     $  3,449       $ 22,097
Cost of revenues
  Production and other costs.........    5,130      7,780      20,070        6,342         17,278
  Amortization of programming and
     distribution rights.............       --         --       3,441        2,087          3,618
                                       -------    -------    --------     --------       --------
       Total cost of revenues........    5,130      7,780      23,511        8,429         20,896
                                       -------    -------    --------     --------       --------
          Gross profit/(loss)........   (1,130)       855     (10,441)      (4,980)         1,201
Operating expenses
  Research and engineering...........    1,030      4,480      13,094        6,654         11,425
  Sales and marketing................      816      2,519      19,525        8,610         15,642
  General and administrative.........    1,827      3,184      11,069        4,398          7,279
  Restructuring costs................       --         --          --           --            588
  Depreciation.......................       68        530       4,217        1,150          3,426
  Amortization of goodwill...........       --         --          --           --          4,247
                                       -------    -------    --------     --------       --------
       Total operating expenses......    3,741     10,713      47,905       20,812         42,607
                                       -------    -------    --------     --------       --------
          Loss from operations.......   (4,871)    (9,858)    (58,346)     (25,792)       (41,406)
Losses of associated venture.........       --         --       2,176        1,067             --
Minority interest in net loss of
  consolidated subsidiary............       --         --      (1,936)        (645)        (1,291)
Interest income/(expense), net.......      (71)       320       1,702          212            352
                                       -------    -------    --------     --------       --------
          Net loss...................  $(4,942)   $(9,538)   $(56,884)    $(26,002)      $(39,763)
                                       =======    =======    ========     ========       ========
Net loss per Share:
  Basic and diluted..................  $  (.73)   $  (.99)   $  (1.45)    $  (2.66)      $   (.88)
  Weighted average shares
     outstanding -- basic and
     diluted.........................    6,792      9,656      39,366        9,788         45,019
                                       =======    =======    ========     ========       ========

The accompanying notes are an integral part of these consolidated financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                 SERIES A           SERIES B          SERIES C
                                                                CONVERTIBLE       CONVERTIBLE        CONVERTIBLE
                                                              PREFERRED STOCK   PREFERRED STOCK    PREFERRED STOCK
                                                              ---------------   ----------------   ---------------
                                                              SHARES   AMOUNT   SHARES    AMOUNT   SHARES   AMOUNT
                                                              ------   ------   -------   ------   ------   ------
Balance, January 1, 1997....................................      --    $--          --    $--         --    $--
Issuance of common stock to founder for cash net of issuance costs......................................................
Issuance of common stock to founder for cash net of issuance costs of $31,401...........................................
Issuance of common stock for cash at $.50 per share of
 issuance costs of $17,591..................................
Issuance of warrants in connection with promissory notes....
Issuance of Series A Preferred Stock for cash of $0.68 per
 share, net of issuance costs of $18,141....................   7,721      1
Net Loss....................................................
                                                              ------    ---     -------    ---     ------    ---
Balance, December 31, 1997..................................   7,721      1          --     --         --     --
Issuance of Series B Preferred Stock for cash of $1.50 per
 share, net of issuance costs of $75,543....................                     10,737      1
Issuance of warrants........................................
Issuance of options for services rendered...................
Issuance of options for services rendered...................
Exercise of voting common stock options to employees for
 cash of $0.50 per share....................................
Issuance of Series C Preferred stock for cash of $3.25 per
 share, net of issuance costs of $36,031....................                                        4,939      0
Issuance of warrants under joint development agreement......
Exercise of warrants........................................     145      0         170      0         24      0
Net Loss....................................................
                                                              ------    ---     -------    ---     ------    ---
Balance as of December 31, 1998.............................   7,866      1      10,907      1      4,963      0
Exercise of voting common stock options to employees for
 cash of $0.50 per share....................................
Exercise of voting common stock warrants at $.50 per
 share......................................................
Purchase of Treasury Stock..................................
Issuance of common stock for services rendered..............
Issuance of warrants for Subordinated-Debt agreement........
Issuance of warrants for CART Rights agreement..............
Issuance of warrants for Media One Broadband agreement......
Issuance of warrants for Excite agreement...................
Issuance of warrants for NBC JV agreement...................
Issuance of options for services rendered...................
Issuance of Series D Preferred Shares at $9.00 per share
 less issuance cost accrual of $790,344.....................
Exercise of warrants........................................     100      0         148      0         48      0
Initial Public Offering net of issuance costs of
 $5,560,611.................................................
Conversion of Preferred Stock to Common Stock...............  (7,966)    (1)    (11,055)    (1)    (5,011)    (0)
Cumulative Translation Adjustment...........................
Unrealized gain/(loss) on available-for-sale securities.....
Net Loss....................................................
                                                              ------    ---     -------    ---     ------    ---
Balance as of December 31, 1999.............................      --     --          --     --         --     --
Exercise of voting common stock options to employees for
 cash of $0.50 per share (unaudited)........................
Issuance of options for services rendered (unaudited).......
Issuance of stock for net assets acquired (unaudited).......
Cumulative Translation Adjustment (unaudited)...............
Unrealized gain/(loss) on available-for-sale securities
 (unaudited)................................................
Net Loss (unaudited)........................................
                                                              ------    ---     -------    ---     ------    ---
Balance as of June 30, 2000 (unaudited).....................      --    $--          --    $--         --    $--
                                                              ======    ===     =======    ===     ======    ===

                                                                 SERIES D
                                                                CONVERTIBLE         VOTING          NON-VOTING
                                                              PREFERRED STOCK    COMMON STOCK      COMMON STOCK
                                                              ---------------   ---------------   ---------------
                                                              SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT
                                                              ------   ------   ------   ------   ------   ------
Balance, January 1, 1997....................................      --    $--      3,800    $ 0         --    $--
Issuance of common stock to founder for cash net of issuance
 costs......................................................                                         200      0
Issuance of common stock to founder for cash net of issuance
 costs of $31,401...........................................                     1,900      0        100      0
Issuance of common stock for cash at $.50 per share of
 issuance costs of $17,591..................................                     3,652      0
Issuance of warrants in connection with promissory notes....
Issuance of Series A Preferred Stock for cash of $0.68 per
 share, net of issuance costs of $18,141....................
Net Loss....................................................
                                                              ------    ---     ------    ---     ------    ---
Balance, December 31, 1997..................................      --     --      9,352      1        300      0
Issuance of Series B Preferred Stock for cash of $1.50 per
 share, net of issuance costs of $75,543....................
Issuance of warrants........................................
Issuance of options for services rendered...................
Issuance of options for services rendered...................
Exercise of voting common stock options to employees for
 cash of $0.50 per share....................................                        48      0
Issuance of Series C Preferred stock for cash of $3.25 per
 share, net of issuance costs of $36,031....................
Issuance of warrants under joint development agreement......
Exercise of warrants........................................
Net Loss....................................................
                                                              ------    ---     ------    ---     ------    ---
Balance as of December 31, 1998.............................      --     --      9,400      1        300      0
Exercise of voting common stock options to employees for
 cash of $0.50 per share....................................                       600      0
Exercise of voting common stock warrants at $.50 per
 share......................................................                       163      0
Purchase of Treasury Stock..................................                       (12)    (0)
Issuance of common stock for services rendered..............                         3      0
Issuance of warrants for Subordinated-Debt agreement........
Issuance of warrants for CART Rights agreement..............
Issuance of warrants for Media One Broadband agreement......
Issuance of warrants for Excite agreement...................
Issuance of warrants for NBC JV agreement...................
Issuance of options for services rendered...................
Issuance of Series D Preferred Shares at $9.00 per share
 less issuance cost accrual of $790,344.....................   4,520      0
Exercise of warrants........................................
Initial Public Offering net of issuance costs of
 $5,560,611.................................................                     5,000      1
Conversion of Preferred Stock to Common Stock...............  (4,520)    (0)    28,552      3
Cumulative Translation Adjustment...........................
Unrealized gain/(loss) on available-for-sale securities.....
Net Loss....................................................
                                                              ------    ---     ------    ---     ------    ---
Balance as of December 31, 1999.............................      --     --     43,706      5        300      0
Exercise of voting common stock options to employees for
 cash of $0.50 per share (unaudited)........................                       261      0
Issuance of options for services rendered (unaudited).......
Issuance of stock for net assets acquired (unaudited).......                         0      0
Cumulative Translation Adjustment (unaudited)...............
Unrealized gain/(loss) on available-for-sale securities
 (unaudited)................................................
Net Loss (unaudited)........................................
                                                              ------    ---     ------    ---     ------    ---
Balance as of June 30, 2000 (unaudited).....................      --    $--     43,967    $ 5        300    $ 0
                                                              ======    ===     ======    ===     ======    ===


                                                                                                                   TOTAL
                                                              ADDITIONAL              WARRANTS                 STOCKHOLDERS'
                                                               PAID-IN     TREASURY     AND      ACCUMULATED      EQUITY/
                                                               CAPITAL      STOCK      OTHER       DEFICIT       (DEFICIT)
                                                              ----------   --------   --------   -----------   -------------
Balance, January 1, 1997....................................   $     --     $  --      $   --     $  (1,566)     $ (1,566)
Issuance of common stock to founder for cash net of issuance
 costs......................................................        100                                               100
Issuance of common stock to founder for cash net of issuance
 costs of $31,401...........................................        968                                               969
Issuance of common stock for cash at $.50 per share of
 issuance costs of $17,591..................................      1,808                                             1,808
Issuance of warrants in connection with promissory notes....                               62                          62
Issuance of Series A Preferred Stock for cash of $0.68 per
 share, net of issuance costs of $18,141....................      5,231                                             5,232
Net Loss....................................................                                         (4,942)       (4,942)
                                                               --------     -----      ------     ---------      --------
Balance, December 31, 1997..................................      8,107        --          62        (6,508)        1,663
Issuance of Series B Preferred Stock for cash of $1.50 per
 share, net of issuance costs of $75,543....................     15,988                                            15,989
Issuance of warrants........................................                              589                         589
Issuance of options for services rendered...................          5                                                 5
Issuance of options for services rendered...................         30                                                30
Exercise of voting common stock options to employees for
 cash of $0.50 per share....................................         24                                                24
Issuance of Series C Preferred stock for cash of $3.25 per
 share, net of issuance costs of $36,031....................     16,015                                            16,015
Issuance of warrants under joint development agreement......                              264                         264
Exercise of warrants........................................        850                  (438)                        412
Net Loss....................................................                                         (9,538)       (9,538)
                                                               --------     -----      ------     ---------      --------
Balance as of December 31, 1998.............................     41,019        --         477       (16,046)       25,453
Exercise of voting common stock options to employees for
 cash of $0.50 per share....................................        850                                               850
Exercise of voting common stock warrants at $.50 per
 share......................................................        143                   (62)                         81
Purchase of Treasury Stock..................................                 (107)                                   (107)
Issuance of common stock for services rendered..............         10                                                10
Issuance of warrants for Subordinated-Debt agreement........                              572                         572
Issuance of warrants for CART Rights agreement..............                              401                         401
Issuance of warrants for Media One Broadband agreement......                            1,154                       1,154
Issuance of warrants for Excite agreement...................                              702                         702
Issuance of warrants for NBC JV agreement...................                            5,002                       5,002
Issuance of options for services rendered...................        345                                               345
Issuance of Series D Preferred Shares at $9.00 per share
 less issuance cost accrual of $790,344.....................     39,959                                            39,959
Exercise of warrants........................................        848                  (415)                        433
Initial Public Offering net of issuance costs of
 $5,560,611.................................................     54,396                                            54,397
Conversion of Preferred Stock to Common Stock...............                                                           --
Cumulative Translation Adjustment...........................        (52)                                              (52)
Unrealized gain/(loss) on available-for-sale securities.....        (58)                                              (58)
Net Loss....................................................                                        (56,884)      (56,884)
                                                               --------     -----      ------     ---------      --------
Balance as of December 31, 1999.............................    137,460      (107)      7,831       (72,930)       72,258
Exercise of voting common stock options to employees for
 cash of $0.50 per share (unaudited)........................      2,587                                             2,587
Issuance of options for services rendered (unaudited).......      2,222                                             2,222
Issuance of stock for net assets acquired (unaudited).......     22,389                                            22,390
Cumulative Translation Adjustment (unaudited)...............        (26)                                              (26)
Unrealized gain/(loss) on available-for-sale securities
 (unaudited)................................................         12                                                12
Net Loss (unaudited)........................................                                        (39,763)      (39,763)
                                                               --------     -----      ------     ---------      --------
Balance as of June 30, 2000 (unaudited).....................   $164,644     $(107)     $7,831     $(112,693)     $ 59,680
                                                               ========     =====      ======     =========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,              JUNE 30,
                                                  -----------------------------   -------------------------
                                                   1997       1998       1999        1999          2000
                                                  -------   --------   --------   -----------   -----------
                                                                                  (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss......................................  $(4,942)  $ (9,538)  $(56,884)   $(26,002)     $(39,763)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
  Loss on disposal of fixed assets..............       --         --         --          --           171
  Depreciation and amortization of property and
    equipment...................................       68        530      4,217       1,150         3,426
  Amortization of acquired programming and
    distribution rights.........................       --         --      3,441       2,087         3,618
  Amortization of goodwill......................       --         --         --          --         4,247
  Minority interest amortization of programming
    rights......................................       --         --     (1,936)       (645)       (1,291)
  Non-cash compensation-related charges and
    other.......................................      106        450      1,433       1,623         2,222
  Changes in operating assets and liabilities:
    Inventory...................................       --         --         --          --           754
    Accounts receivable.........................      (76)    (1,074)    (4,916)     (1,740)       (4,633)
    Acquired rights.............................       --         --       (200)       (675)         (525)
    Prepaid expenses and other expenses.........     (199)       (85)      (920)     (1,148)       (2,604)
    Other assets................................       --         --       (640)         --           236
    Accounts payable............................      410       (433)     2,138       2,389        (5,777)
    Accrued expenses............................       (1)     1,117      2,598       1,718         5,017
    Deferred revenues...........................      781     (1,826)     3,385       2,397           869
                                                  -------   --------   --------    --------      --------
      Net cash used in operating activities.....   (3,853)   (10,859)   (48,286)    (18,846)      (34,033)
                                                  -------   --------   --------    --------      --------
Cash flows from investing activities:
  Increase in restricted cash...................       --         --         --          --          (540)
  Net sale/(purchases) of marketable
    securities..................................       --         --    (64,902)         --        46,417
  Business acquisitions, net of cash acquired...       --         --         --          --           130
  Purchase of property and equipment............     (295)    (2,723)    (9,310)     (4,131)       (6,457)
                                                  -------   --------   --------    --------      --------
      Net cash used in investing activities.....     (295)    (2,723)   (74,212)     (4,131)       39,550
                                                  -------   --------   --------    --------      --------
Cash flows from financing activities:
  Proceeds from long term financing
    arrangements................................       --        750      8,700          --            --
  Proceeds from bridge loan.....................      532         --         --          --            --
  Payments on notes, long-term capital leases
    and financing arrangements..................       --        (79)    (2,322)       (555)       (6,776)
  Proceeds from the issuance of common stock,
    net of issuance cost........................    2,877         24     56,167         292         1,673
  Purchase of treasury stock....................       --         --       (107)        (95)           --
  Proceeds from the issuance of preferred stock,
    net of issuance cost........................    4,700     32,854     39,920      39,920            --
                                                  -------   --------   --------    --------      --------
      Net cash provided by (used in) financing
         activities.............................    8,109     33,550    102,358      39,562        (5,103)
                                                  -------   --------   --------    --------      --------
Net increase/(decrease) in cash and cash
  equivalents...................................    3,961     19,968    (20,139)     16,586           414
Cash and cash equivalents, beginning of
  period........................................       65      4,027     23,994      23,994         3,855
                                                  -------   --------   --------    --------      --------
Cash and cash equivalents, end of period........  $ 4,027   $ 23,994   $  3,855    $ 40,580      $  4,269
                                                  =======   ========   ========    ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

     Quokka is an independent digital sports network providing real-time coverage of sporting events for worldwide audiences. Using digital assets generated at sports venues that are under-utilized by traditional media, Quokka is building a digital sports network by creating digital programming content that is specifically designed for interactive distribution systems and other entertainment devices. Quokka operates as a single segment business.

     Revenues are generated from digital entertainment and other sponsorships, advertising, electronic commerce, the sale of content and studio services. The majority of revenues are derived from the sale of sponsorship packages to corporations. Digital entertainment sponsors may embed their products in Quokka's productions and obtain branding on the network or specific network properties, access to development projects, the use of trademarks and logos and participation in various print and media campaigns.


CONVERTIBLE DEBT FINANCING



     On September 15, 2000, the Company closed a round of convertible promissory notes and warrants for a total consideration of $77.4 million. (See note 15 for further discussion.)



     The Company was not in compliance with certain covenants related to its $2 million equipment financing loan at June 30, 2000, but has received the appropriate waivers for the six months ended June 30, 2000 and through September 29, 2000.



     Over the past few years, the Company has been successful in completing several rounds of financing. During the same period, the Company has incurred substantial losses and negative cash flows from operations in every fiscal period since inception. For the year ended December 31, 1999, the Company incurred a loss from operations of approximately $58.3 million and negative cash flows from operations of $48.3 million. For the six months ended June 30, 2000, the Company incurred a loss from operations of approximately $41.4 million and negative cash flows from operations of $34.0 million. As of June 30, 2000, the Company had an accumulated deficit of approximately $112.7 million. Management expects operating losses and negative cash flows to continue for the foreseeable future because of additional costs and expenses related to brand development, marketing and other promotional activities, continued development of the Company's web site and information technology infrastructure, expansion of product offerings and integration of recent acquisitions. Certain of these costs could be reduced if working capital decreased significantly. Failure to generate sufficient revenues, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company's ability to continue as a going concern and to achieve its intended business objectives.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Quokka, and all of its wholly and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Investments in and advances to our joint venture in which we have a 50% ownership interest are accounted for by the equity method.

CASH AND CASH EQUIVALENTS

     Quokka includes in cash and cash equivalents all highly liquid investments that mature within three months of their purchase date. Cash equivalents consist primarily of money market funds.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

MARKETABLE SECURITIES

     Marketable securities consist of municipal bonds and notes, corporate bonds, commercial paper and money market funds. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as available-for-sale securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Any unrealized gains or losses are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets that range from three to five years. Leased assets are amortized on a straight-line basis over the lesser of the estimated useful life or the lease term. Maintenance and repairs are charged to operations as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations in the period realized.

INCOME TAXES

     Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ACQUIRED MEDIA RIGHTS

     Quokka and its subsidiaries and joint venture account for acquired programming rights pursuant to SFAS No. 63. Under SFAS No. 63, a licensee shall report an asset and a liability for the rights acquired and obligations incurred under a license agreement when the license period begins and other conditions, including availability and acceptance, have been met. The assets are amortized using the greater of the ratio of rights contributed during the period in relation to the total rights expected or on a straight-line method over their estimated useful life.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

     The functional currency of Quokka's subsidiaries is the local currency. Accordingly, Quokka applies the current rate method to translate the subsidiaries' financial statements into United States dollars. SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES
from net income, include foreign currency translation adjustments and unrealized gains/losses on available-for-sale securities. Translation adjustments are deemed immaterial and included as a component of additional paid in capital in the accompanying financial statements.

REVENUE RECOGNITION

     Quokka generates revenues from digital entertainment sponsorships, advertising, electronic commerce, the sale of content, and studio services. Prior to April 1999, sponsorship revenues were recognized over the term of the sponsored event based on the ratio of current period impressions to projected total ultimate impressions based on a determination that no significant obligations remained and collection of the resulting receivable was probable. Digital entertainment sponsorships signed subsequently represent multi-year, multi-event and multi-benefit sponsorships. Annual revenues from these new sponsorships are recognized using the straight line method over the terms of the agreements.

     Revenues from studio services are recognized in the period the service is provided. Advertising and electronic commerce revenues, which have not been material to date, are recognized when the commitment is met or product is shipped and payment is assured. Quokka recognizes revenue from the sale of its proprietary content in accordance with the provisions of SFAS No. 63. Quokka has accepted property and services as payment for sponsorship. Property and services received as payment are valued at fair market value based on the amounts normally charged to third parties for similar property and services.

COST OF REVENUES

     Cost of revenues consists primarily of production costs, amortization of acquired programming and distribution rights and other costs related to e-commerce revenue including product fulfillment and inbound and outbound shipping costs. Production costs include costs of personnel and consultants, computer hardware and software, travel, satellite transmission costs, field gear, cameras, satellite phones, marketing and an allocation of general and administrative expenses.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of Quokka's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, approximate fair value due to their short maturities. Based upon borrowing rates currently available for Quokka for loans with similar terms, the carrying value of capital lease obligations approximates fair value.

BUSINESS RISK AND CONCENTRATION OF CREDIT RISK

     Quokka operates in the Internet industry, which are rapidly evolving and intensely competitive. Quokka potentially competes with other Internet companies, large, established media companies and sports marketing organizations.

     Quokka performs ongoing credit evaluations, does not require collateral and does not currently maintain any reserves for potential credit losses. For the year ended December 31, 1997, three customers accounted for 52%, 21% and 15% of all revenues generated by Quokka. At December 31, 1997, there were no receivables from these customers.

     For the year ended December 31, 1998, three customers accounted for 52%, 16% and 12%, respectively, of all revenues generated by Quokka. At December 31, 1998, 23% of the outstanding accounts receivable was attributable to the smallest of the three largest customers. One additional customer accounted for another 65% of total outstanding accounts receivable. The remaining accounts receivable balance at December 31, 1998 was attributable to three additional customers.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     For the year ended December 31, 1999, four customers accounted for 27%, 23%, 14% and 15%, respectively, of all revenues generated by Quokka. At December 31, 1999, four customers accounted for 43%, 15%, 14% and 11%, respectively, of total outstanding accounts receivable.

     For the six months ended June 30, 2000, two customers accounted for 24% and 14%, respectively, of all revenues generated by Quokka. At June 30, 2000, three customers accounted for 23%, 16% and 13%, respectively, of total outstanding accounts receivable.

RESEARCH AND ENGINEERING

     Research and engineering expenses include personnel costs, costs incurred to improve and develop the "Quokka Sports Platform," broadband applications and costs associated with network operations. Research and engineering costs are expensed as incurred.

ADVERTISING

     Advertising is expensed as incurred. Advertising expenses which are included in sales and marketing expenses for the years then ended were $62,000 in 1997, $554,000 in 1998 and $7,727,000 in 1999. Advertising expenses for the six months ended June 30, 2000 were $3,583,000.

STOCK-BASED COMPENSATION

     In 1997, Quokka adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-based Compensation." Quokka has elected to continue accounting for stock-based compensation issued to the employees using Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and, accordingly, pro forma disclosures required under SFAS No. 123 have been presented (See Note 10). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of Quokka's common stock and the exercise price. Additionally, pursuant to SFAS No. 123, stock issued to non-employees is accounted for at the fair value of the equity instruments issued, or at the fair value of the consideration received, whichever is more reliably measurable.

RECLASSIFICATION

     Quokka has reclassified the presentation of certain prior year information to conform to the current year presentation. These changes had no effect on previously reported financial position or results of operations.


NET LOSS PER SHARE


     Quokka computes net loss per share in accordance with SFAS No. 128, "Earnings per Share", and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of vested common and common equivalent shares outstanding during the period. However, as Quokka generated net losses in all periods presented, common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants and upon conversion of preferred stock, are not included in diluted net loss per share because such shares are anti-dilutive.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     The following table sets forth the computation of historical basic and diluted net loss per share for the periods indicated.

                                                                                          SIX MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,          JUNE 30,
                                                          ----------------------------   -------------------
                                                           1997      1998       1999       1999       2000
                                                          -------   -------   --------   --------   --------
                                                                                             (UNAUDITED)
Numerator:
  Net loss available to common stockholders.............  $(4,942)  $(9,538)  $(56,884)  $(26,002)  $(39,764)
Denominator:
  Weighted average shares...............................    6,792     9,657     39,387      9,865     45,039
  Weighted average unvested common shares subject to
    repurchase agreements...............................       --        (2)       (21)       (77)       (20)
                                                          -------   -------   --------   --------   --------
  Denominator for basic and diluted calculation.........    6,792     9,655     39,366      9,788     45,019
                                                          =======   =======   ========   ========   ========
Net loss per share:
  Basic and diluted.....................................  $ (0.73)  $ (0.99)  $  (1.45)  $  (2.66)  $  (0.88)
Anti-dilutive securities including options, warrants and
  preferred stock not included in historical net loss
  per share calculations................................    1,643    17,755     11,840     34,082     13,626
                                                          =======   =======   ========   ========   ========

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 are unaudited but have been prepared in accordance with generally accepted accounting principles for interim financial statements and the rules of the Securities and Exchange Commission and do not include all disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement, which is effective for the Company in 2000, requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The Company is assessing the requirements of SFAS No. 133 and the effects, if any, on the Company's financial position, results of operations and cash flows.

     In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting with Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until the first fiscal quarter ending June 30, 2000. The Company will adopt SFAS No. 133 in its quarter ending June 30, 2000. The Company has not engaged in hedging activities or invested in derivative instruments.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles ("GAAP") to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material effect on the Company's financial statements.

     In April 2000, FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" ("FIN No. 44") was issued. FIN No. 44

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES
clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN No. 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of certain of the conclusions of FIN No. 44 covering events occurring during the period after December 15, 1998 or January 12, 2000 did not have a material impact on the Company's financial position and results of operations. The Company does not expect that the adoption of the remaining conclusions will have a material effect on the financial statements.

     In January 2000, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 99-17, "Accounting for Advertising Barter Transactions" (the "Issue"). This Issue states that revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable within the limits of this Issue. If the fair value of the advertising surrendered in the barter transaction is not determinable within the limits of this Issue, the barter transaction should be recorded based on the carrying amount of the advertising surrendered, which likely would be zero. The adoption of this consensus did not have a material impact on the Company's business practices.

3. MARKETABLE SECURITIES

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale securities at June 30, 2000 is as follows (in thousands). There were no marketable securities as of December 31, 1998.

                                                             GROSS UNREALIZED   GROSS UNREALIZED
                                            AMORTIZED COST    HOLDING GAINS      HOLDING LOSSES    FAIR VALUE
                                            --------------   ----------------   ----------------   ----------
AT DECEMBER 31, 1999
Cash and cash equivalents.................     $   428             --                  --               428
Municipal bonds and notes.................      21,372              4                  --            21,376
Corporate bonds...........................      16,010             --                 (50)           15,960
Commercial paper..........................      27,150             --                 (12)           27,138
                                               -------              --                ---            ------
                                               $64,960              4                 (62)           64,902
                                               =======              ==                ===            ======

4. ACQUIRED RIGHTS

     Acquired programming rights pertain to licensing fees paid for programming rights related to our joint venture with NBC Olympics, Inc. for U.S. Digital Coverage of the Olympic Games, the exclusive worldwide interactive media rights to the FIM 500cc Road Racing Championship Grand Prix and America's Cup 2000 Yacht Race. Acquired distribution rights represent licensing fees paid for the rights to distribute our programming on Excite@Home and Terra Networks. Acquired programming rights to sporting events and acquired distribution rights are amortized over their respective license periods on a straight line basis. Amortization associated with these rights amounted to $3,441,000 for the year ended December 31, 1999. There was no amortization expense in 1998 or 1997. Amortization amounted to $3,618,000 and $2,087,000 for the six months ended June 30, 2000 and 1999, respectively.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of:


                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                              ------    -------
Computer, telecommunications, software and office
  equipment.................................................  $2,242    $ 9,096
Furniture and fixtures......................................     356      1,129
Leasehold improvements......................................     568      2,477
Leased equipment............................................      75        505
Production equipment........................................      94      2,383
                                                              ------    -------
                                                               3,335     15,590
Less accumulated depreciation and amortization..............     599      5,039
                                                              ------    -------
  Property and equipment, net...............................  $2,736    $10,551
                                                              ======    =======


     Accumulated amortization related to leased equipment was $38,000 and $178,000 at December 31, 1998 and 1999, respectively. Accumulated amortization was $262,000 at June 30, 2000. There were no significant asset disposals during the years ended December 31, 1997, 1998 or 1999 or during the six months ended June 30, 2000 or 1999.

6. ACCRUED LIABILITIES

     Accrued liabilities are comprised of:

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
Accrued compensation and related expenses...................  $  579    $1,184
Accrued accounts payable expenses...........................     620     1,597
Accrued hosting expense.....................................      --        --
Accrued Other...............................................      --     1,016
                                                              ------    ------
  Total accrued liabilities.................................  $1,199    $3,797
                                                              ======    ======

7. NOTES PAYABLE

     Notes payable are summarized as follows:

                                                              AT DECEMBER 31,
                                                              ---------------
                                                              1998     1999
                                                              ----    -------
Notes payable to bank (a)...................................  $708    $   458
Notes payable to bank (b)...................................    --      2,000
Notes payable to third party (c)............................    --      5,113
Notes payable associated with acquired distribution and
  programming rights (d)....................................    --      7,244
Note payable to third party (e).............................    --      1,538
Other notes payable.........................................    83        770
                                                              ----    -------
                                                               791     17,123
Less current installments...................................   290      5,921
                                                              ----    -------
                                                              $501    $11,202
                                                              ====    =======

-------------------------

(a) Notes payable to bank represents an equipment financing loan that is secured by furniture, fixtures and equipment. Terms of the loan calls for monthly payments over 36 months commencing November 23, 1998. The note bears interest at 0.75% over the prime rate as quoted by the bank

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

    (8.50% at December 31, 1999). The agreement also requires the Company to be in compliance with certain financial covenants. The Company was in compliance with its covenants as of December 31, 1999.

(b) Notes payable to bank represents an equipment financing loan that is secured by furniture, fixtures and equipment. Terms of the loan calls for monthly payments over 48 months commencing August 31, 1999. The note bears interest at 0.75% over the prime rate as quoted by the bank (8.50% at December 31, 1999). The agreement also requires the Company to be in compliance with certain financial covenants. The Company was in compliance with its covenants as of December 31, 1999.

(c) Notes payable to third party represents subordinated debt agreements, due in 36 monthly installments over the terms of the agreements. In connection with these agreements, warrants were issued for the purchase of 215,384 shares of Series C Preferred Stock at an exercise price of $3.25, which were automatically converted into warrants to purchase, on a one to one basis, shares of common stock. The fair value of these warrants of $552,486 was calculated using the Noreen-Wolfson and has been treated as a loan commitment fee and was amortized over the term of the six month draw-down period as no further services are requested to earn the warrants, and they are fully vested.

(d) Obligations under acquired programming and distribution rights pertain to licensing fees paid for rights to certain sporting events and rights to distribute our content. Acquired rights obligations are payable in quarterly payments over the terms of the agreements ranging from two to three years. (See Note 3)

(e) Note payable to third party represents debt related to software licensing fees which are payable in quarterly installments over the term of the two year agreement.

     Future minimum annual principal payments at December 31, 1999, are as follows (in thousands):

2000.....................................    $ 5,921
2001.....................................      5,764
2002.....................................      4,910
2003.....................................        528
2004.....................................         --
Thereafter...............................         --
                                             -------
                                             $17,123
                                             =======

8. COMMITMENTS

     Quokka leases office facilities and equipment under noncancelable operating leases. Rental expense under these operating leases for the years ended 1997, 1998 and 1999 was approximately $150,000, $233,000 and $1,600,000, respectively.
Rental expense under these operating leases for the six months ended June 30, 2000 was approximately $2,594,000. Additionally, Quokka leases certain office equipment under capital lease agreements. These leases are due in monthly installments at various dates through

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

2004. Minimum future payments under capital and operating lease agreements for the years ended December 31, are as follows (in thousands):

                                                                CAPITAL    OPERATING
                                                                LEASES      LEASES
                                                                -------    ---------
2000........................................................     $154       $ 4,824
2001........................................................      108         5,173
2002........................................................      108         4,300
2002........................................................      104         4,374
2004........................................................       16         4,427
Thereafter..................................................       --        17,598
                                                                 ----       -------
                                                                 $490       $40,696
                                                                            =======
Less amount representing interest...........................       79
                                                                 ----
Present value of minimum lease payments under capital
  lease.....................................................      411
Less current portion........................................      120
                                                                 ----
  Non-current portion.......................................     $291
                                                                 ====

9. INCOME TAXES

     The provision for income taxes are summarized as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1997       1998        1999
                                                       -------    -------    --------
Current tax expense
  Federal............................................
  State..............................................  $     1    $     1    $      1
  Foreign............................................       --         12          36
Deferred tax expense
  Federal............................................   (1,439)    (2,846)    (19,621)
  State..............................................     (128)      (486)     (1,891)
Valuation allowance..................................    1,567      3,332      21,512
                                                       -------    -------    --------
Net tax provision....................................  $     1    $    13    $     37
                                                       -------    -------    --------

     The change in the valuation allowance was $21,380,705 during the year ended December 31, 1999 and $3,332,030 during the year ended December 31, 1998. Tax expenses, which were insignificant, were recorded in general and administrative expenses. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely that not the Company will realize the benefits of these deductible differences. However given the uncertainty, a full valuation allowance has been provided for the total net deferred tax assets at December 31, 1999.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     The primary components of the net deferred tax asset are:

                                                              AT DECEMBER 31,
                                                       ------------------------------
                                                        1997       1998        1999
                                                       -------    -------    --------
Net operating loss carryforward......................  $ 1,527    $ 4,671    $ 22,681
Capitalized research and experimentation costs.......       --         --         219
Tax credits..........................................       --         --         430
Deferred revenue.....................................       --         --       1,499
Other................................................       40        228       1,582
                                                       -------    -------    --------
          Total deferred tax asset...................    1,567      4,899      26,411
Valuation allowance..................................   (1,567)    (4,899)    (26,411)
                                                       -------    -------    --------
                                                       $    --    $    --    $     --
                                                       =======    =======    ========

     As of December 31, 1999, the Company has net operating loss carryforwards of $65,592,519 for federal tax purposes expiring in 2011 through 2019, and $35,007,274 for California income tax purposes which expire in 2003 through 2004. The Company has research and development credit carryforwards of $350,573 for federal purposes and $198,315 for state purposes. The credits expire in 2019. The issuance of class A preferred stock in December, 1997, resulted in a change of ownership under Section 382 of the Internal Revenue Code. As a result of the change, approximately $3.8 million in federal losses and $1.8 million in California losses are subject to an annual limitation of $254,319. In addition, due to changes in the Company's ownership after 1997, the amount of net operating losses and research and development credits available to offset future federal income tax liabilities may be limited. The amount of such limitation, if any, has not been determined. The losses incurred while operating as Ozware Developments Unit Trust in Australia are not available for future utilization, therefore, no deferred income taxes were recorded in the financial statements.

     The effective income tax rate differs from the federal statutory income tax rate of 34% primarily as a result of state income taxes and the change in the valuation allowance. The difference between Quokka's effective income tax rate and the Federal statutory rate is reconciled below:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1997       1998        1999
                                                       -------    -------    --------
Provision at Federal Rate............................  $(1,702)   $(3,243)   $(19,340)
State tax, net of Federal benefit....................     (291)      (556)     (1,914)
Change in valuation allowance........................    1,567      3,332      21,512
Other................................................      427        480        (221)
                                                       -------    -------    --------
Net tax provision....................................  $     1    $    13    $     37
                                                       -------    -------    --------

10. STOCKHOLDERS' EQUITY

PREFERRED STOCK

     In July 1999 and upon completion of the Company's initial public offering, all 28,552,264 shares of Series A, B, C &D preferred stock were automatically converted on a one to one basis into common stock of the Company.

COMMON STOCK

     On July 28, 1999, Quokka issued 5,000,000 shares of its common stock at an initial public offering price of $12.00 per share. The net proceeds to Quokka from that offering were approximately $54.5 million after deducting the underwriters' discount and offering expenses. Concurrent with the IPO, warrants were

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES
exercised to purchase 452,048 shares of common stock at prices ranging from $0.50 to $3.25 per share, resulting in additional capital proceeds to the Company totaling $486,000. In addition, upon completion of the IPO, each outstanding share of the Company's convertible preferred stock was automatically converted into one share of common stock and outstanding warrants to purchase 3,115,336 shares of preferred stock were automatically converted into warrants to purchase 3,113,252 shares of common stock (after consideration of net exercises).

WARRANTS

     Outstanding warrants to purchase 3,115,336 shares of preferred and common stock were automatically converted into warrants to purchase 3,113,252 shares of common stock (after consideration of net exercises). Concurrent with the IPO, warrants were exercised to purchase 452,048 share of common stock, resulting in additional capital proceeds to the Company of $486,000.

     At December 31, 1998 and 1999, the Company had 508,848 and 2,693,288 of stock purchase warrants outstanding, respectively. These warrants were issued in connection with private placements and other means of financing. The holders of these warrants are entitled to receive one share of common stock of the Company for one warrant exercised. The warrants have exercise prices ranging from $3.25 to $42.26 and expire ten years from the date of grant.

     The estimated fair value of the above warrants have been determined based on the Noreen-Wolfson fair value model with a volatility of 70%.

ISSUANCE OF STOCK OPTIONS TO NON-EMPLOYEES FOR SERVICES

     The Company has recorded $62,000, $853,000 and $3,208,000 of compensation expense in 1997, 1998 and 1999 respectively, relating to stock options issued to non-employees for services rendered during those years.

11. STOCK OPTIONS

     Pursuant to the Quokka Sports, Inc. 1997 Equity Incentive Plan ("the Plan"), employees, directors and consultants of Quokka may be granted options to purchase shares of common stock. At December 31, 1999, 13,350,000 shares of common stock were reserved for issuance pursuant to the Plan. Incentive Stock Options are granted to the extent permissible under IRS rules and generally vest over a four-year term.

     Concurrent with the IPO, the Company initiated the 1999 Non-Employee Directors' Stock Option Plan. All non-employee directors as of the IPO date received grants of 25,000 shares pursuant to the terms of the Plan. New non-employee directors automatically receive grants of 25,000 shares upon their appointment to the Board of Directors. Starting June 1, 2000, all non-employee directors will automatically be granted an annual grant of 25,000 shares (or a reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a Non-Employee Director). All options granted under this plan are non-qualified and immediately exercisable with a three-year term.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     A summary of the activity under both Plans together with options granted outside of the Plan is as follows:

                                                         EXERCISE                       WEIGHTED
                                                          PRICE         AGGREGATE       AVERAGE
                                           SHARES       PER SHARE         PRICE      EXERCISE PRICE
                                         ----------   --------------   -----------   --------------
Outstanding at December 31, 1996.......          --         --                  --          --
Granted................................   1,340,000       $0.50        $   670,000       $0.50
Cancelled..............................    (252,000)      $0.50           (126,000)      $0.50
                                         ----------   --------------   -----------       -----
Outstanding at December 31, 1997.......   1,088,000       $0.50            544,000       $0.50
Granted................................   2,760,000   $0.50 - $ 2.60     3,736,200       $1.34
Exercised..............................     (48,799)      $0.50            (24,400)      $0.50
Cancelled..............................    (239,001)  $0.50 - $ 1.50      (176,000)      $0.74
                                         ----------   --------------   -----------       -----
Outstanding at December 31, 1998.......   3,560,200   $0.50 - $ 2.60     4,079,800       $1.12
                                         ----------   --------------   -----------       -----
Granted................................   7,619,500   $3.25 - $17.00    62,270,500       $8.17
Exercised..............................    (557,617)  $0.50 - $ 8.50      (587,900)      $1.05
Cancelled..............................  (1,350,246)  $0.50 - $12.00    (7,690,600)      $5.70
                                         ----------   --------------   -----------       -----
Outstanding at December 31, 1999.......   9,271,837   $0.50 - $17.00   $58,071,800       $6.26
                                         ==========   ==============   ===========       =====

     At December 31, 1999, options to purchase 1,322,830 shares were fully vested.

     The following table summarizes information with respect to stock options outstanding at December 31, 1999:

                           OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
  ----------------------------------------------------------------------    -----------------------------
                       NUMBER       WEIGHTED AVERAGE        WEIGHTED          NUMBER          WEIGHTED
     RANGE OF        OUTSTANDING        REMAINING            AVERAGE        EXERCISABLE       AVERAGE
  EXERCISE PRICES    AT 12/31/99    CONTRACTUAL LIFE     EXERCISE PRICE      12/31/99      EXERCISE PRICE
  ---------------    -----------    -----------------    ---------------    -----------    --------------
  $0.50                 930,965           7.85               $ 0.50            301,453         $0.50
  $0.75 - $1.50       1,136,400           8.58               $ 1.25            235,727         $1.22
  $2.25 - $3.25         781,200           8.97               $ 2.71            137,979         $2.52
  $6.88 - $7.44       2,079,636           9.60               $ 7.02            308,013         $7.00
  $8.00 - $8.50       2,924,536           9.57               $ 8.30             47,007         $8.60
  $9.00 - $9.75         490,300           9.83               $ 9.10             20,751         $9.00
  $10.00 - $12.00       896,300           9.00               $ 9.77            271,900         $6.33
  $12.25 - $17.00        32,500           9.77               $12.55                 --
                      ---------                                              ---------
                      9,271,837                                              1,322,830
                      =========                                              =========

     The following information concerning the Plan is provided in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Quokka accounts for the Plan in accordance with Accounting Principles Board (APB) Opinion No. 25 and related interpretations.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     The fair value of each employee stock option grant has been estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1999 and 1998:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999          1998
                                                              -----------    --------
Risk-free interest rates....................................     5.69%        5.72%
Expected life of options....................................  3.25 years     5 years
Expected dividends..........................................      $0            $0

     The weighted average fair value of options granted in 1999 was $4.04. Stock options issued to consultants were valued utilizing the Black-Scholes option pricing model with a volatility of 71%.

     The following comprises the pro forma information pursuant to the provision of SFAS No. 123:

                                                                DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------    -------    -------
Net loss -- historical...............................  $(56,884)   $(9,538)   $(4,942)
Pro forma............................................  $(64,988)   $(9,694)   $(4,966)
Basic and diluted net loss per share
  Historical.........................................  $  (1.45)   $ (0.99)   $ (0.73)
  Pro forma..........................................  $  (1.65)   $ (1.00)   $ (0.73)

     These pro forma amounts may not be representative of the effects on pro forma net income (loss) for future years as options vest over several years and additional awards are generally made each year.

12. 401(K) PLAN

     On November 5, 1997, Quokka established a 401(k) plan, which took effect on January 1, 1998. Under the plan, eligible employees are permitted to contribute up to 15% of gross compensation, not to exceed the annual 402(g) limitation for any plan year. Discretionary contributions may be made by Quokka. No contributions have been made by Quokka since the adoption of the plan.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

13. SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information and non-cash activities for the years ended 1997, 1998 and 1999 and six month periods ended June 30 are as follows (in thousands):

                                                                                   SIX MONTHS
                                              YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                                              -------------------------    --------------------------
                                              1997     1998      1999         1999           2000
                                              -----    -----    -------    -----------    -----------
                                                                           (UNAUDITED)    (UNAUDITED)
Supplemental disclosure of cash:
  Equipment financed through capital
     lease................................    $120     $ --     $  429       $  331         $    --
                                              ====     ====     ======       ======         =======
  Accounts payable related to purchase of
     property and equipment...............    $ --     $242     $  611       $  572         $   968
                                              ====     ====     ======       ======         =======
  Issuance of Preferred warrants under
     joint development agreement..........    $ 62     $415     $   --       $   --         $    --
                                              ====     ====     ======       ======         =======
  Issuance of Preferred warrants for
     subordinated debt....................    $ --     $ --     $  572       $  421         $    --
                                              ====     ====     ======       ======         =======
  Issuance of Preferred warrants for
     programming and distribution
     rights...............................    $ --     $ --     $6,104       $6,104         $    --
                                              ====     ====     ======       ======         =======
  Issuance of Preferred warrants as
     compensation for services rendered...    $ --     $ --     $1,154       $1,154         $    --
                                              ====     ====     ======       ======         =======
  Notes payable related to purchase of
     programming and distribution
     rights...............................    $ --     $ --     $7,644       $8,251         $    --
                                              ====     ====     ======       ======         =======
  Notes payable related to purchase of
     property and equipment...............    $ --     $ --     $2,293       $2,293         $    --
                                              ====     ====     ======       ======         =======
  Equity issued in a business
     acquisition..........................    $ --     $ --     $   --       $   --         $22,389
                                              ====     ====     ======       ======         =======
  Stock options issued as compensation for
     services rendered....................    $ --     $ 35     $  355       $   48         $ 2,222
                                              ====     ====     ======       ======         =======
  Amortization of NBC content.............    $ --     $ --     $1,936       $  645         $ 1,291
                                              ====     ====     ======       ======         =======

14. SUBSEQUENT EVENTS

     On March 1, 2000, the Company entered into a definitive agreement to acquire ZoneNetwork.com, Inc., a privately-held company that produces and owns a leading mountain sports Internet property, Mountainzone.com and its sister web site SkiResorts.com. The acquisition will extend the reach of the Quokka Sports Network further into the action sports community. The all stock purchase transaction is valued at $25 million and closed on March 31, 2000.

15. SUBSEQUENT EVENTS (UNAUDITED)

     On June 7, 2000, the Company signed a definitive agreement to acquire a controlling interest in Golf.com, LLC, a privately-held company that is in the business of developing, marketing and distributing a golf related electronic on-line service to be accessed via the Internet. The acquisition will extend the reach of the Quokka Sports Network into the mainstream sports community. Quokka will issue approximately 3.9 million shares of common stock in exchange for 71% of the ownership interest. This transaction is expected to close by the end of September 2000, subject to various conditions including shareholder approval.

                      QUOKKA SPORTS, INC. AND SUBSIDIARIES

     On July 20, 2000, the Company signed a definitive agreement to acquire Total Sports, Inc., an event-centered, online sports media company. The acquisition will further extend the reach of the Quokka Sports Network into the sports community. Quokka will issue approximately 15 million shares of common stock and the transaction is expected to close by the end of November 2000, subject to various conditions.

     For the second quarter of 2000, Quokka was in default of debt covenants relating to a $2 million equipment financing loan with Silicon Valley Bank ("SVB"). On August 11, 2000, Quokka obtained a waiver of the default from SVB through August 31, 2000.


     On August 22, 2000, the Company signed a warrant issuance agreement whereby we issued 10 million warrants to NBC for cash consideration of $500,000 and NBC's continued relationship with the Company. These warrants are exercisable at prices ranging from $8.89 to $20.00 through 2003. The estimated fair value of the warrants of $23.2 million has been determined based on the Noreen-Wolfson fair value model with a volatility of 65% and risk free interest rate of 6.10% and will be reported as a component of stockholder's equity. The warrant will be amortized ratably over its term, which expires on December 31, 2004.



     On September 15, 2000, the Company completed a private placement of $77.4 million, before fees and expenses, of 7% convertible subordinated promissory notes ("notes") and warrants. The five-year convertible notes carry a 7% interest rate per annum, payable quarterly in cash or in kind at the Company's option. A noteholder may elect to convert its notes into common stock at an initial conversion price of $5.42, at any time prior to maturity or earlier redemption. The conversion price is subject to downward adjustment under certain circumstances. The investors also received warrants to purchase 2,805,750 shares. The warrants have an exercise price of $8.00 and are exercisable for five years. The Company has the ability to force the exercise of half of the warrants under certain circumstances. Applicable accounting rules require that the gross proceeds be allocated among the notes, the beneficial conversion feature of the notes and the warrants. As a result of that allocation, the subordinated notes will initially be recorded on our balance sheet at a discounted value of approximately $69.9 million. The $7.5 million discount resulting from the issuance of warrants will be amortized to interest expense over the five-year term of the notes. The $28.5 million discount resulting from the beneficial conversion will be recognized immediately as a charge to interest expense since the notes can be converted on day one at the holder's option. If the notes are converted prior to the end of their term, the unamortized portion of the discount resulting from the issuance of the warrants and debt issuance costs will be reclassified to equity and treated as a stock issue cost. Lastly, if certain events occur, including a merger of greater than 50% of the Company's stock, the holders can force the redemption of the notes and warrants.

                                GOLF.COM, L.L.C.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-24
Balance Sheets..............................................  F-25
Statements of Operations....................................  F-26
Statements of Members' Equity...............................  F-27
Statements of Cash Flows....................................  F-28
Notes to Financial Statements...............................  F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board Members of
Golf.com, L.L.C.

     In our opinion, the accompanying balance sheets and the related statements of operations, of members' equity and of cash flows present fairly, in all material respects, the financial position of Golf.com, L.L.C. at December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered significant operating losses, has an accumulated deficit of $4.8 million at June 30, 2000, and a working capital deficiency which raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

San Jose, California
June 22, 2000, except for the going
concern discussion in Note 1,
which is as of August 11, 2000

                                GOLF.COM, L.L.C.

                                 BALANCE SHEETS

                                                                DECEMBER 31,
                                                          -------------------------    JUNE 30,
                                                             1998          1999          2000
                                                          -----------   -----------   -----------
                                                          (UNAUDITED)                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................  $    35,648   $   728,315   $   799,566
  Accounts receivable, net..............................      206,799       238,831       706,156
  Other receivable......................................           --         5,000        41,500
  Due from related party................................        2,454            --        75,432
                                                          -----------   -----------   -----------
     Total current assets...............................      244,901       972,146     1,622,654
Property and equipment, net.............................        5,771         2,479         2,354
Intangible assets.......................................       52,543         8,902         6,000
                                                          -----------   -----------   -----------
     Total assets.......................................  $   303,215   $   983,527   $ 1,631,008
                                                          ===========   ===========   ===========
LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Notes payable, current................................  $   100,000   $        --   $        --
  Accounts payable......................................       85,670            --            --
  Interest payable......................................        5,360            --            --
  Accrued liabilities...................................           --        41,878        56,245
  Due to related party..................................           --       170,373            --
  Deferred revenue......................................        2,913        80,625       457,883
                                                          -----------   -----------   -----------
     Total current liabilities..........................      193,943       292,876       514,128
                                                          -----------   -----------   -----------
Members' equity:
  Contributed capital...................................    3,114,658     4,426,257     5,540,314
  Warrants..............................................      129,000       404,000       404,000
  Accumulated deficit...................................   (3,134,386)   (4,139,606)   (4,827,434)
                                                          -----------   -----------   -----------
     Total members' equity..............................      109,272       690,651     1,116,880
                                                          -----------   -----------   -----------
     Total liabilities and members' equity..............  $   303,215   $   983,527   $ 1,631,008
                                                          ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

                                GOLF.COM, L.L.C.

                            STATEMENTS OF OPERATIONS

                                     YEARS ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                             -----------------------------------------    --------------------------
                                1997           1998           1999           1999           2000
                             -----------    -----------    -----------    -----------    -----------
                             (UNAUDITED)    (UNAUDITED)                   (UNAUDITED)    (UNAUDITED)
NET REVENUES:
  Advertising and other....  $  430,765     $   626,307    $   880,232     $ 307,582     $  793,355
  E-commerce...............      43,860         264,256        473,818       265,388        157,993
                             ----------     -----------    -----------     ---------     ----------
     Total net revenues....     474,625         890,563      1,354,050       572,970        951,348
                             ==========     ===========    ===========     =========     ==========
COST OF NET REVENUES:
  Advertising and other....      14,759         344,888        134,311        56,130        211,774
  E-commerce...............      38,933         235,625        476,381       246,643        127,170
                             ----------     -----------    -----------     ---------     ----------
     Total cost of
       revenues............      53,692         580,513        610,692       302,773        338,944
                             ==========     ===========    ===========     =========     ==========
OPERATING EXPENSES:
  Operating expenses.......   1,338,025       1,296,006      1,708,619       610,996      1,318,623
  Depreciation and
     amortization..........      52,471          55,614         13,704         6,852          3,027
  Loss on
     disposal/impairment of
     assets................          --          44,703         33,229            --             --
                             ----------     -----------    -----------     ---------     ----------
     Total operating
       expenses............   1,390,496       1,396,323      1,755,552       617,848      1,321,650
                             ==========     ===========    ===========     =========     ==========
     Loss from
       operations..........    (969,563)     (1,086,273)    (1,012,194)     (347,651)      (709,246)
  Interest income..........      33,892             195          8,443           787         21,406
  Interest expense.........          --          (8,360)        (1,469)       (1,469)            --
  Other income, net........         116              --             --            --             12
                             ----------     -----------    -----------     ---------     ----------
     Net loss..............  $ (935,555)    $(1,094,438)   $(1,005,220)    $(348,333)    $ (687,828)
                             ==========     ===========    ===========     =========     ==========

The accompanying notes are an integral part of these financial statements.

                                GOLF.COM, L.L.C.

                         STATEMENTS OF MEMBERS' EQUITY

                                   CONTRIBUTED CAPITAL                                  TOTAL
                                   -------------------                ACCUMULATED     MEMBERS'
                                   UNITS      AMOUNT      WARRANTS      DEFICIT        EQUITY
                                   -----    ----------    --------    -----------    -----------
Balance at January 1, 1997
  (unaudited)....................   121     $2,214,709    $     --    $(1,104,393)   $ 1,110,316
  Issue of warrants
     (unaudited).................    --             --     129,000             --        129,000
  Net loss (unaudited)...........    --             --          --       (935,555)      (935,555)
                                    ---     ----------    --------    -----------    -----------
Balance at December 31, 1997
  (unaudited)....................   121      2,214,709     129,000     (2,039,948)       303,761
  Expenses paid by principal
     shareholder (unaudited).....    --        649,949          --             --        649,949
  Sale of units (unaudited)......    41        250,000          --             --        250,000
  Net loss (unaudited)...........    --             --          --     (1,094,438)    (1,094,438)
                                    ---     ----------    --------    -----------    -----------
Balance at December 31, 1998
  (unaudited)....................   162      3,114,658     129,000     (3,134,386)       109,272
  Issue of warrants..............    --             --     275,000             --        275,000
  Expenses paid by principal
     shareholder.................    --      1,311,599          --             --      1,311,599
  Net loss.......................    --             --          --     (1,005,220)    (1,005,220)
                                    ---     ----------    --------    -----------    -----------
Balance at December 31, 1999.....   162      4,426,257     404,000     (4,139,606)       690,651
  Expenses paid by principal
     shareholder (unaudited).....    --      1,064,057          --             --      1,064,057
  Exercise of warrant
     (unaudited).................     2         50,000          --             --         50,000
  Net loss (unaudited)...........    --             --          --       (687,828)      (687,828)
                                    ---     ----------    --------    -----------    -----------
Balance at June 30, 2000
  (unaudited)....................   164     $5,540,314    $404,000    $(4,827,434)   $ 1,116,880
                                    ---     ----------    --------    -----------    -----------

The accompanying notes are an integral part of these financial statements.

                                GOLF.COM, L.L.C.

                            STATEMENTS OF CASH FLOWS

                                             YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                      ---------------------------------------   --------------------------
                                         1997          1998          1999          1999           2000
                                      -----------   -----------   -----------   -----------   ------------
                                      (UNAUDITED)   (UNAUDITED)                 (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net loss............................   $(935,555)   $(1,094,438)  $(1,005,220)   $(348,333)    $ (687,828)
Adjustments to reconcile net loss to
  net cash provided by (used in)
  operating activities:
  Provision for doubtful accounts
     and returns....................          --             --        25,130           --          1,057
  Loss on disposal/impairment of
     assets.........................          --         44,703        33,229           --             --
  Depreciation and amortization.....      52,471         55,614        13,704        6,852          3,027
  Expenses paid by principal
     shareholder....................          --        649,949     1,311,599      551,227      1,064,057
  Issue of warrants.................     129,000             --       275,000           --             --
  Changes in current assets and
     liabilities:
  Accounts receivable...............    (107,328)         3,203       (57,162)    (170,068)      (468,382)
  Other receivable..................          --             --        (5,000)          --        (36,500)
  Accounts payable..................      48,383         14,545       (85,670)     (85,670)            --
  Interest payable..................          --          5,360        (5,360)      (5,360)            --
  Due (to) from related party.......          --         (2,454)      172,827       24,906       (245,805)
  Accrued liabilities...............          --             --        41,878        7,046         14,367
  Deferred revenue..................          --          2,913        77,712      151,283        377,258
                                       ---------    -----------   -----------    ---------     ----------
       Net cash provided by (used
          in) operating
          activities................    (813,029)      (320,605)      792,667      131,883         21,251
                                       ---------    -----------   -----------    ---------     ----------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Proceeds from disposal of
     assets.........................          --         (5,000)           --           --             --
  Purchase of property and
     equipment......................     (71,780)            --            --           --             --
                                       ---------    -----------   -----------    ---------     ----------
       Net cash (used in) investing
          activities................     (71,780)        (5,000)           --           --             --
                                       ---------    -----------   -----------    ---------     ----------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from issuance of member
     units..........................          --        250,000            --           --             --
  Proceeds from the exercise of
     warrant........................          --             --            --           --         50,000
  Proceeds from (repayment of) note
     payable........................          --        100,000      (100,000)    (100,000)            --
                                       ---------    -----------   -----------    ---------     ----------
       Net cash provided by (used
          in) financing
          activities................          --        350,000      (100,000)    (100,000)        50,000
                                       ---------    -----------   -----------    ---------     ----------
Net increase (decrease) in cash and
  cash equivalents..................    (884,809)        24,395       692,667       31,883         71,251
Cash and cash equivalents at
  beginning of period...............     896,062         11,253        35,648       35,648        728,315
                                       ---------    -----------   -----------    ---------     ----------
Cash and cash equivalents at end of
  period............................   $  11,253    $    35,648   $   728,315    $  67,531     $  799,566
                                       ---------    -----------   -----------    ---------     ----------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest............   $      --    $     3,000   $     6,829    $      --     $       --
                                       ---------    -----------   -----------    ---------     ----------

The accompanying notes are an integral part of these financial statements.

                                GOLF.COM, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS

     Golf.com, L.L.C. (the "Company" or "Golf"), a Delaware limited liability company was formed on June 6, 1996 between GolfData Corporation ("GolfData") and NBC Multimedia, Inc. ("NBC"). GolfData contributed to the Company certain assets and liabilities and NBC contributed a license agreement to use various NBC materials, including the use of the NBC trademark and promotional activities.

     On August 9, 1996, the New York Times Company Magazine Group, Inc. ("NYTMAG") and Media One Interactive Services, Inc. ("Media One") became parties of the Company. NYTMAG contributed a license agreement to use any and all of Golf Digest and Golf World magazines and other content on the site and Media One contributed $1,620,000.

     Both the NBC and NYTMAG license agreements have a three-year term and automatically renew for successive three-year terms unless terminated by providing 90 days notice of the intent not to renew. On January 12, 1999, Golf and NYTMAG terminated their license agreement. As a result of the termination, all NYTMAG materials and trademarks were removed from the web site and in return NYTMAG paid Golf $130,548. NYTMAG retained its ownership interest in Golf.

     On July 29, 1998, Total Sports Inc. ("Total Sports") contributed $250,000 and entered into a services agreement in return for an ownership interest in the Company. Under the services agreement, Golf outsourced the hosting, operation and management of its web site to Total Sports. In addition, it assigned its rights to acquire content under various license agreements to Total Sports. Total Sports operates and maintains the web site at its own expense, however, these expenses have been recorded in the Golf financial statements as an expense of the Company with an offsetting increase in contributed capital.

     In January 1999, Golf entered into an advertising sales representation agreement with Total Sports, Inc. Under the terms of the agreement Golf appointed Total Sports as its exclusive advertising sales representative to sell all on-line advertising and sponsorship. In consideration for this appointment, Total Sports paid Golf $25,000 on January 1, 2000 and will pay such amount each January 1 thereafter until the agreement is terminated. In consideration for Total Sports providing this service, commencing April 1, 1999 Golf is obligated to pay a fee equal to 20% of the net advertising revenues collected. Both the services and advertising sales agreements shall terminate on June 15, 2003 unless terminated at an earlier date.

     The Company is in the business of developing, marketing and distributing a golf related electronic on-line service to be accessed via the World Wide Web portion of the Internet. The Company's existence shall continue from June 1996 until the earlier of December 31, 2035 or the Company's dissolution. Upon dissolution, the Company will wind up its affairs, distribute its assets and file a certificate of cancellation to cancel the Certificate of Formation according to Article 19 of the operating agreement. Assets will be distributed first to creditors, then to the establishment of any reserves for any contingent or unforeseen liabilities or obligations and finally to the holders of the units in proportion to their capital accounts.

     Net income or loss for each fiscal year will be allocated to the holders of units, except for Total Sports, in proportion to their holdings of units on the date chosen by the Board of Managers as the determination date for such allocation. The allocation of net income or loss to Total Sports is equal to a predetermined fraction, provided that Total Sports has achieved certain measurements including page views and operating revenues, as stated in Article 13 of the operating agreement.

                                GOLF.COM, L.L.C.

GOING CONCERN DISCUSSION

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of June 30, 2000, the Company had approximately $799,566 in cash and cash equivalents. As shown in the financial statements, the Company has relied upon the financial support of Total Sports to fund working capital requirements in the past. As of June 23, 2000, there is doubt of Total Sports' ability to continue as a going concern.

     This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents

ACCOUNTS RECEIVABLE

     The accounts receivable balances at December 31, 1999 and June 30, 2000 are recorded net of an allowance for doubtful accounts of $25,130 and $26,187 (unaudited) respectively.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Fixed assets are depreciated on a straight-line basis over the estimated useful life of three years. Property and equipment purchased under capital leases are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term.

     Maintenance and repairs, which neither materially add to the value of the property nor prolong its life, are charged to expense as incurred. Gains or losses on dispositions of capital assets are included in income in the year of disposition (see Note 2).

REVENUE RECOGNITION

     The Company earns its advertising revenue from the sale of web site advertisements on short-term contracts. Advertising revenue is recognized ratably over the period in which the advertisement is displayed. Deferred revenue results from billings in excess of recognized revenue. Prior to 1999, the Company recognized revenue on a gross basis since it was directly responsible for the sales effort. After signing the advertising sales agreement in 1999, revenue was recognized at 80% of gross sales revenue, since Total Sports assumed the primary risks and acted as the principal in the related transactions.

     The Company earns its e-commerce revenue from the sale of sports equipment, apparel and memorabilia through its online retail store. E-commerce revenues are recognized from product sales, net of estimated sales returns, when the products are shipped to customers. Gross outbound standard shipping and handling charges are included in net sales. The Company provides an allowance for sales returns, which is based on historical experience. For all product sales transactions with its customers, the Company acts as a principal, takes title to all products sold upon shipment, bears credit risk, and bears inventory risk of loss for returned products that are not eligible to be returned to suppliers.

                                GOLF.COM, L.L.C.

CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Advertising and e-commerce sales to customers located predominantly in the U.S. comprise substantially all of the Company's revenue. Payments made by e-commerce customers are settled through customer credit cards and, as a result, collection is made upon processing of the credit card transactions. For the six months ended June 30, 1999 and 2000, no one customer represented more than 10% of the Company's total revenue. For the year ended December 31, 1999, one customer and a related party, NBC, accounted for 15% of total revenues of Golf. At December 31, 1999, there were no receivables from this customer. For the year ended December 31, 1998, one customer, Golf Digest, accounted for 57.6% of total revenues. At December 31, 1998, there were no receivables from this customer. No one customer represented more than 10% of the Company's total revenue for the year ended 1997. The 1997, 1998 and six months ended June 30, 1999 and 2000 information presented is unaudited.

PRODUCT AND WEB SITE DEVELOPMENT COSTS

     Product development costs include expenses incurred by the Company to develop and enhance the Company's web site. Product development costs are expensed as incurred. The Company recognizes web site development costs in accordance with the Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." As such, the Company expenses all costs incurred in the planning and post implementation phases of development. The Company also expenses costs associated with the insignificant modifications to the existing site and the development of web site content as incurred.

ADVERTISING COSTS

     The Company expenses advertising costs as incurred. Advertising costs for the six months ended June 30, 2000 was $157,343 (unaudited). There are no advertising costs for the year ended December 31, 1999. Advertising costs for the years ended December 31, 1998 and 1997 were $18,661 (unaudited) and $11,021 (unaudited), respectively.

USE OF ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically evaluates its long-lived assets for financial impairment and continues to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of such assets against the estimated undiscounted future cash flows associated with these assets. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the carrying value of the assets are reduced to their fair values. In 1999, an impairment loss was recognized (see Note 2).

                                GOLF.COM, L.L.C.

COMPREHENSIVE INCOME

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," effective January 1, 1998. This Statement requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. This Statement had no impact on the Company and, accordingly, no separate statement of comprehensive income has been presented.

SEGMENT INFORMATION

     The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 31, 1997. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. Management uses one measurement of profitability and does not desegregate its business for internal reporting.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 are unaudited but have been prepared in accordance with generally accepted accounting principles for interim financial statements and the rules of the Securities and Exchange Commission and do not include all disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. The Statement, which is effective for the Company in 2000, requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The Company is assessing the requirements of SFAS No. 133 and the effects, if any, on the Company's financial position, results of operations and cash flows.

     In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137 ("SFAS No. 137"), "Accounting with Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until the first fiscal quarter ending June 30, 2000. The Company will adopt SFAS No. 133 in its quarter ending June 30, 2000. The Company has not engaged in hedging activities or invested in derivative instruments.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the SEC's views in applying generally accepted accounting principles ("GAAP") to revenue

                                GOLF.COM, L.L.C.

recognition in financial statements. The adoption of SAB No. 101 did not have a material effect on the Company's financial statements.

     In April 2000, FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" ("FIN No. 44") was issued. FIN No. 44 clarifies the application of APB No. 25 for only certain issues. Among other issues, FIN No. 44 clarifies the definition of employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of certain of the conclusions of FIN No. 44 covering events occurring during the period after December 15, 1998 or January 12, 2000 did not have a material impact on the Company's financial position and results of operations. The Company does not expect that the adoption of the remaining conclusions will have a material effect on the financial statements.

2. NON-RECURRING CHARGES

     In 1999, the Company determined that its license to use the GMAP photography program was other than temporarily impaired and as such wrote off the balance in the amount of $33,229.

     In 1998, the Company disposed of certain fixed assets in connection with the closing of the Arlington, Virginia office. Upon the sale of the fixed assets, the Company recognized a loss on the disposal in the amount of $44,703 (unaudited).

3. INCOME TAXES

     No provision for federal and state income taxes was recorded from inception through December 31, 1999 as the Company has elected to be taxed as a partnership. Therefore, the federal and state tax effects of the Company's results of operations are recorded by the Members in their respective income tax returns.

4. NOTES PAYABLE

     In 1998, the Company had a promissory note from NBC in the amount of $100,000 for the purpose of a general loan. The interest rate of the note was 2% over the prime rate and was payable on March 1, 1999. The amount was repaid in 1999.

5. MEMBERS' EQUITY

     Each member shall be entitled to one vote for each unit held. The number of units held at December 31, 1999 are as follows:

NBC               48.0 units  29.6%
GolfData          48.5 units  29.9%
Media One         19.5 units  12.1%
NYTMAG             5.0 units   3.1%
Total Sports      41.0 units  25.3%

     NBC and GolfData are entitled to designate two of the six individuals to the Board of Managers and Media One and Total Sports are entitled to designate one individual. Additionally, NYTMAG is entitled to designate one observer to the Board of Managers who has no voting rights. However, if NYTMAG

                                GOLF.COM, L.L.C.

exercises its option to purchase additional units, NYTMAG shall be entitled to designate a seventh individual to the Board of Managers.

WARRANTS

     On September 16, 1996, Golf granted Otto Candies L.L.C., an unrelated entity, a fully vested and exercisable warrant to purchase two membership units at a price of $25,000 per unit. The warrant had a three year exercise term. The fair value of this warrant was determined to be $129,000 calculated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate 5.0%, volatility 70%, a dividend yield of zero and a unit price of $83,075, which is based upon the price per unit paid by Media One just one month earlier. This warrant expired unexercised.

     On September 27, 1999, a new fully vested and exercisable warrant was granted to Otto Candies L.L.C. with an exercise period of two years. The fair value of this warrant was $275,000 determined using the Black-Scholes model with the following assumptions: risk-free interest rate 6.1%, volatility 70%, a dividend yield of zero and a unit price of $159,000, which is based upon the ramp between the Media One valuation and the value of the Company established by Quokka (see Note 6).

6. SUBSEQUENT EVENTS

     On May 30, 2000, Otto Candies L.L.C. exercised their warrant to purchase two membership units of Golf for an aggregate price of $50,000, as provided in the membership units purchase warrant agreement (see Note 5).

     On June 7, 2000, Quokka Sports, Inc. ("Quokka") signed a definitive agreement to acquire a controlling interest in the Company. Quokka will issue approximately 3.9 million shares of common stock in exchange for 71% of the ownership interest. NBC will retain its 29% ownership of the Company. The transaction is subject to approval by Quokka's stockholders.

                       TOTAL SPORTS INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF TOTAL SPORTS INC.:
Independent Auditors' Report................................  F-36
Consolidated Balance Sheets as of December 31, 1998 and 1999
  (As Restated), and June 30, 2000 (unaudited)..............  F-37
Consolidated Statements of Operations for the period
  February 20, 1997 (date of inception) through December 31,
  1997, and the years ended December 31, 1998 and 1999 (As
  Restated), and the six months ended June 30, 1999 and 2000
  (unaudited)...............................................  F-38
Consolidated Statements of Stockholders' Equity (Deficiency)
  for the period February 20, 1997 (date of inception)
  through December 31, 1997, and the years ended December
  31, 1998 and 1999 (As Restated), and the six months ended
  June 30, 2000 (unaudited).................................  F-39
Consolidated Statements of Cash Flows for the period
  February 20, 1997 (date of inception) through December 31,
  1997, and the years ended December 31, 1998 and 1999 (As
  Restated), and the six months ended June 30, 1999 and 2000
  (unaudited)...............................................  F-41
Notes to Consolidated Financial Statements..................  F-43

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Total Sports Inc.
Raleigh, North Carolina

     We have audited the accompanying consolidated balance sheets of Total Sports Inc. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the period February 20, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999. These financial statements are the responsibility of Total Sports' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Total Sports Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the period February 20, 1997 (date of inception) through December 31, 1997 and the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States of America.

     We have not audited any financial statements of Total Sports for any period subsequent to December 31, 1999. However, as discussed in Note 1 to the financial statements, Total Sports has continued to experience recurring losses from operations and negative cash flows during the three months ended March 31, 2000. These matters raise substantial doubt about Total Sports' ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 19, the accompanying consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
January 24, 2000
(June 23, 2000 as to Note 19 and the going concern discussion in Note 1)

                               TOTAL SPORTS INC.

                          CONSOLIDATED BALANCE SHEETS
                  (UNAUDITED AS TO JUNE 30, 2000 INFORMATION)

                                                              DECEMBER 31,    DECEMBER 31,      JUNE 30,
                                                                  1998            1999            2000
                                                              -------------   -------------   ------------
                                                              (AS RESTATED,   (AS RESTATED,
                                                              SEE NOTE 19)    SEE NOTE 19)
ASSETS
Current Assets:
 Cash and cash equivalents..................................  $    684,777    $ 17,671,279    $  1,860,703
 Accounts receivable (less allowance for doubtful accounts;
   1998 -- $25,000; 1999 -- $36,000; 2000 -- $38,000).......     1,039,755       1,197,013       1,212,540
 Accounts receivable from employees and affiliates (Note
   18)......................................................        13,800         229,878          35,111
 Inventory (less allowance for obsolescence;
   1998 -- $144,000; 1999 -- $536,000; 2000 -- $633,000)....       168,396         294,127         440,824
 Deferred publishing costs (Note 4).........................        97,049         373,859         375,091
 Prepaid assets.............................................       184,465         240,525       2,405,517
 Other current assets.......................................        16,965       1,106,882              --
                                                              ------------    ------------    ------------
       Total current assets.................................     2,205,207      21,113,563       6,329,786
Investment in Affiliate (Note 3)............................                        91,116         152,895
Deferred Publishing Costs (Note 4)..........................       392,688         690,670       1,298,763
Property and Equipment, Net (Notes 3, 5, 7 and 8)...........     1,307,403       3,438,395       5,507,384
Goodwill (less accumulated amortization; 1998 -- $1,262,000;
 1999 -- $3,379,000; 2000 -- $4,464,000) (Note 3)...........     1,425,623       2,636,271       1,298,848
Databases (less accumulated amortization; 1998 -- $113,000;
 1999 -- $206,000; 2000 -- $253,000) (Note 3)...............       541,407         447,921         401,179
Other Assets................................................        66,679          20,491          20,885
                                                              ------------    ------------    ------------
       Total Assets.........................................  $  5,939,007    $ 28,438,427    $ 15,009,740
                                                              ============    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
 Accounts payable...........................................  $    615,804    $  1,279,879    $  4,366,584
 Accrued expenses...........................................     1,373,448       3,427,477       6,289,247
 Accrued expenses -- related parties (Note 18)..............       335,566         129,248       1,133,498
 Deferred revenues..........................................        58,173         511,152         610,924
 Reserve for sales returns..................................       415,733       1,004,835         781,748
 Excess of affiliate losses over cost (Note 3)..............         9,077
 Line of credit (Note 6)....................................     3,083,483
 Current maturities of notes payable (Note 7)...............        42,392          43,241          46,364
 Current maturities of notes payable -- related parties
   (Note 7).................................................                        58,307       3,766,581
 Current maturities of capital lease obligations (Note 8)...        73,972         282,867         562,731
                                                              ------------    ------------    ------------
       Total current liabilities............................     6,007,648       6,737,006      17,557,677
Notes payable, net of current maturities (Note 7)...........       301,111         258,231         242,105
Notes payable -- related parties, net of current maturities
 (Note 7)...................................................                        51,077          37,097
Capital lease Obligations, net of current maturities (Note
 8).........................................................       121,658         268,849       1,434,564
Series A redeemable preferred stock (Notes 10 and 12) $10.00 par value; 125,000 shares authorized, issued and
 outstanding at December 31, 1998 and 1999 and June 30, 2000
 ($1,250,000 aggregate liquidation value at December 31,
 1998 and 1999 and June 30, 2000)...........................     1,342,824       1,536,829       1,633,869
Commitments and Contingencies (Notes 8 and 17)
Stockholders' Equity (Deficiency) (Notes 3, 10, 11 and 12):
 Preferred stock, $.001 par value; 1,925,000 shares
   authorized at December 31, 1998 and 761,903 shares
   authorized at December 31, 1999 and June 30, 2000; no
   shares issued and outstanding at December 31, 1998 and
   1999 and June 30, 2000...................................
   Series B convertible preferred stock, $4.49 par value;
     650,000 shares authorized at December 31, 1998 and
     518,841 shares authorized at December 31, 1999 and June
     30, 2000; 445,263 shares issued and outstanding at
     December 31, 1998 and 1999 and June 30, 2000
     ($2,000,000 aggregate liquidation value at December 31,
     1998 and 1999 and June 30, 2000).......................     1,936,935       1,936,935       1,936,935
   Series C convertible preferred stock, $.001 par value;
     1,500,000 shares authorized at December 31, 1998 and
     1,418,200 shares authorized at December 31, 1999 and
     June 30, 2000; 1,418,200 shares issued and outstanding
     at December 31, 1998 and 1999 and June 30, 2000
     ($10,077,729 aggregate liquidation value at December
     31, 1998 and 1999 and June 30, 2000)...................         1,418           1,418           1,418
   Series C1 convertible preferred stock, $.001 par value;
     800,000 shares authorized at December 31, 1998; 630,756
     shares authorized, issued and outstanding at December
     31, 1999 and June 30, 2000 ($5,985,874 aggregate
     liquidation value at December 31, 1999 and June 30,
     2000)..................................................                           631             631
   Series D convertible preferred stock, $.001 par value;
     2,230,260 shares authorized; 2,140,873 shares issued
     and outstanding at December 31, 1999 and June 30, 2000
     ($71,034,166 aggregate liquidation value at December
     31, 1999 and June 30, 2000)............................                         2,141           2,141
   Series D1 convertible preferred stock, $.001 par value;
     1,003,617 shares authorized; no shares issued and
     outstanding at December 31, 1998 and 1999 and June 30,
     2000...................................................
   Series E convertible preferred stock, $.001 par value;
     811,423 shares authorized, issued and outstanding at
     December 31, 1999 and June 30, 2000 ($26,054,793
     aggregate liquidation value at December 31, 1999 and
     June 30, 2000).........................................                           811             811
   Senior employee preferred stock, $.001 per value;
     3,200,000 shares authorized at June 30, 2000; no shares
     issued and outstanding at June 30, 2000................
   Common stock, $.001 par value; 30,000,000 shares
     authorized at December 31, 1998 and 1999 and June 30,
     2000; 1,755,180 shares issued and outstanding at
     December 31, 1998; 2,882,663 shares issued and
     outstanding at December 31, 1999; 2,891,862 shares
     issued and outstanding June 30, 2000...................         1,755           2,882           2,891
   Additional paid-in capital...............................    12,354,277      68,181,786      56,772,530
   Deficit..................................................   (16,128,619)    (37,955,348)    (64,612,929)
                                                              ------------    ------------    ------------
       Total stockholders' equity (deficiency)..............    (1,834,234)     19,586,435      (5,895,572)
                                                              ------------    ------------    ------------
       Total Liabilities and Stockholders' Equity
       (Deficiency).........................................  $  5,939,007    $ 28,438,427    $ 15,009,740
                                                              ============    ============    ============

See notes to consolidated financial statements.

                               TOTAL SPORTS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

                                                      PERIOD
                                                   FEBRUARY 20,
                                                       1997                                        SIX MONTHS     SIX MONTHS
                                                      THROUGH       YEAR ENDED      YEAR ENDED        ENDED         ENDED
                                                   DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     JUNE 30,       JUNE 30,
                                                       1997            1998            1999           1999           2000
                                                   -------------   -------------   -------------   -----------   ------------
                                                   (AS RESTATED,   (AS RESTATED,   (AS RESTATED,
                                                   SEE NOTE 19)    SEE NOTE 19)    SEE NOTE 19)
Revenues:
  Digital publishing (Note 18)
    (including revenue from non-cash barter
    transactions for the period ended December
    31, 1997 -- $0; December 31,
    1998 -- $572,000; December 31,
    1999 -- $1,210,000; June 30,
    1999 -- $554,000; June 30,
    2000 -- $77,000).............................   $   920,636    $  1,930,330    $  5,396,906    $ 2,626,751   $  4,515,740
  E-Commerce (Note 18)...........................        13,586         435,172       1,355,569        701,111        821,179
                                                    -----------    ------------    ------------    -----------   ------------
         Total revenues..........................       934,222       2,365,502       6,752,475      3,327,862      5,336,919
Cost of Revenues:
  Digital publishing (Note 18)
    (including expenses from non-cash barter
    transactions for the period ended December
    31, 1997 -- $0; December 31,
    1998 -- $572,000; December 31,
    1999 -- $1,210,000; June 30,
    1999 -- $554,000; June 30,
    2000 -- $77,000).............................     1,378,980       3,570,438       8,765,125      3,866,188      7,944,503
  E-Commerce (Note 18)...........................         1,249         331,720       1,191,376        543,291        778,410
                                                    -----------    ------------    ------------    -----------   ------------
      Total cost of revenues.....................     1,380,229       3,902,158       9,956,501      4,409,479      8,722,913
                                                    -----------    ------------    ------------    -----------   ------------
Gross Profit (Loss)..............................      (446,007)     (1,536,656)     (3,204,026)    (1,081,617)    (3,385,994)
Operating Expenses (Notes 15, 16 and 17):
  Product development (Note 18)..................     1,310,516       2,550,459       4,033,226      1,952,733      3,063,061
  Sales and marketing (Note 18)..................       576,738       2,728,502       5,216,987      1,607,060      7,741,396
  General and administrative (Note 18)...........       355,842       1,879,587       3,745,341      1,210,454      4,642,075
  Amortization (Note 3)..........................       321,631         572,250       1,906,449        515,064      1,284,829
                                                    -----------    ------------    ------------    -----------   ------------
         Total operating expenses................     2,564,727       7,730,798      14,902,003      5,285,311     16,731,361
                                                    -----------    ------------    ------------    -----------   ------------
Operating Loss...................................    (3,010,734)     (9,267,454)    (18,106,029)    (6,366,927)   (20,117,355)
Other Income (Expense):
  Minority interest in joint venture losses
    (earnings) (Note 18).........................      (138,341)         41,492
  Equity in earnings (loss) of affiliate (Note
    3)...........................................                       (24,076)        100,193         16,372         61,779
  Interest income................................         5,120          18,332          87,718          5,279        279,657
  Interest expense (Note 12).....................      (100,336)       (507,348)       (638,300)      (161,242)      (224,889)
  Other income...................................                        31,669          31,535                         5,352
                                                    -----------    ------------    ------------    -----------   ------------
      Other income (expense), net................      (233,557)       (439,931)       (418,854)      (139,591)       121,889
                                                    -----------    ------------    ------------    -----------   ------------
Loss from continuing operations..................    (3,244,291)     (9,707,385)    (18,524,883)    (6,506,518)   (19,995,466)
Loss from the operations of discontinued segment
  (Note 2).......................................      (903,148)     (2,129,615)     (3,301,846)    (1,132,686)    (1,242,115)
Loss on disposal of discontinued segment (Note
  2).............................................                                                                  (5,420,000)
                                                    -----------    ------------    ------------    -----------   ------------
Net loss.........................................    (4,147,439)    (11,837,000)    (21,826,729)    (7,639,204)   (26,657,581)
Dividends on preferred stock.....................      (144,180)       (197,645)       (194,005)       (96,905)       (97,040)
                                                    -----------    ------------    ------------    -----------   ------------
Net loss applicable to common stockholders.......   $(4,291,619)   $(12,034,645)   $(22,020,734)   $(7,736,109)  $(26,754,621)
                                                    ===========    ============    ============    ===========   ============
Basic and diluted loss from continuing operations
  per common share (Note 13).....................   $     (2.79)   $      (6.35)   $     (10.52)   $     (3.73)  $     (10.23)
                                                    ===========    ============    ============    ===========   ============
Basic and diluted loss per common share (Note
  13)............................................   $     (3.53)   $      (7.71)   $     (12.38)   $     (4.37)  $     (13.62)
                                                    ===========    ============    ============    ===========   ============

See notes to consolidated financial statements.

                               TOTAL SPORTS INC.

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED AS TO THE SIX MONTHS ENDED JUNE 30, 2000 INFORMATION)

                                                 SERIES B               SERIES C            SERIES C1             SERIES D
                                               CONVERTIBLE            CONVERTIBLE          CONVERTIBLE          CONVERTIBLE
                                             PREFERRED STOCK        PREFERRED STOCK      PREFERRED STOCK      PREFERRED STOCK
                                          ----------------------   ------------------   ------------------   ------------------
                                          NUMBER OF                NUMBER OF            NUMBER OF            NUMBER OF
                                           SHARES       AMOUNT      SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT
                                          ---------   ----------   ---------   ------   ---------   ------   ---------   ------
Balance, February 20, 1997..............              $                        $                     $                   $
 Issuance of shares to founders.........
 Additional equity contributions from
   shareholder..........................
 Issuance of common stock for Sports
   Extra acquisition....................
 Issuance of warrants in connection with
   sale of Series A redeemable preferred
   stock................................
 Advance from stockholder reclassified
   as equity contribution...............
 Issuance of Series B convertible
   preferred stock......................   445,263     1,936,935
 Issuance of common stock for DesigNet
   acquisition..........................
 Accrued dividends on Series A
   redeemable preferred stock...........
 Discount accretion on Series A
   redeemable preferred stock...........
 Net loss (as restated) (Note 19).......
                                           -------    ----------   ---------   ------    -------     ----    ---------   ------
Balance, January 1, 1998 (as restated)
 (Note 19)..............................   445,263     1,936,935
                                           -------    ----------   ---------   ------    -------     ----    ---------   ------
 Issuance of common stock for Total
   College Communications acquisition...
 Exercise of common options.............
 Issuance of common stock...............
 Issuance of Series C convertible
   Preferred stock, net of offering
   costs of $301,758....................                           1,418,200    1,418
 Advance for Series C1 convertible
   Preferred stock......................
 Issuance of Series B cumulative
   warrants.............................
 Issuance of common stock options.......
 Accrued dividends on Series A
   Redeemable preferred stock...........
 Discount accretion on Series A
   Redeemable preferred stock...........
 Net loss (as restated) (Note 19).......
                                           -------    ----------   ---------   ------    -------     ----    ---------   ------
Balance, December 31, 1998 (as restated)
 (Note 19)..............................   445,263     1,936,935   1,418,200    1,418
                                           -------    ----------   ---------   ------    -------     ----    ---------   ------

                                               SERIES E
                                             CONVERTIBLE
                                           PREFERRED STOCK        COMMON STOCK
                                          ------------------   ------------------   STOCK ISSUED    ADDITIONAL
                                          NUMBER OF            NUMBER OF            FOR PREPAID      PAID-IN        RETAINED
                                           SHARES     AMOUNT    SHARES     AMOUNT   ADVERTISING      CAPITAL        DEFICIT
                                          ---------   ------   ---------   ------   ------------   ------------   ------------
Balance, February 20, 1997..............               $                   $        $              $              $
 Issuance of shares to founders.........                         961,291      961
 Additional equity contributions from
   shareholder..........................                                                                648,738
 Issuance of common stock for Sports
   Extra acquisition....................                         290,323      290                       133,258
 Issuance of warrants in connection with
   sale of Series A redeemable preferred
   stock................................                                                                179,000
 Advance from stockholder reclassified
   as equity contribution...............                                                                125,000
 Issuance of Series B convertible
   preferred stock......................
 Issuance of common stock for DesigNet
   acquisition..........................                          33,142       33                        16,538
 Accrued dividends on Series A
   redeemable preferred stock...........                                                                              (127,500)
 Discount accretion on Series A
   redeemable preferred stock...........                                                                               (16,680)
 Net loss (as restated) (Note 19).......                                                                            (4,147,439)
                                           -------     ----    ---------   ------   -----------    ------------   ------------
Balance, January 1, 1998 (as restated)
 (Note 19)..............................                       1,284,756    1,284                     1,102,534     (4,291,619)
                                           -------     ----    ---------   ------   -----------    ------------   ------------
 Issuance of common stock for Total
   College Communications acquisition...                         418,971      419                       462,278
 Exercise of common options.............                             280        1                           140
 Issuance of common stock...............                          51,173       51                        60,373
 Issuance of Series C convertible
   Preferred stock, net of offering
   costs of $301,758....................                                                              9,774,553
 Advance for Series C1 convertible
   Preferred stock......................                                                              1,000,000
 Issuance of Series B cumulative
   warrants.............................                                                                146,162
 Issuance of common stock options.......                                                                  5,882
 Accrued dividends on Series A
   Redeemable preferred stock...........                                                               (150,000)
 Discount accretion on Series A
   Redeemable preferred stock...........                                                                (47,645)
 Net loss (as restated) (Note 19).......                                                                           (11,837,000)
                                           -------     ----    ---------   ------   -----------    ------------   ------------
Balance, December 31, 1998 (as restated)
 (Note 19)..............................                       1,755,180    1,755                    12,354,277    (16,128,619)
                                           -------     ----    ---------   ------   -----------    ------------   ------------


                                              TOTAL
                                          STOCKHOLDERS'
                                             EQUITY
                                          (DEFICIENCY)
                                          -------------
Balance, February 20, 1997..............  $
 Issuance of shares to founders.........           961
 Additional equity contributions from
   shareholder..........................       648,738
 Issuance of common stock for Sports
   Extra acquisition....................       133,548
 Issuance of warrants in connection with
   sale of Series A redeemable preferred
   stock................................       179,000
 Advance from stockholder reclassified
   as equity contribution...............       125,000
 Issuance of Series B convertible
   preferred stock......................     1,936,935
 Issuance of common stock for DesigNet
   acquisition..........................        16,571
 Accrued dividends on Series A
   redeemable preferred stock...........      (127,500)
 Discount accretion on Series A
   redeemable preferred stock...........       (16,680)
 Net loss (as restated) (Note 19).......    (4,147,439)
                                          ------------
Balance, January 1, 1998 (as restated)
 (Note 19)..............................    (1,250,866)
                                          ------------
 Issuance of common stock for Total
   College Communications acquisition...       462,697
 Exercise of common options.............           141
 Issuance of common stock...............        60,424
 Issuance of Series C convertible
   Preferred stock, net of offering
   costs of $301,758....................     9,775,971
 Advance for Series C1 convertible
   Preferred stock......................     1,000,000
 Issuance of Series B cumulative
   warrants.............................       146,162
 Issuance of common stock options.......         5,882
 Accrued dividends on Series A
   Redeemable preferred stock...........      (150,000)
 Discount accretion on Series A
   Redeemable preferred stock...........       (47,645)
 Net loss (as restated) (Note 19).......   (11,837,000)
                                          ------------
Balance, December 31, 1998 (as restated)
 (Note 19)..............................    (1,834,234)
                                          ------------

                               TOTAL SPORTS INC.

        (UNAUDITED AS TO THE SIX MONTHS ENDED JUNE 30, 2000 INFORMATION)

                                                 SERIES B               SERIES C            SERIES C1             SERIES D
                                               CONVERTIBLE            CONVERTIBLE          CONVERTIBLE          CONVERTIBLE
                                             PREFERRED STOCK        PREFERRED STOCK      PREFERRED STOCK      PREFERRED STOCK
                                          ----------------------   ------------------   ------------------   ------------------
                                          NUMBER OF                NUMBER OF            NUMBER OF            NUMBER OF
                                           SHARES       AMOUNT      SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT
                                          ---------   ----------   ---------   ------   ---------   ------   ---------   ------
Balance, January 1, 1999 (as restated)
 (Note 19)..............................   445,263    $1,936,935   1,418,200   $1,418                $                   $
 Issuance of common stock...............
 Exercise of common stock options.......
 Issuance of Series C1 convertible
   Preferred stock......................                                                 630,756      631
 Issuance of common stock for Long
   Distance Technologies acquisition....
 Issuance of common stock options.......
 Issuance of warrants in connection with
   Convertible promissory notes
   payable..............................
 Issuance of Series D convertible
   Preferred stock......................                                                                     2,140,873    2,141
 Issuance of Series E convertible
   Preferred stock and common stock for
   the NBC Sports agreement.............
 Advertising received from NBC Sports as
   payment for common stock.............
 Accrued dividends on Series A
   Redeemable preferred stock...........
 Discount accretion on Series A
   Redeemable preferred stock...........
 Net loss (as restated) (Note 19).......
                                           -------    ----------   ---------   ------    -------     ----    ---------   ------
Balance, January 1, 2000 (as restated)
 (Note 19)..............................   445,263     1,936,935   1,418,200    1,418    630,756      631    2,140,873    2,141
 Exercise of common stock options.......
 Issuance of common stock options.......
 Advertising received from NBC Sports...
 Remeasurement of stock issued for
   prepaid advertising..................
 Issuance of warrants in connection with
   Convertible promissory notes
   payable..............................
 Accrued dividends on Series A
   Redeemable preferred stock...........
 Discount accretion on Series A
   Redeemable preferred stock...........
 Net loss...............................
                                           -------    ----------   ---------   ------    -------     ----    ---------   ------
BALANCE, JUNE 30, 2000..................   445,263    $1,936,935   1,418,200   $1,418    630,756     $631    2,140,873   $2,141
                                           =======    ==========   =========   ======    =======     ====    =========   ======

                                               SERIES E
                                             CONVERTIBLE
                                           PREFERRED STOCK        COMMON STOCK
                                          ------------------   ------------------   STOCK ISSUED    ADDITIONAL
                                          NUMBER OF            NUMBER OF            FOR PREPAID      PAID-IN        RETAINED
                                           SHARES     AMOUNT    SHARES     AMOUNT   ADVERTISING      CAPITAL        DEFICIT
                                          ---------   ------   ---------   ------   ------------   ------------   ------------
Balance, January 1, 1999 (as restated)
 (Note 19)..............................               $       1,755,180   $1,755   $              $ 12,354,277   $(16,128,619)
 Issuance of common stock...............                          18,550       19                        28,734
 Exercise of common stock options.......                          13,109       13                        14,589
 Issuance of Series C1 convertible
   Preferred stock......................                                                              4,779,725
 Issuance of common stock for Long
   Distance Technologies acquisition....                         284,401      284                     3,227,667
 Issuance of common stock options.......                                                                106,174
 Issuance of warrants in connection with
   Convertible promissory notes
   payable..............................                                                                378,379
 Issuance of Series D convertible
   Preferred stock......................                                                             34,026,360
 Issuance of Series E convertible
   Preferred stock and common stock for
   the NBC Sports agreement.............   811,423      811      811,423      811    (13,461,508)    13,459,886
 Advertising received from NBC Sports as
   payment for common stock.............                                                 876,687
 Accrued dividends on Series A
   Redeemable preferred stock...........                                                               (150,000)
 Discount accretion on Series A
   Redeemable preferred stock...........                                                                (44,005)
 Net loss (as restated) (Note 19).......                                                                           (21,826,729)
                                           -------     ----    ---------   ------   ------------   ------------   ------------
Balance, January 1, 2000 (as restated)
 (Note 19)..............................   811,423      811    2,882,663    2,882    (12,584,821)    68,181,786    (37,955,348)
 Exercise of common stock options.......                           9,199        9                         9,480
 Issuance of common stock options.......                                                                 36,203
 Advertising received from NBC Sports...                                                 687,387
 Remeasurement of stock issued for
   prepaid advertising..................                                              11,897,434    (11,897,434)
 Issuance of warrants in connection with
   Convertible promissory notes
   payable..............................                                                                539,535
 Accrued dividends on Series A
   Redeemable preferred stock...........                                                                (75,000)
 Discount accretion on Series A
   Redeemable preferred stock...........                                                                (22,040)
 Net loss...............................                                                                           (26,657,581)
                                           -------     ----    ---------   ------   ------------   ------------   ------------
BALANCE, JUNE 30, 2000..................   811,423     $811    2,891,862   $2,891   $          0   $ 56,772,530   $(64,612,929)
                                           =======     ====    =========   ======   ============   ============   ============


                                              TOTAL
                                          STOCKHOLDERS'
                                             EQUITY
                                          (DEFICIENCY)
                                          -------------
Balance, January 1, 1999 (as restated)
 (Note 19)..............................  $ (1,834,234)
 Issuance of common stock...............        28,753
 Exercise of common stock options.......        14,602
 Issuance of Series C1 convertible
   Preferred stock......................     4,780,356
 Issuance of common stock for Long
   Distance Technologies acquisition....     3,227,951
 Issuance of common stock options.......       106,174
 Issuance of warrants in connection with
   Convertible promissory notes
   payable..............................       378,379
 Issuance of Series D convertible
   Preferred stock......................    34,028,501
 Issuance of Series E convertible
   Preferred stock and common stock for
   the NBC Sports agreement.............
 Advertising received from NBC Sports as
   payment for common stock.............       876,687
 Accrued dividends on Series A
   Redeemable preferred stock...........      (150,000)
 Discount accretion on Series A
   Redeemable preferred stock...........       (44,005)
 Net loss (as restated) (Note 19).......   (21,826,729)
                                          ------------
Balance, January 1, 2000 (as restated)
 (Note 19)..............................    19,586,435
 Exercise of common stock options.......         9,489
 Issuance of common stock options.......        36,203
 Advertising received from NBC Sports...       687,387
 Remeasurement of stock issued for
   prepaid advertising..................
 Issuance of warrants in connection with
   Convertible promissory notes
   payable..............................       539,535
 Accrued dividends on Series A
   Redeemable preferred stock...........       (75,000)
 Discount accretion on Series A
   Redeemable preferred stock...........       (22,040)
 Net loss...............................   (26,657,581)
                                          ------------
BALANCE, JUNE 30, 2000..................  $ (5,895,572)
                                          ============

See notes to consolidated financial statements.

                               TOTAL SPORTS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

                                                        PERIOD
                                                   FEBRUARY 20, 1997                                   SIX MONTHS     SIX MONTHS
                                                        THROUGH         YEAR ENDED      YEAR ENDED        ENDED         ENDED
                                                     DECEMBER 31,      DECEMBER 31,    DECEMBER 31,     JUNE 30,       JUNE 30,
                                                         1997              1998            1999           1999           2000
                                                   -----------------   -------------   -------------   -----------   ------------
                                                     (AS RESTATED,     (AS RESTATED,   (AS RESTATED,
                                                     SEE NOTE 19)      SEE NOTE 19)    SEE NOTE 19)
Operating Activities:
 Net loss........................................     $(4,147,439)     $(11,837,000)   $(21,826,729)   $(7,639,204)  $(26,657,581)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
   Depreciation and amortization.................         703,301         1,357,641       4,014,198     1,079,449       2,535,333
   Loss on sale of property and equipment........                             7,212           7,433         1,420         104,649
   Loss on disposal of discontinued operations
     (Note 2)....................................                                                                       5,420,000
   Compensation expense for common stock and
     options granted.............................                            23,474         106,174        27,332          36,203
   Interest expense on line of credit
     guarantee...................................                            42,665          28,753        33,390
   Amortization of debt discount.................                           146,162         105,337        17,833          77,077
   Interest expense on notes payable converted
     into equity.................................                           125,918
   Advertising received as payment for common
     stock.......................................                                           876,687                       687,387
   Provisions for doubtful accounts..............          20,000             4,832          11,635        27,885           1,854
   Reserve for sales returns.....................          14,820           400,913         589,102                      (223,087)
   Provisions for inventory obsolescence.........          37,138           106,845         392,162       297,162          96,797
   Computer equipment received as payment for
     advertising sales...........................                          (100,000)       (100,000)     (100,000)        (77,191)
   Undistributed (earnings) losses of
     affiliates..................................                            24,077        (100,193)      (16,372)        (61,779)
   Minority interest in joint venture earnings
     (losses)....................................        (138,341)           41,493
 Changes in operating assets and liabilities:
   Accounts receivable...........................        (266,448)         (742,092)       (373,753)       70,566         177,386
   Inventory.....................................        (200,557)         (111,822)       (498,910)     (461,781)       (243,494)
   Deferred publishing costs.....................        (124,910)         (364,827)     (1,436,375)      (96,804)       (609,325)
   Prepaid expenses and other current assets.....         (66,543)         (201,611)       (966,378)      (30,984)     (1,058,504)
   Accounts payable..............................                           337,097         349,430      (420,619)      3,086,705
   Accrued expenses..............................         343,586           820,485       1,694,741       589,045      (1,553,980)
   Deferred revenues.............................                            58,173         452,979                        99,772
                                                      -----------      ------------    ------------    -----------   ------------
     Net cash used in operating activities.......      (3,825,393)       (9,860,365)    (16,673,707)   (6,621,682)    (18,161,778)
Investing Activities:
 Purchases of property and equipment.............        (357,371)         (740,824)     (2,154,442)     (395,664)     (1,510,173)
 Equity investment in Golf.Com...................                          (250,000)
 Cash from acquired companies....................                            26,880          36,388        19,177
 Acquisition of KOZ sports content business......      (1,414,240)
                                                      -----------      ------------    ------------    -----------   ------------
     Net cash used in investing activities.......      (1,771,611)         (963,944)     (2,118,054)     (376,487)     (1,510,173)
Financing Activities:
 Borrowings (repayments) on line of credit,
   net...........................................       2,330,000           753,483      (3,083,483)   (2,350,893)
 Proceeds from issuance of notes payable and
   short-term advances...........................                         3,453,838       6,606,626     3,783,000       3,660,530
 Principal repayments on notes payable and
   short-term advances...........................         (12,847)         (102,016)       (492,568)      (11,493)        (56,316)
 Principal repayments on capital leases..........                           (29,524)       (167,187)      (52,769)       (291,863)
 Proceeds from issuance of common stock and cash
   contributions.................................         649,699               308          14,602         7,317           9,489
 Proceeds from issuance of Series A redeemable
   preferred stock, net..........................         750,998
 Proceeds from issuance of warrants in connection
   with preferred stock offerings and convertible
   notes payable.................................         179,000           146,162      10,957,452       217,000         539,535
 Proceeds from issuance of Series B Convertible
   Preferred stock, net..........................       1,936,935
 Proceeds from issuance of Series C Convertible
   Preferred stock, net..........................                         6,050,054
 Proceeds from issuance of Series C1 Convertible
   Preferred stock...............................                         1,000,000       4,780,356     4,780,356
 Proceeds from issuance of Series D Convertible
   Preferred stock...............................                                        17,162,465
                                                      -----------      ------------    ------------    -----------   ------------
     Net cash provided by financing activities...       5,833,785        11,272,305      35,778,263     6,372,518       3,861,375
Net Increase (Decrease) in Cash and Cash
 Equivalents.....................................         236,781           447,996      16,986,502      (625,651)    (15,810,576)
Cash and Cash Equivalents, Beginning of Period...                           236,781         684,777       684,777      17,671,279
                                                      -----------      ------------    ------------    -----------   ------------
Cash and Cash Equivalents, End of Period.........     $   236,781      $    684,777    $ 17,671,279    $   59,126    $  1,860,703
                                                      ===========      ============    ============    ===========   ============

See notes to consolidated financial statements.

     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION FOR PERIOD ENDED:

                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30,   JUNE 30,
                                             1997           1998           1999         1999       2000
                                         ------------   ------------   ------------   --------   ---------
Cash paid for interest.................    $37,287        $108,805       $577,415     $163,179   $146,055_
                                           =======        ========       ========     ========   =========

     SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Period February 20, 1997 through December 31, 1997:

     As discussed in Note 3, Total Sports issued 290,323 shares of common stock valued at $133,548 as consideration for the purchase of the assets and liabilities of Sports Extra, Inc. In connection with the Sports Extra acquisition, Total Sports forgave a note receivable of $100,000 from Sports Extra. Also related to the Sports Extra acquisition, Total Sports assumed two notes payable, totaling $93,046, including accrued interest, related to databases acquired from Sports Extra.

     As also discussed in Note 3, Total Sports issued 33,142 shares of common stock valued at $16,571 as consideration for the purchase of the assets and liabilities of DesigNet.

     In connection with the Series A redeemable preferred stock offering, Total Sports converted an advance from a stockholder of $250,000 into 25,000 shares of Series A redeemable preferred stock.

     Total Sports reclassified an advance from a founding stockholder of $125,000 as paid-in capital.

     Total Sports accrued dividends of $127,500 and discount accretion of $16,680 relating to the Series A redeemable preferred stock.

Year Ended December 31, 1998:

     As also discussed in Note 3, Total Sports issued 418,971 shares of common stock valued at $481,817 as consideration for the remaining 50% ownership of Total College Communications Company.

     Total Sports acquired certain computer databases for $361,359 by issuing a note payable.

     Total Sports acquired certain computer hardware valued at $225,154 by entering into noncancelable capital leases.

     Total Sports accrued dividends of $150,000 and discount accretion of $47,645 relating to the Series A redeemable preferred stock.

     Notes payable and accrued interest totaling $3,725,918 were converted into Series C convertible preferred stock.

Year Ended December 31, 1999:

     As discussed in Note 3, Total Sports issued 284,401 shares of common stock valued at $3,227,951 as consideration for the purchase of the assets and liabilities of Long Distance Technologies, Inc. d/b/a Motortrax Interactive.

     Total Sports acquired certain computer hardware valued at $523,273 by entering into noncancelable capital leases.

     Total Sports acquired certain computer equipment valued at $114,921 by entering into a 3-year promissory note with First Raleigh Telex.

     Total Sports accrued dividends of $150,000 and discount accretion of $44,005 relating to the Series A redeemable preferred stock.

     Notes payable totaling $6,500,000 were converted into Series D convertible preferred stock.

     In connection with the NBC Sports, Inc. agreement discussed in Note 11, Total Sports issued 811,423 stock units valued at $16.59 per unit in exchange for prepaid advertising. Each stock unit consists of one share of common stock and one share of Series E preferred stock.

                               TOTAL SPORTS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     Total Sports is an event-centered, online sports media company. Total Sports provides sports fans and enthusiasts with live, or real-time, simulcasts of events in eight collegiate and professional sports, game summaries, in-depth statistical analysis, breaking news and the opportunity to purchase sports-related merchandise. Total Sports' networks provide online sponsorship and e-commerce opportunities for advertisers and merchants associated with specific sports, leagues, teams and events. Total Sports also publishes encyclopedias, fan guides and other hard and soft cover books.

     Total Sports Inc. was originally incorporated on February 20, 1997 as Total Ltd., a North Carolina corporation. Prior to March 31, 1997, Total Ltd. conducted no business and had no activity. Concurrent with the KOZ acquisition (see Note 3), Total Ltd. began its principal operations.

     On May 29, 1998, Total Sports Inc. was incorporated in the State of Delaware. The capital structure of Total Sports Inc. was identical to Total Ltd.'s in terms of the authorized number of shares, dividends, voting rights, liquidation preference and redemption rights, except that the new capital structure authorized Total Sports Inc. to issue up to 5,000,000 shares of preferred stock.

     On June 2, 1998, Total Ltd. was merged with and into Total Sports Inc. The separate existence of Total Ltd. ceased, and Total Sports Inc. became the surviving corporation. Prior to the merger, Total Sports Inc. had no operations or activity. As part of the merger, each share of Total Ltd.'s issued and outstanding Series A redeemable, Series B convertible, and common stock was converted into and exchanged for one share of Total Sports Inc.'s Series A redeemable preferred stock, Series B convertible preferred stock, and common stock, respectively. The shareholders of the two companies were exactly the same prior to and after the merger. As the ownership structures of the entities did not change, the assets and liabilities transferred in the merger were recorded at Total Ltd.'s historical book values with no goodwill or other step-up in basis recorded.

GOING CONCERN DISCUSSION

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, Total Sports has experienced a substantial increase in operating expenses since inception in connection with the growth of its operations and staffing and the expansion of its service offerings. From its inception, Total Sports has incurred net losses of more than $64.5 million (unaudited), including losses of approximately $21.8 million in 1999 and $26.7 million during the six months ended June 30, 2000 (unaudited). Total Sports expects to continue to incur net losses for the foreseeable future as it implements its business strategy. In addition, the Company had a working capital deficiency at June 30, 2000 and net cash used in operating activities during the six months ended June 30, 2000 totaled $18.2 million (unaudited). These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should Total Sports be unable to continue as a going concern.

     As of June 30, 2000, Total Sports had approximately $1.9 million (unaudited) in cash and cash equivalents. Management has determined that it must raise additional funds to support its operations and implement its business strategy over the next twelve months, and is undertaking efforts to raise additional capital. These efforts include obtaining bridge financing and additional capital contributions from existing stockholders (see Note 20). Although no assurances can be given that the Company will be successful in raising additional capital sufficient to continue its operations, based on Total Sports' history of raising

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

equity, management believes that it can successfully raise funds necessary to support its plans on its intended timetable. In the event that Total Sports is not able to raise such additional funds, management has prepared a contingency operating plan that consists of reductions in personnel and marketing expenditures which, in the opinion of management, could be implemented and could allow Total Sports to continue its operations for a reasonable period of time. However, the full implementation of this contingency plan could have material adverse effects on Total Sports' long-term operations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Financial Statements

     The consolidated financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are unaudited. In addition, disclosure information subsequent to January 24, 2000 (the original issuance date of our 1999 financial statements) is unaudited (except for the going concern discussion in Note 1 and Note 19). In the opinion of management, the unaudited consolidated balance sheet at June 30, 2000, and the unaudited consolidated statements of operations, stockholders' equity, and cash flows for the six months ended June 30, 1999 and 2000, include all adjustments, which include only normal recurring adjustments, necessary to present the financial position and results of operations and cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

     The results of operations for the six months ended June 30, 1999 and 2000 are not necessarily indicative of results to be expected for the full fiscal year or any other period. The results of operations and comparisons with prior and subsequent interim periods are materially impacted by the results of operations of businesses acquired. Furthermore, Total Sports experiences higher levels of revenues during the first quarter than during the second or third quarters. Historically, Total Sports has achieved its highest revenues in its first quarter.

Principles of Consolidation

     The accompanying consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of Total Sports and its wholly-owned subsidiary, Sports Extra Acquisition Corporation.

     The consolidated financial statements for the year ended December 31, 1999 also include the accounts of Total Motorsports, Inc., a wholly-owned subsidiary, which was formed during 1999 and acquired Long Distance Technologies, Inc. on June 4, 1999, and Total Sports Publishing, Inc., a wholly-owned subsidiary, which was also formed during 1999. All of the assets related to Total Sports' print publishing segment were transferred to Total Sports Publishing, Inc., as of June 30, 1999. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Total Sports' 50% investment in Total College Communications Company is accounted for by the equity method of accounting. As discussed in Note 3, Total Sports acquired the remaining 50% of Total College Communications in June 1998 and began consolidating Total College Communications at that date. All intercompany transactions have been eliminated in consolidation.

     Total Sports' investment in Golf.Com is accounted for by the equity method of accounting as Total Sports exerts significant influence over this entity.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

Cash and Cash Equivalents

     The Company considers all money market accounts, debt instruments purchased with an original maturity of six months or less, and other highly liquid investments to be cash equivalents.

Concentration of Credit Risk

     Total Sports relied on a single distributor for sales of all print titles during 1997 and 1998. This distributor collected all sales proceeds and remitted these monies, less the distribution fees, on a monthly basis. Effective February 1999, Total Sports entered into a termination agreement with the distributor that allows Total Sports to utilize another national distributor for all of its titles except Total Hockey, with the original distributor receiving from 3% to 5% of sales for all titles through July 2000. Total Sports paid approximately $77,000 during 1999 and $0 during the six months ended June 30, 2000 to the original distributor under the terms of the termination agreement.

Inventory

     Inventory consists primarily of the direct costs associated with the printing of finished books, such as printing, jacket costs, etc. Costs are recorded as titles are developed and are expensed on a per unit basis when sold. Total Sports establishes an allowance for obsolete inventory based on historical and industry experience. All book inventories are fully reserved upon the one-year anniversary of the book's release.

Deferred Publishing Costs

     Total Sports' investment in publishing costs is capitalized and amortized over the estimated selling period of one year using the sum-of-the-months digits method beginning on the release date of the related book. Costs incurred for titles that have not been released are classified as long-term deferred publishing costs. Amortization expense was approximately $29,000 in 1997, $574,000 in 1998, $862,000 in 1999, $358,000 for six months ended June 30, 1999 and $799,000 for the six months ended June 30, 2000.

Property and Equipment

     Property and equipment is carried at historical cost and is being depreciated using the straight-line method over the estimated useful lives of the related assets over periods ranging from one to seven years.

     Maintenance and repairs are charged to expense when incurred; improvements are capitalized. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the account and any gain or loss is recognized.

Goodwill

     Goodwill is amortized on a straight-line basis over the periods that expected economic benefits will be provided, ranging from 19 months to 5 years. Management estimates the period of economic benefit considering factors such as existing contracts and estimated lives of other operating assets acquired. Total Sports evaluates the realizability of goodwill when events or circumstances indicate a possible inability to recover the carrying amount. Events which could indicate an impairment of goodwill include loss of key contracts with sports leagues such as the NCAA and NASCAR, a disposal of a segment or business line, and the effects of obsolescence, demand, and competition on our products and services.

     In the event of a possible impairment, Total Sports evaluates enterprise level goodwill using a market capitalization method based on quoted prices or cash transactions of equity securities. If an impairment is indicated, the impairment is measured as the net book value of Total Sports less the market value of Total

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

Sports' equity securities. Total Sports evaluates goodwill attributable to an acquired business whose operations are separately identifiable and which has not been incorporated into Total Sports' general operations based on cash flow of the existing business, discounted at rates commensurate with the risks involved. Such discount rates are determined after considering Total Sports' cost of capital and incremental borrowing rates. If an impairment of goodwill from a separate business is indicated, the impairment is measured as the excess of the carrying value of goodwill of the separate business over the fair value, as measured by the total discounted cash flows of the business. The analyses require significant management judgment to evaluate the capacity of an acquired business to perform within projections.

     As of December 31, 1999, net goodwill summarized by amortization period is as follows:

19 months - 3 years......................  $2,101,565
3 - 5 years..............................     534,706
                                           ----------
                                           $2,636,271
                                           ==========

Databases

     Databases represent the cost of acquiring historical statistical information from outside parties in electronic formats. Databases are amortized on a straight-line basis over a period of 7 years. Internal costs incurred to accumulate statistical information are expensed as incurred.

Income Taxes

     Deferred income taxes are recognized for the tax consequences of "temporary" differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for the tax effect of net operating and economic loss carryforwards under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. As of December 31, 1998 and 1999 and June 30, 2000, the net deferred tax assets have been fully reserved.

Revenue Recognition

     Total Sports derives revenues from three primary sources: digital publishing; print publishing; and e-commerce. Digital publishing revenues result from the sale of sponsorships and of banner advertisements, licensing of statistical data and content, and providing web site development services for third parties. Sponsorship revenues generally relate to specific sporting championship events, such as the NCAA men's basketball championships. Advertising revenues are typically derived from sales of banner advertisements on Total Sports' Web sites. Sponsorship revenues are recognized in the period that the sponsored event occurs and the sponsorship is displayed, provided that no significant obligations remain, such as unmet commitments for guaranteed minimum impressions ("page views" or "hits"). Advertising revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain. In the event that sponsorships or advertising contracts contain minimum impressions guarantees, revenue is recognized as progress is made toward the minimum impression commitments or using the straight-line method, whichever is less.

     Licensing revenue for statistical data is recognized when the statistical data has been delivered and Total Sports has no further obligations. Content licensing revenue is recognized over the period of the license agreement as Total Sports delivers the content. Web site development revenue is recognized as the

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

services are performed, provided that no significant obligations remain. If Web site development fees relate to or originate from an agreement to license content, the development fees revenue is recognized over the content license period. Amounts billed or received for which services have not yet been provided are recorded as deferred revenue in the current liabilities section of the balance sheets.

     Print publishing revenues are derived from the sale of encyclopedias and other hard cover and soft cover books. For titles Total Sports publishes, print publishing revenue is recognized upon the sale of books by a third-party distributor. For books that Total Sports co-published, revenue is recognized as Total Sports earns fixed advances that are paid by the co-publisher. Upon the sale of books where Total Sports is the publisher, a reserve for right of returns, based on historical and industry averages, of approximately 37.0% is established. Allowance for sales returns of books totaled approximately $416,000 at December 31, 1998 and $985,000 at December 31, 1999, and $782,000 at June 30,
2000.

     E-commerce revenues represent sales of sports equipment, apparel and memorabilia through online stores and through live event merchandising. E-commerce revenue is recognized upon the delivery to and acceptance of goods to our customers, which occurs only after credit card authorization. During 1998 and 1999, approximately 75% of goods used to fulfill customer orders were purchased by Total Sports from third-party manufacturers or distributors after Total Sports received customer orders. For all e-commerce sales, Total Sports assumes credit risk and is responsible for pricing, processing orders, arranging or authorizing delivery, processing all merchandise returns, providing all customer support related to the transaction, and resolving customer disputes. Title to goods held on hand at Total Sports' offices transfers to Total Sports at the time the goods are received by Total Sports from its suppliers. Title to goods purchased from distributors and shipped directly to customers transfers to Total Sports at the time the goods are shipped from the distributor. Title transfers from Total Sports to the final customer at the time the goods are delivered to and accepted by the customer. In the event goods are lost or damaged during shipment from or return to the distributor and coverage is denied by the commercial shipping company, Total Sports bears the risk of loss. Credit card sales account for approximately 100% of total e-commerce sales in 1998 and 1999. Total Sports' policy is to record a sales returns reserve for anticipated future returns; however, prior to quarter ended June 30, 1999, e-commerce sales returns were insignificant and were netted from e-commerce revenue as incurred. Subsequent to June 30, 1999, Total Sports has provided for estimated e-commerce returns at the time of shipment based on historical data. Allowance for e-commerce returns totaled approximately $20,000 at December 31, 1999 and $15,000 at June 30, 2000.

Barter Transactions

     Total Sports recognizes advertising revenue as a result of barter transactions for advertising and direct links to Total Sports' TotalCasts for baseball and other sports. Such revenue is recognized based on the fair value of the consideration received, which generally consists of advertising and computer equipment. Barter revenue and the corresponding expense are recognized in the period the advertising is displayed. Management determines the fair value of barter transactions based on currently available advertising rates for similar advertising (i.e., size of advertisement, type of publication, etc.) or the current cost of similar computer equipment.

     As discussed in Note 11, during 1999 Total Sports entered into an agreement with NBC Sports, Inc. for promotional and advertising services. Under the agreement, NBC Sports will provide $17.4 million in on-air promotion and marketing of all Total Sports' TotalCasts for which it has broadcast rights over a 51-month period. The promotion and advertising received by Total Sports under this agreement will be recognized as sales and marketing expense in the consolidated financial statements as the services are provided by NBC Sports. The $17.4 million of promotion and advertising is expected to be received by

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

Total Sports in the following periods: 1999 -- 6%; 2000 -- 20%; 2001 -- 30%; 2002 -- 22%; and 2003 -- 22%.

Cost of Revenues

     Digital publishing cost of revenues consists primarily of compensation and benefits for the editorial and operations staff, contract labor, commissions, royalty and license payments, content fees, and allocations of facilities and other shared costs such as depreciation, telecommunications and computer-related expenses.

     To provide content for its digital publishing activities, Total Sports acquires statistical data and content from newspaper wire feeds. In addition, Total Sports has the right to accumulate statistical data and content through license agreements with sports leagues. Wire feeds are expensed as cost of sales when incurred. Content licensing costs are paid at the beginning of the license period and expensed as cost of sales ratably over the license period. Costs incurred for wire feeds and content licensing costs totaled approximately $308,000, $786,000 and $1,163,000 for the periods ended December 31, 1997, 1998, and 1999 and $544,000 and $1,017,000 for the six months ended June 30, 1999 and 2000.

     Print publishing cost of revenues consists primarily of the direct costs of books sold to customers, product fulfillment, amortization of deferred publishing costs such as author fees and royalty payments, license fees, and allocations of facilities and other shared costs.

     E-commerce cost of revenues consists primarily of the direct costs of merchandise sold to customers, and costs associated with credit card and other commissions, product fulfillment, outbound shipping and handling costs, and allocations of facilities and other shared costs.

Product Development Costs

     During its development and modification in 1997 and 1998, Total Sports' TotalCast software was intended for internal use only and not for sale to third-parties. As such, during that time Total Sports expensed all development costs related to the TotalCast software as incurred. During 1999, Total Sports adopted the provisions of AICPA Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, which requires specified costs of developing or obtaining internal-use software to be capitalized and amortized. Due to Total Sports' history of complete revisions to its TotalCast software and the substantial uncertainty surrounding future technological requirements, Total Sports expenses as incurred the costs of internally developed software with either expected useful lives of six months or less or total project costs of $5,000 or less.

Advertising

     Total Sports expenses advertising costs as incurred. Advertising expense was approximately $86,000 for the period February 20, 1997 through December 31, 1997, $835,000 for the year ended December 31, 1998, $1,358,000 for the year ended December 31, 1999, $817,000 for six months ended June 30, 1999 and $5,040,000 for six months ended June 30, 2000. There were no advertising costs reported as assets at December 31, 1998. At December 31, 1999 and June 30, 2000, there were advertising costs totaling approximately $14,000 reported as prepaid assets.

Stock Compensation

     Total Sports' stock option plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Total Sports follows the disclosure requirements of SFAS No. 123, Accounting for Stock Based Compensation.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

Warrants

     Stock purchase warrants issued in connection with debt and equity financings are recorded at amounts based on their relative estimated fair values at time of issuance and credited to additional paid-in capital. Any resulting debt discount is amortized to interest expense over the term of the related debt using the interest method.

Fair Value of Financial Instruments

     Total Sports' financial instruments consist of cash and cash equivalents, trade receivables, trade payables, line of credit and notes payable. The carrying values of cash and cash equivalents, trade receivables and trade payables approximate fair value because of the short-term nature of these assets and liabilities. The carrying values of the revolving line of credit approximates fair value because the related interest rate is based on LIBOR. The estimated fair values of notes payable, which consist of fixed-rate borrowings, are based on future cash flows discounted at 7.75%. The estimated fair value of notes payable, including current maturities, at December 31, 1998 is approximately $337,000, as compared to a carrying value of $343,503. The estimated fair value of notes payable at December 31, 1999 is approximately $417,000, as compared to a carrying value of $410,580. The estimated fair value of notes payable at June 30, 2000 is approximately $4,441,000, as compared to a carrying value of $4,092,147.

Net Loss Per Share

     Total Sports computes net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per share is computed by dividing the net loss applicable to common stockholders for the period by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential shares of common stock if the effect is antidilutive. Potential shares of common stock are composed of incremental shares of common stock issuable upon the exercise of potentially dilutive stock options and warrants using the treasury stock method and upon conversion of Total Sports' preferred stock. Diluted net loss per share presented in the accompanying consolidated financial statements is the same as basic net loss per share because Total Sports had losses for all periods presented and inclusion of potential shares would therefore be antidilutive.

Accounting Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

Presentation

     Certain amounts for 1997 and 1998 have been reclassified to conform to the 1999 presentation.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, and No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

sheet. Total Sports has adopted SFAS No. 130 as of January 1, 1998; however, this standard does not currently impact disclosures.

     SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. This statement defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Total Sports has adopted SFAS No. 131 as of January 1, 1998.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 is effective for financial statements for the years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The adoption of SOP 98-1 during the year ended December 31, 1999 did not have a significant effect on the reported results of operations, financial position or cash flows.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133. This statement postpones the effective date of SFAS No. 133. Total Sports will be required to adopt the new reporting guidelines for the fiscal year beginning January 1, 2001. Total Sports has not fully analyzed the provisions of this statement or its effects on Total Sports.

     On December 3, 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"). SAB 101 summarizes certain views of the SEC staff in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. The SEC issued Staff Accounting Bulletin No. 101B on June 26, 2000, which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. Total Sports adopted SAB 101 as of January 1, 2000; however, this bulletin does not have a significant impact on Total Sports' revenues.

     In January 2000, the Emerging Issues Task Force ("EITF"), the EITF reached a consensus on EITF 99-17, Accounting for Advertising Barter Transactions (the "Issue"). This Issue states that revenue and expense should be recognized at fair value from an advertising barter transaction only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. If the fair value of the advertising surrendered in the barter transaction is not determinable within the limits of this Issue, the barter transaction should be recorded based on the carrying amount of the advertising surrendered, which likely will be zero. This Issue may be applied either prospectively to transactions after January 20, 2000, or as a change in accounting principle. Total Sports has elected to adopt the provisions of the Issue prospectively. Had Total Sports adopted the provisions of EITF 99-17 as of February 20, 1997 (date of inception), reported barter revenues would have decreased by $-0- in 1997, $427,000 in 1998 and $1,110,000 in 1999.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

2. DISCONTINUED OPERATIONS

     On March 27, 2000, management of Total Sports adopted a plan to sell its wholly-owned subsidiary, Total Sports Publishing, which comprises the entire operations of Total Sports' print publishing segment. The revenues from the print publishing segment were $257,344, $1,314,692, and $1,831,208, for 1997,
1998, and 1999, respectively, and $1,041,000 and $773,000 for the six months ended June 30, 1999 and 2000. At June 30, 2000, Total Sports was in negotiations to sell Total Sports Publishing to a related party who is minority shareholder of the Company. See discussion of the final agreement to sell Total Sports Publishing in Note 20. Accordingly, the operations of the discontinued print publishing business have been segregated in the accompanying statements of operations. Net revenues, cost of sales, and operating expenses associated with the discontinued operations have been reclassified from all periods presented. No allocation of interest income or interest expense has been attributed to the discontinued operations. In addition, segregated operations of the print publishing business and the expected loss on disposal reflect no income tax benefit.

     The assets of the print publishing business to be disposed of at June 30, 2000, are as follows:

                                                    JUNE 30,
                                                      2000
                                                   ----------
Accounts receivable............................    $  312,443
Inventories....................................       380,007
Prepaid expenses...............................        27,884
Deferred publishing costs......................     1,673,854
Property and equipment.........................       791,094
                                                   ----------
Net assets held for disposition................    $3,185,282
                                                   ==========

3. BUSINESS ACQUISITIONS AND EQUITY INVESTMENTS

KOZ Acquisition

     On March 31, 1997, Total Sports purchased certain assets and assumed certain liabilities of the sports content business of KOZ inc., a related company, for an aggregate cash purchase price of $1,414,240. This acquisition was financed by borrowings under a line of credit (see Note 6). The KOZ acquisition has been accounted for in accordance with the purchase method of accounting and the accompanying consolidated financial statements of Total Sports reflect the purchase price allocated to assets acquired and liabilities assumed based on their fair values as of the acquisition date. Goodwill resulting from the KOZ acquisition is being amortized over 3 years. The following is a summary of the purchase price allocation in connection with the KOZ inc. acquisition:

Current assets.................................    $  120,546
Property and equipment.........................       557,172
Goodwill.......................................     1,286,522
Liabilities assumed............................      (550,000)
                                                   ----------
                                                   $1,414,240
                                                   ==========

Sports Extra Acquisition

     Concurrent with the KOZ acquisition, Total Sports purchased all the assets and assumed all the liabilities of Sports Extra, Inc., an unrelated company, for an aggregate purchase price of $233,548. The Sports Extra acquisition was funded by forgiveness of a note receivable from Sports Extra of $100,000 and the issuance of 290,323 shares of Total Sports' common stock valued at $133,548. Sports Extra was

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

merged into Sports Extra Acquisition Corporation, the surviving corporation. The Sports Extra acquisition has been accounted for in accordance with the purchase method of accounting and the accompanying consolidated financial statements of Total Sports reflect the purchase price allocated to assets acquired and liabilities assumed based on their fair values as of the acquisition date. Goodwill resulting from the Sports Extra acquisition is being amortized over 3 years. The following is a summary of the purchase price allocation in connection with the Sports Extra acquisition:

Property and equipment.........................    $   7,049
Goodwill.......................................      631,142
Databases......................................      293,039
Liabilities assumed............................     (697,682)
                                                   ---------
                                                   $ 233,548
                                                   =========

Total College Communications Acquisition

     In June 1998, Total Sports acquired the remaining 50% interest that it did not own of Total College Communications Company. Total Sports issued Host Communications 418,971 shares of common stock valued at $481,817 for Host's 50% interest in Total College Communications. Total College Communications was then merged into Total Sports. The Total College Communication acquisition has been accounted for in accordance with the purchase method of accounting and the accompanying consolidated financial statements of Total Sports reflect the purchase price allocated to assets acquired and liabilities assumed based on their fair values as of the acquisition date. Goodwill resulting from the Total College Communication acquisition is being amortized over three years. The following is a summary of the purchase price allocation of the Total College Communication acquisition:

Goodwill........................................    $496,384
Extinguishment of minority interest payable to
  joint venture partner.........................      28,152
Liabilities incurred in acquisition.............     (42,719)
                                                    --------
                                                    $481,817
                                                    ========

Golf.Com L.L.C. Investment

     In May and July 1998, Total Sports invested a total of $250,000 for a 25% voting interest in Golf.Com L.L.C. At the time of the investment, Total Sports' underlying ownership of Golf.Com's net assets approximated $15,000. The $235,000 difference has been accounted for as goodwill and is being amortized over three years. Total Sports is using the equity method of accounting for the Golf.Com investment. As part of this investment, Total Sports assumed full control over the managerial and operation functions of the Golf.Com Web site. In addition, Total Sports entered into an operating agreement with Golf.Com in which it assumed the liability for all operating expenses of running the web site for a five-year period. Total expenses charged to operations from outside third parties under the agreement, excluding the cost of e-commerce merchandise, were approximately $630,000 for 1998 and approximately $1,312,000 for 1999.

     Under the agreement, Total Sports initially receives a 15% stake in Golf.Com's net profits and losses. If under Total Sports management the Golf.Com Web site meets performance thresholds for both operating revenues and total Web page views, Total Sports will receive an annual 2.5% increase in its share of Golf.Com's net profits and losses with a maximum aggregate increase of 10%. The performance thresholds consist of achieving annual operating revenues progressing from $1,160,000 to $2,106,000 and

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

achieving annual page views of approximately 47,000,000 to 85,300,000 over a four-year period. If the performance thresholds are not met in any single year, but the thresholds are met in a subsequent year, Total Sports will receive the current year's 2.5% increase as well as all prior year's increases not previously granted. For the six months ended December 31, 1998, Total Sports recorded as equity in earnings (loss) of affiliate 15.0% of Golf.Com's net loss before deduction of expenses required under the operating agreement, totaling approximately $24,000. For the year ended December 31, 1999 and the six months ended June 30, 2000, Total Sports recorded 15.0% of Golf.Com's net earnings before deduction of expenses required under the operating agreement, totaling approximately $100,000 and $62,000, respectively. All costs incurred by Total Sports as required under the operating agreement were expensed as incurred. Total Sports is primarily responsible for operating the Golf.Com Web site and selling and arranging advertising and sponsorships to be included on the Web site. Summarized financial information of Golf.Com as of December 31, 1999 is as follows:

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Total assets................................................  $   983,527
Total liabilities...........................................  $   292,876
Net loss for the year ended December 31, 1999...............  $(1,200,859)

     On June 8, 2000, Total Sports signed a definitive agreement to sell its 25% investment in Golf.Com to Quokka Sports, Inc. for approximately 1,375,000 shares of Quokka's common stock, valued at approximately $7.4 million, Total Sports will continue to operate the Golf.Com Web site in connection with its existing operating agreement with Golf.Com.

Long Distance Technologies Acquisition

     On June 4, 1999, Total Sports acquired 100% of the common stock of Long Distance Technologies, Inc. d/b/a Motortrax Interactive and subsequently merged it into a wholly-owned subsidiary of Total Sports named Total Motorsports, Inc. The Long Distance Technologies acquisition was funded by issuance of 284,401 shares of Total Sports' common stock valued at $3,227,951. The acquisition was accounted for in accordance with the purchase method of accounting. The final purchase price allocation has not been finalized. Preliminary goodwill resulting from the purchase of Long Distance Technologies is being amortized over a period of 19 months, the remaining life of its contract with NASCAR. The following is a summary of the preliminary purchase price allocation of the Long Distance Technologies acquisition:

Current assets...................................  $  127,001
Property and equipment...........................     110,896
Goodwill.........................................   3,327,478
Liabilities assumed..............................    (337,424)
                                                   ----------
                                                   $3,227,951
                                                   ==========

     Total Sports also acquired deferred tax assets of approximately $394,000 relating to net operating and economic loss carryforwards in the acquisition. These deferred tax assets were fully reserved at the acquisition date as management determined it was more likely than not the loss carryforwards would not be realized.

     The 284,401 shares of Total Sports' common stock issued as consideration in the Long Distance Technologies acquisition are being held in escrow until any and all indemnification claims or disputed claims notices have been satisfied. One-third of the shares held in escrow, less any portion to be forfeited to satisfy any indemnification claims, are due to be released on June 4, 2000, subject to the occurrence of a significant event. The escrow agreement defines a significant event as the effectiveness of a registration

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

statement for the sale of the shares held in escrow in a underwritten public offering registered under the Securities Act of 1933, or the consummation of a transaction or series of events that result in the escrowed shares becoming publicly traded. If such a significant event occurs before June 4, 2000, then at that date escrowed shares with a value in excess of $4.0 million shall be released from escrow, less any portion subject to a disputed claims notice. Upon the occurrence of a significant event after June 4, 2000, an additional amount of escrowed shares then in excess of $4.0 million shall be released, less any portion subject to a disputed claims notice. The remainder of the escrowed shares shall be released December 4, 2000, to the extent the escrowed shares are not required to be forfeited in satisfaction of indemnification claims or disputed claims notices. In accordance with the escrow agreement, 94,800 shares were released from escrow effective June 4, 2000.

     The following unaudited pro forma information presents a summary of the consolidated results of operations of Total Sports as if the Long Distance Technologies acquisition occurred at January 1, 1998:

                                                           YEAR ENDED      YEAR ENDED
                                                          DECEMBER 31,    DECEMBER 31,
                                                              1998            1999
                                                          ------------    ------------
                                                          (UNAUDITED)     (UNAUDITED)
Total Revenues..........................................  $  2,480,000    $  6,799,000
Loss before preferred dividends.........................  $(12,982,000)   $(22,172,000)
Net loss applicable for common shareholders.............  $(13,180,000)   $(22,364,000)
Net loss per share -- basic and diluted.................  $      (8.44)   $     (12.57)

     In management's opinion, the unaudited pro forma information is not necessarily indicative of actual results that would have occurred had the acquisition been consummated at January 1, 1998, or of future operations of the combined companies.

4. DEFERRED PUBLISHING COSTS

     Deferred publishing costs at December 31, 1998, 1999 and June 30, 2000 are summarized as follows:

                                                        1998         1999         2000
                                                     ----------   ----------   ----------
Author fees........................................  $  520,676   $  611,513   $1,565,256
License and content fees...........................      68,219      377,411      485,955
Design costs.......................................     474,842      901,485    1,233,093
                                                     ----------   ----------   ----------
          Total deferred publishing costs..........   1,063,737    1,890,409    3,284,304
Less long-term portion.............................     392,688      690,670    1,298,763
                                                     ----------   ----------   ----------
          Total current deferred publishing
            costs..................................     671,049    1,199,739    1,985,541
Less accumulated amortization......................    (574,000)    (825,880)  (1,610,450)
                                                     ----------   ----------   ----------
  Current deferred publishing costs, net...........  $   97,049   $  373,859   $  375,091
                                                     ==========   ==========   ==========

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

5. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1998 and 1999 and June 30, 2000 are summarized as follows:

                                                 DEPRECIABLE
                                                    LIVES         1998         1999          2000
                                                 -----------   ----------   -----------   -----------
Fixtures and furniture.........................     7 years    $  108,502   $   190,882   $   232,893
Computer equipment.............................     3 years     1,728,240     3,747,937     5,495,729
Software (external and internally developed)...   1-3 years       251,749     1,126,662     1,890,835
Leasehold improvements.........................   3-7 years        12,815       144,560       804,094
                                                               ----------   -----------   -----------
Total..........................................                 2,101,306     5,210,041     8,423,551
                                                               ----------   -----------   -----------
Less accumulated depreciation..................                  (793,903)   (1,771,646)   (2,916,167)
                                                               ----------   -----------   -----------
Property and equipment, net....................                $1,307,403   $ 3,438,395   $ 5,507,384
                                                               ==========   ===========   ===========

     Certain property and equipment is pledged as collateral for notes payable and capital leases.

6. CREDIT FACILITY

     During 1998 and part of 1999 Total Sports maintained a line of credit facility with a commercial lending institution in the amount of $3,500,000. This line of credit bore interest at the LIBOR Market Index Rate plus 1.50% (6.60% at December 31, 1998). Subsequent to December 31, 1998, Total Sports entered into a series of renewals for the credit facility, which extended the maturity date to November 30, 1999 and increased the facility by $500,000 until October 5, 1999 at the same terms and conditions. This credit facility was secured by Total Sports' property and equipment and personally guaranteed by Total Sports' Chairman and Chief Executive Officer. The line of credit facility was paid in full during November 1999 with the proceeds of the Series D preferred stock offering.

     In March 1999, Total Sports renewed an irrevocable letter of credit for the benefit of an office equipment vendor in the amount of $47,000. This letter of credit expired on February 2, 2000.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

7. NOTES PAYABLE

     Notes payable outstanding at December 31, 1998, 1999 and June 30, 2000 are as follows:

                                                              1998        1999         2000
                                                            --------    --------    ----------
Notes Payable:
  Note payable for baseball publication assumed in Sports
     Extra Acquisition, payable in annual installments of
     $6,992 each January 1 through 2001, including
     interest at 7.2%.....................................  $ 18,287    $ 12,886    $    6,523
  Note payable for baseball, football and basketball
     databases, Payable in $5,000 installments on January
     1 and June 1 each year through June 1, 2005,
     including interest at 7.2%...........................    54,109      47,913        41,273
  Note payable for hockey database license, payable in
     annual installments of $50,000 on August 1 through
     2002, and payments of $75,000 on August 1, 2003 and
     2004, including interest at 7.2%.....................   271,107     240,673       240,673
                                                            --------    --------    ----------
     Total notes payable:.................................   343,503     301,472       288,469
Less current maturities of notes payable..................    42,392      43,241        46,364
                                                            --------    --------    ----------
Notes payable, net of current maturities..................  $301,111    $258,231    $  242,105
                                                            ========    ========    ==========
Notes Payable -- Related Parties:
  Promissory note payable to First Raleigh Telex, payable
     monthly through March 2002 with interest at 9.0%,
     collateralized by computer/digital equipment.........  $     --    $ 89,384    $   67,037
  Promissory notes payable to preferred shareholders for
     bridge loans payable on December 31, 2000 with
     interest at 9.0%.....................................        --          --     3,736,641
  Note payable to related party due December 31, 1999,
     with interest at 8%..................................        --      20,000            --
                                                            --------    --------    ----------
     Total notes payable -- related parties...............        --     109,384     3,803,678
Less current maturities of notes payable -- related
  parties.................................................        --      58,307     3,766,581
                                                            --------    --------    ----------
Notes payable -- related parties, net of current
  maturities..............................................  $     --    $ 51,077    $   37,097
                                                            ========    ========    ==========

     Long-term debt maturing after one year as of December 31, 1999 is as follows: 2000 -- $101,548; 2001 -- $92,764; 2002 -- $54,810; 2003 -- $73,493;
2004 -- $78,782 and thereafter -- $9,459.

     In conjunction with the note payable for hockey databases, Total Sports issued a warrant for 20,000 shares of common stock at an exercise price of $7.106 per share, exercisable within 10 years.

     In conjunction with the notes payable for bridge loans, Total Sports issued warrants for 50,346 shares of Series D Preferred Stock at an exercise price of $16.59 per share, exercisable at any time prior to May 31, 2010 or the closing of the Company's sale of all or substantially all of its assets or acquisition of the Company.

8. LEASE COMMITMENTS

     Total Sports leases certain equipment under various operating leases. These leases contain renewal clauses for terms of one to three years, with adjustments in annual rentals for inflationary increases. Rental expense charged to operations for all operating leases totaled approximately $102,000 during 1997, $371,000 during 1998 and $649,000 during 1999. As of December 31, 1999, future minimum lease

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

commitments on leases that had initial or remaining non-cancelable lease terms of one year or longer, are as follows:

2000.............................................  $  613,800
2001.............................................     605,506
2002.............................................     597,483
2003.............................................     534,762
2004.............................................     497,130
                                                   ----------
Total minimum lease payments.....................  $2,848,681
                                                   ==========

     Total Sports leases certain computer equipment under noncancelable leasing arrangements, collateralized by the equipment, which are classified as capital leases. The asset balance related to capital leases totaled $252,153 and $775,426 at December 31, 1998 and 1999. Amortization expense related to assets from capitalized leases was $36,696 and $145,094 for the years ended December 31, 1998 and 1999.

     As of December 31, 1999, future minimum lease payments for capital leases that have initial or remaining terms in excess of one year are as follows:

2000........................................................  $372,120
2001........................................................   244,065
2002........................................................    34,931
                                                              --------
Total minimum lease payments................................   651,116
Less amount representing executory costs....................    18,253
                                                              --------
Net minimum payments due....................................   632,863
Less amount representing interest (11% to 26%)..............    81,147
                                                              --------
Present value of future minimum lease payments..............   551,716
Less current portion........................................   282,867
                                                              --------
Long-term portion of capital lease obligations..............  $268,849
                                                              ========

     On August 8, 1999, Total Sports entered into a ten-year lease for office space with First Raleigh Telex, LLC. Frank Daniels, Jr., a Total Sports director and stockholder, is the beneficial owner of First Raleigh Telex.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

9. INCOME TAXES

     The components of Total Sports' net deferred tax asset (liability) as of December 31, 1998 and 1999, is as follows:

                                                      1998            1999
                                                   -----------    ------------
Deferred tax assets:
  Net operating loss carryforwards...............  $ 5,355,000    $ 12,533,000
  Accrued vacation and salaries..................       98,000         218,000
  Bad debt and sales return reserves.............      173,000         407,000
  Inventory allowance............................      129,000         210,000
  Depreciation...................................       79,000          64,000
  Amortization of goodwill.......................      255,000         391,000
  Capitalized development costs..................                       98,000
  Other..........................................       43,000          55,000
                                                   -----------    ------------
  Total deferred tax assets......................    6,132,000      13,976,000
  Valuation allowance............................   (6,132,000)    (13,976,000)
                                                   -----------    ------------
  Net deferred tax assets........................  $        --    $         --
                                                   ===========    ============

     Based on management's evaluation of the positive and negative evidence impacting the realizability of the deferred tax assets, a valuation allowance has been provided. Management has considered Total Sports' history of losses and concluded that as of December 31, 1998 and 1999, and June 30, 2000, the net deferred tax assets should be fully reserved as it is more likely than not the deferred tax assets will not be realized.

     For the periods ended December 31, 1997, 1998 and 1999, reported income taxes differ from income tax benefit that would result from applying the federal statutory rate of 34% to pretax loss due to the following:

                                                 1997           1998           1999
                                              -----------    -----------    -----------
Computed expected tax benefit...............  $(1,411,000)   $(4,026,000)   $(7,422,000)
State income tax benefit, net of federal
  benefit...................................     (212,000)      (605,000)    (1,116,000)
Amortization................................       62,000         85,000        571,000
Advertising.................................           --             --        298,000
Other.......................................        7,000        (32,000)       219,000
Change in valuation allowance...............    1,554,000      4,578,000      7,450,000
                                              -----------    -----------    -----------
Income tax benefit..........................  $        --    $        --    $        --
                                              ===========    ===========    ===========

     During 1999, Total Sports acquired deferred tax assets relating to net operating loss carryforwards of approximately $394,000 from the Long Distance Technologies acquisition. These deferred tax assets were fully reserved for at the acquisition date as it was more likely than not the assets would not be realized.

     Total Sports has operating and economic loss carryforwards of approximately $32,000,000 at December 31, 1999 expiring 2012 through 2019, which can be offset against future federal and state taxable income. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which might cause limitations in the amount of net operating losses that Total Sports may utilize in any one year include, but are not limited to, a cumulative change in ownership of more than 50% over a three-year period. At December 31, 1999, the effect of such limitations, if imposed, is not expected to be significant.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

10. SERIES A REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

Series A Redeemable Preferred Stock

     In June 1997, Total Sports raised net proceeds of $750,998 from the issuance of 100,000 shares of Series A redeemable preferred stock and $179,000 from the issuance of warrants to purchase 365,218 shares of common stock at $0.01 per share to one institutional investor and one individual investor. These warrants expire in June 2007 and are exercisable upon the occurrence of an extraordinary event. An extraordinary event is defined as follows:

     - A merger, consolidation, sale or reorganization in which Total Sports or any of its subsidiaries is not the surviving corporation and in which the warrant holders receive cash or securities.

     - The consummation of a registered public offering of common stock or other equity interests of Total Sports.

     - A sale, lease or exchange, directly or indirectly, of all or substantially all of the property and assets of Total Sports, whether or not in the ordinary course of business, in which the warrant holders receive cash or securities.

     In conjunction with the execution of the Series A offering, Total Sports issued to the placement agent warrants to purchase 6,598 shares of common stock with an exercise price of $3.44 per share. The warrants expire upon the earliest to occur of (a) June 2002, (b) the acquisition of Total Sports or (c) the consummation of an initial public offering of common stock or other equity interests of Total Sports. Concurrent with the Series A offering, an advance from a stockholder of $250,000 was converted into 25,000 shares of Series A stock.

     Unless previously redeemed, all shares of Series A stock shall, at the option of the holders of a majority of the issued and outstanding shares of Series A stock, be redeemed by Total Sports at a price per share of $10.00 plus all accrued and unpaid dividends upon the earlier of (a) June 2, 2002 or (b) an extraordinary or liquidating event, as defined above. The carrying value of the Series A stock is increased by periodic accretion, in the form of accrued dividends, so that the carrying value will equal the mandatory redemption value on the mandatory redemption date of June 2, 2002. Such accretion totaled $16,680 in 1997, $47,645 in 1998, $44,005 in 1999, $21,905 for the six months ended June
30, 1999 and $22,040 for the six months ended June 30, 2000.

     Upon the occurrence of an extraordinary event, as defined above, Series A stockholders will calculate the annual internal rate of return on the common stock exercisable under their warrants. If the internal rate of return is less than 45%, then the stockholders may require redemption by Total Sports at a price per share of $10.00 plus all accrued and unpaid dividends. If the internal rate of return is greater than 45%, then Total Sports may redeem the Series A stock and all accrued and unpaid dividends at the extraordinary event redemption price of $0.01 per share. At December 31, 1999, the price per share required to achieve greater than 45% internal rate of return was $8.67.

Series B Convertible Preferred Stock

     In November 1997, Total Sports raised net proceeds of $1,936,935 from the issuance of 445,263 shares of Series B stock to an institutional investor and several individual investors. In conjunction with this transaction, Total Sports issued to the placement agent warrants to purchase 8,285 shares of common stock with an exercise price of $4.94 per share. Such warrants expire upon the earliest to occur of (a) June 2002, (b) the acquisition of Total Sports or (c) the consummation of an initial public offering of common stock or other equity interests of Total Sports.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

Series C Convertible Preferred Stock

     In August 1998, Total Sports raised net proceeds of $9,775,971 from the issuance of 1,418,200 shares of Series C stock to both institutional and individual investors. In conjunction with this transaction, Total Sports issued to the placement agent warrants to purchase 31,458 shares of common stock with an exercise price of $7.82 per share. Such warrants expire upon the earliest to occur of (a) June 2003, (b) the acquisition of Total Sports or (c) the consummation of an initial public offering of common stock or other equity interests of Total Sports.

Series C1 Convertible Preferred Stock

     In December 1998, Total Sports received a $1,000,000 contribution of capital towards the purchase of Series C1 stock from several existing stockholders. In January and April 1999, Total Sports raised net proceeds of $5,780,356, $1,000,000 of which was advanced by existing stockholders in December 1998, from the issuance of 630,756 shares of Series C1 stock to both institutional and individual investors. In conjunction with these transactions, Total Sports issued to the placement agent warrants to purchase 12,907 shares of common stock with an exercise price of $10.44 per share. Such warrants expire upon the earliest to occur of (a) January 2004, (b) the acquisition of Total Sports or (c) the consummation of an initial public offering of common stock or other equity interests of Total Sports.

Series D Convertible Preferred Stock

     On November 12, 1999, Total Sports raised net proceeds of $23,449,428 from the issuance of 2,140,873 shares of Series D preferred stock and $10,579,073 from the issuance of warrants exercisable for an aggregate 963,370 shares of Series D1 preferred stock, at an exercise price of $16.59 per share, to a venture capital fund, various companies and several individual investors. The Series D and D1 preferred stock is initially convertible into common stock on a ratio of one-to-one. In the event that the per share price of common stock sold in an initial public offering is less than $33.18, the conversion ratio of the Series D preferred stock will be adjusted so that holders of Series D preferred stock will be entitled to receive additional common stock so that each preferred share will be convertible into $33.18 of common stock. Under the provision of Emerging Issues Task Force Abstract 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, in the event of an initial public offering, Total Sports will be required to record the beneficial conversion features associated with the Series D preferred as a dividend of $24,938,000. This non-cash dividend will be credited to additional paid in capital. In conjunction with this transaction, Total Sports issued 46,004 agents warrants to purchase common stock at an exercise price of $18.25 per share. Such warrants are exercisable upon the occurrence of an extraordinary event, as defined above, and expire in November 2003.

Series E Convertible Preferred Stock

     In connection with the NBC Sports advertising and promotion agreement discussed in Note 10, NBC Sports received 811,423 stock units of Total Sports valued at $16.59 per unit. Each stock unit consisted of one share each of Total Sports' common stock and Series E Convertible Preferred Stock. The Series E stock provides NBC Sports with a liquidation preference above common stockholders but subordinate to all other preferred stockholders in the event of a merger, acquisition or other liquidating event. The Series E shares are convertible into one share of common stock for every 100,000 shares of Series E stock at the option of NBC Sports at any time, and automatically convert into common shares upon completion of an initial public offering by Total Sports. The Series E shares are not entitled to dividends and have voting rights limited to matters that would adversely affect the rights of the Series E shares.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

Senior Employee Preferred Stock

     In May 2000, Total Sports granted stock options to employees to acquire shares of Total Sports' senior employee preferred stock. The senior employee preferred shares are entitled to dividends subject to the dividend preferences of the Series A, Series B, Series C, Series C1, Series D, and Series D1 shares. The employee preferred shares are entitled to vote a number of votes equal to the number of common shares into which the senior employee preferred shares could be converted. The senior employee preferred stockholders have liquidation preference above all other preferred stockholders and common stockholders in the event of a merger, acquisition or other liquidating event. The senior employee preferred shares are convertible into one share of common stock for every share of senior employee preferred stock at the option of the holder at any time, and automatically convert into common shares upon completion of an initial public offering by Total Sports.

Preferred Stock Conversion Rights

     Each holder of Series B, Series C, and Series C1 stock shall have the right to convert all or any portion of such shares at any time into shares of Total Sports' common stock at an initial conversion rate of 1:1. Upon either completion of a public offering of common stock of at least $20 million and a per share price greater than $7.106 or the written consent of 80% of the Series B, Series C, and Series C1 stockholders, all of the outstanding Series B, Series C, and Series C1 shares automatically convert into shares of common stock at the conversion rate then in effect. As discussed above, the Series D stock has beneficial conversion features contingent upon the per share price of common stock sold in an initial public offering. The Series E stock automatically converts into one share of common stock for every 100,000 shares of Series E stock upon completion of an initial public offering. The senior employee preferred stock automatically converts into one share of common stock upon completion of an initial public offering.

Preferred Stock Dividend Rights

     The holders of the Series A stock are entitled to receive cumulative dividends of $1.20 per share per annum, payable quarterly, when and if declared by Total Sports' Board of Directors. To the extent not paid on the quarterly payment date, all dividends which have accrued on each share of Series A stock outstanding during the period ending upon each quarterly payment date shall be accumulated and remain accumulated dividends with respect to such shares until paid to holders thereof. So long as any share of Series A stock remains outstanding, no dividends shall be paid upon, or declared or set apart for, the Series B convertible preferred stock, the Series C convertible preferred stock, the Series C1 convertible preferred stock, the Series D convertible preferred stock or common stock or any other class of stock, unless and until all cumulative dividends on the then outstanding Series A stock for all past dividend periods have been or concurrently shall be paid. Dividends of $127,500, $150,000 and $150,000 were accrued on the Series A stock in 1997, 1998 and 1999, respectively. These dividends, in addition to the accreted dividends discussed above, are reflected as the total increases in the carrying value of Series A stock in the accompanying consolidated financial statements.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

     After all cumulative dividends on the then outstanding shares of Series A stock for all past dividend periods have been paid, the holders of Series B, Series C, Series C1 and Series D stock are entitled to receive the following pro-rata annual dividends per share, payable quarterly, when declared by Total Sports' Board of Directors:

Series B.....................................  $0.54
Series C.....................................  $0.85
Series C1....................................  $1.14
Series D.....................................  $1.99
Series D1....................................  $1.99

     To the extent not paid on the quarterly payment date, all dividends which have accrued on each share of Series B, Series C, Series C1, Series D and Series D1 stock outstanding during the period ending upon each quarterly payment date shall be accumulated and remain accumulated dividends with respect to such shares until paid to holder thereof or converted into shares of common stock in accordance with the conversion privileges. Upon conversion of Series B, Series C, Series C1, Series D and Series D1 stock into shares of common stock in accordance with the conversion privileges, any outstanding accumulated dividends shall be forfeited upon such conversion. Subject to the restrictions referred to above related to Series A dividends, if any shares of Series B, Series C, Series C1, Series D and Series D1 stock remain outstanding on September 30, 2004, then all accumulated and unpaid dividends on Series B, Series C, Series C1, Series D and Series D1 stock shall be paid in cash to the holders thereof.

     At December 31, 1999, cumulative unpaid dividends on the Series B, Series C, Series C1, Series D and Series D1 stock were as follows:

Series B.................................  $  721,326
Series C.................................   1,899,926
Series C1................................     745,168
Series D.................................   1,632,357
Series D1................................          --
                                           ----------
  Total..................................  $4,998,778
                                           ==========

     No dividends have been declared on the Series B, Series C, Series C1, Series D and Series D1 stock and accordingly no liability has been recorded.

     The Series E convertible preferred stock is not entitled to dividends.

     The senior employee preferred shares are entitled to dividends subject to the dividend preferences of the Series A, Series B, Series C, Series C1, Series D, Series D1

Preferred Stock Liquidation Privileges

     Upon the dissolution, liquidation, or winding up of Total Sports, whether voluntary or involuntary, each share of senior employee preferred stock shall be entitled to receive consideration calculated by dividing 8% of the aggregate consideration by the number of outstanding senior employee preferred shares. The holders of the senior employee preferred stock will receive any distribution prior to the holders of any other series of preferred stock and common stock. Upon the dissolution, liquidation, or winding up of Total Sports, whether voluntary or involuntary, the holders of outstanding Series A stock shall be entitled to receive $10 in cash for each share of Series A stock, together with all accrued and unpaid dividends, after all obligations to the senior employee preferred stockholders have been satisfied. If upon such liquidating event the assets of Total Sports are insufficient to permit the payment of the Series A liquidation value,

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

the assets of Total Sports shall be distributed to the holders of Series A stock ratably until the holders shall have received the full amount to which they would otherwise be entitled.

     Upon the dissolution, liquidation, or winding up of Total Sports, whether voluntary or involuntary, the holders of outstanding Series B, Series C, Series C1, Series D and Series D1 stock shall be entitled to receive, after all obligations to the senior employee preferred stockholders and the Series A stockholders have been satisfied, the following liquidation rates in cash for each share of Series B, Series C, Series C1, Series D and Series D1 stock, together with all accrued and unpaid dividends:

Series B...................................  $ 4.492
Series C...................................  $ 7.106
Series C1..................................  $ 9.490
Series D...................................  $33.180
Series D1..................................  $16.590

     If upon such liquidating event, the assets of Total Sports are insufficient to permit the payment of the Series B, Series C, Series C1, Series D and Series D1 liquidation values, the assets of Total Sports shall be distributed to the holders of Series B, Series C, Series C1, Series D and Series D1 stocks ratably until the holders shall have received the full amount to which they would otherwise be entitled.

     Upon the dissolution, liquidation, or winding up of Total Sports, whether voluntary or involuntary and after the payment in full of the Series A, Series B, Series C, Series C1, Series D and Series D1 liquidation preferences, the holders of outstanding Series E stock shall be entitled to receive for each share of Series E preferred stock cash for the amount by which $32.11 exceeds the amount distributable to each share of common stock.

Preferred Stock Covenants

     All of Total Sports' preferred stock investment agreements contain covenants restricting the ability of Total Sports and any of its subsidiaries without prior written consent to among other things:

     - Incur or assume additional indebtedness or obligations

     - Incur liens

     - Engage in mergers, acquisitions or asset sales

     - Declare dividends or redeem or repurchase capital stock

     - Engage in transactions with affiliates

Common Stock

     Total Sports was originally capitalized with cash of $650,000 from a founding stockholder. In February 1997, Total Sports issued 961,291 shares to founders and related parties in connection with the incorporation of Total Sports.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

     As discussed in Note 3, Total Sports has issued common stock as consideration in connection with the following acquisitions:

                                                                    NUMBER OF
              ACQUIRED ENTITY                 TRANSACTION DATE    COMMON SHARES
              ---------------                 -----------------   -------------
Sports Extra................................     March 31, 1997      290,323
DesigNet....................................  December 22, 1997       33,142
Total College Communications................       June 2, 1998      418,971
Long Distance Technologies..................       June 4, 1999      284,401

     In May 1997, Total Sports issued warrants to purchase 16,200 shares of common stock to two founding stockholders exercisable at $3.42 per share and expiring upon the earliest to occur of (a) May 2007, (b) the acquisition of Total Sports or (c) the consummation of an initial public offering of common stock or other equity interests of Total Sports. No value was attributed to these warrants using the Black-Scholes model, because the exercise price was significantly greater than the market value of the common stock on the date of grant. The fair value of the common stock warrants was calculated on the date of the grant with the following assumptions: dividend yield of 0%; volatility of 70%; risk-free rates of approximately 6%; and expected lives of 10 years.

     During 1998, the Chairman and Chief Executive Officer received 37,100 shares of common stock valued at $1.15 per share for his personal guarantee of Total Sports' line of credit. The total value of these shares, as determined by independent valuations, has been included in interest expense for the year ended December 31, 1998.

     On March 26, 1999, in connection with the refinancing of the $3,500,000 line of credit as discussed in Note 6, Total Sports' Board of Directors approved the issuance of 18,550 shares of common stock valued at $1.55 per share to its Chairman and Chief Executive Officer. The Chairman and Chief Executive Officer received these shares for his personal guarantee of Total Sports' line of credit until July 15, 1999. The total value of these shares has been included in interest expense for the year ended December 31, 1999.

     The terms of Total Sports' Restated Certificate of Incorporation prohibit the payment of dividends to common stockholders prior to payment of all accumulated dividends on preferred stock.

11. NBC SPORTS AGREEMENT

     On November 12, 1999, Total Sports entered into an agreement with NBC Sports, Inc. for promotion and advertising services. NBC Sports received 811,423 stock units of Total Sports valued at $16.59 per stock unit in exchange for $17.4 million of on-air promotion and marketing of all of Total Sports' TotalCasts for which it has the broadcast rights over a 51-month period. NBC Sports will calculate the value of the promotion delivered at 100% of the rate charged by NBC Sports to other customers for similar promotions during the time period. Each stock unit issued to NBC Sports consisted of one share each of Total Sports' common stock and Series E convertible preferred stock. NBC Sports also received one seat on the Board of Directors of Total Sports. See Note 10 for discussion of the rights and privileges of the Series E preferred stock.

     The original stock units issued to NBC Sports are "earned" as NBC Sports provides advertising to Total Sports. Advertising expense relating to the earned shares will be valued and recorded by Total Sports at the average fair value of the common stock during the period in which the advertising was provided, up to $21.41 per share. The prepaid advertising from NBC Sports and the unearned shares outstanding at each reporting date will be remeasured at the then-current fair value of the common stock, up to $21.41 per share. The prepaid advertising due from NBC Sports has been recorded as a debit to prepaid

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

advertising within the stockholders' equity (deficiency) section of the accompanying balance sheet for the year ended December 31, 1999. Total Sports recognized a non-cash charge to advertising expense of approximately $877,000 in 1999 and $687,000 during the six months ended June 30, 2000 relating to advertising provided by NBC Sports under the agreement.

     To the extent that NBC Sports does not meet the scheduled amount of promotion during any quarter, NBC Sports will make up such shortfall the next quarter or by June 30 of the following year. In the event any shortfall has not been made up, NBC Sports is required to either pay the amount of such shortfall back to Total Sports in cash or return common stock (plus any "Additional Shares" issued in respect thereof as described below) equal to the amount of such shortfall calculated using a value of $21.41 per share. If NBC Sports returns common stock under the above terms, they must also return a pro rata portion of the 811,423 Series E preferred shares.

     If an advertising shortfall occurs that is not resolved to the satisfaction of both parties, management of Total Sports expects NBC Sports to return common stock if the fair value of the common stock is less than $21.41 per share. If the fair value of the common stock exceeds $21.41 per share, management expects NBC Sports to pay cash equal to the advertising shortfall. This expectation is based on the economic benefit that NBC Sports will receive from remitting either common stock or cash as consideration for the advertising shortfall, whichever has the lowest fair value. In instances where the fair value of Total Sports' common stock exceeds $21.41 per share, then the stock to be returned under the agreement (calculated using $21.41 per share) would have a higher fair value than the required cash payment. In this event, NBC Sports would remit the cash payment. The practical obligation of NBC Sports to pay cash for an advertising shortfall if the fair value of the common stock is greater than $21.41 per share is deemed to be a disincentive for nonperformance sufficiently large enough so as to constitute a performance commitment on the part of NBC Sports. Therefore, in accordance with Emerging Issues Task Force Abstract 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, the shares earned by NBC Sports will be valued and recorded at the average fair value of the common stock during the period in which the advertising was provided, up to $21.41 per share. When the fair value of the common stock exceeds $21.41 per share, the value of the advertising provided is capped at $21.41 per share.

     In the event that an initial public offering of Total Sports common stock is consummated at a price less than $32.11 per share, then Total Sports will issue additional shares of common stock ("Additional Shares") to NBC Sports in an amount such that NBC Sports receives stock worth $32.11 for each share originally issued to them. The issuance of Additional Shares would result in a credit to common stock for the fair value of the Additional Shares, a debit to prepaid advertising, and a debit to advertising expense equal to the pro rata portion of the original stock units issued to NBC Sports that have been earned. The Additional Shares will be remeasured at each reporting date based on the then-current fair value of the common stock. If Additional Shares are issued, the per share price at which NBC Sports has a disincentive to return the shares will be lowered from $21.41 per share to a calculated value based on the total number of shares issued. However, in no case will shares issued with a fair value greater than $21.41 per share be remeasured to a lower per share value until the fair value of the common stock drops below that per share price.

     If Total Sports secures rights from the National Basketball Association (the "NBA") to provide events coverage of NBA and Women's NBA (the "WNBA") regular season games before July 31, 2000 (the "NBA Rights"), NBC Sports will commit to deliver an additional $8.0 million of promotion of Total Sports' coverage of NBA/WNBA events, subject to NBC Sports' ownership of television broadcast rights for those events and NBC Sports' receipt of permission from the NBA (at no cost to NBC Sports) to run the promotion. The value of the additional promotion will be calculated by NBC Sports at 100% of the

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

rate charged by NBC Sports to other customers for similar promotions during the time period. Within 60 days of Total Sports' receiving the events coverage rights from the NBA, NBC Sports and Total Sports shall agree on a schedule for the additional promotion commitment.

     In return for its additional NBA/WNBA promotion commitment described above, NBC Sports would receive $8.0 million in additional shares of Total Sports' common stock. If Total Sports' common stock is not publicly traded on a nationally recognized exchange, the additional shares will be granted at price per share equal to the lower of (1) $25.69 or (2) the price per share associated with Total Sports' round of private cash financing of at least $10.0 million completed most recently prior to the acquisition of such NBA Rights, with such price per share increased at a rate of 1% per month, compounded monthly, with such increase commencing on the date of the closing of the private financing. If shares of Total Sports' common stock are publicly traded on a nationally recognized exchange, the additional shares would be granted at the 30-day trailing average closing price as of the date on which Total Sports obtained the NBA Rights in writing.

     As of August 1, 2000, Total Sports had not secured the NBA Rights.

12. STOCK OPTIONS AND WARRANTS

Stock Options

     Total Sports has a stock option plan pursuant to which employees, officers, and directors of Total Sports may be granted stock options to acquire up to a maximum of 1,185,000 shares of Total Sports' common stock. On March 26, 1999, the Board of Directors approved an increase in the employee option pool to 10% of fully diluted shares outstanding. This resulted in an increase of approximately 470,000 shares. Generally, options granted vest over a three-year period as follows: 25% at the end of year one, an additional 25% at the end of year two and the remaining 50% at the end of year three. Certain 1999 and 2000 grants vest monthly over a 3-year period. Incentive stock option exercise prices are no less than 100% of the fair market value of the common stock at the date of grant, as determined by Total Sports' Board of Directors. Non-qualified stock options issued to directors have an exercise price of $0.01. Vested options may be exercised for a period of up to ten years from the date of grant.

     A summary of the changes in Total Sports' option plan as of and for the periods ended December 31, 1997, 1998 and 1999 and June 30, 1999 and 2000 is presented below:

                          DECEMBER 31, 1997    DECEMBER 31, 1998     DECEMBER 31, 1999       JUNE 30, 1999         JUNE 30, 2000
                          ------------------   ------------------   -------------------   -------------------   --------------------
                                   WEIGHTED-            WEIGHTED-             WEIGHTED-             WEIGHTED-              WEIGHTED-
                                    AVERAGE              AVERAGE               AVERAGE               AVERAGE                AVERAGE
                                   EXERCISE             EXERCISE              EXERCISE              EXERCISE               EXERCISE
                          SHARES     PRICE     SHARES     PRICE     SHARES      PRICE     SHARES      PRICE      SHARES      PRICE
                          ------   ---------   ------   ---------   -------   ---------   -------   ---------   --------   ---------
Outstanding at beginning
  of year...............      --     $  --     20,538     $0.50      90,613    $ 0.66      90,613     $0.66      468,773    $ 9.37
  Granted...............  20,538      0.50     77,444      0.71     405,207     10.99     305,924      9.68      674,357     11.64
  Exercised.............      --        --       (280)     0.50     (13,109)     1.13     (11,741)      .86       (9,199)     1.52
  Terminated............      --        --     (7,089)     0.71     (13,938)     7.84      (3,460)     7.11     (245,385)    11.39
                          ------               ------               -------               -------               --------
Outstanding at end of
  year or period........  20,538     $0.50     90,613     $0.66     468,773    $ 9.37     381,336     $7.83      888,546    $10.62
                          ======               ======               =======               =======               ========
Options exercisable at
  year-end or period....      --     $  --      9,437     $0.50      62,217    $ 7.07      19,654     $6.24      133,606    $ 9.47
                          ======               ======               =======               =======               ========

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

     The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                 OPTIONS OUTSTANDING
                  -------------------------------------------------        OPTIONS EXERCISABLE
                                WEIGHTED-AVERAGE                      ------------------------------
                    NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------   -----------   ----------------   ----------------   -----------   ----------------
    $ 0.01           27,600             9               $ 0.01           3,461           $ 0.01
      0.50           19,328             8                 0.50           6,972             0.50
      0.55           11,131             3                 0.55           5,566             0.55
      0.75           31,197             8                 0.75           2,288             0.75
      1.25            8,267             9                 1.25           2,067             1.25
      1.50            2,424             9                 1.50             606             1.50
     10.20          278,843             9                10.20          40,104            10.20
     16.59           89,983            10                16.59           1,153            16.59
                    -------                                             ------
                    468,773             9               $ 9.37          62,217           $ 7.07
                    =======                                             ======

     The following table summarizes information about fixed stock options outstanding at June 30, 2000:

                                 OPTIONS OUTSTANDING
                  -------------------------------------------------        OPTIONS EXERCISABLE
                                WEIGHTED-AVERAGE                      ------------------------------
                    NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------   -----------   ----------------   ----------------   -----------   ----------------
    $ 0.01           47,600             9               $ 0.01            9,254          $ 0.01
      0.50           10,548             9                 0.50            2,346            0.50
      0.55           13,495             2                 0.55            5,565            0.55
      0.75           20,793             8                 0.75            4,195            0.75
      1.25            2,183             8                 1.25              561            1.25
      1.50            1,160             8                 1.50               --            1.50
     10.20          208,852             9                10.20           59,909           10.20
     12.00          526,260            10                12.00           46,486           12.00
     16.59           57,655             9                16.59            5,290           16.59
                    -------                                             -------
                    888,546             9               $10.62          133,606          $ 9.47
                    =======                                             =======

     During 1997, 1998, 1999, and the six months ended June 30, 1999 and 2000 the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                             DECEMBER   DECEMBER     DECEMBER      JUNE     JUNE
                                               1997       1998         1999        1999     2000
                                             --------   --------   ------------   ------   -------
Exercise price less than market price on
  date of grants:
  Weighted-average exercise price..........    $  --      $0.71          $ 9.40    $9.68    $ 0.01
  Weighted-average grant-date fair value...    $  --      $0.42          $ 3.01    $2.39    $11.99
Exercise price equal to market price on
  date of grants:
  Weighted-average exercise price..........    $0.50      $  --          $16.59    $  --    $12.00
  Weighted-average grant-date fair value...    $0.47      $  --          $ 2.17    $  --    $ 1.95
Dividend yield.............................        0%         0%              0%       0%        0%
Risk-free interest rate....................        6%         5%              6%       6%        6%
Expected lives.............................  4 years    3 years    1 to 3 years   1 year   3 years

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

     Total Sports recognized compensation expense for stock-based compensation awards of approximately $146,000 in 1998 and $106,000 in 1999, $2,000 in the six months ended June 30, 1999 and $47,000 in the six months ended June 30, 2000. No compensation expense for stock-based awards was recognized in 1997. Had compensation cost for stock options granted in 1997, 1998 and 1999 been determined consistent with SFAS No. 123, the effect on Total Sports' net loss for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 would have been to increase the net loss by $500 in 1997, $7,000 in 1998, $89,000 in 1999, $21,000 in the six months ended June 30, 1999 and $293,000 in the six months ended 2000 and would not have changed basic or diluted net loss per share in 1997 or 1998. Basic and diluted loss from continuing operations per share would change for the year ended December 31, 1999 from $10.52 to $10.57 and for the six months ended June 30, 1999 from $3.73 to $3.74 and for the six months ended June 30, 2000 from $10.23 to $10.38.

Senior Employee Preferred Stock Options

     On May 15, 2000, Total Sports issued options for 3,186,866 shares of Total Sports' senior employee preferred stock. These options vest 25% every six months over a two-year period and have terms of ten years. Additionally, upon a sale of all or substantially all the assets of Total Sports or a merger, 50% of the then unvested options shall terminate upon the transaction's consummation. The options have an exercise price of $1.00 per share, grant date fair values of $.42, and remaining contractual lives of approximately 10 years. The fair value of the senior employee preferred stock options was calculated on the dates of grant with the following assumptions: volatility of 0%; dividend yield of 0%; risk-free rates of approximately 6%; and lives of three years.

Common Stock Warrants

     Total Sports granted common stock warrants to preferred stockholders and issued agent's warrants in connection with financing transactions during 1997, 1998 and 1999. All warrants granted have terms of five to ten years. All warrants are fully exercisable at December 31, 1999 and June 30, 2000 except for 365,218 warrants that are exercisable upon an extraordinary event defined as a reorganization, merger, initial public offering, sale of all assets or sale of substantially all assets. A summary of the outstanding common stock warrants as of December 31, 1997, 1998 and 1999 and June 30, 1999 and 2000 and changes during the period February 20, 1997 through December 31, 1997, the years ended December 31, 1998 and 1999, and six months ended June 30, 1999 and 2000 is presented below:

                        DECEMBER 31, 1997      DECEMBER 31, 1998      DECEMBER 31, 1999        JUNE 30, 1999
                       --------------------   --------------------   --------------------   --------------------
                                  WEIGHTED-              WEIGHTED-              WEIGHTED-              WEIGHTED-
                                   AVERAGE                AVERAGE                AVERAGE                AVERAGE
                                  EXERCISE               EXERCISE               EXERCISE               EXERCISE
                       WARRANTS     PRICE     WARRANTS     PRICE     WARRANTS     PRICE     WARRANTS     PRICE
                       --------   ---------   --------   ---------   --------   ---------   --------   ---------
Outstanding at
  beginning of year
  or period..........       --      $  --     396,301      $0.31     773,527      $3.63     773,527     $ 3.63
  Granted............  396,301       0.31     377,226       7.12     134,255      16.57      73,184      15.51
                       -------                -------                -------                -------
Outstanding at end of
  year or period.....  396,301      $0.31     773,527      $3.63     907,782      $5.54     846,711     $ 4.66
                       =======                =======                =======                =======

                          JUNE 30, 2000
                       --------------------
                                  WEIGHTED-
                                   AVERAGE
                                  EXERCISE
                       WARRANTS     PRICE
                       --------   ---------
Outstanding at
  beginning of year
  or period..........  907,782      $5.54
  Granted............       --         --
                       -------
Outstanding at end of
  year or period.....  907,782      $5.54
                       =======

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

     The estimated weighted-average grant-date fair value of common stock warrants granted during the period February 20, 1997 through December 31, 1997, the years ended December 31, 1998 and 1999, and six months ended June 30, 1999 and 2000 are as follows:

                                               DECEMBER    DECEMBER    DECEMBER     JUNE     JUNE
                                                 1997        1998        1999       1999     2000
                                               --------    --------    --------    ------    ----
Exercise price less than market price on date
  of grants:
  Weighted-average exercise price............   $0.01       $  --       $   --     $   --     $--
  Weighted-average grant-date fair value.....   $0.49       $  --       $   --     $   --     $--
Exercise price greater than market price on
  date of grant:
  Weighted-average exercise price............   $3.43       $7.12       $16.57     $15.51     $--
  Weighted-average grant-date fair value.....   $  --       $  --       $ 4.42     $ 3.31     $--

     The fair value of the common stock warrants was calculated on the dates of grant with the following assumptions: volatility of approximately 70%; dividend yield of 0%; risk-free rates of approximately 5-6%; and lives of five to ten years.

     The following table summarizes information about common stock warrants outstanding at December 31, 1999 and June 30, 2000:

                             COMMON STOCK WARRANTS OUTSTANDING
                           -------------------------------------
                                          WEIGHTED-
                                           AVERAGE     WEIGHTED-
                                          REMAINING     AVERAGE
                             NUMBER      CONTRACTUAL   EXERCISE
RANGE OF EXERCISE PRICES   OUTSTANDING      LIFE         PRICE
------------------------   -----------   -----------   ---------
             $ 0.01          365,218          7         $ 0.01
    $ 3.42 - $ 3.44           22,798          7           3.43
    $ 4.49 - $ 4.94           15,553          3           4.73
    $ 7.11 - $ 7.82          369,958          5           7.17
             $10.44           12,907          4          10.44
    $16.59 - $18.25          121,348          7          17.22
                             -------
                             907,782          6         $ 5.54
                             =======

     In connection with the Series C1 financing, Total Sports issued to the placement agent warrants to purchase 12,907 shares of common stock with an exercise price of $10.44 per share during January and April 1999.

     Total Sports granted warrants to purchase 39,888 shares of common stock with an exercise price of $25.07 per share in connection with the $4,000,000 convertible promissory note payable issued during 1999. The note was converted into equity during the Series D round of preferred financing. The warrants were subsequently adjusted to be exercisable for 60,277 shares of common stock at an exercise price of $16.59 per share upon the sale of Series D preferred stock by Total Sports. The fair value of the warrants, $302,000, was calculated on the date of grant and is being amortized to interest expense over the life of the note payable. These warrants were immediately exercisable for Total Sports' common stock and expire on May 31, 2009.

     Total Sports granted warrants to purchase 18,083 shares of common stock with an exercise price of $16.59 per share in connection with $2,500,000 of convertible promissory notes payable issued during 1999. The notes were converted into equity during the Series D round of preferred financing. The fair value of

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

the warrants, approximately $187,000, was calculated on the date of the grants using the Black-Scholes option pricing model with the following assumptions; volatility of approximately 70%; dividend yield of 0%; risk-free rate of approximately 5% and lives of ten years. The fair value is being amortized to interest expense through the date the notes payable are converted into equity. These warrants were immediately exercisable for Total Sports' common stock and expire on May 31, 2009.

     In connection with the Series D financing, Total Sports issued to the placement agent warrants to purchase 46,004 shares of common stock with an exercise price of $18.25 per share during November 1999. The fair value of the warrants, $467,000, was calculated on the date of the grants using the Black-Scholes option pricing model with the following assumptions; volatility of approximately 70%; dividend yield of 0%; risk-free rate of approximately 6% and lives of five years.

Series B Preferred Warrants

     Total Sports granted warrants to purchase 73,578 shares of Series B stock to preferred stockholders in connection with bridge financing transactions during 1998. All warrants granted are immediately exercisable and have terms of ten years. The warrants have an exercise price of $4.49 per share, grant date fair values ranging from $0.42-$2.25, and remaining contractual lives of approximately eight years. The fair value was calculated on the date of the grant with the following assumptions: volatility of approximately 27%; dividend yield of 0%; risk-free rates of approximately 5%; and expected lives of ten years. These warrants will be exercisable for Total Sports' common stock upon conversion of the Series B stock.

Series D1 Preferred Warrants

     Total Sports granted warrants to purchase 963,370 shares of Series D1 stock to a venture capital fund, various companies and several individual investors in connection with the Series D financing during 1999. All warrants granted are immediately exercisable and have a term of five years. The warrants have an exercise price of $16.59 per share, with a grant date fair value of $10.50, and remaining contractual lives of approximately five years. The fair value was calculated on the date of the grant with the following assumptions: volatility of approximately 70%; dividend yield of 0%; risk-free rates of approximately 6%; and expected live of fives years. These warrants will be exercisable for Total Sports' common stock upon conversion of the Series D stock.

Series D Preferred Warrants

     Total Sports granted warrants to purchase 50,346 shares of Series D stock to preferred stockholders in connection with bridge financing transactions during 2000. All warrants granted are immediately exercisable and have a term of ten years. The warrants have an exercise price of $16.59 per share, with a grant date fair value of $10.72, and remaining contractual lives of approximately ten years. The fair value was calculated on the date of the grant with the following assumptions: volatility of approximately 70%; dividend yield of 0%; risk-free rates of approximately 6%; and expected lives of ten years. These warrants will be exercisable for Total Sports' common stock upon conversion of the Series D stock.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

13. LOSS PER SHARE

     Total Sports computes loss per share data in accordance with the requirements of Statement of Financial Accounting Standards No. 128, Earnings per share. The following table reflects the calculation of basic and diluted earnings per share.

                                           PERIOD
                                        FEBRUARY 20,
                                            1997                                     SIX MONTHS     SIX MONTHS
                                          THROUGH       YEAR ENDED     YEAR ENDED       ENDED         ENDED
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,    JUNE 30,       JUNE 30,
                                            1997           1998           1999          1999           2000
                                        ------------   ------------   ------------   -----------   ------------
Net loss applicable to common
  shareholders:
  Net loss from continuing
    operations........................  $(3,244,291)   $ (9,707,385)  $(18,524,883)  $(6,506,518)  $(19,995,466)
  Dividends on preferred stock........     (144,180)       (197,645)      (194,005)      (96,905)       (97,040)
                                        -----------    ------------   ------------   -----------   ------------
  Loss from continuing operations
    applicable to common
    shareholders......................   (3,388,471)     (9,905,030)   (18,718,888)   (6,603,423)   (20,092,506)
  Loss from discontinued operations...     (903,148)     (2,129,615)    (3,301,846)   (1,132,686)    (6,662,115)
                                        -----------    ------------   ------------   -----------   ------------
Net loss applicable to common
  shareholders........................  $(4,291,619)   $(12,034,645)  $(22,020,734)  $(7,736,109)  $(26,754,621)
                                        ===========    ============   ============   ===========   ============
Loss per share -- basic and diluted --
  Weighted-average shares
  outstanding.........................    1,214,419       1,560,903      1,778,670     1,770,552      1,964,515
                                        ===========    ============   ============   ===========   ============
  Loss from continuing operations --
    Basic and diluted.................  $     (2.79)   $      (6.35)  $     (10.52)  $     (3.73)  $     (10.23)
                                        ===========    ============   ============   ===========   ============
Net loss per share -- basic and
  diluted.............................  $     (3.53)   $      (7.71)  $     (12.38)  $     (4.37)  $     (13.62)
                                        ===========    ============   ============   ===========   ============

     The following securities and number of shares have been excluded from the diluted per share computation as they are antidilutive:

                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     JUNE 30,       JUNE 30,
                                              1997           1998           1999           1999           2000
                                          ------------   ------------   ------------   ------------   ------------
Redeemable preferred stock -- Series
  A.....................................    125,000         125,000        125,000        125,000        125,000
Convertible preferred stock -- Series
  B.....................................    445,263         445,263        445,263        445,263        445,263
Convertible preferred stock -- Series
  C.....................................         --       1,418,200      1,418,200      1,418,200      1,418,200
Convertible preferred stock -- Series
  C1....................................         --              --        630,756        630,756        630,756
Convertible preferred stock -- Series
  D.....................................         --              --      2,140,873             --      2,140,873
Convertible preferred stock -- Series
  E.....................................         --              --        811,423             --        811,423
Preferred stock warrants -- Series B....         --          73,578         73,578         73,578         73,578
Preferred stock warrants -- Series D....         --              --             --             --         50,346
Preferred stock warrants -- Series D1...         --              --        963,370             --        963,370
Common stock held in escrow.............         --              --        284,401             --             --
Common stock warrants...................    396,301         773,527        907,782        846,711        907,782
Senior employee preferred stock
  options...............................         --              --             --             --      3,186,866
Common stock options....................     20,538          90,613        468,773        381,336        888,546
Unearned common stock issued to NBC
  Sports................................         --              --        758,579             --        705,379

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

14. SEGMENT INFORMATION

     Total Sports is engaged primarily in digital and print publishing and e-commerce. Significantly all of Total Sports' revenues are to customers located within the United States and significantly all long-lived assets are in the United States.

                                                    PERIOD FEBRUARY 20, 1997
                                                   THROUGH DECEMBER 31, 1997             YEAR ENDED DECEMBER 31, 1998
                                              ------------------------------------   ------------------------------------
                                               DIGITAL       PRINT      E-COMMERCE    DIGITAL       PRINT      E-COMMERCE
                                              ----------   ----------   ----------   ----------   ----------   ----------
Revenues....................................  $  920,636   $  257,344    $ 13,586    $1,930,330   $1,314,692    $435,172
Depreciation and amortization expense.......     540,989      161,513         799     1,102,813      234,530      20,298
Equity in earnings (losses) of affiliates...          --           --          --       (24,076)          --          --
Interest Income.............................       3,814        1,305          --         8,158       10,174          --
Interest Expense............................      74,750       25,586          --       228,307      279,041          --
Net Loss....................................   2,286,988    1,648,646     211,805     6,211,882    4,867,454     757,664
Assets......................................   1,609,226      977,418      51,571     4,164,330    1,694,889      79,788
Capital expenditures........................     267,677       59,938      29,756       685,431       42,884      12,509

                                                              YEAR ENDED DECEMBER 31, 1999
                                                          -------------------------------------
                                                            DIGITAL       PRINT      E-COMMERCE
                                                          -----------   ----------   ----------
Revenues................................................  $ 5,396,906   $1,831,208   $1,355,569
Depreciation and amortization expense...................    2,711,556    1,175,732      126,910
Equity in earnings (losses) of affiliates...............      100,193           --           --
Interest Income.........................................       79,076        8,642           --
Interest Expense........................................      575,416       62,884           --
Net Loss................................................   14,860,048    5,191,928    1,774,753
Assets..................................................   26,039,811    2,371,146       27,470
Capital expenditures....................................    2,725,156      178,376           --

                                             SIX MONTHS ENDED JUNE 30, 1999            SIX MONTHS ENDED JUNE 30, 2000
                                         --------------------------------------   ----------------------------------------
                                           DIGITAL        PRINT      E-COMMERCE     DIGITAL         PRINT      E-COMMERCE
                                         -----------   -----------   ----------   ------------   -----------   -----------
Revenues...............................  $ 2,626,751   $ 1,040,563   $ 701,111    $  4,515,740   $   772,846   $   821,167
Depreciation and amortization
  expense..............................    1,227,278        70,011      20,492       2,357,560        83,966        93,809
Interest Income........................      101,583        59,659          --         195,186        54,361        30,110
Interest Expense.......................        3,326         1,953          --         175,260        20,190        29,449
Net Loss...............................   (4,499,015)   (2,328,105)   (812,084)    (15,804,954)   (9,202,197)   (1,650,430)

     Barter revenues from one customer of Total Sports' digital publishing segment represents approximately $336,800 or 12% of 1998 consolidated revenues.

     Geographic information for sales by countries is determined by the location of the customer. Total Sports had sales to the following countries for years ended December 31, 1997, 1998 and 1999 and six months ended June 30, 1999 and 2000:

                                    DECEMBER     DECEMBER     DECEMBER       JUNE         JUNE
                                      1997         1998         1999         1999         2000
                                   ----------   ----------   ----------   ----------   ----------
United States....................  $  990,251   $3,437,220   $8,303,466   $4,179,830   $5,355,499
Canada...........................                  395,623      230,717      127,512      675,074
Other countries..................      18,698           --       49,500       61,083       79,180
                                   ----------   ----------   ----------   ----------   ----------
                                   $1,008,949   $3,832,843   $8,583,683    4,368,425    6,109,753
                                   ==========   ==========   ==========   ==========   ==========

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

15. EMPLOYEE BENEFIT PLAN

     Total Sports has a 401(k) plan for all eligible employees. Total Sports provides a 50% matching contribution of up to 6% of employee contributions. Employer contributions vest over a four-year period as follows: -0-% at the end of year one, 33% at year two, 67% at year three, and 100% at year four. Total Sports' contribution amounted to approximately $42,000 in 1997, $85,000 in 1998 and $106,000 in 1999.

16. HEALTH INSURANCE PLAN

     During 1997, Total Sports began providing medical and health insurance to its full-time employees under a partial self-insurance plan administered by an outside insurer. Under the provisions of the plan, Total Sports is responsible for claims filed by eligible employees up to $10,000 per employee per term year, with a lifetime liability of $2,000,000 per employee. During the period February 20, 1997 to December 31, 1997, Total Sports incurred expenses related to the plan of approximately $88,000. During the years ended December 31, 1998 and 1999, Total Sports incurred expenses related to the plan of approximately $193,000 and $237,000 respectively. A liability of approximately $28,000 and $30,000 was recorded for the amount of claims incurred but not paid prior to December 31, 1998 and 1999, respectively.

17. COMMITMENTS AND CONTINGENCIES

     Total Sports is involved in legal actions arising in the normal course of business. In the opinion of management, based on a review of these legal proceedings, the ultimate outcome of these actions will not have a material effect on the consolidated financial statements.

     Total Sports has entered into employment agreements with several key employees. The agreements generally provide annual base salary and termination provisions. The minimum commitments under the agreements at December 31, 1999 are set forth in the following table:

     2000.........................................  $312,500
     2001.........................................   220,000
     2002.........................................   155,834
                                                    --------
     Total commitments............................  $688,334
                                                    ========

     During February and March 2000, Total Sports entered into employment agreements with certain key employees. The agreements generally provide annual base salary and termination provisions. The employment agreements call for total compensation of $260,000 per annum for three years from the date of the agreements.

     During 2000, all employees with employment agreements, except one, either voluntarily terminated their employment with Total Sports or relinquished the agreements for one-time payments totaling $105,000. The one remaining employment agreement calls for an annual salary of $100,000 and expires in December 2000.

     In January 2000, Total Sports entered into an operating lease agreement for additional office space. In connection with the lease agreement, Total Sports also entered into a letter of credit agreement for the benefit of the lessor in the amount of approximately $433,000. The lease agreement was terminated early during June 2000 with a payment of approximately $418,000.

     On May 8, 2000, the Company entered into an employment agreement and a compensation agreement with Gary Stevenson, a director of Total Sports and the Company's new interim President and Chief Executive Officer. Under the agreement, Mr. Stevenson will be compensated for his management

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

services through a one-time payment to occur upon the closing of any qualifying capital transaction, as defined in the agreement. A qualifying capital transaction is any business combination between the Company and another business, a sale of the line of business or material asset of the Company, a sale or exchange of securities under the Securities Act of 1933, any borrowings that results in distributions to stockholders, or another transaction that results in a receipt by the stockholder of consideration for their interest in the Company. In addition, upon the termination of the agreement on May 8, 2001, the Company will grant Mr. Stevenson shares of restricted preferred stock with a fair value equal to 7.0% of the fair value of the Company on the issuance date, in exchange for future consulting services. One-third of the restricted preferred stock will vest and cease to be restricted on each of the first three anniversaries of the grant date of the preferred stock.

18. RELATED PARTY TRANSACTIONS

     KOZ inc., Total College Communications, Golf.Com, Host Communications (joint venture partner until June 1998 and a stockholder until May 1999), Winstar New Media (preferred stockholder), Bull Run Corporation Media (preferred stockholder), Carolina Financial Services LLC (warrant holder and common ownership), and the Josephus Group (common ownership) are considered related parties of Total Sports.

     Total Sports entered into a radio show and advertising agreement with an affiliate of Winstar New Media as part of the Series C 1998 financing. The agreement was for six months ending February 1999, and required the Winstar affiliate to produce a Total Sports-branded radio show dedicated to a variety of college and professional sports topics in exchange for $125,000. In addition, Total Sports committed to purchase $375,000 of advertising over a six-month period on the Winstar affiliate's radio programs. The advertising was valued at the market rate for similar advertising in effect at the time the promotions were delivered. In 1999, with the mutual consent of both parties, the agreement was allowed to expire with the advertising commitment partially unfulfilled. Total Sports incurred approximately $344,000 in expenses for the radio show sponsorship and advertising during 1998 and $28,000 in 1999. During six months ended June 30, 1999 and 2000, Total Sports recognized no advertising expenses from Winstar. Included in accrued expenses -- related party at December 31, 1998 and 1999 was approximately $189,000 and $17,800, respectively, due to the Winstar affiliate.

     Total Sports has exclusive rights, through Host Communications, to provide TotalCasts of NCAA championship events and receive sponsorship revenues from corporate sponsors of the NCAA. Host Communications serves as an agent to Total Sports under these agreements, in which Total Sports recognized sponsorship revenues of approximately $818,000 in 1998 and $1,235,000 in 1999. In connection with these agreements, Total Sports paid commissions to Host Communications of approximately $164,000 in 1998 and $296,000 in 1999. In addition, Total Sports paid Host Communications for consulting services related to Web site development of approximately $264,000 for the year ended December 31, 1999 and $132,000 for the six months ended December 31, 1999 and 2000. At December 31, 1998, 1999 and June 30, 2000, Total Sports had approximately $66,000, $96,000 and $803,000 recorded in accrued expenses -- related party due to Host Communications. During the six months ended June 30, 1999 and 2000, Total Sports recognized approximately $1,067,000 and $1,804,000 in sponsorship revenues and incurred $244,000 and $283,000 in commission expenses to Host Communications.

     In connection with its management and sales agreements with Golf.Com, Total Sports has exclusive rights to operate the Golf.Com online store. Total Sports also has rights to sell advertising on the Golf.Com Web site, for which it pays an annual license fee of $25,000 to Golf.Com. Total Sports recognized $1,074,000 in 1999 from sponsorship sales on the Golf.Com Web site. Total Sports recognized $373,000 and $875,000 during the six months ended June 30, 1999 and 2000, respectively, from sales of

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

sponsorships on the Golf.Com Web site. In connection with these sponsorship sales, Total Sports paid commissions of approximately $897,000 to Golf.Com during the year ended 1999, $316,000 during the six months ended June 30, 1999 and $714,000 during the six months ended June 30, 2000.

     Total Sports recognized $240,000 in 1998 and $478,000 in 1999, $264,000 during the six months ended June 30, 1999 and $192,000 during the six months ended June 30, 2000 from e-commerce sales from the Golf.Com Web site. In connection with these e-commerce sales, Total Sports paid commissions of approximately $34,000 in 1998, $2,000 in 1999, $7,000 in the six months ended June 30, 1999 and $64,000 in the six months ended June 30, 2000 to Golf.Com. Total Sports had approximately $170,000 at December 31, 1999 in accounts receivable from employees and affiliates due from Golf.com. At June 30, 2000, Total Sports had $76,000 in accrued expenses due from related parties from Golf.com.

     Total Sports incurred fees related to the different financing rounds from Carolina Financial Services LLC totaling approximately $62,500 for the period ended December 31, 1997, $249,000 for the year ended December 31, 1998, $1,254,000 for the year ended December 31, 1999, $126,000 for the six months ended June 30, 1999 and $0 for the six months ended June 30, 2000.

     During 1998, Total Sports recognized $25,000 in sponsorship revenue from Rawlings, a company owned by the Bull Run Corporation Media.

     Total Sports leased office space from the Josephus Group during 1997, 1998 and 1999. Total Sports incurred rent expense to the Josephus Group of approximately $107,000 during the period February 20, 1997 through December 31, 1997, $75,000 during the year ended December 31, 1998, $108,000 during the year ended December 31, 1999, $54,000 during the six months ended June 30, 1999 and $54,000 during the six months ended June 30, 2000.

     During 1997, Total Sports accrued a liability of $75,000 for compensation to its Chairman and Chief Executive Officer related to services performed prior to February 20, 1997. For the period from February 20, 1997 to December 31, 1997 and the year ended December 31, 1998, the Chairman and Chief Executive Officer did not receive any compensation. During the year ended December 31, 1999, the Chairman and Chief Executive Officer received the $75,000 previously accrued.

     During 1998, the Chairman and Chief Executive Officer received 37,100 shares of common stock valued at $1.15 per share for his personal guarantee of Total Sports' line of credit. In connection with the refinancing of the line of credit on January 15, 1999 as discussed in Note 6, Total Sports' Board of Directors issued 18,550 shares of common stock valued at $1.55 per share to its Chairman and Chief Executive Officer for his personal guarantee of the line of credit.

     On August 6, 1998, Total Sports entered into a consulting agreement with a Total Sports director, whereby Total Sports issued 14,073 shares of common stock valued at $1.25 per share to the director for consulting services previously provided and to be provided. Either party has the right to terminate the agreement at any time with at least thirty days prior written notice. Total costs of this agreement charged to operations were $17,591. In addition, Total Sports has an agreement with the director in which it receives a percentage of rental income received by the director for certain business meetings. Total Sports received payments of approximately $31,000 in 1999, which have been included in other non-operating income. During the six months ended June 30, 1999 and 2000, Total Sports received rental income of $9,000 and $5,000, respectively.

     In March 2000, Total Sports entered into a consulting agreement with OnSport Strategies, Inc. Gary Stevenson, a Total Sports director at the time, is the President and Chief Executive Officer of OnSport Strategies, Inc. Total Sports paid $110,000 under this agreement during the six months ended June 30, 2000.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

     On August 8, 1999, Total entered into a 10-year lease for office space with First Raleigh Telex, LLC. Frank Daniels, Jr., a Total Sports director and stockholder, is the beneficial owner of First Raleigh Telex, LLC. The lease terms call for monthly rent of approximately $25,000 until November 1, 1999 and monthly rent of $29,733 thereafter. Total recognized approximately $231,000 in rent expense to First Raleigh Telex, LLC during 1999. Total recognized approximately $77,000 and $182,000, respectively, in rent expense to First Raleigh Telex, LLC during the six months ended June 30, 1999 and 2000.

     As discussed in Note 7, Total Sports entered into a three-year promissory note with First Raleigh Telex in the amount of $114,921 during 1999. During 1999, Total made payments totaling approximately $29,000 on the note and recognized interest expense of approximately $7,000. During the six months ended June 30, 1999 and 2000, Total Sports made payments totaling approximately $3,000 and $11,000, respectively on the note and recognized interest expense of approximately $3,000 and $4,000, respectively.

     As discussed in Note 7, Total Sports assumed a $20,000 note payable during the Long Distance Technologies acquisition. The note was payable to the president of Long Distance Technologies, who became a stockholder of Total Sports upon consummation of the acquisition. The note was due December 31, 1999 and was paid in January 2000.

     In September 1999 and November 1999, Total Sports issued 10% convertible promissory notes in the aggregate principal amount of $2,500,000 and warrants exercisable for an aggregate of 15,067 shares of common stock at an exercise price of $16.59 per share. Winstar Interactive Ventures, Piedmont Venture Partners, and Nuray Telluride Properties Limited, all Total Sports shareholders, participated in $2,000,000 of the $2,500,000 and received warrants for 12,053 shares of common stock.


     During October and November 1999, Total Sports received non-interest bearing advances from Golf.Com totaling $425,000. These advances were used to pay amounts owed by Total Sports to its vendors in connection with the Golf.Com management agreement (see Note 3). The advances were repaid to Golf.Com in December 1999.


     In June 2000, Total Sports issued 9% convertible promissory notes in the aggregate principal amount of approximately $4,200,000 and warrants exercisable for an aggregate 50,346 shares of Series D preferred stock at an exercise price of $16.59 per share. Winstar Interactive Ventures, Piedmont Venture Partners, Frank Daniels, Jr., Frank Daniels III, Bull Run Corporation, Zilkha Capital Partners and TCV III, all Total Sports shareholders, participated in these notes. Interest expense on these notes was $97,000 during the six months ended June 30, 2000.


19. RESTATEMENT


     Subsequent to the issuance of Total Sports' 1999 financial statements, Total Sports' management determined that following transactions should be restated.

     - The excess of the purchase price over the fair value of the net assets acquired in the KOZ acquisition in March 1997 (see Note 3), totaling $1,286,000, should be recorded as goodwill and not as a charge to stockholders' equity. The goodwill resulting from the Sports Extra acquisition in March 1997 (see Note 3), totaling $631,000, should be amortized over a period of three years instead of fifteen years. This increased amortization expense and net loss in the amounts of $447,860, $597,146 and $597,146 for 1997, 1998 and 1999, respectively.

     - The results of operations of Total College Communications Company for the periods ended December 31, 1997 and 1998 should be accounted for under the equity method of accounting and should not be consolidated with the operations of Total Sports. This restatement resulted in reductions in digital publishing revenues, and equal reductions in total digital publishing cost of

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)

       revenues, general and administrative expenses, and other income and expense in the amount of $182,617 and $152,649 for 1997 and 1998, respectively.

     - Liabilities to employees for services previously rendered of $76,181 in 1998 and $293,085 in 1999 totaling $369,266 should have been accrued during the periods ending December 31, 1998 and 1999. The resulting increase in accrued expenses at each reporting date also resulted in increases in salary costs, net loss and retained deficit for all periods presented.

     As a result, the 1997, 1998 and 1999 consolidated financial statements have been restated from amounts previously reported to appropriately account for such transactions. The following table summarizes the effects of the restatement changes:

                                                  1997                         1998                          1999
                                        -------------------------   ---------------------------   ---------------------------
                                            AS                           AS                            AS
                                        PREVIOUSLY        AS         PREVIOUSLY         AS         PREVIOUSLY         AS
                                         REPORTED      RESTATED       REPORTED       RESTATED       REPORTED       RESTATED
                                        -----------   -----------   ------------   ------------   ------------   ------------
AT DECEMBER 31:
Goodwill..............................  $        --   $        --   $  1,184,106   $  1,425,623   $  2,991,900   $  2,636,271
Accrued expenses......................                                 1,297,267      1,373,448      3,118,216      3,427,477
Additional paid-in capital............                                11,067,755     12,534,277     66,835,259     68,121,786
Retained deficit......................                               (15,007,433)   (16,128,169)   (35,943,931)   (37,955,348)
FOR THE PERIOD ENDED DECEMBER 31:
Total revenues........................    1,008,949       934,222      3,832,843      2,365,502      8,583,683      6,752,475
Total cost of revenues................    1,806,544     1,380,229      6,273,645      3,902,158     13,130,667      9,956,501
Amortization expense..................       31,556       321,631        185,485        572,250      1,519,684      1,906,449
Total operating expenses..............    2,945,109     2,564,727      8,199,955      7,730,798     16,030,665     14,902,003
Total other income (expense)..........       43,124      (233,557)      (522,916)      (439,931)      (358,849)      (418,854)
Net loss..............................  $(3,843,760)  $(4,291,619)  $(11,361,318)  $(12,034,645)  $(21,130,503)  $(22,020,734)
Net loss per share -- basic and
  diluted.............................  $     (3.17)  $     (3.53)  $      (7.28)  $      (7.71)  $     (11.88)  $     (12.38)

20. SUBSEQUENT EVENTS (UNAUDITED)

     On May 15, 2000, Total Sports canceled its plans for an initial public offering of its common stock as a result of unfavorable financial market conditions. The Company will recognize a loss of approximately $1,270,000 during the six months ended June 30, 2000, relating of the write-off of costs capitalized in connection with the proposed offering.

     On July 20, 2000, Total Sports entered into a definitive agreement with Quokka to exchange all outstanding shares of its common and preferred stock for 15,000,000 shares of Quokka common stock, valued at approximately $138 million. Under the terms of the definitive agreement, Quokka would acquire the net assets and operations of Total Sports' digital and e-commerce segments. Quokka would not acquire the net assets or operations of Total Sports' discontinued print publishing segment. The definitive agreement expires on December 31, 2000. In the event the sale is not consummated by December 31, 2000, due to failure to obtain approval of the acquisition by shareholders of Quokka or Total Sports or either company's violation of certain requirements of the agreement, a penalty of $7.5 million is payable to the breached party. The final purchase is subject to working capital and other adjustments resulting from a closing balance sheet audit to be performed within 45 days of the closing of the acquisition.

     On August 18, 2000, Total Sports signed a definitive agreement to sell Total Sports Publishing to a management buyout group, Thorn Media, Inc., for $1 and the assumption of liabilities. In conjunction with the sale, Total Sports entered into a license agreement with Thorn Media, Inc. for certain uses of Total Sports' trademarks for three years.

                               TOTAL SPORTS INC.

              (UNAUDITED AS TO JUNE 30, 1999 AND 2000 INFORMATION)


     In September 2000, Total Sports issued 9% demand promissory notes in the aggregate principal amount of approximately $6,800,000. Winstar Interactive Ventures, Piedmont Venture Partners, Frank Daniels, Jr., Frank Daniels III, Bull Run Corporation, Zilkha Capital Partners and TCV III, all Total Sports shareholders, and other related parties participated in these notes.

                               TOTAL SPORTS, INC.

         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                      ADDITIONS    ADDITIONS
                                        BALANCE AT    CHARGED TO   CHARGED TO    DEDUCTIONS    BALANCE AT
                                       BEGINNING OF   COSTS AND      OTHER      FOR PAYMENTS     END OF
                                          PERIOD       EXPENSES     ACCOUNTS    OR WRITEOFFS     PERIOD
                                       ------------   ----------   ----------   ------------   -----------
Period February 20, 1997
Through December 31, 1997:
Allowances for doubtful accounts.....   $       --    $   22,000    $     --     $  (2,000)    $    20,000
Allowance for sales returns..........           --        14,820          --            --          14,820
Allowance for obsolete inventory.....           --        37,138          --            --          37,138
Deferred tax asset valuation
  allowance..........................           --     1,554,000          --            --       1,554,000
                                        ----------    ----------    --------     ---------     -----------
                                        $       --    $1,627,958    $     --     $  (2,000)    $ 1,625,958
                                        ==========    ==========    ========     =========     ===========
Year Ended December 31, 1998:
Allowance for doubtful accounts......   $   20,000    $   40,000    $     --     $ (35,168)    $    24,832
Allowance for sales returns..........       14,820       543,244          --      (142,331)        415,733
Allowance for obsolete inventory.....       37,138       143,983          --       (37,138)        143,983
Deferred tax asset valuation
  allowance..........................    1,554,000     4,578,000          --            --       6,132,000
                                        ----------    ----------    --------     ---------     -----------
                                        $1,625,958    $5,305,227    $     --     $(214,637)    $ 6,716,548
                                        ==========    ==========    ========     =========     ===========
Year Ended December 31, 1999:
Allowance for doubtful accounts......   $   24,832    $   30,000    $     --     $ (18,365)    $    36,467
Allowance for sales returns..........      415,733     1,430,009          --      (840,907)      1,004,835
Allowance for obsolete inventory.....      143,983       487,466          --       (95,304)        536,145
Deferred tax asset valuation
  allowance..........................    6,132,000     7,450,000     394,000            --      13,976,000
                                        ----------    ----------    --------     ---------     -----------
                                        $6,716,548    $9,397,475    $394,000     $(954,576)    $15,553,447
                                        ==========    ==========    ========     =========     ===========

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                               AND REORGANIZATION

                                    BETWEEN:

                              QUOKKA SPORTS, INC.,
                             A DELAWARE CORPORATION

                                      AND

                              TOTAL SPORTS, INC.,
                             A DELAWARE CORPORATION

                            ------------------------

                           DATED AS OF JULY 20, 2000
                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
SECTION    1    DESCRIPTION OF TRANSACTION..................................    1
           1.1  Merger of the Company into Parent...........................    1
           1.2  Effect of the Merger........................................    1
           1.3  Closing; Effective Time.....................................    1
           1.4  Certificate of Incorporation and Bylaws; Directors and
                Officers....................................................    2
           1.5  Conversion of Shares........................................    2
           1.6  Closing of the Company's Transfer Books.....................    3
           1.7  Exchange of Certificates....................................    3
           1.8  Escrow......................................................    4
           1.9  Lockup......................................................    4
           1.10 Closing Balance Sheet; Merger Consideration Adjustment......    5
           1.11 Dissenting Shares...........................................    6
           1.12 Tax Consequences............................................    6
           1.13 Accounting Treatment........................................    6

SECTION    2    REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............    7
           2.1  Subsidiaries; Due Organization; Etc. .......................    7
           2.2  Certificate of Incorporation and Bylaws; Records............    7
           2.3  Capitalization, Etc.........................................    7
           2.4  Financial Statements........................................    9
           2.5  Absence of Changes..........................................    9
           2.6  Title to Assets.............................................   10
           2.7  Receivables; Customers; Inventories.........................   11
           2.8  Real Property; Equipment; Leasehold.........................   11
           2.9  Proprietary Assets..........................................   11
           2.10 Contracts...................................................   14
           2.11 Liabilities.................................................   16
           2.12 Compliance with Legal Requirements..........................   16
           2.13 Governmental Authorizations.................................   16
           2.14 Tax Matters.................................................   17
           2.15 Employee and Labor Matters; Benefit Plans...................   17
           2.16 Environmental Matters.......................................   19
           2.17 Insurance...................................................   20
           2.18 Related Party Transactions..................................   20
           2.19 Legal Proceedings; Orders...................................   20
           2.20 Authority; Inapplicability of Anti-takeover Statutes;
                Binding Nature of Agreement.................................   21
           2.21 Section 203 of the DGCL Not Applicable......................   21
           2.22 No Existing Discussions.....................................   21
           2.23 Vote Required...............................................   21
           2.24 Non-Contravention; Consents.................................   22
           2.25 Full Disclosure.............................................   22

SECTION    3    REPRESENTATIONS AND WARRANTIES OF PARENT....................   23
           3.1  Due Organization; Subsidiaries; Etc. .......................   23
           3.2  SEC Filings; Financial Statements...........................   23
           3.3  Authority; Binding Nature of Agreement......................   24

                                                                              PAGE
                                                                              ----
           3.4  Vote Required...............................................   24
           3.5  Valid Issuance..............................................   24
           3.6  Capitalization..............................................   24
           3.7  Absence of Changes..........................................   25
           3.8  Liabilities.................................................   25
           3.9  Compliance with Legal Requirements..........................   25
           3.10 Tax Matters.................................................   25
           3.11 Environmental Matters.......................................   25
           3.12 Legal Proceedings; Orders...................................   26
           3.13 Non-Contravention; Consents.................................   26
           3.14 Board Approval..............................................   27
           3.15 No Brokers..................................................   27
           3.16 Section 203 of the DGCL Not Applicable......................   27
           3.17 Governmental Authorizations.................................   27
           3.18 Employee and Labor Matters; Benefit Plans...................   27

SECTION    4    CERTAIN COVENANTS OF THE COMPANY AND PARENT.................   27
           4.1  Access and Investigation....................................   27
           4.2  Operation of the Company's Business.........................   28
           4.3  No Solicitation.............................................   30
           4.4  Operation of Parent's Business..............................   31

SECTION    5    ADDITIONAL COVENANTS OF THE PARTIES.........................   31
           5.1  Form S-4 Registration Statement; Joint Proxy
                Statement/Prospectus; Form S-3 Registration Statement.......   31
           5.2  Company Stockholders' Meeting...............................   33
           5.3  Parent Stockholders' Meeting................................   34
           5.4  Regulatory Approvals........................................   34
           5.5  Stock Options and Warrants..................................   35
           5.6  Employee Benefits...........................................   36
           5.7  Directors' and Officers' Indemnification and Insurance......   36
           5.8  Provision of Information....................................   37
           5.9  Additional Agreements.......................................   37
           5.10 Disclosure..................................................   38
           5.11 Listing.....................................................   38
           5.12 Tax Matters.................................................   38
           5.13 Letters of the Company's Accountants........................   38
           5.14 Resignation of Officers and Directors.......................   39
           5.15 Election of Director........................................   39
           5.16 Termination of Obligations Under Certain Agreements.........   39

SECTION    6    CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT...............   39
           6.1  Accuracy of Representations.................................   39
           6.2  Performance of Covenants....................................   40
           6.3  Effectiveness of Form S-4 Registration Statement............   40
           6.4  Stockholder Approval........................................   40
           6.5  Consents....................................................   40
           6.6  Documents...................................................   40
           6.7  Employees...................................................   40

                                                                              PAGE
                                                                              ----
           6.8  No Material Adverse Effect..................................   40
           6.9  HSR Act.....................................................   40
           6.10 Listing.....................................................   40
           6.11 No Restraints...............................................   40

SECTION    7    CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY...........   41
           7.1  Accuracy of Representations.................................   41
           7.2  Performance of Covenants....................................   41
           7.3  Effectiveness of Registration Statements....................   41
           7.4  Stockholder Approval........................................   41
           7.5  Documents...................................................   41
           7.6  No Material Adverse Effect..................................   42
           7.7  HSR Act.....................................................   42
           7.8  Listing.....................................................   42
           7.9  No Restraints...............................................   42
           7.10 Election of Director........................................   42
           7.11 Financing...................................................   42

SECTION    8.   TERMINATION.................................................   42
           8.1  Termination.................................................   42
           8.2  Effect of Termination.......................................   43
           8.3  Expenses; Termination Fees..................................   44

SECTION    9    INDEMNIFICATION, ETC. ......................................   44
           9.1  Survival of Representations, Etc. ..........................   44
           9.2  Indemnification and Escrow..................................   44
           9.3  Deductible Amount...........................................   45
           9.4  Satisfaction of Indemnification Claim; Limitation of
                Liability...................................................   45
           9.5  [Intentionally Omitted].....................................   45
           9.6  Defense of Third-Party Claims...............................   45
           9.7  Tax Contests................................................   46
           9.8  Exercise of Remedies by Indemnitees Other Than Parent.......   46

SECTION   10    MISCELLANEOUS PROVISIONS....................................   46
          10.1  Designated Company Agent....................................   46
          10.2  Amendment...................................................   47
          10.3  Waiver......................................................   47
          10.4  Entire Agreement; Counterparts..............................   47
          10.5  Applicable Law; Jurisdiction................................   47
          10.6  Company Disclosure Schedule.................................   47
          10.7  Attorneys' Fees.............................................   48
          10.8  Assignability; Third-Party Beneficiaries....................   48
          10.9  Notices.....................................................   48
          10.10 Severability................................................   49
          10.11 Construction................................................   49

                                    EXHIBITS

A    Definitions
B    Allocation of Merger Consideration
C    Closing Balance Sheet Principles
D    Form of opinion of Wyrick Robbins Yates & Ponton LLP
E    Form of opinion of Cooley Godward LLP
F    Form of Escrow Agreement

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of July 20, 2000, by and among QUOKKA SPORTS, INC., a Delaware corporation ("Parent"), and TOTAL SPORTS, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                    RECITALS

     A. Parent and the Company intend to effect a merger of the Company into Parent in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Parent will be the surviving corporation, and the Company will cease to exist.

     B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For financial reporting purposes, it is intended that the Merger be treated as a "purchase."

     C. The respective boards of directors of Parent and the Company have approved this Agreement and approved the Merger.

     D. In order to induce Parent to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company are executing voting agreements (the "Company Stockholder Voting Agreements"). In order to induce the Company to enter into this Agreement and to consummate the Merger, concurrently with the execution and delivery of this Agreement, certain stockholders of Parent are executing voting agreements (the "Parent Stockholder Voting Agreements").

     E. In order to induce Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain employees of the Company are entering into new or amended Employment and Non-Competition Agreements.

                                   AGREEMENT

     The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. DESCRIPTION OF TRANSACTION

     1.1 Merger of the Company into Parent. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), the Company will be merged with and into Parent, the separate existence of the Company will cease and Parent will be the surviving corporation in the Merger.

     1.2 Effect of the Merger. The Merger will have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

     1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Cooley Godward LLP, One Maritime Plaza, 20th Floor, San Francisco, California, at 10:00 a.m. on a date to be mutually agreed between Parent and the Company (the "Closing Date"), which date will be no later than the fifth business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL will be duly executed by the Company and concurrently with or as soon as practicable following the Closing delivered to the Secretary of State of the State of Delaware for filing. The Merger will become effective upon the filing of such certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time").

     1.4 Certificate of Incorporation and Bylaws; Directors and Officers. As of the Effective Time:

          (a) the certificate of incorporation of the surviving corporation in the Merger will be the certificate of incorporation of Parent as in effect immediately prior to the Effective Time;

          (b) the Bylaws of the surviving corporation in the Merger will be the Bylaws of Parent as in effect immediately prior to the Effective Time; and

          (c) the directors and officers of the surviving corporation in the Merger will be the respective individuals who are directors and officers of Parent immediately prior to the Effective Time.

     1.5  Conversion of Shares.

     (a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, the Company or any stockholder of the Company:

          (i) any shares of Company Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company's treasury) will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

          (ii) any shares of Company Stock then held by Parent will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; and

          (iii) except as provided in clauses (i) and (ii) above and subject to Sections 1.5(b), 1.5(c) and 1.5(d), the holder of a share of each class and series of Company Stock then outstanding (other than Dissenting Shares, as defined in Section 1.11) will be entitled to receive the percentage interest in the Merger Consideration Shares (a portion of which will be represented by Escrow Shares) set forth with respect to such class or series of Company Stock on Exhibit B.

With respect to each class and series of Company Stock, the number of shares or fraction of a share of Parent Common Stock specified in Section 1.5(a)(iii) (as such fraction may be adjusted in accordance with this Section 1.5(b)) is referred to as the "Exchange Ratio" applicable to such class or series of Company Stock.

     (b) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Exchange Ratio applicable to each class and series of Company Stock will be appropriately adjusted.

     (c) If any shares of Company Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company will take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

     (d) No fractional shares of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Company Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) will, in lieu of such fraction of a share and, upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Nasdaq National Market on the date the Merger becomes effective.

     1.6 Closing of the Company's Transfer Books. At the Effective Time: (a) all shares of Company Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist, and all holders of certificates representing shares of Company Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company will be closed with respect to all shares of Company Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.7) or to Parent, such Company Stock Certificate will be canceled and will be exchanged as provided in Section 1.7.

     1.7  Exchange of Certificates.

     (a) On or prior to the Closing Date, Parent will select a reputable bank or trust company to act as exchange agent in the Merger (the "Exchange Agent"). On or prior to the Effective Time, Parent will deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1, and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

     (b) As soon as reasonably practicable after the Effective Time, Parent will deliver or cause to be delivered to Gary Stevenson a certificate representing the Stevenson Compensation Shares (other than the portion representing Escrow Shares) and cause the Exchange Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates will be effected, and risk of loss and title to Company Stock Certificates will pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate will be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5, taking into account the Escrow Shares, as defined below (and cash in lieu of any fractional share of Parent Common Stock), and (2) the Company Stock Certificate so surrendered will be canceled. Until surrendered as contemplated by this
Section 1.7(b), each Company Stock Certificate will be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock, taking into account the Escrow Shares (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1. If any Company Stock Certificate has been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent or Parent with respect to such Company Stock Certificate.

     (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder will be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

     (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the Closing Date will be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 will thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

     (e) Each of the Exchange Agent and Parent will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

     (f) Parent will not be liable to any holder or former holder of Company Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

     1.8 Escrow. Parent will deposit 1,500,000 shares of the Merger Consideration Shares with the Escrow Agent to be held and disbursed by the Escrow Agent in accordance with the Escrow Agreement. Each holder of a Company Stock Certificate and Gary Stevenson (each an "Escrow Stockholder") will be deemed, without any act of such Escrow Stockholder, to have received and deposited with the Escrow Agent pursuant to the Escrow Agreement a number of Merger Consideration Shares representing such Escrow Stockholder's proportionate interest in the Escrow Shares ("Escrow Percentage"). Each Escrow Stockholder's Escrow Percentage will be determined based on (a) the number of Merger Consideration Shares issuable hereunder with respect to all Company Stock Certificates held by such Escrow Stockholder (together, in the case of Gary Stevenson, with the Stevenson Compensation Shares) divided by (b) the sum of (i) the aggregate number of Merger Consideration Shares issuable hereunder with respect to all Company Stock Certificates held by all Escrow Stockholders and
(ii) the Stevenson Compensation Shares. The Escrow Shares will be represented by a certificate registered in the name of the nominee of the Escrow Agent (with each Escrow Stockholder being the beneficial owner of such Escrow Stockholder's Escrow Percentage). To the extent that any dividend or distribution, or other transaction, with respect to the Escrow Shares results in a liability for Tax, such Tax liability will be that of the Escrow Stockholders (in proportion to each Escrow Stockholder's proportionate interest in the Escrow Shares), and not of Parent or the Company. Any and all voting rights with respect to the Escrow Shares will be exercisable by the Escrow Stockholders or their authorized agent as of the Effective Time. Parent, the Company and the Escrow Stockholders hereby agree and acknowledge that the Escrow Shares will be treated as transferred to and owned by the Escrow Stockholders as of the Effective Time and at all times thereafter for all Tax purposes.

     1.9 Lockup. Notwithstanding Parent's agreement to register the shares of Parent Common Stock to be issued in the Merger as provided in Sections 5.1 and 5.5, prior to the expiration of one year after the Closing Date, no share of Parent Common Stock issued in the Merger (including shares of Parent Common Stock received upon exercise of Company Warrants assumed or replaced as provided in Section 5.5) may be sold, transferred, hypothecated, pledged, made the subject of an equity swap or similar agreement or otherwise transferred (collectively, a "Disposition") without the prior written consent of Parent, except as provided in this Section 1.9. The persons receiving Parent Common Stock in the Merger (including the Stevenson Compensation Shares) may effect Dispositions as follows: (a) up to an aggregate of 10% of the shares of Parent Common Stock received by such persons in the Merger (excluding Escrow Shares) at any time after the Closing Date; (b) up to a cumulative aggregate of 22% of such shares at any time after the expiration of 90 days after the Closing Date; (c) up to a cumulative aggregate of 47% of such shares at any time after the expiration of 180 days after the Closing Date; and (d) up to a cumulative aggregate of 72% of such shares at any time after the expiration of 270 days after the Closing Date. Within these totals, Gary Stevenson may effect Dispositions of the Stevenson Compensation Shares as follows: (a) up to an aggregate of 60% of the Stevenson Compensation Shares (excluding Escrow Shares) at any time after the Closing Date; (b) up to a cumulative aggregate of 65% of such shares at any time after the expiration of 90 days after the Closing Date; (c) up to a cumulative aggregate of 75% of such shares at any time after the expiration of 180 days after the Closing Date; and (d) up to a cumulative aggregate of 85% of such shares at any time after the expiration of 270 days after the Closing Date. The maximum number of Stevenson Compensation Shares that are permitted to be disposed of in each period will reduce the aggregate number of other Merger Consideration Shares that are permitted to be disposed of in that period, so that the total of the two equals the maximum aggregate number of Merger Consideration Shares specified above for that period. Each person receiving shares of Parent Common Stock in the Merger (other than the Stevenson Compensation Shares) will be entitled to effect Dispositions of such person's pro rata share of the maximum total number of shares (other than the Stevenson Compensation Shares) available to be disposed of during each period. Promptly after the Closing Date, Parent will determine in good faith and advise the persons who received Parent Common Stock in the Merger of the maximum number or percentage of such shares that may be disposed of in each of the above-described periods. Parent, in its sole discretion, may legend the certificates representing such shares of Parent Common Stock to give effect to this Section
1.9 and place stop transfer instructions with Parent's stock transfer agent to enforce this Section 1.9.

     1.10  Closing Balance Sheet; Merger Consideration Adjustment.

     (a) As soon as practicable, and in any event within 45 days, after the Closing, Parent will prepare in good faith, and will cause Parent's independent auditors to audit, the consolidated balance sheet of the Company as of the close of business on the Closing Date (the "Closing Balance Sheet") and a calculation of the amount, if any, by which the Company's Net Deficit (as defined in Exhibit
C) reflected on the Closing Balance Sheet is greater than:

          (i) $11,274,730 if the Closing Date is on or prior to September 30, 2000;

          (ii) $11,424,730 if the Closing Date is after September 30, 2000 and on or before October 15, 2000;

          (iii) $11,574,730 if the Closing Date is after October 15, 2000 and on or before October 31, 2000;

          (iv) $11,724,730 if the Closing Date is after October 31, 2000 and on or before November 15, 2000; or

          (v) $11,874,730 if the Closing Date is after November 15, 2000 (the "Merger Consideration Adjustment"). The Closing Balance Sheet will be prepared in accordance with the principles set forth in Exhibit C. Promptly after their preparation and review, Parent will deliver copies of the Closing Balance Sheet and the calculation of the Merger Consideration Adjustment to the Designated Company Agent. For a period of 45 days thereafter, Parent will allow the Designated Company Agent and his or her professional advisors, at reasonable times and on reasonable advance notice, to review, copy and make extracts from the source documents and work papers relied upon by Parent and its professional advisors in preparing the Closing Balance Sheet. If the Designated Company Agent has not given Parent notice of any objection to the Closing Balance Sheet or the calculation of the Merger Consideration Adjustment (which notice must contain a statement of the basis of the Designated Company Agent's objection and the Designated Company Agent's calculation of the Merger Consideration Adjustment) within 45 days after their delivery to the Designated Company Agent, then the Closing Date Balance Sheet and calculation of the Merger Consideration Adjustment in the forms delivered to the Designated Company Agent will be deemed final upon the expiration of such 45-day period.

     (b) If the Designated Company Agent provides notice of an objection in accordance with Section 1.10(a), then the issues in dispute and determination of the Merger Consideration Adjustment will be resolved in accordance with this
Section 1.10(b). First, Parent and the Designated Company Agent will diligently attempt in good faith to resolve the issues and agree on the amount of the Merger Consideration Adjustment. If Parent and the Designated Company Agent are unable to resolve all of the issues within 45 days after Parent's receipt of the Designated Company Agent's objection, then Parent and the

Designated Company Agent will submit the unresolved issues in dispute and the determination of the Merger Consideration Adjustment to Arthur Andersen LLP, independent auditors (the "Independent Auditors"), for final resolution. If issues in dispute are submitted to the Independent Auditors for resolution, then: (i) each party will furnish to the Independent Auditors such work papers and other documents and information relating to the disputed issues as the Independent Auditors may request and as are available to that party and will be afforded the opportunity to present to the Independent Auditors any material relating to the determination and to discuss the determination with the Independent Auditors; (ii) the determination by the Independent Auditors of the Merger Consideration Adjustment, as set forth in a written notice setting forth such determination delivered to Parent and the Designated Company Agent by the Independent Auditors (which will be requested within 30 days after the submission to them of the issues in dispute), will be final, conclusive and binding on the parties effective upon the delivery of such notice; and (iii) Parent will bear the fees and costs of the Independent Auditors in making such determination, subject to Parent's right to recover from the Escrow Fund: (x) 100% of such fees and costs if the final Merger Consideration Adjustment is closer to the Merger Consideration Adjustment as calculated by Parent than it is to the average of that number and the Merger Consideration Adjustment as calculated by the Designated Company Agent; (y) none of such fees and costs if the final Merger Consideration Adjustment is closer to the Merger Consideration Adjustment as calculated by the Designated Company Agent than it is to the average of that number and the Merger Consideration Adjustment as calculated by Parent; and (z) 50% of such fees and costs in all other cases.

     (c) At any time after a determination that the Merger Consideration Adjustment is other than zero becomes final, Parent may deliver to the Escrow Agent a copy, certified by Parent to be a true copy, of the final determination thereof, whereupon the Merger Consideration Adjustment as so delivered will represent an accepted claim under the Escrow Agreement.

     1.11  Dissenting Shares.

     (a) Notwithstanding any provision of this Agreement to the contrary, the shares of any holder of Company Stock who (i) has the right under applicable law to demand dissenter's or appraisal rights for such shares, (ii) has demanded and perfected such rights under applicable law and (iii) as of the Effective Time, has not effectively withdrawn or lost such rights ("Dissenting Shares"), will not be converted into Parent Common Stock pursuant to Section 1.5, but the holder thereof will only be entitled to such rights as are granted by applicable law.

     (b) Notwithstanding the foregoing, if any holder of shares of Company Stock who has the right under applicable law to demand and who does demand appraisal of such shares under applicable law effectively withdraws or loses (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares will automatically be converted into and represent only Parent Common Stock in accordance with Section 1.5.

     (c) The Company will give Parent (i) prompt written notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served on the Company pursuant to applicable law and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under applicable law. The Company will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Parent, settle or offer to settle any such demands.

     1.12 Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

     1.13 Accounting Treatment. For financial reporting purposes, the Merger is intended to be treated as a "purchase."

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SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent as follows:

     2.1  Subsidiaries; Due Organization; Etc.

     (a) The Company has no Subsidiaries, except for the corporations identified in Part 2.1(a) of the Company Disclosure Schedule; and neither the Company nor any of the other corporations identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule. (The Company and each of its Subsidiaries are referred to collectively in this Agreement as the "Acquired Corporations.") None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. None of the Acquired Corporations has, at any time, been a general partner of, or has otherwise been liable for any of the debts or obligations of, any general partnership, limited partnership or other Entity.

     (b) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Material Contracts by which it is bound.

     (c) Set forth in Part 2.1(c) of the Company Disclosure Schedule is a list of each jurisdiction where each of the Acquired Corporations is qualified to do business. Except as set forth in Part 2.1(c) of the Company Disclosure Schedule or as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations, each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification.

     2.2 Certificate of Incorporation and Bylaws; Records. The Company has delivered to Parent accurate and complete copies of: (i) the certificate of incorporation, bylaws and other charter and organizational documents of the respective Acquired Corporations, including all amendments thereto, other than the Company Charter Amendment; (ii) the stock records of the Company; and (iii) except as set forth in Part 2.2 of the Company Disclosure Schedule, the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the board of directors of the Company and all committees of the board of directors of the Company. There have been no formal meetings or other proceedings of the stockholders of the Company, the board of directors of the Company or any committee of the board of directors of the Company that are not fully reflected in all material respects in such minutes or other records. There has not been any material violation of any of the provisions of the Company's articles of incorporation or bylaws, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company's stockholders, the Company's board of directors or any committee of the Company's board of directors. The books of account, stock records and minute books of the Company are accurate, up-to-date and complete in all material respects and have been maintained in accordance with prudent business practices.

     2.3  Capitalization, Etc.

     (a) As of the date of this Agreement, the authorized capital stock of the Company consists of: (i) 20,000,000 shares of Common Stock, of which 2,891,546 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 7,500,000 shares of Company Preferred Stock, of which 761,903 are undesignated Preferred Stock (none of which are outstanding), 125,000 are designated Series A Redeemable Preferred Stock, par value $10.00 per share, 518,841 are designated Series B Convertible Preferred Stock, par value $4.492 per share, 1,418,200 are designated Series C Convertible Preferred Stock, par value $.001 per share, 630,756 are designated Series C1 Convertible Preferred Stock, par value $.001 per share, 2,230,260 are designated Series D Convertible Preferred Stock, par value $.001 per share,

1,003,617 are designated Series D1 Convertible Preferred Stock, par value $.001 per share, and 811,423 are designated Series E Convertible Preferred Stock, par value $.001 per share, of the Company. 125,000, 445,263, 1,418,200, 630,756,
2,140,873, 0, and 811,423 shares of Series A Redeemable Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series C1 Convertible Preferred Stock, Series D Convertible Preferred Stock, Series D1 Convertible Preferred Stock and Series E Convertible Preferred Stock, respectively, have been issued and are outstanding as of the date of this Agreement. Part 2.3(a) of the Company Disclosure Schedule sets forth the number of shares of Company Common Stock into which each outstanding share of each series the Company Preferred Stock (other than undesignated Company Preferred Stock) is convertible as of the date of this Agreement. Except as set forth in
Part 2.3(a) of the Company Disclosure Schedule, the Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Company Stock held by any of the other Acquired Corporations. Except as set forth in Part 2.3(a) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Stock is entitled or subject to any preemptive right, right of participation, right to maintain interest or any similar right;
(ii) none of the outstanding shares of Company Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Stock.

     (b) As of the date of this Agreement, 3,200,000 shares of undesignated Company Preferred Stock (which will be designated pursuant to the Company Charter Amendment) and 1,185,000 shares of Company Common Stock are reserved for future issuance pursuant to Company Options. Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular plan (if any) pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the class, series and number of shares of Company Stock subject to such Company Option; (iv) the exercise price of such Company Option;
(v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, and the extent to which such Company Option is vested and exercisable as of the date of this Agreement; and (vii) the date on which such Company Option expires. The Company has delivered to Parent accurate and complete copies of all stock option plans pursuant to which any of the Acquired Corporations has ever granted stock options, and the forms of all stock option agreements evidencing such options.

     (c) Except for the Company Warrants and as set forth in Part 2.3(c) of the Company Disclosure Schedule, as of the date of this Agreement there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that could reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Acquired Corporations.

     (d) All outstanding capital stock, options and other securities of the Acquired Corporations have been issued and granted in compliance, in all material respects, with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

     (e) All of the outstanding shares of capital stock of the corporations identified in Part 2.1(a) of the Company Disclosure Schedule have been duly authorized and are validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

     2.4  Financial Statements.

     (a) The Company has delivered to Parent the following financial statements and notes (collectively, the "Company Financial Statements"):

          (i) the audited consolidated balance sheets of the Acquired Corporations as of December 31, 1999 and 1998 and the related audited statements of operations, statements of stockholders' equity and statements of cash flows of the Acquired Corporations for the years then ended, together with the notes thereto and the report and opinion of Deloitte & Touche LLP relating thereto; and

          (ii) the unaudited consolidated balance sheet of the Acquired Corporations as of May 31, 2000 (the "Unaudited Interim Balance Sheet"), and the related unaudited income statement of the Acquired Corporations for the five months then ended.

     (b) The Company Financial Statements are accurate and complete in all material respects and present fairly, in all material respects, the financial positions of the Acquired Corporations as of the respective dates thereof and the results of operations and (in the case of the financial statements referred to in Section 2.4(a)(i)) cash flows of the Acquired Corporations for the periods covered thereby. The Company Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except that the financial statements referred to in Section 2.4(a)(ii) do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude).

     2.5 Absence of Changes. Except as set forth in Part 2.5 of the Company Disclosure Schedule, since December 31, 1999 (the "Audited Balance Sheet Date"):

          (a) there has not arisen any event, condition, fact or circumstance that, considered together with all other events, conditions, facts and circumstances, is deemed to have a Material Adverse Effect on the Acquired Corporations;

          (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, the assets of any of the Acquired Corporations taken as a whole (whether or not covered by insurance);

          (c) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, except for the cancellation of Company Options or Company Warrants without payment of any consideration by the Company;

          (d) except in connection with the Bridge Financing, none of the Acquired Corporations has sold, issued or granted, or authorized the issuance of, (i) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options or Company Warrants), (ii) any option, warrant or right to acquire any capital stock or any other security (except for Company Options identified and described in Part 2.3(b) or Part 2.3(c) of the Company Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

          (e) the Company has not amended or waived any of its material rights under, or permitted the acceleration of vesting under, (i) any provision of any of the Company's stock option plans, (ii) any provision of any Contract evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;

          (f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, and none of the Acquired Corporations has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except for the Company Charter Amendment;

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

          (g) none of the Acquired Corporations has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

          (h) none of the Acquired Corporations has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Corporations since the Audited Balance Sheet Date exceeds $100,000 in the aggregate;

          (i) none of the Acquired Corporations has: (i) entered into or permitted any of the assets owned or used by it to become bound by any Contract that is or would constitute a Material Contract (as defined in Section 2.10), except for the Company Charter Amendment and the Bridge Financing; or (ii) amended or terminated, or waived any right or remedy under, any Material Contract;

          (j) none of the Acquired Corporations has (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except, in the case of clauses (i) through (iii), for immaterial rights or other immaterial assets acquired, leased, licensed, waived, relinquished or disposed of in the ordinary course of business and consistent with past practices;

          (k) none of the Acquired Corporations has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for Permitted Liens and pledges of immaterial assets made in the ordinary course of business and consistent with past practices;

          (l) none of the Acquired Corporations has (i) lent money to any Person (other than pursuant to routine travel advances made to employees in the ordinary course of business), or (ii) incurred or guaranteed any indebtedness for borrowed money in excess of $50,000 in the aggregate;

          (m) none of the Acquired Corporations has (i) adopted, established or entered into any Employee Plan (as defined in Section 2.15), (ii) caused or permitted any Employee Plan to be amended in any material respect, (iii) paid any bonus (other than bonuses not exceeding $20,000 in the aggregate to any individual employee) or made any profit-sharing or similar payment to any of its directors, officers or employees or consultants, or (iv) except in the ordinary course of business and consistent with past practices, increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any of its directors, officers or employees or consultants or hired any new employees or consultants at the level of director or above;

          (n) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any respect, except as required by generally accepted accounting principles;

          (o) none of the Acquired Corporations has made any material Tax election;

          (p) through the date of this Agreement, none of the Acquired Corporations has commenced or settled any Legal Proceeding;

          (q) none of the Acquired Corporations has entered into any material transaction or taken any other material action that has had, or could reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations;

          (r) none of the Acquired Corporations has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices except for the Company Charter Amendment and the Bridge Financing; and

          (s) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses "(c)" through "(s)" above.

     2.6 Title to Assets. The Acquired Corporations own, and have good and valid title to, all assets purported to be owned by them, including: (i) all assets reflected on the Unaudited Interim Balance Sheet (except for the disposition of the Offline Publishing Assets described in Part 2.6(a) of the Company

Disclosure Schedule and inventory sold or otherwise disposed of in the ordinary course of business since the date of the Unaudited Interim Balance Sheet); and
(ii) all other assets reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. Except as described in
Part 2.6(a) of the Company Disclosure Schedule, all of such assets are owned by the Acquired Corporations free and clear of any Encumbrances other than Permitted Liens.

     2.7  Receivables; Customers; Inventories.

     (a) Part 2.7(a) of the Company Disclosure Schedule provides complete and accurate information with respect to each account maintained by or for the benefit of the Acquired Corporations at any bank or other financial institution.

     (b) Part 2.7(b) of the Company Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Acquired Corporations as of June 28, 2000. Except as set forth in Part 2.7(b) of the Company Disclosure Schedule, all existing accounts receivable of the Acquired Corporations (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the Audited Balance Sheet Date, and have not yet been collected) (i) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business, and (ii), as of the date of this Agreement and subject to the allowance for doubtful accounts reflected on the Unaudited Interim Balance Sheet, are current and believed by the Company to be collectible.

     (c) Part 2.7(c) of the Company Disclosure Schedule contains an accurate and complete list as of the date of this Agreement of all loans and advances made by any of the Acquired Corporations to any employee, director, consultant or independent contractor, other than routine travel advances made to employees in the ordinary course of business.

     (d) Part 2.7(d) of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each customer or other Person that accounted for (i) more than $750,000 of the consolidated gross revenues of the Acquired Corporations in fiscal year 1999, or
(ii) more than $750,000 of the consolidated gross revenues of the Acquired Corporations in the four months ended April 30, 2000.

     2.8 Real Property; Equipment; Leasehold. All material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are in good and safe condition and repair (ordinary wear and tear for items of comparable age and usage excepted) and are in all material respects and in the aggregate adequate for the conduct of the business of the Acquired Corporations substantially in the manner in which such business is currently being conducted. Except as set forth in Part 2.8 of the Company Disclosure Schedule, none of the Acquired Corporations own any real property or any interest in real property.
Part 2.8 of the Company Disclosure Schedule contains an accurate and complete list of all the Acquired Corporations' real property leases.

     2.9  Proprietary Assets.

     (a) Part 2.9(a)(i) of the Company Disclosure Schedule sets forth, with respect to each Proprietary Asset owned by the Acquired Corporations and registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application. Part 2.9(a)(ii) of the Company Disclosure Schedule identifies and provides a brief description of all other Proprietary Assets owned by the Acquired Corporations that are material to the business of the Acquired Corporations. Part 2.9(a)(iii) of the Company Disclosure Schedule identifies and provides a brief description of, and identifies any ongoing royalty or payment obligations in excess of $40,000 per year with respect to, each Proprietary Asset that is licensed or otherwise made available to the Acquired Corporations by any Person and is material to the business of the Acquired Corporations (except for any Proprietary Asset that is licensed to the Acquired Corporations under any third-party software license generally available to the public or that was at the time the license was entered into available on

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

substantially similar terms to companies that are similarly situated), and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to such Acquired Corporation. The Acquired Corporations have good and valid title to all of the Acquired Corporation Proprietary Assets purported to be owned by the Acquired Corporations, free and clear of all Encumbrances other than Permitted Liens. The Acquired Corporations have a valid right to use, license and otherwise exploit all Proprietary Assets required to be identified in Part 2.9(a)(iii) of the Company Disclosure Schedule subject to the terms of any applicable Contracts. Except as set forth in Part 2.9(a)(iv) of the Company Disclosure Schedule, none of the Acquired Corporations has developed jointly with any other Person any Acquired Corporation Proprietary Asset that is material to the business of the Acquired Corporations with respect to which such other Person has any rights. Except as set forth in Part 2.9(a)(v) of the Company Disclosure Schedule, there is no Acquired Corporation Contract (with the exception of end-user license agreements in the form previously delivered by the Company to Parent) pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Acquired Corporation Proprietary Asset.

     (b) The Acquired Corporations have taken reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of all material Acquired Corporation Proprietary Assets (except Acquired Corporation Proprietary Assets whose value would be unimpaired by disclosure). Without limiting the generality of the foregoing, except as set forth in Part 2.9(b) of the Company Disclosure Schedule, (i) each current or former employee of any Acquired Corporation who is or was involved in, or who has contributed to, the creation or development of any material Acquired Corporation Proprietary Asset has executed and delivered to such Acquired Corporation an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is in substance the same as the form of Confidential Information and Invention Assignment Agreement previously delivered by the Company to Parent, and (ii) each current and former consultant or independent contractor to any Acquired Corporation who is or was involved in, or who has contributed to, the creation or development of any material Acquired Corporation Proprietary Asset has executed and delivered to such Acquired Corporation an agreement (containing no exceptions to or exclusions from the scope of its coverage) that is in substance the same as the form of Consultant Confidential Information and Invention Assignment Agreement previously delivered to Parent. No current or former employee, officer, director, stockholder, consultant or independent contractor has any right, claim or interest in or with respect to any material Acquired Corporation Proprietary Asset.

     (c) Except as set forth in Part 2.9(c) of the Company Disclosure Schedule:
(i) all patents, trademarks, service marks and copyrights held by any of the Acquired Corporations are valid, enforceable and subsisting; (ii) none of the Acquired Corporation Proprietary Assets and no Proprietary Asset that is currently being developed by any of the Acquired Corporations (either by itself or with any other Person) infringes, misappropriates or conflicts with any Proprietary Asset owned or used by any other Person; (iii) none of the products, systems, software, computer programs, source code, models, algorithms, formula, compounds, inventions, designs, technology, proprietary rights or intangible assets that is or has been designed, created, developed, assembled, manufactured or sold by any of the Acquired Corporations is infringing, misappropriating or making any unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person; (iv) none of the Acquired Corporations has received any written or, to the Company's Knowledge, unwritten notice or other communication regarding any actual or alleged infringement, misappropriation or unlawful or unauthorized use of any Proprietary Asset owned or used by any other Person; (v) to the Company's Knowledge, no other Person is infringing, misappropriating or making any unlawful or unauthorized use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any material Acquired Corporation Proprietary Asset; and (vi) none of the Acquired Corporation Proprietary Assets infringe upon the rights of privacy or rights of publicity of any Person.

     (d) The Acquired Corporation Proprietary Assets constitute all the Proprietary Assets necessary to enable the Acquired Corporations to conduct their business substantially in the manner in which such business is being conducted. Except as set forth in Part 2.9(d) of the Company Disclosure Schedule, none of the Acquired Corporations has (i) licensed any of the material Acquired Corporation Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting or purporting to limit the ability of any Acquired Corporation to exploit fully any material Acquired Corporation Proprietary Assets or to transact business in any market or geographical area or with any Person.

     (e) Except as set forth in Part 2.9(e)(i) of the Company Disclosure Schedule, none of the Acquired Corporations has disclosed or delivered to any Person, or permitted the disclosure or delivery to any escrow agent or other Person, of any Acquired Corporation Source or Object Code, except for disclosure or delivery to employees or independent contractors who have signed agreements that are in substance the same as the form of Confidential Information and Invention Assignment Agreement previously delivered by the Company to Parent. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to, result in the disclosure or delivery to any Person of any Acquired Corporation Source or Object Code or the release from any escrow of any other Acquired Corporation Proprietary Asset, except for disclosure or delivery to employees or independent contractors who have signed agreements that are in substance the same as the form of Confidential Information and Invention Assignment Agreement previously delivered by the Company to Parent. Part 2.9(e)(ii) of the Company Disclosure
Schedule identifies each Contract pursuant to which the Company has deposited or is required to deposit with an escrow holder or any other Person of any Acquired Corporation Source or Object Code, and further describes whether the execution of this Agreement or the consummation of any of the transactions contemplated hereby could reasonably be expected to result in the release or disclosure of any Acquired Corporation Source or Object Code or the release from any escrow of any other Acquired Corporation Proprietary Asset.

     (f) Except as set forth in Part 2.9(f)(i) of the Company Disclosure Schedule, each computer, computer program and other item of software that is owned by any of the Acquired Corporations and, to the Company's Knowledge, each computer, computer program and other item of software that is used by any of the Acquired Corporations for its internal business operations (in each case whether installed on a computer or on any other piece of equipment, including firmware), is Year 2000 Compliant. To the Company's Knowledge, except as set forth in Part 2.9(f)(ii) of the Company Disclosure Schedule, each computer program and other item of software that has been designed, developed, sold, licensed or otherwise made available to any Person by any of the Acquired Corporations is Year 2000 Compliant. For purposes of this Section 2.9, a computer, computer program or other item of software is deemed to be "Year 2000 Compliant" if, except for such deviations from the following as do not adversely affect its functioning in any material respect: (i) the functions, calculations and other computing processes of such computer, program or software perform in a consistent and correct manner without interruption regardless of the date on which such functions, calculations or other processes are actually performed and regardless of the date input to the applicable computer system, whether before, on, or after January 1, 2000; (ii) such computer, program or software accepts, calculates, compares, sorts, extracts, sequences, and otherwise processes date inputs and date values, and returns and displays date values, in a consistent and correct manner regardless of the dates used whether before, on, or after January 1, 2000; (iii) such computer, program or software accepts and responds to year input, if any, in a manner that resolves any ambiguities as to century in a defined, predetermined, and appropriate manner; (iv) such computer, program or software stores and displays date information in ways that are unambiguous as to the determination of the century; and (v) such computer, program or software determines leap years by the following standard: (A) if dividing the year by 4 yields an integer, it is a leap year, except for years ending in 00; but (B) a year ending in 00 is a leap year if dividing it by 400 yields an integer.

     (g) Except with respect to demonstration or trial copies, no product, system, program or software module designed, developed, sold, licensed or otherwise made available by any of the Acquired Corporations to any Person contains any material "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data without the consent of the user.

     (h) Except as set forth in Part 2.9(h) of the Company Disclosure Schedule:
(i) each Acquired Corporation Proprietary Asset conforms in all material respects with any written specification, documentation, performance standard, representation or statement made or provided with respect thereto by or on behalf of the Company; and (ii) there has not been any claim by any customer or other Person alleging that any Acquired Corporation Proprietary Asset (including each version thereof that has ever been licensed or otherwise made available by the Company to any Person) does not conform in all material respects with any written specification, documentation, performance standard, representation or statement made or provided by or on behalf of the Company, and, to the Company's Knowledge, there is no basis for any such claim. The Company has established adequate reserves on the Unaudited Interim Balance Sheet to cover all costs associated with any obligations that the Company may have with respect to the correction or repair of programming errors or other defects in the Acquired Corporation Proprietary Assets.

     2.10  Contracts.

     (a) Part 2.10 of the Company Disclosure Schedule identifies each Acquired Corporation Contract that constitutes a "Material Contract." (For purposes of this Agreement, each of the following will be deemed to constitute a "Material Contract":

          (i) any Contract (A) relating to the employment of, or the performance of services by, any employee, consultant, or independent contractor, (B) pursuant to which any of the Acquired Corporations is or may become obligated to make any severance, termination or similar payment to any current or former employee, director, consultant or independent contractor or (C) pursuant to which any of the Acquired Corporations is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $25,000 to any current or former employee or director, consultant or independent contractor;

          (ii) any Contract relating to the acquisition, transfer, use, development, sharing or license of any material Proprietary Asset (except for any Contract pursuant to which (A) any Proprietary Asset is licensed to the Acquired Corporations under any third party software license generally available to the public at a cost of less than $10,000, or (B) any Proprietary Asset is licensed by any of the Acquired Corporations to any Person on a non-exclusive basis);

          (iii) any Contract that provides for indemnification of any officer, director, employee or agent;

          (iv) any Contract imposing any material restriction on the right or ability of any Acquired Corporation (A) to compete with any other Person,
     (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person, (E) to perform services for any other Person, or (F) to transact business or deal in any other manner with any other Person;

          (v) except with respect to the Bridge Financing, any Contract (other than Contracts evidencing Company Options) (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing any of the Acquired Corporations with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

          (vi) any Contract incorporating or relating to any material guaranty, indemnity (other than for breach by an Acquired Corporation of its own contractual obligations) or similar obligation;

          (vii) any Contract relating to any currency hedging;

          (viii) any Contract containing "standstill" or similar provisions;

          (ix) any Contract (A) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, or (B) directly or indirectly benefiting any

     Governmental Body (including any subcontract or other Contract between any Acquired Corporation and any contractor or subcontractor to any Governmental Body);

          (x) except with respect to the Bridge Financing, any Contract requiring that any of the Acquired Corporations give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction or similar transaction;

          (xi) except with respect to the Bridge Financing, any Contract that involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 and may not be terminated by an Acquired Corporation (without penalty) within 60 days after the delivery of a termination notice by such Acquired Corporation;

          (xii) except with respect to the Bridge Financing, any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate, other than purchase orders issued in the ordinary course of business;

          (xiii) any Contract that could reasonably be expected to have a material effect on the ability of the Company to perform any of its obligations, or to consummate any of the transactions contemplated by, this Agreement;

          (xiv) any Contract (A) creating or involving any agency relationship, distribution arrangement or franchise relationship, or (B) creating or relating to any partnership or joint venture or any sharing of profits or losses; and

          (xv) except with respect to the Bridge Financing, any other Contract entered into outside the ordinary course of business.

     The Company has delivered to Parent an accurate and complete copy of each Acquired Corporation Contract that constitutes a Material Contract, including all amendments thereto.

     (b) Each Acquired Corporation Contract that constitutes a Material Contract is valid and in full force and effect and is enforceable against the Company and, to the Company's Knowledge, each other party thereto in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     (c) Except as set forth in Part 2.10(c) of the Company Disclosure Schedule:
(i) none of the Acquired Corporations has, in any material respect, violated or breached, or committed any default under, any Material Contract (except for violations, breaches and defaults that have been fully cured within applicable cure periods or affirmatively waived by the other party to the affected Acquired Corporation Contract), and, to the Company's Knowledge, no other Person has, in any material respect, violated or breached, or committed any default under, any Material Contract (except for violations, breaches and defaults that have been fully cured within applicable cure periods or affirmatively waived by the Company), (ii) to the Company's Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to, (A) result in a violation or breach, in any material respect, of any of the provisions of any Material Contract, (B) give any Person the right to declare a material default or exercise any material remedy in respect of a default under any Material Contract, (C) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Material Contract, (D) give any Person the right to accelerate the maturity or performance of any Material Contract, (E) result in the disclosure, release or delivery of any Acquired Corporation Source or Object Code, or (F) give any Person the right to cancel, terminate or modify any Material Contract, (iii) since the Audited Balance Sheet Date, none of the Acquired Corporations has received any written or, to the Company's Knowledge, unwritten notice or other communication regarding any actual or possible material violation or breach of, or material default under, any Material Contract; and (iv) none of the Acquired Corporations has waived any of its material rights under any Material Contract.

     (d) The Contracts identified in Part 2.10 of the Company Disclosure Schedule collectively constitute all of the Contracts necessary to enable the Company to conduct its business substantially in the manner in which its business is currently being conducted.

     2.11 Liabilities. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured that would be required to be reflected on a balance sheet prepared in accordance with generally accepted accounting principles, whether due or to become due, and that could reasonably be expected to have a Material Adverse Effect on the Company, except for: (a) liabilities identified as such in the Unaudited Interim Balance Sheet; (b) accounts payable and other liabilities that have been incurred by the Company since May 31, 2000 in the ordinary course of business and consistent with the Company's past practices; (c) liabilities under Material Contracts; (d) other liabilities identified in the Company Disclosure Schedule; and (e) liabilities arising under any agreement entered into to effect the Bridge Financing.

     2.12 Compliance with Legal Requirements. Except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations, each of the Acquired Corporations has complied in all material respects with all applicable Legal Requirements. Except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations, since the Audited Balance Sheet Date, none of the Acquired Corporations has received any written or, to the Company's Knowledge, unwritten notice or other communication from any Governmental Body or other Person alleging any violation of, or failure to comply with, any Legal Requirement.

     2.13  Governmental Authorizations.

     (a) Except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations, the Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses substantially in the manner in which such businesses are currently being conducted. All such Governmental Authorizations are valid and in full force and effect and have been identified in Part 2.13(a) of the Company Disclosure Schedule. The Company has delivered to Parent complete and accurate copies of all such Governmental Authorizations. Each Acquired Corporation is in substantial compliance with the terms and requirements of such Governmental Authorizations. Since the Audited Balance Sheet Date, none of the Acquired Corporations has received any written or, to the Company's Knowledge, unwritten notice or other communication from any Governmental Body alleging (a) any violation of or failure to comply with any term or requirement of any Governmental Authorization, or (b) any revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization. Except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations, no Governmental Body has at any time challenged in writing the right of any of the Acquired Corporations to design, manufacture, offer or sell any of its products or services.

     (b) Part 2.13(b) of the Company Disclosure Schedule describes the terms of each grant, incentive or subsidy provided or made available to or for the benefit of any of the Acquired Corporations by any U.S. or foreign Governmental Body. Each of the Acquired Corporations is in full compliance with all of the terms and requirements of each grant, incentive and subsidy identified or required to be identified in Part 2.13(b) of the Company Disclosure Schedule. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify, any grant, incentive or subsidy identified or required to be identified in Part 2.13(b) of the Company Disclosure Schedule.

     2.14  Tax Matters.

     (a) Each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Acquired Corporation Returns") (i) has been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) has been, or will be when filed, complete and correct in all material respects. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. The Company has delivered to Parent accurate and complete copies of the Acquired Corporation Returns previously filed.

     (b) The Unaudited Interim Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through May 31, 2000 in accordance with generally accepted accounting principles.

     (c) No Acquired Corporation Return has ever been examined or audited by any Governmental Body or other Person. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Acquired Corporation.

     (d) No claim or Legal Proceeding asserting an actual or potential Tax liability is pending or, to the Company's Knowledge, has been overtly threatened against or with respect to any Acquired Corporation in respect of any Tax. There are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established on the Unaudited Interim Balance Sheet). There are no material liens for Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code (or any comparable provision under state or foreign Tax laws).

     (e) Except as set forth in Part 2.14(e) of the Company Disclosure Schedule, none of the Acquired Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract. There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (or any comparable provision of state or foreign Tax laws). Notwithstanding the foregoing, the parties have agreed that the non-deductibility of any payment by reason of Section 280G or Section 162 of the Code (or any comparable provision of state or foreign Tax laws) would not in any event (i) constitute Damages, or otherwise give rise to any claim by Parent against the Company or the Escrow Fund, under this Agreement, or (ii) be taken into account in determining whether the condition set forth in Section 6.1 has been satisfied.

     2.15  Employee and Labor Matters; Benefit Plans.

     (a) Part 2.15(a) of the Company Disclosure Schedule identifies each salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement and each other employee benefit plan or arrangement (collectively, the "Employee Plans") sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations.
Part 2.15(a) of the Company Disclosure Schedule also identifies each Legal Requirement pursuant to which any of the

Acquired Corporations is required to establish any reserve or make any contribution for the benefit of any current or former employee located in any jurisdiction outside of the United States.

     (b) Part 2.15(a) of the Company Disclosure Schedule includes any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any similar pension benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific Titles or Subtitles of ERISA for the benefit of employees or former employees of any of the Acquired Corporations (a "Pension Plan").

     (c) Part 2.15(a) of the Company Disclosure Schedule includes any employee welfare benefit plan (as defined in Section 3(1) of ERISA or any similar welfare benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific Titles or Subtitles of ERISA), for the benefit of any current or former employees or directors of any of the Acquired Corporations (a "Welfare Plan").

     (d) With respect to each Employee Plan, the Company has delivered to
Parent: (i) an accurate and complete copy of such Employee Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report, if required under ERISA, with respect to such Employee Plan for the last two years;
(iii) an accurate and complete copy of the most recent summary plan description, together with each summary of material modifications, if required under ERISA, with respect to such Employee Plan, (iv) if such Employee Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof; (v) accurate and complete copies of all material Contracts relating to such Employee Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and record-keeping agreements; and (vi) an accurate and complete copy of the most recent determination letter received from the Internal Revenue Service with respect to such Employee Plan (if such Employee Plan is intended to be qualified under Section 401(a) of the Code).

     (e) None of the Acquired Corporations is or has ever been required to be treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, except for the Acquired Corporations. None of the Acquired Corporations has ever been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. None of the Employee Plans identified in the Company Disclosure Schedule is a multiemployer plan (within the meaning of Section 3(37) of ERISA). None of the Acquired Corporations has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in "withdrawal liability," as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either
Section 4207 or 4208 of ERISA).

     (f) None of the Acquired Corporations has any plan or commitment to create any Welfare Plan or any Pension Plan, or to modify or change any existing Welfare Plan or Pension Plan (other than to comply with applicable law) in a manner that would affect any current or former employee or director of any of the Acquired Corporations.

     (g) No Employee Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of any of the Acquired Corporations after any termination of service of such employee or director (other than benefit coverage mandated by applicable law, including coverage provided pursuant to Section 4980B of the Code).

     (h) With respect to any Employee Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of Section 4980B of the Code ("COBRA") have been complied with in all material respects.
Part 2.15(h) of the Company Disclosure Schedule describes all obligations of the Acquired Corporations as of the date of this Agreement under any of the provisions of COBRA.

     (i) Each of the Employee Plans has been operated and administered in all material respects in accordance with its terms and with applicable Legal Requirements, including ERISA, the Code and applicable foreign Legal Requirements. The Acquired Corporations have performed, in all material respects, all of their respective obligations under the Employee Plans.

     (j) Each of the Employee Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and nothing has occurred that would adversely affect such determination.

     (k) Except as set forth in Part 2.15(k) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of any of the Acquired Corporations (whether or not under any Employee Plan), or materially increase the benefits payable or provided under any Employee Plan, or result in any acceleration of the time of payment or vesting of any such benefits. Without limiting the generality of the foregoing (and except as set forth in Part 2.15(k) of the Company Disclosure Schedule), the consummation of the Merger will not result in the acceleration of vesting of any unvested Company Options.

     (l) Part 2.15(l) of the Company Disclosure Schedule contains a list of all salaried employees of each of the Acquired Corporations as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements but excluding Company Options), their dates of employment and their positions. None of the Acquired Corporations is a party to any collective bargaining contract or other Contract with a labor union involving any of its employees. Except as set forth in Part 2.15(l) of the Company Disclosure Schedule, all of the employees of the Acquired Corporations are "at will" employees.

     (m) Part 2.15(m) of the Company Disclosure Schedule identifies each employee of any of the Acquired Corporations who, as of the date of this Agreement, is not fully available to perform work because of long-term disability or other leave and sets forth the basis of such disability or leave and the anticipated date of return to full service.

     (n) Each of the Acquired Corporations is in compliance in all material respects with all applicable Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters, except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations.

     (o) The Acquired Corporations, taken as a whole, have good labor relations. To the Company's Knowledge, there are no facts indicating that (i) the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of the Acquired Corporations taken as a whole, or (ii) as of the date of this Agreement, any of the employees of any of the Acquired Corporations identified in Part 2.15(o) of the Company Disclosure Schedule intends to terminate his or her employment with the Acquired Corporation with which such employee is employed.

     2.16 Environmental Matters. Each of the Acquired Corporations (i) is in compliance in all material respects with all applicable Environmental Laws and
(ii) possesses all permits and other Governmental Authorizations required under applicable Environmental Laws, and is in compliance with the terms and conditions thereof in all material respects. None of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any of the Acquired Corporations is not in compliance in all material respects with any Environmental Law, and, to the Company's Knowledge, there are no circumstances that could reasonably be expected to prevent or interfere with the Acquired Corporations' future compliance in all material respects with any existing Environmental Law. To the Company's Knowledge, (a) all property that is leased to, controlled by or used by any of the Acquired Corporations, and all surface water, groundwater and soil associated with or adjacent to such property, is free of any material environmental contamination of any nature, (b) none of the property leased to, controlled by or used by any of the Acquired Corporations contains any underground storage tanks, asbestos, equipment using PCBs, underground injection wells, and (c) none of the property leased to, controlled by or used by any of the Acquired Corporations contains any septic tanks in which process wastewater or any Materials of Environmental Concern have been disposed. No Acquired Corporation has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law (i) has been placed on the "National Priorities List" of hazardous waste sites or any similar state list,
(ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity, or (iii) is subject to a Legal Requirement to take "removal" or "remedial" action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site.

     2.17 Insurance. Part 2.17 of the Company Disclosure Schedule identifies all insurance policies maintained by, at the expense of or for the benefit of the Acquired Corporations and identifies any material claims thereunder that have been made within two years prior to the date of this Agreement or have not been fully adjusted. The Company has delivered to Parent accurate and complete copies of the insurance policies and self insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. Each of such insurance policies is in full force and effect. Since the Audited Balance Sheet Date, none of the Acquired Corporations has received any notice or other communication regarding any actual or overtly threatened (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

     2.18 Related Party Transactions. Except as set forth in Part 2.18 of the Company Disclosure Schedule and except with respect to the Bridge Financing: (a) no Related Party has, and no Related Party has had at any time since the Audited Balance Sheet Date, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Company; (b) no Related Party is, or has been at any time since the Audited Balance Sheet Date, indebted to the Company; (c) since the Audited Balance Sheet Date, no Related Party has entered into, or has had any direct or indirect financial interest in (other than through de minimis stock ownership in public companies), any material Contract, transaction or business dealing involving the Company; (d) no Related Party is competing, or has competed at any time since the Audited Balance Sheet Date, directly or indirectly, with the Company; and (e) no Related Party has any claim or right against the Company (other than rights under Company Options, warrants of the Company and rights to receive compensation for services performed as an employee of the Company).

     2.19  Legal Proceedings; Orders.

     (a) Except as set forth in Part 2.19(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and, to the Company's Knowledge, no Person has overtly threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations; or any Person whose liability has or may have been retained or assumed, in any manner, by any of the Acquired Corporations; or (ii) that challenges, or that could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the Company's Knowledge, except as set forth in Part 2.19(a) of the Company Disclosure Schedule, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to give rise to or serve as a basis for the commencement of any such Legal Proceeding, except for any such Legal Proceeding that will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations.

     (b) As of the date of this Agreement, except as set forth in Part 2.19(b) of the Company Disclosure Schedule, no Legal Proceeding has ever been commenced by or has ever been pending against any Acquired Corporation.

     (c) There is no order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject. To the Company's Knowledge, no officer or key employee of any of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that relates to the Acquired Corporations' businesses or to any assets owned or used by the Acquired Corporations. To the Company's Knowledge, no officer or other employee of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations.

     2.20 Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement. The Company has full corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held) has (a) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger, (c) unanimously recommended the adoption of this Agreement by the holders of Company Stock and directed that this Agreement and the Merger be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 5.2), and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. No takeover statute or similar Legal Requirement of the State of North Carolina applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

     2.21 Section 203 of the DGCL Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the board of directors and stockholders of the Company have taken and will take all actions within their power so that the restrictions applicable to business combinations contained in
Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement.

     2.22 No Existing Discussions. None of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

     2.23 Vote Required. The only vote of the holders of any class or series of the Company's capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement (the "Required Company Stockholder Vote") is as follows: (a) under the DGCL and the Company's certificate of incorporation, the affirmative vote of the holders of a majority of the shares of Company Stock (excluding the Series A Convertible Preferred Stock and the Series E Convertible Preferred Stock) outstanding on the record date for the Company Stockholders' Meeting; and (b) under Contracts of the
Company: (i) the affirmative vote of the holders of a majority of the shares of Company's Series A Convertible Preferred Stock outstanding on the record date for the Company Stockholders' Meeting; (ii) the affirmative vote of the holders of 80% of the shares of Company's Series B Convertible Preferred Stock outstanding on the record date for the Company Stockholders' Meeting; (iii) the affirmative vote of the holders of 80% of the shares of Company's Series C Convertible Preferred Stock and C-1 Convertible Preferred Stock outstanding on the record date for the Company Stockholders' Meeting, voting together as a single class; and (iv) the consent required pursuant to Section 1 of the Consent Agreement referred to in paragraph (10) of Part 6.5 of the Company Disclosure Schedule. Based on the shares of Company Stock outstanding as of the date of this Agreement, if all of the Persons that have executed and delivered to Parent the Company Stockholder Voting Agreements vote the shares of

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Company Stock shown as being owned by them in such agreements in the manner required by such agreements, the Required Company Stockholder Vote will be achieved.

     2.24 Non-Contravention; Consents. Neither (1) the execution, delivery or performance by the Company of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

          (a) contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

          (b) contravene, conflict with or result in a violation of any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject, except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations;

          (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Corporations, except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations;

          (d) except as disclosed in Part 2.24(a) of the Company Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Corporation Contract that constitutes a Material Contract, or require the consent of any party to any such Acquired Corporation Contract, or give any Person the right to (i) declare a default or exercise any material remedy in respect of a default under any such Acquired Corporation Contract, (ii) obtain a rebate, chargeback, penalty or change in delivery schedule under any such Acquired Corporation Contract, (iii) accelerate the maturity or performance of any such Acquired Corporation Contract, or (iv) cancel, terminate or modify any term of such Acquired Corporation Contract;

          (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for Permitted Liens), except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations; or

          (f) result in, or increase the likelihood of, the disclosure or delivery to any escrow holder or other Person of the Acquired Corporation Source or Object Code, or the transfer of any material asset of any of the Acquired Corporations to any Person, except as will not at any time be deemed to have a Material Adverse Effect on the Acquired Corporations.

Except as set forth in Part 2.24(b) of the Company Disclosure Schedule, none of the Acquired Corporations is or will be required to make any material filing with or give any material notice to, or to obtain any material Consent from, any Governmental Body in connection with (x) the execution, delivery or performance by the Company of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement.

     2.25  Full Disclosure.

     (a) This Agreement (including the Company Disclosure Schedule) does not (i) contain any representation or warranty of the Company that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations and warranties of the Company contained herein (in the light of the circumstances under which such representations and warranties were made) not false or misleading.

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

     (b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Form S-3 Registration Statement will, at the time the Form S-4 Registration Statement or the Form S-3 Registration Statement, as applicable, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/ Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company Stockholders' Meeting or the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent represents and warrants to the Company as follows:

     3.1 Due Organization; Subsidiaries; Etc. Each of Parent and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware (or, in the case Subsidiaries such other jurisdiction(s) in which they may be incorporated) and has all necessary power and authority to: (a) conduct its business in the manner in which its business is currently being conducted; (b) own and use its assets in the manner in which its assets are currently owned and used; and (c) perform its obligations under all Contracts by which it is bound. Each of Parent and each of its Subsidiaries is duly qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification.

     3.2  SEC Filings; Financial Statements.

     (a) Parent has filed with the SEC all documents that it is required to have filed with the SEC since July 27, 1999. Parent has delivered or made available to the Company accurate and complete copies (excluding copies of exhibits) of each report, registration statement and definitive proxy statement filed by Parent with the SEC since July 27, 1999 (the "Parent SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and
(ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, the Parent SEC Documents, considered in the aggregate together with this Agreement (including the Parent Disclosure Schedule) and disregarding any statements therein that have been amended, corrected or superseded by statements contained in later-filed Parent SEC Documents, do not contain any untrue statement by Parent of a material fact or omit to state a material fact required to be stated therein by Parent or necessary in order to make the statements therein by Parent, in the light of the circumstances under which they were made, not misleading.

     (b) The consolidated financial statements contained in the Parent SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude); and (iii) fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations of Parent and its subsidiaries for the periods covered thereby.

     (c) None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Form S-3 Registration Statement will, at the time the Form S-4 Registration Statement or the Form S-3 Registration Statement, as applicable, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus will, at the time the Joint Proxy Statement/Prospectus is mailed to the stockholders of the Company or the stockholders of Parent or at the time of the Company Stockholders' Meeting or the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

     3.3 Authority; Binding Nature of Agreement. Parent has full corporate power and authority to perform its obligations under this Agreement and the execution, delivery and performance by Parent of this Agreement (including without limitation performance of its obligations under Section 5.2) has been duly authorized by all necessary action on the part of the board of directors of Parent. This Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     3.4 Vote Required. The only vote of Parent's stockholders required to approve the Merger and the issuance of Parent Common Stock in the Merger is the affirmative vote of the holders of a majority of the shares of Parent Common Stock outstanding on the record date for the Parent Stockholders' Meeting (the "Required Parent Stockholder Vote"). Based on the number of shares of Parent Common Stock outstanding as of the date of this Agreement, if all of the Persons that have executed and delivered to the Company the Parent Stockholder Voting Agreements vote the shares of Parent Common Stock shown as being owned by them in such agreements in the manner required by such agreements, the Required Parent Stockholder Vote will be achieved.

     3.5 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

     3.6  Capitalization.

     (a) As of the date of this Agreement, the authorized capital stock of Parent consists of 110,000,000 shares of Parent Common Stock and 10,000,000 shares of Preferred Stock, par value $.0001 per share. As of July 5, 2000, approximately 46,300,000 shares of Parent Common Stock were issued and outstanding. As of the date of this Agreement, no shares of preferred stock of Parent are outstanding. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

     (b) Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement or in Part 3.6 of the Parent Disclosure Schedule, there is no
(i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

     (c) All of the outstanding shares of capital stock of Parent's Subsidiaries have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and, except to the extent otherwise disclosed in the Parent SEC Documents filed prior to the date of this Agreement or in Part 3.6

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of the Parent Disclosure Schedule, are owned beneficially and of record by
Parent or its Subsidiaries, free and clear of any Encumbrances other than Permitted Liens.

     (d) The copies of Parents' certificate of incorporation and bylaws previously made available to the Company are true and correct.

     3.7 Absence of Changes. Since December 31, 1999, except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement or in Part
3.7 of the Parent Disclosure Schedule: (a) there has not arisen any event, condition, fact or circumstance that, considered together with all other events, conditions, facts and circumstances, is deemed to have a Material Adverse Effect on Parent; (b) Parent and its Subsidiaries have conducted their business in the ordinary course consistent with past practice; and (c) Parent has not (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (except for repurchases of Parent Common Stock from former employees or consultants pursuant to contractual rights to do so) or (iii) changed any of its methods of accounting or accounting practices in any material respect except as required by generally accepted accounting principles.

     3.8 Liabilities. Parent and its Subsidiaries have no accrued, contingent or other liabilities of any nature, either matured or unmatured, that would be required to be reflected in financial statements prepared in accordance with generally accepted accounting principles, whether due or to become due, and that could reasonably be expected to have a Material Adverse Effect on Parent, except for: (a) liabilities identified as such in the Parent SEC Documents filed prior to the date of this Agreement; (b) accounts payable and other liabilities that have been incurred by Parent since December 31, 1999 in the ordinary course of business and consistent with Parent's past practices; (c) liabilities under material Contracts of Parent or its Subsidiaries; and (d) liabilities described in Part 3.8 of the Parent Disclosure Schedule.

     3.9 Compliance with Legal Requirements. Except as disclosed in the Parent SEC Documents: (a) Parent and its Subsidiaries have complied with all applicable Legal Requirements, except where the failure to comply will not at any time be deemed to have a Material Adverse Effect on Parent; and (b) since December 31, 1999, none of Parent or its Subsidiaries has received any written notice from any Governmental Body alleging any violation of, or failure to comply with, any Legal Requirement, except where the failure to comply will not at any time be deemed to have a Material Adverse Effect on Parent.

     3.10 Tax Matters. Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement:

          (a) Each of the material Tax Returns required to be filed by or on behalf of Parent or any of its Subsidiaries with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Parent Returns") (i) has been, or will be, filed on or before the applicable due date (including any extensions of such due date), and (ii) was, or will be, when filed complete and correct in all material respects. All amounts shown on the Parent Returns to be due on or before the Closing Date have been, or will be, paid on or before the Closing Date. All material Taxes payable by or with respect to Parent and its Subsidiaries but not reflected on any Tax Return required to have been filed prior to the date of the most recent balance sheet included in Parent's Form 10-Q have been fully paid or adequate provision therefor has been made and reflected on such balance sheet.

          (b) No Parent Return has ever been examined or audited by any Governmental Body or other Person. No extension or waiver of the limitation period applicable to any of the Parent Returns has been granted (by Parent or any other Person), and no such extension or waiver has been requested from Parent or any of its Subsidiaries.

     3.11 Environmental Matters. Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement: (a) Parent and its Subsidiaries (i) are in compliance in all material respects with all applicable Environmental Laws and (ii) possess all permits and other Governmental Authorizations required under applicable Environmental Laws and are in compliance with the terms and conditions thereof; (b) Parent and its Subsidiaries have not received any written notice, whether from a

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

Governmental Body, citizens group, employee or otherwise, that alleges that any of them is not in compliance in all material respects with any Environmental Law; (c) Parent and its Subsidiaries have never sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law (1) has been placed on the "National Priorities List" of hazardous waste sites or any similar state list,
(2) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity, or (3) is subject to a Legal Requirement to take "removal" or "remedial" action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site.

     3.12  Legal Proceedings; Orders.

     (a) Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement or in Part 3.12 of the Parent Disclosure Schedule, there is no pending Legal Proceeding, and (to Parent's knowledge) no Person has overtly threatened to commence any Legal Proceeding: (i) except as would not reasonably be expected to have a Material Adverse Effect on Parent, that involves Parent or its Subsidiaries or any of the assets owned or used by any of them; or any Person whose liability has or may have been retained or assumed, in any manner, by any of them or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement.

     (b) Except as disclosed in the Parent SEC Documents filed prior to the date of this Agreement: (i) there is no order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the assets owned or used by any of them, is subject; (ii) to Parent's knowledge, no officer or key employee of Parent or its Subsidiaries is subject to any order, writ, injunction, judgment or decree that relates to Parent's or its Subsidiaries' businesses or to any assets owned or used by Parent or its Subsidiaries; (iii) to Parent's knowledge, no officer or other employee of Parent or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to Parent's or its Subsidiaries' businesses (except, in the case of any order, writ, injunction, judgment or decree entered after the date of this Agreement, as would not reasonably be expected to have a Material Adverse Effect on Parent).

     3.13 Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement by Parent, nor (2) the consummation by Parent of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

          (a) contravene, conflict with or result in a violation of (i) any of the provisions of Parent's or its Subsidiaries' certificates of incorporation or bylaws, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or any of its Subsidiaries;

          (b) contravene, conflict with or result in a violation of any Legal Requirement or any order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the assets owned or used by any of them, is subject;

          (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or any of its Subsidiaries;

          (d) except as disclosed in Part 3.13 of the Parent Disclosure Schedule, contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Contract of Parent or any of its Subsidiaries; or

          (e) except as disclosed in Part 3.13 of the Parent Disclosure Schedule, result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or any of its Subsidiaries;

     except, in the case of each of paragraphs (b) through (e) above, as will not at any time be deemed to have a Material Adverse Effect on Parent.

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Except as required by the HSR Act or in connection with the Form S-4
Registration Statement, Parent is not and will not be required to make any material filing with or give any material notice to, or to obtain any material Consent from, any Governmental Body in connection with (x) the execution and delivery or performance by Parent of this Agreement or any of the other agreements referred to in this Agreement or (y) the consummation of the Merger or any of other transactions contemplated by this Agreement.

     3.14 Board Approval. The Board of Directors of Parent, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Parent Board Approval"), has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of Parent and its stockholders and declared the Merger to be advisable; (b) approved this Agreement and the Merger; and (c) recommended that the stockholders of Parent adopt this Agreement and directed that such matter be submitted for consideration by Parent's stockholders at the Parent Stockholders Meeting.

     3.15 No Brokers. Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Parent to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except as set forth in Part 3.15 of the Parent Disclosure Schedule. Any fees, commissions or other payments arising out of the items set forth in Part 3.15 of the Parent Disclosure Schedule will be borne by Parent.

     3.16 Section 203 of the DGCL Not Applicable. The board of directors of Parent approved this Agreement, the other agreements referred to in this Agreement, the Merger and the other transactions contemplated by this Agreement on July 14, 2000. At all times on or prior to the Effective Time, the board of directors of Parent will take all actions within its power so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement.

     3.17 Governmental Authorizations. Parent and its Subsidiaries hold all Governmental Authorizations necessary to enable them to conduct their respective businesses substantially in the manner in which such businesses are currently being conducted, except where the failure to have a Governmental Authorization will not at any time be deemed to have a Material Adverse Effect on Parent. Parent and each of its Subsidiaries is in substantial compliance with the terms and requirements of such Governmental Authorizations.

     3.18 Employee and Labor Matters; Benefit Plans. All salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement and each other employee benefit plan or arrangement (collectively, the "Parent Employee Plans") sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries for the benefit of any current or former employee of any of them has been operated and administered in all material respects in accordance with its terms and with applicable Legal Requirements, including ERISA, the Code and applicable foreign Legal Requirements. Parent and each of its Subsidiaries have performed, in all material respects, all of their respective obligations under the Parent Employee Plans.

SECTION 4. CERTAIN COVENANTS OF THE COMPANY AND PARENT

     4.1  Access and Investigation.

     (a) During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company will, and will cause the respective Representatives of the Acquired Corporations to: (i) provide Parent and Parent's Representatives with reasonable access to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (ii) provide Parent and

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Parent's Representatives with such copies of the existing books, records, Tax
Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company will promptly provide Parent with copies of: (A) all material operating and financial reports prepared by the Acquired Corporations for the Company's senior management, including (1) copies of the unaudited monthly consolidated balance sheets of the Acquired Corporations and the related unaudited monthly consolidated statements of operations, statements of stockholders' equity and statements of cash flows and (2) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for the Company's senior management; (B) any written materials or communications sent by or on behalf of the Company to its stockholders; (C) any material notice, document or other communication sent by or on behalf of any of the Acquired Corporations to any party to any Acquired Corporation Contract or sent to any of the Acquired Corporations by any party to any Acquired Corporation Contract (other than any communication that relates solely to routine commercial transactions between an Acquired Corporation and the other party to any such Acquired Corporation Contract and that is of the type sent in the ordinary course of business and consistent with past practices); (D) any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Acquired Corporations in connection with the Merger or any of the other transactions contemplated by this Agreement; and (E) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Body.

     (b) During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), Parent will, and will cause the respective Representatives of Parent to: (i) provide the Company and the Company's Representatives with reasonable access to Parent's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent; and (ii) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent, and with such additional financial, operating and other data and information regarding Parent, as the Company may reasonably request.

     4.2  Operation of the Company's Business.

     (a) During the Pre-Closing Period: (i) the Company will ensure that each of the Acquired Corporations conducts its business and operations in the ordinary course and consistent with past practices; (ii) the Company will use all reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) the Company will cause to be provided all notices, assurances and support required by any Acquired Corporation Contract relating to any Proprietary Asset in order to ensure that no condition under such Acquired Corporation Contract occurs that could reasonably be expected to result in or increase the likelihood of, (1) any transfer or disclosure by any Acquired Corporation of any Acquired Corporation Source or Object Code, or (2) a release from any escrow of any Acquired Corporation Source or Object Code that has been deposited or is required to be deposited in escrow under the terms of such Acquired Corporation Contract; (iv) the Company will promptly notify Parent of
(1) any written or, to the Company's Knowledge, unwritten notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (2) any Legal Proceeding commenced or, to the Company's Knowledge, overtly threatened against, relating to or involving or otherwise affecting any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement; (v) the Company will (to the extent reasonably requested by Parent) cause its officers to report to Parent concerning the status of the Company's business. Notwithstanding anything to the contrary in this Agreement, the Company will be permitted to, and the Company will not be deemed to have been the subject of a Material Adverse Effect or to have breached any representation, warranty, covenant or agreement contained herein, if the

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Company shall: (i) obtain interim financing through the sale and issuance of securities constituting, or that as of the Effective Time will constitute, Company Stock; (ii) discontinue or dispose of the Offline Publishing Business;
(iii) take necessary actions, including seeking and obtaining the approval of its stockholders, to effect the Company Charter Amendment; and (iv) pay bonuses to its employees to the extent such bonuses do not exceed an aggregate of $20,000 to any individual employee during the Pre-Closing Period. In addition, notwithstanding anything to the contrary in this Agreement, the Company will not be deemed to have been the subject of a Material Adverse Effect, or to have breached any representation, warranty, covenant or agreement contained herein, if National Broadcasting Company, Inc. ("NBC") exercises its right to discontinue Promotion under paragraph 2 of the Letter Agreement Re: NBC Sports/Total Sports Joint Venture dated November 11, 1999 between the Company and NBC Sports, a division of NBC. The Bridge Financing may be structured so that the closing of such financing is conditioned upon the satisfaction (or waiver) of all conditions to the Merger hereunder and/or so that such financing is consummated at the Closing hereunder but immediately prior to the Effective Time, and, in connection therewith, Parent will cooperate with the Company as reasonably requested by the Company, it being acknowledged that the Company will need to prepare an offering memorandum which contains or incorporates by reference information prepared for the Joint Proxy Statement/Prospectus and the Form S-4 Registration Statement.

     (b) During the Pre-Closing Period, except as expressly permitted by Section 4.2(a), the Company will not (without the prior written consent of Parent), and will not permit any of the other Acquired Corporations to:

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except for the cancellation of Company Options or Company Warrants without payment of any consideration by the Company;

          (ii) sell, issue, grant or authorize the issuance or grant of (1) any capital stock or other security, (2) any option, call, warrant or right to acquire any capital stock or other security, or (3) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may (A) issue Company Stock upon the valid conversion of convertible securities outstanding as of the date of this Agreement, (B) issue Company Stock upon the valid exercise of Company Options or Company Warrants outstanding as of the date of this Agreement, and (C) grant options under its 2000 Stock Plan as described in Part 4.2(b)(ii) of the Company Disclosure Schedule;

          (iii) amend or waive any of its material rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

          (iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

          (v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

          (vi) make any capital expenditure (except that the Acquired Corporations may make capital expenditures that, when added to all other capital expenditures made on behalf of the Acquired Corporations during the Pre-Closing Period, do not exceed $200,000 in the aggregate);

          (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract;

          (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or waive or relinquish any right that is material to the Acquired Corporations, taken as a whole;

          (ix) lend money to any Person, or incur or guarantee any indebtedness make routine borrowings in the ordinary course of business;

          (x) establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (except that the Company (A) may make routine, reasonable salary increases in connection with the Company's customary employee review process, and (B) may pay customary bonus payments and profit sharing payments consistent with past practices payable in accordance with existing bonus and profit sharing plans referred to in Part 2.15(a) of the Company Disclosure Schedule);

          (xi) hire any new employee at the level of director or above or with an annual base salary in excess of $100,000, promote any employee except in order to fill a position vacated after the date of this Agreement, or engage any consultant or independent contractor for a period that is not terminable by the Company (without penalty) within 30 days;

          (xii) change, in any material respect that is adverse to the Acquired Corporations, any of its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies, or any of its methods of accounting or accounting practices;

          (xiii) make any material Tax election;

          (xiv) settle any Legal Proceeding on terms that would impose any obligation on Parent after the Effective Time without first advising and consulting with Parent;

          (xv) take any other material action outside the ordinary course of business;

          (xvi) take any action that would or would reasonably be expected to result in (1) any of the conditions to the Merger set forth in Section 6 not being satisfied or (2) a material delay in the satisfaction of such conditions; or

          (xvii) agree or commit to take any of the actions described in clauses "(i)" through "(xvi)" of this Section 4.2(b).

     4.3  No Solicitation.

     (a) The Company will not directly or indirectly, and will not authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any action inconsistent with of any of the provisions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, will be deemed to constitute a breach of this Section 4.3 by the Company.

     (b) The Company will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to any of the Acquired Corporations (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company will keep Parent fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

     (c) The Company will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

     (d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent.

     4.4 Operation of Parent's Business. Except as set forth in Part 4.4 of the Parent Disclosure Schedule, during the Pre-Closing Period, Parent will not (without the prior written consent of the Company):

          (a) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, purchase, redeem or otherwise reacquire, directly or indirectly, any shares of capital stock or other securities (except for repurchases of Parent Common Stock from former employees or consultants pursuant to contractual rights to do so);

          (b) issue any capital stock at less than fair market value (other than (i) pursuant to any Parent employee stock option plans, (ii) upon conversion or exercise of presently-outstanding securities convertible into or exercisable for capital stock or (iii) pursuant to presently-outstanding contractual rights to acquire such capital stock) or permit any of its Subsidiaries to effect such an issuance, or effect any split of its capital stock;

          (c) issue any capital stock (other than (i) pursuant to any Parent employee stock option plans, (ii) upon conversion or exercise of presently-outstanding securities convertible into or exercisable for capital stock or (iii) pursuant to presently-outstanding rights to acquire such capital stock) if the effect of such issuance would be that the Persons that have executed and delivered to the Company the Parent Stockholder Voting Agreements would not hold sufficient shares of Parent Common Stock to approve the Merger and the issuance of Parent Common Stock in the Merger;

          (d) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws, or effect or become a party to, or permit any of its Subsidiaries to effect or become a party to, any Acquisition Transaction;

          (e) take any action that would or would reasonably be expected to result in (i) any of the conditions to the Merger set forth in Section 7 not being satisfied or (ii) a material delay in the satisfaction of such conditions.

          (f) agree or commit to take any of the actions described in clauses "(a)" through "(d)" of this Section 4.4.

SECTION 5. ADDITIONAL COVENANTS OF THE PARTIES

     5.1 Form S-4 Registration Statement; Joint Proxy Statement/Prospectus; Form S-3 Registration Statement.

     (a) As promptly as practicable after the date of this Agreement, Parent and the Company will prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus and Parent will prepare

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

and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and the Company will use all reasonable efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/ Prospectus to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent will use all reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent's stockholders, and the Company will use all reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company's stockholders, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the Company and Parent will promptly furnish to the other party all information concerning such party and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If the Company or Parent becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then such party will promptly inform the other party thereof and will cooperate with such other party in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company and Parent.

     (b) Prior to the Effective Time, Parent will use reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting; provided, however, that Parent will not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction.

     (c) As promptly as practicable after the date on which it becomes eligible to register securities on Form S-3, Parent will cause to be filed with the SEC the Form S-3 Registration Statement to register the resale in brokers' transactions of the Parent Common Stock received in the Merger by those stockholders of the Company who will be subject to the resale restrictions set forth in paragraph (c) of Rule 145 under the Securities Act (the "Rule 145 Sellers"). Parent will use all reasonable efforts to cause the Form S-3 Registration Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-3 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC and in any event prior to the Closing Date. The Company will keep the Form S-3 Registration Statement continuously effective under the Securities Act for a period ending one year after the Closing and during such period will supplement or amend the Form S-3 Registration Statement if and as required by the Securities Act or the rules and regulations promulgated by the SEC thereunder.

     (d) As a condition precedent to using the Form S-3 Registration Statement, each of the Rule 145 Sellers will enter into an agreement with Parent containing the following provisions:

          (i) In the event that (1) there occurs an event described in paragraph
     (ii) below or (2) in the reasonable judgment of Parent, it becomes advisable to suspend use of the prospectus included in the Form S-3 Registration Statement (the "Resale Prospectus") for a discrete period of time due to pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which Parent believes public disclosure will be prejudicial to Parent, Parent will deliver to the Rule 145 Sellers a certificate to such effect, signed by an authorized officer of Parent. Each of the Rule 145 Sellers will refrain from executing any sales of securities pursuant to the Resale Prospectus from the time of receipt of such certificate until such Rule 145 Seller is advised in writing by Parent that the Resale Prospectus may again be used and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in the Resale Prospectus. Parent will use all reasonable efforts to ensure that the use of the Resale Prospectus may be resumed as soon as practicable and, in the case of a pending development or event referred to above, as soon as the earlier of
     (1) public disclosure of such pending material corporate development

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

     or similar material event or (2) in the judgment of Parent, public disclosure of such material corporate development or similar material event would not be prejudicial to Parent. Parent will be entitled to exercise its right to suspend use of the Resale Prospectus under this Section 5.1(d)(i) only for a period or periods not to exceed an aggregate of 30 days in any three-month period or 90 days in any 12-month period.

          (ii) The events referred to in the first sentence of paragraph (i) above are: (i) any request by the SEC for amendments or supplements to the Form S-3 Registration Statement or the Resale Prospectus or for additional information; (ii) the issuance by the SEC of any stop order suspending the effectiveness of the Form S-3 Registration Statement or the initiation or overt threatening of any proceedings for that purpose; (iii) the receipt by Parent of any notification with respect to the suspension of the qualification or exemption from qualification of the Parent Common Stock for sale in any jurisdiction or the initiation or overt threatening of any proceeding for such purpose; and (iv) the existence of any fact or occurrence of any event that makes any statement of a material fact in the Form S-3 Registration Statement or the Resale Prospectus or any document incorporated or deemed to be incorporated by reference therein untrue or that would require the making of any changes in the Form S-3 Registration Statement or Resale Prospectus in order that, in the case of the Form S-3 Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Resale Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     5.2  Company Stockholders' Meeting.

     (a) The Company will take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Stock to vote on a proposal to adopt this Agreement (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting will be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company will ensure that all proxies solicited in connection with the Company Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

     (b) Subject to Section 5.2(c): (i) the Joint Proxy Statement/Prospectus will include a statement to the effect that the board of directors of the Company recommends that the Company's stockholders vote to adopt this Agreement at the Company Stockholders' Meeting (the recommendation of the Company's board of directors that the Company's stockholders vote to adopt this Agreement being referred to as the "Company Board Recommendation"); and (ii) the Company Board Recommendation will not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent will be adopted or proposed.

     (c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent if the Company's board of directors determines in good faith, after having taken into account the written advice of the Company's outside legal counsel, that the withdrawal or modification of the Company Board Recommendation is required in order for the Company's board of directors to comply with its fiduciary obligations to the Company's stockholders under applicable law.

     (d) The Company's obligation to call, give notice of and hold the Company Stockholders' Meeting in accordance with Section 5.2(a) will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any withdrawal or modification of the Company Board Recommendation.

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     5.3  Parent Stockholders' Meeting.

     (a) Parent will take all action necessary to call, give notice of and hold a meeting of the holders of Parent Common Stock to vote on the issuance of Parent Common Stock in the Merger (the "Parent Stockholders' Meeting"). The Parent Stockholders' Meeting will be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Parent will ensure that all proxies solicited in connection with the Parent Stockholders' Meeting are solicited in compliance with all applicable Legal Requirements.

     (b) Subject to Section 5.3(c): (i) the Joint Proxy Statement/Prospectus will include a statement to the effect that the board of directors of Parent recommends that Parent's stockholders vote to approve the issuance of Parent Common Stock in the Merger (the recommendation of Parent's board of directors that Parent's stockholders vote to approve the issuance of Parent Common Stock in the Merger being referred to as the "Parent Board Recommendation"); and (ii) the Parent Board Recommendation will not be withdrawn or modified in a manner adverse to the Company, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company will be adopted or proposed.

     (c) Notwithstanding anything to the contrary contained in Section 5.3(b)(i), at any time prior to the approval of the issuance of Parent Common Stock in the Merger by the stockholders of Parent, the Parent Board Recommendation may be withdrawn or modified if the board of directors of Parent concludes in good faith, after having taken into account the written advice of Parent's outside legal counsel, that the withdrawal or modification of the Parent Board Recommendation is required in order for the board of directors of Parent to comply with its fiduciary obligations to Parent's stockholders under applicable law.

     (d) Parent's obligation to call, give notice of and hold the Parent Stockholders' Meeting will not be limited or otherwise affected by any withdrawal or modification of the Parent Board Recommendation.

     5.4 Regulatory Approvals. Each party will use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent will, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act and any applicable foreign antitrust laws or regulations in connection with the Merger. The Company and Parent will respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent will (1) give the other party prompt notice of the commencement or overt threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding or threat, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement, (a) the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust or fair trade law, and (b) in connection with any such Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

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     5.5  Stock Options and Warrants.

     (a) Subject to Section 5.5(c), at the Effective Time, each Company Option which is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become an option to purchase Parent Common Stock, and Parent will assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan under which it was issued and the terms of the stock option agreement by which it is evidenced. Accordingly, from and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option will be equal to the number of shares of Company Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio applicable to the class or series of Company Stock for which such Company Option was exercisable immediately prior to the Effective Time, rounding down to the nearest whole share, (iii) the per-share exercise price under each such Company Option will be adjusted by dividing the per-share exercise price under such Company Option by the applicable Exchange Ratio and rounding up to the nearest cent and (iv) any restriction on the exercise of any such Company Option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option will otherwise remain unchanged; provided, however, that each Company Option assumed by Parent in accordance with this
Section 5.5(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. The assumption of Company Options provided for in this
Section 5.5(a) is intended to be effected in a manner which is consistent with
Section 424(a) of the Code with respect to Company Options that are intended to be "incentive stock options." In connection with the assumption or substitution of Company Options, Parent intends to take such actions as may be necessary to ensure that, prior to the expiration of one year after the Closing Date, no shares of Parent Common Stock received upon exercise of assumed or substituted Company Options may be the subject of a Disposition (as defined in Section 1.9) without the prior written consent of Parent, except that each optionee may dispose of: (a) up to an aggregate of 10% of the total number of shares of Parent Common Stock covered by such options at any time after the Closing Date;
(b) up to a cumulative aggregate of 47% of such shares at any time after the expiration of 180 days after the Closing Date; and (c) up to a cumulative aggregate of 72% of such shares at any time after the expiration of 270 days after the Closing Date. Parent, in its sole discretion, may legend the certificates representing such shares of Parent Common Stock to give effect to any applicable legal or contractual restrictions on resale. Parent will file with the SEC, no later than 10 days after the Closing Date, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options assumed by Parent in accordance with this
Section 5.5(a) or replaced with new options by Parent in accordance with Section 5.5(c); provided, however, that Parent will have no obligation to register, at any point in time, a greater number of shares than could then be resold in compliance with the limitations set forth above in this Section 5.5(a).

     (b) Subject to Section 5.5(c), at the Effective Time, each Company Warrant which survives the Merger will be assumed by Parent in accordance with the terms (as in effect as of the date of this Agreement) of any agreement by which such Company Warrant is evidenced. All rights with respect to Company Common Stock under outstanding Company Warrants will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time,
(i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such assumed Company Warrant will be equal to the number of shares of Company Common Stock that were subject to such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio applicable to the class or series of Company Stock for which such Company Warrant was exercisable immediately prior to the Effective Time, rounded up to the nearest whole number of shares of Parent Common Stock, (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each such assumed Company Warrant will be determined by dividing the exercise price per share of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio for which such

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Company Warrant was exercisable immediately prior to the Effective Time, and rounding the resulting exercise price up to the nearest whole cent, and (iv) all restrictions on the exercise of each such assumed Company Warrant will continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of such Company Warrant will otherwise remain unchanged; provided, however, that each such assumed Company Warrant will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by Parent after the Effective Time.

     (c) Notwithstanding anything to the contrary contained in this Section 5.5, in lieu of assuming outstanding Company Options in accordance with Section 5.5(a) or outstanding Company Warrants in accordance with Section 5.5(b), Parent may, at its election, cause such outstanding Company Options or Company Warrants to be replaced by issuing reasonably equivalent replacement stock options or warrants (as the case may be) in substitution therefor.

     (d) Prior to the Effective Time, the Company will take all action that may be necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options and Company Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.

     5.6  Employee Benefits.

     (a) Parent agrees that all employees of the Acquired Corporations who continue employment with Parent or any Subsidiary of Parent after the Effective Time ("Continuing Employees") will be eligible to continue to participate in Parent's health and welfare benefit plans; provided, however, that (i) nothing in this Section 5.6 or elsewhere in this Agreement will limit the right of Parent to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees will be eligible to participate in Parent's health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent. Nothing in this Section 5.6 or elsewhere in this Agreement will be construed to create a right in any employee to employment with Parent or any other Subsidiary of Parent and the employment of each Continuing Employee will be "at will" employment.

     (b) The Company agrees to take (or cause to be taken) all actions necessary or appropriate to terminate, effective immediately prior to the Effective Time, any employee benefit plan sponsored by any of the Acquired Corporations (or in which any of the Acquired Corporations participate) that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.

     (c) Part 5.6(c) of the Company Disclosure Schedule sets forth certain existing commitments to pay bonuses to employees of the Company who remain employed by the Company (or by Parent or any of Parent's affiliates) through December 15, 2000 (the "Stay Bonuses"). Parent agrees to pay the specified Stay Bonuses to employees who remain employed by the Company (or by Parent or any of Parent's affiliates) through December 15, 2000. In addition, Parent agrees to pay the specified Stay Bonuses, together with severance as specified in Part 5.6 of the Parent Disclosure Schedule, to any of such employees whose employment is terminated by Parent, other than for cause, prior to December 15, 2000.

     5.7  Directors' and Officers' Indemnification and Insurance.

     (a) All rights to indemnification existing in favor of any Person who is now, or had been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of any of the Acquired Corporations (the "Indemnified Persons") for acts and omissions occurring prior to the Effective Time, as provided in the Company's certificate of incorporation and bylaws (as in effect as of the date of this Agreement) and as provided in any indemnification agreements between the Company and the Indemnified Persons (as in effect as of the date of this Agreement) in the forms disclosed by the Company to Parent prior to the date of this Agreement, including, in the case of Gary Stevens, any replacement for such agreement containing substantially identical indemnification provisions, will survive

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the Merger and will be observed by Parent to the fullest extent available under applicable law for a period of six years from the Effective Time.

     (b) Parent will include and cause to be maintained in effect in its (or any successor's) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained as of the date of this Agreement in the certificate of incorporation and bylaws of the Company.

     (c) From the Effective Time until the sixth anniversary of the Effective Time, Parent will maintain in effect, for the benefit of the Indemnified Persons with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement in the form disclosed by the Company to Parent prior to the date of this Agreement (the "Existing Policy"); provided, however, that (i) Parent may substitute for the Existing Policy a policy or policies of comparable coverage, and (ii) Parent will not be required to pay annual premiums for the Existing Policy (or for any substitute policies) in excess of $60,000 in the aggregate. In the event any future annual premiums for the Existing Policy (or any substitute policies) exceeds $60,000 in the aggregate, Parent will be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for an annual premium equal to $60,000.

     (d) The obligations of Parent under this Section 5.7 may not be terminated or modified in such a manner as to adversely affect any of the Indemnified Persons without the consent of each such affected Indemnified Person (it being expressly agreed that the Indemnified Persons are intended third party beneficiaries of this Section 5.7).

     5.8 Provision of Information. During the Pre-Closing Period, each of the Company and Parent will promptly notify the other party in writing of: (i) the discovery by it of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by it in this Agreement; (ii) any material breach of any covenant or obligation of it; and
(iii) any event, condition, fact or circumstance that, considered together with all other events, conditions, facts and circumstances, would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or is deemed to have a Material Adverse Effect on the Acquired Corporations (in the case of the Company) or a Material Adverse Effect on Parent (in the case of Parent). Without limiting the generality of the foregoing, each of the Company and Parent will promptly advise the other party in writing of any Legal Proceeding or material claim overtly threatened, commenced or asserted against or with respect to any of the Acquired Corporations (in the case of Parent) or Parent. No notification given pursuant to this Section 5.8 will limit or otherwise affect any of the representations, warranties, covenants or obligations of the parties contained in this Agreement.

     5.9  Additional Agreements.

     (a) Subject to Section 5.9(b), Parent and the Company will use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to
Section 5.9(b), each party to this Agreement (i) will make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) will use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) will use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. Each of the Company and Parent will promptly deliver to the other party a copy of each such filing made, each such notice given and each such Consent obtained during the Pre-Closing Period.

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

     (b) Notwithstanding anything to the contrary contained in this Agreement, Parent will not have any obligation under this Agreement: (i) to dispose or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Corporations to dispose of any assets;
(ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Corporations to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology, software or other Proprietary Asset, or to commit to cause any of the Acquired Corporations to license or otherwise make available to any Person any technology, software or other Proprietary Asset; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; or (v) to make or cause any of its Subsidiaries to make any commitment to any Governmental Body regarding its future operations or the future operations of any of the Acquired Corporations.

     5.10 Disclosure. Parent and the Company will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company will not, and will not permit any of its Subsidiaries or any Representative of any of the Acquired Corporations to, make any public disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have approved such disclosure or (b) the Company shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.

     5.11 Listing. Parent will use all reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq National Market no later than the Closing Date.

     5.12 Tax Matters. At or prior to the filing of the Form S-4 Registration Statement, the Company and Parent will execute and deliver to Cooley Godward LLP and to Clifford Chance, Rogers & Wells LLP tax representation letters in customary form. Parent and the Company will each confirm to Cooley Godward LLP and to Clifford Chance, Rogers & Wells LLP the accuracy and completeness as of the Effective Time of the tax representation letters delivered pursuant to the immediately preceding sentence. Parent and the Company will use all reasonable efforts prior to and after the Effective Time to cause the Merger to qualify as a tax-free reorganization under Section 368(a)(1) of the Code. Following delivery of the tax representation letters pursuant to the first sentence of this Section 5.12, each of Parent and the Company will use its reasonable efforts to cause Cooley Godward LLP and Clifford Chance, Rogers & Wells LLP, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel will be entitled to rely on the tax representation letters referred to in this Section 5.12. For a period of at least two years from the date the Merger becomes effective, except for actions taken in the ordinary course of business or as otherwise required by applicable Law, Parent and its Subsidiaries will not sell, transfer, distribute or otherwise dispose of any of the operating assets acquired from the Company in the Merger, whether by merger or otherwise, in a transaction or series of transactions that would cause the Merger to fail to satisfy the continuity of business enterprise requirements of a reorganization under Section 368(a) of the Code or the applicable Treasury Regulations.

     5.13 Letters of the Company's Accountants. The Company will use all reasonable efforts to cause to be delivered to Parent:

          (a) a letter from Deloitte & Touche LLP to Parent, dated no more than two business days before the date on which the Form S-4 Registration Statement becomes effective and reasonably satisfactory in form and substance to Parent, that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4 Registration Statement; and

          (b) a letter from Deloitte & Touche LLP to Parent, dated the Closing Date and reasonably satisfactory in form and substance to Parent, updating the letter referred to in paragraph (a) above;

provided, however, that, in the case of each of such letters, the Company will have such obligation only to the extent Parent is using reasonable efforts to cause a comparable letter to be delivered by PricewaterhouseCoopers LLP.

     5.14 Resignation of Officers and Directors. The Company will use all reasonable efforts to obtain and deliver to Parent on or prior to the Closing Date the resignation of each officer and director of each of the Acquired Corporations, effective no later than the Effective Time.

     5.15 Election of Director. Parent will use all reasonable efforts to secure the election of an individual who is mutually acceptable to Parent and the Company to Parent's board of directors, effective no later than the Effective Time.

     5.16 Termination of Obligations Under Certain Agreements. Prior to the Closing Date, the Company will take and procure such actions as may be necessary so that (a) all convertible promissory notes issued by the Company and outstanding as of the date of this Agreement and all other securities issued by the Company in connection with the Bridge Financing will be converted into Company Stock on or before the Effective Time, and (b) from and after the Effective Time, Parent will have no obligations under the Management Rights Agreement dated as of November 12, 1999 between the Company and TCV III(Q), L.P. and no obligations that would restrict its capitalization or business, or the issuance, transfer or voting of its securities, under any provision of the agreements identified in items (3) and (5) - (12) of Part 2.3(a) of the Company Disclosure Schedule. Prior to the Closing Date, the Company will use all reasonable efforts to ensure that, from and after the Effective Time, Parent will have no other obligations under the agreements identified in items (3) and
(5) - (12) of Part 2.3(a) of the Company Disclosure Schedule.

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT

     The obligation of Parent to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (each of which may be waived in whole or in part by Parent in its sole discretion):

     6.1  Accuracy of Representations.

     (a) The representations and warranties of the Company contained in this Agreement shall have been accurate in all respects as of the date of this Agreement, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations; provided, however that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties will be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement will be disregarded.

     (b) The representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations; provided, however that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties will be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement will be disregarded.

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

     6.2 Performance of Covenants. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     6.3 Effectiveness of Form S-4 Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued, and no proceeding for that purpose shall have been initiated or be overtly threatened, by the SEC with respect to the Form S-4 Registration Statement.

     6.4  Stockholder Approval.

     (a) This Agreement shall have been duly adopted by the Required Company Stockholder Vote.

     (b) The issuance of Parent Common Stock in the Merger shall have been duly approved by the Required Parent Stockholder Vote.

     (c) The holders of Company Stock representing the right to receive at least 90% of the Merger Consideration Shares shall have either voted such shares in favor of the adoption of this Agreement and approval of the Merger or effectively withdrawn or lost (through failure to perfect or otherwise) the right to exercise dissenter's or appraisal rights with respect to such shares in connection with the Merger.

     6.5 Consents. Each of the Consents identified in Part 6.5 of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect.

     6.6  Documents. Parent shall have received the following documents:

          (a) a certificate, dated the Closing Date and executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer, confirming that the conditions set forth in Sections 6.1, 6.2, 6.4(a), 6.5 and 6.8 have been duly satisfied

          (b) a legal opinion of Wyrick Robbins Yates & Ponton LLP, dated the Closing Date, substantially in the form of Exhibit D; and

          (c) the written resignations of all officers and directors of each of the Acquired Corporations, effective no later than the Effective Time.

     6.7 Employees. Unless Parent shall have expressed an intention not to continue a particular individual's employment, none of the individuals identified in Part 2.15(o) of the Company Disclosure Schedule shall have either ceased to be employed by the Company or expressed to Parent an intention to terminate employment with the Company. None of the Acquired Corporations will have any liability or obligation to be satisfied or performed after the Effective Time under or with respect to the termination of the employment agreements identified in Part 2.10(a) of the Company Disclosure Schedule, except to the extent the Company has obligations that survive the Merger under the terms of the agreements with Gary Stevenson identified in paragraphs (3) and (4) of Part 2.10(a)(i)(A) of the Company Disclosure Schedule.

     6.8 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or arisen any event, condition, fact or circumstance that is deemed to have a Material Adverse Effect on the Acquired Corporations.

     6.9 HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any Consent required under any applicable foreign antitrust law or regulation shall have been obtained.

     6.10 Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

     6.11 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement applicable to the Merger that makes consummation of the Merger illegal.

SECTION 7. CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

     The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions (each of which may be waived in whole or in part by the Company in its sole discretion):

     7.1  Accuracy of Representations.

     (a) The representations and warranties of Parent contained in this Agreement shall have been accurate in all respects as of the date of this Agreement, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected have, a Material Adverse Effect on Parent; provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties will be disregarded.

     (b) The representations and warranties of Parent contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected have, a Material Adverse Effect on Parent; provided, however, that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date, all "Material Adverse Effect" qualifications and other materiality qualifications, and any similar qualifications, contained in such representations and warranties will be disregarded.

     7.2 Performance of Covenants. All of the covenants and obligations that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     7.3 Effectiveness of Registration Statements. The Form S-4 Registration Statement and the Form S-3 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued, and no proceeding for that purpose shall have been initiated or be overtly threatened, by the SEC with respect to the Form S-4 Registration Statement or the Form S-3 Registration Statement.

     7.4  Stockholder Approval.

     (a) This Agreement shall have been duly adopted by the Required Company Stockholder Vote.

     (b) The issuance of Parent Common Stock in the Merger shall have been duly approved by the Required Parent Stockholder Vote.

     7.5  Documents. The Company shall have received the following documents:

          (a) a legal opinion of Clifford Chance Rogers & Wells LLP, dated the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that in rendering such opinion, Clifford Chance Rogers & Wells LLP may rely upon the tax representation letters referred to in Section 5.12;

          (b) a legal opinion of Cooley Godward LLP, dated the Closing Date, substantially in the form of Exhibit E; and

          (c) a certificate executed on behalf of Parent by an executive officer of Parent, confirming that conditions set forth in Sections 7.1, 7.2, 7.4(b) and 7.6 have been duly satisfied.

     7.6 No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred or arisen any event, condition, fact or circumstance that is deemed to have a Material Adverse Effect on Parent.

     7.7 HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any Consent required under any applicable foreign antitrust law or regulation shall have been obtained.

     7.8 Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the Nasdaq National Market.

     7.9 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal.

     7.10 Election of Director. An individual who is mutually acceptable to Parent and the Company shall have been elected to Parent's board of directors, effective no later than the Effective Time.

     7.11 Financing. Parent shall have completed one or more transactions with investors in which Parent shall have received cash proceeds equal to at least $27,500,000.

SECTION 8. TERMINATION

     8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company's stockholders and whether before or after approval of the issuance of Parent Common Stock in the Merger by Parent's stockholders):

          (a) by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company if the Merger shall not have been consummated by December 31, 2000; provided, however, that (i) Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by December 31, 2000 is attributable to (1) a failure on Parent's part to perform any covenant in this Agreement required to be performed by Parent at or prior to the Effective Time or (2) Parent's failure to obtain the Required Parent Stockholder Vote by reason of the breach of any of the Parent Stockholder Voting Agreements (which failure will be deemed a breach of this Agreement by Parent), and (ii) the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by December 31, 2000 is attributable to (1) a failure on the Company's part to perform any covenant in this Agreement required to be performed by the Company at or prior to the Effective Time or (2) the Company's failure to obtain the Required Company Stockholder Vote by reason of the breach of any of the Company Stockholder Voting Agreements (which failure will be deemed a breach of this Agreement by the Company);

          (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

          (d) by either Parent or the Company if (i) the Company Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company's stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at the Company Stockholders' Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided, however, that (A) a party will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to have this Agreement adopted by the Required Company Stockholder Vote is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Effective Time, and (B) the

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

     Company will not be permitted to terminate this Agreement pursuant to this
     Section 8.1(d) (1) if the failure to have this Agreement adopted by the Required Company Stockholder Vote is attributable to the breach of any of the Company Stockholder Voting Agreements (which failure will be deemed a breach of this Agreement by the Company) and (2) in any event, unless the Company shall have paid to Parent the fee required to be paid to Parent pursuant to Section 8.3(b);

          (e) by either Parent or the Company if (i) the Parent Stockholders' Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent's stockholders shall have taken a final vote on a proposal to adopt this Agreement, and (ii) this Agreement shall not have been adopted at the Parent Stockholders' Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that (A) a party will not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure to have this Agreement adopted by the Required Parent Stockholder Vote is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any covenant in this Agreement required to be performed by such party at or prior to the Effective Time, and (B) Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(e) (1) if the failure to have this Agreement adopted by the Required Parent Stockholder Vote is attributable to the breach of any of the Parent Stockholder Voting Agreements (which failure will be deemed a breach of this Agreement by Parent) and (2) in any event, unless Parent shall have paid to the Company the fee required to be paid to the Company pursuant to Section 8.3(b);

          (f) by Parent if (i) any of the Company's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), in either case after giving effect to the proviso to Section 6.1, such that the condition set forth in Section 6.1 would not be satisfied, or (ii) any of the Company's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in any of the Company's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach until after Parent has given the Company written notice of its intention to do so and, if the Company thereupon commences exercising all reasonable efforts to cure such inaccuracy or breach, for so long thereafter as the Company is continuing to do so; or

          (g) by the Company if (i) any of Parent's representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), in either case after giving effect to the proviso to Section 7.1, such that the condition set forth in Section 7.1 would not be satisfied, or (ii) if any of Parent's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent's representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach until after the Company has given Parent written notice of its intention to do so and, if Parent thereupon commences exercising all reasonable efforts to cure such inaccuracy or breach, for so long thereafter as Parent is continuing to do so.

     8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement will be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and Section 10 will survive the termination of this Agreement and will remain in full force and effect, and (ii) the termination of this Agreement will not relieve any party from any liability for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

     8.3  Expenses; Termination Fees.

     (a) All fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated, it being understood that, if the Merger is consummated, the Company's fees and expenses will be borne by Parent as the surviving corporation in the Merger.

     (b) If this Agreement is terminated by Parent or the Company pursuant to
Section 8.1(d), then the Company will pay to Parent, in cash at the time specified in Section 8.3(c) a nonrefundable fee in the amount of $7,500,000. If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e), then Parent will pay to the Company, at the time specified in Section 8.3(c), a nonrefundable fee in the amount of $7,500,000.

     (c) In the case of termination of this Agreement by the Company pursuant to
Section 8.1(d), any fee payable pursuant to Section 8.3(b) will be paid by the Company prior to the time of such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(d), any fee payable pursuant to
Section 8.3(b) will be paid by the Company within two business days after such termination. In the case of termination of this Agreement by Parent pursuant to
Section 8.1(e), any fee payable pursuant to Section 8.3(b) will be paid by Parent prior to the time of such termination; and in the case of termination of this Agreement by the Company pursuant to Section 8.1(e), any fee payable pursuant to Section 8.3(b) will be paid by Parent within two business days after such termination.

SECTION 9. INDEMNIFICATION, ETC.

     9.1  Survival of Representations, Etc.

     (a) The representations and warranties made by the Company will survive the Closing and will expire on the date one year after the Closing Date (such date will be referred to as the "Survival Expiration Date"); provided, however, that if, at any time prior to the Survival Expiration Date, any Indemnitee (acting in good faith) delivers to the Designated Company Agent (as defined in Section 10.1) a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company (and setting forth in reasonable detail the basis for such Indemnitee's belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section
9.2 or Section 9.3 based on such alleged inaccuracy or breach, then the claim asserted in such notice will survive the Survival Expiration Date until such time as such claim is fully and finally resolved. All representations and warranties made by Parent will terminate and expire as of the Closing Date, and any liability of Parent with respect to such representations and warranties will thereupon cease.

     (b) The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Indemnitees, will not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives.

     (c) For purposes of this Agreement, each statement or other item of information set forth in the Company Disclosure Schedule or in any update to the Company Disclosure Schedule will be deemed to be a representation and warranty made by the Company in this Agreement. Without limiting the foregoing, however, it is understood by the parties that no updated Company Disclosure Schedule will be deemed to supplement or amend the Company Disclosure Schedule for the purposed of determining the accuracy as of the date of this Agreement of any of the representations and warranties made by the Company in this Agreement.

     9.2  Indemnification and Escrow.

     (a) From and after the Effective Time (but subject to Section 9.1(a)) the Escrow Fund will be available to compensate and reimburse each of the Indemnitees for any Damages which are directly or indirectly suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may

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otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with:

          (i) any inaccuracy in or breach of any representation, warranty, covenant or obligation made by the Company herein and any Legal Proceeding relating to any such inaccuracy or breach (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 9); or

          (ii) any of the following: (1) any Merger Consideration Adjustment pursuant to Section 1.10; (2) any Company Transaction Expenses to the extent the aggregate of all such expenses exceeds $2,200,000; and (3) the claims described in paragraphs (3) and (4) of Part 2.19(a) of the Company Disclosure Schedule (the "Patent Claims").

     (b) Indemnification pursuant to this Section 9.2 will be the exclusive remedy available to the Indemnitees for Damages of the type referred to in the foregoing sentence, provided however that such limitation will not apply with respect to claims based on the fraud of the Company.

     9.3  Deductible Amount.

     (a) Except as otherwise expressly provided in Section 9.3(b), the Indemnitees will be entitled to indemnification only if and to the extent the aggregate amount of Damages that have been directly or indirectly suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $500,000 (the "Deductible Amount").

     (b) The Deductible Amount will not apply to any Damages which arise from or as a result of or are directly or indirectly connected with (i) the Patent Claims, or (ii) the fraud of the Company.

     9.4  Satisfaction of Indemnification Claim; Limitation of Liability.

     (a) From and after the Effective Time, all claims against the Escrow Stockholders under this Agreement will be satisfied exclusively and, to the extent possible given such limitation, in full from the Escrow Fund in accordance with the Escrow Agreement. Without limiting the foregoing, from and after the Effective Time, the maximum liability of any Escrow Stockholder for any breach of a representation, warranty or covenant of the Company or other indemnified matter will be limited to such Escrow Stockholder's proportionate interest in the Escrow Fund. Any Escrow Fund assets used to satisfy a claim against the Escrow Stockholders under this Agreement will be taken from all of the Escrow Stockholders on a pro rata basis in proportion to such Escrow Stockholders' respective interests in the Escrow Fund.

     (b) In no event will the Indemnitees be entitled to receive from the Escrow Fund an aggregate amount greater than $500,000 in respect of the Patent Claims. The parties hereto agree that the ability of the Indemnitees to be indemnified for Patent Claims without application of the Deductible Amount (but subject to the indemnification cap set forth herein) is the exclusive remedy in respect of Patent Claims under this Agreement and will not be included as part of a separate indemnification claim that would have the effect of negating the limitations applicable to Patent Claims hereunder.

     (c) In no event will the Indemnitees be entitled to receive from the Escrow Fund an amount already recovered by Parent pursuant to the Merger Consideration Adjustment provided for in Section 1.10 and in no event will any Damages include any amount for which an accrual is included as a liability on the Final Closing Balance Sheet.

     9.5  [Intentionally Omitted].

     9.6 Defense of Third-Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against Parent, against Parent or against any other Person) with respect to which any Indemnitee may be entitled to make a claim pursuant to this Section 9, Parent will notify the Designated Company Agent of such assertion or commencement promptly after receiving notice thereof. The failure to give or delay in giving such notice will not reduce the amount of any such claim, except to the extent of any prejudice resulting from such failure or delay. The Escrow Stockholders, acting through the Designated Company Agent, will defend the Indemnitees in such action with counsel selected by the Designated Company Agent and reasonably satisfactory to Parent.

          (a) If the Designated Company Agent so proceeds with the defense of any such claim or Legal Proceeding:

             (i) The Designated Company Agent may obtain reimbursement for all reasonable expenses relating to the defense of such claim or Legal Proceeding as provided in the Escrow Agreement;

             (ii) Parent will make available to the Designated Company Agent any documents and materials in its possession or control that may be necessary to the defense of such claim or Legal Proceeding; and

             (iii) The Designated Company Agent will have the right to settle, adjust or compromise such claim or Legal Proceeding with the consent of Parent; provided, however, that such consent will not be unreasonably withheld.

          (b) To the extent that the Designated Company Agent fails to provide such defense in a timely manner, Parent will have the right to proceed with the defense of such claim or Legal Proceeding with counsel selected by Parent. If Parent so proceeds with the defense of any such claim or Legal
     Proceeding:

             (i) All reasonable expenses relating to the defense of such claim or Legal Proceeding will be indemnifiable under Section 9.2;

             (ii) The Designated Company Agent defined below will make available to Parent any documents and materials in his or her possession or control that may be necessary to the defense of such claim or Legal Proceeding; and

             (iii) Parent will have the right to settle, adjust or compromise such claim or Legal Proceeding with the consent of the Designated Company Agent; provided, however, that such consent will not be unreasonably withheld.

     9.7 Tax Contests. Parent will have the sole right to conduct any tax audit or other tax contest relating to tax return of Parent; provided, however, prior to the termination of the Escrow, the Designated Company Agent will have the right to conduct any Tax examination, audit or contest relating to a Tax Return of the Company that is subject to the indemnification obligations under Section 9 and will have the right to settle, adjust or compromise any such tax contest with the consent of Parent, which consent will not be unreasonably withheld. The Designated Company Agent may obtain reimbursement in accordance with the Escrow Agreement for all reasonable expenses relating to the conduct of any such Tax examination, audit or contest.

     9.8 Exercise of Remedies by Indemnitees Other Than Parent. No Indemnitee (other than Parent or any successor thereto or assign thereof) will be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Parent (or any successor thereto or assign thereof) will have consented to the assertion of such indemnification claim or the exercise of such other remedy.

SECTION 10. MISCELLANEOUS PROVISIONS

     10.1 Designated Company Agent. Prior to the Closing Date, the Company will appoint a Person to serve as the agent for the Escrow Stockholders for purposes of this Agreement (the "Designated Company Agent"). Parent will be entitled to deal exclusively with the Designated Company Agent on all matters relating to this Agreement, and will be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of the Company and the Escrow Stockholders by the Designated Company Agent, and on any other action taken or purported to be taken on behalf of the Company and the Escrow Stockholders by the Designated Company Agent, as fully binding upon the Company and the Escrow Stockholders. If the person acting as the Designated Company Agent should die, become disabled or otherwise be unable to fulfill his or her responsibilities as agent of the Company or in the event that a majority in interest of the Escrow Stockholders shall elect to terminate the responsibilities of the person acting as Designated Company Agent, then a majority in interest of the Escrow Stockholders will appoint a new representative to serve as the Designated Company Agent and will promptly notify Parent of the identity of such successor. Any such successor will become the "Designated Company Agent" for purposes of this Agreement.

     10.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after adoption of this Agreement by the Company's stockholders and whether before or after approval of the issuance of Parent Common Stock in the Merger by Parent's stockholders); provided, however, that (i) after any such adoption of this Agreement by the Company's stockholders, no amendment will be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders, and (ii) after any such approval of the issuance of Parent Common Stock in the Merger by Parent's stockholders, no amendment will be made which by law or NASD regulation requires further approval of Parent's stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.3  Waiver.

     (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

     (b) No party will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

     10.4 Entire Agreement; Counterparts. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the letter agreement dated April 6, 2000 between the Company and Parent (relating to the protection of confidential information) will not be superseded and will remain in full force and effect. This Agreement may be executed in several counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument.

     10.5 Applicable Law; Jurisdiction. The procedures applicable to and effect of the Merger will be governed by the laws of the State of Delaware. Subject to the immediately preceding sentence, this Agreement will be governed by, and construed in accordance with, the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this
Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in Denver, Colorado; (b) if any such action is commenced in a state court, then, subject to applicable law, no party will object to the removal of such action to any federal court located in Colorado; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 10.9.

     10.6 Company Disclosure Schedule. The Company Disclosure Schedule will be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2, and the information disclosed in any numbered or lettered part will be deemed to relate to and to qualify only the particular

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

representation or warranty set forth in the corresponding numbered or lettered section in Section 2, and will not be deemed to relate to or to qualify any other representation or warranty.

     10.7 Attorneys' Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit will be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

     10.8 Assignability; Third-Party Beneficiaries. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any party's rights hereunder may be assigned by such party without the prior written consent of each other party, and any attempted assignment of this Agreement or any of such rights by any party without such consent will be void and of no effect. Nothing in this Agreement, express or implied, is intended to or will confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever, except that (a) the Rule 145 Sellers (as defined in Section 5.1(c)) will be third-party beneficiaries of Section 5.1(c), (b) the Indemnified Persons (as defined in Section 5.7) will be third-party beneficiaries of Section 5.7, and
(c) the Indemnitees (as defined in Section 9.2) will be third-party beneficiaries of Section 9.2.

     10.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement must be in writing and will be deemed properly delivered, given and received (a) upon receipt when delivered by hand, or (b) two business days after sent by registered mail or by courier or express delivery service, provided that in each case the notice or other communication is sent to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):

         If to Parent:

              Quokka Sports, Inc.
              525 Brannan Street
              Ground Floor
              San Francisco, CA 94107
              Attn: Chief Executive Officer

         With a Copy To:

              Kenneth L. Guernsey
              Cooley Godward LLP
              One Maritime Plaza, 20th Floor
              San Francisco, CA 94111

         If to the Company:

              Total Sports, Inc.
              133 Fayetteville Street Mall
              Sixth Floor
              Raleigh, NC 27601
              Attn: Chief Executive Officer

         With Copies To:

              Steven A. Hobbs
              Clifford Chance Rogers & Wells LLP
              200 Park Avenue
              New York, NY 10166

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

         And:

              Larry E. Robbins
              Wyrick Robbins Yates & Ponton LLP
              4101 Lake Boone Trail, Suite 300
              Raleigh, NC 27607

     10.10 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by law.

     10.11  Construction.

     (a) For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

     (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

     (c) As used in this Agreement, the words "include" and "including," and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words "without limitation."

     (d) Except as otherwise indicated, all references in this Agreement to "Sections," "Exhibits" and "Schedules" are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

     (e) The bold-faced headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                          QUOKKA SPORTS, INC.

                                          By:      /s/ ALAN RAMADAN
                                          --------------------------------------

                                          Name:                Alan Ramadan
                                          --------------------------------------

                                          Title:              President and CEO
                                          --------------------------------------

                                          TOTAL SPORTS, INC.

                                          By:      /s/ FRANK DANIELS
                                          --------------------------------------

                                          Name:             Frank Daniels III
                                          --------------------------------------

                                          Title:                  Chairman
                                          --------------------------------------

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

     For purposes of the Agreement (including this Exhibit A):

     Acquired Corporation Contract. "Acquired Corporation Contract" means any
Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is bound or under which any of the Acquired Corporations has any obligation; or (c) under which any of the Acquired Corporations has any right or interest.

     Acquired Corporation Proprietary Asset. "Acquired Corporation Proprietary Asset" means any Proprietary Asset owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

     Acquired Corporation Source or Object Code. "Acquired Corporation Source or Object Code" means any source or object code, or any portion, aspect or segment of any source or object code, relating to any Proprietary Asset owned by or licensed to any of the Acquired Corporations or otherwise used by any of the Acquired Corporations.

     Acquisition Proposal. "Acquisition Proposal" means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

     Acquisition Transaction. "Acquisition Transaction" means:

          (a) in the case of the Company, any transaction or series of transactions involving:

             (i) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (excluding the Bridge Financing) (1) in which, in the case of a merger or consolidation, any of the Acquired Corporations is a constituent corporation, (2) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (3) in which any of the Acquired Corporations issues securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

             (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets the Acquired Corporations taken as a whole; or

             (iii) any liquidation or dissolution of any of the Acquired Corporations; and

          (b) in the case of Parent, any transaction or series of transactions involving:

             (i) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (excluding the financing referred to in Section 7.11) (1) in which, in the case of a merger or consolidation, Parent is a constituent corporation and is not the surviving or acquiring corporation, (2) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Parent, or (3) in which Parent issues securities representing more than 20% of the outstanding securities of any class of its voting securities;

             (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets (including the stock of any Subsidiaries) that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Parent and its Subsidiaries taken as a whole; or

             (iii) any liquidation or dissolution of Parent.

     Agreement. "Agreement" means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

     Bridge Financing. "Bridge Financing" means a bridge financing of the Company as described in, and conducted in compliance with, Section 4.2(a).

     Code. "Code" means the Internal Revenue Code of 1986, as amended.

     Company Common Stock. "Company Common Stock" means the Common Stock, par value $.001 per share, of the Company.

     Company Charter Amendment. "Company Charter Amendment" means the amendment of the Company's certificate of incorporation, to be effected prior to the Closing, to make the following changes in the Company's authorized capital stock: (a) increase the total number of authorized shares of capital stock to approximately 42,145,000; (b) increase the authorized number of shares of Series D Convertible Preferred Stock to approximately 3,675,000; and (c) designate a new series of Company Preferred Stock, called "Senior Employee Preferred Stock," consisting of approximately 3,200,000 shares.

     Company Disclosure Schedule. "Company Disclosure Schedule" means the disclosure schedule (dated as of the date of this Agreement) that has been prepared by the Company in accordance with the requirements of Section 10.6 of the Agreement and that has been delivered by the Company to Parent on the date of this Agreement.

     Company Options. "Company Options" means options to purchase shares of Company Stock, whether granted by the Company pursuant to the Company's stock option plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted.

     Company Preferred Stock. "Company Preferred Stock" means the undesignated Preferred Stock, par value $.001 per share, Series A Redeemable Preferred Stock, par value $10.00 per share, Series B Convertible Preferred Stock, par value $4.492 per share, Series C Convertible Preferred Stock, par value $.001 per share, Series C1 Convertible Preferred Stock, par value $.001 per share, Series D Convertible Preferred Stock, par value $.001 per share, Series D1 Convertible Preferred Stock, par value $.001 per share, and Series E Convertible Preferred Stock, par value $.001 per share, of the Company.

     Company Stock. "Company Stock" means Company Common Stock and Company Preferred Stock.

     Company Transaction Expenses. "Company Transaction Expenses" means the aggregate amount of payments made and liabilities incurred for out-of-pocket expenses (including without limitation investment banking, legal, accounting and other professional fees and disbursements) that become payable by the Acquired Corporations as a result of the Merger or the other transactions contemplated by this Agreement (including without limitation the negotiation and execution of this Agreement and the other agreements contemplated hereby and the interim financing arrangements described in Section 4.2(a)), excluding any amounts paid or payable to Deloitte & Touche LLP in respect of the letters referred to in
Section 5.13.

     Company Warrants. "Company Warrants" means warrants to purchase 907,782 shares of Company Common Stock, 50,346 shares of the Company's Series D Convertible Preferred Stock and 963,370 shares of the Company's Series D1 Convertible Preferred Stock that are outstanding on the date of this Agreement.

     Company's Knowledge. "Company's Knowledge" means the collective actual knowledge of the following persons: Gary Stevenson, Frank Daniels, Ezra Kucharz, Drue Moore, Colin Boatwright, Petra Weishaupt and Will York.

     Consent. "Consent" means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

     Contract. "Contract" means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

     Damages. "Damages" means losses, damages, liabilities, claims, judgments, settlements, fines, costs and expenses (including reasonable attorney's fees).

     Encumbrance. "Encumbrance" means any lien, pledge, hypothecation, mortgage, security interest or encumbrance.

     Entity. "Entity" means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

     Environmental Law. "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

     Escrow Agent. "Escrow Agent" means the party serving from time to time as Escrow Agent pursuant to the Escrow Agreement, initially State Street Bank and Trust Company of California, N.A.

     Escrow Agreement. "Escrow Agreement" means an escrow agreement in the form attached hereto as Exhibit F, as the same may be amended from time to time.

     Escrow Fund. "Escrow Fund" means the Escrow Shares and any other assets that may be held from time to time by the Escrow Agent pursuant to the Escrow Agreement.

     Escrow Shares. "Escrow Shares" means the shares of Parent Common Stock deposited in escrow by Parent, reduced by any portion thereof that may be used to satisfy claims against the Escrow Stockholders in accordance with the Escrow Agreement.

     Exchange Act. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     Form S-3 Registration Statement. "Form S-3 Registration Statement" means the registration statement on Form S-3 to be filed with the SEC by Parent in connection with certain resales of Parent Common Stock to be issued in the Merger, as such registration statement may be amended prior to the time it is declared effective by the SEC.

     Form S-4 Registration Statement. "Form S-4 Registration Statement" means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as such registration statement may be amended prior to the time it is declared effective by the SEC.

     Governmental Authorization. "Governmental Authorization" means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

     Governmental Body. "Governmental Body" means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature.

     HSR Act. "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Indemnitees. "Indemnitees" will mean the following Persons: (a) Parent (including in its capacity as the surviving corporation in the Merger); (b) Parent's current and future affiliates; (c) the respective Representatives of the Persons referred to in clauses "(a)" and "(b)" above; and (d) the respective successors and assigns of the Persons referred to in clauses "(a)", "(b)" and "(c)" above; provided, however, that the securityholders of the Company immediately prior to the Effective Time will not be deemed to be "Indemnitees."

     Joint Proxy Statement/Prospectus. "Joint Proxy Statement/Prospectus" means the joint proxy statement/prospectus to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting and to Parent's stockholders in connection with the Parent Stockholders' Meeting.

     Legal Proceeding. "Legal Proceeding" means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

     Legal Requirement. "Legal Requirement" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq National Market).

     Material Adverse Effect. An event, condition, fact, circumstance, violation, inaccuracy or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, condition, fact, circumstance, violation, inaccuracy or other matter (either individually or, to the extent expressly specified elsewhere in this Agreement, considered together with other events, conditions, facts, circumstances, violations, inaccuracies and other matters) had or could reasonably be expected to have a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or results of operations of the Acquired Corporations taken as a whole, or (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement; provided, however, that neither of the following, in and of itself or in combination with the other, will be deemed to have a Material Adverse Effect on the Acquired Corporations: (x) the disposition or discontinuation of the Offline Publishing Business; and (y) the depletion of the Acquired Corporations' liquidity and capital resources through the incurrence of continued operating losses consistent with past experience. An event, condition, fact, circumstance, violation, inaccuracy or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, condition, fact, circumstance, violation, inaccuracy or other matter (either individually or, to the extent specified elsewhere in this Agreement, considered together with other events, conditions, facts, circumstances, violations, inaccuracies and other matters) had or could reasonably be expected to have a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or results of operations of Parent and its Subsidiaries taken as a whole or (ii) the ability of Parent to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement; provided, however, that a decline in Parent's stock price, in and of itself, will not be deemed to have a Material Adverse Effect on Parent. For purposes of determining whether there has been a Material Adverse Effect, all of the following, in and of themselves and in combination with the others, will be disregarded: (i) any change, effect, event or occurrence resulting from this Agreement or the transactions contemplated hereby or the announcement thereof; (ii) any change, effect, event or occurrence relating to the economy or securities markets of the United States or any other region in general; (iii) any change, effect, event or occurrence relating to the new media industry in general, and not specifically related to any of the Acquired Corporations or Parent and its Subsidiaries; and
(iv) the failure to meet the predictions of securities analysts.

     Materials of Environmental Concern. "Materials of Environmental Concern" means chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.

     Merger Consideration Shares. "Merger Consideration Shares" means an aggregate of 15,000,000 shares of Parent Common Stock, subject to adjustment as provided in Sections 1.5 (b), 1.5(d) and 1.10. For avoidance of doubt, the Merger Consideration Shares include the Stevenson Compensation Shares and any shares of Parent Common Stock issuable upon exercise of Company Options or Company Warrants assumed by Parent in connection with the Merger or any stock options or warrants issued by Parent in substitution for Company Options or Company Warrants as provided in Section 5.5.

     Offline Publishing Assets. "Offline Publishing Assets" means the assets associated the Acquired Corporations employed in the Offline Publishing Business and not employed in any other aspect of the business of the Acquired Corporations.

     Offline Publishing Business. "Offline Publishing Business" refers to the operations of the Company's print publishing division, the assets of which include: (a) the Company's copyright rights pertaining to the publications created pursuant to the contracts listed on Part 2.5(r) of the Company Disclosure Schedule (the "Works"); (b) all inventory of the Works in the control or possession of the Company; (c) all film plates and other production materials inventory for the Works in the control or possession of the Company; (d) all furniture, fixtures, owned equipment and personal property of the Company located in its Kingston, NY, office; (e) all office supplies on hand for the Publishing Division; and (f) all claims against any parties related to the TS Publishing assets.

     Parent Common Stock. "Parent Common Stock" means the Common Stock, $.001 par value per share, of Parent.

     Parent Disclosure Schedule. "Parent Disclosure Schedule" means the disclosure schedule (dated as of the date of this Agreement) that has been prepared by Parent and that has been delivered by Parent to the Company on the date of this Agreement.

     Permitted Lien. "Permitted Lien" means any (a) lien for current taxes not yet due and payable, (b) lien that does not (in any individual case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations, or (iii) mechanics or similar lien arising by operation of law securing obligations not yet due and payable or in respect of which adequate reserves have been established.

     Person. "Person" means any individual, Entity or Governmental Body.

     Proprietary Asset. "Proprietary Asset" means any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, domain name, maskwork, maskwork application, trade secret, know-how, customer list, computer software, computer program, source code, proprietary algorithm, invention, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

     Related Party. "Related Party" means any: (a) individual who is, or who has been at any time since the Audited Balance Sheet Date, a director or officer of the Company; (b) member of the immediate family of each of the individuals referred to in clause (a) above; and (c) trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses (a) and (b) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

     Representatives. "Representatives" means officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

     SEC. "SEC" means the United States Securities and Exchange Commission.

     Securities Act. "Securities Act" means the Securities Act of 1933, as amended.

     Stevenson Compensation Shares. "Stevenson Compensation Shares" means the shares of Parent Common Stock payable to Gary Stevenson by reason of the Merger under the Compensation and Equity Rights Agreement dated July 20, 2000 between the Company and Gary Stevenson.

     Subsidiary. An entity will be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect a majority of the members of such Entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

     Tax. "Tax" means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff or duty (including any customs duty), and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

     Tax Return. "Tax Return" means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

                                   EXHIBIT B

                    MERGER CONSIDERATION AND EXCHANGE RATIOS

     A. The following exchange ratios shall be calculated by reference to the formula in paragraph B and the definitions in paragraph C of this Exhibit B.

     1. Senior Employee Preferred Stock Exchange Ratio of Parent Common Stock received for each Senior Employee Preferred Stock share equals:

        [Senior Employee Preferred Stock Amount] divided by [Senior Employee Preferred Stock]

     2. Series A Preferred Stock Exchange Ratio of Parent Common Stock received for each Series A Preferred Stock Unit equals:

        [Series A Preferred Stock Amount] divided by [Series A Preferred Stock Units]

     3. Series B Preferred Stock Exchange Ratio of Parent Common Stock received for each Series B Preferred Stock Unit equals:

        [Series B Preferred Stock Amount] divided by [Series B Preferred Stock Units]

     4. Series C Preferred Stock Exchange Ratio of Parent Common Stock received for each Series C Preferred Stock Unit equals:

        [Series C Preferred Stock Amount] divided by [Series C Preferred Stock Units]

     5. Series C1 Preferred Stock Exchange Ratio of Parent Common Stock received for each Series C1 Preferred Stock Unit equals:

        [Series C1 Preferred Stock Amount] divided by [Series C1 Preferred Stock Units]

     6. Series D Preferred Stock Exchange Ratio of Parent Common Stock received for each Series D Preferred Stock Unit equals:

        [Series D Preferred Stock Amount] divided by [Series D Preferred Stock Units]

     7. Series D1 Preferred Stock Exchange Ratio of Parent Common Stock received for each Series D1 Preferred Stock Unit equals:

        [Series D1 Preferred Stock Amount] divided by [Series D1 Preferred Stock Units]

     8. Series E Preferred Stock Exchange Ratio of Parent Common Stock received for each Series E Preferred Stock share equals:

        [Series E Preferred Stock Amount] divided by [Series E Preferred Stock]

     9. Series E Preferred Stock Unit Maximum Amount Exchange Ratio per Series E Preferred Stock Unit equals:

        [Series E Preferred Stock Unit Maximum Amount] divided by [Series E Preferred Stock Units]

     10.Common Stock Exchange Ratio per Common Stock share equals:

        [Common Stock Amount] divided by [Common Stock]

     B. The Merger Consideration Shares shall be allocated among and distributed to the holders of the Company Stock in the priorities set forth below:

     1. Merger Consideration Shares:
       Less: Stevenson Compensation Shares:

     2. Shares Available for Distribution, if any:
       Less: Senior Employee Preferred Stock Amount(1):

     3. Shares Available for Distribution, if any:
     Less: Series A Preferred Stock Amount:

     4. Shares Available for Distribution, if any:
       Less: Senior Preferred Stock Amount:

     5. Shares Available for Distribution, if any:
       Less: Series E Preferred Stock Amount:

     6. Shares Available for Distribution, if any:
       Less: Series E Preferred Stock Maximum Amount:

     7. Common Stock Amount:
-------------------------
(1) Only to the extent that such shares are authorized by the Certificate of Incorporation of Total Sports.

     C. The Exchange Ratios shall be determined in accordance with the formulas set forth above in paragraph B and by reference to the following defined terms. Capitalized terms not defined in this Exhibit shall have the same definitions and meanings ascribed to such terms in the Agreement.

     1. Merger Consideration Shares means an aggregate of 15,000,000 shares of Parent Common Stock, subject to adjustment as set forth in the Agreement.

     2. Senior Employee Preferred Stock means the number of shares of Senior Employee Preferred Stock which may be acquired pursuant to options granted and vested under the 2000 Stock Plan which remain outstanding as of the Effective Date.

     3. Senior Employee Preferred Stock Amount means a number of shares of Parent Common Stock equal to the product of (i) the Merger Consideration Shares, (ii) eight (8%) percent and (iii) the fraction (expressed as a percentage) of which the numerator is the Senior Employee Preferred Stock and the denominator is 3,200,000.

     4. Series A Preferred Stock means the number of shares of the Company's Series A Redeemable Preferred Stock issued and outstanding and the number of shares of the Company's Series A Redeemable Preferred Stock issuable upon exercise of options or warrants outstanding as of the Effective Date.

     5. Series A Preferred Stock Amount means the amount if any, remaining after payment of the Stevenson Compensation Shares and Senior Employee Preferred Stock Amount, in an amount of shares of Parent Common Stock equal to the quotient of (i) the product of (A) the Series A Preferred Stock and (B) the Series A Liquidation Preference and (ii) the Effective Date Value.

     6. Series A Liquidation Preference means an aggregate amount equal to $10.00 for each share of Series A Preferred Stock outstanding (as defined in Definition 4), plus accrued but unpaid dividends at the rate of $1.20 per share per annum accruing each year beginning on the date of issuance of such shares of Series A Preferred Stock.

     7. Series A Preferred Stock Units means the aggregate number determined by taking the quotient of (i) the Series A Liquidation Preference for each share of Series A Preferred Stock and (ii) $10.00. The Series A Preferred Stock Amount shall be allocated among the holders of Series A Preferred Stock by reference to the number of Units held by each such holder in relation to the total number of Series A Preferred Stock Units.

     8. Series B Preferred Stock means the number of shares of the Company's Series B Convertible Preferred Stock issued and outstanding and the number of shares of the Company's Series B Convertible Preferred Stock issuable upon exercise of options or warrants outstanding as of the Effective Date.

     9. Series B Preferred Stock Amount means a number of shares of Parent Common Stock, if any, remaining after payment of the Stevenson Compensation Shares, Senior Employee Preferred

        Stock Amount and Series A Preferred Stock Amount, in an amount equal to the quotient of (i) the amount to be distributed to the holders of Series B Preferred Stock calculated under the Senior Preferred Stock Amount and designated as the Series B Liquidation Amount and assuming the exercise in full of all warrants to purchase the Company's Series B Preferred Stock which remain outstanding as of the Effective Date and
        (ii) the Effective Date Value.

     10. Series B Liquidation Preference means an aggregate amount equal to $4.492 for each share of Series B Preferred Stock (as set forth in Definition 8), plus accrued but unpaid dividends at the rate of $0.54 per share per annum accruing each year beginning on the date of issuance of such shares of Series B Preferred Stock.

     11. Series B Conversion Amount means the value of the portion of Merger Consideration Shares based upon the Effective Date Value which would have been paid with respect to the aggregate number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock, assuming the conversion on a one-to-one basis of all Senior Preferred Stock immediately prior to the Effective Date.

     12. Series B Preferred Stock Units means the aggregate number determined by taking the quotient of (i) the Series B Liquidation Preference for each share of Series B Preferred Stock and (ii) $4.492; provided, however if a holder of Series B Preferred Stock receives the Series B Conversion Amount in lieu of the Series B Liquidation Preference for its Series B Preferred Stock, the number of Units held by such holder shall be equal to the number of shares of Series B Preferred Stock held by such holder. The Series B Preferred Stock Amount shall be allocated among the holders of Series B Preferred Stock by reference to the number of Units held by each such holder in relation to the total number of Series B Preferred Stock Units.

     13. Series C Preferred Stock means the number of shares of the Company's Series C Convertible Preferred Stock issued and outstanding and the number of shares of Series C Preferred Stock issuable upon exercise of options or warrants outstanding as of the Effective Date.

     14. Series C Preferred Stock Amount means a number of shares of Parent Common Stock, if any, remaining after payment of the Stevenson Compensation Shares, Senior Employee Preferred Stock Amount and Series A Preferred Stock Amount, in an amount equal to the quotient of (i) the amount to be distributed to the holders of Series C Preferred Stock calculated under the Senior Preferred Stock Amount and designated as the Series C Liquidation Amount divided by (ii) the Effective Date Value.

     15. Series C Liquidation Preference means an aggregate amount equal to $7.106 for each share of Series C Preferred Stock (as set forth in Definition 13) plus accrued but unpaid dividends at the rate of $0.85 per share per annum accruing each year beginning on the date of issuance of such shares of Series C Preferred Stock.

     16. Series C Conversion Amount means the value of the portion of Merger Consideration Shares based upon the Effective Date Value which would have been paid with respect to the aggregate number of shares of Common Stock issuable upon conversion of the Series C Preferred Stock, assuming the conversion on a one-to-one basis of all outstanding Senior Preferred Stock immediately prior to the Effective Date.

     17. Series C Preferred Stock Units means the aggregate number determined by taking the quotient of (i) the Series C Liquidation Preference for each share of Series C Preferred Stock and (ii) $7.106; provided, however if a holder of Series C Preferred Stock receives the Series C Conversion Amount in lieu of the Series C Liquidation Preference for its Series C Preferred Stock, the number of Units held by such holder shall be equal to the number of shares of Series C Preferred Stock held by such holder. The Series C Preferred Stock Amount shall be allocated among the holders of Series C Preferred Stock by reference to the number of Units held by each such holder in relation to the total number of Series C Preferred Stock Units.

     18. Series C1 Preferred Stock means the number of shares of the Company's Series C1 Convertible Preferred Stock issued and outstanding and the number of shares of Series C1 Preferred Stock issuable upon exercise of options or warrants outstanding as of the Effective Date.

     19. Series C1 Preferred Stock Amount means a number of shares of Parent Common Stock, if any, remaining after payment of the Stevenson Compensation Shares, Senior Employee Preferred Stock Amount and Series A Preferred Stock Amount, in an amount equal to the quotient of (i) the amount to be distributed to the holders of Series C1 Preferred Stock calculated under the Senior Preferred Stock Amount and designated as the Series C1 Liquidation Amount and (ii) the Effective Date Value.

     20. Series C1 Liquidation Preference means an aggregate amount equal to $9.49 for each share of Series C1 Preferred Stock (as set forth in Definition 18) plus accrued but unpaid dividends at the rate of $1.14 per share per annum accruing each year beginning on the date of issuance of such shares of Series C1 Preferred Stock.

     21. Series C1 Conversion Amount means the value of the portion of Merger Consideration Shares based upon the Effective Date Value which would have been paid with respect to the aggregate number of shares of Common Stock issuable upon conversion of the Series C1 Preferred Stock assuming the conversion on a one-to-one basis of all outstanding Senior Preferred Stock immediately prior to the Effective Date.

     22. Series C1 Preferred Stock Units means the aggregate number determined by taking the quotient of (i) the Series C1 Liquidation Preference for each share of Series C1 Preferred Stock and (ii) $9.49; provided, however, if a holder of Series C1 Preferred Stock receives the Series C1 Conversion Amount in lieu of the Series C1 Liquidation Preference for its Series C1 Preferred Stock, the number of Units held by such holder shall be equal to the number of shares of Series C1 Preferred Stock held by such holder. The Series C1 Preferred Stock Amount shall be allocated among the holders of Series C1 Preferred Stock by reference to the number of Series C1 Preferred Stock Units held by each such holder in relation to the total number of Series C1 Preferred Stock Units.

     23. Series D Preferred Stock means the number of shares of the Company's Series D Convertible Preferred Stock issued and outstanding and the number of shares of the Company's Series D Convertible Preferred Stock issuable upon exercise of options or warrants outstanding as of the Effective Date.

     24. Series D Preferred Stock Amount means a number of shares of Parent Common Stock, if any, remaining after payment of the Stevenson Compensation Shares, Senior Employee Preferred Stock Amount and Series A Preferred Stock Amount, in an amount equal to the quotient of (i) the amount to be distributed to the holders of Series D Preferred Stock and calculated under the Senior Preferred Stock Amount as the Series D Liquidation Amount and assuming the exercise in full of all warrants to purchase the Company's Series D Preferred Stock which remain outstanding as of the Effective Date and (ii) the Effective Date Value.

     25. Series D Liquidation Preference means an aggregate amount equal to $33.18 for each share of Series D Preferred Stock (as set forth in Definition 23), plus accrued but unpaid dividends at the rate of $1.99 per share per annum accruing each year beginning on the date of issuance of such shares of Series D Preferred Stock.

     26. Series D Conversion Amount means the value of the portion of Merger Consideration Shares based upon the Effective Date Value which would have been paid with respect to the aggregate number of shares of Common Stock issuable upon Conversion of the Series D Preferred Stock assuming the conversion on a one-to-one basis of all outstanding Senior Preferred Stock immediately prior to the Effective Date.

     27. Series D Preferred Stock Units means the aggregate number determined by taking the quotient of (i) the Series D Liquidation Preference for each share of Series D Preferred Stock and (ii) $33.18; provided, however, if a holder of Series D Preferred Stock receives the Series D Conversion Amount in lieu of the Series D Liquidation Preference for its Series D Preferred Stock, the number of Units held by such holder shall be equal to the number of shares of Series D Preferred Stock held by such holder. The Series D Preferred Stock Amount shall be allocated among the holders of Series D Preferred Stock by reference to the number of Series D Preferred Stock Units held by each such holder in relation to the total number of Series D Preferred Stock Units.

     28. Series D1 Preferred Stock means the number of shares of the Company's Series D1 Convertible Preferred Stock issued and outstanding and the number of shares of the Company's Series D1 Convertible Preferred Stock issuable upon exercise of options or warrants outstanding as of the Effective Date.

     29. Series D1 Preferred Stock Amount means a number of shares of Parent Common Stock, if any, remaining after payment of the Stevenson Compensation Shares, Senior Employee Preferred Stock Amount and Series A Preferred Stock Amount, in an amount equal to the quotient of (i) the amount to be distributed to the holders of Series D1 Preferred Stock and calculated under the Senior Preferred Stock Amount as the Series D1 Liquidation Amount and assuming the exercise in full of all warrants to purchase the Company's Series D1 Preferred Stock which remain outstanding as of the Effective Date and (ii) the Effective Date Value.

     30. Series D1 Liquidation Preference means an aggregate amount equal to $16.59 for each share of Series D1 Preferred Stock (as set forth in Definition 26), plus accrued but unpaid dividends at the rate of $1.99 per share per annum accruing each year beginning on the date of issuance of such shares of Series D1 Preferred Stock.

     31. Series D1 Conversion Amount means the value of the portion of Merger Consideration Shares based upon the Effective Date Value which would have been paid with respect to the aggregate number of shares of Common Stock issuable upon conversion of the Series D1 Preferred Stock assuming the conversion on a one-to-one basis of all outstanding Senior Preferred Stock immediately prior to the Effective Date.

     32. Series D1 Preferred Stock Units means the aggregate number determined by taking the quotient of (i) the Series D1 Liquidation Preference for each share of Series D1 Preferred Stock and (ii) $16.59; provided, however, if a holder of Series D1 Preferred Stock receives the Series D1 Conversion Amount in lieu of the Series D1 Liquidation Preference for its Series D1 Preferred Stock, the number of Units held by such holder shall be equal to the number of shares of Series D1 Preferred Stock held by such holder. The Series D1 Preferred Stock Amount shall be allocated among the holders of Series D1 Preferred Stock by reference to the number of Series D1 Preferred Stock Units held by each such holder in relation to the total number of Series D1 Preferred Stock Units.

     33. Series E Preferred Stock means the number of shares of the Company's Series E Convertible Preferred Stock issued and outstanding and the number of shares of the Company's Series E Preferred Stock issuable upon exercise of options or warrants outstanding as of the Effective Date.

     34. Series E Preferred Stock Amount means the number of shares of Parent Common Stock, if any, remaining after payment of the Stevenson Compensation, Senior Employee Preferred Stock Amount, Series A Preferred Stock Amount and Senior Preferred Stock Amount, in an amount equal to the quotient of (i) the product of (A) the amount, if any, by which $32.11 exceeds the per share amount, if any, distributable on each share of Common Stock and (B) the Series E Preferred Stock, and
         (ii) the Effective Date Value, where the Common Stock Amount is calculated by assuming the Series E Preferred Stock Amount to be the quotient of (i) the product of (A) $32.11 and (B) the Series E Preferred Stock and (ii) the Effective Date Value.

     35. Series E Preferred Stock Unit means the number of shares of Series E Preferred Stock held by the holders of Common Stock.

     36. Series E Preferred Stock Unit Maximum Amount means an amount, if any, remaining after payment of the Stevenson Compensation, Senior Employee Preferred Stock Amount, Series A Preferred Stock Amount and Senior Preferred Stock Amount, in an amount equal to the quotient of (i) the product of (A) $32.11, minus any amounts distributed with respect to the Series E Preferred Stock or the per share amount distributable on each share of Common Stock, and (B) the Series E Preferred Stock Units and (ii) the Effective Date Value.

     37. Common Stock means the number of shares of the Company's Common Stock issued and outstanding and the number of shares of the Company's Common Stock issuable upon the exercise of options and warrants outstanding as of the Effective Date.

     38. Common Stock Amount means the number of Merger Consideration Shares, if any, remaining to be distributed after payment of the Stevenson Compensation Shares, Senior Employee Preferred Stock Amount, the Series A Preferred Stock Amount, the Senior Preferred Stock Amount, the Series E Preferred Stock Amount and the Series E Preferred Stock Unit Minimum Amount.

     39. Effective Date Value means the average of the last sales price of Parent Common Stock quoted on the NASDAQ Stock Market for the five consecutive business days ending on the day immediately prior to the Effective Date.

     40. Stevenson Compensation Shares means the aggregate number of the Merger Consideration Shares payable to Gary Stevenson pursuant to his agreement with the Company as of the Effective Time.

     41. Senior Preferred Stock Amount means the number of Merger Consideration Shares, if any, remaining after payment of the Stevenson Compensation Shares, Senior Employee Preferred Stock Amount, Series A Preferred Stock Amount and payable to all Senior Preferred Stock, in an amount equal to the greater of the quotient of (i) (A) the Senior Preferred Stock Liquidation Preference, or (B) the Senior Conversion Amount and
         (ii) the Effective Date Value; provided, however, that if (A) the amount of the Senior Preferred Stock Liquidation Preference is greater than the amount of the Senior Conversion Amount, and (B) the Effective Date Value of the Merger Consideration Shares distributable to the holders of Senior Preferred Stock is less than the Senior Preferred Stock Liquidation Preference, then the amount of Merger Consideration Shares available to be distributed to the holders of Senior Preferred Stock shall be distributed ratably among the holders of Senior Preferred Stock in proportion to the Series B Liquidation Preference, Series C Liquidation Preference, Series C1 Liquidation Preference, Series D Liquidation Preference and Series D1 Liquidation Preference. Notwithstanding the foregoing, in the event that the Senior Conversion Amount exceeds the Senior Preferred Stock Liquidation Preference, but the per share amount determined with respect to the Senior Conversion Amount is less than the per share amount payable under the Series B Liquidation Preference, the Series C Liquidation Preference, the Series C1 Liquidation Preference, the Series D Liquidation Preference or the Series D1 Liquidation Preference, individually, then any holder of Senior Preferred Stock may elect to receive its respective liquidation preference for such holder's Senior Preferred Stock in lieu of the Senior Conversion Amount and the amount payable with respect to any non-electing holders of Senior Preferred Stock shall be adjusted to reflect the priority of such payment. (For example, if the Senior Conversion Amount equates to a Series D Conversion Amount equal to $28.00 per share, the Series D Liquidation Preference per share would be greater than this value. In this scenario, the holder of Series D Preferred Stock could elect to receive the Series D Liquidation Preference in lieu of the Series D Conversion Amount; if the holders so elected, the Senior Conversion Amount would be reduced by the value of the Series D

         Liquidation Preference.) Each amount calculated under this definition with respect to the Series B Preferred Stock, the Series C Preferred Stock, the Series C1 Preferred Stock, the Series D Preferred Stock, and the Series D1 Preferred Stock and included in this Senior Preferred Stock Amount shall be designated respectively as the Series B Liquidation Amount, the Series C Liquidation Amount, the Series C1 Liquidation Amount, the Series D Liquidation Amount and the Series D1 Liquidation Amount.

     42. Senior Preferred Stock Liquidation Preference means the sum of (i) the Series B Liquidation Preference; (ii) the Series C Liquidation Preference; (iii) the Series C1 Liquidation Preference; (iv) the Series D Liquidation Preference and (v) the Series D1 Liquidation Preference.

     43. Senior Conversion Amount means the sum of (i) the Series B Conversion Amount; (ii) the Series C Conversion Amount; (iii) the Series C1 Conversion Amount; (iv) the Series D Conversion Amount and (v) the Series D1 Conversion Amount.

     44. Senior Preferred Stock means collectively the Series B Preferred Stock, the Series C Preferred Stock the Series C1 Preferred Stock, the Series D Preferred Stock and the Series D1 Preferred Stock.

     45. Company Stock means collectively the Common Stock, Senior Employee Preferred Stock, Senior Preferred Stock and Series E Preferred Stock, including shares of Company Stock issuable upon exercise of outstanding options or warrants.

                                   EXHIBIT C

                        CLOSING BALANCE SHEET PRINCIPLES

     1. For purposes of Section 1.10 of the Agreement and this Exhibit C, "Net Deficit" means the total assets of the Acquired Corporations minus the total liabilities of the Acquired Corporations, in each case on a consolidated basis, which total liabilities will include, without limitation, any current liabilities, long term liabilities, redeemable preferred stock, and any other commitments and contingencies requiring accrual in accordance with generally accepted accounting principles.

     2. Except as otherwise set forth in this Exhibit C, the Closing Balance Sheet will be prepared in accordance with generally accepted accounting principles.

     3. Except as otherwise set forth in this Exhibit C, the Closing Balance Sheet will reflect all assets and liabilities of the Acquired Corporations that arise upon or as a consequence of the Merger, except that the Closing Balance
Sheet:

          (a) will be prepared as if the Acquired Corporations had not paid or incurred liability for any Company Transaction Expenses;

          (b) will include all liabilities and adjustments necessary to fairly reflect (1) if the Offline Publishing Business is divested or discontinued on or prior to the Closing Date, the effects of such divestiture or discontinuation, or (2) if the Offline Publishing Business is not divested or discontinued on or prior to the Closing Date, the effects of the discontinuation of such business effective as of the Closing Date;

          (c) will not include any liabilities in respect of the Patent Claims (as defined in Section 9.4); and

          (d) will disregard (i) any shares of Parent Common Stock received by the Company in connection with Parent's purchase of the Company's membership interest in Golf.com, L.L.C. and (ii) any receivables from Parent under the Production Services Agreement dated June 8, 2000 between Golf.com, L.L.C. and the Company.

                                   EXHIBIT D

              FORM OF OPINION OF WYRICK ROBBINS YATES & PONTON LLP

     Agreements -- Merger Agreement and Parent Stockholder Voting Agreements

     1. The Company has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware.

     2. The Company has the requisite corporate power to own its property and assets, to conduct its business as such business is currently being conducted, to enter into the Agreements and to consummate the transactions contemplated thereby. To our knowledge, the Company is qualified as a foreign corporation to do business and is in good standing in each jurisdiction in the United States in which the ownership of its property or the conduct of its business requires such qualification and where the failure to qualify would have a Material Adverse Effect on the Company.

     3. All corporate action required to be taken on the part of the Company and its stockholders to authorize the Agreements and consummate the transaction contemplated thereby has been taken.

     4. Each of the Agreements has been duly and validly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable laws and except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance and injunctive relief.

     5. The execution and delivery of the Agreements and the consummation by the Company of the merger contemplated thereby are not prohibited by, and will not violate or conflict with (i) any provision of the certificate of incorporation or bylaws of the Company, (ii) any resolution adopted by the Company's stockholders, the Company's board of directors or any committee of the Company's board of directors, (iii) to the best of our knowledge, subject to receipt by the Company of the third-party consents identified on the Company Disclosure Schedule, any material Contract of the Company or, to the best of our knowledge, any of its Subsidiaries, except as would not be expected to have a Material Adverse Effect on the Company, or (iv) any law, rule or regulation, the violation or contravention of which would be expected to have a Material Adverse Effect on the Company.

     6. To our knowledge, except as set forth in the Disclosure Schedule, there are no civil, criminal or administrative actions, suits or proceedings pending or threatened against the Company before any court, arbitrator, or administrative, governmental or regulatory authority, domestic or foreign, that question the validity or enforceability of the Agreements or the right of the Company to enter into the Agreements or could have a Material Adverse Effect on the Company.

     7. Immediately prior to the Effective Time, the authorized capital stock of the Company consisted of (i) 20,000,000 shares of Common Stock and (ii) 7,500,000 shares of Company Preferred Stock, of which 761,903 are undesignated Preferred Stock (none of which are outstanding), 125,000 are designated Series A Redeemable Preferred Stock, par value $10.00 per share, 518,841 are designated Series B Convertible Preferred Stock, par value $4.492 per share, 1,418,200 are designated Series C Convertible Preferred Stock, par value $.001 per share, 630,756 are designated Series C1 Convertible Preferred Stock, par value $.001 per share, 2,230,260 are designated Series D Convertible Preferred Stock, par value $.001 per share, 1,003,617 are designated Series D1 Convertible Preferred Stock, par value $.001 per share, and 811,423 are designated Series E Convertible Preferred Stock, par value $.001 per share, of the Company. 125,000, 445,263, 1,418,200, 630,756, 2,140,873, 0, and 811,423
        shares of Series A Redeemable Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series C1

        Convertible Preferred Stock, Series D Convertible Preferred Stock, Series D1 Convertible Preferred Stock and Series E Convertible Preferred Stock, respectively, have been issued and are outstanding as of the date of this Agreement, based upon the Company's records, which are to our knowledge, accurate. To our knowledge, based upon a certificate of an officer of the Company, all of the outstanding shares of capital stock of the Company which have been issued have been duly authorized and validly issued, and are fully paid and non-assessable. To our knowledge, all of the outstanding shares of capital stock of the Company were issued in transactions exempt from the registration requirements of
        Section 5 of the Securities Act of 1933, as amended. To our knowledge, except as set forth in the Disclosure Schedule, none of the outstanding shares of the Company Common Stock or Company Preferred Stock is subject to any repurchase option or restrictions on transfer in favor of, or imposed by, the Company (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws). Except as set forth in the Agreement and on the Disclosure Schedule, to our knowledge, there are no options, warrants, conversion privileges, preemptive rights or other rights presently outstanding to purchase any of the authorized but unissued capital stock of the Company.

     9. Immediately prior to the Closing Date, except as set forth in the Disclosure Schedule, to our knowledge there was no: (a) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire from the Company any authorized but unissued shares of the capital stock or other securities of the Company; (b) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or (c) contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

                                   EXHIBIT E

                     FORM OF OPINION OF COOLEY GODWARD LLP

     We have acted as counsel for Quokka Sports, Inc., a Delaware corporation (the "Company"), in connection with that certain Agreement and Plan of Merger and Reorganization (the "Agreement"), dated as of July 20, 2000, by and between the Company and Total Sports, Inc., a Delaware corporation ("Seller"). We are rendering this opinion pursuant to Section 7.5(b) of the Agreement. Except as otherwise defined herein, capitalized terms used but not defined herein have the respective meanings given to them in the Agreement.

     In connection with this opinion, we have examined and relied upon the representations and warranties as to factual matters contained in and made pursuant to the Agreement by the various parties and originals or copies certified to our satisfaction, of such records, documents, certificates, opinions, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. Where we render an opinion "to the best of our knowledge" or concerning an item "known to us" or our opinion otherwise refers to our knowledge, it is based solely upon (i) an inquiry of attorneys within this firm who perform legal services for the Company, (ii) receipt of a certificate executed by an officer of the Company covering such matters, and (iii) such other investigation, if any, that we specifically set forth herein.

     In rendering this opinion, we have assumed: the genuineness and authenticity of all signatures on original documents; the authenticity of all documents submitted to us as originals; the conformity to originals of all documents submitted to us as copies; the accuracy, completeness and authenticity of certificates of public officials; and the due authorization, execution and delivery of all documents (except the due authorization, execution and delivery by the Company of the Agreement, the Escrow Agreement and the Company Stockholder Voting Agreements (collectively, the "Agreements")), where authorization, execution and delivery are prerequisites to the effectiveness of such documents. We have also assumed: that all individuals executing and delivering documents had the legal capacity to so execute and deliver; that you have received all documents you were to receive under the Agreements; that the Agreement is an obligation binding upon you; if you are a corporation or other entity, that you have filed any required California franchise or income tax returns and have paid any required California franchise or income taxes; and that there are no extrinsic agreements or understandings among the parties to the Agreements that would modify or interpret the terms of the Agreements or the respective rights or obligations of the parties thereunder.

     Our opinion is expressed only with respect to the federal laws of the United States of America, the laws of the State of California and the General Corporation Law of Delaware. Our opinion in paragraph 4 below as to the validity, binding effect and enforceability of the Agreements is premised upon the result that would obtain if a California court were to apply the internal laws of the State of California to the interpretation and enforcement of the Agreements. We express no opinion as to whether the laws of any particular jurisdiction apply, and no opinion to the extent that the laws of any jurisdiction other than those identified above are applicable to the subject matter hereof. We are not rendering any opinion as to compliance with any antifraud law, rule or regulation relating to securities, or to the sale or issuance thereof.

     With regard to our opinion in paragraph 8 below, we have examined and relied upon a certificate executed by an officer of the Company, to the effect that the consideration for all outstanding shares of capital stock of the Company was received by the Company in accordance with the provisions of the applicable Board of Directors resolutions and any agreement relating to the issuance of such shares, and we have undertaken no independent verification with respect thereto.

     On the basis of the foregoing, in reliance thereon and with the foregoing qualifications, we are of the opinion that:

     4. The Company has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware.

     5. The Company has the requisite corporate power to own its property and assets, to conduct its business as such business is currently being conducted, to enter into the Agreements and to consummate the transactions contemplated thereby. To our knowledge, the Company is qualified as a foreign corporation to do business and is in good standing in each jurisdiction in the United States in which the ownership of its property or the conduct of its business requires such qualification and where the failure to qualify would have a Material Adverse Effect on the Company.

     6. All corporate action required to be taken on the part of the Company to authorize the Agreements and consummate the transaction contemplated thereby has been taken.

     7. Each of the Agreements has been duly and validly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable laws and except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance and injunctive relief.

     8. The execution and delivery of the Agreements and the consummation by the Company of the merger contemplated thereby are not prohibited by, and will not violate or conflict with (i) any provision of the certificate of incorporation or bylaws of the Company, (ii) any resolution adopted by the Company's stockholders, the Company's board of directors or any committee of the Company's board of directors, (iii) to the best of our knowledge, any material Contract of the Company or, to the best of our knowledge, any of its Subsidiaries, except as would not be expected to have a Material Adverse Effect on the Company, or (iv) any law, rule or regulation, the violation or contravention of which would be expected to have a Material Adverse Effect on the Company.

     9. To our knowledge, except as set forth in the Parent Disclosure Schedule, there are no civil, criminal or administrative actions, suits or proceedings pending or threatened against the Company before any court, arbitrator, or administrative, governmental or regulatory authority, domestic or foreign, that question the validity or enforceability of the Agreements or the right of the Company to enter into the Agreements or could have a Material Adverse Effect on the Company.

     10. The shares of Parent Common Stock to be issued pursuant to the Agreement have been duly authorized, and upon issuance and delivery against payment therefor in accordance with the terms of the Agreement, will be validly issued, outstanding, fully paid and nonassessable.

     11. Immediately prior to the Effective Time, the authorized capital stock of the Company consisted of (i) [110,000,000] shares of Common Stock, of which are issued and outstanding based upon the Company's records, which are to our knowledge, accurate, and (ii) 10,000,000 shares of Preferred Stock, none of which are issued and outstanding. To our knowledge, all of the outstanding shares of capital stock of the Company which have been issued have been duly authorized and validly issued, and are fully paid and non-assessable.

     This opinion is intended solely for your benefit and is not to be made available to or be relied upon by any other person, firm, or entity without our prior written consent.

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                                   EXHIBIT F

                            FORM OF ESCROW AGREEMENT

     THIS ESCROW AGREEMENT ("Agreement") is made and entered into as of
            , 2000 by and among: QUOKKA SPORTS, INC., a Delaware corporation
("Parent")                , as the designated company agent appointed pursuant
to the Merger Agreement ("Designated Company Agent"), and STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A., a national banking association (the "Escrow Agent").

                                    RECITALS

     A. Parent and the Company have entered into an Agreement and Plan of Merger
and Reorganization dated as of July   , 2000 (the "Merger Agreement"), pursuant
to which the Parent will be the surviving corporation, the Company will cease to exist and the Company's stockholders and Gary Stevenson ("Escrow Stockholders") will have the right to receive shares of Common Stock of Parent.

     B. Section 1.8 of the Merger Agreement contemplates the establishment of an escrow arrangement to secure the indemnification and other obligations of the Company under Section 9 of the Merger Agreement.

     C. Pursuant to Section 10.1 of the Merger Agreement and Section 10 of this
Agreement, the Escrow Stockholders have irrevocably appointed                ,
as representative, to serve as Designated Company Agent for, among other things, all matters set forth in Section 9 of the Merger Agreement.

                                   AGREEMENT

     The parties, intending to be legally bound, agree as follows:

     1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given to them in the Merger Agreement, a copy of which is attached hereto.

     2. Escrow and Indemnification.

     (a) Shares Placed in Escrow. At the Effective Time, which shall be set forth in a written notice by Parent to Escrow Agent: Parent shall issue and deliver to Escrow Agent certificates for shares of Parent Common Stock registered in the name of "Embassy & Co.," the nominee of the Escrow Agent, representing the amounts with respect to the Escrow Stockholders as set forth on EXHIBIT A hereto (the total number of such Parent Common Stock being placed in escrow at the Effective Time being referred to herein as the "Initial Escrow Shares"), evidencing the shares of Parent Common Stock to be held in escrow in accordance with this Agreement and containing the following legend: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN ESCROW AGREEMENT, DATED AS OF
            , 2000, BY AND AMONG QUOKKA SPORTS, INC., A DESIGNATED COMPANY AGENT IDENTIFIED THEREIN AND STATE STREET BANK AND TRUST COMPANY OF CALIFORNIA, N.A." (the "Escrow Legend"). The shares of Parent Common Stock being held in escrow pursuant to this Agreement (the "Escrow Shares"), together with any Escrow Cash (as defined below) resulting from the sale by Escrow Agent of Escrow Shares (as further described herein), shall constitute an escrow fund (the "Escrow Fund") with respect to the indemnification obligations of the Company under Section 9.2(a) of the Merger Agreement. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Escrow Stockholder or of any party hereto. The Escrow Agent agrees to accept delivery of the Escrow Fund and to hold the Escrow Fund in an escrow account (the "Escrow Account"), subject to the terms and conditions of this Agreement.

     (b) Voting of Escrow Shares. The Escrow Stockholders, as beneficial owners of the Escrow Shares, shall be entitled to exercise all voting rights with respect to such Escrow Shares and the Escrow Agent shall not have any authority to exercise any such voting rights. The Escrow Agent shall have no responsibility for the genuineness, validity, market value, title or sufficiency for any intended purpose of the Escrow Shares. The Escrow Agent shall be under no obligation to preserve, protect or exercise rights in the Escrow Shares, and shall be responsible only for reasonable measures to maintain the physical safekeeping thereof, and otherwise to perform and observe such duties on its part as are expressly set forth in this Agreement. The Escrow Agent shall not be responsible for forwarding to any party, notifying any party with respect to, or taking any action with respect to, any notice, solicitation or other document or information, written or otherwise, received from the issuer or other person with respect to the Escrow Shares, including but not limited to, proxy material, tenders, options, the pendency of calls and maturities and expiration of rights (such materials being referred to generally as "Proxy Materials"); provided, however, that the Escrow Agent shall, within two (2) business days of receipt of Proxy Materials that entitle the Escrow Stockholders to vote, send to Parent's transfer agent a written notice identifying the number of Escrow Shares held in the Escrow Fund as of the record date set forth in the Proxy Materials (the "Record Date Escrow Shares"), including a copy of the pro rata interest of each Escrow Stockholder shown on Exhibit A, and requesting that the transfer agent
(i) distribute the Proxy Materials to the Escrow Stockholders as beneficial owners of the Escrow Shares and (ii) prepare proxy cards for each Escrow Stockholder entitling each such Escrow Stockholder to vote the number of shares (rounding down in order to avoid fractional shares) determined by multiplying the Record Date Escrow Shares by the pro rata interest of each Escrow Stockholder shown on Exhibit A.

     (c) Dividends, Etc. Any securities or other property distributable (whether by way of dividend, stock split or otherwise) in a tax-free transaction in respect of or in exchange for any Escrow Shares shall not be distributed to the Escrow Stockholders, but rather shall be distributed to and held by the Escrow Agent in the Escrow Account. Ordinary cash dividends and any other taxable dividends, distributions or exchange proceeds will be paid by Parent directly to the Escrow Stockholders and not to the Escrow Agent. Unless and until the Escrow Agent shall actually receive such additional securities or other property, it may assume without inquiry that the Escrow Shares currently being held by it in the Escrow Account are all that the Escrow Agent is required to hold. At the time any Escrow Shares are required to be released from the Escrow Account to any Person pursuant to this Agreement, any securities or other property previously received by the Escrow Agent in respect of or in exchange for such Escrow Shares shall be released from the Escrow to such Person.

     (d) Transferability. The interests of the Escrow Stockholders in the Escrow Account and in the Escrow Shares shall not be assignable or transferable, other than by operation of law. No transfer of any of such interests by operation of law shall be recognized or given effect until Parent and the Escrow Agent shall have received written notice of such transfer.

     (e) Fractional Shares. No fractional shares of Parent Common Stock shall be retained in or released from the Escrow Account pursuant to this Agreement. In connection with any release of Escrow Shares from the Escrow Account, Parent and the Escrow Agent shall "round down" in order to avoid retaining any fractional share in the Escrow Account and in order to avoid releasing any fractional share from the Escrow Account. When shares are "rounded down", no cash-in-lieu payments need to be made.

     (f) Sale of Escrow Shares.

          (i) Voluntary Sale. Subject to the lockup restrictions identified below, the Designated Company Agent may direct the Escrow Agent to sell any or all of the Escrow Shares held in the Escrow Fund by delivery to the Escrow Agent and Parent of a written notice stating the number of Escrow Shares to be sold by the Escrow Agent and the minimum price per share to be realized from such sale (the "Sale Notice"). Notwithstanding anything to the contrary herein, without Parent's written consent (which consent the Escrow Agent shall not be required to request) the Escrow Agent shall not sell any of the Escrow Shares pursuant to this Section 2(f)(i) prior to the expiration of one year after the Closing Date, except for (a) up to an aggregate of 10% of the Initial Escrow Shares at any time after the Closing Date; (b) up to a cumulative aggregate of 22% of the Initial Escrow Shares at any time after the expiration of 90 days after the Closing Date; (c) up to a cumulative aggregate of 47% of the Initial Escrow Shares at any time after the expiration of 180 days after the Closing Date; and (d) up to a cumulative aggregate of 72% of the Initial Escrow Shares at any time after the expiration of 270 days after the Closing Date. To the extent directed to do so by the Designated Company Agent (and provided that the Sale Notice does not contemplate a sale of Escrow Shares in violation of the lockup restriction identified above), the Escrow Agent shall, pursuant to the provisions in Section 2(g) below, within two (2) business days of receipt of the Sale Notice (provided that the minimum price per share indicated may be realized) direct the sale of the number of Escrow Shares set forth in the Sale Notice and shall add the proceeds of such sale less commission and Escrow Agent fees (the "Transaction Fees") to the Escrow Fund (the proceeds, net of the Transaction Fees, being referred to as "Escrow Cash"). Any liability resulting from sales of Escrow Shares in violation of the lockup restrictions identified above shall not be borne by the Escrow Agent but rather shall be borne by the Escrow Stockholders indirectly as a result of their pro rata interest in the Escrow Fund.

          (ii) Required Sale. Satisfaction of any indemnification claim pursuant to this Agreement shall be made only with Escrow Cash and not with Escrow Shares.

             (A) In order to satisfy any claims pursuant to Section 3 hereunder, the Designated Company Agent shall direct the Escrow Agent to sell such number of Escrow Shares held in the Escrow Fund as shall be necessary to satisfy such claim by delivery to the Escrow Agent of a written notice stating the number of Escrow Shares to be sold. To the extent directed to do so by the Designated Company Agent, the Escrow Agent shall, pursuant to the provisions in Section 2(g) below, within two (2) business days of receipt of such notice sell such number of Escrow Shares as is designated by the Designated Company Agent, and shall add the Escrow Cash realized by the sale to the Escrow Fund.

             (B) In the event the Designated Company Agent shall be deemed to have agreed (pursuant to Sections 3(b), (c) or (g) hereunder) that Escrow Shares shall be sold by the Escrow Agent to satisfy an indemnification claim, the Escrow Agent shall sell such number of Escrow Shares held in the Escrow Fund as shall be necessary to satisfy such claim and shall add the Escrow Cash realized by the sale to the Escrow Fund.

     (g) Mechanics of Sale of Escrow Shares.

          (i) In connection with any sale of Escrow Shares pursuant to Section 2(f) of this Agreement, the Escrow Agent shall be entitled to receive and rely upon, prior to taking action in that regard, written direction from the Designated Company Agent as to the manner and method to be undertaken in carrying out such sale, including without limitation written direction
     (i) identifying the number of Escrow Shares to be sold and (ii) identifying the brokerage firm the Designated Company Agent requests to be used or instructing the Escrow Agent to use a brokerage service of its choice, and
     (iii) setting forth any necessary or special instructions with respect to the sale (including any stop loss or minimum price per share instruction); and the Designated Company Agent shall execute and deliver any instruments reasonably required by the Escrow Agent in order to carry out such sale.

          (ii) The Escrow Agent shall have no responsibility in connection with such sale other than to make delivery of the Escrow Shares to the selected brokerage firm, with instruction (including any special instruction provided by the Designated Company Agent), and to receive and deposit into the Escrow Fund the Escrow Cash received therefrom. The Escrow Agent shall have no liability for any actions or omissions of any such brokerage firm and shall have no liability for the price or execution achieved. Without limiting the generality of the foregoing, the Designated Company Agent expressly acknowledges that (a) the Escrow Shares may need to be sent to a transfer agent to be reissued in saleable form, (b) the Escrow Shares may contain or be subject to transfer restrictions that may limit their marketability and impose restrictions upon the number of types of purchasers to whom they can be offered or sold, and (c) the Escrow Agent shall have no liability for any failure or delay (or any price change during such delay) on the part of the Designated Company Agent or any transfer agent, or caused by any necessary registration or delivery procedures, or compliance with any applicable transfer restrictions, involved in the sale of such Escrow Shares.

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          (iii) The Escrow Agent shall be entitled to contract with any brokerage firm (which may be selected by the Escrow Agent without liability on its part unless the Designated Company Agent shall have indicated a brokerage firm to be used, in which event such brokerage firm shall be used), which may be affiliated with the Escrow Agent. The Escrow Agent shall be indemnified hereunder for any costs, expenses and risks associated therewith or arising thereunder (other than resulting from its own gross negligence, bad faith or wilful misconduct), and the Escrow Cash attributable to the Escrow Fund shall be net of all brokerage commissions and charges (including the Escrow Agent's charges). Any Escrow Shares to be sold by the Escrow Agent pursuant to the terms of this Agreement shall reduce the Escrow Shares attributable to the Escrow Stockholders on a pro rata basis, in proportion to their respective interests set forth on Exhibit A.

          (iv) In connection with any sale of Escrow Shares, the Escrow Agent shall within five (5) business days of such sale, provide the Designated Company Agent and Parent with written notice of the Escrow Cash realized from such sale (net of all brokerage commissions and Escrow Agent charges). In addition, after satisfaction of a claim hereunder, the Escrow Agent shall within five (5) business days after satisfaction of such claim, provide the Designated Company Agent and Parent with a written notice of the Escrow Cash remaining in the Escrow Fund.

          (v) In the event of a sale of Escrow Shares pursuant to Section 2(f) hereunder, the Escrow Agent shall invest the Escrow Cash realized from the sale of Escrow Shares (within two (2) business days of receipt thereof) in the SSgA U.S. Treasury Money Market Fund; provided, however, that the Escrow Agent shall (within 2 business days of receipt of a written request from the Designated Company Agent) invest the Escrow Cash realized from a voluntary sale pursuant to Section 2(f)(i) hereunder in accordance with the Designated Company Agent's written request; provided, however, that the Designated Company Agent may only request that the investment of Escrow Cash be made in treasury or money market accounts of a nationally recognized financial institution (if the Escrow Agent is unable to determine whether the financial institution is nationally recognized, the Escrow Agent shall request and obtain Parent's consent prior to making the requested investment, which consent shall not be unreasonably withheld). Interest earnings on investments of Escrow Cash shall be reinvested by the Escrow Agent in the investment to which such interest earnings pertain unless otherwise instructed by the Designated Company Agent; provided, however, that if such reinvestment is impracticable, the Escrow Agent shall notify the Designated Company Agent requesting written instructions and, absent such written instructions, shall not reinvest such interest earnings. To the extent required by applicable laws or regulations, the Escrow Agent shall allocate any interest earnings resulting from any investment of the Escrow Cash to the Escrow Stockholders pro rata in accordance with each Escrow Stockholder's proportionate interest in the Escrow Shares.

     3. Administration of Escrow Account. Except as otherwise provided herein, with respect to any claim pursuant to Section 9 of the Merger Agreement, the Escrow Agent shall be entitled to rely on the instructions of the Designated Company Agent on behalf of the Escrow Stockholders and shall administer the Escrow Account as follows:

          (a) If any Indemnitee has or claims to have incurred or suffered Damages for which it is or may be entitled to indemnification, compensation or reimbursement under Section 9 of the Merger Agreement, such Indemnitee may deliver a claim notice (a "Claim Notice") to the Designated Company Agent and to the Escrow Agent, on or prior to, but not after, the one year anniversary of the Closing Date under the Merger Agreement (such one year anniversary being referred to herein as the "Termination Date"); provided, however, that if, at any time on or prior to the Termination Date, any Indemnitee (acting in good faith) delivers to the Designated Company Agent and the Escrow Agent a Claim Notice, then the claim asserted in such Claim Notice will survive the Termination Date until such time as such claim is fully and finally resolved in accordance with the provisions of this
     Section 3. The Escrow Agent shall not be deemed to have knowledge of termination of this Agreement earlier than the Termination Date unless notice in writing of such earlier date has been provided by Parent. Each Claim Notice shall state that such Indemnitee is entitled to indemnification, compensation or reimbursement under Section 9.2(a) of the Merger Agreement and shall contain a brief description of the circumstances supporting such Indemnitee's belief and shall contain a non-binding, preliminary estimate of the amount of Damages such Indemnitee claims to have so incurred or suffered (the "Claimed Amount").

          (b) Within 45 business days after receipt by the Designated Company Agent of a Claim Notice, the Designated Company Agent may deliver to the Indemnitee who delivered the Claim Notice and to the Escrow Agent a written response (the "Response Notice") in which the Designated Company Agent: (i) agrees that a whole number of Escrow Shares having a value equal to the full Claimed Amount shall be sold by the Escrow Agent pursuant to Sections 2(f) and (g) and the Escrow Cash realized by the sale may be released from the Escrow Account to the Indemnitee; (ii) agrees that Escrow Shares having a value equal to part, but not all, of the Claimed Amount (the "Agreed Amount") shall be sold by the Escrow Agent pursuant to Sections 2(f) and
     (g) and the Escrow Cash realized by the sale may be released from the Escrow Account to the Indemnitee or (iii) indicates that no part of the Claimed Amount may be released from the Escrow Account to the Indemnitee. Any part of the Claimed Amount that is not to be released to the Indemnitee shall be the "Contested Amount." If a Response Notice is not received by the Escrow Agent within such 45 business-day period, then the Designated Company Agent shall be deemed to have agreed that Escrow Shares having a value equal to the full Claimed Amount shall be sold by the Escrow Agent pursuant to Sections 2(f) and (g) and the Escrow Cash realized by the sale may be released to the Indemnitee from the Escrow Account.

          (c) If the Designated Company Agent delivers a Response Notice agreeing that Escrow Shares having a value equal to the full Claimed Amount shall be sold by the Escrow Agent pursuant to Sections 2(f) and (g) and the Escrow Cash realized by the sale may be released from the Escrow Account to the Indemnitee, or if the Designated Company Agent does not deliver a Response Notice in accordance with Section 3(b) within the 45 business-day period specified in Section 3(b), the Escrow Agent shall within five (5) business days following the receipt of the Response Notice (or, if the Escrow Agent has not received a Response Notice, within three (3) business days following the expiration of the 45 business-day period referred to in
     Section 3(b)), sell or cause to be sold such Escrow Shares pursuant to Sections 2(f) and (g) and the Escrow Agent shall deliver or cause to be delivered to such Indemnitee the Escrow Cash realized by the sale. Such payment shall be deemed to be made in full satisfaction of the claim described in such Claim Notice and Escrow Agent shall not be liable for the Claim Amount so released.

          (d) If the Designated Company Agent delivers a Response Notice agreeing that Escrow Shares having a value equal to part, but not all, of the Claimed Amount shall be sold by the Escrow Agent pursuant to Sections 2(f) and (g) and the Escrow Cash realized by the sale may be released from the Escrow Account to the Indemnitee, the Escrow Agent shall within five
     (5) business days following the receipt of the Response Notice sell or cause to be sold such Escrow Shares pursuant to Sections 2(f) and (g) and the Escrow Agent shall deliver or cause to be delivered to such Indemnitee the Escrow Cash equal to the Agreed Amount.

          (e) If the Designated Company Agent delivers a Response Notice indicating that there is a Contested Amount, the Designated Company Agent and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the Designated Company Agent shall resolve such dispute, such resolution shall be binding on all of the Escrow Stockholders and all of the Indemnitees and a settlement agreement shall be signed by the Indemnitee and the Designated Company Agent and sent to the Escrow Agent, who shall, within five (5) business days following receipt thereof, if applicable, sell or cause to be sold pursuant to Section 2(g) Escrow Shares from the Escrow Account in accordance with such agreement and having a value approximately equal to the amount set forth in such settlement agreement (the "Settlement Amount") and shall deliver or cause to be delivered to the Indemnitee Escrow Cash equal to the Settlement Amount.

          (f) If the Designated Company Agent and the Indemnitee are unable to resolve the dispute relating to any Contested Amount within 45 days after the delivery of the Claim Notice, then the Escrow Agent shall retain the Contested Amount in the Escrow Account until it receives either (i) a final non-appealable court order from a court of competent jurisdiction, or (ii) written instructions signed by Parent and the Designated Company Agent, in which case the Escrow Agent shall follow the instructions set forth in such court order or written instructions.

          (g) Any Escrow Cash released from the Escrow Account to an Indemnitee shall be deemed to reduce the Escrow Cash pro rata with respect to each Escrow Stockholder in accordance with each Escrow Stockholder's percentage interest in the Escrow Fund set forth in Exhibit A.

     4. Release of Escrow Shares and Escrow Cash.

     (a) Within five (5) business days after the Termination Date, the Escrow Agent shall distribute or cause the stock transfer agent for the Parent Common Stock to distribute to each of the Escrow Stockholders at such Escrow Stockholder's address set forth on EXHIBIT A (or at such other address(es) as the Designated Company Agent shall provide the Escrow Agent) such Escrow Stockholder's pro-rata portion of the Escrow Shares and Escrow Cash then held in escrow (less any shares or cash distributed to the Designated Company Agent pursuant to Section 10 hereof) and based on the percentage interests in the Escrow Fund set forth in EXHIBIT A; provided, however, that if prior to the Termination Date, any Indemnitee has given a Claim Notice containing a claim which has not been resolved prior to the Termination Date in accordance with
Section 3, the Escrow Agent shall retain in the Escrow Account after the Termination Date Escrow Shares and/or Escrow Cash having a value equal to 100% of the Claimed Amount or Contested Amount, as the case may be, with respect to all claims which have not then been resolved.

     (b) The Escrow Agent is not the stock transfer agent for the Parent Common Stock. Accordingly, if a distribution of a number of shares of Parent Common Stock less than all of the Escrow Shares is to be made, the Escrow Agent must requisition the appropriate number of shares from such stock transfer agent, delivering to it the appropriate stock certificate(s). For the purposes of this Agreement, the Escrow Agent shall be deemed to have delivered Parent Common Stock to the Person entitled to it when the Escrow Agent has delivered such certificates to such stock transfer agent with instructions to deliver it to the appropriate Person. Distributions of Parent Common Stock shall be made to Parent or the Escrow Stockholders, as appropriate, at the addresses described in
Section 11(b) or set forth on EXHIBIT A hereto. Whenever a distribution of Escrow Shares or Escrow Cash is to be made to the Escrow Stockholders, pro rata distributions shall be made to each of them based on their proportionate interest in the Escrow Fund and at their addresses set forth in Exhibit A.

     (c) Whenever a release of Escrow Shares occurs pursuant to the terms of this Agreement, the Escrow Agent shall be authorized to request and shall request that the transfer agent for the Parent Common Stock remove the Escrow Legend from the Escrow Shares being released.

     (d) In the event the Designated Company Agent has assumed the defense of a third-party claim pursuant to Section 9.6 of the Merger Agreement, the Designated Company Agent shall be authorized to direct the Escrow Agent to use Escrow Cash then held in the Escrow Fund (or to sell Escrow Shares pursuant to Section 2(f)(i) and use the Escrow Cash realized thereby) to cover the costs of such defense without regard to the lockup restrictions set forth in Section 2(f)(i) hereof. Upon receipt of a written notice from the Designated Company Agent specifying the amount of Escrow Cash to be distributed to cover the defense of such a third-party claim (or the number of Escrow Shares to be sold by the Escrow Agent pursuant to Section 2(f)(i)) and the manner of such distribution, the Escrow Agent shall so distribute the amount of Escrow Cash specified in such notice or sell the number of Escrow Shares specified in such notice and distribute the Escrow Cash realized thereby.

     5. Stock Splits. All numbers contained in, and all calculations required to be made pursuant to, this Agreement shall be adjusted as appropriate to reflect any stock split, reverse stock split, stock dividend or similar transaction effected by Parent after the date hereof; provided, however, that the Escrow Agent shall have received notice of such stock split or other action and shall have received the appropriate number of

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

additional shares of Parent Common Stock or other property pursuant to Section 2(c) hereof. In the event of any such stock split or other similar occurrence, Parent and the Designated Company Agent shall deliver to the Designated Company Agent, within five (5) business days of such event, a revised Exhibit A setting forth the new number of Escrow Shares to be held in the Escrow Fund. Unless and until the Escrow Agent receives the certificates representing additional shares of Parent Common Stock or other property pursuant to Section 2(c), the Escrow Agent may assume without inquiry that no such stock or other property has been or is required to be issued with respect to Escrow Shares.

     6. Fees and Expenses. Upon the execution of this Agreement by all parties hereto and the initial deposit of the Escrow Fund in the Escrow Account, fees and expenses, in accordance with Exhibit B attached hereto, will be payable to the Escrow Agent. This annual Escrow Agent fee will cover the first twelve months of the escrow. In accordance with Exhibit B attached hereto, the Escrow Agent will also be entitled to reimbursement for reasonable and documented out-of-pocket expenses, including those of its counsel, incurred by the Escrow Agent in the performance of its duties hereunder and the execution and delivery of this Agreement. All such fees and expenses shall be paid by Parent, except for the payment of Transaction Fees (it being understood that the payment of Transaction Fees shall reduce the net proceeds realized from the sale of Escrow Shares and shall have the effect of reducing the amount of Escrow Cash held in the Escrow Fund).

     7. Limitation of Escrow Agent's Liability.

     (a) The Escrow Agent undertakes to perform such duties as are specifically set forth in this Agreement only each of which are solely ministerial in nature, and shall have no duty under or obligation to determine compliance with, any other agreement or document notwithstanding their being referred to herein or attached hereto as an exhibit. The Escrow Agent shall not be liable except for the performance of such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be deemed to be a fiduciary and shall incur no liability with respect to any action taken by it or for any inaction on its part in reliance upon any notice, direction, instruction, consent, statement or other document believed by it to be genuine and duly authorized, nor for any other action or inaction except for its own willful misconduct or negligence. In all questions arising under this Agreement, the Escrow Agent may rely on the advice of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based upon such advice the Escrow Agent shall not be liable to anyone. The Escrow Agent shall not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner reasonably satisfactory to it. In no event shall the Escrow Agent be liable for incidental, punitive or consequential damages whatsoever, even if the Escrow Agent has been advised of the likelihood of such damages.

     (b) Parent hereby agrees to indemnify the Escrow Agent, its officers, directors, employees and agents for, and hold it harmless against, any loss, liability or expense incurred without negligence or willful misconduct on the part of Escrow Agent, arising out of or in connection with its carrying out of its duties hereunder. This right of indemnification shall survive the termination of this Agreement, and the resignation of the Escrow Agent. The costs and expenses of enforcing this right of indemnification shall also be paid by Parent.

     (c) In the event that the Escrow Agent should at any time be (i) confronted with inconsistent or conflicting claims or demands by the other parties hereto or (ii) unsure of its duties hereunder, the Escrow Agent shall have the right to interplead the parties in any California court or any court of competent jurisdiction and request that such court determine the respective rights of the parties with respect to this Agreement and, upon doing so, the Escrow Agent shall be released from any obligations or liability to the other parties as a consequence of any such claims or demands. The Escrow Agent may consult counsel satisfactory to it, including in-house counsel, and will be protected in respect of any action taken or omitted in reliance thereon.

     (d) The Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder, either directly or by or through its agents or attorneys. Nothing in this Agreement shall be deemed to impose upon the Escrow Agent any duty to qualify to do business in any jurisdiction other

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than California. The Escrow Agent shall not be responsible for and shall not be under a duty to examine, inquire into or pass upon the validity, binding effect, execution or sufficiency of this Agreement or of any amendment or supplement hereto.

     8. Termination. This Agreement shall terminate on the Termination Date or, if earlier, upon the release by the Escrow Agent of the entire Escrow Fund in accordance with this Agreement; provided, however, that if the Escrow Agent has received from any Indemnitee a Claim Notice setting forth a claim that has not been resolved by the Termination Date, then this Agreement shall continue in full force and effect until the claim has been resolved and the Escrow Shares sold and the Escrow Cash released in accordance with this Agreement.

     9. Successor Escrow Agent. In the event the Escrow Agent becomes unavailable or unwilling to continue as escrow agent under this Agreement, the Escrow Agent may resign and be discharged from its duties and obligations hereunder by giving its written resignation to the parties to this Agreement. Such resignation shall take effect not less than 30 calendar days after it is given to all parties hereto. Parent may appoint a successor Escrow Agent only with the consent of a majority in interest of the Escrow Stockholders (which consent shall not be unreasonably withheld or delayed). If the parties fail to agree on a successor Escrow Agent within such time, the Escrow Agent shall have the right to apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent. The successor Escrow Agent shall execute and deliver to the Escrow Agent an instrument accepting such appointment, and the successor Escrow Agent shall, without further acts, be vested with all the estates, property rights, powers and duties of the predecessor Escrow Agent as if originally named as Escrow Agent herein. The Escrow Agent shall act in accordance with written instructions from Parent and the Designated Company Agent as to the transfer of the Escrow Fund to a successor escrow agent.

     10. Designated Company Agent. Pursuant to Section 10.1 of the Merger
Agreement, the Company irrevocably appointed                , as Designated
Company Agent, to act on behalf of the Company and the Escrow Stockholders as their agent for purposes of the Merger Agreement, which includes their consent to allow the Designated Company Agent to give and receive notices and communications, to authorize delivery to Parent of Parent Common Stock, Escrow Cash or other property from the Escrow Fund, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises, comply with orders of courts with respect to such claims and to take all actions necessary or appropriate in the judgment of the Designated Company Agent for the accomplishment of the foregoing. Section 10.1 of the Merger Agreement provides that a majority in interest of the Escrow Stockholders shall appoint a new representative to serve as the Designated Company Agent if the person acting as the Designated Company Agent should die, become disabled or otherwise be unable to fulfill his or her responsibilities. The Designated Company Agent shall not be responsible for any act done or omitted thereunder as Designated Company Agent while acting in good faith and in the exercise of reasonable judgment. The Designated Company Agent shall be indemnified out of the Escrow Fund and held harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Designated Company Agent and arising out of or in connection with the acceptance or administration of the Designated Company Agent's duties hereunder, including the reasonable fees and expenses of any legal counsel or other professional retained by the Designated Company Agent. The Designated Company Agent shall be paid (i) the reasonable fees of the Designated Company Agent relating to his services performed in such capacity and (ii) all costs and expenses, including those of any legal counsel or other professional retained by the Designated Company Agent, in connection with the acceptance and administration of the Designated Company Agent's duties hereunder. Subject to the prior right of Parent to make claims for Damages, the Designated Company Agent shall have the right to recover from the Escrow Fund, prior to any distribution to the Escrow Stockholders pursuant to Section 4(a) or Section 4(b) hereof, a number of Escrow Shares (or an equivalent amount of Escrow Cash then held in escrow) set forth in a certificate of the Designated Company Agent delivered to the Escrow Agent at least two (2) business days prior to the date on which a distribution is to be made to the Escrow Stockholders equal to the quotient obtained by dividing (i) any reasonable fees, costs and expenses set forth in such certificate, including those of any legal counsel or other professional retained by the Designated Company Agent, in connection with the

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acceptance and administration of the Designated Company Agent's duties hereunder, by (ii) the average of the closing sales price of Parent Common Stock on the Nasdaq National Market as reported in the Wall Street Journal for the twenty (20) trading days preceding the Closing Date under the Merger Agreement. The Escrow Agent shall not be required to verify or confirm the amounts set forth in such certificate or determine that reasonableness of such amounts and shall be entitled to rely on such certificate in making payments to Designated Company Agent hereunder. The Escrow Agent agrees to deliver to the Designated Company Agent such number of Escrow Shares, or an equivalent amount of Escrow Cash then held in escrow, prior to making any distribution of Escrow Shares or Escrow Cash to the Escrow Stockholders.

     11. Miscellaneous.

     (a) Attorneys' Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto (other than the Escrow Agent, whose rights to reimbursement for its attorneys fees, costs and disbursement are set forth in Sections 6 and 7), the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     (b) Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail or by courier or express delivery service) to the address set forth in Section 10.9 of the Merger Agreement or to the Escrow Agent at the address set forth below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):

        State Street Bank and Trust Company of California, N.A.
        Corporate Trust Division
        633 West 5th Street, 12th Floor
        Los Angeles, CA 90071
        Attention: Corporate Trust Administration:
        [Quokka Sports, Inc./Total Sports Inc.]
        Telephone: (213) 362-7334

The Escrow Agent may assume that any Claim Notice, Response Notice or other notice of any kind required to be delivered to the Escrow Agent and any other Person has been received by such other Person if it has been received by the Escrow Agent, but the Escrow Agent need not inquire into or verify such receipt.

     (c) Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

     (d) Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

     (e) Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).

     (f) Successors and Assigns. No party hereto may assign or transfer any right or obligation under this Agreement without the written consent of the other parties hereto. Subject to the foregoing limitations, this Agreement shall inure to the benefit of Parent, Escrow Agent, the Designated Company Agent and the respective successors and assigns, if any, of the foregoing.

     (g) Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     (h) Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto; provided, however, that each of Parent and the Designated Company Agent may amend this Agreement solely to
(i) add additional parties to EXHIBIT A as a result of death, divorce, mergers or similar events, upon execution of a counterpart signature page of this Agreement or (ii) to update EXHIBIT A appropriate contact information for Escrow Stockholders.

     (i) Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

     (j) Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

     (k) Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any Legal Proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

     (l) Tax Reporting Information and Certification of Tax Identification Numbers.

          (i) The parties hereto agree that, for tax reporting purposes, all taxable dividends, interest on or other income, if any, attributable to the Escrow Shares or any other amount held in escrow by the Escrow Agent pursuant to this Agreement shall be allocable to the Escrow Stockholders in accordance with their percentage interests in the Escrow Fund set forth in EXHIBIT A.

          (ii) Parent agrees to furnish the Escrow Stockholders with necessary tax forms to enable the Escrow Stockholders to provide the Escrow Agent with certified tax identification numbers for each of them by furnishing appropriate forms W-9 (or Forms W-8, in the case of non-U.S. persons) and any other forms and documents that the Escrow Agent may reasonably request (collectively, "Tax Reporting Documentation") to the Escrow Agent within 30 days after the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent shall be required by the Internal Revenue Code, as it may be amended from time to time, to withhold and remit to the Internal Revenue Service a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement.

     (n) Construction. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

                   [Signature Page Follows on the Next Page]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

                                          QUOKKA SPORTS, INC.

                                          Signature:
                                          --------------------------------------
                                          Printed Name:
                                          --------------------------------------
                                          Title:
                                          --------------------------------------

                                          DESIGNATED COMPANY AGENT:

                                          Signature:
                                          --------------------------------------
                                          Printed Name:
                                          --------------------------------------

                                          STATE STREET BANK AND TRUST
                                          COMPANY OF CALIFORNIA, N.A.,
                                          AS ESCROW AGENT

                                          Signature:
                                          --------------------------------------
                                          Printed Name:
                                          --------------------------------------
                                          Title:
                                          --------------------------------------

                                   EXHIBIT A

                              ESCROW STOCKHOLDERS

                                                                                       PRO RATA
                                                               SHARES TO BE           PERCENTAGE
                                                                 HELD IN              INTEREST IN
  ESCROW STOCKHOLDER                 ADDRESS                  ESCROW ACCOUNT          ESCROW FUND
  ------------------                 -------                  --------------          -----------
 .......................
 .......................
 .......................
 .......................
 .......................
 .......................
 .......................
                                                                                        ------
          Total........                                                                 100.00%
                                                                                        ======

                                   EXHIBIT B

                      STATE STREET BANK AND TRUST COMPANY
                              OF CALIFORNIA, N.A.
                      SCHEDULE OF FEES FOR ESCROW SERVICES
                               PROJECT DEEP SOUTH

Acceptance Fee:.............................................  $  750.00
  This one-time charge, payable at closing, includes
  acceptance and assumption of responsibility and duties as
  Escrow Agent; review and comment on the form of agreement;
  and establishment of account(s) in accordance with
  governing document.
Legal Counsel:..............................................    At Cost
Escrow Agent Fee:...........................................  $3,500.00
  Payable at funding and annually thereafter, if applicable.
  Compensates State Street for administrative services in
  accordance with the Escrow Agreement.
  ADDITIONAL FEES, IF APPLICABLE:
  PRO-RATA PERCENTAGE: Should the Escrow Agreement require
  pro-rata distribution of principal cash or investment
  income to the beneficiaries, STATE STREET WILL ASSESS an
  additional $100, for each beneficiary pro-rata
  distribution, which may be offset at State Street's
  discretion against each distribution.
  DIRECTED SALE: State Street will charge $500.00, plus
  broker commission, for each Directed Sale. In addition, if
  State Street is required to retain the proceeds from the
  Directed Sale, an annual fee of $250.00 will be charged to open and maintain a segregated account. THE FEES
  ASSOCIATED WITH A DIRECTED SALE, SHAREHOLDER ACCOUNTING
  AND INVESTMENT FEES, IN ANY, WILL BE PAID FROM THE
  PROCEEDS OF SUCH SALE.
Claims (if applicable):
  Uncontested...............................................  $  500.00
  Contested..............................................Billed at Cost
Wire Transfer Fee (This fee will be deducted from wire
  amount, if applicable):
  International.............................................  $   40.00
  Domestic..................................................  $   20.00
Investment Fee:.............................................  $   65.00
  Per security purchased (i.e. Treasuries, Agencies, etc.)
Investment in State Street Investment Vehicles:.........40 BASIS POINTS
  (.0040)
  (Calculated on the Average Daily Net Assets)
Investment Vehicles:
  SSgA Prime Money Market Fund
  SSgA US Treasury Money Market Fund
  SSgA Tax Free Money Market Fund
Out-of-Pocket Expense:......................................    At Cost

     The transaction underlying this proposal, and all related documentation, is subject to review and acceptance by State Street in accordance with its policies and procedures. Should the actual transaction materially differ from the assumptions used herein, State Street reserves the right to modify this proposal. In the event that the subject transaction fails to close for reasons beyond the control of State Street, the party requesting these services agrees to pay State Street's acceptance fees, legal fees and out-of-pocket expenses. This proposal is a confidential document and should not be duplicated and/or distributed.

                                                                       ANNEX B-1

                            FORM OF VOTING AGREEMENT

     THIS VOTING AGREEMENT is entered into as of July 20, 2000, by and between TOTAL SPORTS INC., a Delaware corporation (the "Company"), and the below-identified holder ("Holder") of the securities of QUOKKA SPORTS, INC., a Delaware corporation ("Parent").

                                    RECITALS

     A. Parent and the Company are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Reorganization Agreement") which provides (subject to the conditions set forth therein) for the merger of the Company into Parent (the "Merger").

     B. In order to induce the Company to enter into the Reorganization Agreement, Holder is entering into this Voting Agreement.

     C. Insofar as the Company may be deemed to become an "interested stockholder" under Section 203 of the Delaware General Corporation Law by virtue of the execution and delivery of this Agreement, the parties acknowledge that the Board of Directors of Parent has approved this Agreement prior to the parties' execution and delivery of this Agreement, thereby complying with
Section 203 of the Delaware General Corporation Law.

                                   AGREEMENT

     The parties to this Voting Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

     For purposes of this Voting Agreement:

          (a) "Parent Common Stock" shall mean the common stock, par value $.0001 per share, of Parent.

          (b) "Expiration Date" shall mean the earlier of (i) the date upon which the Reorganization Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

          (c) Holder shall be deemed to "Own" or to have acquired "Ownership" of a security if Holder: (i) is the record owner of such security, with the right to vote such security; or (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security, with the right to vote such security; provided that Holder shall only be deemed to "Own" or have acquired "Ownership" of securities held as record owner by MediaOne Group, Inc. and its subsidiaries, and not securities held as record owner by AtHome Corporation, Liberty QS, Inc. or other affiliates of AT&T Corporation.

          (d) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

          (e) "Subject Securities" shall mean: (i) all securities of Parent (including all shares of Parent Common Stock and all options, warrants and other rights to acquire shares of Parent Common Stock) Owned by Holder as of the date of this Agreement; and (ii) all additional securities of Parent (including all additional shares of Parent Common Stock and all additional options, warrants and other rights to acquire shares of Parent Common Stock) of which Holder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

          (f) A Person shall be deemed to have a effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or

                                      B-1-1
     disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

SECTION 2. TRANSFER OF SUBJECT SECURITIES

     2.1 Transferee of Subject Securities to be Bound by this Agreement. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall not cause or permit any Transfer of any of the Subject Securities to be effected unless each Person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be transferred shall have: (a) executed a counterpart of this Voting Agreement and a proxy in the form attached hereto as Exhibit A; and (b) agreed to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and provisions of this Voting Agreement.

     2.2 Transfer of Voting Rights. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities, if in either case such trust, proxy or agreement would entail obligations or restrictions inconsistent with Holder's obligations under this Agreement.

SECTION 3. VOTING OF SHARES

     3.1 Voting Agreement. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date:

          (a) at any meeting of stockholders of Parent, however called, Holder shall (unless otherwise directed in writing by the Company) cause all outstanding shares of Parent Common Stock that are Owned by Holder as of the record date fixed for such meeting to be voted in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger, the issuance of Parent Common Stock in the Merger and in favor of each of the other actions contemplated by the Reorganization Agreement, in each case on substantially the terms and conditions set forth in the Reorganization Agreement, as amended in accordance with the applicable provisions thereof; provided that such amendments do not result in a material change to the fundamental economic terms of the transaction set forth in the Reorganization Agreement; and

          (b) in the event written consents are solicited or otherwise sought from stockholders of Parent with respect to the approval or adoption of the Reorganization Agreement, with respect to the approval of the Merger or with respect to any of the other actions contemplated by the Reorganization Agreement, Holder shall (unless otherwise directed in writing by the Company) cause to be executed, with respect to all outstanding shares of Parent Common Stock that are Owned by Holder as of the record date fixed for the consent to the proposed action, a written consent or written consents to such proposed action.

     3.2  Proxy; Further Assurances.

     Contemporaneously with the execution of this Voting Agreement: (i) Holder shall deliver to the Company a proxy in the form attached to this Voting Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law (except at set forth in Section 8.13 below), with respect to the shares referred to therein (the "Proxy"); and (ii) Holder shall cause to be delivered to the Company an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Parent Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Holder.

SECTION 4. WAIVER OF APPRAISAL RIGHTS

     Holder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the
                                      B-1-2

Merger or any related transaction that Holder or any other Person may have by virtue of the Ownership of any outstanding shares of Parent Common Stock Owned by Holder.

SECTION 5. NO SOLICITATION

     Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall not, directly or indirectly, and Holder shall ensure that his Representatives (as defined in the Reorganization Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined in the Reorganization Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding Parent or any direct or indirect subsidiary of Parent to any Person in connection with or in response to an Acquisition Proposal or potential Acquisition Proposal; or (iii) engage in discussions with any Person with respect to any Acquisition Proposal. Holder shall immediately cease and discontinue, and Holder shall ensure that his Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF HOLDER

     Holder hereby represents and warrants to the Company as follows:

     6.1 Authorization, etc. If Holder is not an individual, Holder has the corporate, limited liability company, partnership or other comparable organizational power and authority to execute and deliver this Voting Agreement and the Proxy and to perform its obligations hereunder and thereunder. This Voting Agreement and the Proxy have been duly executed and delivered by Holder and constitute legal, valid and binding obligations of Holder, enforceable against Holder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     6.2  No Conflicts or Consents.

     (a) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Holder or by which he or any of his properties is or may be bound or affected and, if Holder is not an individual, Holder's certificate of incorporation, formation certificate, partnership agreement or comparable organizational document; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Holder is a party or by which Holder or any of his affiliates or properties is or may be bound or affected.

     (b) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not, require any consent or approval of any Person.

     6.3 Title to Securities. As of the date of this Voting Agreement: (a) Holder holds of record (free and clear of any liens or encumbrances) the number of outstanding shares of Parent Common Stock set forth under the heading "Shares Held of Record" on the signature page hereof; (b) Holder holds (free and clear of any liens or encumbrances) the options, warrants and other rights to acquire shares of Parent Common Stock set forth under the heading "Options and Other Rights" on the signature page hereof; (c) Holder Owns the additional securities of Parent set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof; and (d) Holder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of Parent, other than the shares and options, warrants and other rights set forth on the signature page hereof.

                                      B-1-3

SECTION 7. [RESERVED]

SECTION 8. MISCELLANEOUS

     8.1 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by Holder in this Voting Agreement shall survive the Expiration Date.

     8.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Voting Agreement shall be paid by the party incurring such costs and expenses.

     8.3 Notices. Any notice or other communication required or permitted to be delivered to either party under this Voting Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

        if to Holder:
        at the address set forth below Holder's signature on the signature page hereof

        With a copy to:

        Quokka Sports, Inc.
        525 Brannan Street
        San Francisco, CA 94107
        Attention: General Counsel
        Fax: (415) 908-4069

        if to the Company:

        Total Sports Inc.
        234 Fayetteville Street
        Raleigh, NC 27601
        Attn: General Counsel
        Fax:(919) 573-5436

        With a copy to:

        Steven A. Hobbs
        Clifford Chance Rogers & Wells LLP
        200 Park Avenue
        New York, NY 10166
        Fax: (212) 878-8375

     8.4 Severability. If any provision of this Voting Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Voting Agreement. Each provision of this Voting Agreement is separable from every other provision of this Voting Agreement, and each part of each provision of this Voting Agreement is separable from every other part of such provision.

     8.5 Entire Agreement. This Voting Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the

                                      B-1-4
parties with respect thereto. No addition to or modification of any provision of this Voting Agreement shall be binding upon either party unless made in writing and signed by both parties.

     8.6 Assignment; Binding Effect. Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Holder or the Company and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon Holder, the Company and their respective heirs, estate, executors, personal representatives, successors and assigns, and shall inure to the benefit of the Company and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Subject Securities are Transferred. Nothing in this Voting Agreement is intended to confer on any Person (other than the Company and its successors and assigns) any rights or remedies of any nature.

     8.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement or the Proxy was not performed in accordance with its specific terms or was otherwise breached. Holder agrees that, in the event of any breach or threatened breach by Holder of any covenant or obligation contained in this Voting Agreement or in the Proxy, the Company shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Holder further agrees that neither the Company nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.7, and Holder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

     8.8 Non-Exclusivity. The rights and remedies of the Company under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of the Company under this Voting Agreement, and the obligations and liabilities of Holder under this Voting Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Voting Agreement shall limit any of Holder's obligations, or the rights or remedies of the Company, under any Affiliate Agreement between the Company and Holder; and nothing in any such Affiliate Agreement shall limit any of Holder's obligations, or any of the rights or remedies of the Company, under this Voting Agreement.

     8.9  Governing Law.

     This Voting Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

     STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

     8.10 Counterparts. This Voting Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     8.11 Captions. The captions contained in this Voting Agreement are for convenience of reference only, shall not be deemed to be a part of this Voting Agreement and shall not be referred to in connection with the construction or interpretation of this Voting Agreement.

     8.12 Attorneys' Fees. If any legal action or other legal proceeding relating to this Voting Agreement or the enforcement of any provision of this Voting Agreement is brought against Holder, the prevailing

                                      B-1-5
party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     8.13 Waiver. No failure on the part of the Company to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The Company shall not be deemed to have waived any claim available to the Company arising out of this Voting Agreement, or any power, right, privilege or remedy of the Company under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     8.13 Termination of Agreement. In the event that the Effective Time of the Merger has not occurred on or prior to December 31, 2000, then, in such event, Holder shall have the right to terminate this Agreement at any time subsequent to December 31, 2000 by providing notice of such termination to the Company in accordance with Section 8.3 hereof.

     8.15  Construction.

     (a) For purposes of this Voting Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

     (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Voting Agreement.

     (c) As used in this Voting Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

     (d) Except as otherwise indicated, all references in this Voting Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Voting Agreement and Exhibits to this Voting Agreement.

                                      B-1-6

     IN WITNESS WHEREOF, the Company and Holder have caused this Voting Agreement to be executed as of the date first written above.

                                          TOTAL SPORTS INC.

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                          HOLDER:
                                          --------------------------------------

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                          Address:
                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          Facsimile:
                                          --------------------------------------

                                                       ADDITIONAL SECURITIES
SHARES HELD OF RECORD     OPTIONS AND OTHER RIGHTS      BENEFICIALLY OWNED
---------------------     ------------------------     ---------------------
3,897,437 shares of    653,934 shares of Common Stock
Common Stock           to be received in the pending
                       Golf.com transaction

                                      B-1-7

                                   EXHIBIT A

                                 FORM OF PROXY

     The undersigned stockholder of Quokka Sports, Inc., a Delaware corporation ("Parent"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Gary Stevenson, Frank Daniels III and Total Sports Inc., a Delaware corporation (the "Company"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the outstanding shares of capital stock of Parent owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of Parent which the undersigned may acquire on or after the date hereof. (The shares of the capital stock of Parent referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence are collectively referred to as the "Shares.") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares.

     Except as provided below, this proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between the Company and the undersigned (the "Voting Agreement"), and is granted in consideration of the Company entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Merger Sub (as that term is defined in the Reorganization Agreement defined herein) and the Company (the "Reorganization Agreement").

     The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the valid termination of the Reorganization Agreement or the effective time of the merger contemplated thereby (the "Merger") at any meeting of the stockholders of Parent, however called, or in connection with any solicitation of written consents from stockholders of Parent, in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Reorganization Agreement, in each case on substantially the terms and conditions set forth in the Reorganization Agreement, as amended in accordance with the applicable provisions thereof; provided that such amendments do not result in a material change to the fundamental economic terms of the transaction set forth in the Reorganization Agreement.

     The undersigned may vote the Shares on all other matters.

     This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

     If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then
(a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

                                      B-1-8

     This proxy shall terminate upon the earlier of the valid termination of the Reorganization Agreement or the effective time of the Merger and is terminable at the option of the undersigned stockholder at any time after December 31, 2000.

Dated:             , 2000.
                                          Name of
                                          stockholder:
                                          --------------------------------------

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

Number and type of shares of stock of Parent owned of record as of the date of this proxy:

        TYPE/CLASS OF SECURITIES                         NUMBER OF SECURITIES
        ------------------------                         --------------------

----------------------------------------       ----------------------------------------

----------------------------------------       ----------------------------------------

----------------------------------------       ----------------------------------------

----------------------------------------       ----------------------------------------

----------------------------------------       ----------------------------------------

                                      B-1-9

                                                                       ANNEX B-2

                            FORM OF VOTING AGREEMENT

     THIS VOTING AGREEMENT is entered into as of July 20, 2000, by and between TOTAL SPORTS INC., a Delaware corporation (the "Company"), and the below-identified holder ("Holder") of the securities of QUOKKA SPORTS, INC., a Delaware corporation ("Parent").

                                    RECITALS

     A. Parent, Tailback Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Reorganization Agreement") which provides (subject to the conditions set forth therein) for the merger of Merger Sub into the Company (the "Merger").

     B. In order to induce the Company to enter into the Reorganization Agreement, Holder is entering into this Voting Agreement.

     C. Insofar as the Company may be deemed to become an "interested stockholder" under Section 203 of the Delaware General Corporation Law by virtue of the execution and delivery of this Agreement, the parties acknowledge that the Board of Directors of Parent has approved this Agreement prior to the parties' execution and delivery of this Agreement, thereby complying with
Section 203 of the Delaware General Corporation Law.

                                   AGREEMENT

     The parties to this Voting Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

     For purposes of this Voting Agreement:

          (a) "Parent Common Stock" shall mean the common stock, par value $.0001 per share, of Parent.

          (b) "Expiration Date" shall mean the earlier of (i) the date upon which the Reorganization Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

          (c) Holder shall be deemed to "Own" or to have acquired "Ownership" of a security if Holder: (i) is the record owner of such security; or (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

          (d) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

          (e) "Subject Securities" shall mean: (i) all securities of Parent (including all shares of Parent Common Stock and all options, warrants and other rights to acquire shares of Parent Common Stock) Owned by Holder as of the date of this Agreement; and (ii) all additional securities of Parent (including all additional shares of Parent Common Stock and all additional options, warrants and other rights to acquire shares of Parent Common Stock) of which Holder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

          (f) A Person shall be deemed to have a effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

                                      B-2-1

SECTION 2. TRANSFER OF SUBJECT SECURITIES

     2.1 Transferee of Subject Securities to be Bound by this Agreement. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall not cause or permit any Transfer of any of the Subject Securities to be effected unless each Person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be transferred shall have: (a) executed a counterpart of this Voting Agreement and a proxy in the form attached hereto as Exhibit A; and (b) agreed to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and provisions of this Voting Agreement.

     2.2 Transfer of Voting Rights. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

SECTION 3. VOTING OF SHARES

     3.1 Voting Agreement. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date:

          (a) at any meeting of stockholders of Parent, however called, Holder shall (unless otherwise directed in writing by the Company) cause all outstanding shares of Parent Common Stock that are Owned by Holder as of the record date fixed for such meeting to be voted in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger, the issuance of Parent Common Stock in the Merger and in favor of each of the other actions contemplated by the Reorganization Agreement; and

          (b) in the event written consents are solicited or otherwise sought from stockholders of Parent with respect to the approval or adoption of the Reorganization Agreement, with respect to the approval of the Merger or with respect to any of the other actions contemplated by the Reorganization Agreement, Holder shall (unless otherwise directed in writing by the Company) cause to be executed, with respect to all outstanding shares of Parent Common Stock that are Owned by Holder as of the record date fixed for the consent to the proposed action, a written consent or written consents to such proposed action.

     3.2  Proxy; Further Assurances.

     Contemporaneously with the execution of this Voting Agreement: (i) Holder shall deliver to the Company a proxy in the form attached to this Voting Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "Proxy"); and (ii) Holder shall cause to be delivered to the Company an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Parent Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Holder.

SECTION 4. WAIVER OF APPRAISAL RIGHTS

     Holder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger or any related transaction that Holder or any other Person may have by virtue of the Ownership of any outstanding shares of Parent Common Stock Owned by Holder.

SECTION 5. NO SOLICITATION

     Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall not, directly or indirectly, and Holder shall ensure that his Representatives (as defined in the Reorganization Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage or induce

                                      B-2-2
the making, submission or announcement of any Acquisition Proposal (as defined in the Reorganization Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding Parent or any direct or indirect subsidiary of Parent to any Person in connection with or in response to an Acquisition Proposal or potential Acquisition Proposal; or (iii) engage in discussions with any Person with respect to any Acquisition Proposal. Holder shall immediately cease and discontinue, and Holder shall ensure that his Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF HOLDER

     Holder hereby represents and warrants to the Company as follows:

     6.1 Authorization, etc. If Holder is not an individual, Holder has the corporate, limited liability company, partnership or other comparable organizational power and authority to execute and deliver this Voting Agreement and the Proxy and to perform its obligations hereunder and thereunder. This Voting Agreement and the Proxy have been duly executed and delivered by Holder and constitute legal, valid and binding obligations of Holder, enforceable against Holder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     6.2  No Conflicts or Consents.

     (a) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Holder or by which he or any of his properties is or may be bound or affected and, if Holder is not an individual, Holder's certificate of incorporation, formation certificate, partnership agreement or comparable organizational document; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Holder is a party or by which Holder or any of his affiliates or properties is or may be bound or affected.

     (b) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not, require any consent or approval of any Person.

     6.3 Title to Securities. As of the date of this Voting Agreement: (a) Holder holds of record (free and clear of any liens or encumbrances) the number of outstanding shares of Parent Common Stock set forth under the heading "Shares Held of Record" on the signature page hereof; (b) Holder holds (free and clear of any liens or encumbrances) the options, warrants and other rights to acquire shares of Parent Common Stock set forth under the heading "Options and Other Rights" on the signature page hereof; (c) Holder Owns the additional securities of Parent set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof; and (d) Holder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of Parent, other than the shares and options, warrants and other rights set forth on the signature page hereof.

SECTION 7. [RESERVED]

SECTION 8. MISCELLANEOUS

     8.1 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by Holder in this Voting Agreement shall survive the Expiration Date.

     8.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Voting Agreement shall be paid by the party incurring such costs and expenses.

                                      B-2-3

     8.3 Notices. Any notice or other communication required or permitted to be delivered to either party under this Voting Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

          if to Holder:

          at the address set forth below Holder's signature on the signature page hereof

          With a copy to:

          Quokka Sports, Inc.
          525 Brannan Street
          San Francisco, CA 94107
          Attention: General Counsel
          Fax: (415) 908-4069

          if to the Company:

          Total Sports Inc.
          234 Fayetteville Street
          Raleigh, NC 27601
          Attn: General Counsel
          Fax: (919) 573-5436

          With a copy to:

          Steven A. Hobbs
          Clifford Chance Rogers & Wells LLP
          200 Park Avenue
          New York, NY 10166
          Fax: (212) 878-8375

     8.4 Severability. If any provision of this Voting Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Voting Agreement. Each provision of this Voting Agreement is separable from every other provision of this Voting Agreement, and each part of each provision of this Voting Agreement is separable from every other part of such provision.

     8.5 Entire Agreement. This Voting Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Voting Agreement shall be binding upon either party unless made in writing and signed by both parties.

     8.6 Assignment; Binding Effect. Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Holder or the Company and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon Holder, the Company and their respectived his heirs, estate, executors, personal representatives, successors and assigns, and shall

                                      B-2-4
inure to the benefit of the Company and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Subject Securities are Transferred. Nothing in this Voting Agreement is intended to confer on any Person (other than the Company and its successors and assigns) any rights or remedies of any nature.

     8.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement or the Proxy was not performed in accordance with its specific terms or was otherwise breached. Holder agrees that, in the event of any breach or threatened breach by Holder of any covenant or obligation contained in this Voting Agreement or in the Proxy, the Company shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Holder further agrees that neither the Company nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.7, and Holder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

     8.8 Non-Exclusivity. The rights and remedies of the Company under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of the Company under this Voting Agreement, and the obligations and liabilities of Holder under this Voting Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Voting Agreement shall limit any of Holder's obligations, or the rights or remedies of the Company, under any Affiliate Agreement between the Company and Holder; and nothing in any such Affiliate Agreement shall limit any of Holder's obligations, or any of the rights or remedies of the Company, under this Voting Agreement.

     8.9  Governing Law.

     This Voting Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

     STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

     8.10 Counterparts. This Voting Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     8.11 Captions. The captions contained in this Voting Agreement are for convenience of reference only, shall not be deemed to be a part of this Voting Agreement and shall not be referred to in connection with the construction or interpretation of this Voting Agreement.

     8.12 Attorneys' Fees. If any legal action or other legal proceeding relating to this Voting Agreement or the enforcement of any provision of this Voting Agreement is brought against Holder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     8.13 Waiver. No failure on the part of the Company to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of the Company in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The

                                      B-2-5

Company shall not be deemed to have waived any claim available to the Company arising out of this Voting Agreement, or any power, right, privilege or remedy of the Company under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Company; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     8.14  Construction.

     (a) For purposes of this Voting Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

     (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Voting Agreement.

     (c) As used in this Voting Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

     (d) Except as otherwise indicated, all references in this Voting Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Voting Agreement and Exhibits to this Voting Agreement.

                                      B-2-6

     IN WITNESS WHEREOF, the Company and Holder have caused this Voting Agreement to be executed as of the date first written above.

                                          TOTAL SPORTS INC.

                                          By:

                                          Name:

                                          Title:

                                          HOLDER:

                                          By:

                                          Name:

                                          Title:

                                          Address:
                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          Facsimile:
                                          --------------------------------------

                                                       ADDITIONAL SECURITIES
SHARES HELD OF RECORD     OPTIONS AND OTHER RIGHTS      BENEFICIALLY OWNED
---------------------     ------------------------     ---------------------

                                      B-2-7

                                   EXHIBIT A

                           FORM OF IRREVOCABLE PROXY

     The undersigned stockholder of Quokka Sports, Inc., a Delaware corporation ("Parent"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Gary Stevenson, Frank Daniels III and Total Sports Inc., a Delaware corporation (the "Company"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the outstanding shares of capital stock of Parent owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of Parent which the undersigned may acquire on or after the date hereof. (The shares of the capital stock of Parent referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence are collectively referred to as the "Shares.") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares.

     This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between the Company and the undersigned (the "Voting Agreement"), and is granted in consideration of the Company entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Merger Sub (as that term is defined in the Reorganization Agreement defined herein) and the Company (the "Reorganization Agreement").

     The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the valid termination of the Reorganization Agreement or the effective time of the merger contemplated thereby (the "Merger") at any meeting of the stockholders of Parent, however called, or in connection with any solicitation of written consents from stockholders of Parent, in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Reorganization Agreement.

     The undersigned may vote the Shares on all other matters.

     This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

     If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then
(a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

                                      B-2-8

     This proxy shall terminate upon the earlier of the valid termination of the Reorganization Agreement or the effective time of the Merger.

Dated:             , 2000.

                                          Name of
                                          stockholder:

                                          By:

                                          Name:

                                          Title:

Number and type of shares of stock of Parent owned of record as of the date of this proxy:

        TYPE/CLASS OF SECURITIES                      NUMBER OF SECURITIES
        ------------------------                      --------------------

----------------------------------------    ----------------------------------------

----------------------------------------    ----------------------------------------

----------------------------------------    ----------------------------------------

----------------------------------------    ----------------------------------------

----------------------------------------    ----------------------------------------

                                      B-2-9

                                                                         ANNEX C

                            FORM OF VOTING AGREEMENT

     THIS VOTING AGREEMENT is entered into as of July   , 2000, by and between
QUOKKA SPORTS, INC., a Delaware corporation ("Parent"), and the below-identified holder ("Holder") of the securities of TOTAL SPORTS INC., a Delaware corporation (the "Company").

                                    RECITALS

     A. Parent, Tailback Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the "Reorganization Agreement") which provides (subject to the conditions set forth therein) for the merger of Merger Sub into the Company (the "Merger").

     B. In order to induce Parent and Merger Sub to enter into the Reorganization Agreement, Holder is entering into this Voting Agreement.

     C. Insofar as Parent may be deemed to become an "interested stockholder" under Section 203 of the Delaware General Corporation Law by virtue of the execution and delivery of this Agreement, the parties acknowledge that the Board of Directors of the Company has approved this Agreement prior to the parties' execution and delivery of this Agreement, thereby complying with Section 203 of the Delaware General Corporation Law.

                                   AGREEMENT

     The parties to this Voting Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

     For purposes of this Voting Agreement:

          (a) "Company Stock" shall mean any of the following securities of the
     Company: (i) common stock, par value $.001 per share; (ii) Series A Redeemable Preferred Stock, par value $10.00 per share; (iii) Series B Convertible Preferred Stock, par value $4.492 per share; (iv) Series C Convertible Preferred Stock, par value $.001 per share; (v) Series C1 Convertible Preferred Stock, par value $.001 per share; (vi) Series D Convertible Preferred Stock, par value $.001 per share; (vi) Series D1 Convertible Preferred Stock, par value $.001 per share; (vii) Series E Convertible Preferred Stock, par value $.001 per share.

          (b) "Expiration Date" shall mean the earlier of (i) the date upon which the Reorganization Agreement is validly terminated, or (ii) the date upon which the Merger becomes effective.

          (c) Holder shall be deemed to "Own" or to have acquired "Ownership" of a security if Holder: (i) is the record owner of such security; or (ii) is the "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

          (d) "Person" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

          (e) "Subject Securities" shall mean: (i) all securities of the Company (including all shares of Company Stock and all options, warrants and other rights to acquire shares of Company Stock) Owned by Holder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Stock and all additional options, warrants and other rights to acquire shares of Company Stock) of which Holder acquires Ownership during the period from the date of this Agreement through the Expiration Date.

          (f) A Person shall be deemed to have a effected a "Transfer" of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

SECTION 2. TRANSFER OF SUBJECT SECURITIES

     2.1 Transferee of Subject Securities to be Bound by this Agreement. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall not cause or permit any Transfer of any of the Subject Securities to be effected unless each Person to which any of such Subject Securities, or any interest in any of such Subject Securities, is or may be transferred shall have: (a) executed a counterpart of this Voting Agreement and a proxy in the form attached hereto as Exhibit A; and (b) agreed to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and provisions of this Voting Agreement.

     2.2 Transfer of Voting Rights. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall ensure that: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

SECTION 3. VOTING OF SHARES

     3.1 Voting Agreement. Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date:

          (a) at any meeting of stockholders of the Company, however called, Holder shall (unless otherwise directed in writing by Parent) cause all outstanding shares of Company Stock that are Owned by Holder as of the record date fixed for such meeting to be voted in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Reorganization Agreement; and

          (b) in the event written consents are solicited or otherwise sought from stockholders of the Company with respect to the approval or adoption of the Reorganization Agreement, with respect to the approval of the Merger or with respect to any of the other actions contemplated by the Reorganization Agreement, Holder shall (unless otherwise directed in writing by Parent) cause to be executed, with respect to all outstanding shares of Company Stock that are Owned by Holder as of the record date fixed for the consent to the proposed action, a written consent or written consents to such proposed action.

     3.2  Proxy; Further Assurances.

     Contemporaneously with the execution of this Voting Agreement: (i) Holder shall deliver to Parent a proxy in the form attached to this Voting Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law, with respect to the shares referred to therein (the "Proxy"); and (ii) Holder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Holder.

SECTION 4. WAIVER OF APPRAISAL RIGHTS

     Holder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger or any related transaction that Holder or any other Person may have by virtue of the Ownership of any outstanding shares of Company Stock Owned by Holder.

SECTION 5. NO SOLICITATION

     Holder agrees that, during the period from the date of this Voting Agreement through the Expiration Date, Holder shall not, directly or indirectly, and Holder shall ensure that his Representatives (as defined in the Reorganization Agreement) do not, directly or indirectly: (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined in the Reorganization Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding the Company or any direct or indirect subsidiary of the Company to any Person in connection with or in response to an Acquisition Proposal or potential Acquisition Proposal; or (iii) engage in discussions with any Person with respect to any Acquisition Proposal. Holder shall immediately cease and discontinue, and Holder shall ensure that his Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF HOLDER

     Holder hereby represents and warrants to Parent as follows:

     6.1 Authorization, etc. If Holder is not an individual, Holder has the corporate, limited liability company, partnership or other comparable organizational power and authority to execute and deliver this Voting Agreement and the Proxy and to perform its obligations hereunder and thereunder. This Voting Agreement and the Proxy have been duly executed and delivered by Holder and constitute legal, valid and binding obligations of Holder, enforceable against Holder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     6.2  No Conflicts or Consents.

     (a) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Holder or by which he or any of his properties is or may be bound or affected and, if Holder is not an individual, Holder's certificate of incorporation, formation certificate, partnership agreement or comparable organization documents; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any contract to which Holder is a party or by which Holder or any of his affiliates or properties is or may be bound or affected.

     (b) The execution and delivery of this Voting Agreement and the Proxy by Holder do not, and the performance of this Voting Agreement and the Proxy by Holder will not, require any consent or approval of any Person.

     6.3 Title to Securities. As of the date of this Voting Agreement: (a) Holder holds of record (free and clear of any liens or encumbrances) the number of outstanding shares of Company Stock set forth under the heading "Shares Held of Record" on the signature page hereof; (b) Holder holds (free and clear of any liens or encumbrances) the options, warrants and other rights to acquire shares of Company Stock set forth under the heading "Options and Other Rights" on the signature page hereof; (c) Holder Owns the additional securities of the Company set forth under the heading "Additional Securities Beneficially Owned" on the signature page hereof; and (d) Holder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof.

SECTION 7. [RESERVED]

SECTION 8. MISCELLANEOUS

     8.1 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by Holder in this Voting Agreement shall survive the Expiration Date.

     8.2 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Voting Agreement shall be paid by the party incurring such costs and expenses.

     8.3 Notices. Any notice or other communication required or permitted to be delivered to either party under this Voting Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

        if to Holder:

        at the address set forth below Holder's signature on the signature page hereof

        With a copy to:

        Steven A. Hobbs
        Clifford Chance Rogers & Wells LLP
        200 Park Avenue
        New York, NY 10166
        Fax: (212) 878-8375

        if to Parent:

        Quokka Sports, Inc.
        525 Brannan Street
        San Francisco, CA 94107
        Attn: General Counsel
        Fax: (415) 908-4069

     8.4 Severability. If any provision of this Voting Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Voting Agreement. Each provision of this Voting Agreement is separable from every other provision of this Voting Agreement, and each part of each provision of this Voting Agreement is separable from every other part of such provision.

     8.5 Entire Agreement. This Voting Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Voting Agreement shall be binding upon either party unless made in writing and signed by both parties.

     8.6 Assignment; Binding Effect. Except as provided herein, neither this Voting Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Holder or Parent and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Voting Agreement shall be binding upon Holder, Parent and their respective heirs, estate, executors, personal representatives, successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Voting Agreement, this Voting Agreement shall be binding upon any Person to whom any Subject Securities are Transferred. Nothing in this Voting Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

     8.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement or the Proxy was not performed in accordance with its specific terms or was otherwise breached. Holder agrees that, in the event of any breach or threatened breach by Holder of any covenant or obligation contained in this Voting Agreement or in the Proxy, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Holder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.7, and Holder irrevocably waives any right he may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

     8.8 Non-Exclusivity. The rights and remedies of Parent under this Voting Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Voting Agreement, and the obligations and liabilities of Holder under this Voting Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Voting Agreement shall limit any of Holder's obligations, or the rights or remedies of Parent, under any Affiliate Agreement between Parent and Holder; and nothing in any such Affiliate Agreement shall limit any of Holder's obligations, or any of the rights or remedies of Parent, under this Voting Agreement.

     8.9  Governing Law.

     This Voting Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).

     STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS VOTING AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS VOTING AGREEMENT OR THE PROXY.

     8.10 Counterparts. This Voting Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

     8.11 Captions. The captions contained in this Voting Agreement are for convenience of reference only, shall not be deemed to be a part of this Voting Agreement and shall not be referred to in connection with the construction or interpretation of this Voting Agreement.

     8.12 Attorneys' Fees. If any legal action or other legal proceeding relating to this Voting Agreement or the enforcement of any provision of this Voting Agreement is brought against Holder, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     8.13 Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Voting Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Voting Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Voting Agreement, or any power, right, privilege or remedy of Parent under this Voting Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     8.14  Construction.

     (a) For purposes of this Voting Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

     (b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Voting Agreement.

     (c) As used in this Voting Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

     (d) Except as otherwise indicated, all references in this Voting Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Voting Agreement and Exhibits to this Voting Agreement.

     IN WITNESS WHEREOF, Parent and Holder have caused this Voting Agreement to be executed as of the date first written above.

                                          QUOKKA SPORTS, INC.

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                          HOLDER:
                                          --------------------------------------

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                          Address:
                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          Facsimile:
                                          --------------------------------------

                                                       ADDITIONAL SECURITIES
SHARES HELD OF RECORD     OPTIONS AND OTHER RIGHTS      BENEFICIALLY OWNED
---------------------     ------------------------     ---------------------

                                   EXHIBIT A

                           FORM OF IRREVOCABLE PROXY

     The undersigned stockholder of Total Sports Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by law)
appoints and constitutes                ,                and Quokka Sports,
Inc., a Delaware corporation ("Parent"), and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to (i) the outstanding shares of capital stock of the Company owned of record by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of the Company which the undersigned may acquire on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses "(i)" and "(ii)" of the immediately preceding sentence are collectively referred to as the "Shares.") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and the undersigned agrees that no subsequent proxies will be given with respect to any of the Shares.

     This proxy is irrevocable, is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between Parent and the undersigned (the "Voting Agreement"), and is granted in consideration of Parent entering into the Agreement and Plan of Merger and Reorganization, dated as of the date hereof, among Parent, Merger Sub (as that term is defined in the Voting Agreement) and the Company (the "Reorganization Agreement").

     The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the valid termination of the Reorganization Agreement or the effective time of the merger contemplated thereby (the "Merger") at any meeting of the stockholders of the Company, however called, or in connection with any solicitation of written consents from stockholders of the Company, in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger, and in favor of each of the other actions contemplated by the Reorganization Agreement.

     The undersigned may vote the Shares on all other matters.

     This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the undersigned (including any transferee of any of the Shares).

     If any provision of this proxy or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then
(a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this proxy is separable from every other part of such provision.

     This proxy shall terminate upon the earlier of the valid termination of the Reorganization Agreement or the effective time of the Merger.

Dated:             , 2000.

                                          Name of
                                          stockholder:

                                          By:

                                          Name:

                                          Title:

Number and type of shares of stock
of the Company owned of record as of
the date of this proxy:

        TYPE/CLASS OF SECURITIES                      NUMBER OF SECURITIES
        ------------------------                      --------------------

----------------------------------------    ----------------------------------------

----------------------------------------    ----------------------------------------

----------------------------------------    ----------------------------------------

----------------------------------------    ----------------------------------------

----------------------------------------    ----------------------------------------

                                                                         ANNEX D

                                 July 20, 2000

Board of Directors
Total Sports Inc.
234 Fayetteville Street
Raleigh, NC 27601

Gentlemen:

     We understand that Total Sports Inc. ("Total Sports") and Quokka Sports, Inc. ("Quokka") are considering entering into a Merger Agreement with terms substantially as set forth in the draft dated July 20, 2000 (the "Merger Agreement") proposing to effect a transaction as described in the Merger Agreement and related documentation (the "Transaction").

     Pursuant to an engagement letter dated March 7, 2000, you have asked us to render our opinion as of the date hereof as to the fairness of the Transaction from a financial point of view to the securityholders of Total Sports.

     Allen & Company Incorporated ("Allen"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes.

     As you know, Allen has been engaged by Total Sports since March 7, 2000, to render certain financial advisory services in connection with a potential sale of Total Sports. As you know, Allen holds 365,718 warrants to purchase 365,718 shares of common stock of Total Sports, although the terms of the Transaction indicate such warrants are likely to have no economic value and are likely to expire in connection with the closing of the Transaction. In connection with such engagement, Allen will receive a fee upon consummation of the Transaction.

     Our opinion as expressed herein reflects and gives effect to information concerning Total Sports which we acquired during the course of this assignment, including information provided by senior management in the course of a number of discussions. We have not, however, been engaged to, and we have not conducted an independent appraisal of Total Sports' assets, or independently verified the information concerning Total Sports' operations or other data which we have considered in our review, and for the purpose of expressing our opinion set forth herein, we have assumed that all such information is accurate, complete and current.

     In arriving at our conclusion, we have considered, among other factors we deemed relevant, (i) the terms of the draft Merger Agreement and related documentation (which prior to the delivery of this opinion has not been executed by the parties); (ii) the nature of the operations and financial history of Total Sports, including discussions with senior management regarding the business and prospects of Total Sports relating to, among other things, Total Sports' operating budget and financial outlook; (iii) the pro forma cash position and operating projections for the combined company which were developed by both management teams; (iv) the financing alternatives available to support the development of Total Sports; (v) Quokka's filings with the Securities and Exchange Commission, including audited and unaudited financial statements; (vi) the historical trading information for the common stock of Quokka; and (vii) certain financial and stock market information for certain other companies in businesses related to those of Total Sports and Quokka. In addition to our review and analyses of the specific information set forth above, our opinion herein reflects and gives effect to our assessment of general economic, monetary, market and industry conditions existing as of the date hereof as they may affect the business and prospects of Total Sports.

Board of Directors
Total Sports Inc.
Page  2

     We have been informed that Quokka and National Broadcasting Company, Inc. ("NBC"), an existing investor in Total Sports represented on Total Sports' Board of Directors and a co-venturer of Quokka's in one of Quokka's significant strategic programming initiatives, are continuing their ongoing negotiations of the nature of their various business relationships, in connection with which NBC is acquiring a warrant to purchase common stock of Quokka.

     In opining as to the fairness of the consideration to be received by the securityholders of Total Sports pursuant to the Transaction, we are necessarily opining as to the aggregate consideration to be received by such securityholders in the Transaction. We understand that the allocation of such Transaction consideration among the various classes of securityholders of Total Sports is determined by the certificate of incorporation and other organic documentation of Total Sports.

     It is understood that this letter has been prepared for the information of the Board of Directors of Total Sports and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Total Sports or Quokka with the Securities and Exchange Commission with respect to the Transaction.

     The opinion rendered herein does not constitute a recommendation to securityholders of Total Sports as to whether to vote in favor of the Transaction or to exchange.

     Based upon and subject to the foregoing, it is our opinion as of the date hereof that the aggregate consideration to be received by the securityholders of Total Sports in connection with the Transaction is fair from a financial point of view.

                                          Very truly yours,

                                          ALLEN & COMPANY INCORPORATED

                                          By      /s/ STANLEY S. SHUMAN
                                            ------------------------------------
                                                  Executive Vice President

                                                                         ANNEX E

                        DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one (1) or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a, b and c of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 145 of the Delaware General Corporation Law, our Bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions),
(iv) the rights conferred in our Bylaws are not exclusive, (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and (vi) we may not retroactively amend the Bylaws provisions relating to indemnity.

     We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director or officer or any of our affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------                     -----------------------
     02.01(1)++  Agreement and Plan of Merger and Reorganization dated March 1,
                 2000 by and among Quokka, Montana Acquisition Corporation
                 and ZoneNetwork.com, Inc.
     02.02(2)    Purchase Agreement and Plan of Reorganization dated June 8,
                 2000 by and among Quokka, Golf.com L.L.C., GolfData
                 Corporation, The New York Times Company Magazine Group,
                 Inc., MediaOne Interactive Services, Inc., Total Sports Inc.
                 and Otto Candies, L.L.C.
     02.03       Agreement and Plan of Merger and Reorganization dated July
                 20, 2000 by and among Quokka and Total Sports Inc. (included as Annex A to the joint proxy statement/ prospectus).
     02.04       Form of Voting Agreement dated July 20, 2000 by and between
                 Quokka and MediaOne Interactive Services, Inc. (included as
                 Annex B-1 to the joint proxy statement/prospectus).
     02.05       Form of Voting Agreement dated July 20, 2000 by and among
                 Quokka and certain stockholders of Quokka (included as
                 Annex B-2 to the joint proxy statement/prospectus).
     02.06       Form of Voting Agreement dated July 20, 2000 by and among
                 Total Sports Inc. and certain stockholders of Total Sports
                 Inc. (included as Annex C to the joint proxy statement/
                 prospectus).
     02.07       Opinion of Allen & Company Incorporated (included as Annex D to the joint proxy statement/prospectus).
     03.01(3)    Amended and Restated Certificate of Incorporation.
     03.02(4)    Amended and Restated Bylaws.
     04.01(5)    Form of Specimen Stock Certificate.
     04.02*      Amended and Restated Investors' Rights Agreement dated
                 September 15, 2000 by and among Quokka and the Investors as set forth on Exhibit A thereto (attached as Exhibit C to
                 Exhibit 04.04 filed herewith)
     04.03(4)    Registration Rights Agreement dated March 30, 2000 between
                 Quokka and KLAS, Inc.
     04.04*      Note Purchase Agreement dated as of September 15, 2000 between
                 Quokka Sports, Inc. and the Purchasers identified therein, including exhibits thereto
     04.05*      Form of 7.0% Convertible Subordinated Promissory Note dated
                 September 15, 2000 issued by Quokka Sports, Inc. (attached as
                 Exhibit A to Exhibit 04.04 filed herewith)
     04.06*      Form of Common Stock Purchase Warrant dated September 15, 2000 issued by Quokka Sports, Inc. (attached as Exhibit B to
                 Exhibit 04.04 filed herewith)
     05.01       Opinion of Cooley Godward LLP regarding the legality of the securities.
     08.01*      Form of Opinion of Cooley Godward LLP regarding tax matters.
     08.02*      Form of Opinion of Clifford Chance Rogers & Wells LLP regarding tax matters.
     10.01(5)    Form of Indemnity Agreement entered into by Quokka with each of its directors and certain executive officers.

    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------                     -----------------------
     10.02(5)    1999 Non-Employee Directors' Stock Option Plan.
     10.03(5)    Form of Nonstatutory Stock Option Agreement under the 1999
                 Non-Employee Directors' Stock Option Plan.
     10.04(5)    1999 Employee Stock Purchase Plan.
     10.05(5)    Form of 1999 Employee Stock Purchase Plan Offering.
     10.06(5)    Amended and Restated 1997 Equity Incentive Plan
     10.07(5)    Form of Stock Option Agreement under the Amended and
                 Restated 1997 Equity Incentive Plan
     10.08(6)    ZoneNetwork.com, Inc. 1996 Stock Option Plan.
     10.09(5)    Key Employee Agreement dated March 25, 1999 between Alvaro
                 Saralegui and Quokka.
     10.10(4)    Employment Agreement dated January 18, 2000 between Michael
                 Gough and Quokka.
     10.11(5)    Subordinated Loan and Security Agreement, dated February 12,
                 1999, between Quokka and Comdisco, Inc.
     10.12(5)    Master Venture Agreement, dated February 9, 1999, by and
                 among Quokka, NBC Olympics, Inc. and NBC/Quokka Ventures,
                 LLC.
     10.13(5)+   Operating Agreement of NBC/Quokka Ventures, LLC, dated
                 February 9, 1999, between Quokka and NBC Olympics, Inc., as amended.
     10.14(5)+   Digital Entertainment Partnership Agreement, dated January
                 1, 1999, between Quokka and Compaq Computer Corporation.
     10.15(5)    Lease, dated April 23, 1999, between Quokka and 1301 Evans
                 Street Associates, LLC.
     10.16(5)    Office Lease Agreement, dated May 27, 1999, between Quokka and EOP-Mission Street, L.L.C.
     10.17(5)    Lease, dated July 16, 1999, between SKS Brannan Associates,
                 LLC and Quokka.
     10.18(3)+   Memorandum of Agreement dated September 15, 1999 between
                 Quokka and Intel Corporation.
     10.19++     Amended and Restated Loan and Security Agreement, dated
                 June 7, 1999, between Quokka and Silicon Valley Bank.
     21.01       List of Subsidiaries.
     23.01       Consent of Cooley Godward LLP (set forth in Exhibit 5.01).
     23.02**     Consent of Cooley Godward LLP (set forth in Exhibit 8.01).
     23.03**     Consent of Clifford Chance Rogers & Wells LLP (set forth in
                 Exhibit 8.02).
     23.04*      Consent of PricewaterhouseCoopers LLP, independent
                 accountants (Quokka and Golf.com).
     23.05*      Consent of Deloitte & Touche LLP, independent accountants
                 (Total Sports).
     23.06       Consent of Allen & Company Incorporated (set forth in Annex
                 D to the joint proxy statement/prospectus).
     24.01       Power of Attorney (set forth on signature page).
     27.01(7)    Financial Data Schedule.
     99.01       Form of Quokka Proxy.
     99.02       Form of Total Sports Proxy.

-------------------------
* Filed herewith. Unless otherwise noted, all other exhibits have been previously filed.

**   To be filed by amendment.

(1) Previously filed as an Exhibit to Quokka's Current Report on Form 8-K filed on April 14, 2000 (File No. 000-26311).

(2) Previously filed as an Annex to Quokka's Preliminary Schedule 14A filed on August 14, 2000 (File No. 000-26311).

(3) Previously filed as an Exhibit to Quokka's Report on Form 10-Q filed on November 15, 1999 (File No. 000-26311).

(4) Previously filed as an Exhibit to Quokka's Report on Form 10-Q filed on May 15, 2000 (File No. 000-26311).

(5) Previously filed as an Exhibit to Quokka's Registration Statement on Form S-1 (File No. 333-76981) filed in connection with the Company's initial public offering.

(6) Previously filed as an Exhibit to Quokka's Registration Statement on Form S-8 filed on May 24, 2000 (File No. 333-37732).

(7) Previously filed as an Exhibit to Quokka's Report on Form 10-Q filed on August 14, 2000 (File No. 000-26311) and as an Exhibit to Quokka's Report on Form 10-K filed on March 29, 2000 (File No. 000-26311).

+ Confidential treatment has been granted as to portions of this Exhibit. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

++ Attachments to this exhibit were omitted, but will be provided to the Securities and Exchange Commission supplementally upon request.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required in Section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request;

     (5) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on September 28, 2000.

                                          QUOKKA SPORTS, INC.

                                          By:       /s/ ALAN S. RAMADAN
                                            ------------------------------------
                                                      Alan S. Ramadan
                                                    President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                     TITLE                          DATE
                  ---------                                     -----                          ----

             /s/ ALAN S. RAMADAN                 President, Chief Executive Officer       September 28, 2000
---------------------------------------------    and Director (Principal Executive
              (Alan S. Ramadan)                               Officer)

                       *                         Executive Vice President, Chief          September 28, 2000
---------------------------------------------    Financial Officer and Secretary
                (Les Schmidt)                    (Principal Financial and Accounting
                                                              Officer)

                       *                         Director (Chairman of the Board of       September 28, 2000
---------------------------------------------                Directors)
            (Richard H. Williams)

                       *                         Director (Vice-Chairman of the Board     September 28, 2000
---------------------------------------------              of Directors)
            (John Bertrand A.M.)

                       *                                       Director                   September 28, 2000
---------------------------------------------
             (Walter W. Bregman)

                       *                                      Director                    September 28, 2000
---------------------------------------------
           (James G. Shennan, Jr.)

                       *                                      Director                    September 28, 2000
---------------------------------------------
             (Barry M. Weinman)


* By:       /s/ ALAN S. RAMADAN
      ---------------------------------------
              Alan S. Ramadan
              ATTORNEY-IN-FACT


                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------                     -----------------------
     02.01(1)++  Agreement and Plan of Merger and Reorganization dated March
                 1, 2000 by and among Quokka, Montana Acquisition Corporation and ZoneNetwork.com, Inc.
     02.02(2)    Purchase Agreement and Plan of Reorganization dated June 8,
                 2000 by and among Quokka, Golf.com L.L.C., GolfData
                 Corporation, The New York Times Company Magazine Group,
                 Inc., MediaOne Interactive Services, Inc., Total Sports Inc.
                 and Otto Candies, L.L.C.
     02.03       Agreement and Plan of Merger and Reorganization dated July
                 20, 2000 by and among Quokka and Total Sports Inc. (included as Annex A to the joint proxy statement/ prospectus).
     02.04       Form of Voting Agreement dated July 20, 2000 by and between
                 Quokka and MediaOne Interactive Services, Inc. (included as
                 Annex B-1 to the joint proxy statement/prospectus).
     02.05       Form of Voting Agreement dated July 20, 2000 by and among
                 Quokka and certain stockholders of Quokka (included as Annex
                 B-2 to the joint proxy statement/prospectus).
     02.06       Form of Voting Agreement dated July 20, 2000 by and among
                 Total Sports Inc. and certain stockholders of Total Sports
                 Inc. (included as Annex C to the joint proxy statement/
                 prospectus).
     02.07       Opinion of Allen & Company Incorporated (included as Annex D to the joint proxy statement/prospectus).
     03.01(3)    Amended and Restated Certificate of Incorporation.
     03.02(4)    Amended and Restated Bylaws.
     04.01(5)    Form of Specimen Stock Certificate.
     04.02*      Amended and Restated Investors' Rights Agreement dated
                 September 15, 2000 by and among Quokka and the Investors as set forth on Exhibit A thereto (attached as Exhibit C to
                 Exhibit 04.04 filed herewith)
     04.03(4)    Registration Rights Agreement dated March 30, 2000 between
                 Quokka and KLAS, Inc.
     04.04*      Note Purchase Agreement dated as of September 15, 2000 between
                 Quokka and the Purchasers identified therein, including
                 exhibits thereto.
     04.05*      Form of 7.0% Convertible Subordinated Promissory Note dated
                 September 15, 2000 issued by Quokka (attached as Exhibit A to
                 Exhibit 04.04 filed herewith)
     04.06*      Form of Common Stock Purchase Warrant dated September 15, 2000 issued by Quokka (attached as Exhibit B to Exhibit 04.04 filed herewith)
     05.01       Opinion of Cooley Godward LLP regarding the legality of the securities.
     08.01*      Form of Opinion of Cooley Godward LLP regarding tax matters.
     08.02*      Form of Opinion of Clifford Chance Rogers & Wells LLP regarding tax matters.
     10.01(5)    Form of Indemnity Agreement entered into by Quokka with each of its directors and certain executive officers.

    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------                     -----------------------
     10.02(5)    1999 Non-Employee Directors' Stock Option Plan.
     10.03(5)    Form of Nonstatutory Stock Option Agreement under the 1999
                 Non-Employee Directors' Stock Option Plan.
     10.04(5)    1999 Employee Stock Purchase Plan.
     10.05(5)    Form of 1999 Employee Stock Purchase Plan Offering.
     10.06(5)    Amended and Restated 1997 Equity Incentive Plan
     10.07(5)    Form of Stock Option Agreement under the Amended and
                 Restated 1997 Equity Incentive Plan
     10.08(6)    ZoneNetwork.com, Inc. 1996 Stock Option Plan.
     10.09(5)    Key Employee Agreement dated March 25, 1999 between Alvaro
                 Saralegui and Quokka.
     10.10(4)    Employment Agreement dated January 18, 2000 between Michael
                 Gough and Quokka.
     10.11(5)    Subordinated Loan and Security Agreement, dated February 12,
                 1999, between Quokka and Comdisco, Inc.
     10.12(5)    Master Venture Agreement, dated February 9, 1999, by and
                 among Quokka, NBC Olympics, Inc. and NBC/Quokka Ventures,
                 LLC.
     10.13(5)+   Operating Agreement of NBC/Quokka Ventures, LLC, dated
                 February 9, 1999, between Quokka and NBC Olympics, Inc., as amended.
     10.14(5)+   Digital Entertainment Partnership Agreement, dated January
                 1, 1999, between Quokka and Compaq Computer Corporation.
     10.15(5)    Lease, dated April 23, 1999, between Quokka and 1301 Evans
                 Street Associates, LLC.
     10.16(5)    Office Lease Agreement, dated May 27, 1999, between Quokka and EOP-Mission Street, L.L.C.
     10.17(5)    Lease, dated July 16, 1999, between SKS Brannan Associates,
                 LLC and Quokka.
     10.18(3)+   Memorandum of Agreement dated September 15, 1999 between
                 Quokka and Intel Corporation.
     10.19++     Amended and Restated Loan and Security Agreement, dated
                 June 7, 1999, between Quokka and Silicon Valley Bank.
     21.01       List of Subsidiaries.
     23.01       Consent of Cooley Godward LLP (set forth in Exhibit 5.01).
     23.02**     Consent of Cooley Godward LLP (set forth in Exhibit 8.01).
     23.03**     Consent of Clifford Chance Rogers & Wells LLP (set forth in
                 Exhibit 8.02).
     23.04*      Consent of PricewaterhouseCoopers LLP, independent
                 accountants (Quokka and Golf.com).
     23.05*      Consent of Deloitte & Touche LLP, independent accountants
                 (Total Sports).
     23.06       Consent of Allen & Company Incorporated (set forth in Annex
                 D to the joint proxy statement/prospectus).
     24.01       Power of Attorney (set forth on signature page).
     27.01(7)    Financial Data Schedule.
     99.01       Form of Quokka Proxy.
     99.02       Form of Total Sports Proxy.

-------------------------
* Filed herewith. Unless otherwise noted, all other exhibits have been previously filed.

**   To be filed by amendment.

(1) Previously filed as an Exhibit to Quokka's Current Report on Form 8-K filed on April 14, 2000 (File No. 000-26311).

(2) Previously filed as an Annex to Quokka's Preliminary Schedule 14A filed on August 14, 2000 (File No. 000-26311).

(3) Previously filed as an Exhibit to Quokka's Report on Form 10-Q filed on November 15, 1999 (File No. 000-26311).

(4) Previously filed as an Exhibit to Quokka's Report on Form 10-Q filed on May 15, 2000 (File No. 000-26311).

(5) Previously filed as an Exhibit to Quokka's Registration Statement on Form S-1 (File No. 333-76981) filed in connection with the Company's initial public offering.

(6) Previously filed as an Exhibit to Quokka's Registration Statement on Form S-8 filed on May 24, 2000 (File No. 333-37732).

(7) Previously filed as an Exhibit to Quokka's Report on Form 10-Q filed on August 14, 2000 (File No. 000-26311) and as an Exhibit to Quokka's Report on Form 10-K filed on March 29, 2000 (File No. 000-26311).

+ Confidential treatment has been granted as to portions of this Exhibit. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

++ Attachments to this exhibit were omitted, but will be provided to the Securities and Exchange Commission supplementally upon request.

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required in Section 10(a) (3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in


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